Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). A registration statement on Form F-4 was filed with the SEC in connection with the combination of Fiat Chrysler Automobiles N.V. (“FCA”)  and Peugeot S.A. (“PSA”)  through a cross-border merger and was declared effective by the SEC on November 20, 2020. Shareholders of PSA and FCA who are U.S. persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may obtain free copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.
Peugeot S.A. posted a copy of the following document on its website on November 20, 2020:

(Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, with its seat in Amsterdam, the Netherlands)

Application for listing and admission to trading on the Mercato Telematico Azionario of up to 1,545,221,900 common shares in the share capital of Fiat Chrysler Automobiles N.V., intended to be renamed Stellantis N.V.

Application for listing and admission to trading on Euronext Paris of all the issued and to be issued common shares in the share capital of Fiat Chrysler Automobiles N.V., intended to be renamed Stellantis N.V.

This document (this "Prospectus") is published in connection with (1) the listing and admission to trading on the Mercato Telematico Azionario ("MTA") organized and managed by Borsa Italiana S.p.A. of up to 1,545,221,900 common shares in the share capital of Fiat Chrysler Automobiles N.V. ("FCA N.V." or the "Company", intended to be renamed Stellantis N.V. ("Stellantis"), with effect from the Governance Effective Time (as defined below)) with a nominal value of €0.01 each (the "FCA Common Shares" or, at or after the effective time of the Merger (as defined below), the "Stellantis Common Shares") and (2) the listing and admission to trading on Euronext in Paris, a regulated market of Euronext Paris S.A. ("Euronext Paris") of the FCA Common Shares (the events under (1) and (2) together, the "Listing").

On December 17, 2019, FCA N.V. and Peugeot S.A., a French Société Anonyme ("Peugeot S.A.") entered into a combination agreement (the "Original Combination Agreement") providing for the combination of FCA N.V. and Peugeot S.A. through a cross-border merger (the "Merger"), with FCA N.V. as the surviving company in the merger. On September 14, 2020, the parties entered into an amendment to the Original Combination Agreement (the "Combination Agreement Amendment", and together with the Original Combination Agreement, the "Combination Agreement"), amending certain terms of the combination. In connection with the Merger, FCA N.V. intends to issue up to 1,545,221,900 FCA Common Shares to holders (each a "PSA Shareholder") of ordinary shares in the share capital of Peugeot S.A. with a nominal value of €1.00 each (the "PSA Ordinary Shares") through the centralized depository and clearing systems of the Depository Trust Company ("DTC") and Euroclear France. Unless the context otherwise requires, this Prospectus has been prepared on the assumption that the Merger will become effective as proposed and as described in further detail in this Prospectus.

The Combination Agreement provides that, subject to requisite shareholder approvals and the other conditions precedent included in the Combination Agreement and described in this Prospectus, PSA Shareholders will receive through the centralized depository and clearing systems of DTC and Euroclear France 1.742 FCA Common Shares for each PSA Ordinary Share (the "Exchange Ratio") that they hold immediately prior to completion of the Merger. The Exchange Ratio is fixed and will not be adjusted for changes in the market value of the FCA Common Shares or the PSA Ordinary Shares.

PSA Shareholders will vote on the Merger at an extraordinary meeting of shareholders and a special meeting of shareholders entitled to double voting rights both of which to be held on January 4, 2021. Separately, holders of FCA Common Shares (each an "FCA Shareholder") will vote on the Merger at an extraordinary meeting of shareholders, to be held on January 4, 2021. Subject to the satisfaction and/or waiver of the other conditions precedent contained in the Combination Agreement, the Merger will not become effective unless (a) a resolution approving the Merger is passed at (i) the extraordinary meeting of PSA Shareholders (the "PSA General Meeting Approval") with a two-thirds majority of the votes cast by the shareholders present or represented at such meeting, provided that at least 25 percent of the PSA Ordinary Shares carrying voting rights are present or represented at the first convening of such meeting, or at least 20 percent of the PSA Ordinary Shares carrying voting rights are present or represented at the second convening of such meeting and at (ii) the special meeting of PSA Shareholders entitled to double voting rights (the "PSA Special Meeting Approval" and together with the PSA General Meeting Approval, the "PSA Shareholders Approval") with a two-thirds majority of the votes cast by the shareholders entitled to double voting rights present or represented at such meeting, provided that at least one-third of the PSA Ordinary Shares carrying double voting rights are present or represented at the first convening of such meeting, or at least 20 percent of the PSA Ordinary Shares carrying double voting rights are present or represented at the second convening of such meeting, and (b) a resolution approving the Merger is passed at the FCA N.V. extraordinary shareholder meeting (the "FCA Shareholder Approval") with the affirmative vote of the holders of (i) a majority of the votes cast at the FCA N.V. shareholders meeting (provided that one half or more of the issued and outstanding share capital of FCA N.V. is represented at such meeting) or (ii) if less than one half of the issued and outstanding share capital of FCA N.V. is represented at the FCA N.V. shareholders meeting, at least two-thirds of the votes cast at such meeting. As of November 13, 2020, which is the latest practicable date prior to the date of this Prospectus (the "Latest Practicable Date"), (a) Établissements Peugeot Frères and FFP, owned, directly through their wholly-owned subsidiary Maillot I ("Maillot", and together with Établissements Peugeot Frères and FFP, "EPF/FFP"), owned 12.36 percent of Peugeot S.A.'s share capital and 18.01 of the total voting rights of Peugeot S.A., (b) Bpifrance Participations S.A. ("BPI S.A.") owned, directly and indirectly through its wholly-owned subsidiary Lion Participations SAS ("Lion SAS", and, together with BPI S.A.,"BPI"), 12.36 percent of Peugeot S.A.'s share capital and 18.01 of the total voting rights of Peugeot S.A., and (c) Dongfeng Motor Group Company Ltd. ("DFG") and Dongfeng Motor (Hong-Kong) International Co Ltd. ("DMHK", and, together with DFG, "Dongfeng") owned 11.24 percent of Peugeot S.A.'s share capital and 16.38 percent of the total voting rights of Peugeot S.A. Each of EPF/FFP, BPI and Dongfeng has agreed to vote in favor of the Merger. As of the Latest Practicable Date, Exor N.V. ("Exor" and, together with EPF/FFP, BPI and Dongfeng, the "Reference Shareholders") owned 28.54 of FCA N.V.'s issued and outstanding share capital, and, based on the loyalty voting system of FCA N.V., 44.40 percent of the total voting rights in FCA N.V. Exor has agreed to vote in favor of the Merger.

Based on the number of FCA Common Shares and PSA Ordinary Shares outstanding on the date of the Combination Agreement, and without giving effect to the repurchase of PSA Ordinary Shares by Peugeot S.A. from Dongfeng as described under "The Combination Agreement and Shareholder Undertakings —Shareholders Undertakings—Lock-up" below, upon effectiveness of the Merger the pre-Merger PSA Shareholders would collectively hold approximately 50 percent of the Stellantis Common Shares, and the pre-Merger shareholders of FCA N.V. would collectively hold the remaining approximately 50 percent of the Stellantis Common Shares. The Merger will become effective at 00:00 a.m. Central European Time on the first day after the date on which the notarial deed of merger between FCA N.V. and Peugeot S.A. is executed. Based on the number of PSA Ordinary Shares outstanding on the Latest Practicable Date, FCA N.V. will issue up to 1,545,221,900 FCA Common Shares to PSA Shareholders as part of the Merger.

Upon completion of the Merger, the newly issued FCA Common Shares will be credited as fully paid and will rank pari passu in all respects with the FCA Common Shares in issue at the time that the new FCA Common Shares are issued pursuant to the Merger.

FCA Common Shares are currently traded on the New York Stock Exchange ("NYSE") and on the MTA, trading under the symbol "FCAU" on the NYSE and under the symbol "FCA" on the MTA, with international securities identification number ("ISIN") NL0010877643, to be changed to NL00150001Q9 on or around the first business day following the Governance Effective Time. FCA N.V. will apply to list the FCA Common Shares to be issued in the Merger on the NYSE and on the MTA. The listing on MTA is expected to take place on the first business day following the closing of the Merger. FCA N.V. will also apply for listing and admission to trading of all FCA Common Shares on Euronext Paris, on which the PSA Ordinary Shares are currently listed. The admission to listing on Euronext Paris is expected to occur prior to the Merger, while the first day of trading on Euronext Paris is expected to be on the first business day following the closing of the Merger, subject to the approval by the competent authorities.

This Prospectus is issued solely in connection with the Listing. This Prospectus does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, any securities by any person.

INVESTING IN THE STELLANTIS COMMON SHARES INVOLVES RISKS. PROSPECTIVE INVESTORS SHOULD READ THIS WHOLE DOCUMENT, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE, IN ITS ENTIRETY. IN PARTICULAR, INVESTORS SHOULD TAKE ACCOUNT OF THE CHAPTER ENTITLED "RISK FACTORS" BEGINNING ON PAGE 23 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS THAT SHOULD BE CAREFULLY CONSIDERED BEFORE INVESTING IN THE STELLANTIS COMMON SHARES.

This Prospectus has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the "AFM"), as competent authority under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the "Prospectus Regulation"). The AFM has only approved this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the issuer that is the subject of this Prospectus or of the quality of the securities that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the Stellantis Common Shares. FCA N.V. has requested the AFM to notify its approval in accordance with article 25(1) of the Prospectus Regulation to the competent authority in France, the Autorité des marchés financiers (the "AMF"), and to the competent authority in Italy, the Commissione Nazionale per le Società e la Borsa ("CONSOB"), with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation.

This Prospectus is dated November 20, 2020.

TABLE OF CONTENTS

SUMMARY	2

RÉSUMÉ	9

NOTA DI SINTESI	16

RISK FACTORS	23

IMPORTANT INFORMATION	53

COMPARATIVE PER SHARE DATA	65

COMPARATIVE MARKET PRICES	68

THE MERGER	69

THE COMBINATION AGREEMENT AND CROSS BORDER MERGER TERMS	115

THE PSA SHAREHOLDER MEETING	136

THE FCA EXTRAORDINARY GENERAL MEETING	138

STELLANTIS	140

CAPITALIZATION AND INDEBTEDNESS	151

FCA	154

FCA OPERATING AND FINANCIAL REVIEW	155

PSA	156

PSA OPERATING AND FINANCIAL REVIEW	178

MAJOR SHAREHOLDERS OF FCA AND PSA AND RELATED PARTY TRANSACTIONS	230

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	233

THE STELLANTIS SHARES, ARTICLES OF ASSOCIATION AND TERMS AND CONDITIONS
OF THE SPECIAL VOTING SHARES	260

COMPARISON OF RIGHTS OF SHAREHOLDERS OF FCA AND STELLANTIS	281

COMPARISON OF RIGHTS OF SHAREHOLDERS OF PSA AND STELLANTIS	282

MATERIAL TAX CONSIDERATIONS	299

INFORMATION INCORPORATED BY REFERENCE	332

ADDITIONAL INFORMATION	339

INDEPENDENT AUDITORS	345

DEFINITIONS	346

INDEX TO THE FAIRNESS OPINIONS	1

SUMMARY

Section A – Introduction and Warnings

Introduction. This summary should be read as an introduction to the prospectus (the "Prospectus") relating to (1) the listing and admission to trading on the Mercato Telematico Azionario ("MTA") organized and managed by Borsa Italiana S.p.A. of up to 1,545,221,900 common shares in the share capital of Fiat Chrysler Automobiles N.V. ("FCA N.V." or the "Company", intended to be renamed Stellantis N.V. ("Stellantis"), with effect from 01.00 Central European Time on the day immediately following the day on which the Merger (as defined below) occurs, unless a later time or date is mutually agreed upon in writing by FCA N.V. and Peugeot S.A. (the "Governance Effective Time")) with a nominal value of €0.01 each (the "FCA Common Shares" or, as of the Governance Effective Time, the "Stellantis Common Shares") and (2) the listing and admission to trading on Euronext in Paris, a regulated market of Euronext Paris S.A. ("Euronext Paris") of the FCA Common Shares (the events under (1) and (2) together, the "Listing"). The Listing is to take place in the context of the intended combination of FCA N.V. and Peugeot S.A. (Peugeot S.A. together with its subsidiaries within the meaning of article L. 233-1 of the French Commercial Code, "PSA") through a cross-border merger (the "Merger"), with FCA N.V. as the surviving company in the merger (the enlarged group comprising FCA (as defined below) and PSA, the "Combined Group"). In connection with the Merger, FCA N.V. intends to issue up to 1,545,221,900 FCA Common Shares to holders (each a "PSA Shareholder") of ordinary shares in the share capital of Peugeot S.A. with a nominal value of €1.00 each (the "PSA Ordinary Shares") through the centralized depository and clearing systems of the Depository Trust Company ("DTC") and Euroclear France. Any decision to invest in the Stellantis Common Shares should be based on a consideration of the Prospectus as a whole by the investor. An investor could lose all or part of the invested capital. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the relevant national legislation, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only where the summary is misleading, inaccurate or inconsistent, when read together with the other parts of the Prospectus, or it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in the Stellantis Common Shares.

The international securities identification number ("ISIN") of the FCA Common Shares is NL0010877643, to be changed to NL00150001Q9 on or around the first business day following the Governance Effective Time. The issuer's legal and commercial name is Fiat Chrysler Automobiles N.V., which is intended to be renamed Stellantis N.V. FCA N.V.'s address is 25 St. James's Street, London SW1A 1HA, United Kingdom, its telephone number is +44 20 7766 0311 and its website is www.fcagroup.com. FCA N.V. is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 60372958 and its legal entity identifier ("LEI") is 549300LKT9PW7ZIBDF31.

Competent Authority. The competent authority approving the Prospectus is the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the "AFM"). The AFM's address is Vijzelgracht 50, 1017 HS Amsterdam, the Netherlands. Its telephone number is +31 (0)20 797 2000 and its website is www.afm.nl. The AFM has approved the Prospectus on November 20, 2020.

Section B – Key Information on the Issuer

Who is the issuer of the securities?

Domicile and legal form. The issuer of the FCA Common Shares is FCA N.V., to be renamed Stellantis as of the Governance Effective Time. FCA N.V. is a public limited liability company (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under the laws of, and is domiciled in the Netherlands. Its LEI is 549300LKT9PW7ZIBDF31 and it operates under the law of the Netherlands.

Principal Activities. FCA N.V., together with its subsidiaries within the meaning of article 2:24b of the Dutch Civil Code as at the date of this Prospectus ("FCA"), is a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through over a hundred manufacturing facilities and over forty research and development centers. FCA has operations in more than forty countries and sells its vehicles directly or through distributors and dealers in more than a hundred and thirty countries. FCA designs, engineers, manufactures, distributes and sells vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For its mass-market vehicle brands, FCA has centralized design, engineering, development and manufacturing operations, which allows it to efficiently operate on a global scale. FCA supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, FCA designs, engineers, manufactures, distributes and sells luxury vehicles under the Maserati brand. FCA makes available retail and dealer financing, leasing and rental services through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions.

Major Shareholders. Based on the information in FCA N.V.'s shareholder register, regulatory filings with the AFM and the United States Securities and Exchange Commission and other sources available to FCA N.V., the following persons owned, directly or indirectly, in excess of three percent of FCA N.V's capital and/or voting interest as of November 13, 2020 (the "Latest Practicable Date"):

FCA Shareholders	Number of Issued FCA Common Shares	Percentage Owned
Exor N.V.(1)	449,410,092	28.54
BlackRock, Inc.(2)	66,230,261	4.21
______________________________________________________________________________________________
(1) In addition, Exor N.V. ("Exor") holds 449,410,092 special voting shares in the share capital of FCA N.V. ("FCA Special Voting Shares"); Exor's beneficial ownership in FCA N.V. is 44.40 percent, calculated as the ratio of (i) the aggregate number of common and FCA Special Voting Shares owned by Exor and (ii) the aggregate number of outstanding FCA Common Shares and issued FCA Special Voting Shares.
(2) BlackRock, Inc. beneficially owns 66,230,261 FCA Common Shares (3.27 percent of total issued shares, which is the aggregate number of outstanding FCA Common Shares and issued FCA Special Voting Shares) and 77,260,142 voting rights (4.91 percent of outstanding FCA Common Shares and 3.82 percent of total issued shares issued by FCA N.V.).

Based on the shareholding information of FCA N.V. and Peugeot S.A. as of the Latest Practicable Date, the exchange ratio of 1.742 FCA Common Shares for each PSA Ordinary Share (the "Exchange Ratio") and certain shareholders undertakings, it is expected that the following persons will own, directly or indirectly, in excess of three percent of Stellantis's share capital immediately following completion of the Merger:

Stellantis Shareholders	Number of Stellantis Common Shares	Anticipated Ownership Percentage(1)
Exor	449,410,092	14.4%
EPF/FFP	224,228,122	7.2%
BPI	192,703,907	6.2%
Dongfeng	175,283,907	5.6%

(1) The percentages of voting rights may differ immaterially from the percentages of ownership due to the fact that a de minimis number of FCA Special Voting Shares will remain outstanding following the Merger. These shares will constitute the Class B Special Voting Shares of Stellantis following closing of the Merger, and may cause an immaterial deviation between percentages of ownership and voting rights.

The numbers and percentages in the table above reflect certain factual assumptions, and therefore the actual numbers and percentages of ownership following the Merger may vary.

Board Members. The members of the board of directors of FCA N.V. (the "FCA Board") are John Elkann, Michael Manley, Richard K. Palmer, Ronald L. Thompson, John Abbott, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie A. Mars, Michelangelo A. Volpi, Patience Wheatcroft and Ermenegildo Zegna.

Independent auditor. FCA N.V.'s statutory auditor is Ernst & Young Accountants LLP.

What is the key financial information regarding the issuer?

Selected historical financial information. The following tables set out selected historical financial information from FCA's and PSA's consolidated statements of income, financial position and cash flows as at the dates and for the period indicated, respectively.

FCA

The selected consolidated financial information set forth below for FCA has been derived from the audited consolidated financial statements of FCA as at December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017 and the accompanying notes thereto and the unaudited condensed consolidated interim financial information of FCA as at and for the three- and nine months ended September 30, 2020 (including comparative financial information for the three- and nine months ended September 30, 2019) and the accompanying notes thereto.

Selected Information Consolidated Income Statement FCA

	Years ended 31 December			Nine months ended 30 September
(€ million, except per share amounts)	2019	2018	2017	2020	2019
Net revenues	€108,187	€110,412	€105,730	€58,088	€78,544
Year-on-year revenue growth	-2.0%	4.4%		-26.0%
Profit/(loss) before taxes	€4,021	€4,108	€5,879	€(412)	€2,091
Net profit/(loss) from continuing operations attributable to owners of the parent	€2,694	€3,323	€3,281	€(1,536)	€1,118
Net profit/(loss) attributable to owners of the parent	€6,622	€3,608	€3,491	€(1,536)	€5,086
Basic earnings/(loss) per share from continuing and discontinued operations	€4.23	€2.33	€2.27	€(0.98)	€3.25
Basic earnings/(loss) per share from continuing operations	€1.72	€2.15	€2.14	€(0.98)	€0.72

Selected Information Consolidated Statement of Financial Position FCA

	As at 31 December			As at 30 September
(€ million)	2019	2018	2017	2020
Total assets	€98,044	€96,873	€96,299	€104,248
Total equity	€28,675	€24,903	€20,987	€25,181

Selected Information Consolidated Statement of Cash Flows FCA

	Years ended 31 December		Nine months ended 30 September
(€ million)	2019	2018	2020	2019
Cash flows from operating activities	€10,462	€9,948	€2,898	€6,094

Of which discontinued operations	€(308)	€484	€-	€(308)
Cash flows used in investing activities	€(2,985)	€(6,738)	€(5,194)	€(91)
Of which net cash proceeds from disposal of discontinued operations	€5,348	€-	€-	€5,348
Of which discontinued operations	€(155)	€(632)	€-	€(155)
Cash flows used in financing activities	€(5,827)	€(2,785)	€14,200	€(3,737)
Of which discontinued operations	€325	€(90)	€-	€325

PSA

The selected consolidated financial information set forth below for PSA has been extracted from the audited consolidated financial statements of PSA as at and for the years ended December 31, 2019, 2018 and 2017 and the accompanying notes thereto and the unaudited condensed interim consolidated financial statements of PSA as at and for the six months ended June 30, 2020 which has been reviewed in accordance with ISA (ISRE 2410) (including comparative financial information for the six months ended June 30, 2019) and the accompanying notes thereto.

The independent auditors' report to the 2018 consolidated financial statements of PSA includes the following emphasis of matter: "We draw attention to Note 1.2 to the consolidated financial statements, which describes the impact of the first-time application of standards of IFRS 15 "Revenue from contracts with customers" and IFRS 9 "Financial instruments". Our opinion is not modified in respect of this matter."

The independent auditors' report to the 2019 consolidated financial statements of PSA includes the following emphasis of matter: "We draw attention to Notes 2.2 and 2.3 to the consolidated financial statements, which describe the impacts of first-time application of IFRS 16 "Leases". Our opinion is not modified in respect of this matter."

Selected Information Consolidated Income Statement PSA

	Years ended 31 December			Six months ended 30 June
(€ million, except per share amounts)	2019	2018	2017	2020	2019
Revenue	€74,731	€74,027	€62,256	€25,120	€38,340
Operating income (loss)	€4,668	€4,400	€3,074	€482	€2,491
Consolidated profit (loss) for the period	€3,584	€3,295	€2,347	€376	€2,048
Basic earnings per €1 par value share attributable to the owners of the parent	€3.58	€3.16	€2.17	€0.66	€2.05

Selected Information Consolidated Balance Sheet PSA

	As at 31 December			As at 30 June
(€ million)	2019(1,2)	2018	2017	2020
Total assets	€69,766	€61,952	€57,915	€67,422
Total equity	€21,801	€19,594	€16,706	€21,994
(1) The consolidated statements of financial position of PSA for the years ended 31 December 2018 and 2017 have not been restated to reflect the effects of the application of IFRS 16 on the consolidated financial statements of PSA, which has been adopted effective 1 January 2019 applying the modified retrospective approach as described in Note 2.3 to the PSA Consolidated Financial Statements for the year ended 31 December 2019.
(2) IFRS 15 was adopted retrospectively by PSA on 1 January 2018. The consolidated statements of financial position of PSA for the years ended 31 December 2017, 2018 and 2019 reflect the effects of the application of IFRS 15.

Selected Information Consolidated Statement of Cash Flows PSA

	Years ended 31 December			Six months ended 30 June
(€ million)	2019	2018	2017	2020	2019
Net cash from (used in) operating activities of continuing operations	€8,705	€8,395	€5,459	€(2,740)	€4,997
Net cash from (used in) investing activities of continuing operations	€(5,972)	€(4,739)	€(5,156)	€(1,913)	€(3,365)
Net cash from (used in) financing activities of continuing operations	€(309)	€(7)	€(354)	€2,838	€(559)
Net cash from the transferred assets and liabilities of operations held for sale	€-	€-	€(7)	€-	€-

Unaudited Pro Forma Financial Information

The unaudited pro forma condensed combined financial information addresses a hypothetical situation and has been prepared for illustrative purposes only; namely, to illustrate the effect of the Merger. It is not intended to represent or be indicative of the consolidated profit/(loss) or financial position that would have been reported had the Merger been completed as of the dates presented, and should not be taken as representative of the future consolidated profit/(loss) or financial position of the Combined Group following the Merger. The actual financial position and profit/(loss) of the Combined Group following the Merger may differ significantly. The key pro forma financial information set forth below has been derived from the unaudited pro forma condensed combined financial information.

Selected Information Unaudited Pro forma Condensed Combined Statement of Financial Position as of June 30, 2020

	At June 30, 2020
	Pro Forma Financial Information Before Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution
	(€ million)
Total assets	€137,809	€135,514
Total equity	€37,250	€34,904

Selected Information Unaudited Pro Forma Condensed Combined Statement Of Income For The Year Ended December 31, 2019

	For the year ended December 31, 2019
	Pro Forma Financial Information Before Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution
	(€ million, except per share amounts)
Revenue	€166,748	166,748
Operating income (loss)	€9,597	9,597
Income (loss) before tax of fully consolidated companies	€8,535	8,535
Consolidated profit (loss) from continuing operations attributable to the Owners of the parent	€6,829	6,829
Consolidated profit (loss) attributable to the Owners of the parent	€10,757	10,757
Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent	€2.19	2.19

Selected Information Unaudited Pro Forma Condensed Combined Statement Of Income For The Period Ended June 30, 2020

	For the period ended June 30, 2020
	Pro Forma Financial Information Before Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution
	(€ million, except per share amounts)
Revenue	€51,655	51,655
Operating income (loss)	€(449)	(449)
Income (loss) before tax of fully consolidated companies	€(991)	(991)
Consolidated profit (loss) from continuing operations attributable to the Owners of the parent	€(1,742)	(1,742)
Consolidated profit (loss) attributable to the Owners of the parent	€(1,742)	(1,742)
Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent	€(0.56)	(0.56)

What are the key risks that are specific to the issuer?

The following is a selection of key risks that relate to the Merger, FCA, PSA and, following the Merger, the Combined Group's industry and business, operations, financial condition. In making the selection, FCA N.V. has considered circumstances, such as the probability of the risk materializing on the basis of the current state of affairs, the potential impact which the materialization of the risk could have on FCA, PSA and, following the Merger, the Combined Group's business, financial condition, results of operations and prospects, and the attention that management of FCA, PSA or the Combined Group, as applicable, would, on the basis of the current expectations, have to devote to these risks if they were to materialize.

●
The Exchange Ratio is fixed and therefore a shareholder will not be compensated for changes in the value of FCA Common Shares or PSA Ordinary Shares, as applicable, prior to effectiveness of the Merger.

●	The Merger is subject to receipt of antitrust approvals from several competition authorities. If such approvals are not obtained, this could prevent the consummation of the Merger.
●	The Combined Group may fail to realize some or all of the anticipated benefits of the Merger, which could adversely affect the value of the Stellantis Common Shares.
●
Business interruptions resulting from the coronavirus (COVID-19) outbreak could cause disruption to the manufacture and sale of the Combined Group's products and the provision of its services and could adversely impact its business.

●
If the Combined Group's vehicle shipment volumes deteriorate, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market for FCA brands, and shipments of vehicles in the European market for PSA brands, the Combined Group's results of operations and financial condition will suffer.

●
The Combined Group's businesses may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, and geopolitical volatility as well as other macro developments over which the Combined Group will have little or no control.

●
The Combined Group may be unsuccessful in efforts to increase the growth of some of its brands that it believes have global appeal and reach, which could have material adverse effects on the Combined Group's business.

●	The automotive industry is highly competitive and cyclical, and the Combined Group may suffer from those factors more than some of its competitors.
●
Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could adversely affect the Combined Group's business.

●
Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, may have a significant effect on how the Combined Group does business and may increase its cost of compliance, result in additional liabilities and negatively affect its operations and results.

●
The Combined Group will remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect the Combined Group's reputation with consumers.

●	The Combined Group's business operations and reputation may be impacted by various types of claims, lawsuits, and other contingencies.
●
Limitations on the Combined Group's liquidity and access to funding, as well as its significant outstanding indebtedness, may restrict the Combined Group's financial and operating flexibility and its ability to execute its business strategies, obtain additional funding on competitive terms and improve its financial condition and results of operations.

●
The French tax authorities may not grant or may deny or revoke in whole or in part the benefit of the rulings confirming the neutral tax treatment of the Merger for PSA and the PSA Shareholders and the transfer of tax losses carried forward of the existing PSA French tax consolidated group.

Section C – Key Information on the Securities

What are the main features of the securities?

Share capital. The FCA Common Shares are common shares in the share capital of FCA N.V. with a nominal value of €0.01 each. The ISIN of the FCA Common Shares is NL0010877643, to be changed to NL00150001Q9 on or around the first business day following the Governance Effective Time. The FCA Common Shares and, following completion of the Merger, the Stellantis Common Shares, are denominated in Euro and trade in Euro on the MTA and in USD on the New York Stock Exchange ("NYSE").

New shares. FCA N.V. intends to issue up to 1,545,221,900 FCA Common Shares in connection with the Merger. Upon completion of the Merger, the newly issued FCA Common Shares will be credited as fully paid and will rank pari passu in all respects with the FCA Common Shares in issue at the time that the new FCA Common Shares are issued in connection with the Merger. The FCA Common Shares and, following the Merger, the Stellantis Common Shares, carry dividend rights. Each FCA Common Share and, following the Merger, each Stellantis Common Share, confers the right to cast one vote in the general meeting of FCA N.V. Each holder of Stellantis Common Shares (a "Stellantis Shareholder") may at any time elect to participate in the loyalty voting structure by requesting that Stellantis registers all or some of their Stellantis Common Shares in the loyalty register of Stellantis (the "Loyalty Register"). The registration of Stellantis Common Shares in the Loyalty Register blocks such shares from trading. If such number of Stellantis Common Shares has been registered in the Loyalty Register (and thus blocked from trading) for an uninterrupted period of three years in the name of the same Stellantis Shareholder, such shares (the "Qualifying Common Shares") become eligible to receive class A special voting shares in the share capital of Stellantis with a nominal value of €0.01 each ("Class A Special Voting Shares") and the relevant Stellantis Shareholder will be entitled to receive one Class A Special Voting Share for each such Qualifying Common Share. If, at any time, such Stellantis Common Shares are de-registered from the Loyalty Register for whatever reason, the relevant Stellantis Shareholder will lose its entitlement to hold a corresponding number of Class A Special Voting Shares or Class B Special Voting Shares (as defined below), as the case may be. Stellantis Shareholders holding Class A Special Voting Shares are entitled to exercise one vote for each Class A Special Voting Share held and one vote for each Stellantis Common Share held. Class B special voting shares in the share capital of Stellantis with a nominal value of €0.01 each ("Class B Special Voting Shares") will be created at the Governance Effective Time and such shares will only be held by FCA Shareholders other than Exor who held FCA Special Voting Shares prior to the "Effective Time" (00:00 a.m. Central European Time on the first day after the date on which a Dutch civil law notary executes a notarial deed of cross-border merger with respect to the Merger between FCA N.V. and Peugeot S.A. in accordance with applicable Dutch law and French law). Stellantis Shareholders holding Class B Special Voting Shares are entitled to exercise one vote for each Class B Special Voting Share held and one vote for each Stellantis Common Share held.

Share issuance and pre-emptive rights. Upon issue of FCA Common Shares or grant of rights to subscribe for FCA Common Shares, and, following the Merger, the Stellantis Common Shares, each holder of FCA Common Shares ("FCA Shareholder") and, following the Merger, each Stellantis Shareholder, shall have a pre-emptive right in proportion to the aggregate nominal amount of its FCA Common Shares or, following the Merger, Stellantis Common Shares. Shareholders do not have pre-emptive rights in respect of FCA Common Shares issued against contributions in kind, FCA Common Shares issued to employees of FCA pursuant to any option plan or FCA Common Shares issued to persons exercising a previously granted right to subscribe for FCA Common Shares, or, following completion of the Merger, in respect of Stellantis Common Shares so issued, or in respect of any shares issued in accordance with the FCA or, following completion of the Merger, the Stellantis loyalty voting structure. Pre-emptive rights may be limited or excluded by a resolution of the general meeting of FCA N.V. or a resolution of the FCA Board if the FCA Board has been designated to do so by the general meeting and provided the FCA Board has also been authorized to resolve on the issuance of shares.

Insolvency. In the event of insolvency, any claims of the FCA Shareholders or, following the Merger, Stellantis Shareholders are subordinated to those of the creditors of FCA N.V. and Stellantis, respectively. This means that an investor could potentially lose all or part of its invested capital.

Transferability. There are no restrictions on the transferability of the FCA Common Shares in FCA's articles of association, or following the Merger, of the Stellantis Common Shares in Stellantis's articles of association.

Dividend Policy. At the time of this Prospectus, no dividend policy for Stellantis has been adopted.

Where will the securities be traded?

FCA Common Shares are currently traded on the NYSE and on the MTA, trading under the symbol "FCAU" on the NYSE and under the symbol "FCA" on the MTA. FCA N.V. will apply to list the FCA Common Shares to be issued in the Merger on the NYSE and on the MTA. The listing on MTA is expected to take place on the first business day following the closing of the Merger. FCA N.V. will also apply for listing and admission to trading of all FCA Common Shares on Euronext Paris, on which the PSA Ordinary Shares are currently listed. The admission to listing on Euronext Paris is expected to occur prior to the Merger, while the first day of trading on Euronext Paris is expected to be on the first business day following the closing of the Merger, subject to the approval by the competent authorities.

What are the key risks that are specific to the securities?

The following is the key risk relating to the ownership of the Stellantis Common Shares. In selecting this risk, FCA N.V. has considered circumstances such as the probability of the risk materializing and the potential impact which the materialization of the risk could have on Stellantis Shareholders.

●
Stellantis's maintenance of three exchange listings may adversely affect liquidity in the market for Stellantis Common Shares and result in pricing differentials of Stellantis Common Shares between the three exchanges.

Section D – Key Information on the Listing

Under which conditions and timetable can I invest in this security?

The Prospectus is issued in connection with the Listing. The Prospectus does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, any securities by any person. FCA N.V. will not receive any proceeds in connection with the Listing.

Delivery of Shares

The FCA Common Shares issued as part of the Merger and represented by the book-entry positions referred to below, shall be issued and allotted to Cede & Co, as nominee for DTC, for inclusion in the centralized depository and clearing systems of DTC and Euroclear France, and ultimately, directly or indirectly, on behalf and for the benefit of the former holders of PSA Ordinary Shares.

Each book-entry position previously representing PSA Ordinary Shares (other than any PSA Ordinary Share held in treasury by Peugeot S.A. or by FCA N.V. and any other PSA Ordinary Shares referred to by Article L. 236-3(II) of the French Commercial Code, if any (the "Excluded PSA Shares")), which includes all PSA Ordinary Shares (other than any Excluded PSA Shares) held in:

(a)	pure registered form (nominatif pur);

(b)	administered registered form (nominatif administré); and

(c)	bearer form (au porteur),

shall following implementation of the Merger, and as further described in the Prospectus, be exchanged for book-entry positions representing FCA Common Shares in the same form, issued and allotted in accordance with the Exchange Ratio, it being specified that the book-entry positions representing FCA Common Shares in pure registered form (nominatif pur) shall be recorded by Société Générale Securities Services within Euroclear France.

Depending on each PSA Shareholder's custodian/depository, the book-entry positions representing FCA Common Shares should be visible in the securities accounts of the PSA Shareholders between the first business day following the Effective Time and the effective delivery date of the positions in Euroclear France.

No fractional FCA Common Shares shall be issued and allotted and any fractional entitlements in connection with the Merger will be settled as further described in the Prospectus.

Each Excluded PSA Share, if any, shall be cancelled by operation of Law in accordance with Article 2:325(4) Dutch Civil Code and no consideration shall be delivered in exchange therefor.

Following implementation of the Merger, any holder of FCA Common Shares registered in the name of Cede & Co, as nominee for DTC, and included in the centralized depository and clearing systems of DTC and Euroclear France is entitled to request, through its intermediary for such FCA Common Shares, to be registered in its own name in FCA's shareholders' register, provided that such FCA Common Shares shall no longer be included in the centralized depository and clearing systems of DTC and Euroclear France and may no longer be traded on Euronext Paris.

Dilution

Subject to the Merger becoming effective, up to 1,545,221,900 FCA Common Shares will be issued to PSA Shareholders. The issuance of FCA Common Shares in connection with the Merger will result in FCA N.V.'s share capital increasing by approximately 100 percent, relative to the number of FCA Common Shares in issue as at the Latest Practicable Date. If the Merger becomes effective, FCA Shareholders (who do not hold PSA Ordinary Shares) will suffer an immediate dilution as a result of the Merger. Assuming that the maximum number of FCA Common Shares is issued to PSA Shareholders, each FCA Shareholder (who does not hold PSA Ordinary Shares) will be diluted by approximately 50 percent. The dilution for FCA Shareholders will impact the exercise of voting rights similarly (disregarding the minimal impact of the transfer of the FCA Special Voting Shares from Exor to FCA N.V.). If the Merger becomes effective, PSA Shareholders and

FCA Shareholders respectively will, immediately following completion of the Merger, hold approximately 50 percent of FCA N.V.'s enlarged share capital, and, at the Governance Effective Time, of Stellantis's share capital.

Estimated expenses

The expenses related to the Listing are estimated at approximately €2,317,000.

Why is this Prospectus being produced?

As part of the Merger, new FCA Common Shares will be issued to PSA Shareholders, which will need to be admitted to trading on the MTA. In addition, FCA N.V. will also apply for listing and admission to trading of all FCA Common Shares on Euronext Paris, on which the PSA Ordinary Shares are currently listed (together referred to as the Listing). The Prospectus is being produced in connection with the Listing.

Most material conflicts of interest

Certain of the directors and officers of FCA and PSA may have interests in the Merger, in relation to having the prospect of a management position in the Combined Group, or receiving compensation or benefits that they would not receive if the Merger did not occur, that are different from, or in addition to, the interests of the FCA Shareholders and the PSA Shareholders, respectively, which the FCA Board and the PSA Supervisory Board, respectively, considered during their deliberations on the merits of the Merger or in approving the related arrangements. Such interests may influence these persons in making their recommendation that FCA Shareholders or PSA Shareholders, respectively vote in favor of approval of the Merger and the transactions contemplated by the Combination Agreement. These interests are the following:

FCA

●	The fact that certain directors and officers of FCA will continue to serve as directors or officers of Stellantis following the Merger.
●
The eligibility of each holder of an outstanding FCA equity award to receive a substitute Stellantis restricted share unit award that will continue to be governed by the same terms and conditions (other than performance-based vesting) as were applicable to the FCA equity award prior to the effective time of the merger. Any performance conditions will be deemed satisfied at target or, in the event that FCA's performance exceeds the target level as assessed by the FCA Board or a committee of the FCA Board, at that assessed level.

●	Certain officers' eligibility to receive a one-time cash award.
●
Severance benefits, including the accelerated vesting of outstanding equity awards, in the event of a termination of employment of certain officers without cause or by the officer for good reason within a certain period of time following the Merger.

PSA:

●	Certain directors and officers of PSA will continue to serve as directors and officers of Stellantis following the Merger.
●
At the Effective Time, each holder of equity incentive awards with respect to PSA ordinary shares will be entitled to have such award converted into a restricted share unit award with respect to a number of Stellantis Common Shares equal to the product of the number of PSA Ordinary Shares underlying the PSA equity incentive award and the Exchange Ratio.

●
Certain directors and officers are eligible to receive incentive payments in connection with the Merger. In addition, PSA has proposed increasing the base compensation and annual bonus targets for certain of its officers in consideration of their enhanced responsibilities, including in connection with the Merger.

●
Stellantis will maintain directors' and officers' liability insurance for a period of at least six years from the Effective Time covering all persons who were previously covered by PSA's directors' and officers' liability insurance policies prior to the Effective Time.

RÉSUMÉ

The French translation of the summary below has not been part of the approval process of the Prospectus by the AFM.

Section A - Introduction et avertissements
Introduction. Le présent résumé doit être lu comme une introduction au prospectus (ci-après le « Prospectus ») relatif (1) à la cotation et à l'admission aux négociations sur le Mercato Telematico Azionario (« MTA »), organisé et géré par Borsa Italiana S.p.A., d'un maximum de 1 545 221 900 actions ordinaires du capital social de Fiat Chrysler Automobiles N.V. (« FCA N.V. » ou la « Société », destinée à être renommée Stellantis N.V. (« Stellantis »), avec effet à 01h00 heure d'Europe centrale, le jour suivant immédiatement le jour où la Fusion (telle que définie ci-dessous) sera réalisée, à moins qu'une heure ou une date ultérieure ne soit mutuellement convenue par écrit entre FCA N.V. et Peugeot S.A. (la« Date d'Effet des Stipulations Relatives à la Gouvernance »)) avec une valeur nominale de 0,01 € chacune (les « Actions Ordinaires FCA » ou, à la Date d'Effet des Stipulations Relatives à la Gouvernance, les « Actions Ordinaires Stellantis ») et (2) à la cotation et l'admission aux négociations sur Euronext à Paris, le marché réglementé d'Euronext Paris S.A. (« Euronext Paris ») des Actions Ordinaires FCA (les événements (1) et (2) sont dénommés ensemble la « Cotation »). La Cotation aura lieu dans le cadre du projet de rapprochement de FCA N.V. et de Peugeot S.A. (Peugeot S.A. ainsi que ses filiales, au sens de l'article L. 233-1 du Code de commerce, ci-après « PSA ») par le biais d'une fusion transfrontalière (ci-après « la Fusion »), avec FCA N.V. en tant que société survivante à la Fusion (le groupe élargi comprenant FCA (tel que défini ci-dessous) et PSA, ci-après le « Groupe Combiné »). Dans le cadre de la Fusion, FCA N.V. a l'intention d'émettre jusqu'à 1 545 221 900 Actions Ordinaires FCA au bénéfice des porteurs (chacun étant un « Actionnaire de PSA ») d'actions ordinaires du capital social de Peugeot S.A. d'une valeur nominale de 1,00 € chacune (ci-après les « Actions Ordinaires PSA ») par l'intermédiaire des systèmes centralisés de dépôt et compensation de la Depository Trust Company (« DTC ») et d'Euroclear France. Toute décision d'investir dans les Actions Ordinaires Stellantis doit être fondée sur l'examen par l'investisseur du Prospectus dans son ensemble. Un investisseur peut perdre tout ou partie du capital investi. Lorsqu'une action judiciaire portant sur l'information contenue dans le Prospectus est intentée devant une juridiction, l'investisseur plaignant peut, selon la législation nationale applicable, avoir à supporter les frais de traduction du Prospectus avant le début de la procédure judiciaire. La responsabilité civile n'est encourue que par les personnes qui ont déposé le résumé, y compris toute traduction de celui-ci, mais uniquement lorsque le résumé est trompeur, inexact ou contradictoire, lorsqu'il est lu conjointement avec les autres parties du Prospectus, ou lorsqu'il ne fournit pas, lu conjointement avec les autres parties du présent Prospectus, les informations clés permettant aux investisseurs de décider d'investir dans les Actions Ordinaires Stellantis.

Le numéro international d'identification des titres (« ISIN ») des Actions Ordinaires FCA est NL0010877643. Cet ISIN sera remplacé par l'ISIN NL00150001Q9 le premier jour ouvré suivant la Date d'Effet des Stipulations Relatives à la Gouvernance ou à une date proche. La dénomination sociale et commerciale de l'émetteur est Fiat Chrysler Automobiles N.V., qui sera renommé Stellantis N.V. L'adresse de FCA N.V. est 25 St. James's Street, Londres SW1A 1HA, Royaume-Uni, son numéro de téléphone est le +44 20 7766 0311 et son site Internet est www.fcagroup.com. FCA N.V. est inscrite au registre du commerce de la Chambre de commerce (Handelsregister van de Kamer van Koophandel) sous le numéro 60372958 et son identifiant d'entité juridique (« LEI ») est 549300LKT9PW7ZIBDF31.

Autorité compétente. L'autorité compétente pour approuver le Prospectus est l'Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten, ci-après l'« AFM »). L'adresse de l'AFM est la suivante : Vijzelgracht 50, 1017 HS Amsterdam, Pays-Bas. Son numéro de téléphone est le +31 (0)20 797 2000 et son site Internet est www.afm.nl. L'AFM a approuvé le Prospectus le 20 novembre 2020.

Section B - Informations clés sur l'Émetteur
Qui est l'émetteur des valeurs mobilières ?
Siège social et forme juridique. L'émetteur des Actions Ordinaires FCA est FCA N.V., qui sera renommé Stellantis à partir de la Date d'Effet des Stipulations Relatives à la Gouvernance. FCA N.V. est une société à responsabilité limitée (naamloze vennootschap met beperkte aansprakelijkheid) constituée selon le droit néerlandais et dont le siège social est situé aux Pays-Bas. Son LEI est 549300LKT9PW7ZIBDF31, et elle est soumise au droit des Pays-Bas.
Activités principales. FCA N.V., avec ses filiales au sens de l'article 2:24b du Code civil néerlandais, à la date du présent Prospectus (« FCA »), est un groupe automobile mondial qui crée, conçoit, développe, produit, distribue et commercialise des véhicules, des composants et des systèmes de production dans le monde entier par l'intermédiaire de plus de cent sites de production et de plus de quarante centres de recherche et de développement. FCA est présente dans plus de quarante pays et vend ses véhicules directement ou par l'intermédiaire de distributeurs et de concessionnaires dans plus de cent trente pays. FCA crée, conçoit, développe, produit, distribue et commercialise des véhicules destinés au marché grand public sous les marques Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia et Ram et sous la catégorie de véhicules de performance SRT. Pour ses marques de véhicules grand public, FCA a centralisé les opérations de création, de conception, de développement et de production, ce qui lui permet d'opérer efficacement à l'échelle mondiale. FCA soutient la commercialisation de ses véhicules par la vente de pièces de rechange et d'accessoires connexes, ainsi que par des contrats de prestation de services dans le monde entier sous la marque Mopar pour les véhicules grand public. En outre, FCA crée, conçoit, développe, produit, distribue et commercialise des véhicules de luxe sous la marque Maserati. FCA propose des services de financement, de crédit-bail et de location aux particuliers et aux concessionnaires par l'intermédiaire de ses filiales, de ses joint-ventures et d'accords commerciaux avec des institutions financières tierces.
Principaux actionnaires. Sur la base des informations contenues dans le registre des actionnaires de FCA N.V., des formulaires réglementaires déposés auprès de l'AFM et de la Securities and Exchange Commission des États-Unis et des autres sources d'information dont dispose FCA N.V., les personnes suivantes détenaient, directement ou indirectement, plus de 3% du capital social et/ou des droits de vote de FCA N.V. au 13 novembre 2020 (la « Dernière Date Retenue »).

Actionnaires de FCA	Nombre d'Actions Ordinaires FCA émises	Pourcentage de Détention
Exor N.V.(1)	449 410 092	28,54
BlackRock, Inc.(2)	66 230 261	4,21
______________________________________________________________________________________________

(1) En outre, Exor N.V. (« Exor ») détient 449 410 092 actions à droit de vote spécial au sein du capital social de FCA N.V. (« Actions FCA à Droit de Vote Spécial ») ; la détention effective d'Exor dans FCA N.V. s'élève à 44,40%, calculé comme étant le rapport entre
(i) le nombre total d'Actions Ordinaires FCA et d'Actions FCA à Droit de Vote Spécial détenues par Exor et (ii) le nombre total d'Actions Ordinaires FCA en circulation et d'Actions FCA à Droit de Vote Spécial émises.
(2) BlackRock, Inc. est propriétaire de 66 230 261 Actions Ordinaires FCA (représentant 3,27% du total des actions émises (qui comprennent le nombre total d'Actions Ordinaires FCA en circulation et d'Actions FCA à Droit de Vote Spécial émises)) et de 77 260 142 droits de vote (représentant 4,91% des droits de vote relatifs aux Actions Ordinaires FCA en circulation et 3,82% des droits de vote relatifs au total des actions émises par FCA N.V.).

Sur la base des informations relatives à l'actionnariat de FCA N.V. et de Peugeot S.A. à la Dernière Date Retenue, du rapport d'échange de 1,742 Action Ordinaire FCA pour chaque Action Ordinaire PSA (le « Rapport d'Échange »), et de certains engagements des actionnaires, il est prévu que les personnes suivantes détiendront, directement ou indirectement, plus de 3% du capital social de Stellantis immédiatement après la réalisation de la Fusion :

Actionnaires de Stellantis	Nombre d'Actions Ordinaires Stellantis	Pourcentage de Détention Prévue(1)
Exor	449 410 092	14,4%
EPF/FFP	224 228 122	7,2%
BPI	192 703 907	6,2%
Dongfeng	175 283 907	5,6%

(1) Les pourcentages de détention des droits de vote peuvent différer de façon non significative des pourcentages de détention d'actions en raison du fait qu'un nombre minimum d'Actions FCA à Droit de Vote Spécial restera en circulation après la Fusion. Ces actions constitueront les Actions à Droit de Vote Spécial B de Stellantis après la réalisation de la Fusion, et elles pourront être la cause d'un écart non significatif entre les pourcentages de détention d'actions et les pourcentages de droits de vote.

Les chiffres et pourcentages figurant dans le tableau ci-dessus reflètent certaines hypothèses factuelles, par conséquent, les chiffres et pourcentages réels de détention à la suite de la Fusion peuvent varier.

Membres du conseil d'administration. Les membres du conseil d'administration de FCA N.V. (le « Conseil d'administration de FCA ») sont John Elkann, Michael Manley, Richard K. Palmer, Ronald L. Thompson, John Abbott, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie A. Mars, Michelangelo A. Volpi, Patience Wheatcroft et Ermenegildo Zegna.
Auditeur indépendant. Le cabinet d'audit en charge du contrôle légal des comptes de FCA N.V. est Ernst & Young Accountants LLP.

Quelles sont les informations financières clés concernant l'émetteur ?
Informations financières historiques sélectionnées. Les tableaux suivants présentent une sélection d'informations financières historiques extraites des comptes de résultats consolidés, de la situation financière et des flux de trésorerie respectifs de FCA et de PSA, aux dates et pour la période indiquées.

FCA
Les informations financières consolidées sélectionnées présentées ci-dessous pour FCA ont été établies à partir des états financiers consolidés de FCA audités aux 31 décembre 2019, 2018 et 2017 et pour les exercices clos aux 31 décembre 2019, 2018 et 2017 et des notes y afférentes, ainsi que des informations financières intermédiaires consolidées résumées de FCA non auditées au 30 septembre 2020 et pour les trois et neuf mois clos à cette date (y compris les informations financières comparatives pour les trois et neuf mois clos au 30 septembre 2019) et des notes y afférentes.

Informations sélectionnées - Compte de résultat consolidé de FCA

	Exercice clos le 31 décembre			Neuf mois clos le 30 septembre
(en millions d'euros, sauf pour les montants par action)	2019	2018	2017	2020	2019
Chiffre d'affaires net	€108 187	€110 412	€105 730	€58 088	€78 544
Croissance du chiffre d'affaires d'une année sur l'autre	-2,0%	4,4%		-26,0%
Bénéfice avant impôts	€4 021	€4 108	€5 879	€(412)	€2 091
Résultat net des activités poursuivies – part du Groupe	€2 694	€3 323	€3 281	€(1 536)	€1 118
Résultat net – part du Groupe	€6 622	€3 608	€3 491	€(1 536)	€5 086
Résultat net par action des activités poursuivies et abandonnées	€4,23	€2,33	€2,27	€(0,98)	€3,25
Résultat net par action des activités poursuivies	€1,72	€2,15	€2,14	€(0,98)	€0,72

Informations sélectionnées - État de la situation financière consolidée de FCA

	Au 31 décembre			Au 30 septembre
	2019	2018	2017	2020
Total Actif	€98 044	€96 873	€96 299	€104 248
Total des capitaux propres	€28 675	€24 903	€20 987	€25 181

Informations sélectionnées - Etat des flux de trésorerie consolidé de FCA

	Exercice clos le 31 décembre		Neuf mois clos le 30 septembre
(en millions d'euros)	2019	2018	2020	2019
Flux de trésorerie provenant de l'exploitation	€10 462	€9 948	€2 898	€6 094
Dont activités abandonnées	€(308)	€484	€-	€(308)
Flux de trésorerie provenant des activités d'investissements	€(2 985)	€(6 738)	€(5 194)	€(91)
Dont produit de cession net en trésorerie des activités abandonnées	€5 348	€-	€-	€5 348
Dont activités abandonnées	€(155)	€(632)	€-	€(155)
Flux de trésorerie provenant des activités de financement	€(5 827)	€(2 785)	€14 200	€(3 737)
Dont activités abandonnées	€325	€(90)	€-	€325

PSA
Les informations financières consolidées sélectionnées présentées ci-dessous pour PSA ont été tirées des états financiers consolidés audités de PSA aux 31 décembre 2019, 2018 et 2017 et des notes y afférentes, ainsi que des informations financières intermédiaires consolidées résumées non auditées de PSA au 30 juin 2020 examinées conformément à la Norme Internationale d'Audit (ISRE 2410) (y compris les informations financières comparatives pour les six mois clos au 30 juin 2019) et des notes y afférentes.
Le rapport des commissaires aux comptes sur les comptes consolidés 2018 de PSA contient l'observation suivante : « Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note 1.2 de l'annexe aux comptes consolidés qui expose les impacts des premières applications des normes IFRS 15 « Produits des activités ordinaires tirés de contrats conclus avec des clients » et IFRS 9 « Instruments financiers ». »
Le rapport des commissaires aux comptes sur les comptes consolidés 2019 de PSA contient l'observation suivante : « Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur les notes 2.2 et 2.3 de l'annexe aux comptes consolidés qui exposent les impacts de la première application de la norme IFRS 16 « Contrats de location ». »

Informations sélectionnées - Compte de résultat consolidé de PSA

	Exercice clos le 31 décembre			Semestre clos le 30 juin
(en millions d'euros, sauf pour les montants par action)	2019	2018	2017	2020	2019
Chiffre d'affaires	€74 731	€74 027	€62 256	€25 120	€38 340
Résultat opérationnel	€4 668	€4 400	€3 074	€482	€2 491
Résultat net consolidé	€3 584	€3 295	€2 347	€376	€2 048
Résultat net – part du Groupe – par action de 1 euro	€3,58	€3,16	€2,17	€0,66	€2,05

Informations sélectionnées - Bilan consolidé de PSA

	Au 31 décembre			Au 30 juin
	2019(1,2)	2018	2017	2020
Total Actif	€69 766	€61 952	€57 915	€67 422
Total des capitaux propres	€21 801	€19 594	€16 706	€21 994
(1) Les états consolidés de la situation financière de PSA pour les exercices clos les 31 décembre 2018 et 2017 n'ont pas été retraités pour refléter les effets de l'application de la norme IFRS 16 sur les états financiers consolidés de PSA, qui a été adoptée avec effet au 1er janvier 2019 en appliquant l'approche rétrospective modifiée telle que décrite dans la note 2.3 des états financiers consolidés de PSA pour l'exercice clos le 31 décembre 2019.
(2) La norme IFRS 15 a été adoptée de manière rétrospective par PSA le 1er janvier 2018. Les états consolidés de la situation financière de PSA pour les exercices clos les 31 décembre 2017, 2018 et 2019 reflètent les effets de l'application de la norme IFRS 15.

Informations sélectionnées - Tableau des flux de trésorerie consolidé de PSA

	Exercice clos le 31 décembre			Semestre clos le 30 juin
(en millions d'euros)	2019	2018	2017	2020	2019
Flux liés à l'exploitation des activités poursuivies	€8 705	€8 395	€5 459	€(2 740)	€4 997
Flux liés aux investissements des activités poursuivies	€(5 972)	€(4 739)	€(5 156)	€(1 913)	€(3 365)
Flux des opérations financières des activités poursuivies	€(309)	€(7)	€(354)	€2 838	€(559)
Flux liés aux actifs et passifs transférés des activités destinées à être cédées	€-	€-	€(7)	€-	€-

Informations financières pro forma non auditées
Les informations financières pro forma condensées combinées non auditées portent sur une situation hypothétique et ont été préparées à des fins d'illustration uniquement, à savoir pour illustrer l'effet de la Fusion. Ces informations ne sont pas destinées à être représentatives ou indicatives du bénéfice (ou de la perte) consolidé ou de la situation financière qui auraient été présentés si la Fusion avait été réalisée aux dates présentées, et ne doivent pas être considérées comme représentatives du bénéfice (ou de la perte) consolidé ou de la situation financière futurs du Groupe Combiné postérieurement à la Fusion. La situation financière et le bénéfice (ou la perte) réel du Groupe Combiné à la suite de la Fusion peuvent sensiblement différer. Les principales informations financières pro forma présentées ci-dessous ont été établies à partir des informations financières combinées pro forma résumées et non auditées.

Informations sélectionnées - État de la situation financière pro forma, combinée, résumée et non auditée au 30 juin 2020

Au 30 juin 2020
	Informations financières pro forma avant distribution Faurecia	Informations financières pro forma après distribution Faurecia
(en millions d'euros)
Total Actif	€137 809	€135 514
Total des capitaux propres	€37 250	€34 904

Informations sélectionnées - Compte de résultat pro forma, combiné, résumé et non audité pour l'exercice clos le 31 décembre 2019

Pour l'exercice clos le 31 décembre 2019
	Informations financières pro forma avant distribution Faurecia	Informations financières pro forma après distribution Faurecia
(en millions d'euros, sauf pour les montants par action)
Chiffre d'affaires	€166 748	166 748
Résultat opérationnel courant	€9 597	9 597
Résultat avant impôt des sociétés intégrées	€8 535	8 535
Résultat consolidé des activités poursuivies – part du Groupe	€6 829	6 829
Résultat consolidé – part du Groupe	€10 757	10 757
Résultat net des activités poursuivies – part du Groupe – par action de 1 euro	€2,19	2,19

Informations sélectionnées - Compte de résultat pro forma, combiné, résumé et non audité pour l'exercice clos le 30 juin 2020

	Pour l'exercice clos le 30 juin 2020
	Informations financières pro forma avant distribution Faurecia	Informations financières pro forma après distribution Faurecia
	(en millions d'euros, sauf pour les montants par action)
Chiffre d'affaires	€51 655	51 655
Résultat opérationnel courant	€(449)	(449)
Résultat avant impôt des sociétés intégrées	€(991)	(991)
Résultat consolidé des activités poursuivies – part du Groupe	€(1 742)	(1 742)
Résultat consolidé – part du Groupe	€(1 742)	(1 742)
Résultat net des activités poursuivies – part du Groupe – par action de 1 euro	€(0,56)	(0,56)

Quels sont les principaux risques spécifiques à l'émetteur ?
Sont ci-après présentés, les principaux risques associés à la Fusion, à FCA, à PSA et, postérieurement à la Fusion, au secteur et à l'activité du Groupe Combiné, à ses opérations ainsi qu'à sa situation financière. Pour les identifier, FCA N.V. a apprécié les éléments suivants, la probabilité de réalisation du risque, compte tenu des circonstances connues et existantes, du potentiel impact que la réalisation de ce risque pourrait engendrer pour FCA, et/ou PSA et, postérieurement à la Fusion, l'impact de ce risque sur l'activité, la situation financière, les résultats d'exploitation et les perspectives du Groupe Combiné, ainsi que l'attention que la direction de FCA, de PSA ou le cas échéant, du Groupe Combiné, devrait porter à ces risques, sur la base des prévisions actuelles, si ces derniers devaient se réaliser.
●
Le Rapport d'Échange est fixe et, par conséquent un actionnaire ne sera pas dédommagé si la valeur des Actions Ordinaires FCA ou des Actions Ordinaires PSA était, le cas échéant, amenée à évoluer avant que la Fusion soit réalisée.

●
La réalisation de la Fusion est subordonnée à l'obtention d'autorisations auprès de plusieurs autorités de la concurrence. Si ces autorisations ne sont pas obtenues, cela ferait obstacle à la réalisation de la Fusion.

●	Le Groupe Combiné pourrait ne pas réaliser tout ou partie des bénéfices escomptés à la suite de la Fusion, ce qui pourrait affecter négativement la valeur des Actions Ordinaires Stellantis.
●
Les interruptions d'activité résultant de l'épidémie de coronavirus (COVID-19) pourraient perturber la production et la commercialisation des produits du Groupe Combiné, ainsi que des services dont il assure la prestation, et pourraient avoir un impact négatif sur ses résultats.

●
Si les volumes des commandes de véhicules du Groupe Combiné se détériorent, en particulier les commandes de camionnettes et de gros véhicules utilitaires (sport utility vehicle) sur le marché américain pour les marques FCA, et les commandes de véhicules sur le marché européen pour les marques PSA, les résultats d'exploitation et la situation financière du Groupe Combiné en pâtiront.

●
Les activités du Groupe Combiné peuvent être affectées par les marchés financiers mondiaux, les conditions économiques générales, l'application de programmes d'incitation gouvernementaux et la volatilité géopolitique, ainsi que par d'autres développements macroéconomiques sur lesquels le Groupe Combiné n'aura que peu ou pas de contrôle.

●
Le Groupe Combiné pourrait ne pas réussir à renforcer la croissance de certaines de ses marques qui, selon lui, ont un attrait et une portée mondiale, ce qui pourrait avoir des effets négatifs importants sur les résultats du Groupe Combiné.

●	L'industrie automobile est très compétitive et cyclique, et le Groupe Combiné pourrait davantage pâtir de ces facteurs que certains de ses concurrents.
●
La vente au détail de véhicules dépend fortement de l'accès à des taux d'intérêt abordables et de la disponibilité de crédits pour le financement de véhicules, une augmentation substantielle des taux d'intérêt pourrait ainsi avoir un effet négatif sur les activités du Groupe Combiné.

●
Les lois, réglementations et politiques gouvernementales actuelles et celles futures, dont le champ d'application serait, le cas échéant, plus contraignant ou plus étendu, y compris celles portant sur des exigences accrues en matière de rendement énergétique et sur la réduction des gaz à effet de serre et des émissions des gaz d'échappement, peuvent avoir un effet important sur la manière dont le Groupe Combiné exerce ses activités et peuvent augmenter les coûts de mise en conformité, entraîner des cas d'engagement de responsabilités supplémentaires et avoir une incidence négative sur ses activités et ses résultats.

●
Le Groupe Combiné restera soumis aux enquêtes en cours sur les émissions provenant des moteurs diesel initiées par plusieurs organismes gouvernementaux et à un certain nombre de poursuites privées connexes. Celles-ci pourraient donner lieu à de nouvelles réclamations, poursuites et mesures d'exécution, et entraîner des pénalités, des accords ou des dommages et intérêts supplémentaires, et pourraient également nuire à la réputation du Groupe Combiné auprès des consommateurs.

●	Les activités commerciales et la réputation du Groupe Combiné peuvent être affectées par divers types de plaintes, de poursuites et autres impondérables.
●
Les limites imposées et relatives à la liquidité et à l'accès au financement du Groupe Combiné, ainsi que son important encours de dette, peuvent restreindre la flexibilité financière et opérationnelle du Groupe Combiné et sa capacité à mettre en œuvre ses stratégies commerciales, à obtenir des financements supplémentaires à des conditions concurrentielles et à améliorer sa situation financière et ses résultats d'exploitation.

●
L'administration fiscale française pourrait ne pas accorder, ou pourrait refuser, ou révoquer, en tout ou en partie, le bénéfice des décisions confirmant la neutralité au plan fiscal de la Fusion à l'égard de PSA et des Actionnaires de PSA, ainsi que le transfert des pertes fiscales reportées du groupe fiscal français PSA existant.

Section C - Informations clés sur les valeurs mobilières
Quelles sont les principales caractéristiques des valeurs mobilières ?
Capital social. Les Actions Ordinaires FCA sont des actions ordinaires du capital social de FCA N.V. ayant une valeur nominale de 0,01 € chacune. L'ISIN des actions ordinaires de FCA est NL0010877643. Cet ISIN sera remplacé par l'ISIN NL00150001Q9 le premier jour ouvré suivant la Date d'Effet des Stipulations Relatives à la Gouvernance ou à une date proche. Les Actions Ordinaires FCA et, après la réalisation de la Fusion, les Actions Ordinaires Stellantis, sont libellées en euros et se négocient en Euros sur le MTA et en Dollars américains sur le New York Stock Exchange (« NYSE »).
Nouvelles actions. Dans le cadre de la Fusion, FCA N.V. a l'intention d'émettre jusqu'à 1 545 221 900 Actions Ordinaires FCA. À l'issue de la Fusion, les Actions Ordinaires FCA nouvellement émises seront considérées comme étant entièrement libérées et seront de rang pari passu à tous égards avec les Actions Ordinaires FCA en circulation, au moment où les nouvelles Actions Ordinaires FCA seront émises dans le cadre de la Fusion. Les Actions Ordinaires FCA et, postérieurement à la Fusion, les Actions Ordinaires Stellantis, donnent droit à des dividendes. Chaque Action Ordinaire FCA et, postérieurement à la Fusion, chaque Action Ordinaire Stellantis, confère le droit d'exprimer une voix à l'assemblée générale de FCA N.V. Chaque détenteur d'Actions Ordinaires Stellantis (un « Actionnaire de Stellantis ») peut à tout moment choisir de participer au programme de vote de fidélité en demandant à Stellantis d'inscrire tout ou partie de ses Actions Ordinaires Stellantis dans le registre de fidélité de Stellantis (le « Registre du Programme de Fidélité »). L'inscription d'Actions Ordinaires Stellantis dans le Registre du Programme de Fidélité a pour conséquence que ces actions ne sont plus négociables. Si des Actions Ordinaires Stellantis ont été inscrites dans le Registre du Programme de Fidélité (et sont donc devenues non négociables) pour une période ininterrompue de trois ans au nom du même Actionnaire de Stellantis, ces actions (les « Actions Ordinaires Eligibles ») permettent de recevoir des actions à droit de vote spécial de catégorie A, composant le capital social de Stellantis et d'une valeur nominale unitaire de 0.01€ (« Actions à Droit de Vote Spécial A »), et les Actionnaires de Stellantis concernés seront en droit de recevoir une Action à Droit de Vote Spécial A pour chaque Action Ordinaire Eligible détenue. Si, à tout moment et quelle qu'en soit la cause, les Actions Ordinaires Stellantis sont radiées du Registre du Programme de Fidélité, l'Actionnaire de Stellantis concerné perdra tout droit de détenir le nombre correspondant d'Actions à Droit de Vote Spécial A ou d'Actions à Droit de Vote Spécial B (tel que ce terme est défini ci-après), selon le cas. Les Actionnaires de Stellantis détenant des Actions à Droit de Vote Spécial A bénéficient d'une voix pour chaque Action à Droit de Vote

Spécial A détenue et d'une voix pour chaque Action Ordinaire Stellantis détenue. Des actions Stellantis à droit de vote spécial catégorie B d'une valeur nominale de 0,01 € chacune (« Actions à Droit de Vote Spécial B ») seront créées à la Date d'Effet des Stipulations Relatives à la Gouvernance et ces actions seront uniquement détenues par les Actionnaires de FCA autres qu'Exor qui détenaient des Actions FCA à Droit de Vote Spécial avant la Date d'Effet (définie comme étant 00h00, heure d'Europe centrale, le premier jour suivant la date à laquelle un notaire de droit civil néerlandais signera l'acte notarié de fusion transfrontalière relatif à la fusion entre FCA N.V. et Peugeot S.A., conformément au droit néerlandais et au droit français applicables). Les Actionnaires de Stellantis qui détiennent des Actions à Droit de Vote Spécial B sont titulaires d'une voix pour chaque Action à Droit de Vote Spécial B détenue et d'une voix pour chaque Action Ordinaire Stellantis détenue.
Émission d'actions et droits préférentiels de souscription. Au moment de l'émission d'Actions Ordinaires FCA ou de l'octroi de droits de souscription d'Actions Ordinaires FCA et, postérieurement à la Fusion, d'Actions Ordinaires Stellantis, chaque détenteur d'Actions Ordinaires FCA (« Actionnaire de FCA ») et, postérieurement à la Fusion, chaque Actionnaire de Stellantis, disposera d'un droit préférentiel de souscription proportionnel au montant nominal total d'Actions Ordinaires FCA ou, postérieurement à la Fusion, d'Actions Ordinaires Stellantis, qu'il détient. Les actionnaires ne bénéficient pas de droit préférentiel de souscription dès lors qu'il s'agit d'Actions Ordinaires FCA émises en rémunération d'apports en nature, d'Actions Ordinaires FCA émises au bénéfice des employés de FCA dans le cadre d'un plan d'options, d'Actions Ordinaires FCA émises au bénéfice de personnes exerçant un droit de souscription d'Actions Ordinaires FCA précédemment accordé, ou, après la réalisation de la Fusion, s'agissant d'Actions Ordinaires Stellantis ainsi émises, ou encore à l'occasion de l'émission d'actions s'inscrivant dans le cadre du programme de vote de fidélité de FCA ou, après la réalisation de la Fusion, de Stellantis. Les droits préférentiels de souscription peuvent être limités ou exclus par une résolution de l'assemblée générale de FCA N.V. ou une résolution du Conseil d'administration de FCA, si le Conseil d'administration de FCA a été mandaté à cet effet par l'assemblée générale, et à condition que le Conseil d'administration de FCA ait également été autorisé à prendre une décision relative à l'émission d'actions.
Insolvabilité. En cas d'insolvabilité, les éventuelles créances des Actionnaires de FCA ou, postérieurement à la Fusion, des Actionnaires de Stellantis, sont subordonnées par rapport à celles des créanciers respectifs de FCA N.V. et de Stellantis. Cela signifie qu'un investisseur pourrait potentiellement perdre tout ou partie de son capital investi.
Négociabilité. Il n'y a aucune restriction à la négociabilité des Actions Ordinaires FCA dans les statuts de FCA, ou postérieurement à la Fusion, des Actions Ordinaires Stellantis dans les statuts de Stellantis.
Politique en matière de dividendes. A la date de ce Prospectus, aucune politique de dividende n'a été adoptée par Stellantis.
Où les valeurs mobilières seront-elles négociées ?
Les Actions Ordinaires FCA sont actuellement négociées sur le NYSE et sur le MTA, sous le sigle « FCAU » sur le NYSE et sous le sigle « FCA » sur le MTA. FCA N.V. présentera une demande d'admission à la cote des Actions Ordinaires FCA qui seront émises dans le cadre de la Fusion au NYSE et au MTA. La cotation sur le MTA devrait intervenir le premier jour ouvré suivant la réalisation de la Fusion. FCA N.V. présentera également une demande d'admission à la cote et aux négociations de toutes les Actions Ordinaires FCA sur Euronext Paris, marché sur lequel les Actions Ordinaires PSA sont actuellement cotées. L'admission à la cote sur Euronext Paris devrait intervenir avant la Fusion, tandis le début des négociations des valeurs mobilières sur Euronext Paris devrait avoir lieu le premier jour ouvré suivant la réalisation de la Fusion, sous réserve de l'obtention des autorisations et agréments auprès des autorités compétentes.
Quels sont les principaux risques spécifiques aux valeurs mobilières ?
Est ci-après présenté, le principal risque associé aux Actions Ordinaires Stellantis. Pour l'identifier, FCA N.V. a apprécié la probabilité de réalisation du risque, ainsi que le potentiel impact que la réalisation de ce risque pourrait engendrer pour les Actionnaires de Stellantis.
●
Le maintien de la cotation des titres de Stellantis sur trois places de cotation différentes pourrait affecter la liquidité du marché des Actions Ordinaires Stellantis et entraîner des écarts de prix entre les trois places de cotation.

Section D – Informations clés sur l'offre au public de valeurs mobilières et /ou l'admission à la négociation sur un marché réglementé
Dans quelles conditions et selon quel calendrier puis-je investir dans cette valeur mobilière ?
Le Prospectus est établi dans le cadre de la Cotation. Le Prospectus ne constitue pas une offre ou une invitation à vendre ou à émettre, ni une sollicitation d'offre pour l'achat ou la souscription de valeurs mobilières par quiconque. FCA N.V. ne retirera aucun produit en lien avec la Cotation.
Livraison des actions
Les Actions Ordinaires FCA émises dans le cadre de la Fusion et représentées par les inscriptions en compte visées ci-dessous, seront émises et allouées à Cede & Co, en tant que personne désignée par DTC, pour inclusion dans les systèmes centralisés de dépôt et de compensation de DTC et d'Euroclear France, et, directement ou indirectement, pour le compte et le bénéfice des anciens porteurs d'Actions Ordinaires PSA.
Chacune des inscriptions en compte représentant des Actions Ordinaires PSA (autres que les Actions Ordinaires PSA détenues en propre par Peugeot S.A. ou par FCA N.V. et, le cas échéant, toute autre Action Ordinaire PSA visée à l'article L. 236-3 II du Code de commerce (le « Actions PSA Exclues »)), ce qui comprend l'ensemble des Actions Ordinaires PSA (autres que les Actions PSA Exclues) détenues dans les comptes de la société :
(a)	au nominatif pur ;
(b)	au nominatif administré ; et
(c)	au porteur,
sera, après la réalisation de la Fusion, et comme décrit plus en détails dans le Prospectus, remplacée par une inscription en compte de la même forme représentant les Actions Ordinaires FCA, émises et allouées conformément au Ratio d'Echange, étant précisé que les inscriptions en compte représentant des Actions Ordinaires FCA au nominatif pur seront enregistrées par Société Générale Securities Services au sein d'Euroclear France.

En fonction du dépositaire (ou custodian) de chacun des Actionnaires de PSA, les inscriptions en compte représentant les Actions Ordinaires FCA devraient être visibles dans les comptes-titres des Actionnaires de PSA entre le premier jour ouvrable suivant la Date d'Effet la Date d'Effet et la date de livraison effective des actions en Euroclear France.

Aucun rompu d'Action Ordinaire FCA ne sera émis et alloué et tout droit à rompu d'action dans le cadre la Fusion sera réglé comme décrit plus en détails dans le Prospectus.

Chaque Action PSA Exclue (le cas échéant) sera annulée de plein droit conformément à l'article 2:325(4) du Code civil néerlandais et aucune contrepartie ne sera délivrée en échange.

Après la réalisation de la Fusion, tout détenteur d'Actions Ordinaires FCA enregistrées au nom de Cede & Co, en tant que représentant de DTC, et incluses dans les systèmes centralisés de dépôt et de compensation de DTC et d'Euroclear France, sera en droit de demander à son intermédiaire financier que ses Actions Ordinaires FCA soient enregistrées en son nom propre dans le registre des actionnaires de FCA, étant précisé que cela aura pour conséquence que ces Actions Ordinaires FCA ne seront plus incluses dans les systèmes centralisés de dépôt et de compensation de DTC et d'Euroclear France et qu'elles ne pourront plus être négociées sur Euronext Paris.

Dilution
Sous réserve que la Fusion soit pleinement effective, un maximum de 1 545 221 900 Actions Ordinaires FCA seront émises au bénéfice des Actionnaires de PSA. L'émission d'Actions Ordinaires FCA dans le cadre de la Fusion entraînera une augmentation du capital social de FCA N.V. d'environ 100% compte tenu du nombre d'Actions Ordinaires FCA en circulation à la Dernière Date Retenue. Sous réserve de la réalisation de la Fusion, les Actionnaires de FCA (qui ne détiennent pas d'Actions Ordinaires PSA) subiront une dilution immédiate du fait de la Fusion. En supposant que le nombre maximum d'Actions Ordinaires FCA soit émis au bénéfice des Actionnaires de PSA, chaque Actionnaire de FCA (qui ne détiendra pas d'Actions Ordinaires PSA) sera alors dilué d'environ 50%. La dilution aura, pour les Actionnaires de FCA, un impact similaire sur l'exercice de leurs droits de vote (sans tenir compte de l'impact minimal qu'aura le transfert des Actions FCA à Droit de Vote Spécial d'Exor à FCA N.V.). Sous réserve de la réalisation de la Fusion, les Actionnaires de PSA et les Actionnaires de FCA détiendront respectivement, immédiatement après la réalisation de la Fusion, environ 50% du capital social élargi de FCA N.V. et, à la Date d'Effet des Stipulations Relatives à la Gouvernance, du capital social de Stellantis.

Estimation des dépenses
Les dépenses liées à la Cotation sont estimées à environ 2 317 000 €.

Pourquoi ce Prospectus est-il produit ?
Dans le cadre de la Fusion, de nouvelles Actions Ordinaires FCA seront émises au bénéfice des Actionnaires de PSA, qui devront être admises aux négociations sur le MTA. En outre, FCA N.V. demandera également l'admission à la cote et aux négociations de toutes les Actions Ordinaires FCA sur Euronext Paris, marché sur lequel les Actions Ordinaires PSA sont actuellement cotées (ensemble, la « Cotation »). Le Prospectus est produit dans le cadre de la Cotation.

Conflits d'intérêts les plus importants
Certains des administrateurs et dirigeants de FCA et de PSA peuvent avoir des intérêts dans la Fusion (tels que la perspective d'obtenir une fonction de direction dans le Groupe Combiné ou de recevoir une rémunération ou des avantages qu'ils ne toucheraient pas si la Fusion ne se réalisait pas) qui sont différents ou complémentaires des intérêts des actionnaires de FCA et de PSA respectivement, et que le conseil d'administration de FCA et le conseil de surveillance de PSA respectivement, ont examinés lors de leurs délibérations sur l'opportunité de réalisation de la Fusion ou lors de l'approbation des accords relatifs à la Fusion. De tels intérêts pourraient avoir influencé les personnes concernées dans leur recommandation faite aux actionnaires de FCA ou de PSA respectivement, de voter en faveur de l'approbation de la Fusion et des opérations prévues par l'Accord de Rapprochement. Ces intérêts sont les suivants :

FCA :

●	Le fait que certains administrateurs et dirigeants de FCA continueront d'exercer leurs fonctions d'administrateurs ou de dirigeants de Stellantis après la Fusion.
●
Le fait que chaque titulaire d'un droit conditionnel à recevoir des Actions Ordinaires FCA verra ce droit converti en un droit conditionnel (restricted share unit award) à recevoir actions ordinaires de Stellantis, étant précisé que ce droit continuera à être régi par les mêmes termes et conditions (autres que la condition de performance) que ceux applicables à au droit à recevoir des Actions Ordinaires FCA avant la Date d'Effet de la Fusion. Toute condition de performance sera considérée comme satisfaite ou, dans le cas où la performance de FCA dépasserait un niveau cible fixé par le conseil d'administration de FCA ou un comité du Conseil de la FCA, il sera considéré que ce niveau aura été atteint.

●	Le fait que certains dirigeants pourront recevoir un bonus en espèces.
●
Le fait que des indemnités de départ pourront être versées, y compris l'acquisition accélérée des attributions d'actions en cours, en cas de licenciement de certains dirigeants sans motif ou en cas de démission des dirigeants pour une juste cause pendant une certaine période de temps après la Fusion.

PSA:

●	Certains membres du directoire ou du conseil de surveillance ou dirigeants de PSA continueront d'exercer des fonctions d'administrateurs et de dirigeants de Stellantis après la Fusion.
●
À la Date d'Effet, chaque titulaire d'un droit conditionnel à recevoir des Actions Ordinaires PSA verra ce droit converti en un droit conditionnel (restricted share unit award) à recevoir des actions ordinaires de Stellantis, dont le nombre sera égal au produit du nombre total d'Actions Ordinaires PSA pouvant être antérieurement obtenues et du Ratio d'Echange.

●
Certains membres du directoire et dirigeants pourront recevoir des primes en rapport avec la réalisation de la Fusion. En outre, PSA a proposé d'augmenter la rémunération de base et les primes annuelles cibles pour certains de ses dirigeants en considération de leurs responsabilités accrues, y compris en relation avec la Fusion.

●
Stellantis maintiendra une assurance responsabilité des administrateurs et des dirigeants pendant une période d'au moins six ans à compter de la Date d'Effet, couvrant toutes les personnes qui étaient auparavant couvertes par les polices d'assurance responsabilité des administrateurs et des dirigeants de PSA avant la Date d'Effet

.

NOTA DI SINTESI

The Italian translation of the summary below has not been part of the approval process of the Prospectus by the AFM.

Sezione A - Introduzione e avvertenze
Introduzione. La presente nota di sintesi va letta come un'introduzione al prospetto informativo (il "Prospetto") relativo a (1) la quotazione e l'ammissione alla negoziazione sul Mercato Telematico Azionario ("MTA") organizzato e gestito da Borsa Italiana S.p.A. di massime 1.545.221.900 azioni ordinarie del capitale sociale di Fiat Chrysler Automobiles N.V. ("FCA N.V." o la "Società", che sarà ridenominata Stellantis N.V. ("Stellantis") a decorrere dalle ore 01.00 CET del giorno immediatamente successivo alla Data di Efficacia della Fusione (come di seguito definita), salvo che non sia concordata per iscritto tra FCA N.V. e Peugeot S.A. un'ora o una data successiva, (la "Data di Efficacia della Governance")), con un valore nominale di €0,01 ciascuna (le "Azioni Ordinarie FCA" o, a partire dalla Data di Efficacia della Governance, le "Azioni Ordinarie Stellantis") e (2) la quotazione e l'ammissione alla negoziazione su Euronext a Parigi, un mercato regolamentato di Euronext Paris S.A. ("Euronext Paris") delle Azioni Ordinarie FCA (gli eventi di cui ai punti (1) e (2), congiuntamente, la "Quotazione"). La Quotazione avrà luogo nel contesto della prevista fusione tra FCA N.V. e Peugeot S.A. (Peugeot S.A. congiuntamente con le proprie controllate ai sensi dell'articolo L. 233-1 del Codice di Commercio francese, "PSA") attraverso una fusione transfrontaliera (la "Fusione"), con FCA N.V. come società incorporante (il gruppo allargato comprenderà FCA (come definita di seguito) e PSA, il "Gruppo Combinato"). Nell'ambito della Fusione, FCA N.V. intende emettere massime 1.545.221.900 Azioni Ordinarie FCA a favore dei titolari (ciascuno dei quali denominato "Azionista PSA") di azioni ordinarie del capitale sociale di Peugeot S.A. ciascuna del valore nominale di €1,00 (le "Azioni Ordinarie PSA") per mezzo dei sistemi centralizzati di deposito e compensazione di Depository Trust Company ("DTC") ed Euroclear France. Qualsiasi decisione di investire nelle Azioni Ordinarie Stellantis dovrebbe basarsi sull'esame del Prospetto completo da parte degli investitori. Gli investitori potrebbero incorrere in una perdita totale o parziale del capitale investito. Qualora sia proposto un ricorso dinanzi ad un organo giurisdizionale in merito alle informazioni contenute nel presente Prospetto, l'investitore ricorrente potrebbe essere tenuto, a norma del diritto nazionale applicabile, a sostenere le spese di traduzione del Prospetto prima dell'inizio del procedimento. La responsabilità civile incombe esclusivamente sulle persone che hanno presentato la nota di sintesi, comprese le sue eventuali traduzioni, ma soltanto se tale nota di sintesi risulta fuorviante, imprecisa o incoerente se letta insieme con le altre parti del Prospetto o non offre, se letta insieme alle altre parti del Prospetto, le informazioni fondamentali per aiutare gli investitori al momento di valutare l'opportunità di investire in Azioni Ordinarie Stellantis.
Il numero di identificazione internazionale dei titoli ("ISIN") delle Azioni Ordinarie FCA è NL0010877643, il quale sarà sostituito da NL00150001Q9 all'incirca il primo giorno feriale successivo alla Data di Efficacia della Governance. La denominazione legale e commerciale dell'emittente è Fiat Chrysler Automobiles N.V., che assumerà la denominazione di Stellantis N.V. L'indirizzo di FCA N.V. è 25 St. James's Street, Londra SW1A 1HA, Regno Unito. Numero di telefono: +44 20 7766 0311 – Sito web: www.fcagroup.com. FCA N.V. è iscritta nel registro commerciale della Camera di Commercio (Handelsregister van de Kamer van Koophandel) con il numero 60372958; il codice LEI (Legal Entity Identifier - LEI) dell'emittente è: 549300LKT9PW7ZIBDF31.

Autorità competente. L'autorità competente che approva il Prospetto è l'Autorità olandese per i mercati finanziari (Stichting Autoriteit Financiële Markten, "AFM"). L'indirizzo dell'AFM è Vijzelgracht 50, 1017 HS Amsterdam, Paesi Bassi. Numero di telefono: +31 (0)20 797 2000 – Sito web: www.afm.nl. Il presente Prospetto è stato approvato dall'AFM in data 20 novembre 2020.

Sezione B - Informazioni fondamentali concernenti l'Emittente

Chi è l'emittente dei titoli?
Domicilio e forma giuridica. L'emittente delle Azioni Ordinarie FCA è FCA N.V., che assumerà la denominazione di Stellantis a partire dalla Data di Efficacia. FCA N.V. è una società per azioni (naamloze vennootschap met beperkte aansprakelijkheid) costituita ai sensi del diritto olandese, domiciliata in Olanda e che opera secondo il diritto olandese. Il codice LEI è 549300LKT9PW7ZIBDF31.

Attività principali. FCA N.V., insieme alle proprie controllate ai sensi dell'articolo 2:24b del Codice Civile olandese alla data del presente Prospetto ("FCA"), è un gruppo automobilistico globale che progetta, ingegnerizza, produce, distribuisce e commercializza in tutto il mondo veicoli, ricambi e sistemi di produzione attraverso più di 100 stabilimenti produttivi e oltre 40 centri di ricerca e sviluppo. FCA ha una presenza industriale in oltre 40 Paesi e vende i propri veicoli direttamente o attraverso concessionari e distributori in oltre 130 Paesi. FCA progetta, ingegnerizza, produce, distribuisce e commercializza veicoli nel segmento di mercato mass-market con i marchi Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia e Ram, e con la denominazione SRT per veicoli ad alta prestazione. Per quanto concerne i marchi mass-market, FCA ha centralizzato la progettazione, l'ingegnerizzazione, lo sviluppo e la produzione e ciò le consente di operare in modo efficiente su scala globale. FCA affianca alle vendite di veicoli dei marchi mass-market anche la vendita di componentistica e accessori e contratti di servizio con il marchio Mopar in tutto il mondo. Inoltre, FCA progetta, ingegnerizza, produce, distribuisce e commercializza veicoli di lusso con il marchio Maserati. FCA offre ai concessionari e alla clientela retail finanziamenti, servizi di leasing e di noleggio attraverso società controllate, joint venture e accordi commerciali con istituti finanziari terzi.

Maggiori azionisti. Sulla base delle informazioni contenute nel libro soci di FCA N.V., delle notifiche effettuate nei confronti dell'AFM e della US Securities and Exchange Commission e di altre fonti a disposizione di FCA N.V., i seguenti soggetti possedevano, direttamente o indirettamente, più del 3% del capitale e/o dei diritti di voto di FCA N.V. in data 13 novembre 2020 (l'"Ultima Data Utile").

Azionisti FCA	Numero di Azioni Ordinarie FCA emesse	Quota di partecipazione
Exor N.V. (1)	449.410.092	28,54
BlackRock, Inc. (2)	66.230.261	4,21
______________________________________________________________________________________________
(1) Inoltre, Exor N.V. ("Exor") detiene 449.410.092 azioni a voto speciale del capitale sociale di FCA N.V. ("Azioni a Voto Speciale di FCA"); la titolarità effettiva di Exor in FCA N.V. è pari al 44,40%, calcolato come il rapporto tra (i) il numero complessivo delle azioni ordinarie e delle Azioni a Voto Speciale di FCA detenute da Exor e (ii) il numero complessivo delle Azioni Ordinarie FCA in circolazione e delle Azioni a Voto Speciale di FCA emesse.
(2) BlackRock, Inc. detiene 66.230.261 azioni ordinarie FCA (3,27% del totale delle azioni emesse, ovvero il numero complessivo delle Azioni Ordinarie FCA in circolazione e delle Azioni a Voto Speciale di FCA emesse) e 77.260.142 diritti di voto (4,91% delle Azioni Ordinarie FCA in circolazione e 3,82% del totale delle azioni emesse da FCA N.V.).

Sulla base delle informazioni sulle partecipazioni azionarie in FCA N.V. e Peugeot S.A. all'Ultima Data Utile, del rapporto di cambio di 1,742 Azioni Ordinarie FCA per ciascuna Azione Ordinaria PSA (il "Rapporto di Cambio") e di alcuni obblighi degli azionisti, si prevede che i seguenti soggetti deterranno, direttamente o indirettamente, una quota superiore al 3% del capitale sociale di Stellantis immediatamente dopo il perfezionamento della Fusione:

Azionisti Stellantis	Numero di Azioni Ordinarie Stellantis	Quota di partecipazione prevista(1)
Exor	449.410.092	14,4%
EPF/FFP	224.228.122	7,2%
BPI	192.703.907	6,2%
Dongfeng	175.283.907	5,6%

(1) Le percentuali dei diritti di voto potrebbero differire in misura non significativa dalle percentuali di partecipazione in ragione di un numero minimo di Azioni a Voto Speciale di FCA che rimarranno in circolazione a seguito della Fusione. Tali azioni andranno a costituire le Azioni a voto speciale di Classe B di Stellantis successivamente al perfezionamento della Fusione e potrebbero determinare deviazioni non significative tra le percentuali di partecipazione e dei diritti di voto.

I numeri e le percentuali nella tabella sopra riportata riflettono alcune ipotesi di fatto, pertanto i numeri e le quote di partecipazione effettivi a seguito della Fusione potrebbero variare.

Membri del Consiglio di Amministrazione. I membri del consiglio di amministrazione di FCA N.V. (il "Consiglio di Amministrazione FCA") sono: John Elkann, Michael Manley, Richard K. Palmer, Ronald L. Thompson, John Abbott, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie A. Mars, Michelangelo A. Volpi, Patience Wheatcroft ed Ermenegildo Zegna.

Revisore contabile indipendente. Il revisore legale dei conti di FCA N.V. è Ernst & Young Accountants LLP.

Quali sono le informazioni finanziarie fondamentali relative all'emittente?
Informazioni finanziarie storiche selezionate. Le tabelle che seguono riportano una selezione delle informazioni finanziarie storiche tratte dai conti economici consolidati, dalle situazioni patrimoniali consolidate e dai rendiconti finanziari consolidati di FCA e PSA rispettivamente alle date e per il periodo indicato.
FCA
Le informazioni finanziarie consolidate selezionate relative a FCA, di seguito riportate, sono state estratte dai bilanci consolidati certificati di FCA al 31 dicembre 2019, 2018 e 2017 e per gli esercizi chiusi al 31 dicembre 2019, 2018 e 2017 e relative note esplicative, e dai resoconti intermedi di gestione consolidati, non sottoposti a revisione, di FCA per il terzo trimestre ed i primi nove mesi del 2020 (inclusi i dati finanziari comparati rispetto al terzo trimestre ed i primi nove mesi del 2019) e dalle relative note esplicative.

Informazioni sintetiche Conto economico consolidato FCA

	Esercizi chiusi al 31 dicembre			Nove mesi chiusi al 30 settembre
(in milioni di euro, esclusi gli importi per azione)	2019	2018	2017	2020	2019
Ricavi netti	€108.187	€110.412	€105.730	€58.088	€78.544
Crescita dei ricavi su base annua	-2,0%	4,4%		-26.0%
Utile/(perdita) ante imposte	€4.021	€4.108	€5.879	€(412)	€2.091
Utile/(perdita) netta delle Continuing Operation attribuibile ai soci della controllante	€2.694	€3.323	€3.281	€(1.536)	€1.118
Utile/(perdita) netta attribuibile ai soci della controllante	€6.622	€3.608	€3.491	€(1.536)	€5.086
Utile/(perdita) base per azione delle Continuing Operation e delle Discontinued Operation	€4,23	€2,33	€2,27	€(0,98)	€3,25
Utile/(perdita) base per azione delle Continuing Operation	€1,72	€2,15	€2,14	€(0,98)	€0,72

Informazioni selezionate Situazione patrimoniale consolidata FCA

	Al 31 dicembre			Al 30 settembre
	2019	2018	2017	2020
Totale attivo	€98.044	€96.873	€96.299	€104.248
Patrimonio netto	€28.675	€24.903	€20.987	€25.181

Informazioni selezionate Rendiconto finanziario consolidato FCA

	Esercizi chiusi al 31 dicembre		Nove mesi chiusi al 30 settembre
(in milioni di euro)	2019	2018	2020	2019
Disponibilità generate dalle attività operative	€10.462	€9.948	€2.898	€6.094
Di cui Discontinued Operation	€(308)	€484	€-	€(308)
Disponibilità assorbite dalle attività di investimento	€(2.985)	€(6.738)	€(5.194)	€(91)
Di cui incasso netto da cessione di Discontinued Operation	€5.348	€-	€-	€5.348
Di cui Discontinued Operation	€(155)	€(632)	€-	€(155)
Disponibilità assorbite dalle attività di finanziamento	€(5.827)	€(2.785)	€14.200	€(3.737)
Di cui Discontinued Operation	€325	€(90)	€-	€325

PSA
Le informazioni finanziarie consolidate selezionate relative a PSA di seguito riportate sono state estratte dai bilanci consolidati certificati di PSA al 31 dicembre 2019, 2018 e 2017 e relative note esplicative, nonché dal bilancio consolidato semestrale abbreviato, non sottoposto a revisione contabile, di PSA al 30 giugno 2020, riesaminato in conformità agli standard ISA (ISRE 2410) (inclusi i dati finanziari comparati rispetto al semestre chiuso al 30 giugno 2019) e relative note esplicative.

La relazione del revisore indipendente sul bilancio consolidato di PSA relativo all'esercizio 2018 contiene il seguente richiamo d'informativa: "Si richiama all'attenzione la Nota 1.2 al bilancio consolidato, che descrive l'impatto derivante dalla prima applicazione degli standard IFRS 15 "Ricavi provenienti da contratti con i clienti" e IFRS 9 "Strumenti finanziari". La nostra opinione rimane immutata con riferimento a tale profilo."

La relazione del revisore indipendente sul bilancio consolidato di PSA relativo all'esercizio 2019 contiene il seguente richiamo d'informativa: "Si richiamano all'attenzione le Note 2.2 e 2.3 al bilancio consolidato, che descrivono gli impatti derivanti dalla prima applicazione dello standard IFRS 16 "Leasing". La nostra opinione rimane immutata con riferimento a tale profilo."

Informazioni selezionate Conto economico consolidato PSA

	Esercizi chiusi al 31 dicembre			Semestre chiuso al 30 giugno
(in milioni di euro, esclusi gli importi per azione)	2019	2018	2017	2020	2019
Ricavi	€74.731	€74.027	€62.256	€25.120	€38.340
Utile/(Perdita) operativa	€4.668	€4.400	€3.074	€482	€2.491
Utile/(perdita) consolidata del periodo	€3.584	€3.295	€2.347	€376	€2.048
Utile base per azione al valore nominale di €1 attribuibile ai soci della controllante	€3,58	€3,16	€2,17	€0,66	€2,05

Informazioni sintetiche Stato patrimoniale consolidato PSA

	Al 31 dicembre			Al 30 giugno
(in milioni di euro)	2019(1,2)	2018	2017	2020
Totale attivo	€69.766	€61.952	€57.915	€67.422
Patrimonio netto	€21.801	€19.594	€16.706	€21.994
(1) I prospetti di situazione patrimoniale-finanziaria consolidata di PSA per gli esercizi chiusi al 31 dicembre 2018 e 2017 non sono stati rideterminati per riflettere gli effetti dell'applicazione sui bilanci consolidati di PSA dell'IFRS 16, adottato a partire dal 1° gennaio 2019 applicando l'approccio retrospettivo modificato come descritto nella Nota 2.3 del bilancio consolidato di PSA per l'esercizio chiuso al 31 dicembre 2019.
(2) L'IFRS 15 è stato adottato con approccio retrospettivo da PSA il 1° gennaio 2018. I prospetti di situazione patrimoniale-finanziaria consolidata di PSA per gli esercizi chiusi al 31 dicembre 2017, 2018 e 2019 riflettono gli effetti dell'applicazione dell'IFRS 15.

Informazioni selezionate Rendiconto finanziario consolidato PSA

	Esercizi chiusi al 31 dicembre			Semestre chiuso al 30 giugno
(in milioni di euro)	2019	2018	2017	2020	2019
Disponibilità generate/(assorbite) dalle attività operative delle Continuing Operation	€8.705	€8.395	€5.459	€(2.740)	€4.997
Disponibilità generate/(assorbite) dalle attività di investimento delle Continuing Operation	€(5.972)	€(4.739)	€(5.156)	€(1.913)	€(3.365)

Disponibilità generate/(assorbite) dalle attività di finanziamento delle Continuing Operation	€(309)	€(7)	€(354)	€2.838	€(559)
Liquidità netta da attività e passività trasferite delle operazioni destinate alla vendita	€-	€-	€(7)	€-	€-

Informazioni finanziarie pro forma non sottoposte a revisione contabile
Le informazioni finanziarie combinate sintetiche pro forma, non sottoposte a revisione contabile, si riferiscono ad una situazione ipotetica e sono state redatte esclusivamente a titolo illustrativo, ovvero per illustrare l'effetto della Fusione. Non intendono quindi rappresentare o essere indicative della situazione economica o finanziaria consolidata che sarebbe stata presentata se la Fusione fosse stata completata alle date indicate e non devono essere considerate rappresentative della futura situazione economica o finanziaria consolidata del Gruppo Combinato successivamente alla Fusione. La situazione patrimoniale, economica e finanziaria effettiva del Gruppo Combinato successivamente alla Fusione potrebbe differire significativamente. Le principali informazioni finanziarie pro forma di seguito riportate sono state ricavate dalle informazioni finanziarie sintetiche pro forma non sottoposte a revisione contabile.

Informazioni selezionate Situazione patrimoniale-finanziaria consolidata pro forma del Gruppo Combinato non sottoposta a revisione contabile al 30 giugno 2020

	Al 30 giugno 2020
	Informazioni finanziarie pro forma prima della distribuzione di Faurecia	Informazioni finanziarie pro forma successive alla distribuzione di Faurecia
	(in milioni di euro)
Totale attivo	€137.809	€135.514
Patrimonio netto	€37.250	€34.904

Informazioni selezionate Conto Economico Consolidato pro forma del Gruppo Combinato non sottoposto a revisione contabile per l'esercizio chiuso al 31 dicembre 2019

	Per l'esercizio chiuso al 31 dicembre 2019
	Informazioni finanziarie pro forma prima della distribuzione di Faurecia	Informazioni finanziarie pro forma successive alla distribuzione di Faurecia
	(in milioni di euro, esclusi gli importi per azione)
Ricavi	€166.748	166.748
Utile/(perdita) operativa	€9.597	9.597
Utile/(perdita) ante imposte delle società integralmente consolidate	€8.535	8.535
Utile/(perdita) consolidata delle Continuing Operation attribuibile ai soci della controllante	€6.829	6.829
Utile/(perdita) consolidata attribuibile ai soci della controllante	€10. 757	10. 757
Utile base per azione al valore nominale di €1 delle Continuing Operation - attribuibile ai soci della controllante	€2,19	2,19

Informazioni selezionate Conto Economico Consolidato pro forma del Gruppo Combinato non sottoposto a revisione contabile per il periodo chiuso al 30 giugno 2020

	Per il periodo chiuso al 30 giugno 2020
	Informazioni finanziarie pro forma prima della distribuzione Faurecia	Informazioni finanziarie pro forma successive alla distribuzione Faurecia
	(in milioni di euro, esclusi gli importi per azione)
Ricavi	€51.655	51.655
Utile/(perdita) operativa	€(449)	(449)
Utile/(perdita) ante imposte delle società integralmente consolidate	€(991)	(991)
Utile/(perdita) consolidata delle Continuing Operation attribuibile ai soci della controllante	€(1.742)	(1.742)
Utile/(perdita) consolidata attribuibile ai soci della Controllante	€(1.742)	(1.742)
Utile base per azione al valore nominale di €1 delle Continuing Operation - attribuibile ai soci della controllante	€(0,56)	(0,56)

Quali sono i principali rischi specifici dell'emittente?
Di seguito è riportata una selezione dei principali rischi che riguardano la Fusione, FCA, PSA e, successivamente alla Fusione, il settore industriale in cui il Gruppo Combinato opera nonché le sue attività, operazioni e situazione finanziaria. Nell'effettuare tale selezione, FCA N.V. ha considerato circostanze, come la probabilità che il rischio si concretizzi sulla base dello stato attuale delle cose, il potenziale impatto che la materializzazione del rischio potrebbe avere su FCA, PSA e, successivamente alla Fusione, sulle attività, la situazione finanziaria, i risultati operativi e le prospettive del Gruppo Combinato, nonché l'attenzione che il management di FCA, di PSA o del Gruppo Combinato, a seconda dei casi, dovrebbe, in base alle attuali previsioni, dedicare a tali rischi qualora dovessero concretizzarsi.
●
Il Rapporto di Cambio è fisso, pertanto gli azionisti non saranno ristorati per variazioni del valore delle Azioni Ordinarie FCA o delle Azioni Ordinarie PSA, a seconda dei casi, antecedenti all'efficacia della Fusione.

●
La Fusione è soggetta all'ottenimento di autorizzazioni antitrust da parte di diverse autorità garanti della concorrenza. L'eventuale esito negativo nell'ottenimento di tali autorizzazioni potrebbe impedire il perfezionamento della Fusione.

●	Il Gruppo Combinato potrebbe non riuscire a realizzare tutti o parte dei benefici attesi dalla Fusione, e ciò potrebbe influire negativamente sul valore delle Azioni Ordinarie Stellantis.
●
Interruzioni di attività derivanti dall'epidemia di coronavirus (COVID-19) potrebbero causare interruzioni nella produzione e nella vendita dei prodotti, oltre che nella fornitura di servizi, del Gruppo Combinato, con un potenziale impatto negativo sull'attività aziendale.

●
Un'eventuale diminuzione dei volumi di consegna dei veicoli del Gruppo Combinato, in particolare di pickup e SUV di grandi dimensioni dei marchi FCA nel mercato statunitense, e di veicoli dei marchi PSA nel mercato europeo, potrebbe incidere negativamente sui risultati economici e sulla situazione finanziaria del Gruppo Combinato.

●
Le attività del Gruppo Combinato potrebbero essere influenzate negativamente dai mercati finanziari globali, dalle condizioni economiche generali, dall'imposizione di programmi di incentivi governativi, dalla volatilità geopolitica e da altri macro-sviluppi al rispetto ai quali il Gruppo Combinato non avrà alcun controllo o avrà controllo limitato.

●
Il Gruppo Combinato potrebbe non riuscire a incrementare la crescita di alcuni dei propri marchi che ritiene abbiano un appeal e un raggio d'azione globale, e ciò potrebbe comportare significativi effetti negativi sulle attività del Gruppo Combinato.

●	L'industria automobilistica è altamente competitiva e ciclica, e il Gruppo Combinato potrebbe risentire di tali fattori in misura maggiore rispetto a taluni dei suoi concorrenti.
●
Le vendite di veicoli ai clienti finali dipendono fortemente dalla disponibilità di tassi di interesse accessibili e di credito per il finanziamento di veicoli, pertanto un sostanziale aumento dei tassi di interesse potrebbe avere un impatto negativo sulle attività del Gruppo Combinato.

●
Leggi, normative e politiche governative attuali e più stringenti per il futuro o incrementali, incluse quelle riguardanti l'aumento dei requisiti di efficienza dei consumi e la riduzione delle emissioni di gas serra e gas di scarico, potrebbero avere un impatto significativo sul modo in cui il Gruppo Combinato svolge la propria attività e generare un aumento dei costi di adeguamento, determinando passività aggiuntive e influenzando negativamente le attività e i risultati economici del Gruppo Combinato.

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Il Gruppo Combinato continuerà ad essere soggetto ad indagini sulle emissioni diesel da parte di diversi enti governativi e ad una serie di procedimenti giudiziari privati correlati, che potrebbero condurre ad ulteriori richieste di risarcimento, procedimenti giudiziari e azioni esecutive, e comportare sanzioni, transazioni o risarcimenti di danni aggiuntivi, influenzando negativamente la reputazione del Gruppo Combinato presso i consumatori.

●	La reputazione e le attività del Gruppo Combinato potrebbero essere influenzate da vari tipi di richieste di indennizzo, procedimenti giudiziari e altre contingenze.
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Eventuali limitazioni alla liquidità e all'accesso a fonti di finanziamento del Gruppo Combinato, nonché il significativo livello di indebitamento esistente, potrebbero limitare la flessibilità finanziaria e operativa del Gruppo Combinato e la sua capacità di attuare strategie di business, ottenere ulteriori finanziamenti a condizioni competitive e migliorare le proprie condizioni finanziarie e i risultati di gestione.

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Le autorità fiscali francesi potrebbero non concedere o negare o revocare integralmente o in parte il beneficio derivante da tax ruling che confermano la neutralità fiscale della Fusione per PSA e per gli Azionisti PSA e il trasferimento delle perdite fiscali riportate dell'esistente gruppo fiscale consolidato francese di PSA.

Sezione C - Informazioni fondamentali sui titoli

Quali sono le principali caratteristiche dei titoli?
Capitale sociale. Le Azioni Ordinarie FCA sono azioni ordinarie del capitale sociale di FCA N.V. del valore nominale di 0,01 euro ciascuna. L'ISIN delle Azioni Ordinarie FCA è NL0010877643, il quale sarà sostituito da NL00150001Q9 all'incirca il primo giorno feriale successivo alla Data di Efficacia della Governance. Le Azioni Ordinarie FCA e, successivamente al perfezionamento della Fusione, le Azioni Ordinarie Stellantis sono denominate in euro e negoziabili su MTA in euro e sul New York Stock Exchange ("NYSE") in dollari USA.

Azioni di nuova emissione. FCA N.V. intende emettere massime 1.545.221.900 Azioni Ordinarie FCA in relazione alla Fusione. Al perfezionamento della Fusione, le Azioni Ordinarie FCA di nuova emissione saranno accreditate come interamente liberate e saranno parificate a tutti gli effetti alle Azioni Ordinarie FCA in circolazione al momento dell'emissione delle nuove Azioni Ordinarie FCA relative alla Fusione. Le Azioni Ordinarie FCA e, successivamente alla Fusione, le Azioni Ordinarie Stellantis conferiscono diritti ai dividendi. Ciascuna Azione Ordinaria FCA e, successivamente alla Fusione, ciascuna Azione Ordinaria Stellantis, conferisce il diritto di esprimere un voto nell'assemblea generale di FCA N.V. Ciascun titolare di Azioni Ordinarie Stellantis (l'"Azionista Stellantis") avrà la facoltà di partecipare in qualsiasi momento al meccanismo di voto speciale richiedendo a Stellantis la registrazione di tutte o parte delle proprie Azioni Ordinarie Stellantis nel registro degli azionisti di Stellantis appositamente istituito (il "Registro Speciale"). L'iscrizione delle Azioni Ordinarie Stellantis nel Registro Speciale esclude tali azioni dalla negoziazione. Qualora le Azioni Ordinarie Stellantis rimangano iscritte nel Registro Speciale (e quindi escluse dalle negoziazioni) a nome dello stesso Azionista Stellantis per un periodo ininterrotto di tre anni, tali azioni (le "Azioni Ordinarie Legittimate") daranno il diritto a ricevere le azioni a voto speciale di classe A rappresentative del capitale sociale di Stellantis, con valore nominale di €0,01 ("Azione a Voto Speciale di Classe A") per ciascuna Azione Ordinaria Legittimata. Se, in qualsiasi momento, le Azioni Ordinarie Stellantis venissero cancellate dal Registro Speciale per qualsiasi motivo, il relativo Azionista Stellantis perderà il diritto di detenere un numero corrispondente di Azioni a Voto Speciale di Classe A o di Azioni a Voto Speciale di Classe B (come di seguito definita), a seconda dei casi. Gli Azionisti Stellantis che detengono Azioni a Voto Speciale di Classe A hanno il diritto di esprimere un voto per ogni Azione a Voto Speciale di Classe A posseduta e un voto per ogni Azione Ordinaria Stellantis posseduta. Le azioni a voto speciale di classe B rappresentative del capitale sociale, con valore nominale di €0.01 ("Azioni a Voto Speciale di Classe B") saranno create alla Data di Efficacia della Governance e saranno detenute esclusivamente da Azionisti FCA diversi da Exor i quali detenevano Azioni a Voto Speciale FCA prima della "Data di Efficacia" (le ore 00.00 CET del primo giorno successivo alla data in cui un notaio olandese firmerà un atto di fusione transfrontaliera relativo alla Fusione tra FCA N.V.e Peugeot S.A. conformemente alla legge olandese e francese applicabile). Gli Azionisti Stellantis che detengono Azioni a Voto Speciale di Classe B hanno il diritto di esprimere un voto per ogni Azione a Voto Speciale di Classe B posseduta e un voto per ogni Azione Ordinaria Stellantis posseduta.

Emissione delle azioni e diritto di opzione. All'emissione di Azioni Ordinarie FCA o alla concessione di diritti di sottoscrizione di Azioni Ordinarie FCA e, successivamente alla Fusione, di Azioni Ordinarie Stellantis, ogni titolare di Azioni Ordinarie FCA ("Azionista FCA") e, successivamente alla Fusione, ogni Azionista Stellantis avrà un diritto di opzione proporzionale all'ammontare nominale complessivo di Azioni Ordinarie FCA (o, successivamente alla Fusione, di Azioni Ordinarie Stellantis) possedute. Gli azionisti non avranno diritto di opzione su Azioni Ordinarie FCA emesse a fronte di conferimenti in natura, su Azioni Ordinarie FCA emesse a favore di dipendenti di FCA in base ad eventuali piani di opzione o su Azioni Ordinarie FCA emesse a favore di soggetti che esercitano un diritto di sottoscrizione di Azioni Ordinarie FCA precedentemente concesso, o, successivamente al perfezionamento della Fusione, su Azioni Ordinarie Stellantis così emesse, o su azioni emesse in base al meccanismo di voto speciale di FCA o, successivamente al perfezionamento della Fusione, in base al meccanismo di voto speciale di Stellantis. I diritti di opzione possono essere soggetti a limitazione o esclusione mediante delibera dell'assemblea generale di FCA N.V. o delibera del Consiglio di Amministrazione di FCA se quest'ultimo è stato designato a tal fine dall'assemblea generale e a condizione che sia stato autorizzato a deliberare anche sull'emissione di azioni.

Insolvenza. In caso di insolvenza dell'emittente, le eventuali richieste di rimborso degli Azionisti FCA o, successivamente alla Fusione, degli Azionisti Stellantis, saranno subordinate a quelle, rispettivamente, dei creditori di FCA N.V. e di Stellantis. Ciò significa che gli investitori potrebbero incorrere in una perdita totale o parziale del capitale investito.

Trasferibilità. Non sono previste limitazioni alla trasferibilità di Azioni Ordinarie FCA nello statuto di FCA, o, successivamente alla Fusione, di Azioni Ordinarie Stellantis nello statuto di Stellantis.

Politica dei dividendi. Alla data del presente Prospetto, non è stata approvata alcuna politica dei dividendi di Stellantis.

Dove saranno negoziati i titoli azionari?
Le Azioni Ordinarie FCA sono attualmente negoziate sul NYSE con il simbolo "FCAU" e sul MTA con il simbolo "FCA". FCA N.V. farà richiesta di quotazione delle Azioni Ordinarie FCA da emettere nell'ambito della Fusione sul NYSE e sul MTA. La quotazione sull'MTA è prevista per il primo giorno lavorativo successivo al perfezionamento della Fusione . FCA N.V. chiederà inoltre la quotazione e l'ammissione alla negoziazione di tutte le Azioni Ordinarie FCA su Euronext Paris, dove sono attualmente quotate le Azioni Ordinarie PSA. L'ammissione alla quotazione su Euronext Paris è prevista prima della Fusione, mentre il primo giorno di negoziazione su Euronext Paris è previsto per il primo giorno lavorativo successivo al perfezionamento della Fusione, previa approvazione delle autorità competenti.

Quali sono i principali rischi specifici dei titoli azionari?
Di seguito viene riportato il rischio principale relativo al possesso di Azioni Ordinarie Stellantis. Nella scelta di tale rischio, FCA N.V. ha considerato circostanze quali la probabilità che esso si concretizzi e il potenziale impatto che la sua materializzazione potrebbe avere sugli Azionisti Stellantis.
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La quotazione di Stellantis su 3 mercati azionari potrebbe incidere negativamente sulla liquidità sul mercato delle Azioni Ordinarie Stellantis e determinare differenziali di prezzo delle Azioni Ordinarie Stellantis tra i tre mercati.

Sezione D - Informazioni fondamentali relative alla Quotazione
A quali condizioni posso investire in questo titolo e qual è il calendario previsto?
Il Prospetto viene pubblicato in relazione alla Quotazione. Il Prospetto non costituisce, o forma parte di, un'offerta o un invito alla vendita o una sollecitazione o offerta all'acquisto o alla sottoscrizione di titoli da parte di alcun soggetto. FCA N.V. non riceverà proventi in relazione alla Quotazione.

Consegna delle azioni
Le Azioni Ordinarie FCA emesse nell'ambito della Fusione e rappresentate dalle posizioni contabili di seguito indicate, saranno emesse a favore di Cede & Co in qualità di rappresentante di DTC, a fini di inclusione nei sistemi centralizzati di deposito e compensazione di DTC e Euroclear France, e, da ultimo, direttamente o indirettamente, in nome e per conto degli ex possessori di Azioni Ordinarie PSA.
Ciascuna posizione contabile che in precedenza rappresentava Azioni Ordinarie PSA (diverse dalle Azioni Ordinarie PSA detenute da Peugeot S.A. o da FCA N.V. e da eventuali altre Azioni Ordinarie PSA di cui all'Articolo L. 236-3 (II) del Codice di Commercio francese(collettivamente, le "Azioni PSA Escluse")), incluse le Azioni Ordinarie PSA (diverse dalle Azioni PSA Escluse) detenute:
(a)	in forma registrata pura (nominatif pur);
(b)	in forma registrata amministrata (nominatif administré); e
(c)	al portatore (au porteur),
sarà, successivamente al perfezionamento della Fusione, e come ulteriormente descritto nel Prospetto, scambiata con posizioni contabili rappresentative di Azioni Ordinarie FCA nella medesima forma, emesse e assegnate in base al Rapporto di Cambio, fermo restando che le posizioni contabili rappresentative di Azioni Ordinarie FCA in forma registrata pura (nominatif pur) saranno registrate da Société Générale Securities Services all'interno di Euroclear France.

A seconda del depositario di ciascun Azionista PSA, le posizioni contabili rappresentative di Azioni Ordinarie FCA dovrebbero risultare visibili nei conti titoli degli Azionisti PSA tra il primo giorno lavorativo successivo alla Data di Efficacia e la data di effettiva consegna di tali posizioni in Euroclear France.

Nel contesto della Fusione non saranno emesse frazioni di Azioni Ordinarie FCA e saranno liquidati eventuali diritti frazionari come più dettagliatamente descritto nel Prospetto.

Le eventuali Azioni PSA Escluse saranno annullate per legge ai sensi dell'articolo 2:325(4) del Codice Civile olandese e senza che ne derivi alcun corrispettivo.

Successivamente al perfezionamento della Fusione, qualsiasi detentore di Azioni Ordinarie FCA registrate in nome di Cede & Co, in qualità di incaricato di DTC, e incluse nei sistemi centralizzati di deposito e compensazione di DTC ed Euroclear France ha il diritto di richiedere, tramite il proprio intermediario, che tali Azioni Ordinarie FCA siano registrate a suo nome nel registro degli azionisti di FCA, a condizione che tali Azioni Ordinarie FCA non siano più incluse nei sistemi centralizzati di deposito e compensazione di DTC ed Euroclear France e non possano più essere negoziate su Euronext Paris.

Diluizione
Subordinatamente all'efficacia della Fusione, saranno emesse massime 1.545.221.900 Azioni Ordinarie FCA a favore degli Azionisti PSA. L'emissione di Azioni Ordinarie FCA in relazione alla Fusione comporterà un aumento del capitale sociale di FCA N.V. pari a circa il 100% in relazione al numero di Azioni Ordinarie FCA in circolazione all'Ultima Data Utile. Al momento dell'efficacia della Fusione, gli Azionisti FCA (che non detengono Azioni Ordinarie PSA) subiranno un'immediata diluizione per effetto della Fusione. Presumendo che il numero massimo di Azioni Ordinarie FCA venga emesso a favore degli Azionisti PSA, ogni Azionista FCA (che non detiene Azioni Ordinarie PSA) andrà incontro ad una diluizione pari a circa il 50%. La diluizione per gli Azionisti FCA avrà un impatto analogo sull'esercizio dei diritti di voto (non tenendo conto dell'impatto minimo del trasferimento delle Azioni a Voto Speciale di FCA da Exor a FCA N.V.). Se la Fusione viene perfezionata, gli Azionisti PSA e gli Azionisti FCA deterranno rispettivamente, immediatamente dopo il perfezionamento della Fusione, circa il 50% del capitale sociale allargato di FCA N.V. e, alla Data di Efficacia, del capitale sociale di Stellantis.

Stima delle spese
Le spese relative alla Quotazione sono stimate in €2.317.000 circa.

Perché è redatto il presente Prospetto?
Nell'ambito della Fusione, verranno emesse nuove Azioni Ordinarie FCA a favore degli Azionisti PSA, le quali dovranno essere ammesse alla negoziazione su MTA. FCA N.V. richiederà inoltre la quotazione e l'ammissione alla negoziazione di tutte le Azioni Ordinarie FCA su Euronext Paris, dove sono attualmente quotate le Azioni Ordinarie PSA (collettivamente, la Quotazione). Il Prospetto viene redatto in relazione alla Quotazione.

Conflitti di interesse più significativi
Taluni amministratori e dirigenti di FCA e PSA potrebbero avere interessi nella Fusione, correlati alla prospettiva di ottenere posizioni manageriali nel Gruppo Combinato ovvero di ricevere compensi o benefici che non otterrebbero qualora la Fusione non avesse luogo, diversi o ulteriori rispetto agli interessi degli Azionisti FCA e degli Azionisti PSA. Il consiglio di amministrazione di FCA e il consiglio di sorveglianza di PSA hanno rispettivamente considerato tali interessi in sede di deliberazione in merito alla Fusione o di approvazione dei relativi provvedimenti. Tali interessi potrebbero influenzare i medesimi amministratori e dirigenti e la loro raccomandazione agli Azionisti FCA e agli Azionisti PSA di votare rispettivamente a favore dell'approvazione della Fusione e delle operazioni contemplate dal contratto di fusione. Tali interessi sono i seguenti:

FCA
●	Il fatto che taluni amministratori e dirigenti di FCA continueranno a ricoprire il ruolo di amministratori o dirigenti di Stellantis dopo la Fusione.
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L'eleggibilità di ciascun beneficiario di uno strumento di incentivazione azionaria di FCA in essere a ricevere uno strumento limitato di incentivazione azionaria (restricted share unit) di Stellantis che continuerà a essere regolato dagli stessi termini e condizioni (a eccezione del vesting basato su criteri di performance) applicabili allo strumento di incentivazione azionaria FCA prima del momento di efficacia della Fusione. Qualsiasi condizione di performance sarà considerata soddisfatta al target o, nel caso in cui la performance di FCA superi il livello target in base al giudizio del consiglio di amministrazione di FCA o di un comitato del consiglio di amministrazione di FCA, al livello così stabilito.

●	L'eleggibilità di taluni dirigenti a ricevere un premio in denaro una tantum.
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Benefici di fine rapporto, incluso il vesting accelerato di strumenti di incentivazione azionaria in essere, in caso di cessazione del rapporto di lavoro di taluni dirigenti senza giusta causa o da parte del dirigente per ragioni giustificate entro un certo periodo di tempo successivo alla Fusione.

PSA:
●	Taluni amministratori e dirigenti di PSA continueranno a ricoprire il ruolo di amministratori o dirigenti di Stellantis dopo la Fusione.
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Alla Data di Efficacia, ciascun detentore di strumenti di incentivazione azionaria relativi ad Azioni Ordinarie PSA avrà diritto alla conversione di tali strumenti in uno strumento limitato di incentivazione azionaria (restricted share unit) relativo a un numero di Azioni Ordinarie Stellantis pari al prodotto del numero di Azioni Ordinarie PSA sottostanti lo strumento di incentivazione azionaria di PSA e il Rapporto di Cambio.

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Taluni amministratori e dirigenti hanno diritto a ricevere pagamenti di incentivo in relazione alla Fusione. Inoltre, PSA ha proposto di aumentare la retribuzione di base e i target del bonus annuale per taluni dei suoi dirigenti in considerazione delle loro maggiori responsabilità, anche in relazione alla Fusione.

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Stellantis manterrà un'assicurazione della responsabilità civile degli amministratori e dei dirigenti per un periodo di almeno sei anni dalla Data di Efficacia, a copertura di tutti i soggetti precedentemente coperti dalle polizze assicurative di responsabilità civile degli amministratori e dei dirigenti di PSA prima della Data di Efficacia.

RISK FACTORS

If the Merger becomes effective, PSA Shareholders will be issued Stellantis Common Shares (in this Prospectus, unless a contrary indication appears, a reference to the "issue of shares to PSA Shareholders" in connection with the Merger means, from a Dutch perspective, the allotment of shares (toekenning van aandelen) through the centralized depository and clearing systems of the DTC and Euroclear France (and all related references, including "to be issued" and "issued", should be construed accordingly)). Before investing in the Stellantis Common Shares, prospective investors should carefully consider the risks and uncertainties described below, together with the other information contained or incorporated by reference in this Prospectus.

The occurrence of any of the events or circumstances described in these risk factors, individually or together with other circumstances, could have a material adverse effect on the business, results of operations, financial condition and prospects of FCA N.V., together with its subsidiaries within the meaning of article 2:24b of the Dutch Civil Code ("FCA"), Peugeot S.A., together with its subsidiaries within the meaning of article L. 233-1 of the French Commercial Code ("PSA") or, if the Merger becomes effective, the enlarged group comprising FCA and PSA (together, the "Combined Group"). In that event, the value of the Stellantis Common Shares could decline, and an investor might lose part or all of its investment.

All of these risk factors and events are contingencies, which may or may not occur. FCA, PSA or the Combined Group may face a number of these risks described below simultaneously, and one or more risks described below may be interdependent. Where this is the case, interdependent risk factors contain a cross reference to the relevant other risk factor(s) and a description of the interdependence. In accordance with article 16 of the Prospectus Regulation, the most material risk factors have been presented first in each category of risks, but the order in which the remaining risk factors are presented is not necessarily an indication of the likelihood of the risks actually materializing, of the potential significance of the risks or of the scope of any potential harm to the business, results of operations, financial condition and prospects of FCA, PSA or the Combined Group.

In selecting and ordering the risk factors, FCA N.V. has considered circumstances such as the probability of the risk materializing on the basis of the current state of affairs, the potential impact which the materialization of the risk could have on the FCA's, PSA's or the Combined Group's business, financial condition, results of operations and prospects, and the attention that management of FCA, PSA or the Combined Group would on the basis of current expectations have to devote to these risks if they were to materialize.

Although FCA N.V. believes that the risks and uncertainties described below are the material risks and uncertainties concerning FCA's, PSA's or the Combined Group's business and the Stellantis Common Shares, they are not the only risks and uncertainties relating to FCA, PSA or the Combined Group and the Stellantis Common Shares. Other risks, facts or circumstances not presently known to FCA N.V., or that FCA N.V. currently deems to be immaterial, could, individually or cumulatively, prove to be important and could have a material adverse effect on FCA's, PSA's or the Combined Group's business, results of operations, financial condition and prospects. The value of the Stellantis Common Shares could decline as a result of the occurrence of any such risks, facts or circumstances, or as a result of the events or circumstances described in these risk factors, and investors could lose part or all of their investment.

Prospective investors should carefully read this Prospectus in its entirety and the documents incorporated by reference herein and should reach their own views before making an investment decision with respect to any Stellantis Common Shares. Furthermore, before making an investment decision with respect to any Stellantis Common Shares, prospective investors should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers, and carefully review the risks associated with an investment in the Stellantis Common Shares and consider such an investment decision in light of their personal circumstances.

Risks Related to the Merger

The Exchange Ratio is fixed and therefore a shareholder will not be compensated for changes in the value of FCA Common Shares or PSA Ordinary Shares, as applicable, prior to the effectiveness of the Merger

Upon the consummation of the Merger, PSA Shareholders will be entitled to receive 1.742 FCA Common Shares for each PSA Ordinary Share that they own. This Exchange Ratio will not be adjusted for changes in the value of FCA Common Shares or the value of PSA Ordinary Shares, or for changes in the relative value of the businesses of FCA or PSA between the date of the Combination Agreement and the date of the closing of the Merger. Share price changes may result from a variety of factors including changes in their respective businesses, operations or prospects, regulatory considerations, legal proceedings or in the general business, market, industry or economic conditions. Market assessments of the benefits of the Merger and of the likelihood that the Merger will be completed, and related arbitrage activities, may also have an effect on share prices. If the value of FCA Common Shares relative to the value of PSA Ordinary Shares increases or decreases (or the value of FCA business increases or decreases relative to the value of the PSA business) prior to the effectiveness of the Merger, the market value of the Stellantis Common Shares that shareholders will hold following the Merger may be higher or lower than the relative values of their shares on a standalone basis at the date of the Combination Agreement, the date of this document or at the date of the extraordinary general meetings.

The Merger is subject to receipt of antitrust approvals from several competition authorities. If such approvals are not obtained, this could prevent the consummation of the Merger.

Before the Merger may be completed, any waiting period (or extension of such waiting period) applicable to the Merger must have expired or been terminated and any antitrust approvals, consents or clearances required in connection with the Merger must have been received, in each case, under the applicable competition laws of the European Union and under the competition laws of the following countries, where approvals remain outstanding at the date of this prospectus: the Republic of Chile, Ukraine and the Republic of Turkey. While clearance has been obtained in the Federative Republic of Brazil, a waiting period of 15 calendar days from the publication of a summary of the clearance decision must be observed before the decision is declared final, during which period the clearance decision could be challenged. The antitrust and other regulatory approval processes in certain jurisdictions may be impacted by the entry into the Combination Agreement Amendment on September 14, 2020, which may potentially result in a delay in obtaining approvals in those jurisdictions. The consummation of the Merger might be delayed due to the time required to fulfill the requests for information by the relevant competition authorities. In addition, in certain jurisdictions there may be unforeseen or other extensions of deadlines by the relevant competition authorities for the review of the Merger. Such extensions are more likely to happen in the context of the current COVID-19 crisis. FCA N.V. and Peugeot S.A. may each terminate the Combination Agreement if the Merger has not been completed by June 30, 2021 as a result of a failure to obtain the required approvals from the relevant competition regulatory authorities. For a more detailed description of the antitrust approval process, see the section entitled "The Merger―Regulatory Approvals Required to Complete the Merger". See also "―Because completion of the Merger is subject to several conditions precedent, there is a risk that the Merger will not be completed, or may be delayed, which could negatively affect FCA's and PSA's business plans and operations and FCA N.V's and Peugeot S.A.'s share prices".

The Combined Group may fail to realize some or all of the anticipated benefits of the Merger, which could adversely affect the value of the Stellantis Common Shares.

FCA and PSA currently operate, and up to the closing of the Merger will continue to operate, independently as separate companies. The success of the Merger will depend, in part, on the Combined Group's ability to realize the anticipated cost savings, synergies, growth opportunities and other benefits from combining the businesses. The achievement of the anticipated benefits of the Merger is subject to a number of uncertainties, including general competitive factors in the marketplace and whether FCA and PSA are able to integrate their businesses in an efficient and effective manner and establish and implement effective operational principles and procedures. Failure to achieve these anticipated benefits could result in increased costs, decreases in the revenues of the Combined Group and diversion of management's time and energy, and could materially impact the Combined Group's business, cash flows, financial condition or results of operations. If the Combined Group is not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits that FCA and PSA expect to achieve as a result of the Merger may not be realized fully, or at all, or may take longer than expected to realize.

The Combined Group will have to devote significant management attention and resources to integrating the business practices and operations of FCA and PSA. Potential difficulties that the Combined Group may encounter as part of the integration process include complexities associated with managing the business of the Combined Group, such as difficulty integrating manufacturing processes, systems and technology, in a seamless manner, as well as integration of the workforces of the two companies. In addition, the integration of FCA's and PSA's businesses may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities relating to FCA, PSA or the Merger. All of these factors could decrease or delay the expected accretive effect of the Merger.

It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the Combined Group to maintain relationships with suppliers, customers and employees, achieve the anticipated benefits of the Merger or maintain quality standards. An inability to realize the full extent of, or any of, the anticipated benefits of the Merger, as well as any delays encountered in the integration process, could have an adverse effect on the Combined Group's business, cash flows, financial condition or results of operations, which may affect the value of Stellantis Common Shares following the consummation of the Merger.

As a condition to obtaining the required antitrust approvals, the relevant regulatory authorities may impose conditions that could have an adverse effect on the Combined Group and may delay completion of the Merger.

FCA N.V. and Peugeot S.A. are obligated under the Combination Agreement to take all actions necessary to consummate the Merger as soon as reasonably practicable, including the relevant competition approvals and to undertake and comply with such commitments as the regulatory authorities may require as a condition for such competition approvals. As an exception to the foregoing, neither FCA N.V. nor Peugeot S.A. is required to nor may, without the consent of the other party, undertake or comply with any commitments or take any action (i) if any such commitment or action, individually or in the aggregate, would, or would reasonably be expected to, result in a substantial detriment to the Combined Group or (ii) unless any such commitment or action is conditioned upon the consummation of the Merger.

Regulatory authorities may impose conditions, and any such conditions may have the effect of delaying the consummation of the Merger or imposing additional material costs on, or materially limiting, the revenues of the Combined Group following the consummation of the Merger. In addition, any such conditions may result in the delay or abandonment of the Merger. If the Merger is abandoned because of a failure to obtain required antitrust approvals, FCA, PSA and the FCA Shareholders and PSA Shareholders would be adversely affected because of the inability to achieve the expected benefits of the Merger while having suffered the costs of the transaction, distraction of management resources and potential lost opportunities during the pendency of the Merger. If the Merger is delayed because of the timing of antitrust approvals, the benefit of the synergies would be delayed, thereby adversely affecting the results of the two companies in the interim period or going forward. These impacts are more fully described under "―Because completion of the Merger is subject to several conditions precedent, there is a risk that the Merger will not be completed, or may be delayed, which could negatively affect FCA's and PSA's business plans and operations and FCA N.V's and Peugeot S.A.'s share prices".

Because completion of the Merger is subject to several conditions precedent, there is a risk that the Merger will not be completed, or may be delayed, which could negatively affect FCA's and PSA's business plans and operations and FCA N.V's and Peugeot S.A.'s share prices.

Although FCA N.V. and Peugeot S.A. expect to complete the Merger within 12-15 months from the date of the Combination Agreement, the obligation of each party to effect the Merger is subject to various closing conditions, which are largely beyond FCA N.V.'s and Peugeot S.A.'s control and any of which may prevent, delay or otherwise materially adversely affect the consummation of the Merger. The consummation of the Merger is conditioned upon, among other conditions, (i) the approval of the Merger by each of the FCA Shareholders and PSA Shareholders; (ii) the approval from the NYSE, Euronext Paris and the MTA for listing of the Stellantis Common Shares; (iii) the effectiveness of FCA N.V.'s registration statement on Form F-4 under the U.S. Securities Act of 1933, as amended (the "Securities Act") with the United States Securities and Exchange Commission (the "SEC") in connection with the Merger (the "Registration Statement"); (iv) upon FCA N.V.'s request, the AFM having notified its approval of this

Prospectus in accordance with article 25(1) of the Prospectus Regulation to the competent authority in France, the AMF, and to the competent authority in Italy, the CONSOB, with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation; (v) the receipt of the required approvals from antitrust authorities; (vi) the receipt of any consents necessary to be obtained in order to consummate the merger; (vii) the receipt of clearance from the European Central Bank (the "ECB"); and (viii) the absence of injunctions or restraints of any governmental entity that prohibit or make illegal the consummation of the Merger, but only to the extent that any failure to comply with such prohibition would reasonably be expected to result in a substantial detriment to the Combined Group. FCA and PSA cannot provide any assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger. With respect to most of the closing conditions, closing of the Merger without satisfying the condition would either be impossible or give rise to penalties or other sanctions. Therefore, it would be impossible or unlikely as a practical matter that the parties would be in a position to waive satisfaction of those conditions. Any delay in completing the Merger could prevent or delay the Combined Group from realizing some or all of the anticipated cost savings, synergies, growth opportunities and other benefits that FCA N.V. and Peugeot S.A. expect to achieve if the Merger is successfully completed within the expected time frame.

The market price of FCA Common Shares and PSA Ordinary Shares currently, and in the period prior to termination, if the Combination Agreement were to be terminated, may reflect a market assumption that the Merger will occur. If the Merger is not completed for any reason, including as a result of FCA and PSA Shareholders failing to approve the Merger, the business, cash flows, financial condition or results of operations of FCA and PSA may be materially adversely affected. Without realizing any of the anticipated benefits of completing the Merger, FCA and PSA would be subject to a number of risks, including:

●	FCA N.V and Peugeot S.A. may experience negative reactions from the financial markets, including a decline of their respective share prices;

●	FCA and PSA may experience negative reactions from their customers, suppliers, regulators, employees and other stakeholders; and

FCA and PSA may be adversely affected by the substantial commitments of time and resources undertaken by their respective management teams in connection with the Merger, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to FCA and PSA had the Merger not been contemplated. If the Merger is completed but delayed, this could prevent or delay the Combined Group from realizing some or all of the anticipated cost savings, synergies, growth opportunities and other benefits that FCA N.V. and Peugeot S.A. expect to achieve if the Merger is successfully completed within the expected time frame.

The pendency of the Merger could adversely affect each of FCA's and PSA's business, cash flows, financial condition or results of operations.

The pendency of the Merger could cause disruptions in and create uncertainty surrounding FCA's and PSA's business, including with respect to FCA's and PSA's relationships with existing and future customers, suppliers and employees, which could have an adverse effect on FCA's or PSA's business, cash flows, financial condition or results of operations, irrespective of whether the Merger is completed. The business relationships of FCA or PSA may be subject to disruption as customers, suppliers and other persons with whom FCA or PSA have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships or consider entering into business relationships with other parties. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the Merger.

The Combined Group, FCA and PSA will incur significant transaction costs in connection with the Merger and, if the Merger is consummated, the Combined Group will incur significant integration costs.

FCA and PSA have incurred, and expect to continue to incur, significant costs in connection with the Merger, including the fees of their respective professional advisors. FCA and PSA may also incur unanticipated costs associated with the Merger, the listings on the NYSE, Euronext Paris and the MTA of the Stellantis Common Shares and the migration of Stellantis's headquarters to the Netherlands as required in connection with the Merger, and these unanticipated costs may have an adverse impact on the results of operations of the Combined Group following the effectiveness of the Merger. In addition, if the Merger is consummated, the Combined Group will incur integration costs following the consummation of the Merger. FCA and PSA cannot provide assurance that the realization of efficiencies related to the integration of the businesses of FCA and PSA will offset the incremental transaction and integration costs in the near term, if at all.

Uncertainties associated with the Merger may cause a loss of management personnel or other key employees of FCA or PSA which could adversely affect the future business and operations of the Combined Group.

FCA and PSA depend on the experience and industry knowledge of their management personnel and other key employees to execute their respective business plans. The Combined Group's success after the consummation of the Merger will also depend, in part, upon the ability of Stellantis to attract and retain management personnel and other key employees. Current employees of FCA and PSA may experience uncertainty about their roles within the Combined Group following the consummation of the Merger, which may have an adverse effect on the ability of FCA and PSA to retain management and other key personnel.

While the Merger is pending, FCA and PSA are subject to restrictions on their business activities.

Under the Combination Agreement, FCA and PSA are subject to certain restrictions on the conduct of their respective businesses and generally must operate in the ordinary course and consistent with past practice (subject to certain exceptions agreed between the parties in the Combination Agreement), which may restrict FCA's and PSA's ability to carry out certain of their respective business strategies. These restrictions may prevent FCA and PSA from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring certain indebtedness or making changes to FCA's and PSA's respective businesses prior to the completion of the Merger or termination of the Combination Agreement, as applicable. These restrictions could have an adverse effect on FCA's and PSA's respective businesses, cash flows, financial condition, results of operations or FCA N.V's and Peugeot S.A.'s share price.

For a discussion of the Combination Agreement and the restrictions imposed on the operations of FCA and PSA prior to completion of the Merger, see "The Combination Agreement and Cross Border Merger Terms".

Certain of FCA N.V.'s and Peugeot S.A.'s directors and executive officers have benefit arrangements and other interests that may result in their interests in the Merger being different from those of other FCA Shareholders or PSA Shareholders.

Some of FCA N.V.'s and Peugeot S.A.'s directors who recommend that FCA and PSA Shareholders vote in favor of the Merger and the transactions contemplated thereby, as well as some of FCA N.V.'s and Peugeot S.A.'s executive officers, have benefit arrangements and other interests that may provide them with interests in the Merger that may be different from those of FCA Shareholders or PSA Shareholders generally. For example, the prospect of a management position in the Combined Group, or compensation that would not be payable if the Merger did not occur provide an interest in the Merger that is not shared by shareholders. The receipt of compensation or other benefits in connection with the Merger may influence these persons in making their recommendation that FCA Shareholders and PSA Shareholders vote in favor of approval of the Merger and the transactions contemplated thereby. See "The Merger—Interests of Certain Persons in the Merger".

There can be no assurance that the Faurecia Distribution will occur promptly following the closing of the Merger, or at all, and until it occurs, the terms of the Faurecia Distribution may change.

Following agreement between PSA and FCA, on October 29, 2020, Peugeot S.A. sold 9,663,000 ordinary shares of Faurecia S.E. ("Faurecia"), representing approximately seven percent of the share capital of Faurecia with proceeds of approximately €308 million. FCA and PSA intend that, promptly following the Effective Time, Stellantis will distribute to the Stellantis Shareholders through a dividend or other form of distribution (including through a reduction of the share capital of Stellantis) (i) its remaining Faurecia ordinary shares, representing approximately 39 percent of the share capital of Faurecia, and (ii) cash equal to the proceeds of the sale of the Faurecia ordinary shares described above ((i) and (ii) collectively, the "Faurecia Distribution"), subject to any corporate approvals required in relation thereto (including the prior approval of the board of directors of Stellantis (the "Stellantis Board") and the Stellantis Shareholders), which will be sought promptly following the Effective Time. The Faurecia Distribution is subject to approval by the Stellantis Board following the closing of the merger, and until the Faurecia Distribution occurs, Stellantis will have discretion to determine and change the terms of the distribution or decide not to proceed with the distribution. In addition, the Stellantis shareholders will be required to approve the Faurecia Distribution, and they may decline to do so. Therefore, there can be no assurance that the Faurecia Distribution will occur promptly following the closing of the Merger, or at all, or on the terms contemplated by the parties. If the Faurecia Distribution is not approved, the Stellantis Shareholders would not benefit from the rights and powers they would have as direct shareholders of Faurecia, such as the rights to dividends declared, the ability to vote at shareholders meeting of Faurecia, or the ability to sell the Faurecia shares. If the Faurecia Distribution is delayed, the Stellantis Shareholders would suffer a delay in benefiting from such rights and powers. For further information on the Faurecia Distribution see "The Combination Agreement and Cross Border Merger Terms―The Combination Agreement and Shareholder Undertakings―Certain Covenants―Faurecia Distribution".

Risks Related to the Ownership of Stellantis Shares

Stellantis's maintenance of three exchange listings may adversely affect liquidity in the market for Stellantis Common Shares and result in pricing differentials of Stellantis Common Shares between the three exchanges.

FCA Common Shares are currently traded on the NYSE and on MTA. PSA Ordinary Shares are currently listed on Euronext Paris. FCA N.V. will apply to list the Stellantis Common Shares on the NYSE and on MTA as required in connection with the Merger. FCA N.V. will also apply for admission to listing and trading of the Stellantis Common Shares on Euronext Paris, subject to approval by the competent authorities. It is not possible to predict how trading will develop on these markets. The tripartite listing of Stellantis Common Shares may adversely affect the liquidity of the shares in one or several markets, which in turn may adversely affect prices as investors are less willing to hold illiquid shares.

Resales of Stellantis Common Shares following the Merger may cause the market value of Stellantis Common Shares to decline.

FCA N.V. expects that it will issue up to 1,545,221,900 FCA Common Shares in connection with the Merger. Several Reference Shareholders of Stellantis will be subject to restrictions on share sales for a three-year period following the Merger, but will be free to sell once those restrictions expire. See "The Combination Agreement and Cross Border Merger Terms". Furthermore, if Dongfeng does not exercise the right to sell 20.7 million PSA Ordinary Shares to PSA by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of Stellantis Common Shares following the Merger) to third parties by December 31, 2022; in addition, Dongfeng is not subject to any resale restriction relating to its Stellantis Common Shares following the Merger. See "The Combination Agreement and Cross Border Merger Terms―The Combination Agreement and Shareholder Undertakings―Shareholders Undertakings―Lock-up". All other Stellantis Shareholders, which will own the majority of Stellantis Common Shares following the Merger, are not subject to any resale restrictions. The resale of such shares in the public market from time to time, particularly on the part of Dongfeng, or on the part of any Reference Shareholder following expiration of the lock-up, or the perception that such resales may occur could have the effect of depressing the market value for Stellantis Common Shares.

The loyalty voting structure to be implemented in connection with the Merger may concentrate voting power in a small number of Stellantis Shareholders and such concentration may increase over time.

Following the Merger, shareholders who hold Stellantis Common Shares for an uninterrupted period of at least three years may elect to receive one Special Voting Share (as defined below) in addition to each Stellantis Common Share held, provided that such Stellantis Common Shares have been registered in the loyalty register of Stellantis (the "Loyalty Register") upon application by the relevant Stellantis Shareholder. If Stellantis Shareholders holding a significant number of Stellantis Common Shares for an uninterrupted period of at least three years elect to receive Special Voting Shares (as defined in "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares―Corporate Offices and Home Member State"), a relatively large proportion of the voting power of Stellantis could be concentrated in a relatively small number of shareholders who would have significant influence over Stellantis. As a result, the ability of other Stellantis Shareholders to influence the decisions of Stellantis would be reduced.

The loyalty voting structure may affect the liquidity of the Stellantis Common Shares and reduce the Stellantis share price.

Stellantis's loyalty voting structure could reduce the liquidity of the Stellantis Common Shares and adversely affect the trading prices of the Stellantis Common Shares. The loyalty voting structure is intended to reward Stellantis Shareholders for maintaining long-term share ownership by granting persons holding shares continuously for at least three years at any time following the effectiveness of the merger the option to elect to receive Special Voting Shares. Special Voting Shares cannot be traded and, immediately prior to the transfer of Stellantis Common Shares from the Loyalty Register, any corresponding Special Voting Shares will be transferred to Stellantis for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base for Stellantis and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining Special Voting Shares. Therefore, the loyalty voting structure may reduce liquidity in Stellantis Common Shares and adversely affect their trading prices, because investors typically require a discount to hold illiquid securities, which may adversely affect such shares' trading price.

The loyalty voting structure may prevent or frustrate attempts by Stellantis Shareholders to change Stellantis's management and hinder efforts to acquire a controlling interest in Stellantis, and the market price of Stellantis Common Shares may be lower as a result.

Stellantis's loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of Stellantis, even if a change of control were considered favorably by shareholders holding a majority of Stellantis Common Shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of Stellantis could be concentrated in a relatively small number of shareholders, which may make it more difficult for third parties to seek to acquire control of Stellantis by purchasing shares that do not benefit from the additional voting power of the Special Voting Shares. The possibility or expectation of a change of control transaction typically leads to higher trading prices and conversely, if that possibility is low, trading prices may be lower. The loyalty voting structure may also prevent or discourage Stellantis Shareholders' initiatives aimed at changing Stellantis's management.

Risks Related to the Combined Group's Business, Strategy and Operations

Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of the Combined Group's products and the provision of its services and adversely impact its business.

Public health crises such as pandemics or similar outbreaks could adversely impact the Combined Group's business. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization ("WHO"), leading to government-imposed quarantines, travel restrictions, "stay-at-home" orders and similar mandates for many individuals to substantially restrict daily activities and for businesses to curtail or cease normal operations. The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, as well as restrictions on business and individual activities, has led to a global economic slowdown and a significant decrease in demand in the global automotive market, which may persist even after certain restrictions related to the COVID-19 outbreak are lifted.

FCA and PSA took a number of steps as a result of the pandemic, in line with advice provided by the WHO and the public health measures imposed in the countries in which they operate. For example, FCA implemented a temporary suspension of production across its facilities: in Asia-Pacific ("APAC"), starting with China on January 23, 2020; in Europe, the Middle East and Africa ("EMEA"), starting with Italy from March 11, 2020; in the United States, Canada, Mexico and the Caribbean Islands ("North America"), phased in progressively from March 18, 2020; and in Latin America ("LATAM"), on March 23, 2020 (for more information on FCA's segments, see "FCA 2019 Annual Report—Notes to the Financial Statements—Note 28 (Segment Reporting). On February 19, 2020 and February 24, 2020, production restarted at FCA's GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively. On April 27, 2020, production restarted at FCA's Sevel joint venture plant in Atessa, Italy. Production restarted in all North American plants by June 1, 2020; in India on May 18, 2020; and in Latin America by May 11, 2020. European production has resumed and a full restart is expected in the third quarter of 2020.

PSA also temporarily suspended operations at its facilities. After closing its production sites in China in mid-January 2020, PSA announced, beginning on March 16, 2020, the successive closure of its European production sites followed by the rest of the world. PSA's production sites in China restarted operations in mid-March 2020, while production sites in Europe and the rest of the world gradually restarted operations beginning on May 4, 2020, with all production facilities having resumed operations by mid-August 2020.

As a result of the restrictions described above, and consumers' reaction to the COVID-19 outbreak in general, showroom traffic at FCA's and PSA's dealers has dropped significantly and many dealers have temporarily ceased operations, thereby reducing the demand for FCA's and PSA's products and leading to dealers purchasing fewer vehicles, parts and accessories. In addition, the COVID-19 outbreak may cause significant disruptions of the supply chains of FCA, PSA and the Combined Group. These disruptions may negatively impact the availability and price at which FCA, PSA or the Combined Group are able to source components and raw materials globally, which could reduce the number of vehicles FCA, PSA or the Combined Group will be able to manufacture and sell. FCA, PSA or the Combined Group may not be able to pass on increases in the price of components and raw materials to their customers, which may adversely impact their results of operations. Furthermore, the COVID-19 pandemic may lead to financial distress for FCA's, PSA's or the Combined Group's suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. The pandemic may also lead to downward pressure on vehicle prices and contribute to an already challenging pricing environment in the automotive industry. In addition, the COVID-19 outbreak has led to higher working capital needs and reduced liquidity or limitations in the supply of credit, which may lead to higher costs of capital for FCA, PSA and the Combined Group. Lastly, COVID-19 has resulted in a sharp increase in unemployment rates compared to pre-COVID-19 levels. FCA and PSA expect that the economic uncertainty and higher unemployment may result in higher defaults in their consumer financing portfolio and prolonged unemployment may negatively impact demand for both new and used vehicles. These and other factors arising from the COVID-19 pandemic have had, and could continue to have a material adverse impact on FCA's, PSA's or the Combined Group's business, financial condition and results of operations.

FCA's and PSA's automotive operations generally realize minimal revenue while their respective plants are shut down, but they continue to incur expenses. The negative cash impact is exacerbated by the fact that, despite not producing vehicles, FCA and PSA have to continue to pay suppliers for components purchased earlier in a high volume environment. In addition, FCA and PSA deferred a significant number of capital expenditure programs, delayed or eliminated non-essential spending, and significantly reduced marketing expenses. These measures could have a material adverse effect on FCA's and PSA's ability to reach, and subsequently, maintain full production levels.

Further, even if restrictions on movement and business operations are eased, FCA, PSA or the Combined Group may still elect to continue the shutdown of some, or all, of its production sites and other facilities, either in the event of an outbreak of COVID-19 among their employees, or as a preventive measure to contain the spread of the virus and protect the health of their workforce and their respective communities. Such restrictions on movement and business operations may be reimposed by governments in response to a recurrence or "multiple waves" of the outbreak.

In addition, government-sponsored liquidity or stimulus programs in response to the COVID-19 pandemic may not be available to FCA's and PSA's customers, suppliers, dealers, or the Combined Group, and if available, the terms may be unattractive or may be insufficient to address the impact of COVID-19.

The extent to which the COVID-19 pandemic will impact the Combined Group's results will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or "multiple waves" of the outbreak. There have been instances where local lockdowns have been re-imposed where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been developed. Recently, in response to a rapid acceleration of infections, the governments of several European countries, including France, Germany, Italy and the United Kingdom, have started re-imposing increasingly stringent measures. In addition, the ultimate impact of the COVID-19 outbreak will also depend on any new information which may emerge concerning the severity of the COVID-19 pandemic, its impact on customers, dealers and suppliers, how quickly normal economic conditions, operations and demand for vehicles can resume, the severity of the current recession, any permanent behavioral changes that the pandemic may cause and any additional actions to contain the spread or mitigate the impact of the outbreak, whether government-mandated or elected by FCA, PSA or the Combined Group. For example, in the event manufacturing operations are again suspended, fully ramping up production schedules to prior levels may take several months, depending, in part, on developments in global demand for vehicles and whether FCA's, PSA's and the Combined Group's suppliers will have resumed normal operations. The future impact of COVID-19 developments will be greater if the regions and markets that are most profitable for FCA and PSA are particularly affected. See "―If the Combined Group's vehicle shipment volumes deteriorate, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market for FCA brands, and shipments of vehicles in the European market for PSA brands, the Combined Group's results of operations and financial condition will suffer.". While the Combined Group has sufficient working capital to meet its present requirements, these disruptions could have a material adverse effect on the Combined Group's business, financial condition and results of operations. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this Prospectus (see for example "—If the Combined Group's vehicle shipment volumes deteriorate, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market for FCA brands, and shipments of vehicles in the European market for PSA brands, the Combined Group's results of operations and financial condition will suffer."), including, but not limited to, the general economic conditions in which the Combined Group will operate, increases in the cost of raw materials and components and disruptions to the Combined Group's supply chain and liquidity.

If the Combined Group's vehicle shipment volumes deteriorate, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. market for FCA brands, and shipments of vehicles in the European market for PSA brands, the Combined Group's results of operations and financial condition will suffer.

As is typical for automotive manufacturers, FCA and PSA have, and the Combined Group will have, significant fixed costs primarily due to their substantial investment in product development, property, plant and equipment and the requirements of collective bargaining agreements and other applicable labor relations regulations. As a result, changes in certain vehicle shipment volumes could have a disproportionately large effect on the Combined Group's profitability. In particular, FCA's profitability would be impacted in the event of lower volumes of pickup trucks and larger SUVs in North America, and PSA's profitability would be impacted in the event of overall lower volumes in Europe.

FCA's profitability in North America, a region which contributed a majority of FCA's profit in each of the last three years, is particularly dependent on demand for pickup trucks and larger SUVs. FCA's pickup trucks and larger SUVs have historically been more profitable than other FCA vehicles and accounted for approximately 71 percent of FCA's total U.S. retail vehicle shipments in 2019. A shift in consumer demand away from these vehicles within the North America region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect the Combined Group's profitability.

FCA's dependence within the North America region on pickup trucks and larger SUVs remained high in 2019 as FCA continued the implementation of its plan to reallocate more production capacity to these vehicle types after it ceased production in the region of compact and mid-size passenger cars in 2016. Dependence on these vehicles is expected to continue for the Combined Group. For additional information on factors affecting FCA's vehicle profitability, see the section entitled "Financial Overview—Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Group—Trends, Uncertainties and Opportunities—Vehicle Profitability" in the FCA 2019 Annual Report (as defined below), incorporated by reference in this Prospectus.

Historically, PSA's operating results have reflected a dependence on European markets, which increased with the purchase of the Opel and Vauxhall brands in August 2017. PSA generated a substantial majority of its profits and approximately 77 and 79 percent of its revenue in the European markets in the six months ended June 30, 2020 and the fiscal year 2019, respectively. In addition, Faurecia generated 49 percent of its revenue in the European markets during each of the six months ended June 30, 2020 and the financial year ended December 31, 2019. Therefore, PSA and Faurecia are particularly exposed to a slowdown or downturn in economic conditions in Europe, as well as enhanced competition in, or a deterioration of, the European vehicle market, that would trigger a decline in vehicle shipments in that market. In addition, PSA's larger vehicles, such as SUVs, tend to be priced higher and be more profitable on a per vehicle basis than smaller vehicles, both across and within vehicle lines. In recent years, the profitability of these models has been supported by strong consumer preference for SUVs, but there is no guarantee that this trend will continue in the future. For additional information on factors affecting PSA's vehicle profitability, see "PSA Operating and Financial Review—Key Factors Affecting Results of Operations—Profitability".

Moreover, the Combined Group is expected to operate with negative working capital as it will generally receive payment for vehicles within a few days of shipment, whereas there will be a lag between the time when parts and materials are received from suppliers and when the Combined Group pays for such parts and materials; therefore, in periods in which vehicle shipments decline materially, the Combined Group may suffer a significant negative impact on cash flow and liquidity as it continues to pay suppliers for components purchased in a high-volume environment during a period in which it will receive lower proceeds from vehicle shipments. If vehicle shipments decline, or if they were to fall short of the Combined Group's assumptions, due to recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, enhanced competition in certain markets, loss of market share, limited access to financing or other factors, such decline or shortfall could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

The Combined Group's businesses may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, and geopolitical volatility as well as other macro developments over which the Combined Group will have little or no control.

With operations worldwide, the Combined Group's business, financial condition and results of operations may be influenced by macroeconomic factors within the various countries in which it will operate, including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, the rate of unemployment, foreign currency controls and changes in exchange rates, as well as geopolitical risks, such as government instability, social unrest, the rise of nationalism and populism and disputes between sovereign states.

The Combined Group will be subject to other risks, such as increases in energy and fuel prices and fluctuations in prices of raw materials, including as a result of tariffs or other protectionist measures, changes to vehicle purchase incentive programs, and contractions in infrastructure spending in the jurisdictions in which the Combined Group will operate. In addition, these factors may also have an adverse effect on the Combined Group's ability to fully utilize its industrial capacity in some of the jurisdictions in which it operates. Unfavorable developments in any one or a combination of these risks (which may vary from country to country) could have a material adverse effect on the Combined Group's business, financial condition and results of operations and on its ability to execute planned strategies. For further discussion of risks related to the automotive industry, see "―Risks Related to the Industry in which the Combined Group Will Operate".

The Combined Group will have operations in a number of emerging markets, including Turkey, China, Brazil, Argentina, India and Russia. The Combined Group will be particularly susceptible to risks relating to local political conditions, import and/or export restrictions (including the imposition of tariffs on raw materials and components it will procure and on the vehicles it will sell), and compliance with local laws and regulations in these markets.

For example, in Brazil, FCA has historically received certain tax benefits and other government grants, which have favorably affected FCA's results of operations. These tax benefits were recently extended through 2025. Expiration of these tax benefits and government grants without their renewal or any change in the amount of such tax benefits or government grants could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

The Combined Group will also be subject to other risks inherent to operating globally. For a discussion of certain tax-related risks related to the group operating globally, see "―Risks Related to Taxation―Stellantis and its subsidiaries will be subject to tax laws and treaties of numerous jurisdictions. Future changes to such laws or treaties could adversely affect Stellantis and its subsidiaries. In addition, the interpretation of these laws and treaties is subject to challenge by the relevant governmental authorities. European developments in data and digital taxation may also negatively affect some of the Combined Group's automated driving and infotainment connected services. Unfavorable developments in any one or a combination of these risk areas (which may vary from country to country) could have a material adverse effect on the Combined Group's business, financial condition and results of operations and on its ability to execute planned strategies.

On June 23, 2016, a majority of voters in a national referendum in the United Kingdom voted in favor of leaving the European Union. The United Kingdom left the European Union on January 31, 2020 ("Brexit") and, pursuant to a negotiated withdrawal agreement, there will be an 11-month transition period, ending on December 31, 2020, during which EU rules will continue to apply in the United Kingdom. During this period, the United Kingdom and the European Union will seek to reach an agreement on their future relationship. An agreement with regard to future trade and cooperation may not be reached prior to the end of the transition period. In addition, such an agreement may result in greater restrictions on imports and exports between the United Kingdom and the European Union (including tariffs of ten percent on vehicles and approximately 3.5 percent on spare parts if no trade agreement is reached), difficulties in the procurement of parts as a result of the reintroduction of customs formalities and additional regulatory complexity as well as further global economic uncertainty, all of which could have a material adverse effect on the Combined Group's business, financial condition and results of operations. Furthermore, Brexit could lead to fluctuations in the exchange rate between the pound sterling and the euro, which could adversely impact the sale of vehicles the Combined Group imports into, or exports from, the United Kingdom. In 2019, PSA sold approximately 395,000 vehicles in the United Kingdom, which represented approximately 11.4 percent of total vehicles sold by PSA during that period.

In recent years, there has been a significant increase in activity and speculation regarding tariffs and other barriers to trade imposed between governments in various regions, in particular the United States and its trading partners, China and the European Union. For example, FCA manufactures a significant percentage of its vehicles outside the United States (particularly in Canada, Mexico and Italy) for import into the United States. FCA also manufactures vehicles in the United States that are exported to China. Tariffs or duties that would impact the Combined Group's products could reduce consumer demand, make the Combined Group's products less profitable or the cost of required raw materials more expensive or delay or limit the Combined Group's access to these raw materials, each of which could have a material adverse effect on the Combined Group's business, financial condition and results of operations. In addition, a continued escalation in tariff or duty activity between the United States and its major trading partners could negatively impact global economic activity, which could in turn reduce demand for the Combined Group's products.

The Combined Group may be unsuccessful in efforts to increase the growth of some of its brands that it believes have global appeal and reach, which could have material adverse effects on the Combined Group's business.

The Combined Group will focus on volume growth and margin expansion strategies, which include the renewal of key products, the launch of white-space products, the implementation of various electrified powertrain applications and partnerships relating to the development of autonomous driving technologies. FCA has experienced challenges in expanding the product range and global sales of certain brands, in particular, Alfa Romeo. As a result, FCA has rationalized its product plans, which resulted in the recognition of impairment charges in the third quarter of 2019. PSA has experienced challenges with respect to the visibility of its brands in China and Russia, which has led to reduced sales for PSA's products in those markets. In addition, PSA may not be successful in positioning its DS brand as a premium brand in light of competition from established premium brands that benefit from favorable reputations and significant marketing budgets.

The Combined Group's strategies will continue to require significant investments in products, powertrains, production facilities, marketing and distribution networks. If the Combined Group is unable to achieve its volume growth and margin expansion goals, it may be unable to earn a sufficient return on these investments, which could have a material adverse effect on the Combined Group's business, financial condition and results of operations. The Combined Group's growth and investment strategy may also be adversely impacted by future potential developments of the COVID-19 pandemic; see "—Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of the Combined Group's products and the provision of its services and adversely impact its business."

The Combined Group's future performance depends on its ability to offer innovative, attractive and fuel efficient products.

The Combined Group's success will depend on, among other things, its ability to develop innovative, high-quality products that are attractive to consumers and provide adequate profitability.

The Combined Group may not be able to effectively compete with other automakers with regard to electrification, autonomous driving, mobility, artificial intelligence and other emerging trends in the industry. In addition, the Combined Group may fail to sufficiently adapt its business model to new forms of mobility, such as car-sharing, car-pooling and connected services. Such changes to mobility may also lead to a decrease in sales, as new forms of mobility gain market acceptance as alternatives to outright vehicle ownership by end users.

In certain cases, the technologies that the Combined Group plans to employ are not yet commercially practical and depend on significant future technological advances by the Combined Group, its partners and suppliers. These advances may not occur in a timely or feasible manner, the Combined Group may not obtain rights to use these technologies and the funds that the Combined Group will have budgeted or expended for these purposes may not be adequate. Further, the Combined Group's competitors and others are pursuing similar and other competing technologies, and they may acquire and implement similar or superior technologies sooner than the Combined Group will or on an exclusive basis or at a significant cost advantage. For the nine months ended September 30, 2020, the combined market share of FCA and PSA in the European battery electric vehicle market (i.e., excluding plug-in hybrid electric vehicles) was approximately 10%. Even where the Combined Group is able to develop competitive technologies, it may not be able to profit from such developments as anticipated. For example, the advent of electric and plug-in hybrid vehicles has fueled highly competitive pricing among automakers in order to win market share, which may significantly and adversely affect profits with respect to the sale of such vehicles. Furthermore, technological capabilities acquired through costly investment may prove short-lived, for example, if hybrid cars were replaced by fully electric cars sooner than expected. In addition, vehicle electrification may negatively affect after-sales revenues as electric vehicles are expected to require fewer repairs.

Further, as a result of the extended product development cycle and inherent difficulty in predicting consumer acceptance, a vehicle that is expected to be attractive may not generate sales in sufficient quantities and at high enough prices to be profitable. It takes several years to design and develop a new vehicle, and a number of factors may lengthen that schedule. For example, if the Combined Group determines that a safety or emissions defect, mechanical defect or non-compliance with regulation exists with respect to a vehicle model prior to retail launch, the launch of such vehicle could be delayed until the Combined Group remedies the defect or non-compliance. Various elements may also contribute to consumers' acceptance of new vehicle designs, including competitors' product introductions, fuel prices, general economic conditions and changes in consumer preferences. In addition, vehicles developed by the Combined Group in order to comply with government regulations, particularly those related to fuel efficiency, greenhouse gas and tailpipe emissions standards, may not be attractive to consumers or may not generate sales in sufficient quantities and at high enough prices to be profitable.

If the Combined Group fails to develop products that contain desirable technologies and are attractive to and accepted by consumers, the residual value of its vehicles could be negatively impacted. In addition, the increasing pace of inclusion of new innovations and technologies in the Combined Group's and its competitors' vehicles could also negatively impact the residual value of its vehicles. A deterioration in residual value could increase the cost that consumers pay to lease the Combined Group's vehicles or increase the amount of subvention payments that the Combined Group makes to support its leasing programs.

The failure to develop and offer innovative, attractive and relevant products on a timely basis could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

The Combined Group's success will largely depend on the ability of its management team to operate and manage effectively and the Combined Group's ability to attract and retain experienced management and employees.

The Combined Group's success will largely depend on the ability of its senior executives and other members of management to effectively manage the Combined Group and individual areas of the business. The Combined Group's management team will be critical to the execution of its direction and the implementation of its strategies. The Combined Group may not be able to replace these individuals with persons of equivalent experience and capabilities. Attracting and retaining qualified and experienced personnel in each of the Combined Group's regions will be critical to its competitive position in the automotive industry. If the Combined Group is unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

Labor laws and collective bargaining agreements with the Combined Group's labor unions could impact its ability to increase the efficiency of its operations, and the Combined Group may be subject to work stoppages in the event it is unable to agree on collective bargaining agreement terms or has other disagreements.

Substantially all of the Combined Group's production employees will be represented by trade unions, covered by collective bargaining agreements or protected by applicable labor relations regulations that may restrict the Combined Group's ability to modify operations and reduce personnel costs quickly in response to changes in market conditions and demand for its products. As of December 31, 2019, approximately 87.3 percent of FCA's employees and 94 percent of PSA's employees were covered by collective bargaining agreements. See the section "PSA —Trade Unions and Collective Bargaining" of this Prospectus and the section "Group Overview–Employees" in the FCA 2019 Annual Report, incorporated by reference in this Prospectus, for a description of these arrangements with regard to each of PSA and FCA. These and other provisions in the Combined Group's collective bargaining agreements may impede its ability to restructure its business successfully in order to compete more effectively, especially with automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on the Combined Group's business, financial condition and results of operations. In addition, the Combined Group may be subject to work stoppages in the event that the Combined Group and its labor unions are unable to agree on collective bargaining agreement terms or have other disagreements. Any such work stoppage could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

If the Combined Group fails to accurately forecast demand for its vehicles, its profitability may be affected.

The Combined Group will take steps to improve efficiency in its manufacturing, supply chain and logistics processes. This includes planning production based on sales forecasts, and in particular producing certain vehicle models with specified features based on forecasted dealer and end customer orders, which is expected to allow the Combined Group to more efficiently and cost effectively manage its supply chain. This practice may result in higher finished goods inventory in certain periods when the Combined Group anticipates increased dealer and end customer orders. Further, while it is expected that the Combined Group's analytical tools should enable it to align production with dealer and end customer orders, if such orders do not meet the Combined Group's forecasts, its profitability on these vehicles may be affected.

The Combined Group's reliance on partnerships in order to offer consumers and dealers financing and leasing services will expose the Combined Group to risks, including that its competitors may be able to offer consumers and dealers financing and leasing services on better terms than the Combined Group's consumers and dealers are able to obtain.

The Combined Group's dealers will enter into wholesale financing arrangements to purchase vehicles from it to hold in inventory and facilitate retail sales, and retail consumers use a variety of finance and lease programs to acquire vehicles. Unlike many of its competitors, the Combined Group will not own and operate a wholly-owned finance company dedicated solely to its mass-market vehicle operations in the United States and the majority of key markets in Europe, Asia and South America. The Combined Group will instead partner with specialized financial services providers through joint ventures and commercial agreements with third parties, including third party financial institutions, in order to provide financing to its dealers and retail consumers including in the United States and key markets in Europe, Asia and South America. The Combined Group's reliance on partnerships in these key markets may increase the risk that its dealers and retail consumers will not have access to sufficient financing on acceptable terms, which may adversely affect its vehicle sales in the future.

Furthermore, many of the Combined Group's prospective competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since the Combined Group's ability to compete will depend on access to appropriate sources of financing for dealers and retail consumers, its reliance on partnerships in those markets could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

Potential capital constraints may impair the financial services providers' ability to provide competitive financing products to the Combined Group's dealers and retail consumers. For example, any financial services provider, including the Combined Group's joint ventures and controlled finance companies, will also face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or consumers of the Combined Group's competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their cost of capital or capital requirements.

To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to the Combined Group's dealers and retail consumers, such dealers and retail consumers may not have sufficient access to financing to purchase or lease vehicles. As a result, the Combined Group's vehicle sales and market share may suffer, which could have a material adverse effect on its business, financial condition and results of operations.

The Combined Group will face risks related to changes in product distribution methods.

The Combined Group will be exposed to risks inherent in certain new methods of distribution, including the digitalization of points of sale and, more broadly, the transformation of its sales network in order to respond to developing trends in the automotive industry such as consumers' shift towards online sales. Currently, less than 1% of sales by FCA and less than 2% by PSA are carried out online. Delays in the digital transformation of distribution methods, both at points of sale and in sales networks, as well as increased costs, whether as a result of the transformation of the Combined Group's sales network or new distribution methods, could impact the Combined Group's ability to effectively compete with other automakers. In addition, the Combined Group's employees may lack the necessary skills or training to implement or utilize such new distribution methods. If there is a delay or failure to implement new distribution methods or such transitions are not successful, there may be a material adverse effect on the Combined Group's business, financial condition and results of operations.

A significant security breach compromising the electronic control systems contained in the Combined Group's vehicles could damage the Combined Group's reputation, disrupt its business and adversely impact its ability to compete.

The Combined Group's vehicles, as well as vehicles manufactured by other original equipment manufacturers ("OEMs"), will contain complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. These electronic control systems, which are increasingly connected to external cloud-based systems, are susceptible to cybercrime, including threats of intentional disruptions, loss of control over the vehicle, loss of functionality or services and theft of personal information. These disruptions are likely to increase in terms of sophistication and frequency as the level of connectivity and autonomy in the Combined Group's vehicles increases. In addition, the Combined Group may have to rely on third parties for connectivity and automation technology and services, including for the collection of its customers' data. These third parties could unlawfully resell or otherwise misuse such information, or suffer data breaches. A significant malfunction, disruption or security breach compromising the electronic control systems contained in the Combined Group's vehicles could damage its reputation, expose it to significant liability and could have a material adverse effect on its business, financial condition and results of operations.

A significant malfunction, disruption or security breach compromising the operation of the Combined Group's information technology systems could damage the Combined Group's reputation, disrupt its business and adversely impact its ability to compete.

The Combined Group's ability to keep its business operating effectively will depend on the functional and efficient operation of its information, data processing and telecommunications systems, including its vehicle design, manufacturing, inventory tracking and billing and payment systems, as well as other central information systems and applications, employee workstations and other IT equipment. In addition, the Combined Group's vehicles will be increasingly connected to external cloud-based systems while its industrial facilities will become more computerized. The Combined Group's systems, and in particular those of the Combined Group's financing activities and joint venture partners following the digitalization of their operations, will be susceptible to cybercrime and will regularly be the target of threats from third parties, which could result in data theft, loss of control of data processed in an external cloud, compromised IT networks and stoppages in operations. A significant or large-scale malfunction or interruption of any one of the Combined Group's computer or data processing systems, including through the exploitation of a weakness in its systems or the systems of the Combined Group's suppliers or service providers, could have a material adverse effect on its ability to manage and keep its manufacturing and other operations running effectively, and may damage its reputation. A malfunction or security breach that results in a wide or sustained disruption to the Combined Group's business could have a material adverse effect on its business, financial condition and results of operations.

In addition to supporting its operations, the Combined Group's systems will collect and store confidential and sensitive data, including information about its business, consumers and employees. As technology continues to evolve, it is expected that the Combined Group will collect and store even more data in the future and that its systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of the Combined Group's value will be derived from its confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, the Combined Group may lose its competitive advantage and its vehicle shipments may suffer. The Combined Group will also collect, retain and use personal information, including data gathered from consumers for product development and marketing purposes, and data obtained from employees. In the event of a breach in security that allows third parties access to this personal information, the Combined Group will be subject to a variety of ever-changing laws on a global basis that could require it to provide notification to the data owners and subject it to lawsuits, fines and other means of regulatory enforcement.

For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the "GDPR") has increased the stringency of European Union data protection requirements and related penalties. Non-compliance with the GDPR can result in fines of the higher of €20 million or four percent of annual worldwide revenue. GDPR has required changes to FCA's and PSA's existing business practices and systems in order to ensure compliance and address concerns of customers and business partners. In addition, the California Consumer Privacy Act of 2018 became effective on January 1, 2020 and provides California residents with new data privacy rights. Several other U.S. states are also considering adopting laws and regulations imposing obligations regarding the handling of personal data. Complying with any new data protection-related regulatory requirements could force the Combined Group to incur substantial expenses or require it to change its business practices in a manner that has a material adverse effect on its business, financial condition and results of operations.

The Combined Group's reputation could also suffer in the event of a data breach, which could cause consumers to purchase their vehicles from its competitors. Ultimately, any significant compromise in the integrity of its data security could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

The Combined Group's reliance on joint arrangements in certain emerging markets may adversely affect the development of its business in those regions.

The Combined Group will operate, or is expected to expand its presence, in emerging markets, such as China and India, through partnerships and joint ventures. For instance, FCA operates the GAC FCA joint venture with Guangzhou Automobiles Group Co., Ltd., which locally produces the Jeep Cherokee, Jeep Renegade, Jeep Compass, Jeep Grand Commander and Jeep Commander plug-in hybrid electric vehicles ("PHEV") primarily for the Chinese market, expanding the portfolio of Jeep SUVs currently available to Chinese consumers. FCA also has a joint operation with TATA Motors Limited for the production of certain of its vehicles, engines and transmissions in India. Similarly, PSA operates a joint venture in China with Dongfeng Motor Group, namely Dongfeng Peugeot Citroën Automobile ("DPCA"), which manufactures vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China, and Dongfeng Peugeot Citroën Automobile Sales Co ("DPCS"), which markets the vehicles produced by DPCA in China.

Although sales of FCA and PSA in the markets where these arrangements exist are currently limited, the ability of the Combined Group to grow in this market is important to its strategy and any issues with these arrangements may adversely affect those growth prospects. The Combined Group's reliance on joint arrangements to enter or expand its presence in emerging markets may expose it to the risk of conflict with its joint arrangement partners and the need to divert management resources to oversee these arrangements. Further, as these arrangements require cooperation with third party partners, these joint arrangements may not be able to make decisions as quickly as the Combined Group would if it were operating on its own or may take actions that are different from what the Combined Group would do on a standalone basis in light of the need to consider its partners' interests. As a result, the Combined Group may be less able to respond timely to changes in market dynamics, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to the Industry in which the Combined Group Will Operate

The automotive industry is highly competitive and cyclical, and the Combined Group may suffer from those factors more than some of its competitors.

Substantially all of the Combined Group's revenues will be generated in the automotive industry, which is highly competitive and cyclical, encompassing the production and distribution of passenger cars, light commercial vehicles and components and systems. The Combined Group will face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America, the Middle East, Africa and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, the introduction of new technologies, response to new regulatory requirements, pricing, fuel economy, reliability, safety, consumer service and financial services offered. Some of the Combined Group's competitors will also be better capitalized than the Combined Group and command larger market shares, which may enable them to compete more effectively in these markets. In addition, the Combined Group will be exposed to the risk of new entrants in the automotive market, which may have technological, marketing and other capabilities, or financial resources, that are superior to those of the Combined Group and of other traditional automobile manufacturers and may disrupt the industry in a way that is detrimental to the Combined Group. For example, the Combined Group will face increased competition from new local market entrants in China, against the backdrop of a softening economy that led to a significant decline in vehicle sales in this market in 2019.

If the Combined Group's competitors are able to successfully integrate with one another and the Combined Group is not able to adapt effectively to increased competition, its competitors' integration could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

In the automotive business, sales to consumers and fleet customers are cyclical and subject to changes in the general condition of the economy, the readiness of consumers and fleet customers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand, particularly related to new technologies (for example, technologies related to compliance with evolving emissions regulations). The automotive industry is characterized by the constant renewal of product offerings through frequent launches of new models and the incorporation of new technologies in those models. A negative trend in the automotive industry or the Combined Group's inability to adapt effectively to external market conditions, coupled with more limited capital than its principal competitors, could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

Intense competition, excess global manufacturing capacity and the proliferation of new products being introduced in key segments is expected to continue to put downward pressure on inflation-adjusted vehicle prices and contribute to a challenging pricing environment in the automotive industry for the foreseeable future. In the event that industry shipments decrease and overcapacity intensifies, the Combined Group's competitors may attempt to make their vehicles more attractive or less expensive to consumers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. Manufacturers in countries that have lower production costs may also choose to export lower-cost automobiles to more established markets. In addition, FCA's, PSA's and the Combined Group's profitability will depend in part on their ability to adjust pricing to reflect increasing technological costs (see "The Combined Group's future performance depends on its ability to offer innovative, attractive and fuel efficient products."). An increase in any of these risks could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could adversely affect the Combined Group's business.

In certain regions, including Europe and North America, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. If interest rates rise, market rates for new vehicle financing will generally be expected to rise as well, which may make the Combined Group's vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that would be less profitable for the Combined Group, adversely affecting its financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire or be able to obtain financing to purchase or lease the Combined Group's vehicles. Furthermore, because purchasers of the Combined Group's vehicles may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, its vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of its competitors. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

The Combined Group will face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in its vehicles.

The Combined Group will use a variety of raw materials in its business, including steel, aluminum, lead, polymers, elastomers, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as electricity and natural gas. Also, as the Combined Group begins to implement various electrified powertrain applications throughout its portfolio, it will also depend on a significant supply of lithium, nickel and cobalt, which are used in lithium-ion batteries. The prices for these raw materials fluctuate, and market conditions can affect the Combined Group's ability to manage its costs. Increased market power of raw material suppliers may contribute to such prices increasing. Additionally, as production of electric vehicles increases, the Combined Group may face shortages of raw materials and lithium cells and be forced to pay higher prices to obtain them. The Combined Group may not be successful in managing its exposure to these risks. Substantial increases in the prices for raw materials would increase the Combined Group's operating costs and could reduce profitability if the increased costs cannot be offset by higher vehicle prices or productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries, particularly those needed in catalytic converters and lithium-ion batteries. From time to time these may be susceptible to supply shortages or disruptions. It is not possible to guarantee that the Combined Group will be able to maintain arrangements with suppliers that assure access to these raw materials at reasonable prices. In addition, the Combined Group's industrial efficiency will depend in part on the optimization of the raw materials and components used in the manufacturing processes. If the Combined Group fails to optimize these processes, it may face increased production costs.

The Combined Group will also be exposed to the risk of price fluctuations and supply disruptions and shortages, including due to supplier disputes, particularly with regard to warranty recovery claims, supplier financial distress, tight credit markets, trade restrictions, tariffs, natural or man-made disasters, epidemics or pandemics of diseases, or production difficulties. Fluctuations in the price of parts and components can adversely affect the Combined Group's costs and profitability, and any such effect may be material. Further, trade restrictions and tariffs may be imposed, leading to increases in the cost of raw materials and delayed or limited access to purchases of raw materials, each of which could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact the Combined Group's ability to achieve its vehicle shipment objectives and profitability and delay commercial launches. The potential impact of an interruption is particularly high in instances where a part or component is sourced exclusively from a single supplier. Long-term interruptions in the supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle shipment objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, could have a material adverse effect on the Combined Group's business, financial condition and results of operations. This risk can increase during periods of economic uncertainty such as the crisis resulting from the outbreak of COVID-19, or as a result of regional economic disruptions such as that experienced in LATAM due to the deterioration in Argentina's economic condition in recent years. With respect to the impact of the current outbreak of COVID-19 on the supply chain of FCA and PSA, see "Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of the Combined Group's products and the provision of its services and adversely impact its business."

The Combined Group will be subject to risks related to natural and industrial disasters, terrorist attacks and climatic or other catastrophic events.

The Combined Group's production facilities will be subject to risks related to natural disasters, such as earthquakes, fires, floods, hurricanes, other climatic phenomena, environmental disasters and other events beyond the Combined Group's control, such as power loss and uncertainties arising out of armed conflicts or terrorist attacks.

Any catastrophic loss or significant damage to any of the Combined Group's facilities would likely disrupt its operations, delay production, and adversely affect its product development schedules, shipments and revenue. For example, in 2011, the earthquake off the coast of Fukushima in Japan disrupted part of PSA's diesel engine production due to a supply shortage at one of its Japanese suppliers.

The occurrence of a major incident at a single manufacturing site could compromise the production and sale of several hundred thousand vehicles. In addition, any such catastrophic loss or significant damage could result in significant expense to repair or replace the facility and could significantly curtail the Combined Group's research and development efforts in the affected area, which could have a material adverse consequence on the Combined Group's business, financial condition and results of operations.

Measures taken, particularly in Europe, to protect against climate change, such as implementing an energy management plan, which sets out steps to reuse lost heat from industrial processes, making plants more compact and reducing logistics-related CO2 emissions, as well as using renewable energy, may also lead to increased capital expenditures.

The Combined Group will be subject to risks associated with exchange rate fluctuations, interest rate changes and credit risk.

The Combined Group will operate in numerous markets worldwide and be exposed to risks stemming from fluctuations in currency and interest rates. The exposure to currency risk will be mainly linked to differences in the geographic distribution of the Combined Group's manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities. Additionally, a significant portion of the Combined Group's operating cash flow will be generated in U.S. Dollars and, although a portion of its debt will be denominated in U.S. Dollars, the majority of its indebtedness will be denominated in euro.

The Combined Group will use various forms of financing to cover funding requirements for its activities. Moreover, liquidity for industrial activities will also be principally invested in variable and fixed rate or short-term financial instruments. FCA's financial services businesses normally operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Banque PSA Finance S.A. ("BPF") also operates a matching policy by using appropriate financial instruments to match interest rates on its loans and related liabilities. Nevertheless, changes in interest rates can affect the Combined Group's net revenues, finance costs and margins.

In addition, although the Combined Group will manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on its business, financial condition and results of operations.

The Combined Group's financial services activities will also be subject to the risk of insolvency of dealers and retail consumers. Despite the Combined Group's efforts to mitigate such risks through the credit approval policies applied to dealers and retail consumers, it may not be able to successfully mitigate such risks.

Risks Related to the Legal and Regulatory Environment in which the Combined Group Will Operate

Current and more stringent future or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, may have a significant effect on how the Combined Group does business and may increase its cost of compliance, result in additional liabilities and negatively affect its operations and results.

As the Combined Group seeks to comply with government regulations, particularly those related to fuel efficiency, vehicle safety and greenhouse gas and tailpipe emissions standards, it will have to devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. Greenhouse gas emissions standards will also apply to the Combined Group's production facilities in several jurisdictions in which it will operate, which may require investments to upgrade facilities and increase operating costs. In addition, a failure to decrease the energy consumption of plants may lead to penalties, each of which may adversely affect the Combined Group's profitability. In addition, the European Union's Green Deal could result in changes to laws and regulations, including requiring, or incentivizing, financial institutions to reduce lending to industries responsible for significant greenhouse gas emissions, which could result in an increase in the cost of European financings for the Combined Group.

The Combined Group's production facilities will also be subject to a broad range of additional requirements governing environmental, health and safety matters, including those relating to registration, use, storage and disposal of hazardous materials and discharges to water and air (including emissions of sulphur oxide, nitrogen oxide, volatile organic compounds and other pollutants). A failure by the Combined Group to comply with such requirements, or additional requirements imposed in the future, may result in substantial penalties, claims and liabilities which could have a material adverse effect on its business, financial condition and results of operations. The Combined Group could also incur substantial cleanup costs and third-party claims as a result of environmental impacts that may be associated with its current or former properties or operations.

Regulatory requirements in relation to CO2 emissions from vehicles, such as the Corporate Average Fuel Efficiency standards in the United States, have been established worldwide and are increasingly stringent. An increasing number of cities globally have also introduced restricted traffic zones, which do not permit entry to vehicles unless they meet strict emissions standards. As a result, consumer demand may shift towards vehicles that are able to meet these standards, which in turn could lead to higher research and development costs and production costs for the Combined Group. A failure by the Combined Group to comply with applicable emissions standards may lead to significant fines, vehicle recalls, the suspension of sales and third-party claims and may adversely affect its reputation. The Combined Group will be particularly exposed to the risk of such penalties, given its prospective sale of light vehicles in markets where regulations on fuel consumption are very stringent, particularly in Europe. In addition, the harmful effects of atmospheric pollutants, including greenhouse gases, on ecosystems and human health have become an area of major public concern and media attention. As a result, the Combined Group may suffer significant adverse reputational consequences, in addition to penalties, in the event of non-compliance with applicable regulations.

The number and scope of regulatory requirements, along with the costs associated with compliance, are expected to increase significantly in the future, particularly with respect to vehicle emissions. These costs could be difficult to pass through to consumers, particularly if consumers are not prepared to pay more for lower-emission vehicles. For a further discussion of the regulations applicable to FCA and PSA, see the section "PSA —Environmental and Other Regulatory Matters" of this Prospectus and "Group Overview—Environmental and Other Regulatory Matters" included in the FCA 2019 Annual Report, incorporated by reference in this Prospectus. For example, EU regulations governing passenger car and LCV fleet average CO2 emissions became significantly more stringent in 2020, imposing material penalties if targets are exceeded. The increased cost of producing lower-emitting vehicles may lead to lower margins and/or lower volumes of vehicles sold. Given the significant portion of the Combined Group's prospective sales in Europe, its vehicles will be particularly exposed to such regulatory changes, as well as other European regulatory developments (including surcharges), which may have a serious impact on the number of cars sold by the Combined Group in this region and therefore on its profitability.

For recent developments to CAFE compliance matters, see "Additional Information—Regulatory Developments".

The U.S. federal government has also challenged the jurisdiction of U.S. states such as California to impose their own environmental regulatory requirements on the vehicles that the Combined Group sells, resulting in uncertainty regarding the applicability of these regulations. Uncertainty regarding these regulations, and the outcome of these proceedings, may increase the Combined Group's costs of compliance. Furthermore, some of the Combined Group's competitors may be capable of responding more swiftly to increased regulatory requirements, or may bear lower compliance costs, thereby strengthening their competitive position compared to the Combined Group; see "The automotive industry is highly competitive and cyclical, and the Combined Group may suffer from those factors more than some of its competitors."

Most of the Combined Group's suppliers will face similar environmental requirements and constraints. A failure by the Combined Group's suppliers to meet applicable environmental laws or regulations may lead to a disruption of the Combined Group's supply chain or an increase in the cost of raw materials and components used in production and could have a material adverse effect on its business, financial condition and results of operations.

The Combined Group will remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect the Combined Group's reputation with consumers.

On January 10, 2019, FCA announced that FCA US LLC ("FCA US") reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency, U.S. Department of Justice, the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which €748 million was accrued during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average $2,800 per vehicle for eligible customers affected by the recall. FCA continues to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against FCA (the "Opt-Out Litigation"). FCA has engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but has reached settlement agreements with less than 100 of these remaining plaintiffs.

In the United States, FCA remains subject to a diesel emissions-related investigation by the U.S. Department of Justice, Criminal Division. In September 2019, the U.S. Department of Justice filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. FCA has continued discussions with the U.S. Department of Justice, Criminal Division to determine whether it can reach an appropriate resolution of the investigation as it relates to FCA, which may involve the payment of penalties and other non-financial sanctions. FCA also remains subject to a number of related private lawsuits. In September 2020, FCA settled the diesel emissions-related investigation with the SEC for an amount that is not material to FCA.

FCA has also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers' vehicles and, when jurisdictionally appropriate, FCA will continue to cooperate with these governmental agencies and authorities.

In Europe, FCA is working with the Italian Ministry of Transport ("MIT") and the Dutch Vehicle Regulator (Rijksdienst voor het Wegverkeer, "RDW"), the authorities that certified FCA diesel vehicles for sale in the European Union, and the U.K. Driver and Vehicle Standards Agency in connection with their review of several of its vehicles.

FCA also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt ("KBA"), regarding emissions test results for its vehicles, and it discussed the KBA-reported test results, its emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission ("EC") rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to the EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.

In December 2019, the MIT notified FCA that the Dutch Ministry of Infrastructure and Water Management ("I&W") had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by FCA. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the public prosecutor, the EC and other Member States. FCA has engaged with the RDW to present its positions and cooperate to reach an appropriate resolution of this matter. FCA has proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. In addition, at the request of the French Consumer Protection Agency, the Juge d'Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws. In July 2020, unannounced inspections took place at several FCA sites in Germany, Italy and the UK at the initiative of the public prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. FCA is cooperating with the investigations. Several FCA companies and FCA's Dutch dealers were recently served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain FCA E5 and E6 diesel vehicles.

In December 2018, the Korean Ministry of Environment ("MOE") announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to FCA. FCA has appealed the MOE's decision. FCA's subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter, with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles and with the MOE in connection with their review of other FCA vehicles.

In April 2016, the French Directorate General for Competition, Consumer Affairs and Fraud Control ("DGCCRF") initiated an investigation regarding emissions from diesel engines, including engines used in PSA vehicles. In February 2017, the French Ministry of Economy issued a press release announcing that the DGCCRF referred the case to the prosecutor's office of Versailles. None of PSA or its employees have been charged with any criminal offence. PSA continues to cooperate with the relevant French judicial authorities and present PSA's position on any concerns raised during this investigation.

PSA is performing recalls of 95,781 Opel vehicles built by Adam Opel GmbH between 2013 and 2016 to update the emissions control system software. After Opel initiated voluntary field campaigns on these vehicles, as agreed with the KBA, the KBA ordered in 2018 that these campaigns be changed into mandatory recalls to update all outstanding vehicles. More than 75 percent of the vehicles have so far received the software update, and specifically in Germany, more than 95 percent. Opel Automobile GmbH also faces a number of related private lawsuits (not class actions) and a related investigation by the Frankfurt public prosecutor in Germany.

The results of the unresolved governmental inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on the Combined Group's business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect the Combined Group's reputation with consumers, which may negatively impact demand for its vehicles and consequently could have a material adverse effect on its business, financial condition and results of operations.

The Combined Group's business operations and reputation may be impacted by various types of claims, lawsuits, and other contingencies.

The Combined Group will be involved in various disputes, claims, lawsuits, investigations and other legal proceedings relating to several matters, including product liability, warranty, vehicle safety, emissions and fuel economy, product performance, asbestos, personal injury, dealers, suppliers and other contractual relationships, alleged violations of law, environment, securities, labor, antitrust, intellectual property, tax and other matters. The Combined Group will estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal proceedings pending against the Combined Group is uncertain, and such proceedings could have a material adverse effect on the Combined Group's financial condition or results of operations. Furthermore, additional facts may come to light or the Combined Group could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on its business, financial condition and results of operations. While the Combined Group will maintain insurance coverage with respect to certain claims, not all claims or potential losses can be covered by insurance, and even if claims could be covered by insurance, the Combined Group may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. For additional information with regard to FCA and PSA see also "FCA 2019 Annual Report—Notes to the Consolidated Financial Statements—Note 20 (Provisions) ", and "FCA 2019 Annual Report—Notes to the Consolidated Financial Statements—Note 25 (Guarantees granted commitments and contingent liabilities)" and "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 17 (Off-Balance Sheet Commitments and Contingent Liabilities)" as incorporated by reference in this Prospectus. Further, publicity regarding such investigations and lawsuits, whether or not they have merit, may adversely affect the Combined Group's reputation and the perception of its vehicles with retail customers, which may adversely affect demand for its vehicles, and have a material adverse effect on its business, financial condition and results of operations.

For example, in November 2019, General Motors LLC and General Motors Company (collectively, "GM") filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V. and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to officials of The International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America, also known as the United Auto Workers ("UAW") that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM in an effort to force a merger between GM and FCA N.V. The court dismissed the lawsuit with prejudice on July 8, 2020 on the basis that the alleged conduct did not constitute a violation of RICO. On August 3, 2020, GM filed a motion requesting that the court amend or alter its judgment, which the court denied. On August 17, 2020, GM provided notice of appeal to the U.S. Court of Appeals for the Sixth Circuit. GM has also filed an action against FCA in Michigan state court, making substantially the same claims as it made in the federal litigation.

In addition, FCA and other Brazilian taxpayers have significant disputes with the Brazilian tax authorities regarding the application of Brazilian tax law. FCA believes that it is more likely than not that there will be no significant impact from these disputes. However, given the current economic conditions and uncertainty in Brazil, new tax laws or more significant changes such as tax reform may be introduced and enacted. Changes to the application of existing tax laws may also occur or the realization of accumulated tax benefits may be limited, delayed or denied. Any of these events could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

For additional risks regarding certain proceedings, see "―The Combined Group will remain subject to ongoing diesel emissions investigations by several governmental agencies and to a number of related private lawsuits, which may lead to further claims, lawsuits and enforcement actions, and result in additional penalties, settlements or damage awards and may also adversely affect the Combined Group's reputation with consumers".

The Combined Group will face risks related to quality and vehicle safety issues, which could lead to product recalls and warranty obligations that may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on the Combined Group's business.

The Combined Group's performance will be, in part, dependent on complying with quality and safety standards, meeting customer expectations and maintaining the Combined Group's reputation for designing, building and selling safe, high-quality vehicles. Given the global nature of the Combined Group's business, these standards and expectations may vary according to the markets in which it will operate. For example, vehicle safety standards imposed by regulations are increasingly stringent. In addition, consumers' focus on vehicle safety may increase further with the advent of autonomous and connected cars. If the Combined Group fails to meet or adhere to required vehicle safety standards, it may face penalties, become subject to other claims or liabilities or be required to recall vehicles.

The automotive industry in general has experienced a sustained increase in recall activity to address performance, compliance or safety-related issues. For example, in November 2019, FCA voluntarily recalled more than 700,000 SUVs worldwide due to problems with an electrical connection that could result in a vehicle stall. FCA's costs related to vehicle recalls have been significant and typically include the cost of replacement parts and labor to remove and replace parts. The Combined Group's costs related to vehicle recalls could increase in the future.

Recall costs substantially depend on the nature of the remedy and the number of vehicles affected and may arise many years after a vehicle's sale. Product recalls may also harm the Combined Group's reputation, force it to halt the sale of certain vehicles and cause consumers to question the safety or reliability of its products. Given the intense regulatory activity across the automotive industry, ongoing compliance costs are expected to remain high. Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect the Combined Group's financial condition and results of operations. Moreover, if the Combined Group faces consumer complaints, or receives information from vehicle rating services that calls into question the safety or reliability of one of its vehicles and the Combined Group does not issue a recall, or if it does not do so on a timely basis, its reputation may also be harmed and it may lose future vehicle sales. The Combined Group will also be obligated under the terms of its warranty agreements to make repairs or replace parts in its vehicles at its expense for a specified period of time. These factors, including any failure rate that exceeds the Combined Group's assumptions, could have a material adverse effect on its business, financial condition and results of operations.

The Combined Group will be subject to laws and regulations, relating to corruption and bribery, as well as stakeholder expectations relating to human rights in the supply chain and a failure by the Combined Group to meet these legislative and stakeholder standards could lead to enforcement actions, penalties or damage awards and may also adversely affect its reputation with consumers.

The Combined Group will be subject to laws and regulations relating to corruption and bribery, including those of the United States, the United Kingdom and France, which have an international reach and which will cover the entirety of the Combined Group's value chain in all countries in which it will operate. The Combined Group will continue to have significant interactions with governments and governmental agencies in the areas of licensing, permits, regulatory compliance and environmental matters among others. A failure by the Combined Group to comply with laws and regulations relating to corruption and bribery may lead to significant penalties and enforcement actions and could also have a long-term impact on the Combined Group's presence in one, or more, of the markets in which such compliance failures have occurred.

In addition, customers of the Combined Group may have expectations relating to the production conditions and origin of the products they will purchase. Therefore, it will be important for the Combined Group to demonstrate transparency across the entire supply chain, which may result in additional costs being incurred. A failure by the Combined Group, or any of its suppliers or subcontractors, to comply with employment or other production standards and expectations may result in adverse consequences to the Combined Group's reputation, disruptions to its supply chain and increased costs as a result of remedial measures needing to be undertaken to meet stakeholder expectations, which could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

The Combined Group may not be able to adequately protect its intellectual property rights, which may harm its business.

The Combined Group's success will depend, in part, on its ability to protect its intellectual property rights. If the Combined Group fails to protect its intellectual property rights, others may be able to compete against the Combined Group using intellectual property that is the same as or similar to its own. In addition, there can be no guarantee that the Combined Group's intellectual property rights will be sufficient to provide it with a competitive advantage against others who offer products similar to its products. For example, another OEM has been producing a vehicle closely resembling one of FCA's Jeep models for sale in the United States. FCA has brought proceedings to stop these practices and, while initial rulings have been in FCA's favor, FCA cannot be certain of the final outcome. More generally, despite the Combined Group's efforts, it may be unable to prevent third parties from infringing its intellectual property and using its technology for their competitive advantage. Although no intellectual property right of the Combined Group is individually material, defense of intellectual property generally is material to the Combined Group and infringements could have a material adverse effect on the Combined Group's business, financial condition and results of operations.

The laws of some countries in which the Combined Group will operate do not offer the same protection of intellectual property rights as do the laws of the United States or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult for the Combined Group to protect its intellectual property from misuse or infringement there. The Combined

Group's inability to protect its intellectual property rights in some countries could have a material adverse effect on its business, financial condition and results of operations.

As an employer with a large workforce, the Combined Group will face risks related to the health and safety of its employees, as well as reputational risk related to diversity, inclusion and equal opportunity.

The Combined Group will employ a significant number of people who are exposed to health and safety risks as a result of their employment. Working conditions can cause stress or discomfort that can impact employees' health and may result in adverse consequences for the Combined Group's productivity. In addition, as an automotive manufacturer, a significant number of the Combined Group's employees will be shift workers in production facilities, involving physical demands which may lead to occupational injury or illness. The use or presence of certain chemicals in production processes may adversely affect the health of the Combined Group's employees or create a safety risk. As a result, the Combined Group could be exposed to liability from claims brought by current or former employees and the Combined Group's reputation, productivity, business, financial condition and results of operations may be affected.

The Combined Group's stakeholders are expected to place increased emphasis on the importance of diversity, inclusion and equal opportunity in the workplace, against a backdrop of developing legal requirements in these areas. The Combined Group may suffer adverse effects on its reputation if it fails to meet its stakeholders' expectations, which could result in an adverse effect on its business, financial condition and results of operations.

Risks Related to the Combined Group's Liquidity and Existing Indebtedness

Limitations on the Combined Group's liquidity and access to funding, as well as its significant outstanding indebtedness, may restrict the Combined Group's financial and operating flexibility and its ability to execute its business strategies, obtain additional funding on competitive terms and improve its financial condition and results of operations.

The Combined Group's performance will depend on, among other things, its ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. The Combined Group's indebtedness may have important consequences on the Combined Group's operations and financial results, including:

●	the Combined Group may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

●
the Combined Group may need to use a portion of its projected future cash flow from operations to pay principal and interest on its indebtedness, which may reduce the amount of funds available to it for other purposes, including product development; and

●	the Combined Group may not be able to adjust rapidly to changing market conditions, which may make it more vulnerable to a downturn in general economic conditions or its business.

The COVID-19 pandemic has put significant pressure on FCA's and PSA's liquidity, leading to an increase in the level of net indebtedness, which could increase the aforementioned risks. During the six months ended June 30, 2020, FCA took several actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion, completing an offering of €3.5 billion of notes under its Medium Term Note Programme, drawing its €6.25 billion syndicated revolving credit facility, and entering into a new €6.3 billion credit facility with Intesa Sanpaolo, Italy's largest banking group. PSA also took several actions during the six months ended June 30, 2020 in order to secure its liquidity and financial position. In April 2020, PSA signed a new €3 billion syndicated line of credit, which was undrawn as of the date of this Prospectus, and in May 2020, PSA issued €1 billion of 2.75 percent notes due 2026 under its European Medium-Term Notes ("EMTN") program. In addition, measures were taken to reduce cash outflows, including: a delaying of a significant number of capital expenditure programs; cutting non-essential spending; and significant reductions to marketing and other discretionary spend. In addition, the Combined Group's liquidity could be adversely affected if its vehicle shipments decline materially, whether as a result of COVID-19 or otherwise. For a discussion of factors impacting FCA's and PSA's liquidity, see the section "Financial Overview—Liquidity and Capital Resources" in the FCA 2019 Annual Report incorporated by reference in this Prospectus and the section "PSA Operating and Financial Review—Liquidity and Capital Resources". In addition, the majority of FCA's credit ratings are below investment grade, while PSA's credit ratings are investment grade, and any deterioration may significantly affect the Combined Group's funding and prospects.

The Combined Group could, therefore, find itself in the position of having to seek additional financing or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on the Combined Group's liquidity, due to a decrease in vehicle shipments, the amount of, or restrictions in, its existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact its ability to execute its business strategies and impair its financial condition and results of operations. In addition, any actual or perceived limitations of the Combined Group's liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with the Combined Group, which could have a material adverse effect on its business, financial condition and results of operations.

The Combined Group may be exposed to shortfalls in its pension plans which may increase the Combined Group's pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect its financial condition and results of operations.

Certain of FCA's defined benefit pension plans are currently underfunded. For example, as of December 31, 2019, FCA's defined benefit pension plans were underfunded by approximately €4.3 billion and may be subject to significant minimum contributions in future years. The Combined Group's pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. FCA's defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. The external funds covering PSA's pension obligations are invested in equity and fixed income securities. Due to the complexity and magnitude of certain investments, additional risks may exist, including the effects of significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly re-balance illiquid and long-term investments.

To determine the appropriate level of funding and contributions to its defined benefit plans, as well as the investment strategy for the plans, the Combined Group will be required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. See "FCA 2019 Annual Report—Notes to the Consolidated Financial Statements—Note 2 (Basis of preparation—Significant accounting policies—Employee benefits)" as incorporated by reference in this Prospectus and "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 7 (Employee Benefits Expense)" as incorporated by reference in this Prospectus.

Any reduction in the discount rate or the value of plan assets, or any increase in the present value of obligations, may increase the Combined Group's pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect its financial condition and results of operations. If FCA, and after the closing, the Combined Group fails to make required minimum funding contributions to FCA's U.S. pension plans, it could be subject to reportable event disclosure to the U.S. Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency.

Risks Related to Taxation

The French tax authorities may not grant or may deny or revoke in whole or in part the benefit of the rulings confirming the neutral tax treatment of the Merger for PSA and the PSA Shareholders and the transfer of tax losses carried forward of the existing PSA French tax consolidated group.

Several tax ruling requests have been filed with the French tax authorities regarding certain tax consequences of the Merger, which have not been granted yet.

In particular, a confirmation from the French tax authorities has been requested (i) that the Merger will fulfill the conditions to benefit from the favorable corporate income tax regime set forth in Article 210 A of the French Tax Code (which mainly provides for a deferral of taxation of the capital gains realized by PSA as a result of the transfer of all its assets and liabilities pursuant to the Merger) and (ii) that the French tax deferral regimes available to PSA Shareholders will be applicable. In addition, as required by law, a tax ruling request has also been filed with the French tax authorities in order to allow for the transfer of a large majority of the French tax losses carried forward of the existing PSA French tax consolidated group to the French permanent establishment of Stellantis and for the carry-forward of French tax losses transferred to the French permanent establishment of Stellantis against future profits of the French permanent establishment of Stellantis and certain companies of the existing PSA French tax consolidated group pursuant to Articles 223 I-6 and 1649 nonies of the French Tax Code.

Such tax regimes and tax rulings are subject to certain conditions being met and may be based on certain declarations, representations and undertakings of PSA and FCA towards the French tax authorities.

If the French tax authorities consider that the applicable conditions are not fulfilled, the French tax authorities could deny the benefit of such regimes and therefore refuse to grant the requested tax rulings. They could also revoke in the future the rulings that have been granted if the relevant declarations, representations and undertakings, as the case may be, were not correct or complied with.

A decision by the French tax authorities to refuse to grant the tax rulings or to revoke them in the future would likely result in significant adverse tax consequences to Stellantis that could have a significant effect on the Combined Group's results of operations or financial position and to the PSA Shareholders (resulting, as the case may be, in tax consequences that differ from those described in the section entitled "Material Tax Considerations"). If the requested tax rulings are denied, the main adverse tax consequences would be that (i) the Merger would trigger the taxation in France of all unrealized capital gains at the level of PSA; (ii) the Merger would trigger the taxation in France of the capital gains derived by certain PSA Shareholders upon the exchange of their PSA Ordinary Shares for Stellantis Common Shares; and (iii) the tax losses carried forward currently available at the level of PSA would be forfeited.

It is intended that Stellantis will operate so as to be treated exclusively as a resident of the Netherlands for tax purposes after the transfer of its tax residency to the Netherlands, but the tax authorities of other jurisdictions may treat it as also being a resident of another jurisdiction for tax purposes.

It is intended that Stellantis, which is incorporated in the Netherlands, will have its residency for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) exclusively in the Netherlands with effect from 01.00 Central European Time on the day immediately following the day of the Effective Time, unless a later time or date is mutually agreed upon in writing by FCA N.V. and Peugeot S.A. ("Governance Effective Time") (or such other date as FCA N.V. and Peugeot S.A. may agree sufficiently in advance of the closing of the Merger) and hold permanent establishments in France and in Italy.

Since Stellantis is incorporated under Dutch law, it is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes. In addition, it is intended that, with effect from the Governance Effective Time (or such other date as FCA N.V. and Peugeot S.A. may agree), Stellantis will set up and maintain its management and organizational structure in such a manner that it should not be regarded as a tax resident of any other jurisdiction (and in particular of France or Italy) either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with the Netherlands) and should be deemed resident only in the Netherlands, including for the purposes of the tax treaty dated March 16, 1973 (as amended) concluded between France and the Netherlands (the "France-Netherlands Tax Treaty") and the tax treaty dated May 8, 1990 (as amended) concluded between Italy and the Netherlands.

However, the determination of Stellantis's tax residency primarily depends upon Stellantis's place of effective management, which is a question of fact based on all circumstances. Because the determination of Stellantis's residency is highly fact sensitive, no assurance can be given regarding the final determination of Stellantis's tax residency.

If Stellantis were concurrently resident in the Netherlands and in another jurisdiction (applying the tax residency rules of that jurisdiction), it may be treated as being tax resident in both jurisdictions, unless such other jurisdiction has a double tax treaty with the Netherlands that includes either (i) a tie-breaker provision which allocates exclusive residence to one jurisdiction only or (ii) a rule providing that the residency needs to be determined based on a mutual agreement procedure and the jurisdictions involved agree (or, as the case may be, are compelled to agree through arbitration) that Stellantis is resident in one jurisdiction exclusively for treaty purposes. In the latter case, if no agreement is reached in respect of the determination of the residency, the treaty may not apply and Stellantis could be treated as being tax resident in both jurisdictions.

A failure to achieve or maintain exclusive tax residency in the Netherlands could result in significant adverse tax consequences to Stellantis, its subsidiaries, Stellantis Shareholders and holders of Special Voting Shares and could result in tax consequences for the Stellantis Shareholders and holders of Special Voting Shares that differ from those described in the section entitled "Material Tax Considerations". The impact of this risk would differ based on the views taken by each relevant tax authority and, in respect of the taxation of Stellantis Shareholders and holders of Special Voting Shares, on the specific situation of each Stellantis Shareholder or each holder of Special Voting Shares.

Stellantis may not qualify for benefits under the tax treaties entered into between the Netherlands and other countries.

It is intended that, with effect from the Governance Effective Time (or such other date as FCA N.V. and Peugeot S.A. may agree sufficiently in advance of the closing of the Merger), Stellantis will operate in a manner such that it will be eligible for benefits under the tax treaties entered into between the Netherlands and other countries, notably France, Italy and the United States. However, the ability of Stellantis to qualify for such benefits will depend upon (i) Stellantis being treated as a Dutch tax resident for purposes of the relevant tax treaty, (ii) the fulfillment of the requirements contained in each applicable treaty as modified by the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (including, but not limited to, any principal purpose test clause) and applicable domestic laws, (iii) the facts and circumstances surrounding Stellantis's operations and management and (iv) the interpretation of the relevant tax authorities and courts.

The failure by Stellantis to qualify for benefits under the tax treaties entered into between the Netherlands and other countries could result in significant adverse tax consequences to Stellantis, its subsidiaries, Stellantis Shareholders and holders of Special Voting Shares and could result in tax consequences for Stellantis Shareholders and holders of Special Voting Shares that differ from those described in the section entitled "Material Tax Considerations".

The tax consequences of the Loyalty Voting Structure are uncertain.

No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of Special Voting Shares should be treated for French, Italian, U.K., or U.S. tax purposes, and as a result, the tax consequences in those jurisdictions are uncertain.

In addition, the fair market value of the Special Voting Shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the Special Voting Shares are not transferrable and a shareholder will receive amounts in respect of the Special Voting Shares only if Stellantis is liquidated, FCA and PSA believe and intend to take the position that the value of each Special Voting Share is minimal. However, the relevant tax authorities could assert that the value of the Special Voting Shares as determined by Stellantis is incorrect, which could result in significant adverse tax consequences to shareholders holding Special Voting Shares.

The tax treatment of the Loyalty Voting Structure is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Special Voting Shares. See "Material Tax Considerations" for further discussion.

There can be no assurances that existing U.S. PSA Shareholders will not be required to recognize a gain or loss for U.S. federal income tax purposes upon the exchange of PSA Ordinary Shares for Stellantis Common Shares in the Merger.

Although it is intended that, for U.S. federal income tax purposes, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), there can be no assurances that the Merger will so qualify. The completion of the Merger, moreover, is not conditioned on the Merger qualifying as a "reorganization" within the meaning of Section 368(a) or upon the receipt of an opinion of counsel to that effect. In addition, neither PSA nor FCA intends to request a ruling from the U.S. Internal Revenue Service ("IRS") regarding the United States federal income tax consequences of the Merger. Accordingly, even if PSA and FCA conclude that the Merger qualifies as a "reorganization" within the meaning of Section 368(a), no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

If the Merger does not qualify as a "reorganization" within the meaning of Section 368(a) of the Code, existing U.S. shareholders will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of PSA Ordinary Shares for Stellantis Common Shares in the Merger. See the section entitled "Material Tax Considerations―Material U.S. Federal Income Tax Considerations―U.S. Federal Income Tax Consequences of the Merger" for further discussion of the U.S. federal income tax consequences of the Merger.

There may be potential Passive Foreign Investment Company tax considerations for U.S. Shareholders.

Stellantis would be a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes with respect to a U.S. shareholder (as defined in "Material Tax Considerations—Material U.S. Federal Income Tax Considerations") if for any taxable year in which such U.S. shareholder held Stellantis Common Shares, after the application of applicable "look-through rules" (i) 75% or more of Stellantis's gross income for the taxable year consists of "passive income" (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50% of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of "passive income". U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In particular, if Stellantis were treated as a PFIC for U.S. federal income tax purposes for any taxable year during which a U.S. shareholder owned the Stellantis Common Shares, then any gain realized by the U.S. shareholder on the sale or other disposition of the Stellantis Common Shares would in general not be treated as capital gain. Instead, a U.S. shareholder would be treated as if it had realized such gain ratably over its holding period for the Stellantis Common Shares. Amounts allocated to the year of disposition and to years before Stellantis became a PFIC would be taxed as ordinary income and amounts allocated to each other taxable year would be taxed at the highest tax rate applicable to individuals or corporations, as appropriate, in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Similar treatment may apply to certain "excess distributions" as defined in the Code. In addition, if PSA was or had been in the past a PFIC, the exchange of PSA Ordinary Shares for Stellantis Common Shares could be taxable to U.S. shareholders.

While FCA and PSA believe that Stellantis Common Shares are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is a factual determination made annually and thus may be subject to change. Moreover, Stellantis may become a PFIC in future taxable years if there were to be changes in Stellantis's assets, income or operations. In addition, because the determination of whether a foreign corporation is a PFIC is primarily factual and because there is little administrative or judicial authority on which to rely to make a determination, the IRS may take the position that Stellantis is a PFIC. See "Material Tax Considerations―Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of Owning Stellantis Common Shares―PFIC Considerations" for a further discussion.

The IRS may not agree with the determination that Stellantis should not be treated as a domestic corporation for U.S. federal income tax purposes, and adverse tax consequences could result to Stellantis and Stellantis Shareholders if the IRS were to successfully challenge such determination.

Section 7874 of the Code provides that, under certain circumstances, a non-U.S. corporation will be treated as a U.S. "domestic" corporation for U.S. federal income tax purposes. In particular, certain mergers of foreign corporations with U.S. subsidiaries can, in certain circumstances, implicate these rules.

FCA N.V. and Peugeot S.A. do not believe that Stellantis should be treated as a U.S. "domestic" corporation for U.S. federal income tax purposes. However, the relevant law is not entirely clear, is subject to detailed but relatively new regulations (the application of which is uncertain in various respects, and whose interaction with general principles of U.S. tax law remains untested) and is subject to various other uncertainties. Therefore, the IRS could assert that Stellantis should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Code Section 7874. In addition, changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, could affect Stellantis's status as a foreign corporation. Such changes could potentially have retroactive effect. If the IRS successfully challenged Stellantis's status as a foreign corporation, significant adverse tax consequences would result for Stellantis and for certain of the Stellantis Shareholders. For example, if Stellantis were treated as a domestic corporation in the U.S., Stellantis would be subject to U.S. federal income tax on its worldwide income as if it were a U.S. domestic corporation, and dividends Stellantis pays to non-U.S. shareholders would generally be subject to U.S. federal withholding tax, among other adverse tax consequences. If Stellantis were treated as a U.S. domestic corporation, such treatment could materially increase Stellantis's U.S. federal income tax liability.

The closing of the Merger is not conditioned on Stellantis not being treated as a domestic corporation for U.S. federal income tax purposes or upon a receipt of an opinion of counsel to that effect. In addition, neither FCA nor PSA intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, while FCA and PSA do not believe that Stellantis will be treated as a domestic corporation, no assurance can be given that the IRS will agree, or that if it challenges such treatment, it will not succeed.

The existence of a permanent establishment in France for Stellantis is a question of fact based on all the circumstances.

It is intended that Stellantis will maintain a permanent establishment in France to which the assets and liabilities of PSA will be allocated for French tax purposes. However, no assurance can be given regarding the existence of a permanent establishment in France and the allocation of each asset and liability to such permanent establishment because such determination is highly fact sensitive and may vary in case of future changes in the Combined Group's management and organizational structure.

The failure by Stellantis to maintain a permanent establishment in France and to allocate assets and liabilities to such permanent establishment could result in significant adverse tax consequences to Stellantis and its subsidiaries. If, at the time of the Merger, Stellantis were to fail to maintain a permanent establishment in France or to allocate any of PSA's assets and liabilities to such establishment, the main adverse tax consequences would be that (i) the Merger would trigger the taxation in France of all unrealized capital gains at the level of PSA and (ii) the tax losses carried forward currently available at the level of PSA would be forfeited. In the future, if Stellantis were to fail to maintain a permanent establishment in France, the main adverse tax consequences would be that (i) all unrealized capital gains at the level of the permanent establishment at that time would be taxed and (ii) the tax losses carried forward that may still be available at that time would be forfeited. In addition, if, in the future, any of PSA's assets and liabilities cease to be allocated to such establishment, this may result in (i) Stellantis being taxed in France on unrealized capital gains or profits with respect to the assets and liabilities deemed transferred outside of France and (ii) a portion of the tax losses carried forward that may still be available at the time being forfeited.

Stellantis and its subsidiaries will be subject to tax laws and treaties of numerous jurisdictions. Future changes to such laws or treaties could adversely affect Stellantis and its subsidiaries and Stellantis Shareholders and holders of Special Voting Shares. In addition, the interpretation of these laws and treaties is subject to challenge by the relevant governmental authorities.

Stellantis and its subsidiaries will be subject to tax laws, regulations and treaties in the Netherlands, France, Italy, the United States and the numerous other jurisdictions in which Stellantis and its affiliates will operate. These laws, regulations and treaties could change on a prospective or retroactive basis, and any such change could adversely affect Stellantis and its subsidiaries and Stellantis Shareholders and holders of Special Voting Shares.

Furthermore, these laws, regulations and treaties are inherently complex and Stellantis and its subsidiaries will be obligated to make judgments and interpretations about the application of these laws, regulations and treaties to Stellantis and its subsidiaries and their operations and businesses. The interpretation and application of these laws, regulations and treaties could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

IMPORTANT INFORMATION

General

As part of the Merger, new FCA Common Shares will be issued to PSA Shareholders, which will need to be admitted to trading on the MTA. In addition, FCA N.V. will also apply for listing and admission to trading of all FCA Common Shares on Euronext Paris, on which the PSA Ordinary Shares are currently listed (together referred to as the Listing). This Prospectus does not constitute an offer of securities by, or on behalf of, FCA N.V. or anyone else, and has been prepared in connection with the Listing.

The content of this Prospectus is not to be considered or interpreted as legal, financial or tax advice. It should not be considered as a recommendation by any of FCA N.V., Peugeot S.A., the members of the board of directors of FCA N.V. (the "FCA Board"), the members of the management board of Peugeot S.A. (the "PSA Management Board"), the members of the supervisory board of Peugeot S.A. (the "PSA Supervisory Board") or any of their respective representatives that any recipient of this Prospectus should subscribe for or acquire any Stellantis Common Shares. Prior to making any decision whether to acquire Stellantis Common Shares, prospective investors should read this Prospectus. Investors should ensure that they read the whole of this Prospectus and not just rely on key information or information summarized within it. Each prospective investor should consult his or her own stockbroker, bank manager, lawyer, auditor or other financial, legal or tax advisers before making any investment decision with regard to the Stellantis Common Shares, to among other things consider such investment decision in light of his or her personal circumstances. In making an investment decision, prospective investors must rely on their own examination and analysis of FCA, PSA and the Combined Group and the Stellantis Common Shares, including the merits and risks involved.

FCA N.V. does not undertake to update this Prospectus, unless required pursuant to article 23 of the Prospectus Regulation, and therefore potential investors should not assume that the information in this Prospectus is accurate as of any date other than the Latest Practicable Date or the date of this Prospectus, as applicable. No person is or has been authorized to give any information or to make any representation in connection with the Listing, other than as contained in this Prospectus, and, if given or made, any other such information or representations must not be relied upon as having been authorized by FCA N.V., Peugeot S.A., the members of the FCA Board, the members of the PSA Management Board, the members of the PSA Supervisory Board or any of their respective affiliates or representatives. The delivery of this Prospectus at any time after the date hereof will not, under any circumstances, create any implication that there has been no change in FCA's or PSA's affairs since the date hereof or that the information set forth in this Prospectus is correct as of any time since its date.

No representation or warranty, express or implied, is made or given by Société Générale, the listing agent with respect to the listing and admission to trading of the FCA Common Shares on Euronext Paris (the "Listing Agent") or any of its affiliates or any of its respective directors, officers or employees or any other person, as to the accuracy, completeness or fairness of the information or opinions contained in this Prospectus, or incorporated by reference herein, and nothing in this Prospectus, or incorporated by reference herein, is, or shall be relied upon as, a promise or representation by the Listing Agent or any of its respective affiliates or representatives as to the past or future. The Listing Agent accepts no responsibility whatsoever for the contents of this Prospectus or for any other statements made or purported to be made by either itself or on its behalf in connection with the Company, the Listing or the Stellantis Common Shares. Accordingly, the Listing Agent disclaims, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort or contract or which they might otherwise be found to have in respect of this Prospectus and/or any such statement.

The distribution of this Prospectus may, in certain jurisdictions, be restricted by law, and this Prospectus may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in. FCA N.V. requires persons into whose possession this Prospectus comes to inform themselves of and observe all such restrictions. None of FCA N.V. or Peugeot S.A. or any of their respective affiliates or representatives accepts any legal responsibility for any violation by any person of any such restrictions.

Responsibility Statement

FCA N.V. accepts responsibility for the information contained in this Prospectus. To the best of FCA N.V.'s knowledge, the information contained in this Prospectus is in accordance with the facts and this Prospectus makes no omission likely to affect its import. In addition, Peugeot S.A. accepts responsibility for the information contained in the following sections of this Prospectus: "The Merger—PSA's Reasons for the Merger", "The Merger—Approval of the Merger by the Supervisory Board of PSA", "The PSA Shareholder Meeting", "Capitalization and Indebtedness" only with respect to the information contained in the column "PSA–Actual", "PSA ", "PSA Operating and Financial Review", "Major Shareholders of FCA and PSA and Related Party Transactions—Major Shareholders of Peugeot S.A.", "Major Shareholders of FCA and PSA and Related Party Transactions—Related Party Transactions—PSA", "Unaudited Pro Forma Condensed Combined Financial Information, only with respect to the column "PSA Historical Condensed" and the column "Faurecia Distribution", "Additional Information—Material Investments—PSA", "Additional Information—Material Contracts—PSA", "Additional Information—No Significant Change—PSA", "Additional Information—Legal and Arbitration Proceedings—PSA" "Additional Information―Material Contracts―No significant change in number of employees—PSA", as well as for the PSA Consolidated Financial Statements (as defined below), the PSA 2020 Semi-Annual Financial Information (as defined below) and the PSA Q3 2020 Revenue Update (as defined below), and any information in the summary of this Prospectus which is derived from any of these sections. To the best of Peugeot S.A.'s knowledge, the information contained in these sections of this Prospectus is in accordance with the facts and makes no omission likely to affect its import.

Presentation of Financial and Other Information

IFRS information

FCA

This Prospectus incorporates by reference the audited consolidated financial statements (including the notes thereto) of FCA as at December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017, contained in FCA N.V.'s annual report for the year ended December 31, 2019 (the "FCA 2019 Annual Report "), FCA N.V.'s annual report for the year ended December 31, 2018 (the "FCA 2018 Annual Report ") and FCA N.V.'s annual report for the year ended December 31, 2017 (the "FCA 2017 Annual Report"), respectively, which have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), as well as IFRS as adopted by the European Union and in accordance with Title 9 of Book 2 of the Dutch Civil Code. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The audited consolidated financial statements of FCA together with the notes thereto are referred to as the "FCA Consolidated Financial Statements". The FCA Consolidated Financial Statements should be read in conjunction with the auditor's report thereon. The FCA Consolidated Financial Statements have been audited by Ernst & Young Accountants LLP, independent auditors.

This Prospectus also incorporates by reference the semi-annual condensed consolidated financial statements and notes thereto of FCA as of and for the three- and six-months ended June 30, 2020 ("FCA 2020 Semi-Annual Financial Information"), included in FCA's semi-annual report as of and for the three- and six months ended June 30, 2020 (the "FCA 2020 Semi-Annual Report") and as of and for the three- and nine-months ended September 30, 2020 ("FCA Q3 2020 Financial Information", together the "FCA Interim Financial Information"), included in FCA's interim report as of and for the three- and nine months ended September 30, 2020 (the "FCA Q3 2020 Interim Report"). The FCA Interim Financial Information has been prepared in accordance with International Accounting Standard ("IAS") 34. The FCA Interim Financial Information has not been audited or reviewed.

PSA

This Prospectus also incorporates by reference the audited consolidated financial statements of PSA as of and for the financial years ended December 31, 2019, 2018 and 2017 and the free translation of the associated audit reports, contained in the English version of the 2019 Document d'enregistrement universel of PSA which was filed with the AMF under number D.20-0327 on April 21, 2020 ("PSA 2019 Universal Registration Document"), the English version of the 2018 Document de Référence of PSA which was filed with the AMF under number D. 19-0201 on March 26, 2019 ("PSA 2018 Registration Document") and the English version of the 2017 Document de Référence of PSA which was filed with the AMF under number D. 18-0196 on March 28, 2018 ("PSA 2017 Registration Document"), respectively. The audited consolidated financial statements of PSA as of and for the financial years ended December 31, 2018 and 2017 have been prepared in accordance with IFRS as adopted by the European Union. The audited consolidated financial statements of PSA as of and for the financial year ended December 31, 2019 have been prepared in accordance with IFRS as adopted by the European Union and in accordance with IFRS as issued by the IASB. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The audited consolidated financial statements of PSA and the notes to the audited consolidated financial statements of PSA are collectively referred to as the "PSA Consolidated Financial Statements". The PSA Consolidated Financial Statements should be read in conjunction with the accompanying notes thereto and the free English translation of the auditor's report thereon. The PSA Consolidated Financial Statements have been audited by Ernst & Young et Autres and Mazars, independent auditors.

The independent auditors' report to the 2018 consolidated financial statements of PSA includes the following emphasis of matter: "We draw attention to Note 1.2 to the consolidated financial statements, which describes the impact of the first-time application of standards of IFRS 15 "Revenue from contracts with customers" and IFRS 9 "Financial instruments". Our opinion is not modified in respect of this matter."

The independent auditors' report to the 2019 consolidated financial statements of PSA includes the following emphasis of matter: "We draw attention to Notes 2.2 and 2.3 to the consolidated financial statements, which describe the impacts of first-time application of IFRS 16 "Leases". Our opinion is not modified in respect of this matter."

This Prospectus also incorporates by reference the English version of the interim consolidated financial statements of PSA as of and for the six-months ended June 30, 2020 ("PSA 2020 Semi-Annual Financial Information"), which has been reviewed in accordance with ISA (ISRE 2410) and of the unaudited and un-reviewed revenue update as of and for the three- and nine-month period ended September 30, 2020 as set forth in the English version of the press release issued by PSA on October 28, 2020 ("PSA Q3 2020 Revenue Update"). The PSA 2020 Semi-Annual Financial Information should be read in conjunction with the accompanying notes thereto. The PSA 2020 Semi-Annual Financial Information has been prepared in accordance with IAS 34. The PSA 2020 Semi-Annual Financial Information and the PSA Q3 2020 Revenue Update have not been audited.

Non-IFRS financial measures

Certain parts of this Prospectus contain non-IFRS financial measures and ratios, which are not recognized measures of financial performance or liquidity under IFRS.

The non-IFRS financial measures presented are not measures of financial performance under IFRS, but measures used by management to monitor the underlying performance of FCA's and PSA's business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of FCA's or PSA's historical operating results, nor are such measures meant to be predictive of FCA's, PSA's or the Combined Group's future results. These non-IFRS measures are presented in this Prospectus because management considers them an important supplemental measure of FCA's and PSA's performance and believes that they and similar measures are widely used in the industry in which FCA and PSA operate as a means of evaluating a company's operating performance and liquidity.

However, not all companies calculate non-IFRS financial measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this Prospectus and they should not be considered as a substitute for operating profit, profit for the year, cash flow or other financial measures computed in accordance with IFRS.

The presentation of the non-IFRS measures in this Prospectus should not be construed as an implication that FCA's, PSA's or the Combined Group's future results will be unaffected by exceptional or non-recurring items.

FCA

FCA believes that the following non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the overall ability to assess its financial performance. They provide FCA with comparable measures which facilitate management's ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which FCA operates, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with IFRS as issued by the IASB as well as IFRS adopted by the European Union. The purpose of the non-IFRS financial measures outlined below is primarily to provide investors with relevant and useful information on FCA's financial performance.

FCA's non-IFRS financial measures are defined as follows:

●
Adjusted EBIT: excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).

Adjusted EBIT is used for internal reporting to assess performance and as part of FCA's forecasting, budgeting and decision making processes as it provides additional transparency to FCA's core operations. FCA believes this non-GAAP measure is useful because it excludes items that FCA does not believe are indicative of its ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among FCA's segments. FCA also believes that Adjusted EBIT is useful for analysts and investors to understand how management assesses its ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2019-2021 equity incentive plan for FCA's CEO and other eligible employees, including members of its Group Executive Council.

●
Adjusted net profit: is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.

FCA believes this non-GAAP measure is useful because it also excludes items that FCA does not believe are indicative of its ongoing operating performance and provides investors with a more meaningful comparison of FCA's ongoing operating performance. FCA also believes that Adjusted net profit is useful for analysts and investors to understand how management assesses its ongoing operating performance on a consistent basis. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus for FCA's CEO and other eligible employees, including members of its Group Executive Council.

●	Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit.

FCA believes this non-GAAP measure is useful because it also excludes items that FCA does not believe are indicative of its ongoing operating performance and provides investors with a more meaningful comparison of FCA's ongoing quality of earnings. Its purpose is to provide investors relevant and useful information in this respect.

●
Industrial free cash flows: is FCA's key cash flow metric, and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of FCA's control.

FCA believes this non-GAAP measure is useful because it provides investors with relevant information on how management assesses and measures its cash flows from ongoing operating activities and as such is FCA's key cash flow metric. Its purpose is to provide both management and investors relevant and useful information about FCA's cash generation capacity and performance.

●	Constant Currency Information: the discussion of FCA's results includes information about the results at CER, which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated.

Although FCA does not believe that this non-GAAP measure is a substitute for GAAP measures, FCA believes that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in its business on a local currency basis. The purpose of this non-GAAP measure is to provide such useful formation to investors.

For a further description of these measures, see the section Non-GAAP Financial Measures and for the tables presenting the non-IFRS financial measures of FCA and a reconciliation of the non-IFRS measures to the mostly directly comparable measures, see the section "Financial Overview", both of which are in the FCA 2019 Annual Report incorporated by reference in this Prospectus.

In the FCA 2018 Annual Report, FCA reported on the non-IFRS financial measures Net cash(debt) and Net Industrial Cash (debt). FCA discontinued reporting on these measures after 2018. Historically, due to FCA's leveraged position, FCA used Net industrial cash/(debt) as a key metric to focus FCA's team on the fundamental task of de-leveraging the balance sheet. As FCA's balance sheet de-leveraging was substantially completed in 2018, FCA has substituted this key metric with a cash flow metric going forward, specifically Industrial free cash flows.

PSA's non-IFRS financial measures are defined as follows:

●
Adjusted operating income (loss): Operating income excluding certain adjustments comprising restructuring costs, impairment of cash-generating units (CGUs) and other operating income (expense), which are considered rare or discrete events and are infrequent in nature.

●	Capital expenditure: the sum of (i) investments in property, plant and equipment and (ii) investments in intangible assets.

For a table presenting the non-IFRS financial measure Adjusted operating income (loss) of PSA and a reconciliation of Adjusted operating income (loss) to the most directly comparable measure, see "PSA Operating and Financial Review—Adjusted operating income (loss)—Reconciliation".

For a table presenting the non-IFRS financial measure capital expenditure of PSA and a reconciliation of capital expenditure to the most directly comparable measure, see "PSA Operating and Financial Review—Capital expenditure—Reconciliation".

Pro forma financial information

In this Prospectus, any reference to "pro forma" financial information is to information which has been extracted without material adjustment from the unaudited financial information contained in the section of this Prospectus entitled "Unaudited Pro Forma Condensed Combined Financial Information". The Unaudited Pro Forma Condensed Combined Financial Information (as defined in the section "Unaudited Pro Forma Condensed Combined Financial Information") is for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the actual financial position or results of FCA or PSA or what the actual financial position or results of the Combined Group would have been if the Merger had been completed on the dates indicated.

Future results of operations of the Combined Group may differ materially from those presented in the Unaudited Pro Forma Condensed Combined Financial Information due to various factors.

Rounding and negative amounts

Certain figures in this Prospectus, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

In preparing the FCA Interim Financial Information, the FCA Consolidated Financial Statements, the PSA 2020 Semi-Annual Financial Information and PSA Consolidated Financial Statements, most numerical figures are presented in millions of euros. For the convenience of the reader of this Prospectus, certain numerical figures in this Prospectus are rounded to the nearest one million. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in the FCA Interim Financial Information, the FCA Consolidated Financial Statements, the PSA 2020 Semi-Annual Financial Information and the PSA Consolidated Financial Statements.

The percentages (as a percentage of revenues or costs and period-on-period percentage changes) presented in the textual financial disclosure in this Prospectus are derived directly from the financial information contained in the FCA Interim Financial Information, the FCA Consolidated Financial Statements, the PSA 2020 Semi-Annual Financial Information and the PSA Consolidated Financial Statements. Such percentages may be computed using the numerical figures expressed in thousands of euros in the FCA Interim Financial Information, the FCA Consolidated Financial Statements, the PSA 2020 Semi-Annual Financial Information and the PSA Consolidated Financial Statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this Prospectus.

In tables, negative amounts are shown between parenthesis. Otherwise, negative amounts may also be shown by "-" or "negative" before the amount.

Currency

All references in this Prospectus to "euro", "EUR" or "€" are to the currency issued by the ECB. All references to "US dollars", "US$", "USD" or "$" are to the lawful currency of the United States of America.

Exchange rates

FCA and PSA publish their historical consolidated financial statements in euros. The table below sets forth, for the periods and dates indicated, period average (the average of the exchange rates on the last business day of each month for annual averages and the average of the exchange rates on each business day during the relevant period for monthly averages), high, low and period end exchange rates between the euro and the US dollar as published by the European Central Bank. This exchange rate information is solely provided for convenience purposes. The exchange rate of the euro on the Latest Practicable Date was USD 1.1815 = EUR 1.00.

Date	Euro	US dollar (High)(1)	US dollar (Low)(1)	US dollar (Average)	US dollar (Period end)(1)
The year ended December 31, 2017	1.00	1.206	1.039	1.137(2)	1.199
The year ended December 31, 2018	1.00	1.249	1.126	1.179(2)	1.145
The year ended December 31, 2019	1.00	1.154	1.089	1.119(2)	1.123
The six-month period ended 30 June 2020	1.00	1.146	1.071	1.102(3)	1.120
The three-month period September 30, 2020	1.00	1.199	1.120	1.169(3)	1.171
(1)	Based on daily closing rate.
(2)	Based on the average of closing month-end rates only.
(3)	Based on the daily average in this period.

Accounting Treatment

The Merger will be accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations ("IFRS 3"), which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA's and PSA's management determined that PSA is the acquirer for accounting purposes and as such, the Merger is accounted for as a reverse acquisition. See "The Merger—Accounting Treatment".

Share Ownership and Voting Power

Share ownership and voting power information in respect of FCA Shareholders included in this Prospectus is based on the information in FCA N.V.'s shareholder register, regulatory filings with the AFM and the SEC and other sources available to FCA as of the date indicated. See "Major Shareholders of FCA and PSA and Related Party Transactions—Major Shareholders of FCA N.V."

Market and Industry Information

In this Prospectus, industry and market data is included, incorporated by reference or referred to, including market share, ranking and other data, derived from or based upon a variety of official, non-official and internal sources, such as internal surveys and management estimates, market research, publicly available information and industry publications. Market share, ranking and other data contained or incorporated by reference in this Prospectus may also be based on FCA N.V.'s or Peugeot S.A.'s good faith estimates, knowledge and experience and such other sources as may be available. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process, different methods used by different sources to collect, assemble, analyze or compute market data, including different definitions of vehicle segments and descriptions and other limitations and uncertainties inherent in any statistical survey of market shares or size. Industry publications and surveys and forecasts generally state that the information contained in such publications, surveys and forecasts has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Although FCA N.V. and Peugeot S.A., as the case may be, believe that this information is reliable, the data from third-party sources has not been independently verified by FCA N.V. or Peugeot S.A.. In addition, FCA N.V. and Peugeot S.A. typically estimate market share for automobiles and commercial vehicles based on registration data.

In markets where registration data are not available, market share is calculated based on estimates relating to sales to final customers. Such data may differ from data relating to shipments to dealers and distributors. While FCA N.V. and Peugeot S.A. believe internal estimates with respect to the industry are reliable, internal company surveys and management estimates have not been verified by an independent expert, and it cannot be guaranteed that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. The market share data presented or incorporated by reference in this Prospectus represents the best estimates available from the sources indicated as of the date of this Prospectus or such incorporated document but, in particular as they relate to market share and future expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section "Risk Factors" of this Prospectus.

Industry publications generally state that their information is obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. Where third-party information has been sourced in this Prospectus, the source of such information has been identified.

Third-party reports and opinions referenced in this Prospectus include an opinion by Goldman Sachs International ("Goldman Sachs"), an opinion by d'Angelin & Co Ltd. ("d'Angelin") and an opinion by Perella Weinberg UK Limited ("Perella Weinberg"). Goldman Sachs' business address is Plumtree Court, 25 Shoe Lane, London EC4A 4AU. For a description of Goldman Sachs' qualifications and, to the best of FCA N.V.'s knowledge, its interest in FCA, PSA or the Combined Group, see "The Merger―Opinions of the Financial Advisors to the Board of Directors of FCA―Goldman Sachs International―Miscellaneous". The Goldman Sachs opinion was produced at the request of FCA N.V. and was referenced and included in this Prospectus with the consent of Goldman Sachs. d'Angelin's business address is 1 Love Ln, London EC2V 7JN, United Kingdom. For a description of d'Angelin's qualifications and, to the best of FCA N.V.'s knowledge, its interest in FCA, PSA or the Combined Group, see "The Merger―Opinions of the Financial Advisors to the Board of Directors of FCA―d'Angelin & Co.―Miscellaneous". The d'Angelin opinion was produced at the request of FCA N.V. and was referenced and included in this Prospectus with the consent of d'Angelin. Perella Weinberg's business address is 20 Grafton Street, London W1S 4DZ, United Kingdom. The description and full text of Perella Weinberg's written opinion, dated 14 September, 2020, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Perella Weinberg, is included in this Prospectus, see "The Merger—Opinion of the Financial Advisor to the PSA Supervisory Board—Perella Weinberg UK Limited" and "Index to the Fairness Opinions". Holders of PSA Ordinary Shares are urged to read Perella Weinberg's opinion carefully and in its entirety. Perella Weinberg's opinion was addressed to the PSA Supervisory Board for information and assistance in connection with, and for the the purposes of its evaluation of the Merger. Perella Weinberg's opinion was not intended to be and does not constitute a recommendation to any holder of PSA Ordinary Shares or FCA Common Shares as to how such holders should vote or otherwise act with respect to the Merger or any other matter.

The information in this Prospectus that has been sourced from third parties has been accurately reproduced with reference to these sources in the relevant paragraphs and, as far as FCA N.V. and Peugeot S.A. are aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

In this Prospectus, FCA N.V. and Peugeot S.A. make certain statements regarding the characteristics of the automotive industry as well as its competitive and market position, based on market data and industry statistics. FCA N.V. and Peugeot S.A. believe such market data and industry statistics to be true, but FCA N.V. and Peugeot S.A. have not independently verified the information. FCA N.V. and Peugeot S.A. cannot guarantee that a third party using different methods to assemble, analyze or compute market data or public disclosure from competitors would obtain or generate the same results. In addition, FCA's and PSA's competitors may define their markets and their own relative positions in these markets differently than FCA or PSA does and may also define various components of their business and operating results in a manner which makes such figures non-comparable with FCA's or PSA's.

Supplements

If a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus which may affect the assessment of the Stellantis Common Shares, arises or is noted between the date of this Prospectus and the Listing, a supplement to this Prospectus is required. Such a supplement will be subject to approval by the AFM in accordance with article 23 of the Prospectus Regulation and will be made public in accordance with the relevant provisions under the Prospectus Regulation. The summary shall also be supplemented, if necessary, to take into account the new information included in the supplement. In case a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus which may affect the assessment of the Stellantis Common Shares arises after the Listing, FCA N.V. will not supplement this Prospectus, unless it intends to make use of this Prospectus for an offering or listing other than the Listing.

Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable, be deemed to modify or supersede statements contained in this Prospectus or in a document which is incorporated by reference in this Prospectus. Any statement so modified or superseded shall, except as so modified or superseded, no longer constitute a part of this Prospectus.

Notice to Investors

Investors should be aware that the distribution of this Prospectus, delivery, transfer, exercise, purchase of, subscription for, or trade in the Stellantis Common Shares may, in certain jurisdictions be subject to specific regulations or restrictions. Persons in possession of this Prospectus are required to inform themselves about, and to observe, any such regulations or restrictions which may apply in their jurisdiction and to observe them. Any failure to comply with these regulations or restrictions may constitute a violation of the securities laws of any such jurisdiction.

No action has been or will be taken to permit a public offer or sale of the Stellantis Common Shares, or the possession or distribution of this Prospectus or any other material in relation to the Listing, in any jurisdiction

Notice to Prospective Investors in the United States

FCA N.V. has filed the Registration Statement with the SEC. On or about the date of this Prospectus, the Registration Statement will be declared effective by the SEC. The Registration Statement will be available on FCA's website (www.fcagroup.com).

Neither this Prospectus nor the prospectus included in the Registration Statement constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Enforcement of Civil Liabilities

The ability of shareholders in certain countries other than the Netherlands, in particular in the United States, to bring an action against Stellantis may be limited under law. FCA N.V. is and Stellantis will be a naamloze vennootschap, or N.V., organized under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands. A majority of its directors and senior management, and some of the experts named in this Prospectus, currently reside outside the United States. All or a substantial portion of its assets and the assets of these individuals are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon non-U.S. resident directors or upon FCA N.V. or Stellantis, or it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against FCA N.V. or Stellantis.

FCA N.V. or Stellantis may comply with a U.S. judgment voluntarily, but, if it were not to do so, application would have to be made to a Dutch, Italian, French or English court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in the Netherlands, Italy, France or England. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the Netherlands, Italy, France or England.

The Netherlands

A judgment in a civil or commercial matter rendered by a U.S. court cannot be enforced in the Netherlands. However, if a person has obtained a final judgment without appeal in such a matter rendered by a U.S. court which is enforceable in the U.S., the Dutch court will generally recognize and give effect to the judgment insofar as it finds that:

●	the jurisdiction of the U.S. court has been based on an internationally accepted ground;

●	proper legal procedures have been observed;

●	the final judgment does not contravene Dutch public policy; and

●	the final judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

In the event that a third party is liable to FCA N.V. or Stellantis, only FCA N.V. or Stellantis itself can bring civil action against that party. The individual shareholders do not have the right to bring an action on behalf of FCA N.V. or Stellantis. Only in the event that the cause for the liability of a third party to FCA N.V. or Stellantis also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach – often on the basis of such declaratory judgment – a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Italy

Judgments of U.S. courts may be enforceable in Italy. Final enforceable and conclusive judgments rendered by U.S. courts, even if obtained by default, may not require retrial and will be enforceable in Italy, provided that pursuant to article 64 of Italian Law No. 218 of May 31, 1995 (Riforma del sistema italiano di diritto internazionale privato), the following conditions are met:

●	the U.S. court which rendered the final judgment had jurisdiction according to Italian law principles of jurisdiction;

●	the relevant summons and complaint was appropriately served on the defendants in accordance with U.S. law and during the proceeding the essential rights of the defendants have not been violated;

●
the parties to the proceeding appeared before the court in accordance with U.S. law or, in the event of non-appearance by a party, the U.S. court ruled on such non-appearance in accordance with U.S. law;

●	the judgment is final (res iudicata) in accordance with U.S. law;

●	there is no conflicting final judgment previously rendered by an Italian court;

●	there is no action pending in Italy among the same parties and arising from the same facts and circumstances which commenced prior to the action in the United States; and

●	the provisions of such judgment would not violate Italian public policy.

Italian courts may have jurisdiction on actions based on non-Italian law depending on the nature of the claims brought by the relevant shareholder and subject to the requirements set forth under the Regulation (EU) No 1215/2012 of the European Parliament and of the Council of December 12, 2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters.

Italian shareholders should seek advice from their own counsel based on the applicable circumstances.

England

The United States and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be enforceable in England. In order to enforce any U.S. judgment in England, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England. In a common law action, an English court generally will not reinvestigate the merits of the original matter decided by a U.S. court and may order summary judgment on the basis that there is no arguable defense to the claim for payment. The entry of an enforcement order by an English court is conditional, among other things, upon the following:

●	the U.S. court having had jurisdiction over the original proceeding according to English conflict of laws principles;

●	the judgment being final and conclusive on the merits and being for a debt or a definite sum of money;

●	the judgment not contravening English public policy;

●	the judgment being not for a sum payable in respect of taxes or other charges of a like nature, or in respect of a fine or penalty;

●	the judgment is not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

●	the judgment having not been obtained by fraud or in breach of the principles of natural justice.

Enforcement proceedings would normally be required to be commenced within six years of the date of the judgment. In addition, it is questionable whether an English court would accept jurisdiction and impose civil liability if proceedings were commenced in England predicated solely upon U.S. federal securities law.

France

A final judgment for the payment of money rendered by any U.S. federal or state court of competent jurisdiction based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France, provided that a French judge considers that this judgment meets the French legal requirements applicable to the recognition and the enforcement of foreign judgments. In particular, a French court would recognize and grant enforcement of a foreign judgment without a review of the merits of the underlying claim thereby adjudicated, only if (1) that judgment is enforceable in the jurisdiction of the U.S. court which rendered it, (2) that judgment was rendered by a court having "indirect" jurisdiction over the matter, as this concept is defined by French courts in the context of enforcement of foreign judgments, meaning that (a) the dispute was clearly connected to the U.S., (b) the choice of the U.S. court was not fraudulent and (c) the French courts did not have exclusive jurisdiction over the matter, and (3) that judgment is not (a) contrary to French international public policy (ordre public international) as applicable in the context of enforcement of foreign judgments or (b) tainted by fraud. A foreign judgment may be found to be contrary to French international public policy in certain situations, for instance, where such foreign judgment is incompatible with a prior judgment relating to the same or similar subject matter rendered by a French court or a foreign court, provided that such prior judgment has been recognized in France. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce in France any judgments obtained in U.S. courts, including judgments under the U.S. federal securities laws, against FCA N.V. or Stellantis. In addition, there may be doubt as to whether a French court would (i) impose civil liability on FCA N.V. or Stellantis in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France or (ii) have the requisite jurisdiction to grant the remedies sought in such action.

Actions in the United States under the U.S. federal securities laws could also be affected under certain circumstances by French Law No. 68-678 of July 26, 1968, relating to the communication of documents and information of an economic, commercial, industrial, financial or technical nature to foreign persons or entities, as amended from time to time, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Similarly, European and French data protection regulations (including Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and French Law No. 78-17 of January 6, 1978, as amended from time to time) can limit under certain circumstances the obtaining of evidence in France or from French persons in connection with a judicial or administrative U.S. action.

Forward-Looking Statements

This Prospectus contains forward-looking statements that reflect FCA N.V.'s or Peugeot S.A.'s intentions, beliefs or current expectations and projections about FCA's, PSA's and/or the Combined Group's future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies and opportunities and the markets in which FCA, PSA and the Combined Group operate. Forward-looking statements involve all matters that are not historical facts. FCA N.V. and Peugeot S.A. have tried to identify forward-looking statements by using words as "may", "will", "expect", "could", "should", "intend", "aim", "estimate", "anticipate", "believe", "remain", "on track", "design", "target", "objective", "goal", "forecast", "projection", "outlook", "prospects", "plan", "can", "would", "future", "possible", "potential", "predict" and similar expressions or negatives thereof or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements may be found principally in sections in this Prospectus entitled "Risk Factors", "FCA", "FCA Operating and Financial Review ", "PSA ", "PSA Operating and Financial Review" and also elsewhere.

The forward-looking statements are based on FCA N.V.'s and Peugeot S.A.'s beliefs, assumptions and expectations regarding future events and trends that affect FCA's, PSA's and the Combined Group's future performance, taking into account all information currently available to FCA N.V. and Peugeot S.A., and are not guarantees of future performance. These beliefs, assumptions and expectations can change as a result of possible events or factors, not all of which are known to FCA N.V. and Peugeot S.A. or are within FCA N.V.'s and Peugeot S.A.'s control. If a change occurs, FCA's, PSA's and the Combined Group's business, financial condition, liquidity, results of operations, anticipated growth, strategies or opportunities may vary materially from those expressed in, or suggested by, these forward-looking statements. In addition, the forward-looking estimates and forecasts reproduced in this Prospectus from third-party reports could prove to be inaccurate. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement as a result of risks and uncertainties facing FCA, PSA and the Combined Group. Such risks, uncertainties and other important factors include, but are not limited to those listed in the section entitled "Risk Factors".

Investors or potential investors should not place undue reliance on the forward-looking statements in this Prospectus. FCA N.V. and Peugeot S.A. urge investors to read the sections of this Prospectus entitled "Risk Factors", "FCA", "FCA Operating and Financial Review ", "PSA ", "PSA Operating and Financial Review" for a more complete discussion of the factors that could affect FCA's and the Combined Group's future performance and the markets in which FCA, PSA and the Combined Group operate. In light of the possible changes to FCA's, PSA's and the Combined Group's beliefs, assumptions and expectations, the forward-looking events described in this Prospectus may not occur. Additional risks currently not known to FCA N.V. and Peugeot S.A. or that FCA N.V. and Peugeot S.A. have not considered material as of the date of this Prospectus could also cause the forward-looking events discussed in this Prospectus not to occur. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. FCA N.V. and Peugeot S.A. undertake no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

Definitions

This Prospectus is published in English only, except that it includes a summary in French and Italian. Definitions used in this Prospectus are defined in "Definitions".

In this Prospectus, the definition 'FCA Shareholders' also refers to FCA Shareholders acting in their capacity, where applicable, as holders of special voting shares in FCA's share capital (the "FCA Special Voting Shares"). For a description of FCA Special Voting Shares and the rights attached thereto, see "Loyalty Voting Structure" in the FCA 2019 Annual Report and FCA N.V.'s articles of association, both as incorporated by reference in this Prospectus.

Prospectus Approval

This Prospectus has been approved by the AFM, as competent authority under Regulation (EU) 2017/ 1129. The AFM only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the quality of the securities and of the companies (FCA N.V., Peugeot S.A. and Stellantis) that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities.

Validity

The validity of this Prospectus will expire on completion of the Listing. The obligation to supplement a prospectus in the event of significant new factors, material mistakes or material inaccuracies does not apply when this Prospectus is no longer valid.

Documents Incorporated by Reference

This Prospectus incorporates a number of documents by reference which, as such, form part of this Prospectus. See "Documents Incorporated by Reference".

No Incorporation of Website

The contents of the FCA and PSA website, including any websites accessible from hyperlinks on the FCA's or PSA's website, do not form part of and are not incorporated by reference in this Prospectus, and have not been scrutinized or approved by the AFM.

COMPARATIVE PER SHARE DATA

The following tables provide certain per share data of each of FCA and PSA on a stand-alone basis and the unaudited pro forma combined per share data as of June 30, 2020, after giving effect to the Merger as if it had occurred as of June 30, 2020 and the unaudited pro forma combined per share data for the six months ended June 30, 2020 and for the year ended December 31, 2019, after giving effect to the Merger as if it had occurred as of January 1, 2019.

The unaudited pro forma combined per share data below is presented for both the unaudited pro forma combined per share data reflecting the terms of the Merger ("Pro Forma Financial Information Before Faurecia Distribution") and the unaudited pro forma combined per share data further adjusted to reflect the intended Faurecia Distribution ("Pro Forma Financial Information Post Faurecia Distribution"). The Faurecia Distribution is expected to occur promptly after closing subject to approval by the Stellantis Board and the Stellantis Shareholders. Refer to "Unaudited Pro Forma Condensed Combined Financial Information" for further detail.

The historical book value per share is calculated by dividing total stockholders' equity of both PSA and FCA, by the number of outstanding shares in Peugeot S.A. and FCA N.V. (excluding treasury shares and FCA Special Voting Shares), respectively, at the end of the period. The unaudited pro forma combined book value per share is calculated by dividing the unaudited pro forma stockholders' equity by the unaudited pro forma number of shares outstanding at the end of the period (excluding treasury shares and FCA Special Voting Shares). The unaudited pro forma book value per share gives effect to the Merger as if it had occurred as of June 30, 2020.

The unaudited pro forma earnings per share of Stellantis is calculated by dividing the unaudited pro forma profit from continuing operations attributable to the Stellantis Shareholders by, in the case of unaudited basic pro forma earnings per share, the unaudited pro forma weighted-average of Stellantis Common Shares outstanding over the period, and, in the case of unaudited diluted pro forma earnings per share, such outstanding Stellantis Common Shares plus the impact of instruments that have been determined to be dilutive in the event of a share issuance. The unaudited pro forma earnings per share for the six months ended June 30, 2020 and for the year ended December 31, 2019 give effect to the Merger as if it had occurred as of January 1, 2019.

The unaudited pro forma earnings per share and unaudited pro forma book value per share, are not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of the Combined Group following the Merger. The actual financial position and results of operations of the Combined Group following the Merger may significantly differ from the unaudited pro forma condensed combined financial information reflected in this Prospectus due to a variety of factors. The unaudited pro forma condensed combined financial information is based upon available information and certain assumptions that management believes are reasonable. For additional details regarding unaudited pro forma condensed combined financial information, see "Unaudited Pro Forma Condensed Combined Financial Information".

The PSA unaudited pro forma equivalent book value per share, and the PSA unaudited pro forma equivalent post Faurecia Distribution per share, is calculated by multiplying the unaudited pro forma combined book value per share by the Exchange Ratio of 1.742. The PSA unaudited pro forma equivalent earnings per share, and the PSA unaudited pro forma equivalent post Faurecia Distribution earnings per share, is calculated by multiplying the unaudited pro forma earnings per share of the Combined Group by the Exchange Ratio of 1.742.

The following tables provide the historical financial data as of and for the six months ended June 30, 2020 and as of and for the year ended December 31, 2019, for FCA and PSA, respectively, and the historical financial data as of and for the three months ended March 31, 2020, as of and for the three months ended June 30, 2020 and as of and for the three and nine months ended September 30, 2020 for FCA only. The following tables also provide the unaudited pro forma condensed combined financial information and the PSA unaudited pro forma equivalent as of and for the six months ended June 30, 2020 and for the year ended December 31, 2019.

	At September 30, 2020	At June 30, 2020						At March 31, 2020	At December 31, 2019
	FCA	FCA	PSA	Pro Forma Financial Information Before Faurecia Distribution	PSA Unaudited Pro Forma Equivalent Before Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution	PSA Unaudited Pro Forma Equivalent Post Faurecia Distribution	FCA	FCA	PSA
Book value per share	€15.91	€15.74	€21.83	€11.87	€20.68	€11.12	€19.37	€16.82	€18.21	€21.31

	Nine months ended September 30, 2020	Six months ended June 30, 2020						Three months ended
								September 30, 2020	June 30, 2020	March 31, 2020
	FCA	FCA	PSA	Pro Forma Financial Information Before Faurecia Distribution	PSA Unaudited Pro Forma Equivalent Before Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution	PSA Unaudited Pro Forma Equivalent Post Faurecia Distribution	FCA	FCA	FCA
Earnings/(Loss) per share from continuing operations
Basic (loss)/earnings per share	€(0.98)	€(1.74)	€0.66	€(0.56)	€(0.98)	€(0.56)	€(0.98)	€0.76	€(0.66)	€(1.08)
Diluted (loss)/earnings per share	€(0.98)	€(1.74)	€0.63	€(0.56)	€(0.98)	€(0.56)	€(0.98)	€0.76	€(0.66)	€(1.08)
Dividends paid, per share
Ordinary dividends paid, per share	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—
Extraordinary dividends paid, per share	€—	€—	€—	€—	€—	€—	€—	€—	€—	€—

	Year ended December 31, 2019
	FCA	PSA	Pro Forma Financial Information Before Faurecia Distribution	PSA Unaudited Pro Forma Equivalent Before Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution	PSA Unaudited Pro Forma Equivalent Post Faurecia Distribution
Earnings/(Loss) per share from continuing operations
Basic (loss)/earnings per share	€1.72	€3.58	€2.19	€3.81	€2.19	€3.81
Diluted (loss)/earnings per share	€1.71	€3.40	€2.12	€3.69	€2.12	€3.69
Dividends paid, per share
Ordinary dividends paid, per share(1)(2)	€0.65	€—	€—	€—	€—	€—
Extraordinary dividends paid, per share	€1.30	€—	€—	€—	€—	€—
________________________________________________________________________________________________________________
(1)FCA's ordinary dividends paid, per share are included in the financial year to which the dividends were paid, as these dividends are normally approved and paid in the financial year following the financial year to which they relate. The €0.65 dividend per ordinary share which was approved by FCA and paid in 2019, is the dividend for the financial year 2018. In respect of financial year 2019, the Board of Directors intended to recommend to the Annual General Meeting of Shareholders an annual ordinary dividend distribution to holders of FCA common shares of €0.70 (approximately US$0.79, based on the closing spot rate at December 31, 2019) per common share. On May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. announced the decision to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis
(2) PSA's ordinary dividends paid, per share are included in the financial year to which the dividends relate, although dividends are normally approved and paid in the financial year following the financial year to which they relate. For example, the €0.78 dividend per ordinary share for the financial year ended December 31, 2018 is the dividend for the financial year 2018, which was approved by PSA and paid in 2019. On

May 13, 2020, the PSA Managing Board announced its decision to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis.

COMPARATIVE MARKET PRICES

FCA Common Shares are currently traded on the NYSE and on the MTA. PSA Ordinary Shares are currently traded on Euronext Paris.

The following table shows the closing sales prices of FCA Common Shares (as reported on the NYSE and MTA) and PSA Ordinary Shares (as reported on Euronext Paris) on October 30, 2019, the last full trading day prior to the first public announcement of the proposed merger on October 31, 2019, and on December 17, 2019, the last full trading day prior to the announcement of the signing of the Original Combination Agreement.

Closing price per share October 30, 2019
FCA Common Shares – NYSE	$14.98
FCA Common Shares – MTA	€12.87
PSA Ordinary Shares – Euronext Paris	€26.05

Closing price per share December 17, 2019
FCA Common Shares – NYSE	$15.33
FCA Common Shares – MTA	€13.60
PSA Ordinary Shares – Euronext Paris	€22.11

The following table shows the equivalent per share closing sales price of PSA Ordinary Shares. The equivalent per share closing sales price of PSA Ordinary Shares was calculated by multiplying the Exchange Ratio by the closing sales price of FCA Common Shares as reported on the NYSE and MTA on October 30, 2019, the last full trading day prior to the first public announcement of the proposed merger on October 31, 2019, and on December 17, 2019, the last full trading day prior to the announcement of the signing of the Original Combination Agreement.

	Closing price per share October 30, 2019	Closing price per share December 17, 2019
Equivalent per share information for PSA Ordinary Shares - NYSE	$26.10	$26.70
Equivalent per share information for PSA Ordinary Shares - MTA	€22.42	€23.69

THE MERGER

Background to the Merger

The PSA Managing Board, the PSA Supervisory Board and the FCA Board continually review their respective companies' results of operations and competitive positions in the industries in which they operate, as well as their strategic alternatives. In connection with these reviews, each of PSA and FCA, from time to time, has evaluated a range of potential transactions that would further its strategic objectives, including participation in industry consolidation. In particular, FCA has for several years advocated the merits of consolidation in the automotive industry as a means to promote and enable the capital investments required for the transformation towards electric, connected and autonomous driving. Both FCA and PSA have recently completed significant consolidation transactions, FCA with the merger of Fiat and Chrysler, and PSA with the acquisition of Opel Vauxhall.

During the third and fourth quarters of 2018, executives of PSA had several interactions with executives of FCA in order to explore potential limited cooperation programs. These types of projects are common in the automotive industry and are typically limited to certain vehicle models or powertrains. At that stage there were no discussions regarding the opportunity of a potential business combination of the two companies, nor was any acquisition of either party by the other discussed.

On December 21, 2018, Carlos Tavares, PSA's Chief Executive Officer, contacted Michael Manley, FCA's Chief Executive Officer, proposing a meeting during the 2019 Geneva International Motor Show, scheduled to be held between March 7 and March 19, 2019 in Switzerland. The meeting was organized in order to explore the possibility of a business combination of the two companies, in addition to the cooperation projects previously discussed. On the same day, Michael Manley confirmed his willingness to participate in such a meeting.

On February 28, 2019, Olivier Bourges, PSA's Executive Vice President, Programs & Strategy, contacted Doug Ostermann, FCA's Vice President, Global Head of Business Development and Group Treasurer, in order to discuss the agenda for the upcoming meeting between Carlos Tavares and Michael Manley, as well as certain organizational matters intended to facilitate the discussions between the parties.

On March 4, 2019, Carlos Tavares and Michael Manley met in Geneva, Switzerland ahead of the Geneva International Motor Show. At that meeting, Carlos Tavares and Michael Manley, together with other representatives from FCA and PSA, reviewed the potential cooperation programs previously identified by the parties and discussed a potential business combination between the companies and how to assess the potential synergies resulting from such business combination.

On April 1, 2019, PSA and FCA entered into a confidentiality agreement for the exchange of information in connection with a potential business combination.

On April 2 and April 3, 2019, PSA executives Olivier Bourges and Christophe Pineau travelled to Detroit in order to discuss with Doug Ostermann the possibility of FCA joining a battery joint venture project with PSA. Olivier Bourges took this opportunity to follow-up on the Geneva discussions regarding the potential business combination between the two companies and confirm whether FCA was prepared to assess the potential synergies resulting from such business combination.

On April 16, 2019, Doug Ostermann met with Olivier Bourges in Paris to discuss how the synergies and benefits of a potential business combination could be assessed.

From April 23 to April 25, 2019, members of PSA's and FCA's management teams held several meetings at the Paris offices of Bredin Prat, legal advisor to PSA, to explore further the process for estimating the synergies and benefits that could be achieved in a potential business combination, including the potential convergence of vehicle platforms and powertrains. As part of these conversations, the parties also reflected on the status of their preliminary discussions, including organizational and regulatory aspects regarding a reciprocal due diligence investigation and certain regulatory aspects of a potential business combination.

On May 14, 2019, Carlos Tavares and Michael Manley, together with other representatives of FCA and PSA, met to review the merits of the potential business combination of PSA and FCA based on synergies analyses jointly prepared by the PSA and FCA teams over the previous weeks with the support of McKinsey & Company as strategic consultant. Carlos Tavares and Michael Manley exchanged their respective preliminary views on, among other matters, the value creation of such a business combination and the governance of the Combined Group.

On May 27, 2019, FCA announced that it had delivered a non-binding letter to the board of Groupe Renault proposing a combination of their respective businesses as a 50/50 merger, following discussions between the two companies. As a result, the discussions between PSA and FCA ceased.

On June 6, 2019, FCA issued a press release announcing that the FCA Board had decided to withdraw with immediate effect the merger proposal it had made to Groupe Renault. On the same day, Carlos Tavares contacted Michael Manley, proposing that PSA and FCA restart their discussions regarding a potential business combination of the two companies.

On June 19, 2019, Robert Peugeot, permanent representative of PSA's shareholder FFP on the PSA Supervisory Board, contacted John Elkann, requesting a meeting in order to restart prior discussions regarding a potential business combination between PSA and FCA.

On July 4, 2019, Robert Peugeot and John Elkann met in Paris to discuss the preliminary terms of a potential business combination, including potential transaction structures and relative valuation levels. The potential terms outlined by Robert Peugeot envisaged an acquisition of FCA by PSA structured in two steps: an initial extraordinary cash dividend distribution by FCA to the FCA Shareholders in an amount equal to €4.25bn, followed by a cash and stock offer from PSA to the FCA Shareholders.

On July 7, 2019, Robert Peugeot outlined to John Elkann the terms of a potential business combination in the form of an offer by PSA to acquire FCA at a premium, with the acquisition consideration consisting of both cash and PSA shares with a similar structure to the one discussed during the meeting held on July 4, 2019. That proposal did not result in any agreement at that stage. Mr. Elkann in particular objected to the structure of the transaction whereby FCA Shareholders would be significantly diluted following the combination.

On July 22, 2019, Erik Maris of Messier Maris & Associés ("MMA"), PSA's financial advisor, met with Alain Minc, one of FCA's advisors, in Paris. Erik Maris presented to Alain Minc a new proposal by PSA for FCA's consideration regarding a potential business combination of PSA and FCA on the basis of a "merger of equals" (i.e., a transaction in which the shareholders of each of PSA and FCA would own an equal stake in the Combined Group), which would be reflected in the initial composition and set-up of the Combined Group's governing bodies and other management positions, and contemplated both parties making certain pre-merger distributions to their respective shareholders to reflect the relative value of the two companies. PSA proposed that it distribute to the PSA Shareholders its stake in Faurecia and FCA distribute to the FCA Shareholders an amount in cash corresponding to the value of PSA's stake in Faurecia.

On July 28, 2019, representatives of MMA and Goldman Sachs, FCA's financial advisor, met telephonically to discuss the new proposal. Goldman Sachs, on behalf of FCA, noted that, while the structure had improved as compared to the prior proposal, the economic terms, including the amount of the cash distribution, had worsened for FCA and did not sufficiently reflect the relative value of the two companies.

From August 1 to August 7, 2019, representatives of MMA held various telephonic meetings with Alain Minc in order to discuss potential improvements to the terms of PSA's proposal, including the amount of the respective pre-merger distributions to the shareholders of each company in the context of the potential business combination.

On August 5, 2019, representatives of MMA and Morgan Stanley, PSA's financial advisors, Goldman Sachs and d'Angelin, FCA's financial advisors, met telephonically to discuss the potential business combination of PSA and FCA and the economic terms of this merger. During this conference call, Goldman Sachs provided feedback on the prior proposals made by PSA, including an analysis supporting a larger cash distribution (compared to the July 4 proposal) to the FCA Shareholders prior to a merger of equals in the €6-7 billion range.

On August 8, 2019, Erik Maris contacted Alain Minc to organize a meeting among Carlos Tavares, Louis Gallois, chairman of the PSA Supervisory Board, and John Elkann.

On August 10, 2019, John Elkann met with Carlos Tavares, Louis Gallois and Erik Maris in Boulogne-Billancourt, France, in order to receive a revised proposal from PSA encompassing a merger of equals between PSA and FCA, including a revision to the proposed pre-merger distributions to FCA's shareholders. However, no agreement was reached, mainly due to a disagreement between PSA and FCA on the amount of the pre-merger distribution to FCA's shareholders and, as a result, the discussions were terminated by John Elkann.

On September 11, 2019, Carlos Tavares met with Michael Manley at the Frankfurt International Car Show where they discussed the termination of previous discussions between PSA and FCA regarding a potential merger between the two companies. In the course of these discussions, Carlos Tavares invited Michael Manley to visit PSA's automotive proving ground to test PSA's hybrid and electric vehicles.

During October 2019, various calls took place between MMA and Goldman Sachs, where MMA signaled PSA's willingness to restart discussions on the basis of a new proposal including more significant pre-merger distributions to shareholders of both parties.

On October 11, 2019, Carlos Tavares and Michael Manley met at PSA's test center in La Ferté-Vidame, France. During this meeting, Carlos Tavares indicated PSA's willingness to restart the negotiations that were terminated in August 2019. Carlos Tavares and Michael Manley discussed potential synergies and benefits that could be achieved in the proposed business combination, reviewed various options with respect to structuring the governance and management of the Combined Group and shared their respective views regarding the relative valuation of the two companies and the proposed structure of the Merger. Carlos Tavares and Michael Manley also discussed a potential framework for restarting negotiations which in the first stage would only involve MMA and Goldman Sachs. Following this meeting, Michael Manley confirmed that John Elkann was in agreement with the proposed process.

During the second half of October 2019, representatives of MMA and Goldman Sachs held various conference calls, during which they discussed a potential increase of the amounts of the respective pre-merger distributions by PSA and FCA to their shareholders and the governance structure of the Combined Group, including the composition of the board of directors of the Combined Group and the future positions of Carlos Tavares and John Elkann.

On October 23, 2019, Erik Maris sent to Goldman Sachs, and Goldman Sachs shared with FCA on the same day, an outline of the main terms of the proposed merger, which reiterated the proposal to structure it as a merger of equals and included a description of the pre-merger distributions to be made by PSA (its stake in Faurecia) and FCA (a €5.5bn extraordinary dividend and its stake in Comau S.p.A. ("Comau")) to their respective shareholders, elements regarding the future composition of the board of directors of the Combined Group and the respective roles of Carlos Tavares, as Chief Executive Officer, and John Elkann, as Chairman of the Combined Group, as well as a list of undertakings to be requested from PSA's and FCA's main shareholders.

Between October 25, 2019 and October 27, 2019, PSA informed the representatives of EPF/ FFP, BPI and Dongfeng of the terms of the proposed business combination.

On October 27, 2019, Carlos Tavares met with John Elkann in Versailles, France. During this meeting, the parties agreed, subject to approval by the PSA Supervisory Board and the FCA Board, on the main terms of the business combination structured as a merger of equals, including the distribution by FCA, prior to the completion of the merger, of a €5.5 billion extraordinary dividend as well as FCA's interest in Comau to its shareholders while PSA would, in parallel, distribute its 46% stake in Faurecia to its shareholders. They also discussed the next steps of the process, including due diligence, as well as the timing and process for the preparation of the Combination Agreement and related documents.

On October 29, 2019, The Wall Street Journal and, over the following days, several other media outlets reported that PSA and FCA were engaged in discussions regarding a potential business combination.

On October 30, 2019, PSA and FCA each issued a press release confirming that the two parties were engaged in ongoing discussions regarding a possible business combination.

On October 30, 2019, the PSA Supervisory Board approved in principle the terms of the contemplated merger.

On October 30, 2019, the FCA Board approved in principle the terms of the contemplated merger.

On October 31, 2019, PSA and FCA issued a joint press release announcing that their respective boards had each unanimously agreed to work towards a full combination of their respective businesses by way of a merger of equals and had given the mandate to their respective management teams to finalize their discussions in order to reach a binding agreement in the coming weeks. The joint press release also highlighted the main terms of the contemplated merger, including estimated synergies, the exchange listings of Stellantis's securities, the agreed governance structure of the Combined Group as well as information regarding the distributions to be made by the parties to their respective shareholders in advance of the Merger.

On November 4, 2019, Sullivan & Cromwell LLP, legal advisor to FCA, sent a summary of the terms of the Combination Agreement to Bredin Prat, setting out in more detail the terms of a merger of equals between PSA and FCA.

Also on November 4, 2019, representatives of PSA and FCA attended various kick-off meetings in Paris, with the goal of outlining and coordinating the next steps of the process. On the same day, representatives of FCA and PSA, with the assistance of their respective advisors, commenced a reciprocal due diligence investigation of the respective companies' businesses. On November 6, 2019, in order to facilitate certain aspects of the due diligence process, the parties entered into a "clean team" agreement, amending and supplementing the confidentiality agreement dated April 1, 2019. The parties' reciprocal due diligence continued until November 23, 2019.

On November 5, 2019, Olivier Bourges and Christophe Pineau together with Doug Ostermann and Silvia Vernetti, the project managers with respect to the contemplated merger of PSA and FCA, respectively, met in Paris in order to prepare the final negotiation process and the reciprocal due diligence as well as to discuss other practical matters, including the timing of the finalization of the contractual documentation.

Between November 12, 2019 and November 19, 2019, PSA sent to EPF/FFP, BPI and Dongfeng a first draft of the undertaking letter agreement, which included, among other things, a commitment by each such shareholder to vote, or cause to be voted, all shares owned or controlled by it in favor of any decision in furtherance of the approval of the Merger between PSA and FCA, as well as standstill and lock-up commitments.

On November 27, 2019, Carlos Tavares, Michael Manley and John Elkann met in Turin together with their respective teams and advisors, including representatives of MMA, Goldman Sachs, Sullivan & Cromwell LLP and Bredin Prat, to continue discussions regarding the contemplated merger, including the valuation of the two companies, the governance structure of the Combined Group, such as the future composition of the board of directors, the terms and structure of the Combination Agreement, as well as the final steps of the negotiation process.

Between November 4, 2019 and December 17, 2019, PSA and FCA engaged in negotiations with respect to the terms of the contemplated merger including, among others, the future governance of the Combined Group and its organization (including the location of its statutory and operational seats), the valuation of and the timing of the proposed distribution of FCA's stake in Comau, the amount of payments in the event of the termination of the Combination Agreement and other contractual terms relating to representations and warranties, operating covenants and other obligations to be satisfied by the two parties before the consummation of the Merger. As a result of continuing discussion among the parties regarding the relative values of the two companies, it was determined that the distribution of FCA's stake in Comau would be made to the Stellantis Shareholders after the closing of the Merger, subject to decision by the Stellantis Board. Following the end of the works council consultation process in France and the subsequent approval of the proposed merger by the PSA employee representatives, PSA and FCA reached final agreement on the Combination Agreement.

On December 17, 2019, Peugeot S.A.'s main shareholders, EPF/FFP, BPI and Dongfeng, executed their respective undertaking letters and FCA's main shareholder, Exor, executed its undertaking letter, pursuant to which each such shareholder agreed, among other things, to vote its shares in favor of the Merger at the extraordinary general meeting of shareholders of Peugeot S.A. and FCA N.V., respectively. In addition, Peugeot S.A. and Dongfeng entered into an agreement pursuant to which Peugeot S.A. agreed to purchase and Dongfeng agreed to sell 30,700,000 of the PSA Ordinary Shares held by Dongfeng before the closing of the Merger.

On December 17, 2019, the PSA Supervisory Board met and, following discussion, approved the Merger between FCA and PSA (including the governance structure of the combined entity and the exchange ratio of 1.742 Stellantis Common Shares for each outstanding ordinary share of PSA, which implied a value of approximately €23.69 per PSA ordinary share based upon the €13.60 closing price per FCA common share on December 17, 2019). The FCA Board met on the same day to consider the terms of the Combination Agreement. At the meeting of the FCA Board, representatives of each of Goldman Sachs and d'Angelin reviewed a presentation regarding its respective financial analysis of the Merger with the FCA Board. Following the presentation, each of Goldman Sachs and d'Angelin rendered its respective oral opinion to the FCA Board, subsequently confirmed by delivery of its respective written opinion dated December 17, 2019 and December 18, 2019, respectively, to the effect that, as of the date of such opinions, taking into account the pre-merger distribution to FCA's shareholders (in the amount of €5.5 billion, as provided under the Original Combination Agreement) and based upon and subject to the factors and assumptions described in the opinions to FCA, the exchange ratio of 1.742 Stellantis Common Shares for each ordinary share of PSA was fair, from a financial point of view to FCA (the full text of the written opinion of Goldman Sachs, dated December 17, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion and the full text of the written opinion of d'Angelin, dated December 18, 2019, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions are included elsewhere in this Prospectus (see "Index to the Fairness Opinions"). Following deliberations, the FCA Board approved the terms of, and the Merger contemplated by, the Combination Agreement. On the night of December 17, 2019, Peugeot S.A. and FCA N.V. entered into the binding Combination Agreement.

On December 18, 2019, prior to the opening of trading markets in Europe, PSA and FCA issued a joint press release announcing the signing of the Combination Agreement.

On May 23, 2020, Carlos Tavares and John Elkann discussed telephonically, among other matters, the impact of the COVID-19 pandemic on the businesses of the two companies and the possibility that amendments to the agreed terms of the combination would be appropriate in order to take into account the pandemic's impact on the expected balance sheet of Stellantis at the closing of the Merger. Carlos Tavares and John Elkann agreed to instruct MMA and Goldman Sachs to start exploring such potential amendments.

During the months of June and July 2020, representatives of MMA and Goldman Sachs held several preparatory phone calls in order to exchange views on potential amendments to the initial terms of the combination that would take into account the impact of the COVID-19 pandemic on the expected balance sheet of Stellantis at the closing of the Merger, while respecting the balance of the initial economic terms of the combination.

On August 6, 2020, following the publication of PSA's and FCA's respective semi-annual financial reports, representatives of MMA and Goldman Sachs met by telephone and discussed a revised structure for the combination in which (i) PSA's stake in Faurecia would be distributed after the closing of the merger for the benefit of all Stellantis Shareholders and (ii) the extraordinary dividend to be distributed by FCA to its shareholders pre-closing would be reduced to account for the value of PSA's retained stake in Faurecia.

Between August 8, 2020 and August 11, 2020, representatives of MMA and Goldman Sachs held several meetings, during which they discussed the amount by which the extraordinary cash dividend to be distributed by FCA to its shareholders pre-closing would be reduced, with MMA proposing a reduction corresponding to the value of PSA's stake in Faurecia at the time of the announcement of the intention to merge in October 2019, and Goldman Sachs proposing a reduction corresponding to the value of PSA's stake in Faurecia in August 2020.

On August 11, 2020, Carlos Tavares and John Elkann had a meeting during which they agreed in principle to propose amendments to the initial terms of the combination by reducing the extraordinary dividend to be distributed by FCA to its shareholders pre‑closing and distributing PSA's stake in Faurecia after the closing of the Merger for the benefit of all Stellantis shareholders.

On August 13, 2020, a summary of terms was exchanged between MMA and Goldman Sachs, which included a broad outline of the proposed terms of the revised merger, including notably (1) reducing the extraordinary cash dividend to be distributed by FCA as described above, (2) distributing PSA's stake in Faurecia after the closing of the Merger for the benefit of all of the Stellantis Shareholders, subject to receipt of the requisite corporate approvals, (3) requesting that PSA's reference shareholders, EPF/FFP, BPI, and Dongfeng, and FCA's reference shareholder, Exor, amend their respective undertaking letter agreements to include lock‑up commitments with respect to the Faurecia ordinary shares after the distribution of the Faurecia ordinary shares post-closing, (4) providing that each of PSA and FCA would consider a potential distribution of €500 million to their respective shareholders prior to the closing of the Merger, provided that each party makes such a distribution, or alternatively a potential €1 billion cash distribution by Stellantis to its shareholders following the closing of the Merger and (5) both parties working on an amendment to the combination agreement reflecting the terms above and related matters with the goal of presenting the revised terms of the combination to the PSA Supervisory Board and the FCA Board by mid-September, with a public announcement of the amendment to the combination to follow upon approval by the respective boards.

On August 14, 2020, following further discussions between their respective financial advisors, Carlos Tavares and John Elkann agreed in principle to reduce the extraordinary cash dividend to be distributed by FCA to its shareholders pre-closing by €2.6bn, from €5.5bn as contemplated by the initial terms of the combination to €2.9bn, and to distribute PSA's stake in Faurecia after the closing of the Merger for the benefit of all Stellantis Shareholders.

On August 24, 2020 and August 25, 2020 PSA informed EPF/FFP and BPI, and Dongfeng, respectively, of the amended terms of the Combination Agreement.

On August 28, 2020, Sullivan & Cromwell, counsel to FCA, circulated a more detailed term sheet to Bredin Prat, counsel to PSA, reflecting the summary of terms and supplementing certain non-economic terms of the original combination agreement. Between August 20, 2020, and September 7, 2020, the parties engaged in negotiations on the term sheet and on September 7, 2020, a draft amendment was delivered by Sullivan & Cromwell to Bredin Prat which included a term intended to confirm that the shareholder undertakings executed in connection with the Original Combination Agreement would remain in effect. On September 11, 2020, the parties conducted a management due diligence session regarding Faurecia.

On September 13, 2020, the FCA Board held a meeting by means of video conference and, following discussion, approved the Combination Agreement Amendment. At the meeting, representatives of Goldman Sachs and d'Angelin reviewed the financial aspects of the proposed revised terms of the Merger and a representative of Sullivan & Cromwell reviewed the other terms of the proposed amendment. Goldman Sachs presented to the FCA Board materials discussing the history of the share prices and certain financial metrics with respect to FCA, PSA and certain other publicly traded automobile manufacturers since October 29, 2019 (i.e., the day preceding the announcement by FCA and PSA of their engagement in ongoing discussions regarding a possible business combination). The materials also included a comparison of the proposed revised terms of the Merger with the terms of the Merger as approved by the FCA Board on October 30, 2019, noting in particular that such revised terms included a reduction in the amount of the pre-closing FCA dividend and, as a result of this change the retention of additional cash by Stellantis, and also the distribution of the Faurecia stake to the Stellantis Shareholders promptly after the completion of the Merger. Following the presentations, the FCA Board discussed the proposed amendment and after discussion, unanimously determined to approve the revised terms and to reaffirm its recommendation of the Merger.

On September 14, 2020, the PSA Supervisory Board met to consider the terms of the proposed amendment to the Combination Agreement. At the meeting of the PSA Supervisory Board, representatives of Perella Weinberg reviewed a presentation regarding their analysis of the financial terms of the proposed amendment to the Combination Agreement with the PSA Supervisory Board. Following the presentation, Perella Weinberg rendered to the PSA Supervisory Board its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in their opinion, the Exchange Ratio provided for in the Combination Agreement was fair from a financial point of view to the holders of PSA Ordinary Shares (the full text of the written opinion of Perella Weinberg, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is included elsewhere in this Prospectus (see "Index to the Fairness Opinions"). Following deliberations, the PSA Supervisory Board approved unanimously the terms of the Combination Agreement Amendment.

On September 14, 2020, PSA and FCA entered into the Combination Agreement Amendment.

On September 14, 2020, after the closing of trading markets in Europe and the United States, PSA and FCA issued a joint press release announcing the signing of the Combination Agreement Amendment following unanimous approval by the companies' boards and strong support by their respective Reference Shareholders.

Between September 14, 2020 and September 17, 2020, each of PSA's reference shareholders, EPF/FFP, BPI and Dongfeng, and FCA's reference shareholder, Exor, entered into undertaking letter agreements providing lock-up commitments with respect to their Faurecia ordinary shares until the end of a six-month period following the completion of the proposed distribution of PSA's stake in Faurecia to all Stellantis Shareholders post-closing.

FCA's Reasons for the Merger

The FCA Board, after due consideration and consultation with FCA's management and external legal and financial advisors, at a meeting held on December 17, 2019, unanimously approved the Original Combination Agreement and the transactions contemplated by the Original Combination Agreement and, at a meeting held on September 14, 2020, unanimously approved amendments to certain of the terms of the Merger. In doing so, the FCA Board considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of FCA and PSA, with a view to the best interests of FCA and its stakeholders, including shareholders, employees, debtholders and other creditors, customers, governments and the environment. In making its determination, the FCA Board considered a number of factors, including the following expected benefits:

Operational and Strategic Benefits

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A New Industry Leader. The Merger will create an industry leader with the management, capabilities, resources and scale to successfully capitalize on the opportunities presented by the new era in sustainable mobility. Following the Merger, the Combined Group is expected to be the fourth largest global automotive OEM by volume based on 2019 results. The Combined Group will have a balanced and profitable global presence with a highly complementary and iconic brand portfolio covering all key vehicle segments from luxury, premium, and mainstream passenger cars through to SUVs and trucks & light commercial vehicles;

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Greater Geographic Balance. The Merger will add scale and substantial geographic balance, in addition to product diversity. Thanks to FCA's strength in North America and Latin America and PSA's solid position in Europe, the Combined Group will have much greater geographic balance compared to each of FCA and PSA, with approximately 46% of revenues derived from Europe, Middle East & Africa and Eurasia and approximately 44% from North America, based on combined 2019 revenues, excluding Faurecia. The Merger will also create opportunities for the Combined Group to reshape the strategy in other geographic regions, including China;

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Stronger Platform for Innovation. With an already strong global R&D footprint comprised of over 51 R&D centers and over 33,000 dedicated employees in the aggregate as of December 31, 2019, excluding Faurecia, the Combined Group will have a robust platform to foster innovation and further drive development of transformational capabilities in new energy vehicles, sustainable mobility, autonomous driving and connectivity. The Combined Group will be able to leverage on the best among a broad set of platforms, powertrains and vehicles and to converge new vehicle launches on the most efficient technology. Compared to FCA and PSA separately, the Combined Group will have the capacity to accelerate the deployment of electrification technologies and to improve the ability to identify CO2 abating technologies preferred by customers. The Combined Group would be able to deploy these technologies across its broad range of brands in a shorter timeframe and react more quickly to changes in regulation and customer preferences;

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Synergies. FCA expects synergies to be achieved in the following four areas: (i) technology, platforms and products: the sharing and convergence of PSA's and FCA's respective platforms, products and powertrains along with the optimization of R&D investments and manufacturing processes is expected to create significant efficiencies, in particular, as investments will be amortized over the combined production of FCA and PSA; (ii) purchasing: procurement savings are expected to result from leveraging the group's enlarged scale, leading to lower product costs and broader access to new suppliers (in particular in respect to electric or high tech components), as well as from the harmonization of platforms; (iii) selling, general and administrative expenses (SG&A): savings are expected from the integration of functions such as sales and marketing, and the optimization of costs in regions where both parties have a well-established presence (i.e., EMEA and LATAM); and (iv) all other functions: synergies are expected from the optimization of other functions, including logistics, where savings are expected from the optimization of logistics for new cars and the effect of the procurement volume increase on FCA's and PSA's combined expenditures, as well as supply chain, quality and after-market operations. The annual industrial synergies are expected to be in excess of €5 billion, with approximately 80 percent of synergies to be achieved after four years from the closing of the Merger. Approximately 75 percent of synergies are expected to arise from technology, platform and product convergences and procurement savings, approximately 7 percent from SG&A, and the remaining synergies are expected from all other functions. The annual run-rate synergies are expected to exceed the costs necessary to achieve such synergies within the first year following the closing of the Merger, and the total one-time cost to achieve the synergies is estimated at approximately €4 billion; and

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Greater resilience. The transaction will create a more stable and resilient group, significantly improving its ability to withstand economic downturns, which, in the automotive industry, are typically exacerbated by high cyclicality and low margins. FCA expects that the more solid balance sheet and financial flexibility resulting from the Merger, together with the benefit of the synergies and the improved business balance across geographies, will enhance the resilience of the Combined Group across market cycles.

Valuation, Governance, Deal Certainty

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Exchange Ratio. FCA N.V. believes that the Exchange Ratio is appropriate in light of FCA's and PSA's relative market capitalization before the Merger was announced, their respective prospects and earnings potential, and the expected synergies from the Merger, and taking into account the distributions expected to be made prior to the closing of the Merger. A fixed Exchange Ratio that will not be adjusted for fluctuations in the market price of PSA Ordinary Shares or FCA Common Shares is also consistent with the principles underlying a "merger of equals";

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History of Acquisitions. Each of PSA and FCA has a history of acquisitions and business combinations demonstrating each party's ability to execute acquisitions and integrate separate businesses and diverse cultures quickly and successfully;

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Balanced and Effective Governance Structure. Stellantis's balanced governance structure is designed to promote strong performance and enable continuity of management, with a strong executive team drawn from both FCA and PSA, while ensuring contribution from the experience of long-term shareholders and a majority of independent directors;

●
Stable and Supportive Shareholder Base. FCA expects that Stellantis will continue to benefit from the support of a group of long-term FCA Shareholders and PSA Shareholders which include entities controlled by the founding families of Fiat and Peugeot, respectively. The loyalty voting program adopted by Stellantis is designed to further promote and enhance long-term shareholding. For a description of the principal Stellantis Shareholders, including lock-up commitments of several Reference Shareholders, see "Major Shareholders of FCA and PSA and Related Party Transactions—Major Shareholders of FCA N.V.", "Major Shareholders of FCA and PSA and Related Party Transactions—Major Shareholders of Peugeot S.A." and "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Shareholders Undertakings—Lock-up"; and

●
Deal Certainty. Each of the Reference Shareholders has committed to vote its shares in favor of the approval of the Merger at the relevant shareholders' meeting. In addition, the parties have committed to a very high standard of efforts to obtain regulatory approvals, by agreeing that all necessary commitments must be offered to regulators in order to obtain competition approvals, with limited exceptions. FCA believes there is a high likelihood that the conditions to the Merger set forth in the Combination Agreement as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Closing Conditions" will be satisfied.

The following provisions of the Combination Agreement, though reciprocal with PSA, are favorable to FCA:

●
The ability of the FCA Board, in specified circumstances, to change its recommendation to FCA Shareholders concerning the Merger, as further described under "The Combination Agreement and Cross Border Merger Terms—Certain Covenants—Board of Directors Recommendations; Change in Recommendations";

●
The restrictions on PSA's ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction with PSA, as further discussed under "The Combination Agreement and Cross Border Merger Terms—The

Combination Agreement and Shareholder Undertakings —Certain Covenants—Exclusivity; No Solicitation; Superior Proposal";

●
The obligation of PSA to pay FCA a termination fee of €500 million or €250 million upon termination of the Combination Agreement under specified circumstances as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Termination Fees";

●
The ability of FCA to terminate the Combination Agreement in the event of a Material Adverse Effect in respect of PSA (as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Termination of the Combination Agreement"); and

●	The ability of the FCA Shareholders to vote on the proposed merger, and that approval of the proposed merger by FCA Shareholders is a condition to FCA's obligation to complete the Merger.

In connection with its deliberations relating to the Merger, the FCA Board also considered potential risks and negative factors concerning the Merger and the other transactions contemplated by the Combination Agreement, including the following:

●	The risk that the transaction might not be completed in a timely manner or at all;

●
The effect that the length of time from announcement until closing could have on the market price of FCA Common Shares, FCA's operating results and the relationships with FCA's employees, shareholders, customers, suppliers, regulators, partners and others that do business with FCA;

●
The risk that the anticipated benefits of the Merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or not be achieved in the expected timeframe;

●	The risk that the regulatory approval process could result in undesirable conditions, impose burdensome terms or result in increased transaction costs;

●
The risk of diverting the attention of FCA's senior management from other strategic priorities to implement the Merger and make arrangements for the integration of FCA's and PSA's operations and infrastructure following the Merger;

●	The fact that the Exchange Ratio is fixed and will not be adjusted in the event of a significant decrease in the market price of PSA's Ordinary Shares;

●	The potential impact on the market price of Stellantis Common Shares as a result of the issuance of the merger consideration to PSA Shareholders;

●	The potential challenges and difficulties relating to integrating the operations of FCA and PSA, including the costs to achieve the estimated synergies;

●	The costs and expenses that FCA has incurred and will incur in connection with the proposed merger, regardless of whether the Merger is completed; and

●
The fact that FCA Shareholders will own approximately 50 percent of outstanding Stellantis Common Shares and, as such, will have less influence over Stellantis than current FCA Shareholders have over FCA N.V.

The following provisions of the Combination Agreement, though reciprocal with PSA, are unfavorable to FCA:

●
The inability of FCA to terminate the Combination Agreement in the event of a third party proposal for an alternative business combination, unless such proposal meets the value standards set forth in the Combination Agreement (as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Certain Covenants—Exclusivity; No Solicitation; Superior Proposal") and FCA complies with certain procedures;

●
The restrictions on FCA's ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction with FCA, as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Certain Covenants—Exclusivity; No Solicitation; Superior Proposal"; and

●
The obligation of FCA to pay PSA a termination fee of €500 million or €250 million upon termination of the Combination Agreement under specified circumstances, as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Termination Fees".

After consideration of these factors, the FCA Board determined that, overall, the potential benefits of the Merger outweighed the potential risks.

The foregoing discussion of factors considered by the FCA Board is not intended to be exhaustive and may not include all the factors considered. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the FCA Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Combination Agreement. In addition, individual members of the FCA Board may have given differing weights to different factors. The FCA Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, PSA's management and outside legal and financial advisors.

The foregoing description of FCA's consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled "Cautionary Statements Regarding Forward-Looking Statements".

Recommendation of the FCA Board

The FCA Board, having received extensive legal and financial advice, and having given due and careful consideration to the strategic and financial aspects and consequences of the Merger, at a meeting held on December 17, 2019, unanimously approved the Merger and, at a meeting held on September 14, 2020, unanimously approved amendments to certain of the terms of the Merger. On October 23, 2020, the FCA Board unanimously resolved to approve the Cross-Border Merger Terms (as defined below). Accordingly, the FCA Board supports and unanimously recommends the Merger and recommends that FCA Shareholders vote "FOR" adoption and approval of the Cross-Border Merger Terms and the transactions contemplated by the Combination Agreement.

In considering the recommendation of the FCA Board with respect to voting "FOR" adoption and approval of the Cross-Border Merger Terms and the transactions contemplated by the Combination Agreement, FCA Shareholders should be aware that certain members of the FCA Board and executive officers of FCA may have interests in the merger which are different from, or in addition to, the interests of FCA Shareholders. The FCA Board was aware of and considered these interests, among other matters, in evaluating and negotiating the transaction agreements and the Merger and in recommending that FCA Shareholders vote "FOR" adoption and approval of the Cross-Border Merger Terms and the transactions contemplated by the Combination Agreement. For a discussion of these interests, see "―Interests of Certain Persons in the Merger".

PSA's Reasons for the Merger

The PSA Supervisory Board, after due consideration and consultation with PSA's management and external legal and financial advisors, at a meeting held on December 17, 2019, unanimously approved the Merger in accordance with the Original Combination Agreement, as well as the transactions contemplated by the Original Combination Agreement and, at a meeting held on September 14, 2020, unanimously approved amendments to certain of the terms of the Merger. In doing so, the PSA Supervisory Board considered a variety of substantive factors, both positive and negative, and the potential benefits and detriments of the Merger to PSA, including the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of PSA and FCA, with a view to the best interests of PSA and PSA Shareholders, employees and other stakeholders. In making its determination, the PSA Supervisory Board considered a number of factors, including the following expected benefits:

Operational and Strategic Benefits

●	A New Industry Leader. The Merger will create an industry leader with the management, capabilities, resources and scale to address the opportunities and challenges of the new era of sustainable mobility. Following the closing of the Merger, the Combined Group is expected to be the fourth largest global automotive OEM by volume based on 2019 results. The Combined Group will have a balanced and profitable global presence with a complementary and well-established brand portfolio;

●
Broader Product Range. The Combined Group will be able to offer an expanded range of models and brands as well as services to better meet customers' changing needs, with a portfolio of vehicles that will cover all key vehicle segments, from luxury, premium, and mainstream passenger cars to SUVs, trucks and light commercial vehicles;

●
Greater Geographic Balance. The Merger will accelerate PSA's entry into significant markets such as North America, leading to enhanced scale across key regions and geographic balance. PSA's solid position in Europe and FCA's strength in North America will result in a much greater geographic balance for the Combined Group compared to each of PSA and FCA, with approximately 46% of revenues derived from Europe, Middle East & Africa and Eurasia and approximately 44% from North America, based on combined 2019 revenues, excluding Faurecia. The Merger will also create opportunities for the Combined Group to reshape strategy in other geographic regions, including China;

●
Stronger Platform for Innovation. With an already strong global R&D footprint comprised of 51 R&D centers and over 33,000 dedicated employees in the aggregate as of December 31, 2019, excluding Faurecia the Combined Group will be able to take advantage of investment efficiencies across a larger scale in order to develop innovative solutions and advanced technologies for new energy vehicles, sustainable mobility, autonomous driving and connectivity, allowing it to effectively compete with other automakers in these emerging trends in the automotive industry. The Combined Group will benefit from a broad set of platforms, powertrains and vehicles, allowing it to converge new vehicle launches on the most efficient technology. The Combined Group would be able to deploy these technologies across its broad range of brands in a shorter timeframe and react more quickly to changes and customer preferences, in particular with respect to new energy vehicles. In addition, the Combined Group would be able to adapt more easily to changes in regulations that impose increasingly stringent requirements, particularly with respect to fuel economy and emissions of CO2 and other pollutants;

●
Synergies. PSA expects synergies to be achieved in the following four areas: (i) technology, platforms and products: the sharing and convergence of PSA's and FCA's respective platforms, products and powertrains along with the optimization of R&D investments and manufacturing processes is expected to create significant efficiencies, in particular, as investments will be amortized over the combined production of PSA and FCA; (ii) purchasing: procurement savings are expected to result from the Combined Group's enlarged scale, leading to lower production costs and broader access to new suppliers (in particular in respect of electric or high tech components), as well as from the convergence of platforms; (iii) selling, general and administrative expenses (SG&A): savings are expected from the integration of functions such as sales and marketing, and the optimization of costs in regions where both parties have a well-established presence (i.e., EMEA and LATAM); and (iv) all other functions: synergies are expected from the optimization of other functions, including logistics, where savings are expected from the optimization of logistics for new cars and the effect of the procurement volume increase on PSA's and FCA's combined expenditure, as well as supply chain, quality and after-market operations. The annual industrial synergies are expected to be in excess of €5 billion, with approximately 80 percent of synergies to be achieved after four years from the closing of the Merger. Approximately 75 percent of synergies are expected to arise from technology, platform and product convergences and procurement savings, approximately 7 percent from SG&A, and the remaining synergies are expected from all other functions. The annual run-rate synergies are expected to exceed the costs necessary to achieve such synergies within the first year following the closing of the Merger, and the total one-time cost to achieve the synergies is estimated at approximately €4 billion; and

●
Greater resilience. The transaction will create a more stable and resilient group, significantly improving its ability to withstand economic downturns, which, in the automotive industry, are typically exacerbated by high cyclicality; PSA expects that the more robust combined balance sheet and financial flexibility resulting from the Merger, together with the benefit of the synergies and the improved business balance across geographies, will enhance the resilience of the Combined Group across market cycles.

Valuation, Governance, Support for the Merger

●
Exchange Ratio. Peugeot S.A. believes that the Exchange Ratio is appropriate in light of PSA's and FCA's relative market capitalization before the Merger was announced, their respective prospects and earnings potential, and the expected synergies from the combination, and taking into account the distributions expected to be made prior to the closing of the Merger. A fixed Exchange Ratio that will not be adjusted for fluctuations in the market price of PSA Ordinary Shares or FCA Common Shares is also consistent with the principles underlying the "merger of equals" structure of the combination;

●
History of Acquisitions. Each of PSA's and FCA's management teams has a strong track record in relation to acquisitions and business combinations, demonstrating each party's ability to execute acquisitions and integrate separate businesses and diverse cultures quickly and successfully;

●
Balanced and Effective Governance Structure. Stellantis's proposed governance and management structure is expected to enable continuity of management, with a strong executive team drawn from both PSA and FCA, and an effective and timely integration of the two companies' operations, reflecting the fact that the transaction was structured as a "merger of equals" rather than an acquisition by one party of the other. See "Stellantis—Senior Management of Stellantis". In addition, Stellantis's initial governance structure ensures the involvement of experienced long-term shareholders and includes a majority of independent directors;

●
Stable and Supportive Shareholder Base. PSA expects that Stellantis will continue to benefit from the support of a group of long-term PSA Shareholders and FCA Shareholders, who will be represented on the board of Stellantis and include entities controlled by the founding families of Fiat and Peugeot, respectively, as well as BPI. The loyalty voting program adopted by Stellantis is designed to further promote long-term shareholding. For a description of the principal Stellantis Shareholders, including lock-up commitments of several Reference Shareholders, see "Major Shareholders of FCA and PSA and Related Party Transactions", "Major Shareholders of FCA and PSA and Related Party Transactions—Major Shareholders of Peugeot S.A." and "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Shareholders Undertakings—Lock-up";

●
Support for the Merger. Each of the Reference Shareholders has committed to vote its shares in favor of the approval of the Merger at the relevant shareholders' meeting. In addition, the parties have committed to a very high standard of efforts to obtain regulatory approvals, by agreeing that all necessary commitments must be offered to regulators in order to obtain competition approvals, with limited exceptions. PSA believes there is a high likelihood that the conditions to the Merger set forth in the Combination Agreement as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Closing Conditions" will be satisfied.

The following provisions of the Combination Agreement, although reciprocal with FCA, are favorable to PSA:

●
The ability of the PSA Supervisory Board, in specified circumstances, to change its recommendation to PSA Shareholders concerning the Merger, as further described under "The Combination Agreement and Cross Border Merger Terms—Certain Covenants—Board of Directors Recommendations; Change in Recommendations";

●
The restrictions on FCA's ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction with FCA, as further discussed under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Certain Covenants—Exclusivity; No Solicitation; Superior Proposal";

●	The obligation of FCA to pay PSA a termination fee of €500 million or €250 million upon termination of the Combination Agreement under specified circumstances as described under

"The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Termination Fees";

●
The ability of PSA to terminate the Combination Agreement in the event of a Material Adverse Effect in respect of FCA (as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Termination of the Combination Agreement"); and

●	The ability of the PSA Shareholders to vote on the proposed Merger, and that approval of the proposed Merger by PSA Shareholders is a condition to PSA's obligation to complete the Merger.

In connection with its deliberations relating to the Merger, the PSA Supervisory Board also considered potential risks and negative factors concerning the Merger and the other transactions contemplated by the Combination Agreement, including the following:

●
The risk that the transaction might not be completed in a timely manner or at all, including as a result of the failure of the PSA Shareholders to approve the proposed merger or the failure of the FCA Shareholders to approve the proposed Merger;

●
The effect that the length of time from announcement until closing could have on the market price of PSA Ordinary Shares, PSA's operating results and the relationships with PSA's employees, shareholders, customers, suppliers, regulators, partners and others that do business with PSA;

●
The risk that the anticipated benefits of the Merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or not be achieved in the expected timeframe;

●	The risk that the regulatory approval process could result in undesirable conditions, burdensome terms or increased transaction costs;

●
The risk of diverting the attention of PSA's senior management from other strategic priorities in order to implement the Merger and make arrangements for the integration of PSA's and FCA's operations and infrastructure following the Merger;

●	The fact that the Exchange Ratio is fixed and will not be adjusted in the event of a significant decrease in the market price of FCA's Common Shares;

●	The potential impact on the market price of the Stellantis Common Shares as a result of the issuance of the merger consideration to PSA Shareholders;

●	The potential challenges and difficulties relating to integrating the operations of PSA and FCA, including the costs to achieve the estimated synergies;

●	The costs and expenses that PSA has incurred and will incur in connection with the proposed Merger, regardless of whether the Merger is completed;

●
The fact that PSA Shareholders will own approximately 50 percent of outstanding Stellantis Common Shares and, as such, will have less influence over Stellantis than current PSA Shareholders have over Peugeot S.A; and

●
The obligation of PSA to pay FCA a termination fee of €500 million or €250 million upon termination of the Combination Agreement under specified circumstances as described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Termination Fees".

After consideration of these factors, the PSA Supervisory Board determined that, overall, the potential benefits of the Merger outweighed the potential risks.

The foregoing discussion of factors considered by the PSA Supervisory Board is not intended to be exhaustive and may not include all the factors considered. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the PSA Supervisory Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Combination Agreement. In addition, individual members of the PSA Supervisory Board may have given differing weights to different factors. The PSA Supervisory Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, FCA's management and outside legal and financial advisors.

The foregoing description of PSA's consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled "Cautionary Statements Regarding Forward-Looking Statements".

Recommendation of the Supervisory Board of PSA

The PSA Supervisory Board, having received extensive legal and financial advice, and having given due and careful consideration to the strategic and financial aspects and consequences of the Merger, at a meeting held on December 17, 2019, unanimously approved the Merger and, at a meeting held on September 14, 2020, unanimously approved amendments to certain of the terms of the Merger. On October 27, 2020, the PSA Supervisory Board unanimously resolved to approve the Cross-Border Merger Terms. Accordingly, the PSA Supervisory Board supports and unanimously recommends the Merger and recommends that PSA Shareholders vote "FOR" adoption and approval of the Cross-Border Merger Terms and the transactions contemplated by the Combination Agreement.

In considering the recommendation of the PSA Supervisory Board with respect to voting "FOR" adoption and approval of the Cross-Border Merger Terms and the transactions contemplated by the combination agreement, PSA Shareholders should be aware that certain members of the PSA Supervisory Board and executive officers of PSA may have interests in the merger which are different from, or in addition to, the interests of PSA Shareholders. The PSA Supervisory Board was aware of and considered these interests, among other matters, in evaluating and negotiating the transaction agreements and the Merger and in recommending that PSA Shareholders vote "FOR" adoption and approval of the Cross-Border Merger Terms and the transactions contemplated by the Combination Agreement. For a discussion of these interests, see "―Interests of Certain Persons in the Merger".

Opinions of the Financial Advisors to the Board of Directors of FCA

Below is a description of the opinions rendered and financial analyses performed by Goldman Sachs International and d'Angelin in connection with FCA N.V.'s entry into the Original Combination Agreement signed on December 17, 2019. On September 14, 2020, FCA N.V. and Peugeot S.A. entered into the Combination Agreement Amendment, amending certain terms of the Merger, as described under "The Combination Agreement and Cross Border Merger Terms―The Combination Agreement and Shareholder Undertakings―The Combination Agreement Amendment". FCA N.V. has determined that the Combination Agreement Amendment does not materially alter the value of the combination to its shareholders, and, therefore, FCA N.V. has not obtained a new fairness opinion from Goldman Sachs International or from d'Angelin in connection with the Combination Agreement Amendment. Therefore, the definitive documentation reviewed by Goldman Sachs International and the documentation reviewed by d'Angelin for the purpose of their opinions does not include the Combination Agreement Amendment.

Goldman Sachs International

Goldman Sachs rendered its opinion to the FCA Board that, as of December 17, 2019, and taking into account the FCA Extraordinary Dividend (in the amount of €5.5 billion as provided in the Original Combination Agreement) and based upon and subject to the factors and assumptions set forth in such opinion, the exchange ratio pursuant to the definitive documentation to be entered into pursuant to the Combination Agreement was fair from a financial point of view to FCA N.V.

The full text of the written opinion of Goldman Sachs, dated December 17, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included elsewhere in this Prospectus (see "Index to the Fairness Opinions"). Goldman Sachs provided advisory services and its opinion for the information and assistance of the FCA Board in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any FCA Shareholder should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

●	the Combination Agreement;

●	annual reports to shareholders and annual reports on Form 20-F of FCA N.V and the registration documents of Peugeot S.A. and Faurecia, in each case for the three years ended December 31, 2018;

●	interim reports to shareholders of FCA N.V, Peugeot S.A. and Faurecia for the periods ended June 30, 2019 and September 30, 2019;

●	certain other communications from FCA N.V. and Peugeot S.A. to FCA Shareholders and PSA Shareholders, respectively;

●	certain publicly available research analyst reports for FCA N.V., Peugeot S.A. and Faurecia;

●	certain publicly available management guidance for Peugeot S.A. and Faurecia; and

●
certain internal financial analyses and forecasts for Peugeot S.A. (excluding Faurecia) on a standalone basis, as prepared by the management of Peugeot S.A. and approved for Goldman Sachs' use by FCA N.V., which are referred to as the "PSA Forecasts"; and certain internal financial analyses and forecasts for FCA N.V. on a standalone basis and pro forma for the Merger (including certain operating synergies, net of implementation costs, projected to result from the Merger, as prepared by third-party consultants engaged by FCA N.V. and approved for Goldman Sachs' use by FCA N.V., which are referred to as the "Synergies"), in each case as prepared by the management of FCA N.V. and approved for Goldman Sachs' use by FCA N.V., which are referred to as the "FCA Forecasts".

Goldman Sachs also held discussions with members of the senior managements of FCA and PSA regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition, and future prospects of PSA and with members of the senior management of FCA regarding their assessment of the past and current business operations, financial condition and future prospects of FCA; reviewed the reported price and trading activity for the FCA Common Shares, the PSA Ordinary Shares and the ordinary shares of Faurecia; compared certain financial and stock market information for FCA N.V. and Peugeot S.A. with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with FCA's consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification of any such information. In that regard, Goldman Sachs assumed with FCA's consent that the PSA Forecasts and the FCA Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of FCA. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of FCA, PSA or Faurecia or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on FCA or PSA or on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs also assumed that the Merger will be consummated on the terms set forth in the Combination Agreement, in each case without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs also assumed that the terms set forth in the definitive documentation will not differ from those set forth in the Combination Agreement in any way meaningful to its analysis. In addition, Goldman Sachs assumed with FCA's consent that the FCA Extraordinary Dividend will have been paid in an amount of €5.5 billion, and that the Faurecia Distribution (contemplating, in accordance with the Original Combination Agreement, the distribution by Peugeot S.A. to its shareholders prior to the closing of the Merger, by special or interim dividend, of all the shares held by Peugeot S.A. in Faurecia) will have been completed, in each case prior to the closing of the Merger.

Goldman Sachs' opinion does not address the underlying business decision of FCA to engage in the Merger or the relative merits of the Merger as compared to any strategic alternatives that may be available to FCA; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view to FCA, as of the date of the opinion and taking into account the payment of the FCA Extraordinary Dividend (in the amount of €5.5 billion, as provided under the Original Combination Agreement), of the Exchange Ratio pursuant to the Combination

Agreement. Goldman Sachs' opinion does not express any view on, and does not address, any other term or aspect of the Combination Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Combination Agreement or entered into or amended in connection with the Merger, any modifications to the voting rights of the FCA Common Shares as a result of the Merger, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of FCA; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of FCA or PSA, or class of such persons, in connection with the Merger, whether relative to the Exchange Ratio pursuant to the Combination Agreement or otherwise. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the FCA Common Shares will trade at any time or as to the impact of the Merger on the solvency or viability of FCA or PSA or the ability of FCA or PSA to pay its obligations when they come due. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the FCA Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before (i) October 29, 2019 for FCA, PSA and Faurecia (i.e., the last undisturbed market price before the publication of rumors relating to the Merger) and (ii) December 11, 2019 for the Selected Companies (as defined below), and is not necessarily indicative of current market conditions.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed illustrative analyses of the implied present value of an illustrative future price per FCA Common Share on a standalone basis and pro forma for the Merger. These analyses are designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future earnings and financial multiples.

FCA Standalone

Goldman Sachs first calculated illustrative values per FCA Common Share as of October 29, 2021, for FCA on a standalone basis exclusive of FCA's net industrial cash position, by applying illustrative price to the next twelve months ("NTM") cash adjusted earnings per share ("Cash Adjusted P/E") multiples of 3.5x to 5.5x to estimates of 2022 earnings per share using the FCA Forecasts, as adjusted to exclude interest income on the net industrial cash positions as of December 31, 2021 at an illustrative interest rate of 0.5% per annum and a 25% tax rate. This illustrative range of multiples was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the current and historical NTM Cash Adjusted P/E multiple ranges for the FCA Common Shares, the PSA Ordinary Shares, the ordinary shares of Faurecia and the securities of the Selected Companies, which multiples were calculated in the manner described under "Selected Companies Trading Multiples". Goldman Sachs then added to such illustrative values the value of FCA's estimated net industrial cash position as of December 31, 2021, and discounted the sum to present value as of October 29, 2019 using a range of illustrative discount rates of 9.5% to 10.5%, reflecting an estimate of FCA's cost of equity. Goldman Sachs derived such discount rates by application of the capital asset pricing model ("CAPM"), which requires certain company-specific inputs, including a beta for the FCA Common Shares as well as certain financial metrics for the European financial markets generally. Goldman Sachs then added to such values the present value of the cumulative dividends expected to be paid to the FCA Shareholders in the second quarter of 2020 (presumed to be Є1.1 billion in the aggregate pursuant to the Combination Agreement) and in 2021, based on the FCA Forecasts, an illustrative assumed payout ratio of 20% and illustrative discount rates ranging from 9.5% to 10.5%. This analysis indicated a range of illustrative implied present values per FCA Common Share, rounded to the nearest euro, of €17 to €26.

Pro Forma Combined Group

Goldman Sachs first calculated illustrative values per share of common stock of the pro forma combined group as of October 29, 2021, exclusive of the value of the pro forma combined group's estimated net industrial cash position, by applying illustrative NTM Cash Adjusted P/E multiples of 3.5x to 5.5x to estimates of the pro forma combined group's 2022 earnings per share, as adjusted to exclude interest income on the pro forma net industrial cash positions as of December 31, 2021 at an illustrative interest rate of 0.5% per annum and a weighted average tax rate of 23% (reflecting the relative contributions of FCA and PSA (excluding Faurecia) to adjusted earnings before interest and taxes ("EBIT") in 2022), for the pro forma combined group, based on the FCA Forecasts and the PSA Forecasts, (A) without the Synergies (the "No Synergies Analysis"), (B) taking into account only a portion of the Synergies for 2022 (the "Phased Synergies Analysis"), and (C) taking into account the run-rate Synergies as projected (the "Run-rate Synergies Analysis"). This illustrative range of multiples was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the current and historical NTM Cash Adjusted P/E multiple ranges for the FCA Common Shares, the PSA Ordinary Shares, the ordinary shares of Faurecia and the securities of the Selected Companies as described above under "FCA Standalone". Goldman Sachs then added to such illustrative values the value of the pro forma combined group's estimated net industrial cash position as of December 31, 2021 (calculated as the combined net industrial cash position of FCA and PSA (excluding Faurecia) using the FCA Forecasts and the PSA Forecasts, less the FCA Extraordinary Dividend, plus cash flows from the Synergies realizable in 2021), and discounted the sum to present value as of October 29, 2019 using illustrative discount rates ranging from 9.0% to 10.0%, reflecting an estimate of the pro forma combined group's cost of equity. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including a beta for the pro forma combined group, as well as certain financial metrics for the European financial markets generally. Goldman Sachs then added to such values the FCA Extraordinary Dividend per FCA Common Share and the present value of the cumulative dividends expected to be paid to the FCA Shareholders in the second quarter of 2020 and in 2021, determined based on the FCA Forecasts, an illustrative assumed payout ratio of 20% per guidance from the management of FCA and a range of illustrative discount rates of 9.0% to 10.0%.

No Synergies

For the No Synergies Analysis, Goldman Sachs took into account no Synergies in the estimate of 2022 cash adjusted earnings per share. This analysis indicated a range of illustrative implied equity values per FCA common share, rounded to the nearest euro, of €20 to €27.

Phased Synergies

For the Phased Synergies Analysis, Goldman Sachs took into account only a portion of the Synergies potentially realizable in 2022, based on a schedule prepared by the management of FCA and approved for Goldman Sachs' use by FCA, and taxed at a weighted average tax rate of 23%, to the estimate of 2022 cash adjusted earnings per share while Goldman Sachs assumed that the estimated pro forma net industrial cash position as of December 31, 2021 included the estimated cash flow from the Synergies realizable in 2021. This analysis indicated a range of illustrative implied equity values per FCA Common Share, rounded to the nearest euro, of €21 to €29.

Run-rate Synergies

For the Run-rate Synergies Analysis, Goldman Sachs took into account the run-rate Synergies as projected, taxed at a weighted average tax rate of 23%, to the estimate of 2022 cash adjusted earnings per share while Goldman Sachs assumed the estimated pro forma net industrial cash position as of December 31, 2021 included the estimated cash flow from the Synergies realizable in 2021. This analysis indicated a range of illustrative implied equity values per FCA Common Share, rounded to the nearest euro, of €23 to €32.

Illustrative Discounted Cash Flow Analysis

Using the FCA Forecasts, the PSA Forecasts and the Synergies, Goldman Sachs performed illustrative discounted cash flow analyses with respect to FCA on a standalone basis and pro forma for the Merger.

FCA Standalone

Using discount rates ranging from 7.0% to 9.0%, reflecting estimates of FCA's weighted average cost of capital ("WACC"), Goldman Sachs discounted to present value as of June 30, 2019 (i) estimates of the projected unlevered free cash flow for FCA for the six months ended December 31, 2019 and calendar years 2020 through 2022, and (ii) a range of illustrative terminal values for FCA derived by applying enterprise value, which is the market value of common equity plus net debt, to earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples ("EV/EBITDA multiples") ranging from 1.5x to 3.0x to a terminal year estimate of FCA's EBITDA as reflected in the FCA Forecasts (which multiples mathematically implied negative perpetuity growth rates ranging from (3.7)% to (15.2)%). The range of EV/EBITDA multiples was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical last 12 months' EV/EBITDA multiples for FCA, PSA, Faurecia and the Selected Companies. Goldman Sachs derived such discount rates by application of CAPM, taking into account certain company-specific inputs including FCA's target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the FCA Common Shares, as well as certain financial metrics for the European financial markets generally. Goldman Sachs derived the ranges of illustrative enterprise values for FCA by adding the ranges of present values it derived as described above. Goldman Sachs then added to such a range of illustrative enterprise values the amount of FCA's net industrial cash as of June 30, 2019, and subtracted therefrom (x) the amount of FCA's unfunded pension liabilities, taxed at an illustrative tax rate of 25%, and (y) FCA's non-controlling interests as of June 30, 2019, as provided by the management of FCA, to derive a range of illustrative equity values for FCA as of June 30, 2019. Goldman Sachs then accreted the illustrative equity values for FCA as of June 30, 2019 to present values as of October 29, 2019, by using an illustrative cost of equity of 10%. This analysis indicated a range of illustrative implied equity values per FCA Common Share, rounded to the nearest euro, of €21 to €37.

Pro Forma Combined Group

No Synergies

Using discount rates ranging from 7.0% to 9.0%, reflecting estimates of WACC for the pro forma combined group, Goldman Sachs discounted to present value as of June 30, 2019 (i) estimates of the projected unlevered free cash flow for the pro forma combined group for the six months ended December 31, 2019, and calendar years 2020 through 2022 and (ii) a range of illustrative terminal values for the pro forma combined group derived by applying EV/EBITDA multiples ranging from 1.5x to 3.0x to a terminal year estimated EBITDA of the pro forma combined group as reflected in the FCA Forecasts and the PSA Forecasts (which multiples mathematically implied negative perpetuity growth rates ranging from (4.8)% to (16.9)%). The range of EV/EBITDA multiples was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the current and historical last 12 months' EV/EBITDA multiples for FCA, PSA, Faurecia and the Selected Companies. Goldman Sachs derived such discount rates by application of CAPM, taking into account certain company-specific inputs including the pro forma combined group's target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the pro forma combined group, as well as certain financial metrics for the European financial markets generally. Goldman Sachs derived the ranges of illustrative enterprise values for the pro forma combined group by adding the ranges of present values it derived as described above. Goldman Sachs then added to such a range of illustrative enterprise values the amount of the estimated net industrial cash of the pro forma combined group as of June 30, 2019 (before the FCA Extraordinary Dividend is deducted), and subtracted therefrom (x) the amount of unfunded pension liabilities of each of FCA and PSA (excluding Faurecia) as of June 30, 2019, taxed at an illustrative tax rate of 25% and 20%, respectively, and (y) estimated pro forma non-controlling interests as of June 30, 2019, as provided by the management of FCA, to derive a range of illustrative equity values for the pro forma combined group as of June 30, 2019. Goldman Sachs then accreted the illustrative equity values for the pro forma combined group as of June 30, 2019 to present values as of October 29, 2019, by using an illustrative cost of equity of 9.5%, and deducted from such values the amount of the FCA Extraordinary Dividend per share of common stock of the pro forma combined group. Goldman Sachs then added to the illustrative equity values per share of common stock of the pro forma combined group the amount of the FCA Extraordinary Dividend per FCA Common Share. This analysis indicated a range of illustrative implied equity values per FCA Common Share, rounded to the nearest euro, of €22 to €34.

Including Synergies

Goldman Sachs also performed an illustrative discounted cash flow analysis to determine the net present value of the Synergies. Using discount rates ranging from 7.0% to 9.0%, reflecting estimates of WACC for the pro forma combined group, Goldman Sachs discounted to present value as of October 29, 2019

(i) estimates of the projected unlevered free cash flow comprising the Synergies for calendar years 2021 to 2029, and (ii) a range of illustrative terminal values for the Synergies by applying the same range of EV/EBITDA multiples (1.5x to 3.0x) to a terminal year estimated EBIT contribution of the Synergies. This analysis indicated a range of illustrative present values of €13 billion to €17 billion, which values were added to the range of illustrative implied equity values for the pro forma combined group described above. The sum was then divided by the number of fully diluted outstanding shares of the pro forma combined group to arrive at per share values. This analysis indicated a range of illustrative implied equity values per FCA Common Share, rounded to the nearest euro, of €26 to €40.

Selected Companies Trading Multiples

For purposes of the Illustrative Present Value of Future Stock Price Analysis and the Illustrative Discounted Cash Flow Analysis described above, using publicly available information, Goldman Sachs calculated the following for FCA, PSA excluding Faurecia, PSA and each of GM; Ford Motor Company ("Ford"); Volkswagen AG ("VW"); Daimler AG ("Daimler"); and Bayerische Motoren Werke AG ("BMW" and, together with GM, Ford, VW, and Daimler, the "Selected Companies"): (i) the share price to earnings ratio calculated using estimated earnings for 2020 ("2020E P/E"); (ii) Cash Adjusted P/E multiples using estimated earnings for 2020, computed by reducing the share price by the amount of net cash per share and reducing the earnings by the implied loss of interest income corresponding to the deemed elimination of cash (assuming a 0.5% per annum interest rate and a tax rate of 25%); in computing 2020E Cash Adjusted P/E multiples, Goldman Sachs used the net industrial cash position as of June 30, 2019 for FCA, PSA excluding Faurecia and PSA, and as of September 30, 2019 for the Selected Companies; and (iii) enterprise value, which is the market value of common equity plus net industrial debt as of June 30, 2019 for FCA, PSA excluding Faurecia and PSA, and as of September 30, 2019 for the Selected Companies, as a multiple of estimated EBITDA for 2019 ("2019E EV/ EBITDA") and 2020 ("2020E EV/ EBITDA").

The following table presents the multiples calculated by Goldman Sachs:

	FCA		PSA ex-Faurecia		PSA		GM		Ford		VW		Daimler		BMW		Median of the Selected Companies
2020E P/E	4.1	x	6.1	x	6.3	x	5.5	x	6.9	x	6.2	x	9.5	x	7.9	x	6.6	x
2020E Cash Adjusted P/E	3.4	x	3.0	x	4.2	x	5.1	x	5.6	x	5.7	x	7.8	x	5.3	x	5.5	x
2019E EV/EBITDA	1.8	x	1.7	x	2.2	x	2.7	x	3.4	x	3.0	x	3.6	x	2.7	x	2.9	x
2020E EV/EBITDA	1.7	x	1.6	x	2.2	x	2.4	x	3.0	x	3.0	x	3.1	x	2.5	x	2.7	x

Although none of the Selected Companies is directly comparable to FCA and PSA, the Selected Companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of FCA and PSA.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to FCA or PSA or the contemplated Merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the FCA Board as to the fairness from a financial point of view to FCA, as of the date of the opinion and taking into account the payment of the FCA Extraordinary Dividend (in the amount of €5.5 billion, as provided under the Original Combination Agreement), of the Exchange Ratio pursuant to the definitive documentation to be entered into pursuant to the Combination Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of FCA, PSA, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted.

The Exchange Ratio was determined through arm's-length negotiations between FCA and PSA and was approved by the FCA Board. Goldman Sachs provided advice to FCA during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to FCA or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.

Miscellaneous

As described above, Goldman Sachs' opinion to the FCA Board was one of many factors taken into consideration by the FCA Board in making its determination to approve the Combination Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs as included elsewhere in this Prospectus (see "Index to the Fairness Opinions").

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of FCA, PSA, any of their respective affiliates and third parties, including Exor, a significant shareholder of FCA, EPF/FFP, a significant shareholder of PSA, Dongfeng, a significant shareholder of PSA, and BPI, a significant shareholder of PSA, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Combination Agreement. Goldman Sachs acted as financial advisor to FCA in connection with, and participated in certain of the negotiations leading to, the Merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to FCA and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to FCA with respect to its sale of Magneti Marelli S.p.A. in May 2019. During the two-year period ended December 17, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to FCA and/or its affiliates (excluding Exor and/or its affiliates) of approximately $6.2 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to PSA and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunner to Faurecia with respect to its offering of 3.125% senior notes due 2026 (aggregate principal amount €500,000,000) in March 2019. During the two-year period ended December 17, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to PSA and/or its affiliates (excluding EPF/FFP, Dongfeng, BPI and their respective affiliates) of approximately $0.3 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Exor and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunner to CNH Industrial Capital LLC, an affiliate of Exor, with respect to the public offering of its 4.200% notes due 2024 (aggregate principal amount $500,000,000) in August 2018; as bookrunner to PartnerRe Limited, an affiliate of Exor, with respect to the public offering of its 3.700% senior notes due 2029 (aggregate principal amount $500,000,000); and as bookrunner to CNH Industrial N.V., an affiliate of Exor, with respect to the public offering of its 1.625% notes due 2029 (aggregate principal amount €500,000,000) in June 2019. During the two-year period ended December 17, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Exor and/or its affiliates of approximately $4.0 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to BPI and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunner to Bpifrance Financement S.A., an affiliate of BPI, in connection with the public offering of its 0.250% notes due 2023 (aggregate principal amount €1,000,000,000) in February 2018; as bookrunner to Bpifrance Financement S.A. in connection with the public offering of its 0.625% notes due 2026 (aggregate principal amount €750,000,000) in July 2019; and as bookrunner to BPI France Investissement, an affiliate of BPI, with respect to the public offering of its 0.875% notes due 2028 (aggregate principal amount €50,000,000) in July 2019. During the two-year period ended December 17, 2019, based on Goldman Sachs' books and records, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to BPI and/or its affiliates of approximately $0.6 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to the government of the People's Republic of China (including its agencies and instrumentalities), a significant shareholder of Dongfeng, and their respective affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to PSA, PSA, Exor, EPF/FFP, Dongfeng, BPI, the government of the People's Republic of China (including its agencies and instrumentalities) and their respective affiliates and, as applicable, portfolio companies, for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Exor and its affiliates from time to time and may have invested in limited partnership units of affiliates of Exor from time to time and may do so in the future.

The FCA Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement dated November 4, 2019, FCA engaged Goldman Sachs to act as its financial advisor in connection with the Merger. The engagement letter between FCA and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $35 million, $7.5 million of which became payable at announcement of the Combination Agreement, and the remainder of which is contingent upon consummation of the Merger. In addition, FCA has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

d'Angelin & Co.

FCA has retained d'Angelin to act as its financial advisor in connection with the Merger. FCA selected d'Angelin to act as its financial advisor based on its employees' qualifications and experience, d'Angelin's reputation as an internationally recognized investment banking firm and d'Angelin's familiarity with FCA. As part of this engagement, FCA requested that d'Angelin evaluate the fairness to FCA, from a financial point of view, of the exchange ratio pursuant to the Combination Agreement, subject to the FCA Extraordinary Dividend (in the amount of €5.5 billion, as provided under the Original Combination Agreement) and the Faurecia Distribution (contemplating, in accordance with the Original Combination Agreement, the distribution by Peugeot S.A. to its shareholders prior to the closing of the Merger, by special or interim dividend, of all of the shares held by Peugeot S.A. in Faurecia) (together, the "Proposed Distributions").

At a meeting of the FCA Board held on December 17, 2019, d'Angelin rendered to the FCA Board its opinion, which d'Angelin subsequently confirmed by delivery of a written opinion dated as of December 18, 2019 (the "Opinion Date") to the effect that, as of December 17, 2019 and the Opinion Date, respectively, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by d'Angelin described in d'Angelin's opinion, the exchange ratio pursuant to the Combination Agreement was fair, from a financial point of view, to FCA.

The full text of d'Angelin's written opinion, dated December 18, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by d'Angelin in delivering its opinion, is included elsewhere in this Prospectus (see "Index to the Fairness Opinions"). The description of d'Angelin's written opinion set forth in this Prospectus is qualified in its entirety by the full text of such opinion. d'Angelin's opinion does not constitute a recommendation to the FCA Board or to any other persons in respect of the Merger, including as to how any holder of FCA Common Shares should vote or act with respect to the Merger. Prospective investors are encouraged to read d'Angelin's opinion carefully and in its entirety.

In connection with delivering its opinion, d'Angelin, among other things:

●	reviewed a draft of the Combination Agreement in the form provided to d'Angelin;

●	reviewed certain publicly available financial statements and other business and financial information of FCA N.V., Peugeot S.A. and Faurecia;

●
reviewed FCA's and PSA's internal business plan financial projections for the period 2019 through 2022 ("Management Figures"), which were provided to d'Angelin, and approved for d'Angelin's use, by FCA's management;

●	reviewed certain publicly available research analysts' consensus financial forecasts for FCA N.V., Peugeot S.A. and Faurecia for the period 2019 through 2022 ("Consensus Figures");

●
reviewed certain estimates relating to certain strategic, financial and operational benefits anticipated from the Merger, including projected synergies ("Synergies"), which were provided to d'Angelin, and approved for d'Angelin's use, by FCA's management;

●	discussed the past and current operations and financial condition and the prospects of FCA with senior executives of FCA;

●
reviewed the pro forma impact of the transaction on earnings per share to the holders of FCA Common Shares and certain other financial metrics, including the potential value creation and investment returns;

●	reviewed the reported prices and trading activity for the listed and or reported trading of the FCA Common Shares, PSA Ordinary Shares and Faurecia shares;

●
compared, to the extent publicly available, the financial performance of FCA and PSA and the prices and trading activity of the FCA Common Shares and PSA Ordinary Shares, with those of certain other publicly traded companies that were deemed relevant, and their securities; and

●	performed such other analyses and reviewed such other material and information as deemed appropriate.

For purposes of its analysis and opinion, d'Angelin assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to d'Angelin by FCA, without any independent verification of such information (and does not assume responsibility or liability for any independent verification of such information), and further relied upon the assurance of the management of FCA that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Management Figures and the Synergies, d'Angelin assumed with FCA's consent that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of FCA as to the future financial performance of FCA and PSA and the other matters covered thereby. d'Angelin relied, at the direction of FCA, on the assessments of the managements of FCA and PSA as to the ability to achieve the Synergies. d'Angelin expressed no view as to the Management Figures and the Synergies, or the assumptions on which they are based.

For purposes of its analysis and opinion, d'Angelin assumed, in all respects material to its analysis, that (i) the representations and warranties of each party contained in the Combination Agreement were true and correct, (ii) the Proposed Distributions will occur prior to the Merger, (iii) each party would perform all of the covenants and agreements required to be performed by it under the Combination Agreement, (iv) all conditions to the completion of the Merger would be satisfied without waiver or modification of such conditions, and (v) the definitive Combination Agreement would not differ in any material respect from the draft of the Combination Agreement furnished to d'Angelin. d'Angelin further assumed, in all respects material to d'Angelin's analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the completion of the Merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on FCA, PSA or the completion of the Merger or reduce the contemplated benefits to FCA of the Merger.

d'Angelin was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to FCA, from a financial point of view, of the Exchange Ratio (which, for the avoidance of doubt, contemplates the consummation of the Proposed Distributions prior to the Merger) as of the Opinion Date. d'Angelin did not express any view on, and d'Angelin's opinion did not address, the fairness of the proposed merger to, or any consideration received in connection therewith by the officers, directors or employees of FCA or PSA, or any class of such persons, whether relative to the consideration to be paid to the holders of FCA Common Shares in the Merger or otherwise. d'Angelin was not asked to, nor did it express any view on, and d'Angelin's opinion did not address, the valuation of the Faurecia stake distributed to PSA Shareholders other than the value observable in the market on December 12, 2019, nor any other term or aspect of the Combination Agreement or the Merger, including, without limitation, the Proposed Distributions, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Combination Agreement or entered into or amended in connection with the Combination Agreement. d'Angelin's opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to FCA, nor did it address the underlying business decision of FCA to engage in the Merger. d'Angelin did not express any view on, and d'Angelin's opinion did not address, what the value of FCA Common Shares actually would be when issued or the prices at which FCA Common Shares would trade at any time, including following announcement or completion of the Merger. d'Angelin is not a legal, regulatory, accounting or tax advisor and relied upon, without independent verification, the accuracy and completeness of assessments by FCA and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by d'Angelin with the FCA Board on December 17, 2019 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by d'Angelin. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by d'Angelin. Except as otherwise noted, d'Angelin's opinion summarized below was based upon information made available to d'Angelin as of the Opinion Date and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated on such date, with the exception of FCA N.V. and Peugeot S.A. share prices and Consensus Figures, which were reviewed as of October 29, 2019 (the "Undisturbed Date"). d'Angelin has no obligation to update, revise or reaffirm its opinion based on subsequent developments.

For purposes of its analyses and reviews, d'Angelin considered general business, economic, market and financial conditions, industry sector performance and other matters, as they existed and could be evaluated as of the Opinion Date, many of which are beyond the control of FCA and PSA. These include, among other things, the impact of competition on the business of FCA, PSA and the automotive and automotive finance industries generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of FCA, PSA and the automotive and automotive finance industries, or in the financial markets in general. The estimates contained in d'Angelin's analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by d'Angelin's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, d'Angelin's analyses and reviews are inherently subject to substantial uncertainty and d'Angelin assumes no responsibility if future results are materially different from those forecasted in such estimates.

The following summary of d'Angelin's financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of d'Angelin's financial analyses. Considering the tables below without considering the full narrative description of d'Angelin's financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

Summary of d'Angelin's Financial Analyses

For the purposes of the valuation analyses set forth in the sections below, d'Angelin reviewed and compared certain financial information of FCA and PSA to corresponding financial multiples and ratios for the following selected publicly traded companies in the automotive Original Equipment Manufacturer industry, referred to as the "Automotive Peers":

●	BMW;

●	Daimler;

●	Ford;

●	GM;

●	Renault SA, referred to as "Renault"; and

●	VW.

For each of the Automotive Peers, in addition to FCA and PSA, d'Angelin calculated:

●
Total industrial enterprise value (defined as market capitalization, less financial services equity value, plus preferred stock, plus net industrial debt, plus non-controlling interests, plus unfunded pension obligations, less investments in unconsolidated affiliates) as a multiple of estimated calendar year 2020 EBIT (defined as earnings before interest and taxes) and EBITDA (defined as earnings before interest, taxes, depreciation and amortization), referred to as 2020E EV/EBIT and 2020E EV/EBITDA, respectively;

●
Total enterprise value as a multiple of next-twelve-months EBIT and EBITDA, calculated on a daily basis for the three years prior to December 12, 2019, referred to as Historical EV/EBIT and Historical EV/EBITDA, respectively; and

●	The price of a share of common stock as a multiple of estimated calendar year 2020 EPS (defined as earnings per share), referred to as 2020E P/E.

In evaluating the Automotive Peers, d'Angelin made judgments and assumptions with regard to general business, economic and market conditions affecting the Automotive Peers and other matters, as well as differences in the Automotive Peers' financial, business and operating characteristics. Such analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the Automotive Peers and the multiples derived from the Automotive Peers, including market positioning, geographical exposure and specific business perspectives. Mathematical analysis, such as determining the mean or median of valuation multiples cannot, in itself, be deemed a meaningful method of using the data of the Automotive Peers.

When conducting valuation analyses involving Automotive Peers' trading multiples, d'Angelin assessed the value of FCA and PSA based on both Management Figures and Consensus Figures. For all other valuation analyses, d'Angelin focused primarily on Management Figures. Financial data of the Automotive Peers was based on S&P Capital IQ, public filings and other publicly available information.

In calculating the implied exchange ratios as reflected in the financial analyses described below, d'Angelin used the ranges of implied share prices of FCA N.V. and Peugeot S.A., adjusted for the FCA Extraordinary Dividend (€5.5bn) and the Faurecia Distribution (at market value as of December 12, 2019 and contemplating, in accordance with the Original Combination Agreement, the distribution by PSA to its shareholders prior to the closing of the Merger, by special or interim dividend, of all of the shares held by PSA in Faurecia), respectively (the "Distribution-Adjusted Share Prices"). d'Angelin divided the lowest Distribution-Adjusted Share Price for PSA by the highest Distribution-Adjusted Share Price for FCA, to obtain the low end of the exchange ratio range; and divided the highest Distribution-Adjusted Share Price for PSA by the lowest Distribution-Adjusted Share Price for FCA, to obtain the high end of the exchange ratio range.

In valuing FCA Common Shares and PSA Ordinary Shares, d'Angelin used both sum-of-the-parts ("SOTP") valuation methodologies and consolidated valuation methodologies (see below), as set forth in the sections below. Under SOTP valuation methodologies, d'Angelin assessed the valuation of core industrial activities ("Industrial Activities") separately from financial services activities ("Financial Services") for both FCA and PSA. Under consolidated valuation methodologies, Industrial Activities and Financial Services were valued together on a consolidated basis.

SOTP Valuation Methodologies

FCA

Financial Services Valuation

For the purpose of valuing FCA's Financial Services separately from Industrial Activities, d'Angelin reviewed (i) Price-to-Book Value ("P/BV") multiples from listed trading comparables, (ii) P/BV from PSA's acquisition of GM's European Financial Services, and (iii) P/BV implied from a regression analysis of P/BV – LTM RoE from a list of banking peers, each in an attempt to provide an implied value of FCA's Financial Services by comparing it to companies conducting similar activities that are publicly traded and a transaction in the industry in which it operates, respectively. Based on the foregoing and based on its professional judgment and experience, d'Angelin applied the P/BV multiple ranges summarized in the table below:

Valuation Methodology	P/BV Range		FCA Financial Services Implied Equity Valuation
PSA's Acquisition of GM's European Financial Services	0.8	x	€1.6 bn
Trading Comparables	1.1	x	€2.2 bn
RoE - P/BV Regression	0.9x - 1.1	x	€1.8 bn - €2.2 bn
Selected Range	0.8x - 1.1	x	€1.6 bn - €2.2 bn

Industrial Activities Valuation | Based on Trading Multiples

d'Angelin performed a comparable company trading analysis in an attempt to provide an implied value of FCA's Industrial Activities by comparing it to companies conducting similar activities that are publicly traded. For the purpose of valuing FCA's Industrial Activities using trading multiples, d'Angelin split FCA's Industrial Activities into (i) North America, (ii) rest of the world ("ROW"), and (iii) Maserati, each valued separately on an EV/EBITDA basis, in line with research analysts' methodology in valuing U.S. automotive businesses. Based on selected Automotive Peers' EV/EBITDA and based on its professional judgment and experience, d'Angelin derived the following valuation, using both Management Figures and Consensus Figures:

Valuation Based on Management Figures
Division	2020E Implied Industrial EV/EBITDA		FCA Industrial Activities Implied Enterprise Value
Industrial Activities (North America + ROW + Maserati)	2.4x - 2.9	x	€31.5 bn - €37.9 bn

Valuation Based on Consensus Figures
Division	2020E Implied Industrial EV/EBITDA		FCA Industrial Activities Implied Enterprise Value
Industrial Activities (North America + ROW + Maserati)	2.4x - 2.9	x	€29.4 bn - €35.4 bn

Industrial Activities Valuation | Based on Discounted Cash Flows ("DCF")

d'Angelin performed a discounted cash flow analysis, which is designed to provide an implied value of FCA's Industrial Activities by calculating the present value of the estimated future cash flows and terminal value of FCA's Industrial Activities. For the purpose of such valuation, d'Angelin calculated the estimated present value of Industrial Activities' unlevered, after-tax free cash flows that FCA was forecasted to generate during FCA's fiscal years 2019 through 2022 based on Management Figures. For purposes of this analysis, unlevered after-tax free cash flows were calculated as EBITDA, less taxes, plus / minus change in net working capital and less capital expenditures. d'Angelin calculated terminal values for FCA's Industrial Activities by applying an exit EV/EBIT multiple range of 2.5-3.0x, based on Automotive Peers' Historical EV/EBIT multiples and d'Angelin's professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that FCA was forecasted to generate based on Management Figures. The cash flows and terminal values in each case were then discounted to present value as of December 12, 2019 using the mid-year cash flow discounting convention and a discount rate of 8.1%, which discount rate was selected, upon the application of d'Angelin's professional judgment and experience, to reflect a weighted average cost of capital calculation for FCA Industrial Activities. The DCF assumptions and implied valuation are summarized in the table below:

DCF Assumptions
WACC	Exit EBIT Margin	Exit NTM EV/EBIT		FCA Industrial Activities Implied Enterprise Value
8.1%	6.0% - 8.0%	2.5x - 3.5	x	€32.2 bn - €39.7 b	n

Sum-of-the-Parts

Using the foregoing valuations of FCA's Financial Services and Industrial Activities, along with FCA's forecasts and the number of fully diluted outstanding FCA Common Shares as provided to d'Angelin by FCA's management, this valuation analysis indicated the following ranges of equity value of FCA and implied per share equity value for FCA Common Shares:

Industrial Activities Valuation Methodology	Industrial Activities Enterprise Value (EV)		Industrial EV Bridge	Financial Services Equity Value		Implied FCA Equity Value		Implied FCA Share Price
Trading Multiples (Mgmt Case)	€31.5 bn - €37.9 b	n	€(2.6) bn	€1.6 bn - €2.2 b	n	€30.4 bn - €37.5 b	n	€19.19 - €23.66
Trading Multiples (Cons. Case)	€29.4 bn - €35.4 b	n	€(2.6) bn	€1.6 bn - €2.2 b	n	€28.4 bn - €35.0 b	n	€17.89 - €22.05
DCF (Management Case)	€32.2 bn - €39.7 b	n	€(2.6) bn	€1.6 bn - €2.2 b	n	€31.2 bn - €39.3 b	n	€19.64 - €24.78
___________________________________________________________________________________________________________
Note: Industrial EV Bridge is defined as the negative sum of net industrial debt, plus non-controlling interests, plus unfunded pension obligations, less investments in unconsolidated affiliates

PSA

Financial Services Valuation

For the purpose of valuing PSA's Financial Services, and in line with the valuation performed for FCA's Financial Services, d'Angelin reviewed (i) P/BV multiples from listed trading comparables, (ii) P/BV from PSA's acquisition of GM's European Financial Services, and (iii) P/BV implied from a regression analysis of P/BV – LTM RoE from a list of European banking peers, each in an attempt to provide an implied value of PSA's Financial Services by comparing it to companies conducting similar activities that are publicly traded and a transaction in the industry in which it operates, respectively. Based on the foregoing and based on its professional judgment and experience, d'Angelin applied the P/BV multiple ranges summarized in the table below:

Valuation Methodology	P/BV Range	PSA Financial Services Implied Equity Valuation
PSA's Acquisition of GM's European Financial Services	0.8x	€2.4 bn
Trading Comparables	1.1x	€3.3 bn
RoE - P/BV Regression	0.9x - 1.1x	€2.7 bn - €3.3 bn
Selected Range	0.8x - 1.1x	€2.4 bn - €3.3 bn

Industrial Activities Valuation | Based on Trading Multiples

d'Angelin performed a comparable company trading analysis in an attempt to provide an implied value of PSA's Industrial Activities by comparing it to companies conducting similar activities that are publicly traded. For the purpose of valuing PSA's Industrial Activities using trading multiples, d'Angelin valued Industrial Activities on an EV/EBIT basis, in line with research analysts' methodology in valuing European automotive businesses. Based on selected Automotive Peers' EV/EBIT and based on its professional judgment and experience, d'Angelin applied the trading multiple reference ranges summarized in the table below:

Valuation Based on Management Figures
Division	Selected Multiples 2020E Implied Industrial EV/EBIT	PSA Industrial Activities Implied Enterprise Value
Industrial Activities (Peugeot-Citroen + Opel-Vauxhall)	4.0x - 4.5x	€22.6 bn - €25.1bn

Valuation Based on Consensus Figures
Division	Selected Multiples 2020E Implied Industrial EV/EBIT	PSA Industrial Activities Implied Enterprise Value
Industrial Activities (Peugeot-Citroen + Opel-Vauxhall)	4.0x - 4.5x	€18.4 bn - €20.4 bn

Industrial Activities Valuation | Based on Discounted Cash Flows

d'Angelin performed a discounted cash flow analysis, which is designed to provide an implied value of PSA's Industrial Activities by calculating the present value of the estimated future cash flows and terminal value of PSA's Industrial Activities. For the purpose of such valuation, d'Angelin calculated the estimated present value of Industrial Activities' unlevered, after-tax free cash flows that PSA was forecasted to generate during PSA's fiscal years 2019 through 2022 based on Management Figures. For purposes of this analysis, unlevered after-tax free cash flows were calculated as EBITDA, less taxes, plus / minus change in net working capital and less capital expenditures. d'Angelin calculated terminal values for PSA's Industrial Activities by applying an exit EV/EBIT multiple range of 2.5-3.0x, based on Automotive Peers' Historical EV/EBIT multiples and d'Angelin's professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that PSA was forecasted to generate based on Management Figures. The cash flows and terminal values in each case were then discounted to present value as of December 12, 2019 using the mid-year cash flow discounting convention and a discount rate of 8.4%, which discount rate was selected, upon the application of d'Angelin's professional judgment and experience, to reflect a weighted average cost of capital calculation for PSA's Industrial Activities. The DCF assumptions and implied valuation are summarized in the table below:

DCF Assumptions
WACC	Exit EBIT Margin	Exit NTM EV/EBIT	PSA Industrial Activities Implied Enterprise Value
8.4%	6.0% - 8.0%	2.5x - 3.5x	€22.0 bn - €26.1 bn

Sum-of-the-Parts

Using the foregoing valuations of PSA's Financial Services and Industrial Activities, along with PSA's forecasts and the number of fully diluted outstanding PSA Ordinary Shares as provided to d'Angelin by

FCA's management, this valuation analysis indicated the following ranges of equity value of PSA and implied per share equity value for PSA Ordinary Shares:

Industrial Activities Valuation Methodology	Industrial Activities Enterprise Value (EV)		Industrial EV Bridge	Financial Services Equity Value		Implied PSA Equity Value		Implied PSA Share Price
Trading Multiples (Management Case)	€22.6 bn - €25.1 b	n	€5.4 bn	€2.4 bn - €3.3 b	n	€33.5 bn - €36.9 b	n	€35.57 - €39.17
Trading Multiples (Consensus Case)	€18.4 bn - €20.4 b	n	€5.4 bn	€2.4 bn - €3.3 b	n	€29.3 bn - €32.3 b	n	€31.12 - €34.23
DCF (Management Case)	€22.0 bn - €26.1 b	n	€5.4 bn	€2.4 bn - €3.3 b	n	€33.0 bn - €38.0 b	n	€35.02 - €40.25
___________________________________________________________________________________________________________
Note: Industrial EV Bridge is defined as the negative sum of net industrial debt, plus non-controlling interests, plus unfunded pension obligations, less investments in unconsolidated affiliates

Implied Exchange Ratios

Utilizing the implied equity value reference ranges derived for FCA and PSA described above, d'Angelin calculated the following implied exchange ratio ranges (as explained above), in each case compared to the Exchange Ratio of 1.742 pursuant to the Combination Agreement:

Sum-of-the-Parts (SOTP) Valuation
Valuation Methodology	Range of Implied Exchange Ratios
Trading Multiples (Management Case)	1.59x - 2.28x
Trading Multiples (Consensus Case)	1.49x - 2.14x
Discounted Cash Flows (Management Case)	1.48x - 2.28x

Consolidated Valuation | Based on Trading Multiples

FCA

For the purpose of valuing FCA's consolidated business using trading multiples, d'Angelin used a trading P/E valuation methodology. Based on selected Automotive Peers' P/E and based on its professional judgment and experience, d'Angelin applied the trading multiple reference ranges summarized in the table below:

Valuation Based on Management Figures
Division	Selected Multiples 2020E P/E	PSA Implied Share Price
Consolidated (Industrial Activities + Financial Services)	5.7x - 7.7x	€23.45 - €31.46

Valuation Based on Consensus Figures
Division	Selected Multiples 2020E P/E	PSA Implied Share Price
Consolidated (Industrial Activities + Financial Services)	5.7x - 7.7x	€22.07 - €29.62

PSA

For the purpose of valuing PSA's consolidated business using trading multiples, d'Angelin used a trading P/E valuation methodology. Based on selected Automotive Peers' P/E and based on its professional judgment and experience, d'Angelin applied the trading multiple reference ranges summarized in the table below:

Valuation Based on Management Figures
Division	Selected Multiples 2020E P/E	FCA Implied Share Price
Consolidated (Industrial Activities + Financial Services)	5.7x - 7.7x	€17.69 - €23.74

Valuation Based on Consensus Figures
Division	Selected Multiples 2020E P/E	PSA Implied Share Price
Consolidated (Industrial Activities + Financial Services)	5.7x - 7.7x	€15.58 - €20.90

Implied Exchange Ratios

Utilizing the implied equity value reference ranges derived for FCA and PSA described above, d'Angelin calculated the following implied exchange ratio ranges (as explained above), in each case compared to the Exchange Ratio of 1.742 pursuant to the Combination Agreement:

Consolidated Valuation
Valuation Methodology	Range of Implied Exchange Ratios
Trading Multiples (Management Case)	0.99x - 1.97x
Trading Multiples (Consensus Case)	1.07x - 2.17x

Other Factors

d'Angelin also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

52-Week Trading Range Analysis

FCA

d'Angelin reviewed historical trading prices of FCA Common Shares during the 12-month period ended on the Undisturbed Date, noting that the low and high closing prices during such period ranged from approximately €10.71 to approximately €13.15 per FCA Common Share, respectively, and a range of equity value of €17.0 billion to €20.9 billion, respectively.

PSA

d'Angelin reviewed historical trading prices of PSA Ordinary Shares during the 12-month period ended on the Undisturbed Date, noting that the low and high closing prices during such period ranged from approximately €16.63 to approximately €25.04 per PSA Ordinary Share, respectively, and a range of equity value of €15.7 billion to €23.6 billion, respectively.

Exchange Ratio

The 52-week trading range analysis implies an exchange ratio range of 1.37x - 2.99x.

Equity Research Analyst Target Prices

FCA

d'Angelin reviewed selected public market trading price targets for the FCA Common Shares prepared and published by equity research analysts that were publicly available prior to the Undisturbed Date. These price targets, which ranged from €12.00 to €14.70 per FCA Common Share (excluding first and last quartiles, to remove outliers), reflect analysts' estimates of the future public market trading price of the FCA Common Shares at the time the price target was published. The price targets range implied a range of equity value of approximately €19.0 billion to approximately €23.3 billion. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the FCA Common Shares and these target prices and the analysts' earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of FCA and future general industry and market conditions.

PSA

d'Angelin reviewed selected public market trading price targets for the PSA Ordinary Shares prepared and published by equity research analysts that were publicly available prior to the Undisturbed Date. These price targets, which ranged from €21.00 to €28.25 per PSA Ordinary Share (excluding first and last quartiles, to remove outliers), reflect analysts' estimates of the future public market trading price of the PSA Ordinary Shares at the time the price target was published. The price targets range implied a range of equity value of approximately €19.8 billion to approximately €26.6 billion. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the FCA Common Shares and these target prices and the analysts' earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of FCA and future general industry and market conditions.

Exchange Ratio

The equity research analyst target prices imply an exchange ratio range of 1.57x - 2.91x.

Internal Rate of Return ("IRR") Analysis

d'Angelin reviewed the illustrative IRR to FCA Shareholders, calculated over a three-year period, under several scenarios: (i) FCA standalone, (ii) FCA merger with PSA assuming phased synergies (with potential re-rating), and (iii) FCA merger with PSA assuming phased synergies until 2022 and steady state synergies by 2023 (with potential re-rating). The analysis assumes the purchase of one FCA Common Share on the Undisturbed Date, 20% payout ratio during the three-year period and the payment of FCA's €5.5 billion special dividend. Under Management Figures, this analysis resulted in an illustrative IRR to FCA Shareholders of 29.2% - 66.6% under the two merger scenarios above, compared to 21.3% standalone. Under Consensus Figures, this analysis resulted in an illustrative IRR to FCA Shareholders of 19.3% - 49.7% under merger scenarios, compared to 11.1% standalone.

Miscellaneous

The foregoing summary of d'Angelin's financial analyses does not purport to be a complete description of the analyses or data presented by d'Angelin to the FCA Board. In connection with the review of the Merger by the FCA Board, d'Angelin performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying d'Angelin's opinion. In arriving at its fairness determination, d'Angelin considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, d'Angelin made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, d'Angelin may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of d'Angelin with respect to the actual value of the FCA Common Shares at any time. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

d'Angelin's financial advisory services and its opinion were provided for the information and benefit of the FCA Board (in its capacity as such) in connection with its evaluation of the proposed merger. The issuance of d'Angelin's opinion was approved by d'Angelin's Fairness Opinion Committee in accordance with d'Angelin's customary practice. d'Angelin's opinion and its presentation to the FCA Board was one of many factors taken into consideration by the FCA Board in deciding to consider, approve and declare the advisability of the Combination Agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the FCA Board with respect to the Exchange Ratio pursuant to the Combination Agreement or of whether the FCA Board would have been willing to agree to a different exchange ratio.

The Exchange Ratio was determined by FCA and PSA through arm's-length negotiations and was approved by the FCA Board. d'Angelin did not recommend any specific exchange ratio to FCA or the FCA Board or opine that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.

d'Angelin acted as financial advisor to FCA in connection with, and participated in certain of the negotiations leading to, the Merger. d'Angelin has provided certain financial advisory services to FCA and its affiliates from time to time, in particular starting from January 2019, for which d'Angelin received, and may receive, compensation, including acting as financial advisor to FCA with respect to FCA's exploration of a potential business combination with Groupe Renault. During the two-year period prior to the Opinion Date d'Angelin recognized compensation for its financial advisory services provided to FCA and/or its affiliates of approximately €0.4 million. In addition, pursuant to the terms of d'Angelin's engagement letter dated March 4, 2019 and subsequent addendums with FCA, FCA paid or agreed to pay d'Angelin fees for its services with respect to the Merger in the aggregate amount of approximately €6.5 million, €2 million of which became payable in connection with advice relating to the Merger and the delivery of a fairness opinion and €4.5 million of which will become payable upon completion of the Merger. FCA has also agreed to reimburse d'Angelin for its expenses and to indemnify d'Angelin against certain liabilities arising out of its engagement.

In addition, during the two-year period prior to the Opinion Date, d'Angelin was not engaged to provide financial advisory or other services to PSA and d'Angelin did not receive any compensation from PSA. d'Angelin may provide financial advisory or other services to FCA and PSA in the future in connection with which d'Angelin may receive compensation.

d'Angelin regularly engages in a wide range of activities for its own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, capital markets advisory and related activities.

Opinion of the Financial Advisor to the PSA Supervisory Board

Perella Weinberg UK Limited

The PSA Supervisory Board retained Perella Weinberg to act as its financial advisor in connection with a potential transaction involving FCA N.V. Peugeot S.A. selected Perella Weinberg based on Perella Weinberg's qualifications, expertise and reputation and its knowledge of the business and affairs of PSA and the industries in which PSA conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On September 14, 2020, Perella Weinberg rendered to the PSA Supervisory Board its oral opinion, subsequently confirmed in writing that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its opinion, the Exchange Ratio provided for in the combination agreement was fair from a financial point of view to the holders of PSA Ordinary Shares.

The full text of Perella Weinberg's written opinion, dated September 14, 2020, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is included elsewhere in this Prospectus (see "Index to the Fairness Opinions") Holders of PSA Ordinary Shares are urged to read Perella Weinberg's opinion carefully and in its entirety. Perella Weinberg's opinion is for the information and assistance of the PSA Supervisory Board in connection with, and for the purposes of its evaluation of, the contemplated revised merger pursuant to the Combination Agreement (the "Amended Transaction"). Perella Weinberg's opinion was not intended to be and does not constitute a recommendation to any holder of PSA Ordinary Shares or FCA Common Shares as to how such holders should vote or otherwise act with respect to the Amended Transaction or any other matter and does not in any manner address the prices at which the PSA Ordinary Shares or FCA Common Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Amended Transaction to, or any consideration received in connection with the Amended Transaction by, the holders of any other class of securities, creditors or other constituencies of PSA. This summary of the opinion of Perella Weinberg is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

●	reviewed certain publicly available financial statements and other business and financial information with respect to PSA, Faurecia, and FCA, including research analyst reports;

●	reviewed certain publicly available financial forecasts prepared by research analysts relating to PSA and FCA (the "Public Forecasts");

●	reviewed estimates of synergies anticipated by PSA's management to result from the Amended Transaction (collectively, the "Anticipated Synergies");

●
discussed the past and current business, operations, financial condition and prospects of PSA, including the Anticipated Synergies and matters relating to Faurecia, with members of the PSA Supervisory Board, and discussed the past and current business, operations, financial condition and prospects of FCA with the PSA Supervisory Board;

●	reviewed the relative financial contributions of PSA and FCA to the future financial performance of Stellantis on a pro forma basis;

●	compared the financial performance of PSA and FCA with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

●	compared the financial terms of the Amended Transaction with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

●
reviewed the historical trading prices and trading activity for the PSA Ordinary Shares and the FCA Common Shares, and compared such price and trading activity of the PSA Ordinary Shares and FCA Common Shares with each other and with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

●	participated in discussions with certain representatives of PSA and the PSA Supervisory Board, and their respective advisors;

●	reviewed the Original Combination Agreement and a draft, dated September 10, 2020, of the Combination Agreement Amendment (the "Draft Amendment"); and

●	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that is available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the PSA Supervisory Board that, to the PSA Supervisory Board's knowledge, the information furnished, or approved for Perella Weinberg's use, by the PSA Supervisory Board for purposes of Perella Weinberg's analysis did not contain any material omissions or misstatements of material fact. Perella Weinberg assumed with the PSA Supervisory Board's consent that there were no material undisclosed liabilities of PSA or FCA for which adequate reserves or other provisions had not been made. As the PSA Supervisory Board was aware, Perella Weinberg had not been provided with, and did not have access to, financial forecasts relating to PSA or FCA, prepared either by the management of PSA or FCA. In that regard, Perella Weinberg had been advised by the PSA Supervisory Board and assumed, with the PSA Supervisory Board's consent, that the Public Forecasts were a reasonable basis upon which to evaluate the future financial performance of PSA and FCA and Perella Weinberg used the Public Forecasts in performing its analysis. Perella Weinberg assumed, with the PSA Supervisory Board's consent, that the Anticipated Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of PSA to result from the Amended Transaction would be realized in the amounts and at the times projected by the management of PSA, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg relied without independent verification upon the assessment by the management of PSA and the PSA Supervisory Board of the timing and risks associated with the integration of PSA and FCA. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of PSA or FCA, nor was it furnished with any such valuations or appraisals, nor did it assume any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of PSA or FCA. In addition, Perella Weinberg did not evaluate the solvency of any party to the combination agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final Combination Agreement Amendment would not differ in any material respect from the Draft Amendment reviewed by them and that the Amended Transaction would be consummated in accordance with the terms set forth in the Combination Agreement, without material modification, waiver or delay, in particular regarding the FCA Extraordinary Dividend, and that all representations and warranties in the Original Combination Agreement were true and correct when made and that all representations and warranties in the Combination Agreement would be true and correct as of the closing of the Amended Transaction. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed Amended Transaction, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on PSA, FCA or the contemplated benefits expected to be derived in the Amended Transaction. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg's opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Exchange Ratio provided for in the combination agreement to the holders of the PSA Ordinary Shares. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Combination Agreement or any other document contemplated by or entered into in connection with the Combination Agreement or the form or structure of the Amended Transaction or the likely timeframe in which the Amended Transaction would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Combination Agreement, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the combination agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood Peugeot S.A. had received such advice as it deemed necessary from qualified professionals. Perella Weinberg's opinion does not address Peugeot S.A.'s underlying business decision to enter into the Combination Agreement or the relative merits of the Amended Transaction as compared with any other strategic alternative which may be available to Peugeot S.A. Perella Weinberg was not authorized to solicit, and did not solicit, indications of interest in a transaction with Peugeot S.A. from any party.

Perella Weinberg's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. In particular, the financial, credit and stock markets had been experiencing unusual volatility and Perella Weinberg expressed no view or opinion as to the potential effects of such volatility on PSA, FCA or the Amended Transaction. It should be understood that subsequent developments may affect Perella Weinberg's opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg's opinion was approved by a fairness opinion committee of Perella Weinberg.

For the avoidance of doubt, Perella Weinberg's opinion was not delivered pursuant to Article 261-1 of the Règlement général of the AMF (the "RG-AMF") and should not be considered a "rapport d'expert indépendant" nor an "expertise indépendante" or "attestation d'équité", nor shall Perella Weinberg or its affiliates be considered an "expert indépendant", in each case within the meaning of the RG‑AMF (in particular Book II, Title VI thereof).

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the PSA Supervisory Board in connection with Perella Weinberg's opinion relating to the Amended Transaction and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg's financial analyses.

Selected Publicly-Traded Companies Analysis

Perella Weinberg performed a selected publicly-traded companies analysis, which is a method of deriving an implied value range for a company's equity securities based on a review of selected publicly-traded companies generally deemed relevant for comparative purposes. Perella Weinberg reviewed financial market multiples and ratios of the following selected publicly-traded companies:

●	General Motors Company;

●	Ford Motor Company;

●	Volkswagen AG;

●	Groupe Renault.

Although none of the above companies is identical to PSA or FCA, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to PSA and FCA in one or more respects.

For each of the selected public-traded companies, Perella Weinberg calculated and compared financial information and financial market multiples and ratios based on company filings for historical information and consensus third party research estimates for forecasted information.

For each of the selected publicly-traded companies, Perella Weinberg reviewed (i) the ratio of automobile enterprise value (which represents fully diluted equity value based on such company's closing share price as of September 9, 2020 less net industrial cash, plus unfunded pension obligations post tax, plus non-controlling interests, less equity accounted investments and less the value of the company's financing services divisions ("Auto EV")) to estimated calendar year 2021 EBITDA adjusted for capitalized R&D expenses and financial services contribution ("Adjusted EBITDA") based on consensus third party research estimates and (ii) the ratio of fully diluted equity value based on such company's closing share price as of September 9, 2020 less net industrial cash to estimated calendar year 2021 net income ("Cash P/E") based on consensus third party research estimates. The results of these analyses are summarized in the following table:

	2021E Auto EV / Adjusted EBITDA	2021E Cash P/ E
General Motors Company	4.7x	8.3x
Ford Motor Company	3.4x	13.2x
Volkswagen AG	1.9x	5.3x
Groupe Renault	2.2x	n.m.

Based on the analysis of the relevant metrics described above and on professional judgments made by Perella Weinberg, Perella Weinberg selected and applied a median multiple from Groupe Renault and Volkswagen AG of 2.00x, implying a range of multiples of 1.75x to 2.25x, to the 2021E Adjusted EBITDA of PSA using the Public Forecasts, and applied a median multiple from Groupe Renault, Volkswagen AG, Ford Motor Company and General Motors Company of 2.75x implying a range of multiples of 2.50x to 3.00x, to the 2021E Adjusted EBITDA of FCA using the Public Forecasts.

For the purpose of valuing PSA and FCA's financing services, Perella Weinberg reviewed PSA's acquisition multiple of General Motors Company's European Financial Services of 0.8x Price-to-book Value, and the valuation of Original Equipment Manufacturers' Financial Services by selected equity research analysts at 0.8X Price-to-Book Value. Perella Weinberg applied such ratio to the book value of each of PSA's and FCA's respective financing services business to determine the value of such businesses.

From these analyses, Perella Weinberg derived ranges of implied equity values per share for each of PSA and FCA. Perella Weinberg calculated implied values per share by dividing the implied equity values by the applicable fully diluted shares (based upon the number of issued and outstanding shares and the number of shares resulting from dilutive instruments) ("Implied Values per Share"). The ranges of Implied Values per Share derived from these calculations are summarized in the following table:

	Metric	Implied Value Range Per Share
PSA
Public Forecasts	2021E Adjusted EBITDA	€17.2 - €21.3
FCA
Public Forecasts	2021E Adjusted EBITDA	€9.1 - €11.9

Although the selected publicly-traded companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to PSA's or FCA's business. Perella Weinberg's comparison of selected publicly-traded companies to PSA and FCA and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected publicly-traded multiples.

Standalone Discounted Cash Flow Analysis

Perella Weinberg performed a standalone discounted flow analysis, which is a method of deriving an implied value for a company's equity securities based on the sum of the company's unlevered after tax free cash flows over a forecast period and the terminal value at the end of the forecast period. In performing this analysis, Perella Weinberg used the Public Forecasts and:

●
calculated, in each case, the present value as of June 30, 2020 of the estimated standalone unlevered after tax free cash flows that each of PSA and FCA could generate from July 1, 2020 through the end of fiscal year 2022 using the Public Forecasts, and using discount rates ranging from 8.25% to 9.25% for PSA and 8.75% to 9.75% for FCA, in each case based on estimates of the weighted average cost of capital of each company; and

●
calculated, in each case, the present value of terminal values for each of PSA and FCA by applying an exit Enterprise Value / EBITDA last twelve months multiple, as of 2022, of 1.7x for PSA and 2.1x for FCA based on historical observations of such multiples and upon the application of Perella Weinberg professional judgment and experience, and using discount rates ranging from 8.25% to 9.25% for PSA and 8.75% to 9.75% for FCA, in each case based on estimates of the weighted average cost of capital of each company.

The standalone discounted cash flow analysis did not consider the Anticipated Synergies resulting from the proposed merger.

From these analyses, Perella Weinberg derived ranges of implied equity values per share for each of PSA and FCA. The ranges of Implied Values per Share derived from these calculations are summarized in the following table:

Implied Value Range Per Share
PSA	€25.7 - €30.8
FCA	€12.5 - €16.3

Historical Stock Trading Analysis

Perella Weinberg reviewed the historical closing market prices for each of the PSA Ordinary Shares and FCA Common Shares for the 52-week period ended October 29, 2019 and used a range midpoint defined as the October 29, 2019 last three months Volume weighted average price ("VWAP") trading price per PSA Ordinary Share and per FCA Common Share. The midpoint and the ranges of Implied Values per Share derived from these calculations are summarized in the following table:

	Metric	Value Per Share or Value Range Per Share
PSA
Historical Stock Trading	Last three months VWAP	€22.1
Historical Stock Trading	52-week trading range	€17.2 - €25.0
FCA
Historical Stock Trading	Last three months VWAP	€11.9
Historical Stock Trading	52-week trading range	€11.1 - €15.2

Equity Research Target Price Analysis

Perella Weinberg reviewed target prices for PSA and FCA from publicly available research reports covering both companies: (i) ten selected equity research reports publicly available prior to October 29, 2019 and (ii) twelve selected equity research reports publicly available prior to September 9, 2020. Perella Weinberg noted that the range of these equity research analyst target prices was (i) €21.0 to €32.0 per PSA Ordinary Share and €10.0 to €16.5 per FCA Common Share as of October 29, 2019 and (ii) €9.3 to €25.0 per PSA Ordinary Share and €4.6 to €14.9 per FCA Common Share as of September 9, 2020.

Implied Adjusted Exchange Ratio

Perella Weinberg then calculated the Implied Adjusted Exchange Ratio for each PSA Ordinary Share, based on the ratio between PSA's and FCA's value per share, for each of the selected valuation methodologies. In calculating the Implied Adjusted Exchange Ratio, Perella Weinberg adjusted the FCA value per share determined by the selected valuation methodology for the payment of the FCA Extraordinary Dividend divided by FCA's fully diluted number of common shares.

Valuation Methodology	Implied Adjusted Exchange Ratio
Publicly-Traded Companies	1.658x – 2.855x
Standalone Discounted Cash Flow	1.726x – 2.798x
Historical Stock Trading (as of 29-Oct-19)	1.242x – 2.629x
Equity Research Target Price
As of 29-Oct-19	1.883x – 2.856x
As of 09-Sep-20	1.622x – 3.307x

For the Equity Research Target Price Analysis, Perella Weinberg divided the value per share for PSA by the value per share for FCA, adjusted for the value per share of the payment of the FCA Extraordinary Dividend for each equity research report covering both companies. Perella Weinberg then retained (i) the lowest of these ratios to obtain the low end of the Implied Adjusted Exchange Ratio range; and (ii) the highest of these ratios to obtain the high end of the Implied Adjusted Exchange Ratio range.

For the other selected valuation methodologies, Perella Weinberg divided the lowest value per share for PSA by the highest value per share for FCA, adjusted for the value per share of the payment of the FCA Extraordinary Dividend, to obtain the low end of the Implied Adjusted Exchange Ratio range; and divided the highest value per ordinary share for PSA by the lowest value per common share for FCA, adjusted for the value per share of the payment of the FCA Extraordinary Dividend, to obtain the high end of the Implied Adjusted Exchange Ratio range.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth in this prospectus, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg's opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described in this prospectus as a comparison is directly comparable to PSA, FCA or the Amended Transaction.

Perella Weinberg prepared the analyses described in this prospectus for purposes of providing its opinion to the PSA Supervisory Board as to the fairness, from a financial point of view, as of the date of its opinion, of the Exchange Ratio provided in the combination agreement to the holders of PSA Ordinary Shares. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg's analyses were based on third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg's analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the combination agreement or their respective advisors, none of PSA, FCA, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by the third parties.

As described above, the opinion of Perella Weinberg to the PSA Supervisory Board was one of many factors taken into consideration by the PSA Supervisory Board in making its determination to approve the Amended Transaction. Perella Weinberg was not asked to, and did not, recommend the Exchange Ratio provided for in the combination agreement, which consideration was determined through arm-length negotiations between Peugeot S.A. and FCA N.V. Perella Weinberg did not recommend any specific exchange ratio to the holders of PSA ordinary shares or the PSA Supervisory Board or that any specific exchange ratio constituted the only appropriate exchange ratio or consideration for the Amended Transaction.

Pursuant to the terms of the engagement letter between Perella Weinberg and the PSA Supervisory Board dated October 28, 2019, as amended on September 14, 2020, PSA (i) paid Perella Weinberg monthly retainer fees since August 1, 2019 for a total amount paid to date of €175,000 (creditable against the other fees) and an announcement fee of €1 million, and (ii) further agreed to pay Perella Weinberg €1 million (creditable against the success fee) upon the delivery of Perella Weinberg's opinion, as well as a success fee of €6 million upon the consummation of the Amended Transaction and a discretionary fee of up to €1 million. PSA has agreed to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by the PSA Supervisory Board and the rendering of its opinion.

During the two-year period prior to the date of its opinion, neither Perella Weinberg nor its affiliates have had material relationships, other than the services provided in connection with the Amended Transaction and the rendering of its opinion, with PSA or FCA or their respective affiliates for which compensation was received or is intended to be received by Perella Weinberg or its affiliates. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Peugeot S.A., FCA N.V. and their respective affiliates and for which it would expect to receive compensation for the rendering of such services. In the ordinary course of their business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Peugeot S.A., FCA N.V. or any of their respective affiliates.

Interests of Certain Persons in the Merger

FCA

Certain of the directors and officers of FCA may have interests in the Merger that are different from, or in addition to, the interests of the FCA Shareholders. The FCA Board was aware of these interests during its deliberations on the merits of the Merger or approved the related arrangements in the context of the discussions regarding the Merger. For purposes of the disclosure below, FCA's officers consist of John Elkann, Chairman; Michael Manley, Chief Executive Officer; Richard Palmer, Chief Financial Officer; Pietro Gorlier, Chief Operating Officer EMEA and Global Head of Parts & Service; Antonio Filosa, Chief Operating Officer LATAM; Mark Stewart, Chief Operating Officer North America; Davide Grasso, Chief Operating Officer Maserati; and Giorgio Fossati, General Counsel. These interests include the following:

●
Positions in Stellantis. The Combination Agreement provides that Mr. Elkann will serve as the Chairman of Stellantis as from the Governance Effective Time. Additionally, certain directors and officers of FCA may continue to serve as directors or officers of Stellantis following the Merger.

●	Treatment of Equity Awards. At the Effective Time, each holder of outstanding FCA equity awards will be entitled to receive a substitute Stellantis restricted share unit award, with respect to a number of Stellantis Common Shares equal to the number of FCA Common Shares subject to the original FCA equity award (assuming performance at target or, in the event that FCA's performance exceeds the target level as assessed by the FCA Board or a committee of the FCA Board immediately before the effective time of the Merger, at that assessed level). Each Stellantis restricted share unit award will continue to be governed by the same terms and conditions (including service-based vesting terms, but not performance-based vesting terms) as were applicable to the relevant FCA equity awards immediately prior to the Effective Time.

●
Retention Arrangements. Certain officers of FCA are entitled to retention benefits under which they are eligible to receive a one-time cash award, payable either entirely at the time of closing of the Merger or 50 percent at the time of closing of the Merger and 50 percent on the 12-month anniversary of the closing of the Merger. The officers eligible to receive these retention benefits in connection with the Merger consist of Messrs. Pietro Gorlier, Antonio Filosa, Mark Stewart, Davide Grasso and Giorgio Fossati. Additionally, under FCA's Equity Incentive Plan, certain changes in role following the closing of the Merger (including no longer serving as a member of the board of directors) entitle plan participants to a qualifying termination of employment, with accelerated vesting of all outstanding awards under the plan and severance payments as contemplated by their employment agreement as applicable. With respect to Michael Manley, FCA's Chief Executive Officer, such entitlements have been replaced with the right to receive a cash retention award, which is payable on a specified date after closing of the Merger upon the satisfaction of certain conditions. Mr. Manley's entitlement will (1) replace, effective as of the closing of the Merger, Mr. Manley's outstanding FCA performance share units and FCA restricted share units, with such portion of the retention award calculated based on the value of such awards at the closing of the Merger, (2) replace certain other severance rights, with such portion of the retention award equal to one times Mr. Manley's annual base salary, and (3) provide Mr. Manley a recognition award with a value equivalent to approximately five times his annual base salary. In addition Mr. Manley will be entitled to certain facilitations regarding the purchase of vehicles manufactured by FCA. With respect to Richard Palmer, FCA's Chief Financial Officer, the above mentioned entitlements have been replaced with the right to receive a cash retention award, payable on a specified date after closing of the Merger upon satisfaction of certain conditions Mr. Palmer's entitlement will (1) replace, effective as of the closing of the Merger, Mr. Palmer's outstanding FCA performance share units and FCA restricted share units, with such portion of the retention award calculated based on the value of such awards at the closing of the Merger, (2) replace certain other severance rights, with such portion of the retention award equal to two times Mr. Palmer's annual base salary, and (3) provide Mr. Palmer a recognition award with a value equivalent to approximately two times his annual base salary. Each of FCA's Chief Executive Officer and Chief Financial Officer will also be subject to a non-competition covenant and non-solicitation of employees covenant, which continue for two years and three years, respectively, following any termination of his employment.

●
Severance Arrangements. Officers in the United States are employed by FCA on the basis of an employment agreement for an indefinite period of time and are employed at will, meaning that either party can terminate the employment relationship at any time. In the event of a termination of employment without cause or by the officer for good reason (as defined in the employment agreements) within 24 months after a change of control of FCA, the officer would be entitled to severance and accelerated vesting of outstanding awards under FCA's Equity Incentive Plan. Severance equals not more than two times the officer's base salary, and generally is subject to non-competition and other restrictive covenants. Officers outside the United States are employed by FCA either on the basis of an employment agreement, or in some cases pursuant to labor agreements. Severance payable to officers outside the United States in the event of a qualifying termination of employment after a change of control of FCA generally requires up to 12 months' notice of termination and entitles the officer to severance of between 10 and 36 months' base salary, which generally is subject to non-competition and other restrictive covenants. In the event of a change of control of FCA, those officers also would be entitled to accelerated vesting of outstanding awards under FCA's Equity Incentive Plan and, in certain cases, a payment calculated by reference to certain retirement plan contributions. The relevant severance amounts for FCA's Chairman, Chief Executive Officer and Chief Financial Officer would be 12 months, 12 months and 24 months of base salary, respectively; provided that such severance rights for FCA's Chief Executive Officer and Chief Financial Officer generally will be replaced by their retention awards as discussed above. The Compensation Committee of the FCA Board has determined that the consummation of the Merger will be a change of control of FCA for purposes of FCA's Equity Incentive Plan.

●
Directors' and Officers' Liability Insurance. The Combination Agreement requires Stellantis to maintain directors' and officers' liability insurance for a period of at least six years from the Effective Time covering all persons covered by FCA's or PSA's directors' and officers' liability insurance policies prior to the effective time of the merger for actions taken by such persons prior to the effectiveness of the merger on terms no less favorable than the terms of such prior insurance coverage.

In light of the above mentioned arrangements, which would result in certain directors and officers of FCA having the prospect of a management position in the Combined Group, or receiving compensation or benefits that they would not receive if the Merger did not occur, such persons may have interests in the Merger that are not shared by FCA Shareholders. Such interests may influence these persons in making their recommendation that FCA Shareholders vote in favor of approval of the Merger and the transactions contemplated by the Combination Agreement. See also "Risk Factors—Risks Relating to the Merger―Certain of FCA N.V.'s and Peugeot S.A.'s directors and executive officers have benefit arrangements and other interests that may result in their interests in the Merger being different from those of other FCA Shareholders or PSA Shareholders."

PSA

Certain of the directors and officers of PSA may have interests in the Merger that are different from, or in addition to, the interests of the PSA Shareholders. The PSA Supervisory Board was aware of, and considered, these interests during its deliberations on the merits of the Merger or approved the related arrangements in the context of the discussions regarding the Merger. For purposes of the disclosure below, PSA's officers consist of: Carlos Tavares, Chairman of the Managing Board, Jean-Philippe Imparato, Executive Vice President Peugeot Brand, Vincent Cobée, Executive Vice President Citroën Brand, Béatrice Foucher, Executive Vice President DS Automobiles Brand, Michael Lohscheller, Executive Vice President Opel Automobile GmbH, Patrice Lucas, Executive Vice President Latin America Region, Maxime Picat, Executive Vice President, Director Europe Region, Samir Cherfan, Executive Vice President, Middle-East and Africa Region, Emmanuel Delay, Executive Vice President India-Asia-Pacific Region, Michelle Wen, Executive Vice President, Global Purchasing and Supplier Quality, Philippe de Rovira, Chief Financial Officer, Arnaud Deboeuf, Executive Vice President, Manufacturing and Supply Chain, Olivier Bourges, Executive Vice President, Programs and Strategy, Nicolas Morel, Executive Vice President Research & Development, Xavier Chéreau, Executive Vice President, Human Resources and Transformation, Digital and Real Estate, Brigitte Courtehoux, Executive Vice President Free2Move Brand, Grégoire Olivier, General Secretary, Executive Vice President China and Jean-Christophe Quémard, Executive Vice-President Quality and Customer Satisfaction. These interests include the following:

●
Positions in Stellantis. The Combination Agreement provides that Mr. Tavares will serve as Chief Executive Officer and Executive Director of as from the Governance Effective Time. Additionally, Robert Peugeot, who is the Chairman and Managing Director of FFP, will serve as a non-executive director of Stellantis. Certain officers of PSA may continue to serve as officers of Stellantis following the Merger.

●
Treatment of PSA Equity Awards. At the Effective Time, each holder of equity incentive awards with respect to PSA ordinary shares will be entitled to have such award converted into a restricted share unit award with respect to a number of Stellantis Common Shares equal to the product of the number of PSA Ordinary Shares underlying the PSA equity incentive award and the Exchange Ratio (with the number of Stellantis Common Shares to be received by each holder rounded down to the nearest whole number without any cash compensation paid or due to such holder). In determining the number of PSA ordinary shares underlying an equity incentive award subject to performance conditions, the PSA Managing Board, subject to the approval of the PSA Supervisory Board, will examine whether the performance conditions should be deemed satisfied (and, as the case may be, if such performance conditions are satisfied in full or in part) prior to the Effective Time. Following the Effective Time, each such restricted share unit will continue to be governed by the same terms and conditions (including service-based vesting terms, but not, subject to the abovementioned decisions, performance-based vesting terms) as were applicable to it immediately prior to the Effective Time.

●
PSA equity awards held by PSA's officers consist solely of annual performance share awards that will be treated as described above in connection with the merger. Awards are not subject to accelerated vesting upon a termination of employment, including following the completion of the Merger, other than in the case of death, disability or retirement. Members of the PSA Supervisory Board do not hold any PSA equity awards.

●
Incentive Payments. Each of Messrs. Carlos Tavares, Olivier Bourges, Grégoire Olivier, Philippe de Rovira and Xavier Chéreau are eligible to receive incentive payments in connection with the Merger, in order to retain and incentivize these individuals in connection with the consummation of the Merger.

Incentive payments for Messrs. Tavares and Bourges are equal to €1,700,000 and €580,000, respectively, and will be payable upon the completion of the Merger, subject to continued employment through the completion and the achievement of performance conditions related to the merger, as approved by the PSA Supervisory Board. Awards for other eligible officers will be paid 50 percent on completion of the Merger and 50 percent on the one-year anniversary of the completion of the Merger, in each case, subject to continued employment through the applicable date and the achievement of performance conditions related to the Merger, as approved by the PSA Supervisory Board, including, in the case of the second tranche, implementation of a plan confirming the announced synergy gains.

●
Other Compensation. As disclosed to PSA Shareholders in connection with the PSA general shareholders' meeting on June 25, 2020, PSA has proposed increasing the base compensation and annual bonus targets for certain of its officers in consideration of their enhanced responsibilities, including in connection with the Merger.

●
Indemnification and Insurance. Pursuant to the Combination Agreement, Stellantis is required to maintain directors' and officers' liability insurance for a period of at least six years from the Effective Time covering all persons who were previously covered by PSA's directors' and officers' liability insurance policies prior to the Effective Time for actions taken by such persons prior to the completion of the Merger on terms no less favorable than the terms of such prior insurance coverage.

In light of the above mentioned arrangements, which would result in certain directors and officers of PSA having the prospect of a management position in the Combined Group, or receiving compensation or benefits that they would not receive if the Merger did not occur, such persons may have interests in the Merger that are not shared by PSA Shareholders. Such interests may influence these persons in making their recommendation that PSA Shareholders vote in favor of approval of the Merger and the transactions contemplated by the Combination Agreement. See also "Risk Factors—Risks Related to the Merger―Certain of FCA N.V.'s and Peugeot S.A.'s directors and executive officers have benefit arrangements and other interests that may result in their interests in the Merger being different from those of other FCA Shareholders or PSA Shareholders."

Dissenters', Appraisal, Cash Exit or Similar Rights

FCA

FCA Shareholders will not have dissenters', appraisal, cash exit or similar rights in connection with the Merger.

PSA

PSA Shareholders will not have dissenters', appraisal, cash exit or similar rights in connection with the Merger.

Accounting Treatment

The Merger will be accounted for using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA and PSA's management determined that Peugeot S.A. is the acquirer for accounting purposes and as such, the Merger is accounted for as a reverse acquisition.

In identifying Peugeot S.A. as the acquiring entity, notwithstanding that the Merger is being effected through an issuance of FCA Common Shares, the most significant indicators were (i) the composition of the Combined Group's board, which will comprise 11 directors, six of whom are to be nominated by PSA, PSA Shareholders or PSA employees, or are current PSA executives, (ii) the Combined Group's first CEO, who is vested with the full authority to individually represent the Combined Group, is the current president of the PSA Managing Board, and (iii) the payment of a premium by pre-merger PSA Shareholders.

As a result, PSA will apply the acquisition method of accounting and the assets and liabilities of FCA will be recorded, as of the completion of the Merger, at their respective fair values. Any excess of the consideration transferred over the fair value of FCA's assets acquired and liabilities assumed will be recorded as goodwill. PSA's assets and liabilities together with PSA's operations will continue to be recorded at their pre-merger historical carrying values for all periods presented in the consolidated financial statements of the Combined Group. Following the completion of the Merger, the earnings of the Combined Group will reflect the impacts of purchase accounting adjustments, including any changes in amortization and depreciation expense for acquired assets.

The final amount of the consideration transferred will be determined as of the date of the completion of the Merger. The purchase accounting adjustments have not yet been completed. The completion of the purchase accounting, in which FCA's assets acquired and liabilities assumed will be recognized at their respective fair values, will be finalized after the completion of the Merger and could result in significantly different valuations, as well as differences in amortization, depreciation and other expenses, compared to those presented in the unaudited pro forma financial information.

Tax Treatment

It is intended that, for French corporate income tax purposes, the Merger benefits from the favorable regime set forth in Article 210 A of the French Tax Code, with PSA's assets and liabilities to be allocated to a French permanent establishment of Stellantis pursuant to the Merger. This tax regime mainly provides for a deferral of taxation of the capital gains realized by PSA in connection with the transfer of all its assets and liabilities as a result of the Merger. A ruling has been requested from the French tax authorities to confirm the applicability of such regime.

In addition, it is also intended that a new French tax consolidated group is set up by the French permanent establishment of Stellantis, with effect as from January 1 of the tax year during which the Merger is completed, and includes certain companies of the existing PSA French tax consolidated group. As required by law, a tax ruling request has been filed with the French tax authorities in order to allow for the transfer of a large majority of the French tax losses carried forward of the existing PSA French tax consolidated group to the French permanent establishment of Stellantis and for the carry-forward of French tax losses transferred to the French permanent establishment of Stellantis against future profits of the French permanent establishment of Stellantis and certain companies of the existing PSA French tax consolidated group.

Fees and Expenses Relating to the Merger

Whether or not the Merger is completed, pursuant to the Combination Agreement, each party will bear its own financial, accounting and other costs in connection with the Merger and the other transactions contemplated by the Combination Agreement, except that the parties will share equally in any material filing or similar fees in connection with any governmental or self-regulatory review, registration, approval, permit or license, stock exchange listing or similar requirements with respect to the Merger and the other transactions contemplated by the Combination Agreement.

Regulatory Approvals Required to Complete the Merger

Pursuant to the Combination Agreement, the Merger is subject to certain conditions precedent, including (i) the expiry or termination of all waiting periods (and any extensions thereof) in connection with the Competition Approvals (as defined below) and the granting of the Competition Approvals, (ii) the obtaining of the Consents (as defined below), other than Competition Approvals and Consents for which the failure to be obtained or made would not, individually or in the aggregate, have a Substantial Detriment, and (iii) the obtaining of the ECB Clearance. For additional information on the conditions precedent to the Merger, see "The Combination Agreement and Cross Border Merger Terms―The Combination Agreement and Shareholder Undertakings―Closing Conditions" (where "Competition Approvals" and "Consents" are defined). Below is a summary description of the current status of such approvals.

Antitrust

The Combination Agreement provides that before the Merger may be completed, any waiting period (or extension of such waiting period) applicable to the Merger must have expired or been terminated, and any competition approvals, consents or clearances required in connection with the Merger must have been received, in each case, under the applicable antitrust laws of the European Union, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), and under the competition laws of the Federative Republic of Brazil, the Republic of Chile, the United Mexican States, the People's Republic of China, Japan, the Republic of India, the Republic of South Africa, the Kingdom of Morocco, Israel, the Swiss Confederation, Ukraine, the Russian Federation, the Republic of Serbia and the Republic of Turkey. The consummation of the Merger might be delayed due to the time required to fulfill the requests for information by the relevant regulatory authorities. In addition, in certain jurisdictions, there can be unforeseen or other extensions of deadlines by the relevant antitrust authorities for the review of the Merger. Such extensions are more likely to happen in the context of the current COVID-19 crisis. The terms and conditions of any antitrust approvals, consents and clearances that are ultimately granted may impose conditions, terms, obligations or restrictions on the conduct of Stellantis's business.

FCA and PSA are obligated under the Combination Agreement to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part to consummate and make effective the Merger and the other transactions contemplated by the Combination Agreement as soon as reasonably practicable after the date of the Combination Agreement, including the relevant competition approvals and to offer and comply with such commitments to the relevant regulatory authorities as would be necessary to enable the regulatory authorities to grant such competition approvals. As an exception to the foregoing, neither FCA nor PSA may, without the consent of the other party, offer or comply with any commitments or take any action (i) with respect to any assets, businesses or interests other than those of Stellantis, FCA, PSA or their respective subsidiaries and non-consolidated joint ventures; (ii) if any such commitment or action, individually or in the aggregate, would, or would reasonably be expected to, result in a substantial detriment to the Combined Group; or (iii) unless any such commitment or action is conditioned upon the consummation of the Merger and the other transactions contemplated by the Combination Agreement.

Regulatory authorities may impose conditions, and any such conditions may have the effect of delaying the consummation of the Merger or imposing additional material costs on, or materially limiting the revenues of, the Combined Group following the consummation of the Merger. In addition, any such conditions may result in the delay or abandonment of the Merger. FCA N.V. and Peugeot S.A. may each terminate the Combination Agreement if the Merger has not been completed by June 30, 2021. Refer to "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Termination Fees—Termination of the Combination Agreement" for details.

As of the date of this Prospectus and as set out in more detail below, competition approvals have been obtained in twelve jurisdictions including in the United States of America, the People's Republic of China, the Republic of India, Japan, the Republic of South Africa, Israel, the Republic of Serbia, the Kingdom of Morocco, the Swiss Confederation, the United Mexican States, the Federative Republic of Brazil and the Russian Federation. As of the date of this Prospectus, the review of the Merger by antitrust authorities is ongoing in four jurisdictions including the European Union, the Republic of Chile, the Republic of Turkey and Ukraine. The parties have also made a notification in respect of the Merger in the Argentine Republic, where the review of the Merger is ongoing, but the merger control regime is currently non-suspensory. With respect to the People's Democratic Republic of Algeria, FCA and PSA have determined that antitrust approval from the competition authority will not be required in this jurisdiction and, pursuant to the Combination Agreement Amendment, agreed to exclude such jurisdiction from those whose approval is a condition precedent to the consummation of the Merger. In addition, the period during which an EU member state (or the United Kingdom) can request a referral of the Merger has expired and, therefore, the Merger will not be subject to the review by a national competition authority of an EU member state (or the United Kingdom).

Jurisdictions where antitrust approvals have been granted

In the United States of America, the HSR filings relating to the Merger were submitted to the U.S. Federal Trade Commission and the U.S. Department of Justice Antitrust Division on April 10, 2020 and the HSR waiting period expired on May 11, 2020. Following the entry into the Combination Agreement Amendment on September 14, 2020, the Staff of the U.S. Federal Trade Commission advised that new filings were required to be submitted as a result of the revised terms of the Merger. These filings were submitted on October 7, 2020, and the relevant waiting period expired on November 6, 2020.

In the People's Republic of China, the notification of the Merger to the State Administration for Market Regulation was submitted on February 25, 2020 and unconditional antitrust approval was granted on May 7, 2020.

In the Republic of India, the notification of the Merger to the Competition Commission of India was submitted on April 15, 2020 and unconditional clearance was granted on June 4, 2020.

In Japan, the notification of the Merger to the Japan Fair Trade Commission was submitted on April 17, 2020 and unconditional clearance was granted on May 8, 2020.

In the Republic of South Africa, the notification of the Merger to the Competition Commission in South Africa was submitted on February 19, 2020 and conditional clearance was granted on April 28, 2020. The Competition Commission approved the transaction subject to certain employment conditions providing that the Combined Group will not retrench any employees in South Africa as a result of the Merger for a period of two years after closing.

In Israel, the notification of the Merger to the Israel Competition Authority was submitted on January 23, 2020 and unconditional clearance was granted on March 11, 2020.

In the Republic of Serbia, the notification of the Merger to the Commission for Protection of Competition was submitted on February 28, 2020 and unconditional clearance was granted on May 26, 2020.

In the Kingdom of Morocco, the notification of the Merger to the Competition Council (Conseil de la concurrence) was submitted on February 7, 2020 and unconditional clearance was granted on June 5, 2020.

In the Swiss Confederation, the notification of the Merger to the Secretariat of the Competition Commission was submitted on May 11, 2020 and unconditional clearance was granted on June 9, 2020.

In the United Mexican States, the notification of the Merger to the Comisión Federal de Competencia Económica ("COFECE") was submitted on February 14, 2020 and unconditional clearance was granted on September 10, 2020. Following the entry into the Combination Agreement Amendment, the parties determined that a new notification of the Merger was required, which was submitted to COFECE on October 2, 2020. On October 22, 2020, COFECE granted unconditional clearance.

In the Federative Republic of Brazil, the notification was submitted to the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) ("CADE") on May 6, 2020 and unconditional clearance was granted on November 3, 2020. A waiting period of 15 calendar days from the publication of a summary of the clearance decision by CADE must be observed (i.e., until November 20, 2020) before the Merger can be closed. CADE will declare the clearance to be final after this waiting period has expired and there has been no challenge of the decision during this period.

In the Russian Federation, the notification of the Merger to the Federal Antimonopoly Service ("FAS") was originally submitted on February 14, 2020, and unconditional clearance had been granted on May 6, 2020. Following the entry into the Combination Agreement Amendment, the parties determined that a new notification was required, which was submitted to the FAS on October 13, 2020. On November 12, 2020, the FAS granted unconditional clearance.

Jurisdictions where the merger review is ongoing

European Union

As of the date of this Prospectus, the review of the Merger by the European Commission is ongoing. The Form CO for notifying the European Commission of the Merger was submitted formally on May 8, 2020. The Phase 1 review period is 25 business days from formal submission of the Form CO and is extendable by ten additional business days if a remedy is proposed in Phase 1 or if an EU member state (or the United Kingdom) requests referral of the merger for review by its national competition authority. As indicated above, the period during which an EU member state (or the United Kingdom) can request a referral of the transaction has expired and, therefore, the Merger will not be subject to review by any national competition authority of an EU member state (or the United Kingdom). In addition, on June 4, 2020, FCA and PSA informed the European Commission that they do not intend to propose a remedy in

Phase 1. On June 17, 2020, the European Commission adopted a decision triggering a Phase 2 investigation.

The Phase 2 review period is 90 business days from the decision of the European Commission to initiate proceedings and is extendable by (i) 15 additional business days if remedies are offered by the notifying parties between 55 to 65 business days since the inception of Phase 2, and (ii) by up to 20 additional business days with the consent of the notifying parties. On July 3, 2020, following agreement with FCA and PSA, the European Commission extended the period within which to complete its Phase 2 investigation by 15 business days. On July 20, 2020, the European Commission suspended the review period because it determined that it requires further information from the parties. The suspension of the review period ended on September 28, 2020. On September 25, 2020, the parties submitted commitments to the European Commission.

Argentine Republic

In the Argentine Republic, the review of the Merger by the National Commission of Competition Defense of Argentina (Comisión Nacional de Defensa de la Competencia) ("CNDC") is ongoing. The notification relating to the Merger was submitted on April 23, 2020. The CNDC has a 45 business day review period, extendable by up to 120 additional business days if a preliminary statement of objection is issued. However, the review period is suspended each time the CNDC sends an information request until the CNDC considers that it has received a satisfactory response. Reviews of transactions with substantive overlaps can take in excess of 24 months. If the CNDC does not issue a decision within the relevant review period (including extensions), the transaction will be deemed approved. The merger control regime in the Argentine Republic is currently non suspensory.

In response to the COVID-19 crisis, the CNDC has suspended all deadlines until October 25, 2020, without prejudice to the validity of the acts that were already carried out. As a result of this suspension, the statutory review period commenced on October 26, 2020.

Republic of Chile

In the Republic of Chile, the review of the Merger by the Chilean competition authority (Fiscalía Nacional Económica) ("FNE") is ongoing. The notification of the Merger was submitted on March 3, 2020. In Chile, the Phase 1 review period of the merger is of up to 30 business days. On May 19, 2020, FCA and PSA agreed with the FNE to a suspension of the Phase 1 review period for 20 business days.

On June 26, 2020, the FNE opened a Phase 2 investigation. The Phase 2 review period is of up to 90 additional business days. The FNE and the notifying parties can agree to suspend the review periods once for up to 30 business days during Phase 1 and up to 60 business days during Phase 2. If the notifying parties offer remedies, the procedure is suspended for up to ten business days during Phase 1 and up to 15 business days during Phase 2. The legal maximum total review period is 130 business days (approximately seven months), excluding pre-notification and any suspensions of the review periods. If the FNE does not issue a decision within the relevant review period (Phase 1 or Phase 2, including extensions), the Merger will be deemed approved. On October 7, 2020, the parties submitted remedies to the FNE, which suspended the review period by 15 business days. On November 11, 2020, the parties submitted revised remedies to the FNE, which suspended the review period by 15 business days (i.e., until December 2, 2020).

In response to the COVID-19 crisis, the FNE continues to accept and review notifications but has requested that notifying parties limit notifications to urgent and essential ones.

Republic of Turkey

In the Republic of Turkey, the review of the Merger by the Turkish Competition Authority ("TCA") is ongoing. The notification of the Merger was submitted on February 21, 2020. The Phase 1 review period is up to 30 calendar days from formal notification. The TCA can re-start the Phase 1 review period by issuing a request for information. Following multiple requests for information issued in Phase 1, which restarted the statutory review period, the TCA opened a Phase 2 investigation by a decision dated July 17, 2020.

The Phase 2 review period is of up to six calendar months from July 17, 2020, extendable by up to six additional calendar months at the discretion of the TCA. This period may be followed by a maximum of two written responses by the notifying parties and a final oral hearing before the competition board (the deciding organ of the TCA) until the adoption of the final decision of the competition board. The maximum total review period under normal conditions is approximately 21 calendar months, excluding the re-starts of the Phase 1 review.

Notwithstanding the COVID-19 crisis, the TCA is still accepting and reviewing notifications according to the pre-existing statutory procedures. There have been no announcements about delays or extensions.

Ukraine

In Ukraine, the review of the Merger by the Anti-Monopoly Committee ("AMC") is ongoing. The notification of the Merger was submitted on February 13, 2020. The pre-review period is of up to 15 calendar days. The Phase 1 review period is of up to 30 additional calendar days. The AMC cannot suspend the review period during Phase 1. On March 27, 2020, the AMC opened a Phase 2 investigation. The Phase 2 review period is of up to 135 calendar days from the day on which the Phase 2 notice is sent to the parties, unless the parties request the AMC to prolong such period due to the necessity to submit additional information. The deadline of the Phase 2 review under Ukrainian law was August 12, 2020. However, given that the AMC provided additional requests for information and the parties agreed to provide their response to such requests, the review period is extended until the AMC has enough information to make its decision.

Notwithstanding the COVID-19 crisis, the AMC is still accepting and reviewing notifications according to the pre-existing statutory procedures. There have been no announcements about delays or extensions.

CFIUS

On May 15, 2020, the parties submitted a joint voluntary notice ("Notice") to the Committee on Foreign Investment in the United States ("CFIUS") regarding the Merger. CFIUS formally accepted the Notice and began its review of the Merger on June 9, 2020. On September 4, 2020, CFIUS approved the Merger.

Regulatory approvals for financing companies

In connection with the Merger, certain regulatory approvals are required with respect to the regulated finance activities of FCA and PSA. The Italian, French and German prudential regulators have acknowledged completeness of the filings submitted in Italy, France and Germany by FCA and PSA. FCA and PSA expect to receive the non-opposition decision by the ECB as well as regulators in Germany, Italy and France in December. Regulatory approvals have been obtained thus far in the United Kingdom, the Republic of Malta, the Russian Federation, the Kingdom of Belgium, the Federative Republic of Brazil, the Kingdom of Spain and the Grand Duchy of Luxembourg.

Settlement

The FCA Common Shares issued as part of the Merger and represented by the book-entry positions referred to below, will be issued and allotted to Cede & Co, as nominee for DTC, for inclusion in the centralized depository and clearing systems of DTC and Euroclear France, and ultimately, directly or indirectly, on behalf and for the benefit of the former holders of PSA Ordinary Shares.

Each book-entry position previously representing PSA Ordinary Shares (other than any PSA Ordinary Share held in treasury by Peugeot S.A. or by FCA N.V., if any (collectively, the "Excluded PSA Shares"), which includes all PSA Ordinary Shares (other than any Excluded PSA Shares) held in:

(a)	pure registered form (nominatif pur);

(b)	administered registered form (nominatif administré); and

(c)	bearer form (au porteur),

will following the implementation of the Merger be exchanged for book-entry positions representing FCA Common Shares issued and allotted in accordance with the Exchange Ratio, provided that:

(a)
the book-entry positions representing PSA Ordinary Shares held in pure registered form (nominatif pur) will be exchanged for book-entry positions representing FCA Common Shares in pure registered form (nominatif pur);

(b)
the book-entry positions representing PSA Ordinary Shares held in administered registered form (nominatif administré) will be exchanged for book-entry positions representing FCA Common Shares in administered registered form (nominatif administré);

(c)
at no time will there be any conversion of book-entry positions representing PSA Ordinary Shares held (i) in pure registered form (nominatif pur) or (ii) in administered registered form (nominatif administré) into book-entry positions in bearer form (au porteur); and

(d)	the book-entry positions representing FCA Common Shares in pure registered form (nominatif pur) will be recorded by Société Générale Securities Services within Euroclear France.

Depending on each PSA Shareholder's custodian/depository, the book-entry positions representing FCA Common Shares are expected to be recorded in the securities accounts of the PSA Shareholders between the first business day following the Effective Time and the effective delivery date of the positions in Euroclear France (which is expected to be the third business day after the Effective Time).

No fractional FCA Common Shares will be issued and allotted and any fractional entitlements in connection with the Merger will be settled as further described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholders Undertakings―Fractional Entitlement to FCA Common Shares".

Each Excluded PSA Share, if any, will be cancelled by operation of law in accordance with Article 2:325(4) of the Dutch Civil Code and no consideration will be delivered in exchange for such Excluded PSA Share.

Following implementation of the Merger, any holder of FCA Common Shares registered in the name of Cede & Co, as nominee for DTC, and included in the centralized depository and clearing systems of DTC and Euroclear France is entitled to request, through its intermediary for such FCA Common Shares, to be registered in its own name in FCA's shareholders' register, provided that such FCA Common Shares will no longer be included in the centralized depository and clearing systems of DTC and Euroclear France and may no longer be traded on Euronext Paris.

Security over PSA Ordinary Shares or a Security Account in which PSA Ordinary Shares are Registered

PSA Shareholders that have granted a right of pledge or security interest over PSA Ordinary Shares or a security account in which PSA Ordinary Shares are registered, whether such PSA Ordinary Shares are held in (a) pure registered form (nominatif pur), (b) administered registered form (nominatif administré) or (c) bearer form (au porteur) as well as related pledgees should note that any such right of pledge or security interest may not automatically apply over the book-entry positions representing FCA Common Shares to be received by those PSA Shareholders under the Merger. As a result, the right of pledge of security interest could cease to exist as a result of the Merger which may give rise to a default or trigger rights of the pledgees, or recipients of such right of pledge or security interest, including termination rights where available. If any PSA Shareholder or related pledgee is in any doubt about the impact of the Merger on any right of pledge or security interest granted over PSA Ordinary Shares or the securities accounts in which PSA Ordinary Shares are registered, such PSA Shareholder or related pledgee is urged to seek her own independent advice immediately.

THE COMBINATION AGREEMENT AND CROSS BORDER MERGER TERMS

The Combination Agreement and Shareholder Undertakings

The Combination Agreement was entered into by FCA N.V. and Peugeot S.A. on December 17, 2019 and subsequently amended by the parties on September 14, 2020. In addition, certain FCA Shareholders and PSA Shareholders have made undertakings to support the Merger and, among other things, vote their shares in favor of the Merger at the respective extraordinary general meetings of shareholders. The following summary provides information regarding the Combination Agreement and Cross Border Merger Terms (as defined below).

Transaction Structure and Effectiveness of the Merger

If the Merger is approved by the requisite votes of the FCA Shareholders and the PSA Shareholders and the other conditions precedent to the Merger are satisfied or, to the extent permitted under the Combination Agreement and by applicable law, waived, Peugeot S.A. will be merged with and into FCA N.V., which will be renamed "Stellantis N.V." on the day immediately following the date on which the closing of the Merger occurs.

Unless another time, date and place is mutually agreed upon in writing by Peugeot S.A. and FCA N.V., the closing of the Merger will take place on the second Friday after satisfaction or (to the extent permitted under the Combination Agreement and applicable law) waiver of the closing conditions described under "—Closing Conditions".

The Merger will be effective at the "Effective Time" (00:00 a.m. Central European Time on the first day after the date on which a Dutch civil law notary executes a notarial deed of cross-border merger with respect to the Merger between FCA N.V. and Peugeot S.A. in accordance with applicable Dutch law and French law (the "Merger Deed")), at which Effective Time, the separate corporate existence of Peugeot S.A. will cease, and FCA N.V. will continue as the sole surviving corporation, and, by operation of law, FCA N.V., as successor to Peugeot S.A., will succeed to and assume all of the rights and obligations and other legal relationships, as well as the assets and liabilities, of Peugeot S.A. in accordance with Dutch law and French law. FCA N.V. will be renamed Stellantis at the Governance Effective Time. Pursuant to the Combination Agreement (and subject to applicable Dutch law and French law), the Merger will be deemed to enter into effect retroactively as from the first day of the calendar year during which the Effective Time occurs (the "Retroactive Effective Date"), so that (i) Stellantis will be deemed to have had the use of all the assets of Peugeot S.A. as from the Retroactive Effective Date, (ii) all transactions of Peugeot S.A. as from the Retroactive Effective Date will be treated as being those of Stellantis, and (iii) all of the profits and losses derived from such transactions for the period starting as from the Retroactive Effective Date will be deemed realized by Stellantis.

Merger Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of any holder of PSA Ordinary Shares or FCA Common Shares, FCA N.V. will issue for each outstanding PSA Ordinary Share (other than any PSA Ordinary Shares held in treasury by PSA or held by FCA, if any) 1.742 FCA Common Shares, the PSA Ordinary Shares will no longer be outstanding and automatically cease to exist and each issued and outstanding FCA Common Share will remain unchanged as an FCA Common Share.

In the event that, between the date of the Combination Agreement and the Effective Time, the outstanding PSA Ordinary Shares or FCA Common Shares change into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event will have occurred, then any number or amount contemplated in the Combination Agreement (including the Exchange Ratio) which is based upon the number of PSA Ordinary Shares or FCA Common Shares, as the case may be, will be appropriately adjusted to provide to both the PSA Shareholders and the FCA Shareholders the same economic effect as contemplated by the Combination Agreement prior to such event.

Fractional Entitlement to FCA Common Shares

No fractional FCA Common Shares shall be issued and allotted as part of the Merger consideration. Any fractional entitlements in connection with the Merger will be settled as follows: (A) with respect to fractional entitlements of the former holders of PSA Ordinary Shares held in administered registered form (nominatif administré) or bearer form (au porteur), each relevant authorized intermediary in the centralized depository and clearing systems of Euroclear France will (i) aggregate such fractional entitlements of such holders, (ii) sell the corresponding FCA Common Shares on behalf of such holders in the market for cash and subsequently (iii) distribute the net cash proceeds to such holders proportionate to each such holder's fractional entitlements; and (B) with respect to fractional entitlements of former holders of PSA Ordinary Shares held in pure registered form (nominatif pur), Société Générale Securities Services will (i) aggregate such fractional entitlements of such holders, (ii) sell the corresponding FCA Common Shares on behalf of such holders in the market for cash and subsequently (iii) distribute the net cash proceeds to such holders proportionate to each such holder's fractional entitlements. Without prejudice to the foregoing, each holder of PSA Ordinary Shares that benefits from a fractional entitlement to an FCA Common Share may waive this right or any cash consideration in respect thereto. In addition, FCA and PSA have agreed that PSA will be permitted to acquire or sell up to 1,000 PSA Ordinary Shares to ensure that FCA N.V. may issue to former PSA Shareholders a round number of new FCA Common Shares upon the closing of the Merger.

In the event where the number of FCA Common Shares to be issued upon the Merger calculated in accordance with the Exchange Ratio would not be a rounded number, the total number of issued and allotted FCA Common Shares would be rounded down to the nearest full number and any fractional entitlement would be paid in cash, such cash amount to be calculated based on the stock market quotation upon the closing of the market of the FCA Common Shares on the last trading day before the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger to effect the Merger.

Treatment of Loyalty Voting Shares

After the effectiveness of the Merger, there will be no carryover of the existing double voting rights currently held by Exor in FCA N.V. pursuant to the existing FCA N.V. loyalty voting structure. To that end, the Combination Agreement provides that at the Effective Time all FCA Special Voting Shares held by Exor will be repurchased by FCA N.V. for no consideration. With respect to the outstanding FCA Special Voting Shares held by shareholders other than Exor, such shares will constitute class B Special Voting Shares of Stellantis in accordance with, and upon the effectiveness of, Stellantis Articles of Association (as defined below). Additionally, the annual general meeting of the shareholders of FCA N.V. held in June 2020 resolved to suspend the right of any such shareholders to register additional FCA Common Shares in the loyalty register of FCA N.V. For a description of the loyalty voting structure contemplated for Stellantis after the Merger, please refer to "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Loyalty Voting Structure, General Meeting and Voting Rights—Voting Limitations".

Treatment of Warrants

At the Effective Time, each outstanding warrant with respect to PSA Ordinary Shares will, except to the extent they have been cancelled prior to the Effective Time, automatically and without any required action on the part of the holder of such warrant, cease to represent an equity warrant giving entitlement to subscribe for PSA Ordinary Shares and will be converted into one equity warrant giving entitlement to subscribe for a number of FCA Common Shares equal to the exercise ratio of the outstanding warrants with respect to PSA Ordinary Shares in effect immediately prior to the Effective Time, multiplied by the Exchange Ratio at an exercise price per equity warrant with respect to FCA Common Shares equal to one euro. Following the Effective Time, each such warrant will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to it immediately prior to the Effective Time.

Treatment of Equity Awards

At the Effective Time, each outstanding equity incentive award with respect to PSA Ordinary Shares will, automatically and without any required action on the part of the holder of such award, be converted into restricted share unit awards with respect to FCA Common Shares ("FCA RSUs"). Each FCA RSU will represent the right to receive one FCA Common Share. The number of FCA RSUs into which an equity incentive award with respect to PSA Ordinary Shares is converted will equal the product of the number of PSA Ordinary Shares underlying such equity incentive award and the Exchange Ratio (with the number of FCA RSUs to be received by each holder to be rounded down to the nearest whole number without any cash compensation paid or due to such holder). In determining the number of PSA Ordinary Shares underlying an equity incentive award subject to performance conditions, the PSA Managing Board, subject to the approval of the PSA Supervisory Board, will examine whether performance conditions should be deemed satisfied or not (and, as the case may be, if such performance conditions are satisfied in full or in part) prior to the Effective Time. Following the Effective Time, each such FCA RSU will continue to be governed by the same terms and conditions (including service-based vesting terms, but not, subject to the abovementioned decision, performance-based vesting terms) as were applicable to the relevant equity incentive award immediately prior to the Effective Time.

Following the Effective Time, each outstanding FCA N.V. performance share unit and outstanding FCA N.V. restricted share unit under FCA N.V.'s equity incentive plan will continue to be governed by the same terms and conditions (including service-based vesting terms, but not performance-based vesting conditions, which will be eliminated) as were applicable to such FCA N.V. equity award immediately prior to the Effective Time. In determining the number of FCA Common Shares underlying each outstanding FCA N.V. performance share unit, performance conditions will be deemed satisfied at target level or, in the event that FCA N.V.'s performance exceeds the target level, as assessed by the FCA Board or a committee of the FCA Board immediately before the Effective Time , at that assessed level.

Representations and Warranties

The Combination Agreement contains representations and warranties made by FCA N.V. to Peugeot S.A. and representations and warranties made by Peugeot S.A. to FCA N.V. These representations and warranties were made solely for the benefit of the parties to the Combination Agreement. In reviewing this summary, please note that they have been included to provide prospective investors with information regarding the terms of the Combination Agreement and are not intended to provide any other factual information about Peugeot S.A., FCA N.V. or any of their respective subsidiaries or affiliates. The statements embodied in those representations and warranties were made for purposes of the Combination Agreement and are subject to important qualifications and limitations agreed by the parties in connection with the negotiation of the terms of the Combination Agreement (including the fact that all of FCA N.V.'s and Peugeot S.A.'s representations and warranties are qualified by any and all information fairly disclosed in all of FCA N.V.'s filings with the SEC and all public reports and/or filings made by Peugeot S.A. pursuant to applicable laws setting forth the transparency requirements for French public companies, in each case, made on or after December 31, 2018 and on or before the business day preceding the date of the Combination Agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality that is different from that generally applicable to shareholders or from what may be viewed as material by shareholders or other investors, may have been made for the principal purposes of establishing the circumstances in which a party to the Combination Agreement may have the right not to close the Merger if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and may be for the purpose of allocating risks between the parties to the Combination Agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which does not purport to be accurate as of the date of this Prospectus, may have changed since the date of the Combination Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Prospectus. Finally, the representations and warranties in the Combination Agreement will not survive the Effective Time or the termination of the Combination Agreement. For the foregoing reasons, the representations, warranties and covenants or any description of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this Prospectus and in the documents incorporated by reference into this Prospectus. See the section entitled "Information Incorporated By Reference".

Each of Peugeot S.A. and FCA N.V. will be deemed to reiterate their respective representations and warranties on the closing date of the Merger (giving effect to the materiality and de minimis exceptions set forth in the Combination Agreement) as a condition to the closing. The representation and warranties of FCA N.V. and Peugeot S.A. will not survive the effectiveness of the Merger.

Each of FCA N.V. and Peugeot S.A. made representations and warranties to the other relating to, including in particular the following:

●	due organization, existence, good standing and authority to carry on its and its subsidiaries' businesses;

●
corporate power and authority to execute, deliver and perform its obligations under the Combination Agreement and, consummate the transactions contemplated by the Combination Agreement, and the enforceability of the Combination Agreement;

●
capitalization, information on its option, restricted share unit, performance unit and share appreciation right plans, the absence of pre-emptive rights, options, commitments, or rights of any kind obligating it or any of its subsidiaries to issue or sell any shares, other equity interests or any securities (whether voting or otherwise);

●	required consents and approvals and absence of any violation of or default under its organizational documents, any contract, law or order;

●	their respective annual reports in the relevant form being compliant in all material respects with applicable laws and regulations and not misleading;

●	absence of certain changes or events constituting a Material Adverse Effect (as described below) since their respective latest audited financial statements;

●	their respective last annual and interim consolidated financial statements and internal accounting controls;

●	since January 1, 2017 compliance with applicable law, including anti-bribery and anti-money-laundering laws and laws relating to employment;

●	absence of sanctions;

●	the absence of certain defaults or breaches under any contracts;

●	continuation of relationship with suppliers following the closing of the Merger;

●	litigation (including labor disputes);

●	taxes;

●	absence of defective product claims, product recalls or investigations;

●	environmental matters;

●	financial advisors; and

●	intellectual property and IT.

Many of the representations and warranties in the Combination Agreement made by each of FCA N.V. and Peugeot S.A. are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Combination Agreement, a "Material Adverse Effect" with respect to FCA N.V. or Peugeot S.A. means any facts, circumstances, changes, events or developments (including any material worsening of any existing fact, circumstance or event) which may occur from the date of the Combination Agreement that, individually or in the aggregate, materially adversely affect (or is reasonably likely to materially adversely affect) the business, financial condition or results of operations, taken as a whole, of FCA N.V. and its subsidiaries and its non-consolidated ventures, taken as a whole (the "FCA Group"), or Peugeot S.A. and its subsidiaries and its non-consolidated ventures, taken as a whole (the "PSA Group"), (or in each case the Combined Group), respectively; provided that the following, alone or in combination, will not in and of itself or themselves constitute a Material Adverse Effect: (A) any change or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in any jurisdiction; (B) any change or development affecting the global automotive industry generally; (C) any change or development to the extent resulting from any failure of the FCA Group, the PSA Group or the Combined Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect); (D) any change in the market price, credit rating (with respect to such party or its securities) or trading volume of such party's securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect); (E) any change in applicable law, regulation or IFRS (or any authoritative interpretation of such applicable law, regulation or IFRS) of general applicability; (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war

(whether or not declared) or terrorism, or any escalation or worsening of any such acts of war or terrorism threatened or underway as of the date of the Combination Agreement; or (G) any hurricane, tornado, flood, earthquake or other weather or natural disaster; provided, further, that, with respect to clauses (A), (B), (E), (F) and (G), such change or development will be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur to the extent (and only to the extent) it disproportionately affects the FCA Group or the PSA Group (or in each case the Combined Group), respectively. Pursuant to the Combination Agreement Amendment, each of FCA N.V. and Peugeot S.A. agreed that any reference to a "Material Adverse Effect" in the Combination Agreement will take into account facts and circumstances occurring or existing subsequent to the date of the Combination Agreement Amendment, and prior to the date of the Combination Agreement Amendment only to the extent to which a party invoking a Material Adverse Effect had not received notice of and was not otherwise aware of such facts or circumstances on or prior to the date of the Combination Agreement Amendment.

Pursuant to the Combination Agreement Amendment, each of FCA N.V. and Peugeot S.A. confirmed that no facts or circumstances occurring or existing on or prior to the date of the Combination Agreement Amendment of which it was aware on or prior to such date will give rise to a claim of breach of any representation, warranty or covenant under the Combination Agreement. Each of FCA N.V. and Peugeot S.A. ratified any actions taken or failed to be taken by the other party, notice of which has been given or of which it is otherwise aware prior to the date of the Combination Agreement Amendment.

Conduct of Business Prior to Closing

Under the Combination Agreement, each of FCA N.V. and Peugeot S.A. has agreed that, subject to certain exceptions agreed between the parties, from the date of the Combination Agreement until the Effective Time, FCA and PSA will (i) conduct their respective activities in all material respects in the ordinary course of business consistent with past practice (the "ordinary course"), (ii) use their commercially reasonable efforts to preserve intact their business organizations and maintain in all material respects their relationships with material customers, suppliers and others having significant business dealings with them, and (iii) not take any action that would reasonably be likely to cause any of their respective representations and warranties in the Combination Agreement to be untrue in any material respect as of any date any such representations and warranties are made or deemed to be made, or prevent, impair or materially delay the consummation of the Merger and the other transactions contemplated by the Combination Agreement.

Subject to certain exceptions agreed between FCA N.V. and Peugeot S.A. (including the Pre-Merger Distributions (as defined and described below) and the preparation of the Comau Separation (as defined and described below)) from the date of the Combination Agreement until the Effective Time, without the prior written consent of the other party (which will not be unreasonably withheld, delayed or conditioned), except as otherwise expressly contemplated by the Combination Agreement, as required by applicable law or publicly announced by such party before the date of the Combination Agreement (other than with respect to the Comau Separation), each party will not and will not permit its subsidiaries to, among other things:

●	set aside or make any dividend, distribution or other payments related to equity interests (other than the payment of the Pre-Merger Distributions, and intra-group dividends in the ordinary course);

●
amend its organizational documents, except as otherwise required by applicable law or to make ministerial changes, or effect a split or reclassification or other adjustment of its capital stock or other equity interests or a recapitalization of such capital stock or other equity interests (other than internal reorganizations of such party's subsidiaries (including the dissolution or liquidation of such subsidiaries) that do not adversely impact the transactions contemplated by the Combination Agreement (including by preventing, impairing or delaying the closing of the Merger) or the intended French and U.S. tax treatments of the Merger);

●
make or change any material tax election or adopt or change any material method of tax accounting, or settle or compromise any tax claim or proceeding resulting in a tax liability in excess of €250 million, unless and to the extent such tax liability is specifically reserved for in the financial statements of the relevant party (or subsidiary), for the fiscal year ending December 31, 2018 or any subsequently published interim financial statements on or prior to the date of the Combination Agreement;

●
except for the withholding or disposition of shares of capital stock or other equity interests in connection with the forfeiture of FCA N.V. equity awards or Peugeot S.A. equity awards, as applicable (or to satisfy withholding tax obligations with respect to such FCA N.V. equity awards or Peugeot S.A. equity awards), in each case outstanding on or awarded prior to the date of the Combination Agreement or otherwise granted in accordance with the Combination Agreement, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or securities convertible in shares of its capital stock or other equity interests, as applicable;

●
acquire (including by merger or consolidation) any entity, business or division of an entity or business, or any equity interest (other than acquisitions of portfolio assets and acquisitions in the ordinary course) in a transaction (or series of related transactions) that would be reasonably likely, individually or in the aggregate, to prevent, impair or materially delay the closing of the Merger, or for a consideration exceeding €250 million on an individual basis and €500 million in the aggregate, other than intra-group transactions;

●
except in connection with intra-group internal reorganizations in the ordinary course or otherwise pursuant to contracts in existence as of the date of the Combination Agreement, which, in each case, will not adversely affect the intended French and U.S. tax treatments of the Merger, effect any issuance or sale of securities or create any encumbrance on any securities, except (A) in respect of capital stock or securities convertible into or exchangeable or exercisable for capital stock with a fair value or sale price in excess of €250 million of any subsidiary of a party, or (B) shares issuable or transferable pursuant to FCA N.V.'s equity awards or Peugeot S.A. equity awards outstanding on or awarded prior to the date of the Combination Agreement or otherwise granted in accordance with the Combination Agreement;

●
effect dispositions or encumber any material portion of the assets of a party, including the capital stock or other equity securities of any subsidiary of a party, not in the ordinary course and with a fair value or sale price, individually or in the aggregate, in excess of €250 million (other than intra-group transactions);

●
dispose of, encumber or license any material intellectual property, other than non-exclusive licenses, covenants not to sue, releases, waivers or other rights under intellectual property rights, in each case, granted in the ordinary course (other than intra-group transactions);

●	discharge or satisfy any indebtedness in excess of €500 million, other than when due in accordance with its terms as of the date of the Combination Agreement or intra-group indebtedness;

●
incur, assume or otherwise become liable for any indebtedness for borrowed money or issue any debt securities, or change the material terms of any existing indebtedness for borrowed money except (i) in connection with refinancings of existing indebtedness for borrowed money upon market terms and conditions, (ii) for drawdowns of credit facilities outstanding as of the date of the Combination Agreement (or refinancings of such credit facilities permitted under clause (i)) in the ordinary course, (iii) for an amount not to exceed €1,000 million, (iv) as to FCA, for the purpose of financing the FCA Extraordinary Dividend, or (v) intra-group indebtedness;

●
other than as is required by the terms of a benefit plan or collective bargaining agreement, in each case, as outstanding on the date of the Combination Agreement or as adopted or modified in accordance with the Combination Agreement or as agreed between the parties, (i) increase the compensation or benefits of any of its employees (except for increases in salary or wages in the ordinary course with respect to employees who are not legal representatives, directors or officers) or grant or pay any bonus in relation to the Merger, (ii) grant any severance or termination pay to any of its employees not provided under any benefit plan, (iii) establish, amend or terminate, grant any awards under, increase or promise to increase the funding under or exercise any discretion to accelerate the time of payment or vesting of any compensation or benefits under any benefit plan or (iv) forgive any loans to any of its employees;

●	liquidate, dissolve or wind up itself or any of its subsidiaries;

●
adopt, enter into, amend or terminate in any material respect any material collective bargaining agreement, except in the ordinary course (including as a result of the expiration of any such agreements) or as required by applicable law;

●
enter into any agreement or arrangement that grants "most favored nation" status to any counterparty or contains "exclusivity," "non-compete" or other similar provisions outside of the ordinary course or, in any case, that would materially restrict, following the closing of the Merger, the business of Stellantis or any of its successors and its subsidiaries taken as a whole;

●
enter into any purchase orders, commitments or agreements, in each case for capital expenditures, outside of the ordinary course exceeding €250 million in the aggregate in connection with any single project or group of related projects (other than those contemplated in the applicable party's current business plan or budget);

●	enter into any contract with any of its shareholders or their affiliates, other than (i) in the ordinary course and (ii) intra-group transactions;

●	enter into or amend any contract with Faurecia, or have any other dealing with Faurecia, other than in the ordinary course;

●	adopt any change in financial accounting principles, policies or practices, except to the extent that any such changes are required by IFRS;

●
agree to any settlement which would result in a payment or liability in excess of €500 million, unless and to the extent such payment or liability is specifically reserved for in the financial statements of the relevant party for the fiscal year ending December 31, 2018 or any subsequently published interim financial statements on or prior to the date of the Combination Agreement;

●
take any action that is reasonably expected to prevent, impair or materially delay the consummation of the Merger or any of the other transactions contemplated by the Combination Agreement (including the satisfaction of the conditions precedent to the Merger set forth in the Combination Agreement); and

●	agree to any of the foregoing.

The foregoing restrictions do not apply to Faurecia (in respect of Peugeot S.A.), provided that Peugeot S.A. has agreed to use commercially reasonable efforts to avoid any action by Faurecia that could reasonably be expected to result in a breach of such covenants.

Certain Covenants

FCA N.V. and Peugeot S.A. each have agreed to take certain actions between the date of the Combination Agreement and the Effective Time and following the Effective Time. Among other things, FCA N.V. and Peugeot S.A. have undertaken as follows:

Listing of Stellantis Common Shares

FCA N.V. and Peugeot S.A. will cause the FCA Common Shares, including the FCA Common Shares issued in the Merger, to be approved for listing on the NYSE, Euronext Paris and the MTA.

Pre-Merger Distributions

Prior to the Effective Time (i) an amount of €2.9 billion may be declared by FCA N.V. to be paid to the FCA Shareholders (with a record date prior to the closing of the Merger, and which will be paid to such FCA Shareholders of record on a payment date as soon as practicable after the closing of the Merger) (the "FCA Extraordinary Dividend"), (ii) an ordinary dividend for an amount of €1.1 billion (or a lower amount that represents the lowest maximum distributable amount of either party) (the "2019 Ordinary Dividend") in respect of the fiscal year ending December 31, 2019 may be paid by each of FCA N.V. and Peugeot S.A., and (iii) if the closing of the Merger has not occurred before the 2021 annual general meetings of Peugeot S.A. and FCA N.V., an ordinary dividend (together with the FCA Extraordinary Dividend and the 2019 Ordinary Dividend, the "Pre-Merger Distributions") in respect of the fiscal year ending December 31, 2020 for an amount to be agreed by FCA N.V. and Peugeot S.A. on the basis of their respective distributable amounts, may be paid by each of Peugeot S.A. and FCA N.V. On May 13, 2020 the parties decided that, in light of the impact of the COVID-19 crisis, neither FCA N.V. nor Peugeot S.A. will pay an ordinary dividend in 2020 relating to the fiscal year 2019. Pursuant to the Combination Agreement Amendment, the parties agreed that the amount of the FCA Extraordinary Dividend would be reduced to €2.9 billion (from €5.5 billion as was provided in the Original Combination Agreement).

Faurecia Distribution

Following agreement between PSA and FCA, on October 29, 2020, PSA sold 9,663,000 ordinary shares of Faurecia, representing approximately seven percent of the share capital of Faurecia with proceeds of approximately €308 million. FCA and PSA intend that, promptly following the Effective Time, Stellantis will distribute to its shareholders through a dividend or other form of distribution (including through a reduction of the share capital of Stellantis) (i) its remaining Faurecia ordinary shares, representing approximately 39 percent of the share capital of Faurecia, and (ii) cash equal to the proceeds of the sale of the Faurecia ordinary shares described above, subject to any corporate approvals required in relation thereto (including the prior approval of the Stellantis Board and the Stellantis Shareholders), which will be sought promptly following the closing of the Merger. PSA has undertaken (i) to convert, prior to the Effective Time, the manner in which it holds its remaining Faurecia ordinary shares, resulting in the loss of the double voting rights attached to such Faurecia ordinary shares and (ii) to cause its representatives on the board of directors of Faurecia to resign effective the day preceding the Effective Time, which will collectively eliminate PSA's influence over Faurecia and result in a loss of control prior to the Effective Time. FCA and PSA have also undertaken to each other and to Faurecia that Stellantis will not exercise control over Faurecia following the closing of the Merger. PSA has agreed that prior to the closing of the Merger there will be with no material changes in any currently existing commercial arrangements between PSA and Faurecia, other than amendments in the ordinary course, and that it will not effect the Faurecia Distribution prior to the closing of the Merger. The parties will, prior to the closing of the Merger, work diligently to prepare for the Faurecia Distribution in order to enable the Faurecia Distribution to be completed promptly following the closing of the Merger, including by making any filings, seeking any consents, authorizations or other permits as necessary or desirable with respect to the Faurecia Distribution (but in all events subject to the aforementioned corporate approvals).

Comau Separation

Promptly following the Effective Time, Stellantis is permitted to allocate to the Stellantis Shareholders through a demerger or similar transaction all the shares held by Stellantis in Comau or implement other value-creating alternative structures, including the sale of all the shares held by Stellantis in Comau (each of such transactions, the "Comau Separation"). FCA N.V. will, prior to the closing of the Merger, work diligently to prepare for the Comau Separation to enable the Comau Separation to be completed promptly following the closing of the Merger, including by establishing the perimeter, capital structure and governance of Comau in consultation with Peugeot S.A. and, if applicable, preparing all necessary documentation for the listing of Comau shares on the appropriate securities exchange.

Additional Distribution

Pursuant to the Combination Agreement Amendment, FCA N.V. and Peugeot S.A. have agreed that Peugeot S.A. will review with the PSA Managing Board and the PSA Supervisory Board and FCA will review with the FCA Board a potential distribution of €500 million to be paid by each party to its shareholders prior to the closing of the Merger, but solely if such distribution is paid by both parties, or, in the alternative, a potential cash distribution of €1.0 billion to be paid by Stellantis to its shareholders following the closing of the Merger.

Incentive Plans

FCA N.V. and Peugeot S.A. have agreed to coordinate between the date of the Combination Agreement and the closing of the Merger regarding the issuance of equity or other long-term incentive awards, with the intent that any awards granted will be consistent, including with respect to value, with awards granted by FCA N.V. and Peugeot S.A. in the ordinary course prior to the date of the Combination Agreement.

Regulatory Filings

Pursuant to the Combination Agreement, other than with respect to the ECB Clearance (as defined below) each of FCA N.V. and Peugeot S.A. agreed to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part to consummate and make effective the Merger and the other transactions contemplated by the Combination Agreement as soon as reasonably practicable after the date of the Combination Agreement, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other permits (including the required approvals from the relevant antitrust authorities (the "Competition Approvals")) (collectively, the "Consents") necessary to be obtained (if any) in order to consummate the Merger and the other transactions contemplated by the Combination Agreement, (ii) offering and complying with such commitments to the relevant regulatory authorities as would be necessary to enable the regulatory authorities to grant the Consents, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Combination Agreement and to fully carry out the purposes of the Combination Agreement; provided that such undertakings will not require FCA N.V. or Peugeot S.A. to, and neither FCA N.V. nor Peugeot S.A. may, without the consent of the other party, offer or comply with any commitment to any person, governmental entity or self-regulatory organization, or take any action (i) with respect to any assets, businesses or interests other than those of Stellantis, FCA N.V., Peugeot S.A. or their respective subsidiaries and non-consolidated joint ventures; (ii) if any such commitment or action, individually or in the aggregate, would, or would reasonably be expected to, result in a Substantial Detriment (as defined below); or (iii) without limiting clause (ii) above, unless any such commitment or action is conditioned on the consummation of the Merger and the other transactions contemplated by the Combination Agreement. For purposes of the Combination Agreement, a "Substantial Detriment" means, individually or in the aggregate, a material adverse impact (or a reasonably likely material adverse impact) on the value of the Combined Group after the closing of the Merger (taking into account the parties' contemplated plans for combining the businesses of PSA and FCA after the closing of the Merger and the value reasonably expected to be realized in connection with the Merger) or the imposition (or the reasonably likely imposition) of criminal penalties or sanctions.

Pursuant to the Combination Agreement Amendment, FCA N.V. and Peugeot S.A. agreed to take or cause to be taken any and all actions necessary, proper or advisable in light of such amendment to obtain or confirm, to the extent necessary, all Consents, including those obtained prior to the date of the Combination Agreement Amendment, required in order to consummate the Merger and the other transactions contemplated by the Combination Agreement.

In connection with the obtaining of the approval of the Merger and the other transactions contemplated by the Combination Agreement from the European Central Bank (the "ECB Clearance"), FCA N.V. and Peugeot S.A. agreed pursuant to the Combination Agreement to cooperate with each other and take (and cause their respective subsidiaries to take) or cause to be taken all actions, and do or cause to be done, as promptly as practicable, all things, necessary, proper or advisable under the Combination Agreement and applicable law, including:

●
taking, and causing their subsidiaries to take, any and all actions necessary to avoid, eliminate and resolve any and all impediments under applicable law that may be asserted by the European Central Bank, the French banking regulator (Autorité de contrôle prudentiel et de resolution) or any other person or governmental entity with respect to the ECB Clearance and to obtain all consents, approvals and waivers in connection with the ECB Clearance; provided that Peugeot S.A. and FCA N.V. will not be obligated to take any action (i) unless such action is expressly conditioned upon the consummation of the transactions contemplated by the Combination Agreement, and (ii) if such action is reasonably expected to have, individually or in the aggregate, a Substantial Detriment; and

●
if any action or proceeding is instituted (or threatened) challenging the granting of the ECB Clearance or otherwise delaying or prohibiting the consummation of the transactions contemplated by the Combination Agreement, taking any and all actions necessary to contest and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded or terminated, any decree, order, judgment or injunction (whether temporary, preliminary or permanent) that prohibits, prevents or restricts consummation of the Merger and other transactions contemplated by the Combination Agreement.

The Combination Agreement contains certain other covenants and agreements, including covenants relating to, among other matters:

●
the parties providing each other with the opportunity to review and comment upon all submissions and filings to any governmental entity or self-regulatory organization (if applicable) in connection with the Merger and the other transactions contemplated in the Combination Agreement;

●
each party keeping the other one appraised of the status of matters related to the completion of the transactions contemplated by the Combination Agreement and promptly notifying the other party of material developments related to the Consents;

●	the treatment of sensitive or privileged information in connection with the Consents; and

●
subject to confidentiality obligations and applicable law, access by each party to the other party's employees and properties as well as certain information about the other party during the period prior to the Effective Time.

Exclusivity; No Solicitation; Superior Proposal

Pursuant to the Combination Agreement, each of FCA N.V. and Peugeot S.A. agreed, subject to certain limitations set forth in the Combination Agreement, that, from and after the date of the Combination Agreement until the earlier of the closing of the Merger and the termination of the Combination Agreement, neither it nor any of its subsidiaries nor any of their respective officers, directors or employees may, and each of them will instruct and cause its and its subsidiaries' representatives not to, directly or indirectly:

●
initiate, solicit, encourage, facilitate, or induce any inquiry or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal (as defined below);

●
have any discussion with any person relating to any Acquisition Proposal (other than to decline to engage in discussions), engage in any negotiations concerning an Acquisition Proposal, or facilitate any effort or attempt to make an Acquisition Proposal;

●	provide any information or data to any person in relation to an Acquisition Proposal;

●	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

●
approve or recommend, propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, business combination agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

Notwithstanding the foregoing, if at any time following the date of the Combination Agreement in the case of FCA N.V., prior to the receipt of the FCA Shareholders Approval and in the case of Peugeot S.A., prior to the receipt of the PSA Shareholders Approval:

●
FCA N.V. or Peugeot S.A., as applicable, has received a bona fide written Acquisition Proposal from a third party that did not result from a violation of the foregoing limitations, which the FCA Board or the PSA Supervisory Board, as applicable, determines in good faith constitutes, or could reasonably be expected to result in, a Superior Proposal (as defined below); and

●	the FCA Board or the PSA Supervisory Board, as applicable, determines in good faith that failure to take such action would be inconsistent with the directors' fiduciary duties under applicable law,

then FCA N.V. or Peugeot S.A., as applicable, may (A) furnish information (including non-public information) to such person that has delivered the bona fide written Acquisition Proposal and (B) engage in discussions or negotiations with such person with respect to the Acquisition Proposal; provided that (1) prior to so furnishing such information or engaging in any such discussion or negotiations, as the case may be, the applicable party receives from such person an executed confidentiality agreement on terms no less restrictive, in the aggregate, than those contained in the confidentiality agreement currently in force between Peugeot S.A. and FCA N.V., and (2) any non-public information concerning FCA N.V. or Peugeot S.A., as applicable, provided or made available to such person will, to the extent not previously provided or made available to FCA N.V. or Peugeot S.A., as applicable, be provided or made available to such party as promptly as reasonably practicable (and in no event later than 24 hours) after it is provided or made available to such person.

For purposes of the Combination Agreement, "Acquisition Proposal", with respect to FCA N.V. or Peugeot S.A., as applicable, means any offer or proposal for, or any indication of interest in:

●
any combination, sale, transfer, tender offer, share exchange, merger, consolidation or similar transaction involving all or a substantial portion of the shares or assets of FCA N.V., Peugeot S.A. or any of their respective material subsidiaries;

●	an acquisition or purchase by any third party of the voting securities of, or equity interest in, FCA N.V., Peugeot S.A. or any of their respective material subsidiaries or significant investees; and

●	any other transaction that would reasonably be expected to prevent, impair or delay the consummation of the Merger or any of the other transactions contemplated by the Combination Agreement.

For purposes of the Combination Agreement, "Superior Proposal" means, with respect to FCA N.V. or Peugeot S.A., as applicable, a bona fide written Acquisition Proposal that did not result from a breach of the covenants described above in this section for or in respect of two-thirds or more of the issued and outstanding share capital of FCA N.V. or Peugeot S.A., as applicable, or all or substantially all of the assets of FCA N.V. and its subsidiaries, on a consolidated basis, or Peugeot S.A. and its subsidiaries, on a consolidated basis, as applicable, in each case on terms that the FCA Board or the PSA Supervisory Board, as applicable, determines in good faith, taking into account, among other things: (i) all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the Combination Agreement reasonably deemed relevant by the FCA Board or the PSA Supervisory Board, as applicable (including conditions to, expected timing and risks of consummation of, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, if applicable), (ii) in the case of FCA N.V., all other factors that the FCA Board is permitted to consider pursuant to Dutch law, (iii) in the case of Peugeot S.A., the corporate interest (intérêt social) of PSA and all other factors that the PSA Supervisory Board is permitted to consider pursuant to French law, and (iv) any improved terms that the other party may have offered pursuant to provisions described under "Board of Directors Recommendations; Change in Recommendations" are substantially more favorable to FCA N.V. or Peugeot S.A. and their respective shareholders and other stakeholders, as the case may be, than the transactions contemplated by the Combination Agreement (after taking into account any such improved terms), if applicable; provided that the PSA Supervisory Board and the FCA Board, as applicable, may not, given the substantial strategic benefits of the transactions contemplated by the Combination Agreement, determine an Acquisition Proposal to be substantially more favorable unless it constitutes at least a ten percent premium to the value reasonably expected to be realized by such party's shareholders through the transactions contemplated by the Combination Agreement.

Board of Directors Recommendations; Change in Recommendations

Each of Peugeot S.A. and FCA N.V. agreed pursuant to the Combination Agreement to cause their respective boards to recommend the respective PSA Shareholders and FCA Shareholders approve the Cross-Border Merger Terms (as defined below) and the transactions contemplated by the Cross-Border Merger Terms and the Combination Agreement (in this Prospectus, such recommendations are referred to as the "FCA Recommendation" or "PSA Recommendation," as applicable). See "The Merger—Approval of the Merger by the FCA Board" and "The Merger—Approval of the Merger by the Supervisory Board of PSA."

Notwithstanding the foregoing, at any time prior to the earlier of (i) receipt of the FCA Shareholders Approval or the PSA Shareholders Approval, as the case may be, and (ii) the termination of the Combination Agreement, the FCA Board or the PSA Supervisory Board will be entitled to effect a Change in Recommendation (as defined below), in each case, if such party receives an Acquisition Proposal that did not result from a breach of the covenants described above under "—Exclusivity; No Solicitation; Superior Proposal" and which the applicable board reasonably determines in good faith it constitutes a Superior Proposal; provided, however, that the FCA Board or the PSA Supervisory Board will be entitled to effect a Change in Recommendation, in each case, only to the extent such board has first complied with its obligations described in the following paragraph and then reasonably determines in good faith that the failure to effect such a Change in Recommendation would be inconsistent with the directors' fiduciary duties under applicable law. For the purposes of the Combination Agreement "Change in Recommendation" means that the board of the relevant party (1) determines to make no recommendation for the Merger, (2) fails to include the FCA Recommendation or PSA Recommendation, as applicable, in the relevant shareholders' circular, registration statement or information document, (3) withdraws, modifies or qualifies (or publicly proposes or publicly resolves to withdraw, modify or qualify) its recommendation for the Merger in a manner that is adverse to the other party, or (4) fails to recommend against any Acquisition Proposal structured as a public offer (openbaar bod) (or any material modification thereto) within five business days after commencement of such offer (or such material modification).

Neither the FCA Board nor the PSA Supervisory Board will be entitled to effect a Change in Recommendation unless the party that intends to take such action has provided the other party with a written notice to that effect (the "Change in Recommendation Notice"), which notice includes, as applicable, an un-redacted copy of the Superior Proposal that is the basis of such action (including the identity of the person making the Superior Proposal). During the five business day period following the receipt of the Change in Recommendation Notice, the notifying party will, and will cause its representatives to, negotiate with the other party in good faith (to the extent such other party desires to negotiate) to make such adjustments in the terms and conditions of the Combination Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and following the end of the five business day period, the board of the notifying party will determine in good faith, taking into account any changes to the Combination Agreement proposed in writing by the other party in response to the Change in Recommendation Notice or otherwise, whether the Superior Proposal giving rise to the Change in Recommendation Notice continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal will require a new Change in Recommendation Notice and the party intending to make a Change in Recommendation will be required to comply again with the requirements and procedure described in the Combination Agreement; provided, however, that for purposes of this sentence, references to the five business day period above will be deemed to be references to a three business day period.

Each party is entitled to terminate the Combination Agreement in the event of a Change in Recommendation of the other party and upon such termination the party terminating the agreement will be entitled to the payment by the other party of a termination fee in an amount of €500 million.

Governance Arrangements

The Combination Agreement provides for certain arrangements relating to the governance of Stellantis, including causing Stellantis to adopt as of the Governance Effective Time, new articles of association ("Stellantis Articles of Association"), board regulations ("Stellantis Board Regulations") and a loyalty voting program in agreed form. The principal terms of such governance arrangements are summarized below.

Initial Stellantis Board Composition

After the Governance Effective Time, the Stellantis Board will be a single-tier board and initially composed of 11 Directors, including the following initial Directors as of the day immediately following the date on which the Merger occurs:

●	the CEO of Stellantis;

●	two (2) Independent Directors (as defined below) nominated by FCA N.V.;

●	two (2) Independent Directors nominated by Peugeot S.A.;

●	two (2) Directors nominated by Exor;

●	one (1) Director nominated by BPI (or EPF/FFP, as further described below);

●	one (1) Director nominated by EPF/FFP; and

●
two (2) employee representatives: one such employee representative nominated through a process involving one or more bodies representing FCA employees prior to the closing and one such employee representative nominated by a body representing PSA employees prior to the closing.

Pursuant to the Stellantis Board Regulations, each Director will have one vote and no Director will have a casting vote on any decision.

For these purposes, "Independent Director" means a director meeting the independence requirements under the Dutch Corporate Governance Code and, with respect to members of the Audit Committee, also meeting the independence requirements of Rule 10A-3 under the Exchange Act, and the NYSE listing requirements.

Additionally, FCA N.V. and Peugeot S.A. agreed that Stellantis will follow the Dutch Corporate Governance Code and applicable international best practices (except, in each case, as otherwise agreed by the parties), and will ensure that (i) a majority of the non-executive members of the Stellantis Board qualifies as Independent Directors, and (ii) the members of the Stellantis Board have appropriate diversity in expertise, geography and gender.

Nomination Rights

The rights of Exor, EPF/FFP and BPI (each a "Nominating Shareholder") to nominate the number of Directors mentioned above also apply to future terms of office of the Stellantis Board; provided that:

●
if the number of Stellantis Common Shares held by BPI, and/or any of its affiliates, or EPF/FFP, and/or any of their affiliates, falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis Common Shares, such Nominating Shareholder will no longer be entitled to nominate a Director (in which case, any Director nominated by BPI or EPF/FFP, as the case may be, will be required to promptly, and in any case within ten days of the relevant threshold no longer being met, resign); and

●
if, at the Effective Time, at any time within the six years following the closing of the Merger or on the sixth anniversary of the closing of the Merger, both (i) the number of Stellantis Common Shares held by EPF/FFP and/or their affiliates increases to eight percent or more of the issued and outstanding Stellantis Common Shares, and (ii) the number of Stellantis Common Shares held by BPI and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis Common Shares, then EPF/FFP will be entitled to nominate a second Director to replace the BPI nominee (the "EPF/FFP Additional Director").

As an exception to the foregoing paragraph, if at the closing of the Merger or at any time within the six years following the closing of the Merger:

●
the number of Stellantis Common Shares held by BPI and its affiliates, on the one hand, or EPF/FFP and their affiliates, on the other hand, represents between four percent and five percent of the issued and outstanding Stellantis Common Shares (the "Threshold Stake");

●	either BPI or EPF/FFP has not otherwise lost its right to nominate a Director in accordance with the preceding paragraph; and

●	the number of Stellantis Common Shares held by BPI, EPF/FFP and their respective affiliates represents, in aggregate, eight percent or more of the issued and outstanding Stellantis Common Shares,

the Nominating Shareholder which holds the Threshold Stake will maintain its right to nominate a Director until the sixth (6th) anniversary of the closing of the Merger (it being understood that while BPI is entitled to nominate a Director pursuant to this exception, EPF/FFP will not be entitled to nominate the EPF/FFP Additional Director).

Additionally, Exor's right to nominate Directors will decrease in the event Exor and/or its affiliates reduce their equity ownership in Stellantis as follows:

●
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to eight percent of the issued and outstanding Stellantis Common Shares, Exor will be entitled to nominate one Director instead of two; and

●
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis Common Shares, Exor will no longer be entitled to nominate a Director.

In such cases, the Director designated by Exor for resignation from among the Directors nominated by Exor will be required to resign as promptly as reasonably practicable after the number of Stellantis Common Shares held by Exor and/or its affiliates falls below the applicable threshold.

Pursuant to Stellantis Articles of Association, the nomination rights of a Nominating Shareholder lapses upon a Change of Control (as defined in "Stellantis Articles of Association") of such Nominating Shareholder as further described under "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Board of Directors—Nomination Rights". Additionally, the general meeting of Stellantis may at all times overrule a binding nomination for the appointment of a Director by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital of Stellantis.

Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of PSA Ordinary Shares or Stellantis Common Shares will be disregarded for the purpose of determining whether the applicable Nominating Shareholder reaches the relevant threshold(s).

Initial Management of Stellantis

The Combination Agreement provides that the following positions will be filled by the following individuals from the day immediately following the date on which the closing of the Merger occurs:

●	Chairman: John Elkann;

●	CEO: Carlos Tavares;

●	Vice Chairman: a Director nominated by EPF/FFP; and

●	Senior Independent Director: an Independent Director nominated by PSA.

The initial term of office of each of the Chairman, CEO, Senior Independent Director and Vice Chairman will be five years, in each case beginning on the day immediately following the date on which the closing of the Merger occurs. The initial term of office for each of the other Directors will be four years. Mr. Elkann and Mr. Tavares will be the only executive Directors. Following the initial term, the members of the Stellantis Board will be elected for successive two-year terms.

The Stellantis Board Regulations provide that in addition to the Chairman's powers set out in the Stellantis Board Regulations, including the power to convene the Stellantis Board and the general meetings of Stellantis, if the Chairman is an executive Director, he or she will be consulted and work together with the CEO on that basis on important strategic matters affecting Stellantis (without prejudice to the powers of the Stellantis Board) as described in the section entitled "Stellantis".

In addition to his/her powers set out in Stellantis Articles of Association and the Stellantis Board Regulations, including the power to convene the Stellantis Board and the general meetings of Stellantis, the CEO will be responsible for the management of Stellantis in accordance with the Dutch Civil Code and will be vested with full authority to represent Stellantis individually.

The Senior Independent Director (acting as the voorzitter under Dutch Law) is expected to preside at the meetings of the Stellantis Board and will have the power to convene the Stellantis Board and general meetings of Stellantis.

The decisions of the Stellantis Board will require the approval of a simple majority of the Directors present at any meeting at which a quorum (i.e., the majority of the total number of Directors in office at that time) is present. As an exception to the foregoing, the approval of any amendment of the Stellantis Board Regulations or any decision of the Stellantis Board that relates to the powers and authority of the Chairman, the CEO, the Senior Independent Director or the Vice Chairman, requires a two-third majority of the votes cast at a meeting at which a quorum is present.

Voting Limitations

The Combination Agreement provides that under Stellantis Articles of Association no shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, may cast 30 percent (the "Voting Threshold") or more of the votes that could be cast at any general meeting of shareholders of Stellantis, including after giving effect to any voting rights exercisable through Special Voting Shares. Any voting right in excess of the Voting Threshold will be suspended. Furthermore, Stellantis Articles of Association will provide that, before each general meeting, any shareholder holding voting rights in excess of the Voting Threshold is required to notify Stellantis, in writing, of its shareholding and total voting rights in Stellantis and provide, upon written request by Stellantis, any information necessary to ascertain the composition, nature and size of the equity interest of that person and any other person acting in concert with it. The Voting Threshold restriction (i) may be removed following a resolution passed to that effect at a meeting of Stellantis Shareholders with a majority of at least two-thirds of the votes cast (for the avoidance of doubt, without giving effect to any voting rights exercisable through Special Voting Shares, and subject to the Voting Threshold), and (ii) will lapse upon any person holding more than 50 percent of the issued Stellantis Common Shares (other than Special Voting Shares) as a result of a public offer for Stellantis Common Shares.

Shareholders Undertakings

Each of the Reference Shareholders, in its capacity as PSA Shareholder or FCA Shareholder, as applicable, has entered into a letter agreement (a "Letter Agreement") with Peugeot S.A. or FCA N.V.,

as applicable, setting forth, among other things, the following undertakings relating to the Merger and the future governance of Stellantis:

Support of the Merger

Each Reference Shareholder has undertaken pursuant to its Letter Agreement to:

●
appear in person or by proxy at each and every meeting of the shareholders of the relevant party at which any of the transactions contemplated by the Combination Agreement is proposed for approval and causing all shares owned or controlled by it or as to which it has the power to vote to be counted as present in accordance with any procedures applicable to such meeting whether for purposes of determining the presence of a quorum or otherwise;

●
vote (or cause to be voted) all shares owned or controlled by it or as to which it has the power to vote in favor of any decision in furtherance of the approval of the transactions contemplated by the Combination Agreement that is submitted to the shareholders;

●
vote (or cause to be voted) against (A) any other transaction, proposal, agreement or action made in opposition to or which is inconsistent with the transactions contemplated by the Combination Agreement, including any Acquisition Proposal that is submitted to the shareholders, and (B) any other action, agreement or transaction that is intended to, that would be reasonably expected to, or the effect of which would be reasonably expected to, impede, delay, discourage or adversely affect the transactions contemplated by the Combination Agreement or the performance by the relevant Reference Shareholder of its obligations under its Letter Agreement; and

●
vote in favor of the adoption of any relevant governance document (e.g., articles of association and board internal rules) of Stellantis and any decision submitted to the governance bodies or shareholders of the relevant party which, in each case, implement the governance set forth in the Combination Agreement.

In addition, each Reference Shareholder has undertaken pursuant to its Letter Agreement (i) not to solicit, initiate or encourage any Acquisition Proposal or enter into, continue or participate in any discussions or negotiations with a third party regarding any Acquisition Proposal, (ii) to cease and cause to be terminated the participation of any of its representatives in all discussions or negotiations with any person conducted prior the date of the relevant Letter Agreement with respect to any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal and (iii) not to accept, approve, recommend or enter into any agreement, in respect of an Acquisition Proposal.

Standstill

Pursuant to the Letter Agreements, each Reference Shareholder will be restricted from buying shares to increase its interest in Peugeot S.A., FCA N.V. (before the Merger) or Stellantis for a period ending seven years following the Effective Time, except that EPF/FFP may increase its shareholding in Stellantis by up to a maximum of 2.5 percent of the Stellantis share capital (or five percent of the Peugeot S.A. share capital) by acquiring shares from BPI and/or Dongfeng and/or on the market, provided that market acquisitions may not represent more than one percent of the Stellantis Common Shares or two percent of the PSA Ordinary Shares plus, if applicable, the percentage of Stellantis Common Shares (or PSA Ordinary Shares) sold by BPI to any buyers other than EPF/FFP or any of its affiliates.

After the closing of the Merger, each Reference Shareholder may be released from its respective standstill obligation with respect to Stellantis Common Shares with the consent of the Stellantis Board, provided that, other than with regard to Dongfeng (that will be released if and to the extent any other Reference Shareholder is so released), such consent will not be adopted without the favorable vote of each of the directors nominated by the other Reference Shareholders that remain bound by their undertakings pursuant to their respective Letter Agreements.

After the closing of the Merger, Stellantis agrees to release each Reference Shareholder from its respective standstill obligation in the event (a) the Stellantis Board recommends a transaction in which a person or group would acquire 50 percent or more of Stellantis Common Shares (including a merger of Stellantis with or into another entity unless the shareholders of Stellantis immediately prior to the merger are entitled to receive more than the majority of the ordinary share capital and voting rights in the surviving entity of the merger), or (b) a person or group not acting in concert with the relevant Reference Shareholder formally files an offer to acquire 50 percent or more of the outstanding Stellantis Common Shares by means of a tender or exchange offer.

Lock-up

Pursuant to their respective Letter Agreements, from the date of the Combination Agreement until three years after the closing of the Merger, Exor, BPI and EPF/FFP and their respective affiliates will be subject to a lock-up in respect of their shareholdings in the relevant party before the closing of the Merger and in Stellantis thereafter, except that BPI will be permitted to reduce its shareholdings by a stake that is no higher than five percent of the PSA Ordinary Shares or 2.5 percent of the Stellantis Common Shares, as the case may be. In addition, Dongfeng and PSA have entered into a Share Repurchase Agreement dated as of December 17, 2019 (the "Share Repurchase Agreement"), pursuant to which Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA Ordinary Shares prior to the closing of the Merger (and any PSA Ordinary Shares so acquired will be cancelled) or, if the Merger has not yet occurred, by December 31, 2020. In connection with the entry by FCA N.V. and Peugeot S.A. into the Combination Agreement Amendment, (1) pursuant to the terms of the Share Repurchase Agreement, Peugeot S.A. purchased 10 million PSA Ordinary Shares from Dongfeng on September 23, 2020 through an off-market transaction as part of Peugeot S.A.'s share buyback program at a price of €16.385 per PSA Ordinary Share, which represents a total purchase price of €163,850,000 (excluding costs), and those PSA Ordinary Shares were cancelled after the settlement of the transaction on September 25, 2020, and (2) Peugeot S.A. and Dongfeng have agreed to amend the Share Repurchase Agreement to provide that if Dongfeng does not exercise its right to sell to Peugeot S.A. the additional 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of Stellantis Common Shares after having applied the Exchange Ratio, following the Merger) to third parties by December 31, 2022. Pursuant to its Letter Agreement, Dongfeng is subject to a lock-up until the Effective Time for the balance of its participation in Peugeot S.A., resulting in an ownership of 5.6 percent in FCA immediately after the Effective Time, assuming that the sale to Peugeot S.A. and cancellation of the 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement will not take place prior to the closing of the Merger and Dongfeng will not have otherwise sold such PSA Ordinary Shares prior to the closing of the Merger. See "—Major Shareholders of Stellantis" for further details.

After the closing of the Merger, Stellantis agrees to release each Reference Shareholder (other than Dongfeng) from its respective lock-up obligation in the event the Stellantis Board recommends a transaction in which a person or group would acquire 50 percent or more of the Stellantis Common Shares (including a merger of Stellantis with or into another entity unless the shareholders of Stellantis immediately prior to the merger are entitled to receive more than the majority of the share capital and voting rights in the surviving entity of the merger).

Faurecia Lock-Up

In connection with the entry by FCA N.V. and Peugeot S.A. into the Combination Agreement Amendment, each of the Reference Shareholders, in its capacity as shareholder of FCA N.V. or Peugeot S.A., as applicable, has entered into a letter agreement with FCA N.V. or Peugeot S.A., as applicable. Pursuant to such letter agreements, from the date of the Combination Agreement Amendment until the date which is 180 days after the completion of the Faurecia Distribution, each Reference Shareholder and their respective affiliates will be subject to a lock-up in respect of their shareholdings in Faurecia. Such restriction will not apply to any transfer of Faurecia shares to another Reference Shareholder or pursuant to any tender offer for the shares of Faurecia or any merger of Faurecia with any other entity or similar transaction.

Closing Conditions

The obligation of each of FCA N.V. and Peugeot S.A. to effect the Merger is subject to the satisfaction or waiver (by both parties, to the extent permitted by applicable law) of the following closing conditions:

●
the absence of a Material Adverse Effect with respect to the other party (which condition may be waived only by FCA in the event of a Material Adverse Effect with respect to PSA and only by PSA in the event of a Material Adverse Effect with respect to FCA);

●	approval of the Merger and of other corporate actions required to implement the transactions contemplated under the Combination Agreement by both the FCA Shareholders and PSA Shareholders;

●	approval from the NYSE, Euronext Paris and the MTA for listing of the FCA Common Shares;

●	the effectiveness of FCA's registration statement on Form F-4 and the obtaining of all necessary consents of the AFM with respect to this Prospectus;

●	the obtaining of the Competition Approvals;

●	the obtaining of the Consents, other than Competition Approvals and Consents for which the failure to be obtained or made would not, individually or in the aggregate, have a Substantial Detriment;

●	the obtaining of the ECB Clearance;

●
no injunctions or restraints of a governmental entity that prohibit or make illegal the consummation of the Merger, but only to the extent that any failure to comply with such prohibition would, individually or in the aggregate, reasonably be expected to have a Substantial Detriment; and

●
delivery of relevant closing documents to implement the Merger (i.e., pre-merger certificates issued by the relevant French and Dutch authorities attesting the proper completion of the pre-combination acts and formalities under French and Dutch law, respectively).

With respect to most of these conditions, the closing of the Merger without satisfying such conditions would either be impossible or give rise to penalties or other sanctions. For example, the Merger cannot close unless it is approved by the FCA Shareholders and the PSA Shareholders, and closing the Merger without Competition Approvals would, in most cases, be a violation of applicable law. Therefore, it would be impossible or unlikely as a practical matter that the parties would be in a position to waive satisfaction of those conditions.

Employee Matters

The Combination Agreement provides that the employees of each of FCA N.V., Peugeot S.A. and their respective subsidiaries at the closing of the Merger who continue to remain employed with the Combined Group, will, during the period commencing at the closing of the Merger and ending on December 31, 2021, be provided with a base salary, severance benefit protections and pension and welfare benefits that are no less favorable, in the aggregate, than those provided to employees of FCA N.V., Peugeot S.A. and their respective subsidiaries, as applicable, immediately prior to the closing of the Merger. On June 25, 2020, PSA's shareholders meeting decided, in accordance with applicable law, to waive the setting up of, and negotiation with, the special negotiating body required under EU law, as contemplated by the Combination Agreement. Pursuant to the Combination Agreement, FCA N.V. intends that the extraordinary general meeting of the FCA Shareholders will decide, in accordance with applicable law, to waive the setting up of, and negotiation with, the special negotiating body required under EU law.

Indemnification; Directors' and Officers' Insurance

The Combination Agreement provides that, from and after the closing of the Merger, Stellantis will indemnify and hold harmless each present and former director and officer of each party to the Merger or any of its subsidiaries (in each case, when acting in such capacity), determined as of the closing of the Merger (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the closing of the Merger and related to their respective roles as director of officer of the relevant party or its relevant subsidiary, whether asserted or claimed prior to, at or after the closing; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Prior to the closing of the Merger, each party to the Combination Agreement will (and if such party is unable to, Stellantis will) effective as of the Effective Time, obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the closing of the Merger from an insurance carrier with the same or better credit rating as such party's insurance carrier as of the date of the Combination Agreement with respect to directors' and officers' liability insurance and fiduciary liability insurance (collectively, "D&O Insurance") with benefits and levels of coverage at least as favorable as such party's existing policies as of the date of the Combination Agreement with respect to matters existing or occurring at or prior to the closing of the Merger (including in connection with the Combination Agreement and the other transactions contemplated by the Combination Agreement). If such party and Stellantis for any reason fail to obtain such "tail" insurance policies as of the closing of the Merger, Stellantis will continue to maintain in effect for a period of at least six years from and after the closing of the Merger the D&O

Insurance in place as of the date of the Combination Agreement with benefits and levels of coverage at least as favorable as provided in such party's existing policies as of the date of the Combination Agreement.

The rights of the Indemnified Parties under the Combination Agreement are in addition to any rights such Indemnified Parties may have under Stellantis Articles of Association, any other applicable organizational documents, contract or law.

Termination of the Combination Agreement

The Combination Agreement may be terminated:

●	by either Peugeot S.A. or FCA N.V.:

o
if the closing of the Merger will not have occurred by June 30, 2021 (such date, the "Longstop Date"); provided, however, that the Longstop Date may be extended for only one additional 90-day period at the option of either FCA N.V. and Peugeot S.A. (each in its sole discretion) if the only conditions that have not been met as at the Longstop Date are the obtaining of the Competition Approvals and/or the ECB Clearance (or the existence of injunctions or restraints of a governmental entity related thereto); provided, further, that neither (x) the right to extend the Longstop Date nor (y) the right to terminate the Combination Agreement pursuant to this paragraph, may be exercised by any party whose failure to perform any material covenant or obligation under the Combination Agreement has been the primary cause of, or primarily resulted in, the failure of a condition to the consummation of the Merger to be satisfied on or before the Longstop Date;

o
if the FCA Shareholders Approval or the PSA Shareholders Approval has not been obtained; provided that the right to terminate the Combination Agreement pursuant to this paragraph may not be exercised by any party whose failure to perform any material covenant or obligation under the Combination Agreement has been the primary cause of, or primarily resulted in, the failure to obtain the FCA Shareholders Approval or the PSA Shareholders Approval on or before the Longstop Date; or

o
if any governmental entity responsible for granting a Consent required as a condition precedent has (1) denied such Consent in writing and such denial has become final, binding and non-appealable, or (2) issued, promulgated, enforced or entered any order or decision permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger that has become final and non-appealable, or (3) enacted, issued, promulgated, enforced or entered any order or decision that requires a party or any of its subsidiaries to take or commit to take any actions constituting, or that would reasonably be expected to result in, a Substantial Detriment, or would otherwise constitute or reasonably be expected to result in a Substantial Detriment, in each case, that has become final and non-appealable, or (4) indicated to the parties definitively that it will grant the relevant Consent only if a party or any of its subsidiaries takes, or commits to take, any actions constituting, or that would reasonably be expected to result in, a Substantial Detriment; provided that the party seeking to terminate the Combination Agreement pursuant to this paragraph will have complied with its obligations under the Combination Agreement to (x) prevent the denial of such Consent, (y) prevent the entry of and to remove such order or decision, or (z) cause the relevant regulatory authority to grant the relevant Consent without a party or any of its subsidiaries taking, or committing to take, any actions constituting, or that would reasonably be expected to result in, a Substantial Detriment, as applicable; provided, further, that the right to terminate the Combination Agreement pursuant to this paragraph may not be exercised by any party whose failure to perform any material covenant or obligation under the Combination Agreement has been the primary cause of, or primarily resulted in, such denial or order or decision, as applicable.

●	by FCA N.V.:

	o	if the PSA Supervisory Board will have effected a Change in Recommendation;

	o	if the PSA Supervisory Board will have failed to hold a vote of the PSA Shareholders in order to obtain the PSA Shareholders Approval prior to March 31, 2021;

o
(i) if Peugeot S.A. (A) willfully breaches or fails to perform any of its covenants or agreements contained in the Combination Agreement in any material respect (and such breach is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) 30 days after giving notice of such breach or failure to perform by FCA N.V. to Peugeot S.A. and (y) three business days prior to the Longstop Date) or (B) breaches or fails to perform any of its covenants or agreements in the Combination Agreement in a manner that would be reasonably likely to prevent or materially delay completion of the transactions contemplated by the Combination Agreement or result in a Substantial Detriment; or (ii) if any of the representations or warranties of Peugeot S.A. contained in the Combination Agreement fails to be true (subject to the materiality qualifications provided for in the combination agreement); provided, however, that the right to terminate the Combination Agreement pursuant to this paragraph will not be available if FCA N.V. is then in material breach of any of its representations, warranties, covenants or other agreements under the Combination Agreement (the cause of the termination described in the Combination Agreement is referred to as the "FCA Material Breach Termination"); or

	o	in the event of a Material Adverse Effect with respect to Peugeot S.A.

●	by Peugeot S.A.:

	o	if the FCA Board will have effected a Change in Recommendation;

	o	if the FCA Board will have failed to hold a vote of the FCA Shareholders in order to obtain the FCA Shareholders Approval prior to March 31, 2021;

o
(i) if FCA N.V. (A) willfully breaches or fails to perform any of its covenants or agreements contained in the Combination Agreement in any material respect (and such breach is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) 30 days after giving notice of such breach or failure to perform by Peugeot S.A. to FCA N.V. and (y) three business days prior to the Longstop Date) or (B) breaches or fails to perform any of its covenants or agreements in the Combination Agreement in a manner that would be reasonably likely to prevent or materially delay completion of the transactions contemplated by the Combination Agreement or result in a Substantial Detriment; or (ii) if any of the representations or warranties of FCA N.V. contained in the Combination Agreement fails to be true (subject to the materiality qualifications provided for in the Combination Agreement); provided, however, that the right to terminate the Combination Agreement pursuant to this paragraph will not be available if Peugeot S.A. is then in material breach of any of its representations, warranties, covenants or other agreements under the Combination Agreement (the cause of the termination described in the Combination Agreement is referred to as the "PSA Material Breach Termination" and, together with the FCA Material Breach Termination, each a "Material Breach Termination"); or

	o	in the event of a Material Adverse Effect with respect to FCA N.V.

Termination Fees

In the event that the Combination Agreement is terminated by one party because the other party made a Change in Recommendation, then such other party will pay or cause to be paid to the party terminating the Combination Agreement an amount equal to €500 million (the "Termination Payment") (exclusive of any applicable value-added tax).

In the event that the Combination Agreement is terminated by either party because the FCA Shareholders Approval or PSA Shareholders Approval has not been obtained, then the party whose shareholders' approval was not obtained will pay or cause to be paid to the other party €250 million (exclusive of any applicable value-added tax).

In the event that the Combination Agreement is terminated by one party because the other party failed to hold a vote of its shareholders in order to obtain the relevant shareholders' approval prior to March 31,

2021, then the breaching party will pay or cause to be paid to the non-breaching party the Termination Payment.

In the event that the Combination Agreement is terminated by one party pursuant to the applicable Material Breach Termination, then the breaching party will pay or cause to be paid to the non-breaching party the Termination Payment.

Amendment

The Combination Agreement may be amended by the parties at any time before or after the approval of the Merger by the PSA Shareholders and the FCA Shareholders, but after the approval of the PSA Shareholders and the FCA Shareholders has been obtained, no amendment may be made to the Combination Agreement for which applicable laws or the rules of any relevant stock exchange require further approval by either the PSA Shareholders or the FCA Shareholders without first obtaining the requisite approval of such shareholders. The Combination Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Waiver

At any time prior to the Effective Time, subject to applicable law, the parties may extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained in the Combination Agreement or in any document delivered pursuant to the Combination Agreement or waive compliance with any of the agreements or the satisfaction of any of the conditions contained in the Combination Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing, signed on behalf of such party. The failure of any party to the Combination Agreement to assert any of its rights under the Combination Agreement or otherwise will not constitute a waiver of those rights.

Governing Law

The Combination Agreement is governed by, and construed and enforced in accordance with, Dutch law.

Arbitration

Any dispute or claim arising out of or relating to the Combination Agreement will be referred to and finally resolved by an arbitration tribunal pursuant to the rules of arbitration of the International Chamber of Commerce and with the place of arbitration in Geneva, Switzerland; provided, that the foregoing will be without prejudice to the right of each party to seek interim or conservatory relief before a competent court in the Netherlands, whether before or after the commencement of any arbitration.

The Combination Agreement Amendment

On September 14, 2020, FCA N.V. and Peugeot S.A. agreed to amend certain terms of the Original Combination Agreement in order to address the liquidity impact on the automotive industry of the COVID-19 pandemic while preserving the economic value and fundamental balance of the Original Combination Agreement. The amendment to the Original Combination Agreement is described above in this section.

Cross Border Merger Terms

FCA N.V. and Peugeot S.A. have prepared the cross-border merger terms for the Merger in accordance with Directive (EU) 2017/1132 of June 14, 2017 relating to certain aspects of company law (codification), as amended from time to time, and, in the case of FCA N.V., Part 7, Sections 2, 3 and 3A of Book 2 of the Dutch Civil Code and, in the case of Peugeot S.A., Articles L. 236-25 et seq. and R. 236-13 et seq of the French Commercial Code (the "Cross-Border Merger Terms"). The Cross-Border Merger Terms set out the main terms and conditions of the Merger and include provisions consistent with the Combination Agreement that comply with the requirements of Dutch law and French law, as applicable.

The FCA Board approved the Cross-Border Merger Terms and the transactions contemplated in the Cross-Border Merger Terms on October 23, 2020. The PSA Supervisory Board and the PSA Managing Board approved the Cross-Border Merger Terms and the transactions contemplated in the Cross-Border Merger Terms on October 27, 2020.

The Cross-Border Merger Terms were filed with the Clerk of the Commercial Court of Versailles (Greffe du Tribunal de Commerce de Versailles) on November 4, 2020 and were filed with the Dutch Trade Register on November 13, 2020. The Cross-Border Merger Terms are available on PSA's and FCA's corporate websites, and the other documents required under French law and Dutch law will be also made available on PSA's and FCA's corporate websites and at their office. The above mentioned filings will be publicly announced in a Dutch daily newspaper, the Dutch State Gazette (Staatscourant) and in the Journal Spécial des Sociétés that publishes legal notices in Yvelines, the French official bulletin of civil and commercial announcements (BODACC) and the French official bulletin of legal notices (Bulletin des Annonces Légales Obligatoires – "BALO").

Pursuant to the Combination Agreement, and in accordance with applicable law, the Cross-Border Merger Terms and the transactions contemplated by the Cross-Border Merger Terms will be submitted to the vote of the FCA Shareholders and PSA Shareholders. See "The PSA Shareholder Meeting" and "The FCA Extraordinary General Meeting".

Subject to the approval of the Merger by the requisite votes of the FCA Shareholders and the PSA Shareholders and the satisfaction or waiver of the other conditions precedents to the Merger, the Cross-Border Merger Terms provide that the Merger will be effective at the Effective Time, at which time, the separate corporate existence of Peugeot S.A. will cease, and FCA. N.V. will continue as the sole surviving corporation, and, by operation of law, FCA N.V., as successor to Peugeot S.A., will succeed to and assume all of the rights and obligations and other legal relationships, as well as the assets and liabilities, of Peugeot S.A. in accordance with Dutch law and French law. At the Governance Effective Time, FCA N.V. will be renamed Stellantis.

The Cross-Border Merger Terms provide that the Merger will enter into effect retroactively as from the Retroactive Effective Date, so that (i) Stellantis will be deemed to have had the use of all the assets (genot) of Peugeot S.A. as from the Retroactive Effective Date, (ii) all transactions of Peugeot S.A. as from the Retroactive Effective Date will be treated as being those of Stellantis, and (iii) all of the profits and losses derived from such transactions for the period starting as from the Retroactive Effective Date will be deemed realized by Stellantis.

THE PSA SHAREHOLDER MEETING

Date, Time, Place and Matters to be Considered at PSA Shareholder Meeting

Peugeot S.A. will take, in accordance with applicable law, the applicable rules and regulations of the AMF and Euronext Paris and its organizational documents, all action necessary to convene a special general meeting of its shareholders entitled to double voting rights (the "PSA Special General Meeting") and an extraordinary general meeting of its shareholders (the "PSA Extraordinary General Meeting", and together with the PSA Special General Meeting, the "PSA Shareholder Meeting"), as promptly as practicable after the later of (x) the expiration of any creditor rights opposition period under French law or Dutch law and (y) the date which is 40 business days after the date on which the Registration Statement is declared effective. The PSA Shareholder Meeting will be convened to approve the Merger in accordance with the Cross-Border Merger Terms and related corporate matters, and the removal of the double voting rights attached to the PSA Ordinary Shares.

Quorum—Vote Required—Shareholders Entitled to Vote

At the PSA Extraordinary General Meeting, resolutions will be adopted by a two-thirds majority of the votes cast by the shareholders present or represented, provided that at least 25 percent of the PSA Ordinary Shares carrying voting rights are present or represented at the first convening of such meeting, or at least 20 percent of the PSA Ordinary Shares carrying voting rights are present or represented at the second convening of such meeting.

At the PSA Special General Meeting, resolutions will be adopted by a two-thirds majority of votes cast by the shareholders entitled to double voting rights present or represented; provided that at least one-third of the PSA Ordinary Shares carrying double voting rights are present or represented at the first convening of such meeting, or at least 20 percent of the PSA Ordinary Shares carrying double voting rights are present or represented at the second convening of such meeting.

Votes cast at the PSA Extraordinary General Meeting or the PSA Special General Meeting do not include voting rights attached to the PSA Ordinary Shares for which shareholders did not take part in the vote, abstained, or returned a blank or invalid vote.

As of the Latest Practicable Date, 887,037,978 PSA Ordinary Shares were issued and outstanding, and the maximum number of votes entitled to be exercised at a meeting of PSA Shareholders at which the holders of all outstanding PSA Ordinary Shares are present was 1,228,363,665, reflecting that certain PSA Ordinary Shares have accrued double voting rights pursuant to Article L. 225-123 of the French Commercial Code and Peugeot S.A.'s articles of association (the "PSA Articles of Association").

Any PSA Shareholder, regardless of the number of shares he/she holds, will be entitled to participate in the PSA Extraordinary General Meeting physically or may otherwise vote by proxy or by mail (correspondance) in accordance with applicable laws and regulations. Only PSA Shareholders entitled to double voting rights will be permitted to participate in the PSA Special General Meeting.

The right to participate in the PSA Shareholder Meeting is subject to the registration of the shares in the name of the shareholder or of its intermediary registered on its behalf, at 00:00 (Paris time) at least two business days prior to the date on which the PSA Shareholder Meeting will be held, in the registered share accounts (comptes de titres nominatifs) held by Peugeot S.A. (or its agent) or in the bearer share accounts kept by an authorized intermediary.

The preliminary notice (avis de réunion) for the PSA Shareholder Meeting will be published in the BALO at least 35 days prior to the PSA Shareholder Meeting.

Record Date

The record date for the PSA Shareholder Meeting (the "PSA Record Date") will be December 30, 2020, i.e., the date that is two business days prior to the PSA Shareholder Meeting.

Dissenters', Appraisal, Cash Exit or Similar Rights

PSA Shareholders will not have dissenters', appraisal, cash exit or similar rights in connection with the Merger.

Recommendation of the Supervisory Board of PSA

On October 27, 2020, after careful consideration, the PSA Supervisory Board unanimously (i) approved the terms of the Merger as reflected in the Cross-Border Merger Terms and the execution of the Cross-Border Merger Terms, (ii) directed that the Cross-Border Merger Terms be submitted to a vote at a general meeting of PSA Shareholders and (iii) resolved to recommend that PSA Shareholders vote to approve the Cross-Border Merger Terms. The PSA Supervisory Board unanimously recommends that PSA Shareholders vote "FOR" the merger proposal.

Interests in the Transaction

For a description of the interests of directors and executive officers of PSA in the transaction, see "The Merger—Interests of Certain Persons in the Merger".

Revocation of Proxies

PSA Shareholders may revoke their proxy in the same manner as required for the appointment of proxies and provided that Peugeot S.A. is notified of such revocation within the timeframe specified for the PSA Shareholder Meeting.

THE FCA EXTRAORDINARY GENERAL MEETING

Date, Time, Place and Matters to Be Considered

At the extraordinary general meeting of FCA, to be held virtually on January 4, 2021, at the time and in accordance with the procedures set out in the convening notice to be published on FCA's website on November 23, 2020, the FCA Shareholders will vote on the following proposals:

●	to approve the Merger, in accordance with the Cross-Border Merger Terms, and related corporate matters;

●	to approve the resolution of the FCA Board to make the FCA Extraordinary Dividend; and

●	to approve the amendments to the articles of association of Stellantis, following the Merger, to increase and, subsequently, decrease Stellantis' issued share capital.

Quorum—Vote Required—Shareholders Entitled to Vote

At general meetings of FCA N.V., resolutions are in general adopted with an absolute majority of the votes validly cast at the meeting. If less than one-half of the issued and outstanding share capital is present or represented at the meeting, the resolution to merge must be adopted with a majority of at least two-thirds of the votes cast. No quorum requirements apply to the general meetings of FCA N.V. Blank votes will not be counted as votes cast. As of the Latest Practicable Date, there were 1,574,714,499 FCA Common Shares and 449,618,514 FCA Special Voting Shares outstanding. Every share (whether common or special voting) is entitled to one vote.

As a prerequisite to attending the general meeting and, to the extent applicable, exercising voting rights, the FCA Shareholders entitled to attend the meeting are required to inform the FCA Board in writing within the time frame mentioned in the convening notice. At the latest, this notice must be received by the FCA Board on the day mentioned in the convening notice. FCA Shareholders and those permitted by Dutch law to attend the general meetings of FCA N.V. may cause themselves to be represented at any meeting by a proxy duly authorized in writing; provided they notify FCA N.V. in writing of their wish to be represented at such time and place as will be stated in the notice of the meeting (if applicable). For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The FCA Board may determine further rules concerning the deposit of the powers of attorney, such rules to be mentioned in the notice of the meeting. The chairman of the meeting will decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of FCA N.V., the FCA Board may decide that FCA Shareholders will be entitled to attend, address and exercise voting rights at such a meeting through the use of electronic means of communication; provided that FCA Shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The FCA Board may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the FCA Board may, for each general meeting of FCA N.V., decide that votes cast by the use of electronic means of communication prior to the meeting and received by the FCA Board will be considered to be votes cast at the meeting. Such votes may not be cast prior to the FCA Record Date (as defined below). Whether the provision of the foregoing two sentences applies and the procedure for exercising the rights referred to in those sentences will be stated in the notice.

Prior to being allowed admittance to a meeting, an FCA Shareholder and each person entitled to attend the meeting must be registered on the attendance list for the meeting. In the event that it concerns an attorney of an FCA Shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting must also be stated. The chairman of the meeting may decide that other persons present at the meeting must also be registered on the attendance list for the meeting.

Persons with the right to vote or attend the general meeting will be those persons who, as at December 7, 2020, which is 28 days prior to such meeting (the "FCA Record Date"), are registered in the register established for that purpose by the FCA Board.

FCA N.V. is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

FCA Shareholders will be informed of the FCA N.V. extraordinary general meeting by issuance of a press release and notice on FCA N.V.'s website not less than 42 days prior to the scheduled date of the meeting.

Record Date

The FCA Record Date for the extraordinary general meeting of FCA N.V. is December 7, 2020, which is 28 days prior to such meeting.

Dissenters', Appraisal, Cash Exit or Similar Rights

FCA Shareholders will not have dissenters', appraisal, cash exit or similar rights in connection with the Merger.

Recommendation of the FCA Board

After careful consideration, the FCA Board has unanimously (i) determined that the Combination Agreement and the transactions contemplated by the Combination Agreement are in the best interests of, FCA and its shareholders, (ii) approved and declared advisable the Combination Agreement and the transactions contemplated by the Combination Agreement, (iii) directed that the Combination Agreement be submitted to a vote at a general meeting of FCA Shareholders and (iv) resolved to recommend that FCA Shareholders vote to approve the proposal. The FCA Board unanimously recommends that FCA Shareholders vote "FOR" the merger proposal.

Interests in the Transaction

For a description of the interests of directors and executive officers of FCA in the transaction see "The Merger—Interests of Certain Persons in the Merger".

Revocation of Proxies

FCA Shareholders may revoke their proxy vote, provided that the deadline for voting by proxy is seven days before the extraordinary general meeting of FCA N.V. The procedure to revoke a proxy is further described below.

FCA Shareholders Holding FCA Common Shares in a DTC Participant Account

FCA Shareholders who are holding FCA Common Shares in a participant account of DTC, should follow the voting instructions on their proxy card provided by, or on behalf of, their DTC participant (being a bank or broker). For further assistance FCA Shareholders should call the phone number listed on their proxy card or on their voting instruction form or contact their U.S. bank or broker.

Holders of FCA Special Voting Shares and Registered Shareholders

Holders of FCA Special Voting Shares may submit a revised instruction online in the same way followed to submit their previous online vote. U.S. registered shareholders seeking to amend or revoke their voting instruction should either (a) submit a revised instruction online via www.investorvote.com\FCAU, or (b) contact Computershare via web.queries@computershare.com to request a replacement proxy card. In each case, holders of FCA Special Voting Shares and registered shareholders should ensure that their revised instruction is received no later than the seventh day prior to the meeting.

Shareholders Holding FCA Common Shares in a Monte Titoli Participant Account

Shareholders who are holding FCA Common Shares in a Monte Titoli participant account, may revoke their proxy or their online vote posted through FCA N.V.'s website following the instruction reported on the proxy form or in the online voting platform provided through FCA N.V.'s website.

STELLANTIS

Group Structure

FCA N.V. is the parent company of FCA. For a list of FCA N.V.'s significant subsidiaries owned directly by FCA N.V., see "FCA 2019 Annual Report—Notes to the Consolidated Financial Statements—Note 3 (Scope of consolidation)" as incorporated by reference in this Prospectus. Upon completion of the Merger, Peugeot S.A. will merge with and into FCA N.V. (to be renamed Stellantis), and Stellantis will acquire the interests held, directly or indirectly by Peugeot S.A., in the companies that are currently part of PSA. A list of Peugeot S.A.'s subsidiaries is included in "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 21 (Consolidated Companies at 31 December 2019)" as incorporated by reference in this Prospectus.

See below a schematic overview of the Merger and a structure chart of the Combined Group following the Merger:

Directors of Stellantis

Pursuant to Stellantis Articles of Association, the Stellantis Board may have three or more Directors.

The Stellantis Board as a whole will be responsible for the strategy of Stellantis. The Stellantis Board will initially be composed of two executive Directors (i.e., the Chairman and the Chief Executive Officer), having the roles and responsibilities described below, and nine non-executive Directors, who do not have day-to-day responsibilities within Stellantis. Pursuant to Stellantis Articles of Association, the general authority to represent Stellantis will be vested in the Stellantis Board and the Chief Executive Officer (the "CEO") acting individually.

As of the date of this Prospectus, the following persons have been nominated for appointment to the Stellantis Board effective on the day immediately following the completion of the Merger and will be submitted for election at the extraordinary general meeting of FCA N.V., to be held on January 4, 2021:

Name	Year of Birth	Position with Stellantis	Citizenship
John Elkann	1976	Chairman and Executive Director	Italian - American
Carlos Tavares	1958	Chief Executive Officer and Executive Director	Portuguese
Robert Peugeot	1950	Vice Chairman and Non-Executive Director	French
Henri de Castries	1954	Senior Independent Director and Non-Executive Director	French
Andrea Agnelli	1975	Non-Executive Director	Italian
Fiona Clare Cicconi	1966	Non-Executive Director	British - Italian
Jacques de Saint-Exupéry	1957	Non-Executive Director	French
Nicolas Dufourcq	1963	Non-Executive Director	French
Ann Frances Godbehere	1955	Non-Executive Director	Canadian - British
Wan Ling Martello	1958	Non-Executive Director	American
James Kevin Scott	1972	Non-Executive Director	American

The initial term of office of each of the Chairman, Chief Executive Officer, Senior Independent Director and Vice Chairman will be five years, in each case beginning on the day immediately following the date on which the closing of the Merger occurs. The initial term of office for each of the other Directors will be four years. Mr. Elkann and Mr. Tavares will be the only executive directors.

In accordance with the combination agreement, James Kevin Scott and Wan Ling Martello have been nominated by FCA N.V.; Henri de Castries and Ann Godbehere by Peugeot S.A.; John Elkann and Andrea Agnelli by Exor; Nicolas Dufourcq by BPI; Robert Peugeot by EPF/FFP; and Fiona Clare Cicconi and Jacques de Saint-Exupéry in representation of FCA N.V. and Peugeot S.A. employees, respectively.

The Stellantis Board Regulations provide that, in addition to the Chairman's other powers set out in the Stellantis Board Regulations, if the Chairman is an executive Director, he or she will be consulted and work together with the CEO on that basis on important strategic matters affecting the Combined Group:

●	budget/long-term strategic planning;

●	mergers and acquisition transactions, including significant joint-ventures, investments and divestments;

●	strategic evolution of the brand portfolio and significant product investment;

●	appointments, succession planning and compensation for key positions in the global executive committee;

●	institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance;

●	significant public relations matters and major communication events/topics;

●	interaction with principal shareholders and key partners; and

●	providing leadership to the Stellantis Board and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management,

in each case, without prejudice to the powers of the Stellantis Board.

The CEO will have the powers set out in Stellantis Articles of Association and the Stellantis Board Regulations. In addition, he or she will be responsible for the management of Stellantis in accordance with the Dutch Civil Code and will be vested with full authority to represent Stellantis individually.

The Senior Independent Director (acting as the voorzitter under Dutch law) will preside over the meetings of the Stellantis Board and will be vested with the powers to convene the Stellantis Board and the Stellantis General Meeting.

The initial term of office of Directors is four years, except that the initial term of office of each of the Chairman, CEO, Senior Independent Director and Vice Chairman will be five years, in each case beginning on the day immediately following the date on which the closing of the Merger occurs. Following the applicable initial term, the members of the Stellantis Board will be elected for successive two-year terms, unless Stellantis General meeting resolves otherwise upon a proposal of the Stellantis Board. Please refer to "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Board of Directors".

Summary biographies of the Directors are set out below.

John Elkann (Chairman and Executive Director) – John Elkann is currently Chairman and Executive Director of FCA N.V. and will become Chairman and Executive Director of Stellantis following the closing of the Merger. He was appointed Chairman of Fiat S.p.A. on April 21, 2010 where he previously served as Vice Chairman beginning in 2004 and as a board member from 1997 and he became Chairman of FCA on October 12, 2014. John Elkann is also Chairman and Chief Executive Officer of Exor N.V. and Chairman of Giovanni Agnelli B.V.

Born in New York in 1976, John Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the FCA group in the United Kingdom and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the United States and Europe. John Elkann is Chairman of Ferrari N.V. and Ferrari S.p.A., Chairman of GEDI Gruppo Editoriale S.p.A. and a board member of PartnerRe Ltd. He also was a board member of The Economist Group from 2009 to 2020. John Elkann is a member of the Board of Trustees and of the Nominating Committee of the Museum of Modern Art (MoMA). He also serves as Chairman of the Giovanni Agnelli Foundation.

Carlos Tavares (Chief Executive Officer and Executive Director) – Carlos Tavares is currently Chairman of the PSA Managing Board and will become Chief Executive Officer and Executive Director of Stellantis following the closing of the Merger. He joined the PSA Managing Board on January 1, 2014 and was appointed as Chairman of the PSA Managing Board on March 31, 2014. Born in Portugal in 1958, Carlos Tavares graduated from École Centrale de Paris.

He held various positions within the Renault Group between 1981 and 2004, before joining the Nissan Group. Carlos Tavares was appointed Executive Vice President, Chairman of the Management Committee Americas and President of Nissan North America in 2009, before being appointed as Chief Operating Officer of Renault, a position he held until 2013. Carlos Tavares also serves as a director of Airbus Holding S.A., and is a member of the board of directors of the European Automobile Manufacturers' Association (ACEA).

Robert Peugeot (non-executive Director) – Robert Peugeot, chairman of FFP's board, is currently the permanent representative of FFP on the PSA Supervisory Board, a member of PSA's Finance and Audit Committee and chairman of PSA's Strategic Committee. He will serve as Vice Chairman and non-executive Director of Stellantis following the closing of the Merger. Robert Peugeot joined the PSA Supervisory Board as permanent representative of FFP on April 25, 2014. Born in France in 1950, Robert Peugeot is a graduate of École Centrale de Paris and Institut Européen d'Administration des Affaires (INSEAD).

Robert Peugeot has held various executive positions within PSA. From 1998 to 2007, he was vice-president for innovation and quality, and a member of the PSA's Executive Committee. In addition, Robert Peugeot serves as chairman of the board of FFP; director of Établissements Peugeot Frères S.A.; director of Faurecia S.E.; director of FFP Investment UK Ltd.; chairman of F&P S.A.S.; managing director of S.A.R.L. CHP Gestion; managing director of SC Rodom; permanent representative of F&P S.A.S. on the board of directors of Safran S.A.; member of the supervisory board of Signa Prime; director of Sofina S.A.; member of the supervisory board of Soparexo S.C.A.; director of Tikehau Capital Advisors S.A.S; and permanent representative of Maillot II S.A.S, on the board of directors of Sicav Armene 2.

He is a Knight of the French National Order of Merit and a Knight of the French Legion of Honour.

Henri de Castries (non- executive Director) – Henri de Castries will serve as Senior Independent Director and non-executive Director of Stellantis following the closing of the Merger. Born in France in

1954, he is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale d'Administration (ENA).

Henri de Castries was the chairman of the management board of AXA S.A. from 2000 and chairman and chief executive officer from April 2010 until September 2016. He previously worked for the French Finance Ministry Inspection Office and the French Treasury Department. In addition, Henri de Castries currently serves as director of Argus Media Ltd; chairman of Europe and special advisor of General Atlantic; chairman of the board of directors of AXA Assurances IARD Mutuelle; chairman of the board of directors of AXA Assurances Vie Mutuelle; member of the global advisory council of Leapfrog Investments Ltd; director of HSBC Holdings plc.; and vice-chairman of the board of directors of Nestlé S.A.

Andrea Agnelli (non-executive Director) – Andrea Agnelli will serve as non-executive Director of Stellantis following the closing of the Merger. Andrea Agnelli is Chairman of Lamse (since 2007), a financial holding company, Chairman of Juventus Football Club S.p.A. (since 2010), Chairman of "Fondazione del Piemonte per l'Oncologia" (since 2017) and Chairman of the "European Club Association" (since 2017, board member since 2012).

Born in Turin in 1975, he studied at Oxford (St. Clare's International College) and Milan (Università Commerciale Luigi Bocconi). Andrea Agnelli began his professional career in 1999 at Ferrari Idea in Lugano before moving to Lausanne to join Philip Morris International, from 2001 to 2004. In 2005, he returned to Turin to work in strategic development for IFIL Investments S.p.A. (now EXOR).

Andrea Agnelli is also a board member of Giovanni Agnelli B.V., board member of EXOR, a member of UEFA's Executive Committee and a member of the Advisory Board of BlueGem Capital Partners LLP. Previously he served as board member of Lega Serie A and as board member of the "Fondazione per la mutualità generale negli sport professionistici". Andrea Agnelli was appointed to the board of directors of Fiat S.p.A. on May 30, 2004 and became a member of the board of directors of FCA N.V. on October 12, 2014.

Fiona Clare Cicconi (non-executive Director) – Fiona Clare Cicconi will serve as an employee representative on the Stellantis Board following the closing of the Merger. Born in London in 1966, Fiona Clare Cicconi is executive vice-president and chief human resources officer at AstraZeneca PLC since 2014. Fiona Clare Cicconi started her career at General Electric, where she held various human resources roles within the oil and gas business. Subsequently, she spent a number of years at Cisco, overseeing human resources in Southern Europe and then industrial and employee relations in EMEA, before joining F. Hoffmann La Roche in 2006. There, she was most recently responsible for global human resources for Global Technical Operations.

Fiona Clare Cicconi holds a diploma in international business studies from Leeds Metropolitan University.

Jacques de Saint-Exupéry (non-executive Director) – Jacques de Saint-Exupéry will serve as an employee representative on the Stellantis Board following the closing of the Merger. Born in France in 1957, Jacques de Saint-Exupéry graduated from the Bordeaux Business School.

Jacques de Saint-Exupéry has held various positions within PSA since 1984. Since 2011, he has been working within the management control team covering the activities of the corporate finance and treasury department as well as the financial communication department.

In addition, Jacques de Saint-Exupéry has been involved in trade-union activity since 2008, including as secretary of the works council of PSA.

Nicolas Dufourcq (non-executive Director) – Nicolas Dufourcq will serve as non-executive Director of Stellantis following the closing of the Merger. Born in France in 1963, Nicolas Dufourcq is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale d'Administration (ENA).

Nicolas Dufourcq began his career at the French Ministry of Economy and Finance in 1988 and then joined the French Ministry of Health and Social Affairs in 1992, before joining France Telecom in 1994. In 1998, he created Wanadoo, the internet access leader, a subsidiary of France Telecom, and listed it for €20bn in 2000. Between 1998 and 2003, he was CEO of Wanadoo and executive director of France Telecom in charge of the internet, cable and pay TV. Nicolas Dufourcq joined Capgemini in 2003, where he was in charge of the central and southern Europe region. From 2004 to 2013, he served as chief financial officer and deputy chief executive officer of Capgemini. Since February 7, 2013, Nicolas Dufourcq has been the chief executive officer of Bpifrance SA. In addition, Nicolas Dufourcq serves as chief executive officer of Bpifrance Financement S.A.; chief executive officer of Bpifrance Investissement S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of Bpifrance Participations S.A.; permanent representative of Bpifrance Participations S.A. on the board of directors of Orange; vice-chairman of the supervisory board of STMicroelectronics N.V.; and member of the supervisory committee of Doctolib S.A.S.

Ann Frances Godbehere (non–executive Director) – Ann Frances Godbehere will serve as non-executive Director of Stellantis following the closing of the Merger. Ann Frances Godbehere was born in Canada in 1955.

Ann Frances Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G Group in 1981, where she served as senior vice president and controller for life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as chief financial officer from 2003 to 2007. From 2008 to 2009, she was interim chief financial officer and an executive director of Northern Rock bank in the initial period following its nationalization. Ann Frances Godbehere has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Most recently, and until May 2019, Ann Frances Godbehere served as a non-executive director of Rio Tinto plc and Rio Tinto Limited. She was also a senior independent director of Rio Tinto plc. In addition, Ann Frances Godbehere serves as non-executive director of Royal Dutch Shell plc. She is also a fellow of the Institute of Chartered Professional Accountants and a fellow of the Certified General Accountants Association of Canada.

Wan Ling Martello (non-executive Director) – Wan Ling Martello will serve as non-executive Director of Stellantis following the closing of the Merger. Born in Manila, the Philippines, in 1958, Wan Ling Martello currently serves as a partner and cofounder at BayPine, a private equity firm, a role she has held since 2020. From 2015 to 2018, Wan Ling Martello served as executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa regions at Nestlé.

From 2012 to 2015, Wan Ling Martello served as Nestlé's chief financial officer, and from 2011 to 2012 she served as Nestlé's executive vice president. From 2005 to 2011, Wan Ling Martello was a senior executive at Walmart Stores, Inc., a retail corporation, where she served as executive vice president for global ecommerce and executive vice president, chief financial officer & strategy. Wan Ling Martello has served on the board of directors of Alibaba Group since 2015 and of Uber Technologies, Inc. since 2017.

Wan Ling Martello holds an MBA from the University of Minnesota and a BS from the University of the Philippines.

James Kevin Scott (non-executive Director) – Kevin Scott will serve as non-executive Director of Stellantis following the closing of the Merger. Born in Lynchburg, Virginia, in 1972, Kevin Scott is executive vice president of technology & research, and the chief technology officer of Microsoft since 2017. Kevin Scott's 20-year career in technology spans both academia and industry as researcher, engineer and leader.

Prior to joining Microsoft, Kevin Scott was senior vice president of engineering and operations at LinkedIn from 2011 to 2016. Earlier in his career, Kevin Scott oversaw mobile ads engineering at Google, including the integration of Google's acquisition of AdMob. At AdMob, Kevin Scott was responsible for engineering and operations for the world's leading platform for mobile monetization. Before joining AdMob, Kevin Scott held numerous leadership positions at Google in the search and advertising divisions of the company.

Kevin Scott is the founder of the non-profit organization Behind the Tech, a member of the Anita Borg Institute's board of trustees and a director of The Scott Foundation.

Kevin Scott holds an M.S. in computer science from Wake Forest University, a B.S. in computer science from University of Lynchburg, and has completed most of his Ph.D. in computer science at the University of Virginia.

Committees

Pursuant to Stellantis Articles of Association and the Stellantis Board Regulations, the Stellantis Board will have power to appoint any committees, composed of Directors and officers of the company and of group companies. The Stellantis Board will determine the specific functions, tasks and procedures, as well as the duration of any such committees.

As contemplated by the Combination Agreement, the committees of the Stellantis Board will consist of (i) an audit committee (the "Audit Committee"), (ii) a remuneration committee (the "Remuneration Committee") and (iii) a governance committee (the "Governance Committee"). The parties to the Combination Agreement will mutually agree upon the members of each of the Audit Committee, Remuneration Committee and Governance Committee, as well as the chairs of each such committee, subject to the following requirements set forth in the Combination Agreement:

●	the Audit Committee will comprise only Independent Directors;

●	the chair of the Governance Committee will be selected from among the Independent Directors nominated by PSA (or his or her replacement); and

●	the chair of the Remuneration Committee will be selected from among the Independent Directors nominated by FCA (or his or her replacement).

The Audit Committee

Effective upon completion of the Merger, the Stellantis Board will establish an Audit Committee.

The Audit Committee will be responsible for assisting and advising the Stellantis Board oversight of, inter alia: (i) the integrity of the company's financial statements, including any published interim reports; (ii) the company's policy on tax planning; (iii) the company's financing; (iv) the company's application of information and communication technology; (v) the systems of internal controls that management and the board of directors have established; (vi) the company's compliance with legal and regulatory requirements; (vii) the company's compliance with recommendations and observations of internal and independent auditors; (viii) the company's policies and procedures for addressing certain actual or perceived conflicts of interest; (ix) the independent auditors' qualifications, independence, remuneration and any non-audit services for the company; (x) the performance of the company's internal auditors and of the independent auditors; (xi) risk management guidelines and policies; and (xii) the implementation and effectiveness of the company's ethics and compliance program.

The Audit Committee will be appointed by the Stellantis Board after the closing of the Merger and will be comprised of only Independent Directors. The Senior Independent Director or a former executive Director will not be able to serve as chairman of the Audit Committee. Audit Committee members will also be required (i) not to have any material relationship with the company or to serve as auditors or accountants for the company; (ii) to be "independent", for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code; and (iii) to be "financially literate" and have "accounting or selected financial management expertise" (as determined by the Stellantis Board). At least one member of the Audit Committee will be a "financial expert" as defined by the Sarbanes-Oxley Act and the rules of the SEC and section 2(3) of the Decree on the establishment of an audit committee. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Stellantis Board which must be disclosed in the company's annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the company, the chief financial officer and the head of internal audit attend its meetings while the CEO is entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and will attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee will meet with the independent auditors at least once per year outside the presence of the executive Directors and management.

The Remuneration Committee

Effective upon completion of the Merger, the Stellantis Board will establish a Remuneration Committee.

The Remuneration Committee will be responsible for, inter alia, assisting and advising the Stellantis Board in: (i) determining executive compensation consistent with the company's remuneration policy; (ii) reviewing and approving the remuneration structure for the executive Directors; (iii) administering equity incentive plans and deferred compensation benefit plans; (iv) discussing with management the company's policies and practices related to compensation and issuing recommendations with respect to such compensation; and (v) to prepare the remuneration report.

The Remuneration Committee will be appointed by the Stellantis Board after the closing of the Merger and is comprised of at least three non-executive Directors. More than half of its members will be independent under the Dutch Corporate Governance Code. The chair of the Remuneration Committee will be selected from among the Independent Directors nominated by FCA (or his or her replacement).

Unless decided otherwise by the Remuneration Committee, the head of human resources of the company attends its meetings.

The Governance Committee

Effective upon completion of the Merger, the Stellantis Board will establish a Governance Committee.

The Governance Committee will be responsible for, inter alia, assisting and advising the Stellantis Board with: (i) the recommendation of the criteria, professional and personal qualifications for candidates to serve as Directors; (ii) periodic assessment of the size and composition of the Stellantis Board; (iii) periodic assessment of the performance of individual Directors and reporting on this to the Stellantis Board; (iv) proposals for appointment of executive and non-executive Directors; (v) supervision of the selection criteria and appointment procedure for senior management; (vi) monitoring and evaluating reports on the group's sustainable development policies and practices, management standards, strategy, performance and governance globally; and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual sustainability report.

The Governance Committee will be appointed by the Stellantis Board after the closing of the Merger and will be comprised of at least three Directors. More than half of its members will be independent under the Dutch Corporate Governance Code. The chair of the Governance Committee will be selected from among the Independent Directors nominated by PSA (or his or her replacement).

Senior Management of Stellantis

The Chief Executive Officer of Stellantis is responsible for the management of Stellantis in accordance with the Dutch Civil Code and will be supported by the senior management of Stellantis.

It is expected that the Chief Executive Officer of Stellantis, following approval by the Stellantis Board, will be Carlos Tavares.

For the biography of Mr. Tavares, see "—Directors of Stellantis". The other members of the senior management of Stellantis have not yet been appointed.

Remuneration and Share Ownership of the Members of the Stellantis Board and Senior Management of Stellantis

For information regarding the compensation paid, and benefits in kind granted, for the fiscal year ended December 31, 2019 by FCA N.V. and its subsidiaries to Messrs. Elkann and Agnelli, as well as information regarding their pension, retirement or similar benefits, please refer to the FCA 2019 Annual Report, under the caption "Corporate Governance—Remuneration Report", which is incorporated by reference in this Prospectus.

Ms. Fiona Clare Cicconi, Ms. Wan Ling Martello and Mr. James Kevin Scott did not receive any compensation, benefits in kind or pension, retirement or similar benefits from FCA N.V. or its subsidiaries for the fiscal year ended December 31, 2019.

Carlos Tavares

Mr. Tavares is currently Chairman of the PSA Managing Board and will become Chief Executive Officer and Executive Director of Stellantis following the closing of the Merger.

The annual remuneration for Mr. Tavares as PSA's Chairman is determined by the Appointments, Compensation and Governance committee of the PSA Supervisory Board and approved at the annual meeting of PSA Shareholders. In 2019, it consisted of a fixed and variable cash component, an exceptional cash component related to the Opel Vauxhall "PACE!" recovery plan, certain benefits in kind and an equity-based, long-term incentive plan. Mr. Tavares also participates in PSA's pension plan, pursuant to which he receives the pension top-up contribution described below.

The below table shows the total remuneration paid by PSA to Mr. Tavares for the fiscal year ended December 31, 2019, including the value of performance shares awarded.

Year ended December 31, 2019 (in euro)
Paid in 2019
Fixed compensation(1)	1,500,000

Variable compensation(2)	2,483,496(3)
Exceptional compensation(2)	1,250,000
Pension top-up contribution(2)	1,012,347
Company car	2,796
Medical insurance benefit	1,224
Sub-total (annual compensation)	6,249,863
Value of the performance shares allocated during the fiscal year(2)	130,000 shares valued €2,299,440 (fair value estimated according to IFRS)
Sub-total (performance shares)	€2,299,440
TOTAL	€8,549,303
___________________________________________________________________________________
(1) Represents Mr. Tavares's annual base salary for 2019.
(2) For additional details, see the relevant section below.
(3) Represents Mr. Tavares' variable compensation paid in 2019. The amount of variable compensation allocated to Mr. Tavares for the year ended December 31, 2019 was €2,549,388.

Annual Variable Compensation

Under PSA's annual variable compensation plan, variable compensation is set as a percentage of the fixed personal compensation. In the fiscal year 2019, the at-target variable compensation component for Mr. Tavares was 170 percent of his fixed compensation, capped at 200 percent in case of extraordinary performance. Payment of the variable compensation is conditional upon satisfaction of a triple trigger threshold applicable to all beneficiaries of PSA's variable compensation plan, the satisfaction of collective group targets for the PSA Managing Board and the satisfaction of Mr. Tavares's personal targets. In the fiscal year 2019, the collective group target and the personal target accounted for 70 percent and 30 percent, respectively, of Mr. Tavares's maximum achievable variable compensation. No stock subscription or purchase option plan is in effect with respect to Mr. Tavares.

The triple trigger threshold, collective group targets and Mr. Tavares's personal targets for 2019 are set out below:

Threshold Distribution/Targets	Thresholds	2019 Outcome
Triple trigger threshold	Automotive division adjusted operating income	Attained
	Operating free cash flow for 2019 of the manufacturing and sales companies (excluding restructuring and non-recurring items)	Attained
	CO2 level of vehicles (car manufacturer and dealer network in Europe) in stock at December 31, 2019.	Attained

Threshold Distribution/Targets	Objectives	Percentage of the Variable Part	Percentage of target met
Collective Group Targets	Automotive division adjusted operating margin (30 percent of the Collective Group Targets)	21 percent	125 percent
	Operating free cash flow from manufacturing and sales companies (excluding restructuring and non-recurring items) (30 percent of Collective Group Targets)	21 percent	125 percent
	Profit (loss) for the period attributable to owners of the parent (20 percent of Collective Group Targets)	14 percent	125 percent
	Group sales points recommendation rate (10 percent of the Collective Group Targets)	7 percent	125 percent
	Group World Automotive quality failure rate (10 percent of collective Group targets)	7 percent	125 percent

Individual Targets for Carlos Tavares	China recurring operating income (recurring operating income of JVs in China in IFRS)	10 percent	100 percent
	DPCA free cash flow	10 percent	0 percent
	Workplace safety	5 percent	100 percent
	Percentage of women in group top management	5 percent	100 percent

Exceptional Compensation

In 2019, Mr. Tavares was entitled to exceptional compensation related to Opel Vauxhall's "PACE!" recovery plan. The payment of exceptional compensation was subject to the satisfaction of certain targets related to Opel Vauxhall's adjusted operating income and operating free cash flow during the fiscal year 2019. Each component accounts for 50 percent of the exceptional compensation calculation. The exceptional compensation was capped at 125 percent of the target exceptional compensation in the event of extraordinary performance. Payment of the exceptional compensation was approved at the general meeting of PSA's Shareholders on June 25, 2020.

Pension Top-up Contribution

Mr. Tavares is a participant in a retirement plan that provides an annual benefit that is directly tied to PSA's results and performance. The plan provides for the payment of an annual top-up contribution, of which 50 percent is in the form of contributions to an external fund as part of an optional defined contribution pension plan that can only be withdrawn when the plan participant retires, and the other 50 percent is in cash (based on a system of upfront taxation).

The contribution is equivalent to 25 percent of the amount represented by Mr. Tavares' fixed compensation and variable compensation allocated for the year (i.e., €1,500,000 and €2,549,388, respectively). The purpose of including the bonus in the calculation base is to ensure that the contribution is tied to PSA's performance. In respect of the fiscal year 2019, the annual top-up contribution awarded to Carlos Tavares for the performance of his duties amounted to €1,012,347 (this amount is subject to payroll taxes and income tax, and the net payment will be approximately 50 percent of the amount shown).

Long-term Incentive Plan

Mr. Tavares also participates in PSA's equity-based, long-term incentive plan (the "PSA LTI"). Under the PSA LTI, he is required to (i) retain in registered form, and for the duration of his position as chairman of the PSA Managing Board, at least 25 percent of the number of vested shares and (ii) commit to refrain from carrying out transactions to hedge risks related to the performance shares. Under the 2019 PSA LTI, Mr. Tavares was allocated 130,000 PSA ordinary shares. The performance shares vest in two tranches, with 50 percent vesting after three years and 50 percent after four years from the date of allocation. The final number of performance shares vested at the end of each vesting period will be determined based on PSA's actual performance for three consecutive fiscal years (2019-2021), measured across the following performance conditions:

Fraction of Shares Initially Allocated	Type of Performance Objective	Trigger Threshold	Target
Fraction 1 For 70 percent of shares	Automotive division adjusted operating margin (2019-2021 average)	50 percent of fraction 1 shares will vest if the trigger threshold is reached. If this trigger threshold is not attained, no shares will vest.	Beyond the trigger threshold, the number of shares that will vest will vary on a linear basis up to 100 percent of the shares vested if the performance objective is achieved.
Fraction 2 For 15 percent of shares	Group World Automotive quality failure rate (2019-2021 average)	50 percent of fraction 2 shares will vest if the trigger threshold is reached. If the trigger threshold is not reached, no shares will be vested.	Beyond the trigger threshold, the number of shares that will vest will vary on a linear basis up to 100 percent of the shares vested if the performance objective is achieved.
Fraction 3 For 15 percent of shares	Level of CO2 emissions from vehicles sold in Europe in 2020-2021	The vesting of 100 percent of fraction 3 shares is conditional upon the performance objective being met.

In 2019 the members of the PSA Managing Board, including Mr. Tavares, did not receive any compensation or attendance fees for other companies of the PSA group. See also Note 7.2.B to the audited consolidated financial statements of PSA contained in the PSA 2019 Universal Registration Document for a description of the performance share plan established in 2019.

Robert Peugeot

Mr. Peugeot is currently the permanent representative of FFP on the PSA Supervisory Board and will become the permanent representative of FFP on the Stellantis Board following the closing of the Merger.

As a member of the PSA Supervisory Board, Mr. Peugeot's remuneration is determined by the PSA Supervisory Board and approved by the annual general meeting of PSA's shareholders. Mr. Peugeot's remuneration consists of fixed and variable components for attendance at meetings of the PSA Supervisory Board and its committees, as well as additional fixed compensation where travel is required in order to attend such meetings.

In fiscal year 2019, the aggregate amount of remuneration for Mr. Peugeot was as follows:
Year ended December 31, 2019 (in euro)(1)
Attendance fees	40,000
Attendance fees (committee meetings)	35,000
___________________________________________________________________________________
(1) In fiscal year 2019, Mr. Peugeot also received attendance fees, with respect to the fiscal year ended December 31, 2018, in the amount of €50,000 as a member of the management committee of Faurecia. As a former executive of PSA, Mr. Peugeot receives an additional pension of €160,030 per year paid by Axa.

Henri de Castries, Nicolas Dufourcq and Ann Godbehere did not receive any compensation, benefits in kind or pension, retirement or similar benefits from PSA or its subsidiaries for the fiscal year ended December 31, 2019.

Share Ownership of the Stellantis Directors

As of the Latest Practicable Date, Mr. Elkann and Mr. Agnelli owned, respectively, 298,435 and 36,102 FCA Common Shares, in each case representing less than one percent of the FCA Common Shares outstanding.

As of the Latest Practicable Date, Mr. Tavares owned 326,000 PSA Ordinary Shares, representing 0.04 percent of PSA Ordinary Shares issued and outstanding as of such date.

As of the Latest Practicable Date, Mr. Peugeot directly owned 1,000 PSA Ordinary Shares. In addition, as a result of his position as Chairman of the FFP board, Mr. Peugeot may be deemed to beneficially own 110,622,220 PSA Ordinary Shares that are indirectly owned by FFP through Maillot (FFP being the Chairman and majority shareholder of Maillot) and 18,096,564 PSA Ordinary Shares that Maillot may acquire pursuant to an equity swap agreement with an investment services provider (as further described below). Collectively, these shareholdings amount to a total of 128,719,784 PSA Ordinary Shares, representing 14.51 percent of outstanding PSA Ordinary Shares as of such date.

As of the Latest Practicable Date, Mr. Peugeot also directly owned 500 ordinary shares of Faurecia. In addition, as a result of his position as Chairman of the FFP board, Mr. Peugeot may be deemed to beneficially own 510,000 ordinary shares of Faurecia that are indirectly owned by FFP through Maillot (FFP being the Chairman and majority shareholder of Maillot). Lastly, as of the Latest Practicable Date, Mr. Peugeot directly owned 9,682 ordinary shares of FFP.

On March 6, 2020, FFP entered into an equity swap agreement with an investment services provider that will expire on June 30, 2021, with such swap agreement having been subsequently transferred to Maillot. Under this equity swap agreement, Maillot may in its discretion acquire up to 18,096,564 PSA Ordinary Shares for a total amount of €228 million, which would represent approximately 2 percent of outstanding PSA Ordinary Shares.

In addition, as of the Latest Practicable Date, Mr. de Saint-Exupéry, who is expected to serve as a director representing the PSA employees on the Stellantis Board following the closing of the Merger, held 200 PSA Ordinary Shares and 562 units in the PSA Employee Stock Ownership Fund.

Dividend Policy Stellantis

At the time of this Prospectus, no dividend policy for Stellantis has been adopted.

The tax legislation of the Stellantis Shareholder's jurisdiction and of the Netherlands as the issuer's country of incorporation may have an impact on income received from the Stellantis Common Shares.

CAPITALIZATION AND INDEBTEDNESS

The tables below set forth PSA's and FCA's unaudited consolidated capitalization and indebtedness as of August 31, 2020 on an actual basis and as adjusted to give effect to the Merger and the Faurecia Distribution. All actual information has been derived from FCA's and PSA's accounting records as of August 31, 2020. These tables should be read in conjunction with the FCA Consolidated Financial Statements, the FCA Interim Financial Information, the PSA Consolidated Financial Statements, the PSA 2020 Semi-Annual Financial Information and the PSA Q3 2020 Revenue Update incorporated by reference in this Prospectus and "FCA Operating and Financial Review", "PSA Operating and Financial Review" and the "Unaudited Pro Forma Condensed Combined Financial Information" sections. The column Combined Group as adjusted for the Merger - Before Faurecia Distribution includes, where applicable, the pro forma adjustments as described in the "Unaudited Pro Forma Condensed Combined Financial Information" section, including the deconsolidation of Faurecia following the loss of control, based on accounting records as of August 31, 2020. The column Combined Group as adjusted for the Merger - Post Faurecia Distribution gives effect to the Faurecia distribution.

Capitalization

	As of August 31, 2020
	Actual PSA	Actual FCA	Combined Group as adjusted for the Merger - Before Faurecia Distribution	Ref.	Combined Group as adjusted for the Merger - Post Faurecia Distribution	Ref.
			(1)		(1)
			(Euro millions)
Total current debt (including current portion of non-current debt)	2,386	4,817	5,525	(a)	5,525	(a)
Guaranteed(4)	2	103	105		105
Secured(5)	373	546	712		712
Unguaranteed/ unsecured	2,011	4,168	4,708		4,708

Total non-current debt (excluding current portion of non-current debt)	11,660	20,848	27,301	(a)	27,352	(a)
Guaranteed(4)	4	3,904	3,937		3,937
Secured(5)	1,431	1,714	2,393		2,393
Unguaranteed/ unsecured	10,225	15,230	20,971		21,022

Shareholder's equity(2)	19,584	24,776	37,041		34,695
Share capital	905	20	31	(b)	31	(b)
Legal reserve(3)	90	13,089	13,179		13,179
Other reserves	18,589	11,667	23,831	(c)	21,485	(d)

Total	33,630	50,441	69,867		67,572

(1)	Includes adjustments consistent with the Unaudited Pro Forma Condensed Combined Financial Information included in this Prospectus:
(a)
Based on August 31, 2020 balances (i) elimination of amounts as a result of the Loss of Control of Faurecia, (ii) elimination of the commitment to repurchase PSA shares from Dongfeng under the share repurchase agreement and (iii) the fair value of the FCA financial liabilities;

(b)
Reflects the share capital of Stellantis which is the former FCA N.V. as the acquirer for legal purposes, after the issuance of shares to the shareholders of the legal acquiree, Peugeot S.A., assuming a par value of €0.01 per share, consistent with the current par value of the FCA Common Shares;

(c)
The Other reserves of the Combined Group include adjustments to reflect the FCA Extraordinary Dividend, the Preliminary Purchase Price Allocation, the Other Adjustments and the Loss of Control of Faurecia as reflected in the Unaudited Pro Forma Condensed Combined Financial Information, adjusted for changes in share capital in item (b) above;

(d) Reflects the adjustments in note (c) and the adjustment for the Faurecia Distribution.
(2)	Equity attributable to the owners of the parent.
(3)
The legal reserves comprise the legal reserves for PSA, as maintained pursuant to French law and its articles of association and for FCA, as maintained pursuant to Dutch law and its articles of association as of August 31, 2020. The actual legal reserves for the

Combined Group following the Merger may differ materially due to matters that are uncertain at this time, including, but not limited to, remeasurement of the Combined Group's assets and liabilities, change in applicable legal framework and the dependency on Stellantis's stand-alone accounts.

(4)
Primarily represent the Intesa Sanpaolo Credit Facility, which is partially guaranteed by SACE (Italy's export credit agency). SACE will guarantee 80 percent of the borrowings under this facility pursuant to the recently enacted Italian Liquidity Decree.

(5)	The secured debt is primarily related to lease liabilities.

Indebtedness

	As of August 31, 2020
	Actual PSA	Actual FCA	Combined Group as adjusted for the Merger - Before Faurecia Distribution	Combined Group as adjusted for the Merger - Post Faurecia Distribution
			(1)	(1)
	(Euro millions)
A Cash(2)	4,053	9,858	9,187	8,879
B Cash equivalents(2)	11,409	11,068	22,350	22,350
C Other current financial assets	631	170	789	789
D Liquidity (A + B + C)	16,093	21,096	32,326	32,018

E Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	1,836	2,199	2,612	2,612
F Current portion of non-current financial debt	550	2,618	2,913	2,913
G Current financial indebtedness (E + F)	2,386	4,817	5,525	5,525

H Net current financial indebtedness (G – D)	(13,707)	(16,279)	(26,801)	(26,493)

I Non-current financial debt (excluding current portion and debt instruments)	3,823	13,557	14,690	14,741
J Debt instruments	7,837	7,291	12,611	12,611
K Non-current trade and other payables	91	86	177	177
L Non-current financial indebtedness (I + J + K)	11,751	20,934	27,478	27,529

M Total financial indebtedness (H + L)	(1,956)	4,655	677	1,036
(1)	Includes adjustments consistent with the Unaudited Pro Forma Condensed Combined Financial Information included in this Prospectus, refer to Capitalization above.
(2)
FCA's cash and cash equivalents contain the same elements as set out in Note 17 (Cash and cash equivalents) to the FCA Consolidated Financial Statements. PSA's cash and cash equivalents contain the same elements as set out in Note 12.4 B (Cash and cash equivalents) to the PSA Consolidated Financial Statements.

Indirect and contingent indebtedness

As of August 31, 2020 and on the date of this Prospectus, the amount of indirect or contingent indebtedness of PSA has not changed significantly compared to the Off-balance sheet commitments and contingent liabilities presented in Note 16, and to the Current and non-current provisions Note 9, of the PSA 2020 Semi-Annual Financial Information, as well as compared to the Off-balance sheet commitments and contingent liabilities in Note 17 and Current and non-current provisions in Note 10 presented in the Consolidated financial statements at December 31, 2019.

As of August 31, 2020 and on the date of this Prospectus, the amount of indirect or contingent indebtedness of FCA has not changed significantly compared to the information presented in Notes 12 - Employee benefits liabilities, 13 - Provisions and 18 - Guarantees granted, commitments and contingent liabilities, of the Semi-Annual Report as of and for the three and six months ended June 30, 2020 as well as compared to Notes 19 – Employee benefits liabilities, 20 – Provisions, 25 – Guarantees granted, commitments and contingent liabilities presented in the Consolidated financial statements as at December 31, 2019.

FCA

Overview

FCA is a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through over a hundred manufacturing facilities and over forty research and development centers. FCA has operations in more than forty countries and sells its vehicles directly or through distributors and dealers in more than a hundred and thirty countries. FCA designs, engineers, manufactures, distributes and sells vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For its mass-market vehicle brands, FCA has centralized design, engineering, development and manufacturing operations, which allows it to efficiently operate on a global scale. FCA supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, FCA designs, engineers, manufactures, distributes and sells luxury vehicles under the Maserati brand. FCA makes available retail and dealer financing, leasing and rental services through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, FCA operates in the components and production systems sectors under the Teksid and Comau brands. Refer to "FCA 2019 Annual Report—Notes to the Consolidated Financial Statements—Note 3 (Scope of consolidation)" for detail on the announced sale of Teksid's cast iron automotive components business. As announced in December 2019, FCA will continue work on the separation of its holding in Comau, which will be separated promptly following closing of the Merger.

See the section entitled "Group Overview" in the FCA 2019 Annual Report, which is incorporated by reference in this Prospectus, for a detailed description of FCA's history, industry overview, strategy and description of business. See for more detail "Information Incorporated By Reference—Information Relating to FCA".

FCA OPERATING AND FINANCIAL REVIEW

The FCA operating and financial review is incorporated by reference in this Prospectus, see the section entitled "Financial Overview" in the FCA 2018 Annual Report and in the FCA 2019 Annual Report and the section entitled "Management Discussion and Analysis" in the FCA 2020 Semi-Annual Report and the FCA Q3 2020 Interim Report, which are incorporated by reference in this Prospectus. See for more detail "Information Incorporated By Reference—Information Relating to FCA".

PSA

Overview

In 2019 PSA was the second largest car manufacturer in Europe based on the volume of vehicles sold. It has a presence in 160 countries and operates 17 production sites across the world. As of December 31, 2019, PSA employed approximately 209,000 employees. PSA sold 1,033,253 and 3,479,096 vehicles and recorded revenue of €25,120 million and €74,731 million and operating income of €482 million and €4,668 million in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively.

PSA's business is organized into three main divisions:

●
the automotive division, which covers the design, manufacture and sale of passenger vehicles and light commercial vehicles under the Peugeot, Citroën and DS brands (collectively, "PCD"), and Opel and Vauxhall brands (collectively, "OV"), as well as after-sales, maintenance, repair and spare parts operations. The automotive division comprises two reporting segments, the PCD segment and the OV segment. The automotive division recorded revenue of €58,943 million in the fiscal year ended December 31, 2019;

●
the automotive equipment division, which comprises the operations of Faurecia and comprises four business groups that include interiors, seating, clean mobility (covering exhaust systems technology) and Clarion Electronics (covering cockpit electronics and low-speed advanced drivers' assistance systems). The automotive equipment division corresponds to the automotive equipment reporting segment. The automotive equipment division recorded revenue of €17,768 million in the fiscal year ended December 31, 2019; and

●
the finance division, which comprises the operations of Banque PSA Finance ("BPF"). BPF operates in 17 countries and provides retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks. BPF primarily operates through two major partnerships in Europe, with Group Santander Consumer Finance ("Santander") for the Peugeot, Citroën and DS brands, and with BNP Paribas Personal Finance ("BNP") for the Opel and Vauxhall brands. BPF is a regulated credit institution overseen by European and French banking regulators, including the European Central Bank and the French Autorité de Contrôle Prudentiel et de Résolution. The finance division corresponds to the finance reporting segment. The finance division recorded revenue of €2,163 million in the fiscal year ended December 31, 2019.

PSA's other activities are recorded under "Other Businesses", which mainly includes the activities of PSA's holding company, Peugeot S.A., a public limited liability company (société anonyme) organized under the laws of France, PSA's 25 percent interest in the GEFCO Group, an automotive logistics and supply chain management company, and its Free2Move brand, which combines PSA's connected car and mobility service offerings. PSA Ordinary Shares are currently listed on Euronext Paris under the symbol "UG" and are part of the CAC 40 index.

The bylaws of PSA provide that PSA will be in existence until December 31, 2058, except in the event PSA is dissolved or its term is extended.

The principal executive offices of PSA are located at Route de Gisy, 78140 Vélizy-Villacoublay, France. PSA's telephone number is +33 (0)1 55 94 81 00.

History, Development and Trends

History and Development

Peugeot S.A. began manufacturing and selling vehicles to consumers in 1896. Following the legal and financial restructuring of PSA in 1965, Peugeot S.A. was transformed into a holding company, with its operating activities being taken over by its subsidiary, Automobiles Peugeot. During the second part of the twentieth century, PSA expanded its automotive business. In 1974, PSA acquired all of the outstanding shares of Citroën S.A. and then merged the two companies in 1976. In 1978, PSA acquired Chrysler Corporation's stake in its industrial and commercial subsidiaries in Europe, as well as Chrysler Financial Corporation's European commercial financing subsidiaries.

The automotive division was reorganized in 1998 to align PSA's legal structures with the new functional organization introduced that year. Automobiles Peugeot and Automobiles Citroën transferred all of their motor vehicle development and manufacturing assets to Peugeot Citroën Automobiles, while their equipment design and manufacturing operations were transferred to Process Conception Ingénierie.

The automotive equipment division originated with the merger of Aciers et Outillages Peugeot and Cycles Peugeot in 1987 under the name "Ecia", which was later renamed "Faurecia" following the merger with another automotive equipment manufacturer, Bertrand Faure. In 2001, Faurecia further expanded by acquiring Sommer Allibert's automotive equipment business.

PSA Finance Holding provided financing for Peugeot and Citroën vehicle sales and was transformed into a bank in 1995, subsequently taking on the name "Banque PSA Finance". Since 2015, BPF has instituted a business model based on cooperation agreements, including two major partnerships in Europe with Santander for the Peugeot, Citroën and DS brands, and with BNP for the Opel and Vauxhall brands.

In recent years, PSA has expanded its business in the areas of after-sales services and used vehicles. In 2015, PSA acquired Mister Auto, an e-commerce platform for spare parts for all automotive brands on the European market. In 2016, PSA and Aramisauto, a company which sells used vehicles online, entered into a capital and strategic alliance to accelerate the development of online sales of used vehicles and related services.

In the automotive division, PSA acquired the Opel and Vauxhall subsidiaries of GM on August 1, 2017.

PSA expanded into new markets by entering into partnerships in multiple regions. In 1992, Shenlong Automobile, a joint venture with DFG was created to produce and sell Citroën vehicles in China. In 2000, the joint venture was extended to Peugeot vehicles and changed its name to DPCA. In 2011, a new joint venture, Changan PSA Automobiles Co., Ltd. ("CAPSA"), was created with the Changan group to carry out the production and sale of the DS brand in China. In January 2017, PSA and the CK Birla Group signed joint venture agreements to produce and sell vehicles and components in India by 2021.

In December 2017, PSA and Nidec Leroy-Somer Holding, an electromechanical and electronic drive systems manufacturer, decided to work together in the electric traction motor field. The joint venture, Nidec-PSA emotors, operates in France and focuses on designing, engineering, developing, manufacturing and selling electric traction motors.

In October 2019, PSA announced that Mahindra & Mahindra Ltd. would acquire PSA's 49 percent stake in Peugeot Motocycles, which manufactures scooters and small motorcycles under the Peugeot brand.

On December 17, 2019, Peugeot S.A. and FCA N.V. entered into a combination agreement providing for the cross-border merger of their businesses. The Combination Agreement provides that, prior to the closing of the Merger, PSA will distribute to its shareholders by special distribution or interim dividend all of the shares held by it in Faurecia. For additional information, refer to "The Combination Agreement and Cross Border Merger Terms".

In May 2020, PSA sold its 50 percent stake in CAPSA to Baoneng Investment Group Co. Ltd. ("Baoneng").

PSA's principal activities have not changed materially in nature during the period covered by the historical financial information included in this Prospectus.

PSA Organization

PSA is organized as follows

PEUGEOT S.A.
AUTOMOTIVE EQUIPMENT
AUTOMOTIVE
FINANCE
FAURECIA
faurecia
PSA AUTOMOBILES
OPEL AUTOMOBILES
AUTOMOBILES PEUGEOT
PEUGEOT
AUTOMOBILES CITROEN
CITROËN
DS
DS AUTOMOBILES
OPEL VAUXHALL
OPEL
VAUXHALL
BANQUE PSA FINANCE
Interiors, Seating, Clean Mobility and Clarion Electronics
Design and production
Trade
Manufacturing companies and entities jointly owned with other car manufacturers
Subsidiaries and entities in the dealership network (passenger cars and light commercial vehicles)
Subsidiaries and entities in the dealership network for replacement parts
Retail financing to customers of the five brands and wholesale financing to their dealer networks

Divisions

Automotive

The following tables set forth revenue and capital expenditure for the automotive division for the six months ended June 30, 2020 and 2019 and the fiscal years ended December 31, 2019, 2018 and 2017.

	Six months ended June 30,		H1 2020 vs. H12019
(€ million)	2020	2019	Actual	% Change
Revenue(1)	19,595	30,378	(10,783)	(35.50)
Capital expenditure	1,208	1,850	(642)	(34.70)
___________________________________________________________________________________________________________
(1) Presented (i) after elimination of the inter-company operations between the PCD and OV segments and (ii) before elimination of the inter-company operations between the automotive division, and the automotive equipment and finance divisions.

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Revenue(1)	58,943	58,553	47,145	390	0.67	11,408	24.20
Capital expenditure	3,518	3,287	2,886	231	7.03	401	13.89
___________________________________________________________________________________________________________
(1) Presented (i) after elimination of the inter-company operations between the PCD and OV segments and (ii) before elimination of the inter-company operations between the automotive division, and the automotive equipment and finance divisions.

Brands

The automotive division operates through five main brands:

●	Peugeot. Peugeot is PSA's most historic brand. The first car to carry the Peugeot brand was produced in 1889, making PSA the world's second-oldest car manufacturer and the oldest continuous car brand. Present in 160 countries, Peugeot provides consumers with a wide range of models as well as other mobility services. PSA sold 445,221 and 1,453,823 Peugeot vehicles in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively;

●
Citroën. Created by André Citroën, Citroën celebrated its 100-year anniversary in 2019. Supported by its long history and a focus on innovative technology, Citroën has established itself as a popular brand in the automotive market. Citroën is currently focused on the electrification of its vehicle range as well as international expansion, such as the launch of Citroën in India in 2020. PSA sold 303,101 and 989,853 Citroën vehicles in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively;

●
DS. DS is a French premium brand created by Citroën in 2009. DS, which stands for "Distinctive Series", is offered by Citroën alongside its mainstream cars. Commencing in 2015 (and in 2012 in China), the Citroën brand was dropped from the DS line models, and DS continued as a standalone brand. PSA sold 18,813 and 61,989 DS vehicles in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019 respectively; and

●
Opel and Vauxhall. Opel, along with its British sister brand Vauxhall, has a long history in Europe. The Opel and Vauxhall brands aim to provide quality and innovative engineering to a broad range of customers. PSA sold 266,118 and 973,431 Opel and Vauxhall vehicles in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively.

The following tables set forth world sales by brand for the automotive division for the six months ended June 30, 2020 and 2019 and the fiscal years ended December 31, 2019, 2018 and 2017.

Brand	H1 2020 volume(1)%		H1 2019 volume(1)%		H1 2020 vs H1 2019 % change
Peugeot	445,221	43.09	767,062	40.31	(41.96)
Citroën	303,101	29.33	536,034	28.17	(43.45)
DS	18,813	1.82	32,217	1.69	(41.61)
OV	266,118	25.76	567,649	29.83	(53.12)
PSA Total	1,033,253	100	1,902,962	100	(45.70)
___________________________________________________________________________________________________________
(1) Including complete knock-down ("CKD") kits (i.e., kits containing the complete non-assembled parts of a vehicle).

Brand	2019(1) volume	%	2018(1)(2) volume	%	2017(1)(3) volume	%	2019 vs. 2018 % change	2018 vs. 2017 % change
Peugeot	1,453,823	41.79	1,740,214	44.88	2,119,845	58.36	(16.46)	(17.91)
Citroën	989,853	28.45	1,046,229	26.98	1,055,676	29.06	(5.39)	(0.89)
DS	61,989	1.78	53,265	1.37	52,860	1.46	16,38	0.77
OV	973,431	27.98	1,038,057	26.77	403,933	11.12	(6.23)	156.99
Total	3,479,096	100.00	3,877,765	100.00	3,632,314	100.00	(10.28)	6.76
___________________________________________________________________________________________________________
(1) Including CKD kits.
(2) Including approximately 144,000 vehicles sold in 2018 in Iran by Iran Khodro and IKAP, of which 141,000 were sold under a Peugeot license.
(3) Including approximately 444,000 vehicles sold in 2017 in Iran by Iran Khodro and IKAP, of which 443,000 were sold under a Peugeot license.

Principal Geographic Markets

PSA carries out its automotive activities in the following six geographic markets:

●
Europe. PSA sold 884,524 and 3,019,729 vehicles in Europe in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively, which represents approximately 86 percent and 87 percent of the total vehicles sold by PSA over these periods, respectively.

●
Middle East and Africa. The Middle East and Africa is an important region for PSA's global development, with 71,285 and 164,266 vehicles sold in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively. In September 2019, PSA expanded its regional industrial footprint by starting production at a new plant in Kenitra, Morocco.

	o	After the signing in 2015 of the Joint Comprehensive Plan of Action ("JCPOA"), commonly referred to as the "Iran deal", PSA entered into partnerships with:

● Iran Khodro, establishing the 50-50 joint venture Iran Khodro Automobiles Peugeot Company ("IKAP"), which manufactured vehicles under the Peugeot brand in Iran; and

● SAIPA, establishing the 50-50 joint venture Saipa Citroën Company ("SCC"), which manufactured vehicles under the Citroën brand in Iran.

In compliance with the United States' withdrawal decision from the JCPOA, PSA wound down its activities in the Iranian automotive sector by August 6, 2018.

●
China and South-East Asia. China is the single largest automotive market in the world and therefore an important market for PSA's strategic development. PSA sold 22,412 vehicles in China in the six months ended June 30, 2020 and 117,084 vehicles in China and South-East Asia in 2019. In China, PSA operates 50-50 manufacturing joint ventures with Dongfeng Motor Group, specifically:

	o	DPCA, which manufactures vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China; and

	o	DPCS, which markets the vehicles produced by DPCA in China.

In addition, PSA operated CAPSA, a joint venture with the Changan group that manufactured and marketed vehicles under the DS brand in China until May 2020, when it sold its 50 percent interest to Baoneng.

●
Latin America: PSA has maintained a significant presence in this region against a backdrop of economic difficulties and political instabilities affecting many Latin American countries. PSA sold 37,154 and 135,739 vehicles in Latin America in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively.

●
India-Pacific: Including India, Japan, South Korea, Australia and New Zealand, India-Pacific is a region with important prospects for PSA's brands. Sales in this region totaled 26,639 vehicles in the fiscal year ended December 31, 2019. In the six months ended June 30, 2020, PSA sold 11,864 vehicles in the India and Asia Pacific market.

●
Eurasia: Made up of Russia, Ukraine and the Commonwealth of Independent States (nine of the 15 former Soviet Republics), Eurasia is a market with potential growth for PSA's activities, with 6,014 and 15,639 vehicles sold in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively. In 2019, PSA relaunched the Opel brand in Russia.

As of January 1, 2020, PSA reorganized its geographic markets with China becoming a stand-alone market. Sales in South East Asia which were previously recorded in the "China and South East Asia" market are now recorded in the "India and Asia Pacific" market.

The following tables set forth world sales by geographical area for the automotive division for the six months ended June 30, 2020 and 2019 and the fiscal years ended December 31, 2019, 2018 and 2017.

Region	H1 2020 volume(1)%		H1 2019 volume(1)%		H1 2020 vs H1 2019 % change
Europe	884,524	85.61	1,678,126	88.18	(47.29)
Middle East and Africa	71,285	6.90	71,283	3.75	0.00
China	22,412	2.17	59,534	3.13	(62.35)
Latin America	37,154	3.60	69,336	3.64	(46.41)
India and Asia Pacific	11,864	1.15	18,279	0.96	(35.09)
Eurasia	6,014	0.58	6,404	0.34	(6.09)
Total	1,033,253	100	1,902,962	100	(45.70)
___________________________________________________________________________________________________________
(1) Including CKD kits.

Region	2019 volume(1)%		2018 volume(1)(2)%		2017 volume(1)(3)%		2019 vs. 2018 % change	2018 vs. 2017 % change
Europe	3,019,729	86.80	3,106,160	80.10	2,378,642	65.49	(2.78)	30.59
Middle East and Africa	164,266	4.71	291,998(2)	7.53	618,827(3)	17.04	(43.74)	(52.81)
China and South-East Asia	117,084	3.37	262,583	6.77	387,302	10.66	(55.41)	(32.20)
Latin America	135,739	3.90	175,257	4.52	206,275	5.68	(22.55)	(15.04)
India-Pacific	26,639	0.77	26,479	0.68	26,053	0.72	0.60	1.64
Eurasia	15,639	0.45	15,288	0.39	15,215	0.42	2.30	0.48
Total	3,479,096	100.00	3,877,765	100.00	3,632,314	100.00	(10.28)	6.76
___________________________________________________________________________________________________________
(1) Including CKD kits.
(2) Including approximately 144,000 vehicles sold in 2018 in Iran by Iran Khodro and IKAP, of which 141,000 were sold under a Peugeot license.
(3) Including approximately 444,000 vehicles sold in 2017 in Iran by Iran Khodro and IKAP, of which 443,000 were sold under a Peugeot license.

After-Sales, Maintenance, Repair and Spare Parts

Within the automotive division, the PSA Aftermarket business group covers after-sales, maintenance and spare parts operations, through brands such as Eurorepar Car Service, an automotive maintenance and repair retailer with a network of 5,000 garages in 26 countries as of December 31, 2019.

In 2016, PSA launched Distrigo, a spare parts distributor that is supported by a network of 150 spare parts hubs in Europe. PSA also distributes spare parts in Latin America through joint ventures in Brazil and Argentina, which were launched in September and October 2017, respectively, and in China, where it owns a 67 percent and a 15 percent stake in the spare parts distributors Jian Xin and UAP, respectively, since 2018 and a 60 percent stake in LongXinDa since 2019. PSA also provides an online offering with the MisterAuto online parts sales website, established in 19 countries across the world, and the Autobutler platform, which generates online estimates for automotive servicing and repairs.

As of December 31, 2019, PSA's 28 warehouses managed approximately 400,000 spare-parts items for the PSA brands as well as other brands.

Free2Move

PSA's Free2Move brand combines its connected car and mobility service offerings, including car-sharing, networked fleet management, shared rental activities and, with respect to corporate customers, connected fleet management system and consulting services on the electro-compatibility of customers' fleets. In addition, the Free2Move mobile application provides an online platform that allows users to access shared cars, scooters and bikes, and grants users access to the services of approximately 50 independent and wholly-owned operators across 11 European countries.

Automotive Equipment

The following tables set forth the automotive equipment division's revenue and capital expenditure for the six months ended June 30, 2020 and 2019 and the fiscal years ended December 31, 2019, 2018 and 2017.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Revenue(1)	6,170	8,972	(2,802)	(31.23)
Capital expenditure	541	605	(64)	(10.58)
___________________________________________________________________________________________________________
(1) Presented before elimination of the inter-company operations between the automotive equipment division, and the automotive and finance divisions.

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Revenue(1)	17,768	17,525	16,962	243	1.39	563	3.32
Capital expenditure	1,367	1,269	1,217	98	7.72	52	4.27
___________________________________________________________________________________________________________
(1) Presented before elimination of the inter-company operations between the automotive equipment division, and the automotive and finance divisions.

Overview

Faurecia develops, manufactures and markets automotive equipment through four main business lines: seating (which comprises the production of seat components and the development of safety solutions), interiors (which comprises the production of instrument panels, central consoles and door panels), clean mobility (which comprises the production of a range of complete pollution control systems) and Clarion Electronics (which comprises the development of connectivity systems and human machine interface solutions).

Faurecia is listed on Euronext Paris (ticker symbol: EO). As of June 30, 2020 and December 31, 2019, Peugeot S.A. held 46.34 percent of Faurecia's share capital and 62.99 percent of its voting rights, giving PSA exclusive control. FCA and PSA intend that, promptly following the closing of the Merger, Stellantis will distribute to its shareholders its remaining Faurecia ordinary shares through a dividend or other form of distribution (including through a reduction of the share capital of Stellantis) and that any corporate approvals required in connection thereto (including approval by the Stellantis Board and the Stellantis Shareholders) will be sought promptly following the closing of the Merger.

In 2019, Faurecia's major customers (those representing more than three percent of total revenue) were Volkswagen with 18.50 percent of Faurecia's total revenue, followed by Ford with 14.60 percent, Renault-Nissan-Mitsubishi with 13.80 percent, PSA with 13.10 percent, FCA with 6.70 percent GM with 5.30 percent, Chinese OEMs, collectively with 4.70 percent, BMW with 3.90 percent and Daimler with 3.30 percent, electric commercial vehicle OEMs with 3.3 percent, Hyundai and Kia Motor Company with 2.8 percent, and Jaguar Land Rover with 1.8 percent. For the six months ended June 30, 2020, Faurecia's major customers were Volkswagen with 20.40 percent of Faurecia's total revenue, followed by Ford with 13.30 percent, Renault-Nissan-Mitsubishi with 11.60 percent, PSA with 11.80 percent, FCA with 5.60 percent, GM with 5.10 percent, Chinese OEMs, collectively with 4.40 percent, BMW with 4.0 percent, Daimler with 4.0 percent, electric commercial vehicle OEMs with 3.6 percent, Hyundai and Kia Motor Company with 3.1 percent and new market entrants with 3.1 percent.

As at June 30, 2020, Faurecia employed approximately 104,600 people (approximately 115,500 as at December 31, 2019) in 37 countries and operated 272 industrial sites, of which 37 were R&D centers.

For the fiscal year ended December 31, 2019, Faurecia generated 49.0 percent of its revenue in Europe (amounting to €8,641 million), 25.0 percent in North America (amounting to €4,483.4 million), 21.0 percent in Asia (amounting to €3,766 million), 4.0 percent in South America (amounting to €696.4 million) and 1.0 percent in the rest of the world (amounting to €181.1 million). For the six months ended June 30, 2020, Faurecia generated 49.0 percent of its revenue in Europe (amounting to €3,027.2 million), 24.0 percent in North America (amounting to €1,474.5), 24.0 percent in Asia (amounting to €1,470.4 million), 2.0 percent in South America (amounting to €156.6 million), and 1.0 percent in the rest of the world (amounting to €41 million).

Business Groups

Seating

Faurecia designs and assembles seats and manufactures seat components, including frames, adjustment mechanisms, foams and upholstery, as well as comfort and safety accessories. In addition, Faurecia is developing solutions for safety and comfort through joint arrangements with other players in the automotive safety market (such as ZF, a global car systems supplier) and in heat and temperature management (such as Mahle, a global automotive parts manufacturer). In 2019, the Seating business group generated 39 percent of Faurecia's revenue. As of June 30, 2020, it employed 38,548 employees and operated 79 industrial sites and 13 R&D centers.

Interiors

Faurecia designs and produces instrument panels, central consoles and door panels. Faurecia also develops solutions in the areas of smart surfaces, infotainment and human machine interfaces designed to handle human-machine interactions. The expertise of Parrot Automotive, a wholly owned subsidiary of Faurecia that is dedicated to designing and developing infotainment products, and Coagent, a joint-venture controlled by Faurecia dedicated to developing integrated in-vehicle infotainment solutions supports Faurecia's focus on technological development. In 2019, the Interiors business group generated 30 percent of Faurecia's revenue. As of June 30, 2020, it employed 36,143 employees and operated 99 industrial sites and 14 R&D centers.

Clean Mobility

Faurecia engineers, manufactures and markets a range of complete pollution control systems. To comply with tightening international emissions standards, Faurecia has a portfolio of technologies for passenger vehicles as well as commercial vehicles and trucks. In 2019, the Clean Mobility business group generated 26 percent of Faurecia's revenue. As of June 30, 2020, it employed 21,083 employees and operated 86 industrial sites and seven R&D centers.

Clarion Electronics

In 2019, Faurecia acquired the Japanese company Clarion, which develops connectivity and on-board infotainment systems, digital audio solutions, human machine interfaces solutions, advanced driver assistance systems and cloud services. As a result of this acquisition, Faurecia launched a fourth business group known as Clarion Electronics, which brought Clarion together with Parrot Automotive and Coagent Electronics. In 2019, the Clarion Electronics business group generated 5 percent of Faurecia's revenue. As of June 30, 2020, it employed 6,034 employees and operated eight industrial sites and three R&D centers.

Finance

The following tables set forth the finance division's revenue and capital expenditure for the six months ended June 30, 2020 and 2019 and the fiscal years ended December 31, 2019, 2018 and 2017.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Revenue(1)	1,059	1,071	(12)	(1.12)
Capital expenditure	17	17	—	—
___________________________________________________________________________________________________________
(1) Presented before elimination of the inter-company operations between the finance division, and the automotive and automotive equipment divisions.

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019(2)	2018(2)	2017(2)	Actual	% Change	Actual	% Change
Revenue(1)	2,163	1,989	1,476	174	8.75	513	34.76
Capital expenditure	48	40	30	8	20.00	10	33.33
___________________________________________________________________________________________________________
(1) Presented before elimination of the inter-company operations between the finance division, and the automotive and automotive equipment divisions.
(2) In accordance with IFRS, BPF's partnerships are accounted for under the equity method for all periods presented in this Prospectus. The net contribution of these equity-accounted investments is included in the line "Share in the net earnings of equity method investments" of PSA's consolidated income statement. A different presentation is applied for the purposes of the segment information in "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 4 (Segment Information)" incorporated by reference in this Prospectus and in the section entitled "—PSA Operating and Financial Review—Results by Segment—2019 compared to 2018, and 2018 compared to 2017" included in this Prospectus. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and accordingly the segment information, are based on a presentation of a full profit and loss statement of BPF's partnerships, as if they were consolidated.

Overview

BPF operates in 17 countries, mostly alongside partners, to provide financing services designed to support vehicle sales for PSA's brands. BPF is a regulated credit institution overseen by European and French banking regulators, including the European Central Bank and the French Autorité de Contrôle Prudentiel et de Résolution. BPF is an indirectly wholly owned subsidiary of PSA.

Since 2015, BPF has introduced a business model based on cooperation agreements, including two major partnerships in Europe, with Santander, as regards the PCD brands, and with BNP, as regards the OV brands. BPF also operates in partnership with Santander in Brazil and Mexico and with Banco Bilbao Vizcaya Argentina ("BBVA") in Argentina. In China, BPF operates a joint finance company with Dongfeng Motor Group, Dongfeng Peugeot Citroën Automobile Finance Company Ltd.

Through its local operating subsidiaries and partnerships, BPF:

●
provides dealers of the PSA brands with financing for their inventories of new and used vehicles and spare parts, along with other types of financing, such as financing for working capital requirements; and

●	offers individuals and businesses a range of financing and insurance services.

Wholesale financing

BPF, via its subsidiaries and partners, provides financing for new and demonstration vehicles and, where necessary, spare parts for the dealer networks of Peugeot, Citroën, DS, Opel and Vauxhall within the countries where BPF operates. BPF also helps the dealers in the PSA dealer network manage, track and control their financial risks in line with country-specific developments.

Financial services to end customers

BPF offers diversified financing products and services to both individuals and corporate fleets, including:

●	loans for the purchase of new and second-hand cars;

●	short- and long-term operating leases (hire);

●	finance leases (vehicles sold with a buyback commitment); and

●	related services, such as insurance, maintenance and extended warranties.

Other services

BPF also offers insurance products, including credit insurance, private health insurance, auto insurance and automotive services coordinated with the PSA brands, such as maintenance contracts and roadside assistance. In addition, BPF offers savings products in France and Germany.

Financing strategy

Pursuant to the terms of the partnerships with Santander and BNP, the financing required by the joint companies is handled in each case by the respective partners. Outside the scope of these partnerships, BPF finances the activities of wholly owned finance companies in Mexico and Russia. For the financing of activities outside the scope of the partnerships with Santander and BNP, BPF relies on a capital structure and an equity ratio that are compliant with applicable regulatory requirements and are backed by the quality of BPF's assets.

Distribution

PSA sells its vehicles and products to both fleet and retail customers through independent dealers and its network of wholly owned dealers and subsidiaries. In certain markets, sales are conducted through joint ventures and independent distributors.

Research and Development

PSA focuses on innovation and research and development in order to address the challenges faced by the automotive industry, including environmental and safety regulations, emerging mobility trends, networking needs and autonomous driving. PSA aims to address customers' expectations, limit the environmental impact of its vehicles by reducing their CO2 and other pollutant emissions and offer additional services, such as connectivity and autonomous driving.

Clean technologies

PSA dedicated approximately 40 percent of its research and development budget between 2017 and 2019 to developing technologies that improve the environmental efficiency of its vehicles. PSA's research and development activities are focused on sustainable mobility in order to develop more environmentally efficient vehicles.

Optimization of internal combustion engines

PSA offers a range of high-performing powertrains. The powertrain of a vehicle comprises the components that generate power, which include the engine, transmission, drive shafts, differentials, axles and wheels. PSA believes that the 3- and 4-cylinder PureTech family of petrol engines is particularly efficient from the standpoint of consumption, weight and emissions. In addition, PSA develops engines that are compatible with alternative fuels.

These technological choices were made in anticipation of the tightening of emissions standards and allowed PSA to fully comply with the Worldwide harmonized Light vehicles Test Procedure ("WLTP"). In 2019, all Peugeot, Citroën, DS, Opel and Vauxhall passenger cars were certified according to the new EURO 6d-TEMP-EVAP-ISC emission standard before it entered into force on September 1, 2019.

In addition, PSA aims to be transparent with customers regarding its vehicles' consumption and actual emissions. To that end, PSA partnered with the non-governmental organizations Transport & Environment and France Nature Environment and with the Bureau Veritas certification agency to define a protocol for measuring consumption and pollutant emissions (NOx and particulates) in real-world fuel consumption. The protocol was published in October 2016, and its fuel consumption calculator is available on the websites of PSA's brands enabling customers to choose the most fuel-efficient vehicle models.

New electric powertrains

PSA's passenger cars are being developed on the following two multi-energy platforms:

●	CMP, which covers the smaller B- and C-segment vehicles and has a fully electric version in addition to its internal combustion version; and

●	EMP2, which covers the larger C- and D-segment vehicles and has a plug-in hybrid version in addition to its internal combustion version.

Vehicle segmentation is based on the range (the distance a vehicle can travel on a full tank or battery), body type (e.g., SUV) and attribute (e.g., premium) of the vehicle.

The internal combustion version and the electric version of the same model are produced on the same production line, allowing PSA to adapt to market changes.

Vehicle Optimization

PSA has made vehicle mass optimization a central feature of vehicle design. The use of high-performance materials (such as very high and extra high-strength steel, hot-stamped steel, aluminum and composites) and certain processes, platforms and lines has resulted in substantial improvements in vehicle mass.

In order to improve the overall energy efficiency of its vehicles, PSA aims to optimize aerodynamics, tire rolling resistance, mechanical friction losses, such as brakes, bearings, rings, and power consumption. In addition, PSA offers driver assistance that supports drivers in using their vehicles in a more energy efficient manner, while also improving drivers' safety.

Connected Cars

Connected cars are "open" vehicles with mobile devices connected to the cloud. This requires organizing and managing car data security. PSA is in the process of developing technologies related to the automotive Internet of Things. To this end, PSA has partnered with software development companies to create open source and scalable telematics platforms. These platforms make it possible to incorporate services such as in-vehicle infotainment ("IVI") and smart antennas in PSA's vehicles.

PSA is working with technology companies, such as Banma Network Technologies in China, to develop automotive personal assistant solutions, while also participating in several EU-wide research projects, such as the 5G Communication Automotive Research and Innovation and Connected Corridor projects. PSA is a member of industry associations, including the 5G Automotive Association and the Telematics Industry Application Alliance, which aim to advance the development of connected car technologies.

In addition, PSA is also working on the development of V2X technology, which enables cars to communicate with their environment, including nearby cars and infrastructure. PSA has carried out road tests and public demonstrations of this technology since early 2018.

Self-Driving

In order to offer its customers vehicles that assist drivers during adverse driving conditions, PSA is working to launch a wide range of driver assistance functions.

In 2018, PSA introduced a second wave of advanced driver-assistance systems. PSA also introduced Surround Rear vision, which provides drivers with multiple views of their immediate surroundings in real time on the new generation of commercial vehicles (i.e., Peugeot Partner, Citroën Berlingo Van, Opel Combo and Vauxhall Combo). In June 2018, PSA and NuTonomy, a technology start-up company, tested an autonomous Peugeot 3008 in an urban environment in Singapore on the open road and under normal traffic conditions and, in 2019, PSA tested an autonomous shuttle at its Vélizy site. Since 2015, PSA has also been carrying out tests of its autonomous vehicle prototypes on the open road, including construction zones and motorways.

R&D Hubs and Centers

PSA's global research and development function is structured around five hubs.

The R&D hub in Europe is comprised of:

●
a R&D center in France that serves as the main research and development site of PSA and is focused on the design and engineering of vehicles and sub-assemblies, as well as PSA's core technology strategy, which seeks to develop environmentally-friendly vehicles that support the energy transition, and intelligent, connected and autonomous cars to assist drivers. As at December 31, 2019, there were approximately 8,850 R&D employees in France; and

●
a R&D center in Germany that is tasked with developing all new Opel and Vauxhall cars, light commercial vehicles for all of PSA's brands and the new generation of four-cylinder petrol engines. As at December 31, 2019, this center had approximately 4,990 employees.

The R&D hub in Morocco is focused on vehicle and sub-assembly project development and supports PSA's growth in the Middle East and Africa region. As of December 31, 2019, the Casablanca hub employed approximately 600 employees.

The R&D hub in China is responsible for the development of vehicles for sale in the Asian market, as well as the adaption of engines, local integration and manufacturing. As of December 31, 2019, the Chinese R&D hub employed approximately 570 people.

The R&D hub in Latin America is dedicated to flex fuel engines, derivative body styles, local integration and manufacturing. As of December 31, 2019, approximately 400 people were employed at the Latin American R&D hub.

The R&D hub in India focuses on developing PSA's "smart car" program. As of December 31, 2019, approximately 30 people were employed at the Indian R&D hub.

Property, Plant and Equipment

As of December 31, 2019, PSA operated 35 manufacturing facilities, of which 16 were located in France, 15 in the rest of Europe, two in Brazil, one in Argentina and one in Morocco. PSA also owns significant properties, including distribution centers, research laboratories, test tracks, warehouses and office buildings. The total carrying value of PSA's property, plant and equipment as of December 31, 2019 was €16.92 billion.

The following table sets forth information with respect to PSA's assembly plants:

		Number of vehicles manufactured in
Assembly plant	Models manufactured at December 31, 2019	2019	2018	2017
Madrid (Spain)	Citroën C4 Cactus	53,116	70,760	59,517
Mangualde (Portugal)	Citroën Partner, Berlingo, Combo	77,590	63,090	53,645
Mulhouse (France)	Peugeot 2008, 508, 508 SW and DS 7 Crossback	232,277	244,713	247,832
Buenos Aires (Argentina)	Peugeot 207, 308, 408 and Citroën C4 Lounge, Partner, Berlingo	8,526	36,006	46,844
Poissy (France)	Peugeot 208 and DS 3	147,872	175,252	233,968
Porto Real (Brazil)	Peugeot 2008, 208 and Citroën C3, C3 Picasso Aircross, C4 Cactus	52,321	77,750	95,900
Rennes (France)	Citroën C5 Aircross and Peugeot 5008	154,081	101,069	89,647
Hordain (France)	Citroën Expert, Peugeot Traveller, Jumpy, Space Tourer, Peugeot Traveller and Opel Vivaro	119,324	137,070	110,730
Sochaux (France)	Peugeot 308, 308 SW, 3008, 5008 and Opel Grandland X	514,684	501,319	424,998
Trnava (Slovakia)	Peugeot 208 and Citroën C3 Aircross	371,152	352,007	335,114
Vigo (Spain)	Peugeot 2008, 301 and Citroën Berlingo, Partner, Combo, C-Elysée, C4 Space Tourer, Grand C4 Space Tourer	406,662	398,340	434,915
Ellesmere Port (England)	Opel Astra, Astra Sports Tourer	61,725	76,963	92,020
Luton (England)	Opel Vivaro, Zafira Life, Citroën Jumpy, Expert, Space Tourer and Peugeot Traveller	55,085	62,643	59,779
Eisenach (Germany)	Opel Corsa, Adam, Grandland X	59,955	84,923	100,136
Gliwice (Poland)	Opel Astra, Cascada	88,180	106,457	165,241
Rüsselsheim (Germany)	Opel Zafira Tourer, Insignia Grand Sport, Insigna Sports Tourer	55,064	123,277	141,962
Zaragoza (Spain)	Citroën C3 Aircross, Opel Adam, Corsa, Corsa Van, Mokka, Crossland X	470,507	447,396	382,238
Kenitra (Morocco)	Peugeot 208	8,373	—	—

The following table sets forth information with respect to PSA's component manufacturing facilities.

Manufacturing plant	Components manufactured
Caen (France)	Chassis systems and transmissions
Charleville (France)	Aluminum and iron castings
Douvrin Française de Mécanique (France)	Petrol and diesel engines
Hérimoncourt (France)	Engines, gearboxes: small-scale assembly and reconditioning
Metz (France)	Gearboxes
Mulhouse components (France)	Chassis systems and PHEV rear suspensions
Mulhouse foundry (France)	Pressurized aluminum castings, steel forge, tooling
Porto Real (Brazil)	Flex-fuel and petrol engines
Saint-Ouen (France)	Stamping
Sept-Fons (France)	Iron castings and brake parts machining
Trémery (France)	Petrol, diesel and electric engines
Valenciennes (France)	Gearboxes and reduction gears
Rüsselsheim (Germany)	Transmissions
Kaiserslautern (Germany)	Diesel engines
Aspern (Austria)	Petrol engines and gearboxes
Szentgotthard (Hungary)	Petrol and diesel engines
Tychy (Poland)	Petrol engines

In addition, PSA operates two joint ventures for the production of powertrains, PSA AVTEC Powertrain Pvt. Ltd., a joint venture with AVTEC (CK Birla Group) in India and Nidec PSA emotors, a joint venture with Nidec Leroy-Somer Holding in France.

The following table sets forth information with respect to the entities jointly owned with other manufacturers which manufacture vehicles under the PSA brands, as well as cooperation agreements with other auto manufacturers relating to the production of vehicles under the PSA brands:

		Number of vehicles manufactured in
Location	Models manufactured at December 31, 2019	2019	2018	2017
Sevelsud, Società Europea Veicoli Leggeri (Italy)	Peugeot Boxer	72,059	73,432	67,957
	Citroën Jumper	64,372	62,718	60,870
	Total	136,431	128,826	128,826
50% PSA Automobiles SA
50% FCA
DPCA, Dongfeng Peugeot Citroën Automobiles (Wuhan, Chengdu, China)	Citroën C-Elysée, C3-XR, C4, C4 Lounge
	C4 Aircross, C5 Aircross, C5, C6 and Peugeot 301, 2008, 308, 408, 4008, 5008, 508	106,034	247,601	364,256
	Total	106,034	247,601	364,256
50% PSA Automobiles SA
50% Dongfeng Motors

TPCA, Toyota Peugeot Citroën Automobiles (Kolin, Czech Republic)(1)	Peugeot 108	58,347	60,139	54,512

		Number of vehicles manufactured in
Location	Models manufactured at December 31, 2019	2019	2018	2017
	Citroën C1	52,901	53,134	54,415
	Total	111,248	113,273	108,927
50% PSA Automobiles SA
50% Toyota Motor Corporation

PCMA Rus (Kaluga, Russia)	Space Tourer, Traveller, Jumpy, Expert, Citroën C4, Sedan, Peugeot 408, Opel Zafira Life	4,478	5,242	1,731
	Total	4,478	5,242	1,731
70% PSA Automobiles SA
30% Mitsubishi Motors Company (MMC)

CAPSA, Changan PSA Auto Company Ltd (Shenzhen, China)(2)	DS 7 Crossback	311	4,013	6,170
	Total	311	4,013	6,170
50% PSA Automobiles SA
50% Changan

SCC (Saipa Citroën Company) (Iran)(3)	Citroën C3	—	21	—
	Total	—	21	—
25% Citroën Automobiles
25% PSA Automobiles SA
50% SAIPA

IKAP (Iran Khodro Automobiles) Peugeot Company (Iran)(3)	Peugeot 2008, 301, 208	—	3,084	482
	Total	—	3,084	482
25% Automobiles Peugeot
25% PSA Automobiles SA
50% Iran Khodro

NAM Naza Automotive Manufacturing (Malaysia)	Peugeot 3008, 5008	2,580	—	—
61% PSA Automobiles SA
39% Naza Corporation Holding

Other Cooperation Agreements
Okazaki (Japan)(4)	Citroën C4 Aircross, Peugeot 4008	—	—	2,667
Mitsubishi Motors Company cooperation agreement
Mizushima (Japan)(5)	Citroën C-Zéro, Peugeot iOn	2,232	3,132	2,140

		Number of vehicles manufactured in
Location	Models manufactured at December 31, 2019	2019	2018	2017
Mitsubishi Motors Company cooperation agreement
Bursa (Turkey)(4)	Citroën Nemo, Peugeot Bipper	—	—	14,395
Fiat and Tofas cooperation agreement
Bolloré (Rennes)(6)	Citroën E-Méhari	—	376	122
Bolloré cooperation agreement
NORDEX (Uruguay)	Space Tourer, Traveller, Expert, Jumpy	4,424	4,590	1,069
Nordex cooperation agreement
Dongfeng (China)	Peugeot Pick-Up	860	1,105	878
Dongfeng cooperation agreement
Changwon GMK (South Korea)(7)	Opel Karl, Viva	35,930	43,585	48,591
General Motors cooperation agreement
Bupyeong GMK (South Korea)(8)	Opel Mokka	29,192	72,396	112,451
General Motors cooperation agreement
Orion GMNA (United States)(7)	Opel Ampera-E	4,500	2,110	2,791
General Motors cooperation agreement
TOFAS (Turkey)(9)	Opel Combo	—	11,955	19,331
Fiat and Tofas cooperation agreement
Sandouville (France)(10)	Opel Vivaro	572	879	1,349
Renault cooperation agreement
Batilly (France)	Opel Movano	26,241	23,195	20,490
Renault cooperation agreement
Iran Khodro (Iran)(3)	Peugeot 405, 206, 207	—	141,052	443,217
Iran Khodro cooperation agreement
___________________________________________________________________________________________________________
(1) PSA entered into an agreement with Toyota Motor Corporation for the sale of PSA's 50 percent stake in TPCA, with the closing being anticipated to occur by December 2020.
(2) In May 2020, PSA sold its 50 percent stake in CAPSA to Baoneng.
(3) In compliance with the United States' withdrawal decision from the JCPOA, PSA wound down its activities in the Iranian automotive sector by August 6, 2018.
(4) Operations under this cooperation agreement were terminated in December 2017.
(5) Operations under this cooperation agreement were terminated in March 2020.
(6) Operations under this cooperation agreement were terminated in November 2018.
(7) Operations under this cooperation agreement were terminated in June 2019.
(8) Operations under this cooperation agreement were terminated in September 2019.
(9) Operations under this cooperation agreement were terminated in December 2018.
(10) Operations under this cooperation agreement were terminated in March 2019.

Supply of Raw Materials, Parts and Components

PSA's automotive division purchases include:

●	direct material parts: purchases of vehicle parts, mechanical subassemblies and raw materials. Purchases of serial parts typically represent more than 75 percent of the production cost of a vehicle;

●	purchases of spare parts and accessories; and

●
indirect machinery and equipment: selling, general and administrative expenses attributable to the automotive division's purchases and costs related to services, commercial facilities, motorsport, information technology and telecommunications.

The automotive division's total purchases in 2019 amounted to approximately €42 billion, which corresponds to approximately 57 percent of PSA's revenue for that year.

In 2019, purchases of raw materials by the automotive division in Europe amounted to nearly €7.3 billion (including raw materials used in the manufacturing of components and systems purchased from suppliers). The main raw materials used were: steel, polymers and elastomers, aluminum and precious metals, which in 2019 represented 34 percent, 28 percent, 7 percent and 5 percent, respectively, of the total cost of production raw materials in Europe.

Long-term relationships with suppliers are important for PSA. Faurecia is both a subsidiary of PSA and a supplier to other car manufacturers which are direct competitors of PSA. Transactions between Faurecia and the other divisions of PSA have been carried out on an arm's-length basis.

Intellectual Property

PSA has developed a portfolio of valuable innovations protected by intellectual property rights. In 2019, PSA filed 1,183 patent applications in France, including 222 filed by Faurecia, demonstrating PSA's commitment to protecting and promoting its innovations.

While PSA considers all of its intellectual property to be important, it does not believe that the expiration or termination of any specific subset of its patents, trademarks, design patents or utility model registrations would materially affect PSA's business.

Employees

At December 31, 2019, PSA employed approximately 209,000 employees, out of which 190,226 were employed on the basis of permanent contracts (91 percent of the workforce). The remaining employment contracts were for a fixed term and included apprenticeships, skill-acquisition contracts and PhD student contracts. Approximately 73 percent of PSA's employees were based in Europe as of December 31, 2019.

PSA's employees for the year ended December 31, 2019 consisted of: managers, representing 21 percent, technicians and administrative employees, representing 18 percent and manufacturing employees, representing 61 percent.

The following table provides a breakdown of PSA's employees as of December 31, 2019, 2018 and 2017:

		Europe	Rest of the world	Total
Automotive	2019	106,336	7,984	114,320
	2018	110,081	7,252	117,333
	2017	78,480	7,317	85,797

Automotive Equipment	2019	45,575	48,124	93,699
	2018	46,052	46,832	92,884
	2017	44,445	41,874	86,319

Other Activities	2019	751	10	761
	2018	785	11	796
	2017	800	11	811

TOTAL	2019	152,662	56,118	208,780
	2018	156,918	54,095	211,013
	2017	123,725	49,202	172,927

Trade Unions and Collective Bargaining

PSA actively supports employee freedom of association and representation and respects the independence and pluralism of unions at all its facilities. As of December 31, 2019, ninety-nine percent of PSA's employees were represented by unions or by employee representatives. Employees are also represented in PSA's governance.

PSA implements an active collective agreements policy based on an understanding of the employees' priorities. In 2019, 177 collective agreements were concluded by PSA. As of December 31, 2019, 94 percent of PSA's employees worldwide were covered by a collective bargaining agreement.

The Global Works Council of PSA is the body bringing together employee representatives of PSA at the global level. It comprises a European body (Group European Works Council) and an extra-European body. In 2019, the Global Works Council met once and the European Works Council met three times.

PSA has also established a Union-Management Strategy Committee, an international body designed to allow more and earlier involvement of the employee representatives in PSA's strategy. The French representative organizations and the main unions of the non-French European companies are represented on the Union-Management Strategy Committee. The Union-Management Strategy Committee met twice in 2019.

Seasonality

PSA's vehicle production and sales are subject to several factors, including general economic conditions, the availability of credit and consumer behavior. Historically, PSA has experienced some seasonal fluctuation in its business, with lower levels of production in August and December. Production also tends to be higher in the first half of the year to meet demand in the spring and summer, which typically include the strongest sales months of the year.

Legal Proceedings

From time to time, PSA may be involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including government investigations. Such matters are inherently uncertain and could result in fines, penalties, compensatory, treble or other damages, or non-monetary relief.

Automotive equipment

Anticompetitive Practices in the Automotive Equipment Market

The European Commission and the United States Department of Justice (on March 25, 2014), the Competition Commission of South Africa (on November 27, 2014) and CADE (on May 19, 2017) initiated an inquiry covering certain suppliers of emission control systems, including Faurecia, on the basis of allegations of anticompetitive practices in this market involving the exchange of commercially sensitive information between competitors. These investigations have been closed or resolved with respect to Faurecia: the European Commission terminated the investigation on April 28, 2017; an agreement was reached with the CADE on September 5, 2018; in December 2018, the United States Department of Justice informed Faurecia that it was no longer subject to an inquiry; and on May 18, 2020 an agreement was reached with the Competition Commission of South Africa, involving the payment of a non-material settlement amount by Faurecia.

Faurecia has reached agreements, for non-material amounts, with plaintiffs in all three class actions that were filed in the United States District Court for the Eastern District of Michigan against several suppliers of emissions control systems, including Faurecia, alleging anticompetitive practices with respect to exhaust systems. The settlement agreements have been validated by the court. On November 7, 2017, two class actions for similar allegations were also filed in Canada and remain ongoing.

The consequences of the remaining cases cannot be predicted. Therefore, no accruals were accounted for as of December 31, 2019 in the PSA Consolidated Financial Statements or as of June 30, 2020 in the PSA 2020 Semi-Annual Financial Information.

Finance

On January 9, 2019, the Italian Competition Authority issued a decision following its investigation of the alleged exchange of sensitive information, in part through trade associations, between captive finance companies. BPF, BANCA PSA ITALIA SpA and Opel Vauxhall Finance Italy (operating jointly with GM) have been fined €38.5 million, €6.1 million and €10 million, respectively. BPF, BANCA PSA ITALIA SpA and Opel Vauxhall Finance Italy have appealed this decision.

Diesel Emissions Investigation and Recalls

In April 2016, the DGCCRF initiated an investigation regarding emissions from diesel engines, including engines used in PSA vehicles. In February 2017, the French Ministry of Economy issued a press release announcing that the DGCCRF referred the case to the prosecutor's office of Versailles. None of PSA or its employees have been charged with any criminal offence. PSA continues to cooperate with the relevant French judicial authorities and present PSA's position on any concerns raised during this investigation.

PSA is performing recalls of 95,781 Opel vehicles built by Adam Opel GmbH between 2013 and 2016 to update the emissions control system software. After Opel initiated voluntary field campaigns on these vehicles, as agreed with the KBA, the KBA ordered in 2018 that these campaigns be changed into mandatory recalls to update all outstanding vehicles. More than 75 percent of the vehicles have so far received the software update, and specifically in Germany, more than 95 percent. Opel Automobile GmbH also faces a number of related private lawsuits (not class actions) and a related investigation by the Frankfurt public prosecutor in Germany.

Environmental and Other Regulatory Matters

PSA's operations, vehicles and services are subject to various requirements in the jurisdictions in which it conducts business relating to environmental, health and safety matters, including those governing vehicle emissions, fuel economy, emission control software calibration and on-board diagnostics and, with respect to its manufacturing facilities, discharges in air and water, management of hazardous materials and waste, site contamination and workers' health and safety. PSA's vehicles and the engines it manufactures must also comply with extensive regional, national and local laws and regulations and industry self-regulations (including those that regulate end-of-life vehicles and the chemical content of parts, such as the prohibition on the use of lead and other heavy metals).

Compliance with these requirements involves significant ongoing costs. PSA expects that these requirements, including those relating to vehicle safety and emissions, will become increasingly more stringent over time. PSA may incur significant additional costs in order to comply with new or more strict requirements, or as a result of a violation of or claims or liabilities pursuant to, such requirements in the future.

Tailpipe Emissions

There is a significant number of laws and regulations that limit automotive emissions, including vehicle exhaust emission standards, vehicle evaporative emission standards, emission control software calibration and onboard diagnostic system requirements. Emission standards are subject to increased global scrutiny by regulators and consumers, and PSA expects that such standards and their enforcement will continue to become more rigorous worldwide.

European Union

In Europe, emission control requirements imposed by the EC apply to vehicles sold in all EU member states. Vehicles must meet emissions requirements and receive approval from an appropriate member state authority before they can be sold in any EU member state. These regulatory requirements include random testing of newly assembled vehicles as well as testing of vehicles already put in use. EU member states can also provide tax incentives for the purchase of vehicles that meet emissions standards earlier than the applicable compliance date.

Euro 6 emission levels that came into effect for all passenger cars and light commercial vehicles in September 2014 require additional technologies and further increase the cost of diesel engines compared to the prior Euro 5 standards. These new technologies have put additional cost pressure on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements for the Euro 6 standards became effective for all new passenger cars registered after September 1, 2018. In addition, since September 2017, vehicle approvals for passenger cars under the Euro 6 regulations require that two measurement protocols be applied. These include the WLTP, which is performed in a laboratory, and the Real Driving Emissions ("RDE") procedure, which is conducted on the road in real-life driving conditions. These complementary measurement protocols aim to be more representative of real-life driving conditions in order to reduce the discrepancy between the emissions levels determined in laboratory conditions and those determined on the road in real-life driving conditions. More recently, on September 1, 2019, the EC amended its in-service conformity procedure to test vehicles using different procedures, including WLTP, RDE and low-temperature emission testing. Furthermore, on January 1, 2020, new regulations became effective, reducing the NOx conformity factor (i.e., the ratio between NOx emissions measured using the RDE procedure and the prescribed emissions limit) to one and requiring all new vehicles to be equipped with on-board fuel and energy consumption monitoring devices.

Latin America

In Brazil, vehicle emission standards have been in place since 1988 for passenger cars and light commercial vehicles. Brazil's National Council for the Environment has approved new emissions standards for such vehicles that will become effective in January 2022, with a second, more stringent, phase of standards expected to be introduced in January 2025. Argentina, Chile and Mexico have implemented regulations that mirror the EC's previous Euro 4 and Euro 5 standards for all new vehicles.

Asia Pacific

The China 5 standards, which mirror the Euro 5 standards, are currently in place in most regions of China. The China 6 standards were released in 2016 and will be required throughout China, beginning in July 2020 with the China 6a thresholds and in July 2023 with the China 6b thresholds. Some regions within China have implemented or will implement the China 6b thresholds prior to July 2023, including Beijing (where they were implemented in early 2020) and Tianjin, Shanghai, Guangzhou and Shenzhen (where they were implemented in July 2019), with more regions expected to follow. The China 6a and, in particular, the China 6b standards have more stringent tailpipe emissions thresholds than the Euro 6 regulations and add the EU's RDE requirements as well as certain U.S. emission control requirements. Japan has implemented regulations, which include the WLTP and mirror certain EC RDE requirements. South Korea's regulatory framework mirrors EC standards for diesel passenger cars and light commercial vehicles and U.S. standards for gasoline passenger cars, light commercial vehicles and electric vehicles. FCA provides a description of the U.S. standards in the section entitled "Group Overview—Environmental and Other Regulatory Matters—Automotive Tailpipe Emissions—North America Region" in the FCA 2019 Annual Report, incorporated by reference into this Prospectus. India has developed its own set of regulations similar to the EC's Euro 6 standard, which are being implemented in two stages: Bharat Stage VI 1st step, effective from April 2020, and Bharat Stage VI 2nd step, effective from April 2023.

Globally, other countries apply regulations endorsed by the United Nations Economic Commission for Europe or their own regulations, which mirror either EU or U.S. standards.

Fuel Economy and Greenhouse Gas Emissions

PSA complies with fuel economy and greenhouse gas regulations in the markets in which it operates by developing and manufacturing vehicles with better fuel economy and lower emissions.

European Union

The European Union has adopted an industry fleet average target of 95 grams of CO2 per kilometer for passenger cars beginning in 2021, with a phase-in period starting in 2020, compared to the previous average target of 130g/km. Each automobile manufacturer is required to meet a specific sales-weighted fleet average target for CO2 emissions, which is determined based on average vehicle weight. In order to promote the sale of ultra-efficient vehicles, automobile manufacturers that sell vehicles emitting less than 50 grams of CO2 per kilometer earn additional CO2 credits from 2020 to 2022. Furthermore, automobile manufacturers using innovative technologies, or eco-innovations, which improve real-world fuel economy that may not be captured in the test cycles, such as solar panels or LED lighting, may gain a non-transferable average credit for the manufacturer's fleet of up to 7.5 grams of CO2 per kilometer. The EU has also adopted standards that require new light commercial vehicles to meet a fleet average CO2 target of 147 grams of CO2 per kilometer in 2020, compared to 175 grams of CO2 per kilometer prior to 2020.

New CO2 emissions targets will be implemented by the EC in 2025 and 2030, namely a 15 percent reduction from the 2021 levels to be achieved by 2025 (applicable to both passenger cars and light commercial vehicles) and a 37.5 percent reduction for passenger cars and 31 percent reduction for light commercial vehicles from the 2021 levels to be achieved by 2030. The new testing procedures under the WLTP is expected to provide CO2 emissions and fuel consumption values that are more representative of real driving conditions.

Latin America

In 2012, the Brazilian government issued a CO2 reduction decree providing indirect tax incentives to manufacturers who meet vehicle energy efficiency targets on vehicles sold from October 1, 2016 to September 30, 2017, and maintain the required level to receive tax reductions until September 2020. Additional tax incentives are available if further targets are met, depending on the magnitude and timing of such further targets. In 2018, regulations related to a new energy efficiency program were enacted under Rota 2030, a long-term program with three five-year cycles applying to all vehicles sold in Brazil. The next phase of the program, beginning in 2022, incorporates three fleets, which include passenger vehicles, large SUVs and light commercial vehicles. Among other things, the program rewards improved sugar cane ethanol combustion efficiency and also provides energy efficiency credits for technologies that provide benefits in conditions not captured by standardized government test cycles. In 2012, Mexico adopted a fleet average target of 155.1-199.5 grams of CO2 per kilometer. The annual target is based on the footprint of each vehicle and since 2012 the stringency of the annual target has increased annually and will do so until 2025, when it will reach 85-116.7 grams of CO2 per kilometer. The Mexican government has also made available CO2 credits for the use of efficient technologies, including electric vehicles, off-cycle technologies and efficient air conditioning systems.

Asia Pacific

In China, Phase IV of the Corporate Average Fuel Consumption ("CAFC") is currently in place and provides an industry target of 5.0 liters per 100 kilometers for new vehicles sold in 2020. Each vehicle manufacturer must meet a specific fleet average fuel consumption target based on vehicle weight. The phase-in period of this fleet average requirement began in 2016, with increasingly more stringent requirements being introduced each year through 2020. Additional requirements under Phase IV of CAFC include meeting a quota for New Energy Vehicles ("NEVs") beginning with ten percent in 2019 and rising to 12 percent in 2020. NEVs consist of plug-in electric hybrids, battery electric vehicles, and fuel cell vehicles. In September 2017, China's Ministry of Industry and Information Technology released administrative rules regarding CAFC and NEV credits that became effective in April 2018. Under these administrative rules, non-compliance with the CAFC target can be offset by carrying forward CAFC credits, transferring CAFC credits within affiliates and vehicle manufacturers using their own NEV credits or purchasing NEV credits. However, non-compliance with the NEV targets can only be offset through the purchase of NEV credits or the carrying forward of NEV credits. The homologation of new products that exceed CAFC targets will be suspended for vehicle manufacturers that are unable to offset CAFC and/or NEV deficits until the deficits are offset. In addition, the Chinese government has published its plans on Phase V of the CAFC, which provides for an industry target of 4.6 liters per 100 kilometers, measured using WLTP, for vehicles sold in 2025 or later. This corresponds to an industry target of 4.0 liters per 100 kilometers when measured using the procedure that was applicable prior to the introduction of WLTP. Phase V of the CAFC will be introduced over the 2021-2025 period.

Additional markets within the China & ASEAN region have enacted fuel consumption and greenhouse gas targets. For example, South Korea has implemented a new phase of fuel economy and greenhouse gas standards beginning in 2016 with more stringent targets being introduced in 2020. In Japan, auto manufacturers were required to achieve the 2015 fuel economy standards for each vehicle weight class through 2019. In 2020, Japan introduced new fuel economy standards for passenger vehicles that are required to be met by 2030.

Management of end-of-life products

In European markets, pursuant to the EU End-of-Life Vehicle Directive (2000/53/EC, the "ELV Directive"), all vehicle manufacturers are required to collect and recycle their own branded vehicles from the vehicles' last owners or holders, when such cars have reached the end of their lives. For that purpose and by following the different national requirements, PSA has built up collection networks in each EU member state. The EU has decided to review the EU ELV Directive. The European Automobile Manufacturers Association (Association des Constructeurs Européens d'Automobiles) is currently focusing on defining country-specific best-practice processes for the treatment of ELVs in order to ensure better environmental results.

In accordance with Directive No. 2006/66/EC, PSA has implemented collection and treatment procedures for its high-voltage batteries used in hybrid and electric vehicles sold in Europe.

Vehicle Safety

European Union

Vehicles sold in the European Union are subject to vehicle safety regulations established by the European Union or, in limited cases, individual member states. The European Union established uniform regulations for vehicle safety, known as the "General Safety Regulation" ("GSR") aimed at incorporating relevant United Nations standards, which became effective in 2012. In 2018, the EU introduced requirements related to automatic emergency call systems and in 2019, it adopted a revised GSR, which is expected to lead to the implementation of passive and active safety technologies, depending on vehicle type and classification. The significant active safety requirements for vehicles include advanced emergency braking, intelligent speed assistance, emergency lane keeping, driver drowsiness and attention warning, advanced driver distraction warning and reversing detection. With respect to passive safety, requirements include new crash tests for full frontal, pole side, rear and pedestrian impact and an expansion in scope for front and side crash testing. In addition, the GSR also introduced requirements relating to the cybersecurity of vehicles, as well as the cybersecurity management system of manufacturers. These requirements will be introduced in 2022.

Latin America

Vehicles sold in the Latin America region are subject to different vehicle safety regulations according to each country, generally based on EU and United Nations standards. For example, Brazil published a draft of its ten-year safety regulatory roadmap in 2017 that provides a phased approach to the implementation of new testing requirements and active safety technology. The more costly safety technologies are scheduled for implementation after 2024. In addition, in 2018, regulations were adopted relating to mandatory safety requirements for all vehicles sold in Brazil.

Asia Pacific

Many countries in the Asia Pacific region, including China, South Korea and Japan, have adopted or are in the process of adopting measures for pedestrian protection and vehicle safety regulations. For example, China published the Regulation for Administration of Recall of Defective Vehicles effective in 2013 and the Implementation Provisions on the Regulation for Administration of Recall of Defective Vehicles effective in 2016. Furthermore, the Chinese government is preparing a package of standards and regulations on Intelligent Connected Vehicles concerning the automation and the connectivity of vehicles, including cybersecurity. These regulations are currently only recommended standards, but some may become mandatory in the next years, which may have an impact on the design and cost of future vehicle generations in China. In addition, in South Korea, amendments to major provisions relating to vehicle accidents, fire incidents, defect reporting and recall procedures were introduced in 2015 and 2020, and these amendments may increase the liabilities and penalties of vehicle manufacturers.

Globally, other countries apply regulations endorsed by the United Nations Economic Commission for Europe or their own regulations which mirror either EU standards or U.S. standards. FCA provides a description of the U.S. standards in the section entitled "Group Overview—Environmental and Other Regulatory Matters—Automotive Tailpipe Emissions—North America Region" in the FCA 2019 Annual Report, incorporated by reference into this Prospectus.

Other Environmental Matters

PSA's operations are subject to a wide range of laws and regulations relating to the protection of the environment, including those governing air emissions, water discharges, waste management and environmental cleanup. PSA could incur significant costs, including civil and criminal fines, penalties and other sanctions, environmental investigation and cleanup costs and third-party claims for personal injury or property damage, as a result of violations of or liabilities under such laws and regulations.

Many of PSA's manufacturing facilities have a history of industrial operations. PSA maintains financial guarantees for some of its facilities in France at levels required by applicable environmental law to conduct its operations at such locations. In accordance with Decree No. 2012-633 of May 3, 2012, since July 2014 PSA has established financial guarantees of €4.9 million as security for some installations at its French facilities which are classified as environmentally sensitive. Although PSA is addressing contamination at certain current and former sites, including in Germany, where it has established financial reserves in the amount of €4.2 million to cover remediation activities, it is not aware of any such sites at which it expects to incur material costs for such activities. PSA may incur significant additional costs, however, as a result of the discovery of additional contamination or the imposition of additional obligations at these or other sites in the future.

PSA maintains environmental management systems at its manufacturing plants. This includes methodologies and processes designed to prevent or reduce the environmental impact of PSA's manufacturing activities. At December 31, 2019, the majority of PSA's manufacturing facilities had environmental management systems in place certified under ISO 14001, an internationally agreed standard that sets out the requirements for such systems.

Workplace Health and Safety

PSA's global health and safety policy was revised in September 2019 and is aimed at eliminating avoidable workplace injuries and illnesses for every individual working for PSA, including temporary employees and contractors. It promotes employee awareness and safe behavior and its principles are implemented using PSA's workplace health and safety management system, which is based on the health and safety recommendations of the International Labour Organization (ILO-OSH 2001). The workplace health and safety management system supports the evaluation, monitoring and control of health and safety risks.

In addition, workstation improvement plans are implemented annually in an effort to prevent occupational illnesses, in particular the risk of musculoskeletal disorders, which account for the majority of occupational illnesses in PSA's employees. Moreover, all managers are required to participate in training on workplace well-being. In addition, PSA provides access to occupational health staff and a first-aid network and engages with employee unions to improve risk prevention strategies. PSA also considers applicable risk prevention strategies during the development of any new products, process or organization.

The application of the global health and safety policy is monitored by joint management-worker health and safety committees and more than 95 percent of PSA's employees are represented by such committees.

Applicability of Banking Law and Regulation to Financial Services

PSA's finance companies, which provide financial services to its customers, are regulated as financial institutions in the jurisdictions in which they operate. In EU member states, certain finance companies are subject to the supervision of the ECB and/or national central banks and/or local regulators: in France, Compagnie pour la location de véhicules (CLV), Crédipar, Opel Bank SA and PSA Banque France are subject to the supervision of the ECB and the French local supervisory banking authority. In Germany, PSA Bank Deutschland GmbH is subject to the supervision of the ECB and the German local supervisory banking authority. In Italy, Banca PSA Italia S.p.A. is subject to the supervision of the ECB and the Bank of Italy. In Spain, PSA Financial Services Spain EFC SA is subject to the supervision of the Bank of Spain. In the EU jurisdictions, other subsidiaries and branches of PSA are only supervised by local supervisory financial or banking authorities. In the non-EU jurisdictions, certain subsidiaries of PSA are subject to the supervision of national central banks and/or local regulators: in Argentina, PSA Finance Argentina Compania Financiera S.A. is subject to the supervision of the Central Bank of Argentina. In Brazil, Banco PSA Finance Brasil S.A. is subject to the supervision of the Central Bank of Brazil. In China, Dongfeng Peugeot Citroën Auto Finance Company Ltd and Dongfeng Peugeot Citroën Financial Leasing are subject to the supervision of the China Banking and Insurance Regulatory Commission. In Russia, Banque PSA Finance Rus is subject to the supervision of the Central Bank of Russia. In the non-EU jurisdictions, other subsidiaries of PSA are only supervised by local supervisory financial or banking authorities (which are not central banks). As a result, those companies are subject to regulations concerning a wide range of areas, including solvency, capital requirements, reporting, customer protection and account administration. PSA's business model with respect to its finance business is based on partnerships and therefore, with the exception of Banque PSA Finance Rus, which is wholly owned by PSA, the entities described above represent joint ventures with financial institutions.

List of Subsidiaries

A list of PSA's subsidiaries is included in "PSA 2019 Universal Registration Document—Notes to the PSA Consolidated Financial Statements—Note 21 (Consolidated Companies at 31 December 2019)".

PSA OPERATING AND FINANCIAL REVIEW

The following information should be read in conjunction with the PSA Consolidated Financial Statements and the PSA 2020 Semi-Annual Financial Information incorporated by reference in this Prospectus. Unless otherwise stated, the annual information and the interim information included in this section are based on PSA's audited consolidated financial statements and PSA's condensed interim unaudited consolidated financial statements prepared in accordance with IFRS as adopted by the European Union and in accordance with IFRS as issued by the IASB. The following discussion contains forward-looking statements that reflect PSA's plans, estimates and beliefs. Refer to the section entitled "Important Information—Forward-Looking Statements".

Overview

In 2019, PSA was the second largest car manufacturer in Europe based on the volume of sold vehicles. It has a presence in 160 countries and operates 17 production sites across the world. As of December 31, 2019, PSA employed approximately 209,000 employees. PSA's business is organized into three divisions: automotive, automotive equipment and finance. PSA generated revenue of €25,120 million and €74,731 million and operating income of €482 million and €4,668 million in the six months ended June 30, 2020 and the fiscal year ended December 31, 2019, respectively.

The automotive division covers the design, manufacture and sale of passenger vehicles and light commercial vehicles ("LCVs"), as well as after-sales, maintenance, repair and spare parts operations under PSA's five brands, Peugeot, Citroën, DS, Opel and Vauxhall. The automotive division comprises two reporting segments, the PCD reporting segment and the OV reporting segment.

The automotive equipment division corresponds to the operations of Faurecia and comprises four business groups, which include interiors, seating, clean mobility (covering exhaust systems technology), and Clarion Electronics (covering cockpit electronics and low-speed advanced driver assistance systems ("ADAS"). The automotive equipment division corresponds to the automotive equipment reporting segment. As of December 31, 2019, Peugeot S.A. held 46.34 percent of Faurecia's share capital and 62.99 percent of its voting rights, giving PSA exclusive control.

The finance division corresponds to BPF, which operates in 17 countries and provides retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks. BPF primarily operates through two major partnerships in Europe, with Santander for the PCD brands, and with BNP for the OV brands. BPF is a regulated credit institution overseen by European and French banking regulators, including the European Central Bank and the French Autorité de Contrôle Prudentiel et de Résolution. The finance division corresponds to the finance reporting segment.

PSA's other activities are reported under "Other Businesses", which mainly includes the activities of PSA's holding company, Peugeot S.A., PSA's 25% interest in the GEFCO Group, an automotive logistics and supply chain management company and its Free2Move brand, which combines PSA's connected car and mobility service offerings.

Key Factors Affecting Results of Operations

PSA's results of operations are driven by a combination of factors affecting the automotive industry as a whole and various operating factors specific to PSA, some of which are outlined below. In addition, important factors that could cause PSA's actual results of operations to differ materially from those expressed or implied below, include, but are not limited to, factors described in the section entitled "Risk Factors" for more information.

The COVID-19 Pandemic

The COVID-19 pandemic and the actions taken in response to it, have caused a significant decline in the demand for PSA's products, disruptions in its manufacturing operations, lower capacity utilization or shutdowns at nearly all of PSA's facilities and unfavorable working capital movements.

In the six months ended June 30, 2020 ("H1 2020"), the number of new vehicle registrations decreased by 39 percent in Europe, 37 percent in Latin America and 22 percent in China, in each case compared to the six months ended June 30, 2019 ("H1 2019"). As a result of the COVID-19 outbreak and the related reduction in demand for PSA's products, PSA's global vehicles sales by volume fell by 46 percent in H1 2020, and its vehicles sales by volume in Europe fell by 47 percent, in China by 62 percent and in Latin

America by 46 percent, in each case compared to H1 2019. In the same period, PSA's revenue decreased by 35 percent compared to H1 2019.In response to the COVID-19 pandemic, PSA temporarily suspended operations at its facilities. After closing its production sites in China in mid-January 2020, PSA announced, beginning on March 16, 2020, the successive closure of its European production sites followed by the rest of the world. PSA's production sites in China restarted operations in mid-March 2020, while production sites in Europe and the rest of the world gradually restarted operations starting on May 4, 2020, with all production facilities having resumed operations by mid-August 2020. The relaunch of PSA's production has been gradual and consistent with the level of demand for its vehicles. PSA has also followed the health and safety procedures it has implemented in response to COVID-19, including physical distancing guidance, enhanced deep cleaning procedures and use of personal protective equipment to protect employees. The remote work arrangements implemented in the first quarter have been extended, with PSA adopting permanent remote working arrangements.In addition, PSA took measures to reduce its cash expenditures by delaying non-core expenses and significantly reducing general and administrative expenses and marketing costs. As regards R&D costs, PSA has maintained its new product development programs, while slightly adapting the development timeline in some cases and engaging in cost-cutting with respect to R&D support functions. The negative cash impact of the pandemic is exacerbated by the fact that, despite not selling vehicles, PSA has to continue to pay suppliers for components purchased earlier in a high volume environment. PSA has also focused on the management of its inventories, reducing its inventories of new vehicles (both at the manufacturer and dealer level) by 24 percent in H1 2020, compared to H1 2019, in order to preserve vehicle sales prices, protect the residual values of its models and limit the negative impact of excessive inventory levels on PSA's working capital. Faurecia also took steps to limit its cash expenditures by reducing development expenses and investments, selling, general and administrative expenses and other costs, including by putting employees on temporary unemployment.

Further, PSA took several actions during the six months ended June 30, 2020 in order to secure its liquidity and financial position. In April 2020, PSA signed a new €3,000 million syndicated line of credit, which was undrawn as of the date of this Prospectus, and in May 2020, PSA issued €1,000 million of 2.75 percent notes due 2026 under its EMTN program. In addition, in April 2020, Faurecia and its lenders agreed to an additional €800 million syndicated loan which was fully drawn as of April 2020 and was subsequently refinanced with the proceeds from Faurecia's issuance in July 2020 of €300 million of 2.625 percent notes due 2025 and €700 million of 3.75 percent notes due 2028. On May 13, 2020 PSA also decided that, in light of the impact of the COVID-19 crisis, PSA will not pay an ordinary dividend in 2020 relating to the fiscal year 2019. Similarly, on June 26, 2020, Faurecia's shareholders approved the decision of the Faurecia board of directors to not pay an ordinary dividend in 2020 relating to the fiscal year 2019 due to the impact of the COVID-19 pandemic.Lastly, PSA also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter. These arrangements were structured to ensure the continuity of critical activities, including, but not limited to, the appropriate functioning of internal controls and financial reporting systems and processes.

Similarly, production at Faurecia's sites was mainly suspended between mid-February to early March 2020 in China, mid-March to early May 2020 in Europe and late March to mid-May 2020 in North America. Production resumed in line with the restart of Faurecia's customers' production plants and in compliance with local regulations on COVID-19. By June 30, 2020, production had resumed at all Faurecia sites. Faurecia has also implemented safety protocols for its employees.

During H1 2020, PSA also took actions to support the wider community by donating to charities and providing to its employees protective masks that were produced by PSA using a newly installed production line. For 2020, PSA anticipates a significant decrease in the automotive market in the various regions in which it operates. Given the dynamic nature of the outbreak, the extent to which COVID-19 will in the future impact PSA's business, results of operations and financial condition remains highly uncertain and cannot be accurately predicted at this time.

New Products and Services Development

PSA's performance is driven by its ability to expand and renew its portfolio of products and services. However, the success and acceptance of new products depends on numerous factors, many of which cannot be anticipated. The decision to develop new vehicle models and subassemblies and introduce them in the market is supported by marketing and profitability studies carried out several years prior to their actual launch. In the context of an increasingly fast-changing automotive market, this time gap leads to potential financial risks as new vehicles may not generate the forecasted volumes or sales at high enough prices to be profitable.

Consumers' acceptance of new vehicles depends on several factors, including vehicle design, competitors' product offerings, general economic conditions and changes in consumer preferences. For example, the automotive industry is impacted by consumers shifting away from diesel-powered vehicles following recent emissions scandals, higher taxes on diesel and an increased focus on environmental considerations among consumers, which have caused a decrease in diesel sales across the industry. Consistent with this consumer trend, PSA has experienced a decrease in the total volume of PCD diesel vehicles sales of 7.63 percent and 4.13 percent in 2018 and 2019, respectively.

In addition, the development of vehicles and subassemblies is exposed to rapid changes in regulations, which have imposed increasingly stringent requirements, particularly with respect to fuel economy and emissions of CO2 and other pollutants. Compliance with emissions regulations, together with other market-shaping forces, such as changes in governmental subsidies for environmentally efficient vehicles, may lead to structural modifications in the market, including changes in the mix of internal-combustion, PHEV and electric engines, to which PSA's product development strategy and manufacturing facilities may not be able to adapt quickly.

The development of new vehicle models and services is also critical for PSA's ability to effectively compete with other automakers with respect to emerging trends in the automotive industry. For example, new forms of mobility have emerged, such as car-sharing, car-pooling and connected services, which are increasingly popular alternatives to car ownership. PSA offers mobility services through its Free2Move brand, including car-sharing, networked fleet management and shared rental activities. PSA's ability to respond through product innovation to new and developing trends in the automotive market, including mobility, electrification and autonomous driving, will directly impact its performance and competitive position in the market.

In order to meet the expected changes in consumer demand, automotive trends and regulatory requirements, PSA has invested significant resources in the development of products and services as well as research and development. In H1 2020, PSA's capitalized R&D expenditure was €951 million and non-capitalized R&D expenditure was €763 million. In 2019, PSA's capitalized R&D expenditure was €2,179 million and non-capitalized R&D expenditure was €2,111 million. PSA dedicated approximately 40 percent of its research and development budget between 2017 and 2019 to developing technologies that improve the environmental efficiency and performance of its vehicles. Research and development expenses include the cost of scientific and technical research, intellectual property rights and the education and training necessary for the development, production and marketing of new or substantially improved materials, products or services. These costs can impact PSA's results of operations and its ability to recoup them depends on the success of its new services and vehicles. For example, consumers may remain or become reluctant to adopt electric or hybrid vehicles due to the lack of fully developed charging infrastructure, long charging times or increased costs of purchase and charging. Consequently, consumer demand may fail to shift in favor of electric or hybrid vehicles, or may do so with a delay, and these market segments may remain comparatively small in the coming years.

Profitability

PSA's results of operations depend on its ability to maintain and improve the profitability of the vehicles and automotive equipment it sells. PSA operates in an environment of rapid change for the automotive industry, including significant technological development, changing consumer patterns and new competitive forces. Maintaining profitability against this backdrop depends on several factors, including vehicle models, cost of materials and components, brand positioning and the mix of internal-combustion, electric and hybrid engines.

PSA's larger vehicles, such as SUVs, tend to be priced higher and be more profitable on a per vehicle basis than smaller vehicles, both across and within vehicle lines. In recent years, the profitability of these models has been supported by strong consumer preference for SUVs, but there is no guarantee that this trend will continue in the future. In addition, newly introduced internal-combustion models are generally more profitable than older models, and vehicles equipped with a lot of options are generally more profitable than those with fewer options. As a result, PSA's ability to offer attractive vehicle options and upgrades is critical to its ability to increase profitability on these vehicles. Strong brand recognition among consumers also favorably impacts profitability of vehicle models. Brand recognition may be tied to the long history of some of PSA's brands or to consumers identifying certain models as being more modern and responsive to customer needs. Lastly, PSA focuses on cost-cutting initiatives across the business with savings achieved from such cost reductions supporting PSA's profitability.

With respect to Faurecia, which manufactures and sells original automotive equipment to other OEMs, profitability depends on the levels of production and sales of such OEMs that are primarily driven by the success of the models for which Faurecia provides components and interior modules. Therefore, Faurecia is exposed to a deterioration in the financial condition or the levels of production of the OEMs for whom it manufactures and supplies automotive equipment, in particular its five largest customers for the six months ended June 30, 2020, Volkswagen, Ford, PSA, Renault-Nissan-Mitsubishi and FCA, which collectively accounted for approximately 62.7 percent of Faurecia's revenue for the same period (with the same five customers accounting for approximately 66.7 percent of Faurecia's revenue for the fiscal year ended December 31, 2019).

In addition, compliance with tightening regulatory requirements, particularly those related to fuel efficiency, vehicle safety and emissions standards, is expected to increase the cost of vehicle production, which in some cases may exceed the perceived benefit to the consumer. Given the backdrop of excess manufacturing capacity and intense competition in the automotive industry, the costs of compliance with increasingly stringent regulatory requirements could negatively impact PSA's profitability. For example, PSA's vehicle models that are equipped with electric or PHEV engines tend to be less profitable than those equipped with internal-combustion engines, with the significant costs of batteries largely accounting for this differential. In addition, competition for market share in the growing electric vehicle and PHEV market has led to a price war between manufacturers which has also adversely affected profitability. The increasing share of electrified powertrains, whose batteries require rare raw materials, could also potentially lead to higher production costs. Although battery prices are expected to gradually decline in the coming years and are partially offset in some cases by governmental subsidies and tax exemptions, such as those introduced by several European governments, PSA expects that in the near term the profitability of vehicles equipped with electric or PHEV engines will continue to lag behind those equipped with internal-combustion engines.

Regulatory Environment

PSA is subject to extensive regulations in the areas of vehicle safety, fuel economy and emissions of CO2 and other pollutants. In recent years, these regulations have become more stringent, with increasingly more active enforcement regimes, particularly in Europe and China, where regulators have introduced strict regulations relating to greenhouse gas and noxious vehicle emissions. In 2009, European regulators introduced mandatory emission reduction targets for new vehicles, the first set of which started applying in 2015, with stricter targets becoming applicable from 2021 onwards and a phase-in period starting in 2020. In addition, in 2019, the European Parliament and the European Council adopted Regulation (EU) 2019/631, which mandates a further 15 percent reduction in emissions standards for new passenger cars and light commercial vehicles from 2025 onwards, with stricter targets coming into effect in 2030. PSA is on track to comply with the 2020 phase-in regulations, in line with its focus on the development of electric and hybrid models. However, designing, engineering and manufacturing vehicles that comply with environmental legislation in the different markets in which PSA operates requires significant expenditure of management time and financial resources. The increased focus on compliance with emissions regulations and the associated costs may impact PSA's vehicle sales as well as its profitability and reputation.

In addition, PSA's performance is impacted by public policy incentives for the purchase of new vehicles, in particular electric and hybrid models, as well as unfavorable changes in tax or customs regulations in the countries in which it operates. Refer to "Risk Factors—The Combined Group's businesses may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, and geopolitical volatility as well as other macro developments over which the Combined Group will have little or no control." For more information.

General Economic Conditions

PSA's results of operations depend on general economic conditions in the markets in which it operates. The deterioration of key economic metrics in these markets, such as the growth rate, interest rates and inflation, or reduced availability of competitive financing as a result of weakening macroeconomic conditions, can lead to a decrease in the demand for new vehicles and automotive equipment. In addition, the automotive industry is generally cyclical, with economic slowdowns negatively affecting demand for automotive products, which depends on many factors, including employment levels, consumer confidence and disposable income.

Having a significant global presence, PSA is exposed to such changing economic conditions in all of its international markets. For example, historically, PSA's operating results have reflected a dependence on European markets, which was accentuated with the purchase of the Opel and Vauxhall brands in August 2017. In light of this dependence, declining macroeconomic trends and potential instability in the European markets, including as a result of uncertainties regarding the future trade agreement between the United Kingdom and the European Union following Brexit, may directly adversely affect PSA's results of operations. Furthermore, PSA's vehicle volumes in China & ASEAN decreased by 32.20 percent and 55.41 percent in 2018 and 2019, respectively, primarily driven by slow economic growth in China and, with respect to 2019, weak sales of electric and hybrid vehicles after the Chinese government halted most subsidies for these models in June 2019. Vehicle volumes in Latin America decreased by 15.04 percent and 22.55 percent in 2018 and 2019, respectively, mainly due to the economic deterioration and hyperinflationary conditions experienced by Argentina since 2018.

In addition, PSA is vulnerable to disruptions in its global supply chain from changes in government regulations, tax and currency changes, strikes, boycotts, public health crises and other disruptive events. PSA has not experienced any material disruptions to its supply chain as a result of the COVID-19 outbreak, but may face such disruptions in the future. Refer to "—Key Factors Affecting Results of Operations—The COVID-19 Pandemic" and "Risk Factors—Risks Related to the Combined Group's Business, Strategy and Operations—Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of the Combined Group's products and the provision of its services and adversely impact its business." for more information.

Pricing

PSA's profitability depends in part on its ability to maintain or improve pricing on vehicles and automotive equipment sales. Intense competition, excess global manufacturing capacity and the proliferation of new products being introduced in key segments is expected to continue to put downward pressure on inflation-adjusted vehicle prices and contribute to a challenging pricing environment in the automotive industry for the foreseeable future. In addition, PSA expects that its profitability will be significantly impacted by its ability to adjust its pricing in order to reflect the increasingly higher technological costs associated with environmental regulatory compliance as well as emerging trends in the automotive and the automotive equipment industry, such as electrification, autonomous driving, mobility and connected cars.

In order to stimulate demand, participants in the automotive market offer customers and dealers price reductions on vehicles, automotive equipment and services, which lead to increased price pressure and sharpened competition within the industry. PSA offers sales incentives to customers and dealers, including retail financing at a significant discount to market interest rates. The amount and type of sales incentives depend on several factors, including vehicle models, market competition, consumer demand, marketing strategy and general economic conditions. Special sales incentives and increased price pressures in the new car business also influence price levels in the spare component and used car market, with a particularly negative impact on vehicle resale values. PSA expects to continue to offer sales incentives in order to manage the profitability of its vehicle portfolio.

Production Costs

Production costs are a key driver of PSA's performance. These comprise purchases of raw materials, components and supplies, costs associated with product warranties and labor costs. The cost of raw materials has historically accounted for a substantial portion of PSA's production costs, with the PCD, OV and automotive equipment segments being exposed to fluctuations in the prices of raw materials, either as a result of direct purchases or indirectly through the impact of these changes on suppliers' costs. In 2019, purchases of raw materials in Europe for the PCD and OV segments amounted to nearly €7,300 million or around 23 percent of PSA's total purchasing budget (including raw materials used in the manufacturing of components and systems purchased from suppliers). The main raw materials used in 2019 were steel, polymers and elastomers, aluminum and precious metals, accounting for 34 percent, 28 percent, 7 percent and 5 percent, respectively, of the total cost of production raw materials. With respect to Faurecia, the main raw materials used in 2019 were steel and plastics, which accounted for approximately 21 percent of Faurecia's total purchases in this period.

PSA manages commodity risk and seeks to minimize its exposure to volatility in raw material prices by using financial hedging instruments, commercial negotiations and inventory management. In 2019 and H1 2020, commodity hedges covered purchases of aluminum, copper, lead, platinum, palladium, rhodium, electricity, gas and precious metals. The PCD and OV segments aim to hedge between 40 to 80 percent of their raw material purchases. Faurecia does not use derivative instruments to hedge its commodity and energy purchases, and instead addresses these risks through a policy of price negotiations with customers, inventory management and, where possible, the inclusion in sales contracts of indexation clauses based on commodity prices.

Fluctuations in production costs are primarily related to the number of vehicles produced, which are generally driven by expectations of consumer demand. In addition, production costs are affected by shifts in vehicle mix, as newer models generally have more technologically advanced components, which lead to higher costs per unit. For example, some of PSA's electric and hybrid models are powered by batteries that integrate rare raw materials, which are exposed to heightened shortage risks and potentially rising procurement costs. Production costs related to raw materials and components have also increased as a result of tariffs introduced in recent years in the context of heightened trade tensions between the United States, China and the European Union. Lastly, production costs also include the import duties that PSA is required to pay on sold vehicles in many of the markets in which it operates.

PSA aims to recover production costs through its pricing strategy. However, PSA is not always able to pass along increases in production costs to dealers and end-customers without this negatively impacting its competitive position in the market. Even when competitive conditions allow PSA to reflect higher production costs in the prices charged to consumers, there may be a time lag between the increase in costs and PSA's ability to realize improved pricing. PSA's inability to recover these costs through its pricing policy has adversely affected, and will continue to adversely affect, its profitability.

Dealer and Customer Financing

The availability and cost of financing for vehicle purchases is a significant factor affecting PSA's results of operations. PSA offers financing through BPF, which operates in 17 countries, mostly alongside partners, to provide financing for the PSA brands. Since 2015, BPF has instituted a business model based on cooperation agreements, including two major partnerships in Europe with Santander for the Peugeot, Citroën and DS brands, and with BNP for the Opel and Vauxhall brands. Outside the scope of the partnerships with Santander and BNP, BPF finances activities in Mexico and Russia.

In recent years, the prevailing low interest rate environment has reduced the effective cost of vehicle ownership. While interest rates in Europe have been at historically low levels, this may change in the coming years, which will directly impact the availability and cost of consumer financing and therefore PSA's results of operations. The availability and cost of vehicle financing also affects the mix of products sold by PSA, as greater and more affordable financing enables customers to purchase higher priced vehicles, whereas constrained customer financing could shift the vehicle mix sold to customers towards less expensive vehicles.

Effect of Foreign Exchange Rates

PSA is sensitive to fluctuations in currency exchange rates as a result of its significant activities in international markets. Specifically, PSA is exposed to translation and transaction risks associated with foreign currency movements. Translation risk is derived from the consolidation of the financial statements of subsidiaries that have a functional currency other than the euro, PSA's functional currency and the reporting currency for its consolidated financial statements. Given PSA's presence in 160 countries, with a significant number of such countries outside of the Eurozone, a decline in the value of foreign currencies against the euro would have a negative effect on its results of operations. PSA is particularly exposed to such risks as a result of its operations in the United Kingdom, China, Russia, Turkey, Brazil and Argentina, as the currencies in these countries have recently tended to fluctuate in value against the euro. For example, the negative impact of currency fluctuations on PSA's operating income for the PCD and OV segments amounted to €85 million and €243 million in H1 2020 and fiscal year 2019 respectively, in each case largely driven by the weakening of the Argentinian peso and the Turkish lira against the euro.

PSA is also exposed to transactional foreign exchange risk when its subsidiaries enter into transactions in currencies other than the subsidiaries' functional currency. PSA manages its foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. For additional information, refer to "PSA 2019 Universal Registration Document—Notes to the PSA Consolidated Financial Statements—Note 12.6 (Manufacturing and Sales Companies—Management of financial risks)" and "PSA 2019 Universal Registration Document—Notes to the PSA Consolidated Financial Statements—Note 13.4 (Finance Companies—Management of financial risks)" as incorporated by reference in this Prospectus.

PSA-FCA Merger

Completion of the Merger is subject to several conditions beyond the control of PSA that may prevent, delay or otherwise adversely affect its completion. In addition, even if the Merger is completed, challenges in the integration process may arise and the synergies Peugeot S.A. expects to realize may not be realized in a timely manner or at all. Refer to "Risk Factors—Risks Related to the Merger—The Combined Group may fail to realize some or all of the anticipated benefits of the Merger, which could adversely affect the value of the Stellantis Common Shares. " and "The Merger―Regulatory Approvals Required to Complete the Merger" for more information.

Internationalization

Historically, PSA's operating results have reflected a dependence on European markets, which increased with the purchase of the Opel and Vauxhall brands in August 2017. PSA generated a substantial majority of its profits and approximately 77 percent and 79 percent of its revenue in the European markets in H1 2020 and fiscal year 2019, respectively. In addition, Faurecia generated 49 percent of its revenue in the European markets during each of the six months ended June 30, 2020 and the financial year ended December 31, 2019. To address this dependence, PSA constantly seeks opportunities to expand into new markets and strengthen its presence in existing international markets by growing the portfolio of brands and models offered to dealers and consumers. In 2019, PSA re-entered the Russian market with Opel and announced that it intends to expand its geographic footprint by entering into the North American market with Peugeot and the Indian market with Citroën. In addition, PSA aims to expand its presence and develop strategic markets in Indonesia, Malaysia and Vietnam. PSA has also focused on increasing the international visibility of its DS brand. Lastly, PSA expanded its regional industrial footprint by starting production at a new plant in Kenitra, Morocco in September 2019. Internationalization provides PSA with the opportunity to reach more customers, diversify its sources of revenue and access new talent pools through local labor in new markets. However, internationalization also exposes PSA to a range of risks and challenges, including cultural differences, difficulties in managing overseas operations, multiple tax regimes, restrictions on foreign trade and the burden of complying with a wide variety of foreign laws and regulations. In addition, PSA has in recent years experienced an underutilization of its global manufacturing capacity in certain markets in which it operates, such as China, which has adversely impacted its ability to offset its fixed costs.

Financial Information

Acquisitions and Disposals

On August 1, 2017, PSA completed the acquisition of the manufacturing and sales operations of the OV brands from GM (the "OV Acquisition") for a purchase price of €1,018 million. As a result of the OV Acquisition, PSA's consolidated financial statements for the fiscal year ended December 31, 2017 reflect the results of these operations for the five-month period commencing August 1, 2017, rather than the full-year period.

On November 1, 2017, BPF, a wholly owned subsidiary of PSA, and BNP Paribas Personal Finance, a wholly owned subsidiary of BNP Paribas, completed the joint acquisition of the European finance operations of GM Financial, encompassing Opel Bank, Opel Financial Services and the Vauxhall Finance brands for a purchase price, as regards BPF only, of €489 million. The OV finance operations are accounted for under the equity method in the PSA Consolidated Financial Statements as significant influence investments in partnerships. As a result of this acquisition, PSA's consolidated financial statements for the fiscal year ended December 31, 2017 account for the results of the OV finance operations for the two-month period commencing November 1, 2017, rather than the full-year period.

In December 2017, PSA and Nidec Leroy-Somer Holding, a Japanese manufacturer of electric engines, entered into an agreement to establish a 50-50 joint venture dedicated to the design, development, manufacture and sale of electric engines.

In March 2018, Faurecia completed the acquisition of Hug Engineering, a Swiss company specializing in complete exhaust gas purification systems for high horsepower engines.

In October 2018, Faurecia acquired from Parrot SA the remaining 80 percent stake in Parrot Faurecia Automotive, which focuses on the design and development of infotainment and audio solutions for the automotive industry.

In March 2019, Faurecia, through its subsidiary Hannape Six SAS, acquired Clarion, a Japanese manufacturer of automotive navigation systems and other automotive components, through a tender offer followed by a squeeze-out procedure, resulting in Clarion becoming a wholly owned indirect subsidiary of Faurecia on March 28, 2019. On April 1, 2019, Faurecia introduced Clarion Electronics as its fourth business group, which, in addition to Clarion, includes Parrot Faurecia Automotive, a French automotive infotainment design company, and Coagent Electronics, a Chinese manufacturer of automotive infotainment products. The purchase price for this acquisition amounted to €1,099 million. As a result of this acquisition, PSA's consolidated financial statements for the fiscal year ended December 31, 2019 reflect the results of Clarion Electronics for the nine-month period commencing April 1, 2019, rather than the full-year period.

In April 2019, PSA and Punch Powertrain, a supplier of fuel efficient powertrains, entered into an agreement to establish a joint venture for the assembly of electric transmissions at PSA's facility in Metz, France, starting in 2022.

In April 2019, Faurecia acquired a majority stake in Creo Dynamics AB, a Swedish company which provides solutions in acoustics, fluid dynamics and smart structures to the automotive and aerospace industries.

In October 2019, PSA sold to Mahindra & Mahinda Ltd its remaining 49 percent stake in Peugeot Motocycles, which manufactures scooters and small motorcycles under the Peugeot brand.

In November 2019, Faurecia and Michelin SCA, established Symbio, a joint venture, to develop, produce and market hydrogen fuel systems for light and commercial vehicles, trucks and other areas of electromobility.

In January 2020, Faurecia acquired Continental's 50 percent stake in their joint venture SAS Autosystemtechnik GmbH und Co KG ("SAS"), which focuses on complex interior module assembly and logistics.

In May 2020, PSA sold its 50 percent stake in CAPSA, a joint venture with the Changan group that manufactured and marketed vehicles under the DS brand in China, to Baoneng. In connection with this sale, PSA entered into a servicing agreement with CAPSA (renamed Shenzhen Baoneng Motor Co. Ltd), allowing CAPSA to continue to manufacture DS vehicles exclusively for PSA.

In June 2020, PSA and Punch Powertrain established a second joint venture, in which PSA holds a 39 percent stake, to manufacture and supply transmissions for hybrid and electric vehicles. This joint venture became operational in the third quarter of 2020.

In July 2020, Faurecia acquired IRYStec Software Inc., a Canadian start-up which has developed a software platform to optimize the user experience of cockpit display systems. This technology is expected to be launched in the second half of 2020.

In August 2020, PSA and Saft Groupe S.A., a subsidiary of Total SE, established the Automotive Cells Company, a joint venture, which focuses on the development and manufacture of high-performance batteries for the automotive industry.

Overview of Segmental Reporting

PSA's business is organized into four reporting segments: PCD, OV, automotive equipment and finance.

The PCD segment covers the design, manufacture and sale of passenger cars and LCVs under the Peugeot, Citroën and DS brands.

The OV segment covers the design, manufacture and sale of passenger cars and LCVs under the Opel and Vauxhall brands.

In addition, the PCD and OV segments include the aftermarket business, which covers PSA's after-sales, maintenance, repair and spare parts operations through brands such as Eurorepar Car Service and Mister Auto.

The automotive equipment segment corresponds to the Faurecia group. Faurecia is organized in four main business groups: interiors, seating, clean mobility (covering exhaust systems technology), and Clarion Electronics (covering cockpit electronics and ADAS). Faurecia is listed on the Euronext Paris stock exchange. As of December 31, 2019, Peugeot S.A. held 46.34 percent of Faurecia's capital and 62.99 percent of its voting rights, giving PSA exclusive control.

The finance segment corresponds to BPF, which provides retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks.

Overview. BPF, a wholly owned subsidiary of PSA, operates in 17 countries. In almost all of these countries, BPF's operations are conducted through partnerships with financial institutions, which provide retail financing to customers and financing to dealers for their inventories of new and used vehicles and spare parts, along with other types of financing, such as financing for working capital requirements.

Partnerships. Since 2015, BPF has instituted a business model based on cooperation agreements, which includes two major partnerships in Europe with:

●	Santander, which covers the financing of the Peugeot, Citroën and DS brands' operations in France, the United Kingdom, Malta, Spain, Italy, the Netherlands, Belgium, Germany, Austria and Poland; and

●	BNP, which covers the financing of the Opel and Vauxhall brands' operations in Germany, France, the Netherlands, the United Kingdom, Sweden, Switzerland, Portugal and Poland.

BPF also operates in partnership with Santander in Brazil and Mexico, with Banco Bilbao Vizcaya Argentina in Argentina and with BNP in Turkey.

In China, BPF operates a joint finance company with the Dongfeng, which covers the financing of the Dongfeng Peugeot and Dongfeng Citroën brands in China.

Accounting Treatment. In accordance with IFRS, BPF's financing partnerships are accounted for under the equity method as significant influence investments for all periods presented in this Prospectus. The net contribution of these equity-accounted investments is included in the line item entitled "Share in the net earnings of equity method investments" of PSA's consolidated statement of income. A different presentation is applied for the purposes of the segment information in "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 4 (Segment Information)" and in the section entitled "Results by Segment—2019 compared to 2018, and 2018 compared to 2017" below. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and accordingly the segment information, are based on a presentation of a full profit and loss statement of BPF's financing partnerships, as if they were consolidated.

Other Financing Activities. Outside of the scope of its partnerships, BPF finances activities in Mexico and Russia. These operations are consolidated in PSA's audited financial statements.

PSA's other activities are housed under "Other Businesses", which mainly includes the activities of PSA's holding company, Peugeot S.A., PSA's 25 percent interest in the GEFCO Group, an automotive logistics and supply chain management company, and its Free2Move brand, which combines PSA's connected car and mobility service offerings.

Other Equity Investments

In addition to the financing partnerships, PSA operates manufacturing joint ventures with Dongfeng, specifically:

●	DPCA, which manufactures vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China; and

●	DPCS, which markets the vehicles produced by DPCA in China.

PSA also operated CAPSA, a joint venture with the Changan group that manufactured and marketed vehicles under the DS brand in China until May 2020, when PSA sold its 50 percent stake to Baoneng.

PSA's manufacturing joint ventures are accounted for under the equity method in the PSA Consolidated Financial Statements in accordance with IFRS.

Intra-group eliminations

For purposes of the discussion of PSA's results at the group level in the section entitled "—Group Results—H1 2020 compared to H1 2019" and "—Group Results—2019 compared to 2018, and 2018 compared to 2017", each segment's revenue is presented after elimination of the intra-company operations between the PCD, OV, automotive equipment and finance segments.

For purposes of the discussion of PSA's results at the segment level in the section entitled "―Results by Segment―H1 2020 compared to H1 2019" and "—Results by Segment—2019 Compared to 2018, and 2018 Compared to 2017", each segment's revenue is presented before elimination of intra-company operations between the PCD, OV, automotive equipment and finance segments.

IFRS 16 – Leases

PSA adopted IFRS 16 – Leases effective January 1, 2019, applying the modified retrospective approach. The consolidated financial statements of PSA for the years ended December 31, 2018 and 2017 have not been restated to reflect the effects of the application of IFRS 16. Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 2.2 (First application impact – accounting principles)" and "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 2.3 (Impact of the first-time application of IFRS 16 – Impact on the 2019 consolidated financial statements)" for additional information, including the impact of the application of IFRS 16 for the fiscal year ended December 31, 2019.

IFRS 15 – Revenue from Contracts with Customers

PSA adopted IFRS 15 – Revenue from Contracts with Customers retrospectively on January 1, 2018. The opening and closing consolidated statements of financial position, the consolidated statement of income as well as the consolidated statement of cash flows for the fiscal year ended December 31, 2017 have been restated. Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 2.4 (First application of IFRS 15 and IFRS 9 in 2018 – accounting principles and impacts on the 2017 consolidated financial statements)" for additional information, including the impact of the application of IFRS 15 for the fiscal year ended December 31, 2017.

Key Performance Indicator

World Sales

World sales is defined as the number of vehicles invoiced by (i) PSA to independent dealers and distributors, (ii) PSA's joint ventures to independent dealers, (iii) PSA's wholly owned dealers to end-customers and (iv) third-parties to end-customers and independent dealers for vehicles produced under a PSA license. World sales includes built-up vehicles and CKDs (complete knock-down kits containing the complete non-assembled parts of a vehicle). In addition, world sales includes vehicles sold with a buyback commitment. PSA's revenue as recorded in PSA's consolidated financial statements reflects only manufacturing royalties for (i) vehicles invoiced by PSA's joint ventures to independent dealers and (ii) vehicles produced under a PSA license that are invoiced by third-parties to end-customers and independent dealers. World sales is used by management to assess the relative performance of PSA and its brands in regions in which PSA operates. PSA's management believes that this measure is useful to investors to understand the relative performance of PSA and its brands in these regions.

Description of Key Line Items in the Consolidated Statements of Income

Revenue

Revenue for the PCD and OV segments is recorded based on the amounts received from customers for the sale of new and used vehicles as well as spare parts. The transfer of control, and therefore revenue recognition, takes place at the same time as the transfer of risks and rewards of the ownership of goods sold. For new vehicles, this transfer generally corresponds to the date when the vehicles are made available to independent dealers or, in the case of direct sales to end-customers through owned dealers, the delivery date of the vehicle to end-customers. The cost of current and future sales incentive programs is accounted for in operating income in the period in which the sales are recorded. They are provided country by country on the basis of historical costs for the previous three months. In cases where the cost of the program varies directly according to sales, it is deducted from revenue. PSA's incentive programs include retail financing granted at a significant discount to market interest rates. The corresponding cost is recognized at the time of the sale, as a deduction from revenue. Sales of new vehicles with a buyback commitment are not recognized in revenue at the time of delivery of the vehicle, but are accounted for as leases when it is probable that the vehicle will be bought back. The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. PSA provides services to its customers (mostly servicing and maintenance contracts and warranty extensions) for payment or free of charge. These represent distinct performance obligations under IFRS 15, for which the associated revenue is recognized over time as and when the service is performed.

The automotive equipment segment generates revenue by performing development work and manufacturing or purchasing specific tooling in order to produce parts or modules for programs covered by specific customer orders. Revenue from parts is recognized when the control of ownership is transferred to the customer, which generally corresponds to when the parts are shipped. With respect to tools, the transfer of control usually takes place shortly before the launch of production, and revenue is recognized at such time. Development work is generally considered as a capitalizable pre-production expense that is recognized under intangible assets. This is not considered a separate performance obligation from parts sales and therefore does not trigger a recognition of revenue that is separate from the revenue from the parts. For more details, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 5.3.A (Research and development expenses—Accounting policies)".

PSA's finance companies and the finance partnerships provide wholesale financing to dealer networks and retail financing to customers of PSA's brands. Sales financing revenue is recorded using the yield-to-maturity method, so as to recognize a constant rate of interest over the life of the loan. Most of PSA's finance activities are managed by BPF in partnership with Santander and BNP, with the revenue of these operations not being included in PSA's consolidated revenue as these partnerships are accounted for under the equity method. For additional information, refer to "—Financial Information—Overview of Segmental Reporting".

Cost of goods and services sold

Cost of goods and services sold mainly relate to cost of production (such as purchases, depreciation and personnel costs) and car transportation to dealers.

Selling, general and administrative expenses

Selling, general and administrative expenses include general administrative expenses (including personnel costs, fees for administrative services, costs related to outsourcing and information technology), indirect selling expenses (mainly marketing expenses) and warranty costs.

Research and development expenses

Research and development expenses include the cost of scientific and technical activities, intellectual property rights and the education and training necessary for the development, production or implementation and marketing of new or substantially improved materials, methods, products, processes, systems or services.

Restructuring Costs

Restructuring costs include employee termination costs and other costs related to the reconfiguration of plants, research and development and information technology systems.

Impairment of CGUs

A cash-generating unit ("CGU") is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Impairment of CGUs includes the loss of value resulting from impairment testing in accordance with IAS 36 ("Impairment of Assets") on CGUs. An impairment loss is recognized when the net book value of the asset or group of assets tested for impairment is higher than their recoverable amount, which is the higher of their value in use (based on the net present value of estimated future cash flows) and their fair value less costs to sell. For brands, the recoverable value is estimated by reference to market royalties. Impairment may relate to goodwill, indefinite useful life assets (mainly brands) or definite useful life intangible or tangible assets. For additional information, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 8.3 (Asset impairment)".

Operating income (loss)

Operating income (loss) corresponds to profit (loss) before net financial income or expense, current and deferred taxes and PSA's share in the net earnings of equity-accounted investments. It includes revenue, cost of goods and services sold, selling, general and administrative expenses (general administrative expenses, indirect selling expenses and warranty costs) as well as research and development expenses, restructuring costs, impairment of CGUs and other operating income and expense.

Net financial income (expense)

Net financial income (expense) corresponds to the sum of interest income, other financial income, finance costs and other net financial expenses. Financial cost comprises mainly interest on borrowings and bank overdraft, interest on lease liabilities after the adoption of IFRS 16 and foreign exchange gain (loss) on financial transactions. Other financial income and other net financial expenses comprise interest income on pension plan assets, interest cost on defined employee benefit obligations, the ineffective portion of the change in fair value of financial instruments and the discount gains and losses related to long-term liabilities and other financial income and expenses.

Income taxes

Income taxes correspond to the sum of current and deferred taxes. Current taxes represent the amounts paid or currently due to tax authorities for the current year, calculated in accordance with the tax regulations and rates in effect in the various countries where PSA operates. In France, Peugeot S.A. and its French subsidiaries that are at least 95 percent-owned maintained their election to determine French income taxes on a consolidated basis in the fiscal years 2017, 2018 and 2019. Deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized only when there is a reasonable expectation that they will be recovered.

Share in net earnings of equity method investments

Share in net earnings of equity method investments comprises the share of net earnings of investments accounted for under the equity method, including notably the companies operated in partnership with Santander, BNP, Dongfeng and Changan.

Consolidated profit (loss) for the period

The consolidated profit (loss) for the period is the sum of consolidated profit (loss) from continuing operations and consolidated profit (loss) from discontinued operations, each including the part attributable to owners of PSA's parent company and the part attributable to non-controlling interests. The consolidated profit (loss) from continuing operations is the sum of operating income, net financial income, income taxes and shares in net earnings of equity method investments.

Recent Developments

Group Results Q3 2020

Revenue

The following table sets forth PSA's revenue for the three months ended September 30, 2020 ("Q3 2020") and 2019 ("Q3 2019").

			Increase/(Decrease)
	Three months ended September 30,		2020 vs. 2019
(€ million)	2020	2019	Actual	% Change
Revenue	€15,453	€15,579	(126)	(0.81)

PSA's revenue decreased by 0.81 percent from €15,579 million in Q3 2019 to €15,453 million in Q3 2020.

Results by Segment-Q3 2020

Revenue

The following table sets forth revenue for the PCD, OV and automotive equipment segments for the three months ended September 30, 2020 and 2019. Each segment's revenue is presented before elimination of intra-company operations between the PCD, OV and automotive equipment segments. For a definition of certain operational drivers, refer to "—Results by Segment".

			Increase/(Decrease)
	Three months ended September 30,		2020 vs. 2019
(€ million)	2020	2019	Actual	% Change
PCD	€9,792	€9,242	550	5.95
OV	€3,204	€3,583	(379)	(10.58)
Automotive equipment	€3,874	€4,185	(311)	(7.43)

Peugeot Citroën DS

Revenue in the PCD segment increased by 5.95 percent from €9,242 million in Q3 2019 to €9,792 million in Q3 2020, primarily driven by the effect of product mix, which had a positive effect of 4.3 percentage points (approximately €395 million) as a result of recent vehicle launches, including the Citroën C5 Aircross PHEV and Peugeot 208 and Peugeot 2008, each available in a battery electric vehicle and internal combustion engine version, the positive effect of pricing across PCD models and brands, which had a positive impact of 2.7 percentage points (approximately €247 million), other effects, which had a positive impact of 2.4 percentage points (approximately €226 million), increased sales to partners, which had a positive impact of 0.9 percentage points (approximately €82 million) and the effect of country mix, which had a positive impact of 0.6 percentage points (approximately €59 million). These factors were partially offset by a decrease in the volume of vehicles sold, which had a negative impact of 2.9 percentage points (approximately €268 million) and exchange rate fluctuations, mainly related to the weakening of the Argentinian peso and the Turkish lira against the euro, which had a negative impact of 2.1 percentage points (approximately €191 million).

Opel Vauxhall

Revenue in the OV segment decreased by 10.58 percent from €3,583 million in Q3 2019 to €3,204 million in Q3 2020, primarily driven by the decrease in the volume of vehicles sold by OV, which had a negative impact of 15.9 percentage points (approximately €569 million), the effect of pricing across OV models and brands, which had a negative impact of 2.1 percentage points (approximately €76 million) and exchange rate fluctuations, mainly related to the weakening of the Turkish lira against the euro, which had a negative impact of 1.5 percentage points (approximately €55 million), decreased sales to partners, which had a negative impact of 1.0 percentage points (approximately €37 million) and the effect of country mix, which had a negative impact of 0.6 percentage points (approximately €20 million). These factors were partially offset by the effect of product mix, which had a positive impact of 8.3 percentage points (approximately €296 million) related to recent vehicle launches, including the Opel Vauxhall Corsa, which is available in a battery electric vehicle and internal combustion engine version, as well as the other effects, which had a positive impact of 2.3 percentage points (approximately €81 million).

Automotive Equipment

Revenue in the automotive equipment segment decreased by 7.43 percent from €4,185 million in Q3 2019 to €3,874 million in Q3 2020, reflecting a decrease of 4.5 percent (representing approximately €71 million) in the seating business group and a decrease of 8.2 percent (representing approximately €92 million) in the clean mobility business group. Revenue also decreased by 2.4 percent (representing approximately €28 million) in the interiors business group, despite the consolidation of SAS into PSA's consolidated financial statements following the acquisition by Faurecia of the remaining 50 percent stake in SAS in January 2020 (which had a positive contribution on the interiors business group of €160 million), and 40 percent (representing approximately €121 million) in the Clarion Electronics business group, with such decrease in the Clarion Electronics business group mainly resulting from a decline in sales to Nissan, one of its major customers. The decline in demand as a result of the COVID-19 pandemic and unfavorable currency fluctuations also contributed to the decrease in revenue in the automotive equipment segment.

World Sales-Q3 2020

Peugeot Citroën DS

The following tables set forth world sales by brand and geographical region for the PCD segment for the three months ended September 30, 2020 and 2019. For a definition of world sales, refer to "Financial Information—Key Performance Indicator—World Sales".

Brand	Q3 2020 volume(1)%		Q3 2019 volume(1)%		2020 vs. 2019 % change
Peugeot	264,932	45.01	272,013	40.33	(2.60)
Citroën	164,524	27.95	196,773	29.17	(16.39)
DS	8,187	1.39	11,487	1.70	(28.73)
PCD Total	437,643	74.36	480,273	71.21	(8.88)
PSA Total	588,576	100	674,463	100	(12.73)
________________________________________________________________________________________________________________
(1) Including CKD kits.

Region	Q3 2020 volume(1)%		Q3 2019 volume(1)%		2020 vs. 2019 % change
Europe	360,187	61.20	383,303	56.83	(6.03)
Middle East and Africa	32,199	5.47	25,645	3.80	25.56
China	8,827	1.50	27,469	4.07	(67.87)
Latin America	24,983	4.24	32,697	4.85	(23.59)
India and Asia Pacific	7,095	1.21	7,526	1.12	(5.73)
Eurasia	4,352	0.74	3,633	0.54	19.79
PCD Total	437,643	74.36	480,273	71.21	(8.88)
PSA Total	588,576	100	674,463	100	(12.73)
________________________________________________________________________________________________________________
(1) Including CKD kits.

World sales in the PCD segment decreased by 8.88 percent from 480,273 vehicles in Q3 2019 to 437,643 vehicles in Q3 2020.

Opel Vauxhall

The following tables set forth world sales of the OV segment, including a breakdown by geographical region for the three months ended September 30, 2020 and 2019. For a definition of world sales, refer to "Financial Information—Key Performance Indicator—World Sales".

Brand	Q3 2020 volume(1)%		Q3 2019 volume(1)%		2020 vs. 2019 % change
OV	150,933	25.64	194,190	28.79	(22.28)
PSA Total	588,576	100	674,463	100	(12.73)
________________________________________________________________________________________________________________
(1) Including CKD kits.

Region	Q3 2020 volume(1)%		Q3 2019 volume(1)%		2020 vs. 2019 % change
Europe	135,394	23.00	185,566	27.51	(27.04)
Middle East and Africa	14,625	2.48	8,081	1.20	80.98
Latin America	316	0.05	355	0.05	(10.99)
India and Asia Pacific	230	0.04	11	0.00	1,990.91
Eurasia	368	0.06	177	0.03	107.91
OV Total	150,933	25.64	194,190	28.79	(22.28)
PSA Total	588,576	100	674,463	100	(12.73)
________________________________________________________________________________________________________________
(1) Including CKD kits.

World sales in the OV segment decreased by 22.28 percent from 194,190 vehicles in Q3 2019 to 150,933 vehicles in Q3 2020.

Group Results—H1 2020 compared to H1 2019

The following is a discussion of PSA's results of operations for the six months ended June 30, 2020 and 2019.

	Six months ended June 30,
(€ million)	2020	2019
Revenue	25,120	38,340
Cost of goods and services sold	(21,052)	(30,250)
Selling, general and administrative expenses	(2,372)	(3,409)
Research and development expenses	(1,179)	(1,343)
Restructuring costs	(132)	(656)
Impairment of CGUs	(289)	(177)
Other operating income (expense)	386	(14)
Operating income (loss)	482	2,491
Net financial income (expense)	52	(166)
Income taxes	(222)	(325)
Share in net earnings of equity method investments	64	48
Consolidated profit (loss) for the period	376	2,048

Revenue

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Revenue	25,120	38,340	(13,220)	(34.48)

Revenue decreased from €38,340 million in H1 2019 to €25,120 million in H1 2020, primarily as a result of a decline of 35.50 percent in the PCD and OV segments' revenue which decreased from €30,378 million in H1 2019 to €19,595 million in H1 2020 and a decline of 30.57 percent in the automotive equipment segment's revenue from €7,930 million in H1 2019 to €5,506 million in H1 2020. These decreases in the revenue of the PCD, OV and automotive equipment segments were mainly due to the temporary suspension of production and lower consumer demand for vehicles and automotive equipment parts as a result of the COVID-19 pandemic.

Revenue decreased by 36.51 percent in Europe from €30,599 million in H1 2019 to €19,427 million in H1 2020, 47.64 percent in Latin America from €1,757 million in H1 2019 to €920 million in H1 2020, 17.14 percent in China from €1,313 million in H1 2019 to €1,088 million in H1 2020 and 7.99 percent in the Middle East and Africa from €1,340 million in H1 2019 to €1,233 million in H1 2020.

Cost of goods and services sold

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Cost of goods and services sold	(21,052)	(30,250)	(9,198)	(30.41)

Cost of goods and services sold decreased by 30.41 percent from €30,250 million in H1 2019 to €21,052 million in H1 2020, mainly driven by a reduction of €7,626 million in the cost of goods and services sold of the PCD and OV segments from €23,563 million in H1 2019 to €15,937 million in H1 2020, as well as a decrease of €1,599 million in the cost of goods and services sold in the automotive equipment segment from €6,716 million in H1 2019 to €5,117 million in H1 2020, in each case as a result of lower volumes, mainly due to the temporary suspension of production and demand disruptions, as well as changes in labor arrangements, as a result of the COVID-19 pandemic.

Selling, general and administrative expenses

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Selling, general and administrative expenses	(2,372)	(3,409)	(1,037)	(30.42)

Selling, general and administrative expenses decreased by 30.42 percent from €3,409 million in H1 2019 to €2,372 million in H1 2020, mainly driven by a reduction of €1,083 million in the PCD and OV segments' selling, general and administrative expenses from €3,012 million in H1 2019 to €1,929 million in H1 2020, primarily due to a significant reduction in selling expenses in response to new market conditions and cost-cutting initiatives with respect to general and administrative expenses in response to the COVID-19 pandemic, as well as a reduction of €16 million in the automotive equipment segment's selling, general and administrative expenses from €382 million in H1 2019 to €366 million in H1 2020.

Research and development expenses

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Research and development expenses	(1,179)	(1,343)	(164)	(12.21)

Research and development expenses decreased by 12.21 percent from €1,343 million in H1 2019 to €1,179 million in H1 2020, driven by a decrease of €149 million in the research and development expenses of the PCD and OV segments from €1,145 million in H1 2019 to €996 million in H1 2020 and a decrease of €15 million in the research and development expenses of the automotive equipment segment, in each case as a result of PSA's cost-cutting initiatives in response to the COVID-19 pandemic with respect to R&D support functions and savings resulting from the adjustment of the development timetable for new product development programs.

Restructuring Costs

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Restructuring costs	(132)	(656)	(524)	(79.88)

Restructuring costs decreased by 79.88 percent from €656 million in H1 2019 to €132 million in H1 2020, primarily driven by a significant decrease in termination costs for employees from €549 million in H1 2019 to €28 million in H1 2020, mainly due to the PCD and OV segments recording a positive contribution to their termination costs for employees of €47 million in H1 2020, compared to a negative contribution of €483 million in H1 2019. The positive contribution was related to the impact of the COVID-19 pandemic on the OV segment's voluntary departure plan, because fewer employees were expected to sign up and therefore the previously recorded provision was partially reversed. This was partially offset by termination costs for employees in the automotive equipment segment, which increased from €60 million in H1 2019 to €75 million in H1 2020, as a result of redundancy and site relocation payments.

Impairment of CGUs

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Impairment of CGUs	(289)	(177)	112	63.28

Impairment of CGUs increased by 63.28 percent from €177 million in H1 2019 to €289 million in H1 2020, mainly driven by a €150 million impairment of Faurecia's Clarion Electronics CGU in H1 2020 as a result of new market conditions caused by the COVID-19 pandemic. In addition, PSA recognized a €80 million impairment of the PCD segment's research and development assets in China, a €18 million impairment of its Latin America CGU and a €26 million impairment of its Eurasia CGU, in each case due to decreased projections of volumes and profit as a result of new market conditions caused by the COVID-19 pandemic.

Operating income (loss)

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Operating income (loss)	482	2,491	(2,009)	(80.65)

Operating income decreased by 80.65 percent from €2,491 million in H1 2019 to €482 million in H1 2020, primarily driven by a decline in demand in the automotive markets as a result of the COVID-19 pandemic. This was partially offset by a decrease in PSA's cost of goods sold, selling and general and administrative expenses as a result of lower volumes, mainly due to the temporary suspension of production, demand disruptions and changes in labor arrangements in response to the COVID-19 pandemic, as well as the decrease in the restructuring costs described above.

Net financial income (expense)

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Net financial income (expense)	52	(166)	218	131.33

Net financial income increased from an expense of €166 million in H1 2019 to an income of €52 million in H1 2020, primarily driven by interest income, which increased from €45 million in H1 2019 to €250 million in H1 2020 mainly as a result of the revaluation by PSA at the end of June 2020 of its financial liability related to its commitment to purchase 30.7 million PSA ordinary shares from Dongfeng prior to the closing of the merger, which had a positive impact of €216 million due to the lower price of PSA ordinary shares as of June 30, 2020 compared to December 31, 2019. For details, please refer to the section entitled "—Liquidity and Capital Resources—Bonds and Other Borrowings" below.

Income taxes

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Income taxes	(222)	(325)	(103)	(31.69)

Income taxes decreased by 31.69 percent from €325 million in H1 2019 to €222 million in H1 2020, driven by the decrease in PSA's operating income described above. This was partially offset by the decrease in the capitalization of deferred tax assets on previously unrecognized tax loss carryforwards concerning the PCD, OV and automotive equipment segments to €45 million in H1 2020, compared to €205 million in H1 2019. The effective tax rate of PSA increased to 41.6 percent in H1 2020 compared to 14.0 percent in H1 2019, primarily as a result of the less favorable effect of differences in foreign tax rates and the decrease in capitalization of deferred tax assets in H1 2020, in each case as compared to H1 2019.
Share in net earnings of equity method investments

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Share in net earnings of equity method investments	64	48	16	33.33

Share in net earnings of equity method investments increased by 33.33 percent from €48 million in H1 2019 to €64 million in H1 2020, with the positive contributions of the financing partnerships with Santander and BNP being partially offset by the negative contributions of the manufacturing and sales joint ventures with Dongfeng, DPCA and DPCS, which continued to be impacted by reduced consumer demand in the Chinese automotive market, further exacerbated by the COVID-19 pandemic. The increase in share in net earnings of equity method investments was driven by an improvement in the contributions of the manufacturing and sales joint ventures with Dongfeng, DPCA and DPCS, from a negative contribution of €163 million in H1 2019 to a negative contribution of €84 million in H1 2020 due to the negative impact in H1 2019 of impairments amounting to €113 million (of which €92 million related to the impairment of deferred tax assets) compared to impairments amounting to €3 million in H1 2020. This was partially offset by a decrease in the positive contribution of the financing partnerships with Santander and BNP from €175 in H1 2019 to €163 million in H1 2020. The positive contribution of the financing partnership with Santander remained relatively stable, amounting to €132 million in H1 2019 compared to €138 million in H1 2020 while the financing partnership with BNP had a lower positive contribution amounting to €43 million in H1 2019 compared to €25 million in H1 2020 due to fewer financed vehicles. CAPSA had a negative contribution of €9 million in H1 2020, compared to no contribution in H1 2019. PSA sold its stake in CAPSA to Baoneng in May 2020.

Consolidated profit (loss) for the period

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Consolidated profit (loss) for the period	376	2,048	(1,672)	(81.64)

Consolidated profit for the period decreased by 81.64 percent from €2,048 million in H1 2019 to €376 million in H1 2020 as a result of the reasons mentioned above.

Group Results—2019 Compared to 2018, and 2018 Compared to 2017

The following is a discussion of PSA's results of operations for the fiscal years ended December 31, 2019, 2018 and 2017.

	Years ended December 31,
(€ million)	2019	2018	2017
Revenue	€74,731	€74,027	€62,256
Cost of goods and services sold	(59,083)	(59,233)	(49,872)
Selling, general and administrative expenses	(6,472)	(6,623)	(6,253)
Research and development expenses	(2,852)	(2,482)	(2,153)
Restructuring costs	(1,531)	(1,051)	(951)
Impairment of CGUs	(283)	(299)	(96)
Other operating income (expense)	158	61	143
Operating income (loss)	4,668	4,400	3,074
Net financial income (expense)	(344)	(446)	(238)
Income taxes	(716)	(615)	(699)
Share in net earnings of equity method investments	(24)	(44)	217
Consolidated profit (loss) for the period	€3,584	€3,295	€2,347

Revenue

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Revenue	€74,731	€74,027	€62,256	704	0.95	11,771	18.91

Revenue increased slightly from €74,027 million in 2018 to €74,731 million in 2019, supported by stable results in the PCD and OV segments, where revenue amounted to €58,551 million in 2018 and €58,942 million in 2019, and an increase of 2.08 percent in the automotive equipment segment, from €15,418 million in 2018 to €15,738 million in 2019. The results of the PCD and OV segments in 2019 were supported by the Citroën brand, primarily driven by the C5 Aircross SUV, which was launched in January 2019, the DS brand, which was primarily driven by the success of its renewed range and the expansion of an exclusive DS network in France, the brand's main market, and the OV brands, which were primarily driven by Grandland X, Crossland X and the LCVs models. The results of the automotive equipment segment benefited from the contribution of the Clarion business following its acquisition in April 2019, which amounted to €586 million in 2019. This was partially offset by the termination of production with respect to certain of Faurecia's seating programs and lower sales to General Motors, one of Faurecia's main customers, as a result of its labor strike in the second half of 2019.

Revenue increased by 1.29 percent in Europe, from €58,007 million in 2018 to €58,758 million in 2019, mainly supported by the results of the PCD and OV segments as described above, and by a 7.6 percent increase in Middle East and Africa, from €2,802 million in 2018 to €3,015 million in 2019, primarily supported by PSA's performance in Turkey, Egypt and Morocco. This was partially offset by poor performance in Latin America where revenue decreased by 11.9 percent from €3,842 million in 2018 to €3,383 in 2019, mainly due to economic and political instability in Argentina. Revenue in China & ASEAN increased slightly by 2.7 percent from €3,147 million in 2018 to €3,232 million in 2019, mainly driven by the automotive equipment segment, in particular as a result of the acquisition of Clarion, which was partially offset by a decrease in the revenue of the PCD segment in China due to reduced demand.

Revenue increased by 18.91 percent from €62,256 million in 2017 to €74,027 million in 2018. This increase reflected the inclusion in the PSA Consolidated Financial Statements of the full-year contribution of the OV segment, which amounted to €16,913 million in 2018, compared to its five-month contribution of €6,864 million in 2017. In addition, the PCD segment's revenue increase was driven by growth in European markets, where each of Peugeot and Citroën recorded roughly 5 percent volume increases while DS recorded a 6.7 percent volume increase, driven by the launch of the DS7 Crossback model. The growth of these brands was driven by strong consumer demand for SUV and LCV models in 2018, with the latter being supported by the launch of new ranges of compact vans, including the successful launch and production of two LCV models in Eurasia and a promising start of the comprehensive range of LCV products and services in Latin America. The automotive equipment segment recorded a 2.83 percent growth in revenue from €14,993 million in 2017 to €15,418 million in 2018, mainly driven by growth in the seating business group.

The positive results in Europe, where revenue increased by 25.37 percent from €46,269 million in 2017 to €58,007 million in 2018, mainly supported by the results of the PCD and OV segments as described above, were partially offset by lower sales in Middle East and Africa where revenue decreased by 5.82 percent from €2,975 million in 2017 to €2,802 in 2018, primarily driven by the economic downturn in the Turkish market, and in Latin America where revenue decreased by 14.43 percent from €4,490 million in 2017 to €3,842 in 2018, mainly driven by the economic deterioration and hyperinflationary conditions experienced by Argentina, coupled with difficult economic conditions in Brazil. Revenue in China & ASEAN increased by 7.8 percent from €2,920 million in 2017 to €3,147 million in 2018, mainly driven by growth in the automotive equipment segment.

Cost of goods and services sold

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Cost of goods and services sold	€59,083	€59,233	€49,872	(150)	(0.25)	9,361	18.77

Cost of goods and services sold decreased slightly from €59,233 million in 2018 to €59,083 million in 2019, mainly driven by a reduction of €186 million in the cost of goods and services sold of the PCD and OV segments from €46,017 million in 2018 to €45,832 million in 2019 as a result of PSA's cost-cutting initiatives, which was partially offset by an increase of €40 million in the cost of goods and services sold of the automotive equipment segment from €13,197 million in 2018 to €13,313 million in 2019.

Cost of goods and services sold increased by 18.77 percent from €49,872 million in 2017 to €59,233 million in 2018. This was mainly driven by the OV segment, where cost of goods and services sold increased by €8,007 million from €5,970 million in 2017 to €13,977 million in 2018, primarily reflecting the inclusion in the PSA Consolidated Financial Statements of the cost of goods and services sold of the OV segment for the full year in 2018, compared to only five months in 2017, which was partially offset by savings from PSA's cost-cutting initiatives in connection with its turnaround plan for the OV business following the OV Acquisition. In addition, cost of goods and services sold in the PCD segment increased by €780 million from €31,249 million in 2018 to €32,029 million in 2019, mainly driven by the mix of vehicles and models sold by PSA. The cost of goods and services sold in the automotive equipment segment increased by €318 million from €12,879 million in 2017 to €13,197 million in 2018 in line with this segment's revenue growth.

Selling, general and administrative expenses

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Selling, general and administrative expenses	€6,472	€6,623	€6,253	(151)	(2.28)	370	5.92

Selling, general and administrative expenses decreased by 2.28 percent from €6,623 million in 2018 to €6,472 million in 2019, mainly driven by a reduction of €198 million in the PCD and OV segments' selling, general and administrative expenses from €5,841 million in 2018 to €5,643 million in 2019 due to PSA's cost-cutting initiatives as well as synergies achieved as a result of the OV Acquisition. These were partially offset by an increase of €74 million in the automotive equipment segment's selling, general and administrative expenses from €704 million in 2018 to €778 million in 2019, primarily as a result of the acquisition of Clarion in April 2019.

Selling, general and administrative expenses increased by 5.92 percent from €6,253 million in 2017 to €6,623 million in 2018. This was mainly driven by an increase of €690 million in the PCD and OV segments' selling, general and administrative expenses from €5,151 million in 2017 to €5,841 million in 2018, primarily reflecting the inclusion in the PSA Consolidated Financial Statements of the selling, general and administrative expenses of the OV segment for the full year in 2018, compared to only five months in 2017. This was partially offset by savings from PSA's cost-cutting initiatives in connection with its turnaround plan for the OV business following the OV Acquisition.

Research and development expenses

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Research and development expenses	€2,852	€2,482	€2,153	370	14.91	329	15.28

Research and development expenses increased by 14.9 percent from €2,482 million in 2018 to €2,852 million in 2019, driven by an increase of €204 million in the research and development expenses of the PCD and OV segments from €2,227 million in 2018 to €2,431 million in 2019 as a result of increased investment in the development of new products and technologies and an increase of €166 million in the research and development expenses of the automotive equipment segment primarily relating to Clarion Electronics and the development of new products and technologies.

Research and development expenses increased by 15.28 percent from €2,153 million in 2017 to €2,482 million in 2018. This was mainly driven by an increase of €238 million in the research and development expenses of the PCD and OV segments from €1,989 million in 2017 to €2,227 million in 2018, mainly reflecting the research and development expenses of the OV segment for the full year in 2018, compared to only five months in 2017, partially offset by savings achieved by PSA following the integration of the PCD and OV businesses' R&D functions as a result of the OV Acquisition.
Restructuring Costs

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Restructuring costs	€1,531	€1,051	€951	480	45.67	100	10.52

Restructuring costs increased by 45.67 percent from €1,051 million in 2018 to €1,531 million in 2019, driven by costs related to the reconfiguration of plants, research and development and information technology systems, which increased from €296 million in 2018 to €490 million in 2019 due to costs related to the information technology convergence between the PCD and OV businesses, which amounted to €328 million, and costs related to the transfer of certain Opel research and development activities to SEGULA Technologies, a French engineering firm with which PSA has a strategic partnership for the development of an engineering campus in Russelsheim, Germany. In addition, termination costs for employees increased from €755 million in 2018 to €1,041 million in 2019, due mainly to workforce restructuring plans, including early pensions and voluntary and senior leaves covering the industrial OV sites in Europe, which amounted to €855 million in 2019. Of PSA's total restructuring costs for 2019, the automotive equipment segment's restructuring costs represented €194 million, reflecting a €91 million increase from €103 million in 2018, mainly as a result of the restructuring of Faurecia's Clarion Electronics business group, which amounted to €62 million and additional workforce restructuring plans to address challenging market conditions.

Restructuring costs increased by 10.52 percent from €951 million in 2017 to €1,051 million in 2018. The PCD business recorded restructuring costs of €426 million in 2017 compared to €432 million in 2018, consisting of €306 million for restructuring plans covering PSA's industrial sites in Europe, compared to €375 million in 2017, and €58 million for the reorganization of its commercial operations in Europe, compared to €32 million in 2017. The OV business recorded restructuring costs of €440 million in 2017 compared to €512 million in 2018, consisting of €448 million for restructuring plans related to PSA's industrial sites in Europe and €64 million for the reorganization of its commercial operations in Europe. The automotive equipment segment recorded restructuring costs of €103 million in 2018, compared to €86 million in 2017, representing redundancy costs, mainly in Germany, France, Spain and the United States.

Impairment of CGUs

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Impairment of CGUs	€283	€299	€96	(16)	(5.35)	203	211.46

Impairment of CGUs decreased by 5.35 percent from €299 million in 2018 to €283 million in 2019. The amounts in 2019 were mainly driven by a €173 million impairment of research and development assets dedicated to PSA's activities in China, in addition to the amounts recognized in 2018 as described below, and a €80 million impairment of research and development assets and industrial assets in Latin America. The amounts recognized in 2019 were due to decreased projections of volumes and profitability.

Impairment of CGUs increased from €96 million in 2017 to €299 million in 2018, mainly driven by a €30 million impairment of capital expenditures in Russia and a €168 million impairment of various assets in Iran, due to PSA winding down its activities in the Iranian automotive sector by August 6, 2018 in compliance with the United States' withdrawal from the JCPOA. The amounts recognized in 2017 were due to a €78 million impairment of research and development assets dedicated to PSA's activities in China and a €17 million impairment of industrial assets in Russia, in each case due to decreased projections of volumes and profitability.

Operating income (loss)

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Operating income	€4,668	€4,400	€3,074	268	6.09	1,326	43.14

Operating income increased by 6.09 percent from €4,400 million in 2018 to €4,668 million in 2019, driven by growth in the PCD and OV segments, primarily as a result of the positive impact of pricing and product mix, synergies between the PCD and OV businesses resulting from the OV Acquisition and related cost-cutting initiatives, which were partially offset by the impact of the restructuring costs described above.

Operating income increased by 43.14 percent from €3,074 million in 2017 to €4,400 million in 2018, mainly driven by the inclusion in the PSA Consolidated Financial Statements of the full-year contribution of the OV segment in 2018 compared to only five months in 2017, improvement in the profitability of the PCD business, primarily as a result of the positive effect of pricing and product mix, as well as savings from PSA's cost-cutting initiatives. These were partially offset by the impact of the restructuring costs described above.

Net financial income (expense)

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Net financial income (expense)	€344	€446	€238	(102)	(22.87)	208	87.39

Net financial expense decreased by 22.87 percent from €446 million in 2018 to €344 million in 2019, mainly driven by a decrease in financial expenses in the PCD and OV segments from €283 million in 2018 to €125 million in 2019 due to a decrease in financial expenses related to loans and overdrafts and the effects of hedging. This was partially offset by an increase in financial expenses in the automotive equipment segment from €164 million in 2018 to €220 million in 2019, mainly due to the impact of IFRS 16.

Net financial expense increased by 87.39 percent from €238 million in 2017 to €446 million in 2018, mainly driven by an increase in financial expenses in the PCD and OV segments from €105 million in 2017 to €283 million in 2018 due to the impact of foreign exchange fluctuations, particularly in Argentina, as well as a decrease in capitalized interest charges.

Income taxes

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Income taxes	€716	€615	€699	101	16.42	(84)	(12.02)

Income taxes increased by 16.42 percent from €615 million in 2018 to €716 million in 2019, mainly driven by the increase in PSA's operating income. The effective tax rate of PSA increased to 16.6 percent in 2019 compared to 15.6 percent in 2018. Current tax liability decreased by €192 million from a tax liability of €1,008 million in 2018 to a tax liability of €816 million in 2019. Deferred taxes assets decreased by €293 million from €393 million in 2018 to €100 million in 2019. This resulted in a net decrease of €101 million in 2019 compared to 2018.

Income taxes decreased by 12.02 percent from €699 million in 2017 to €615 million in 2018, mainly driven by the recognition of deferred tax assets on previously unrecognized tax loss carryforwards concerning the PCD, OV and automotive equipment segments. The effective tax rate of PSA decreased to 15.6 percent in 2018 compared to 24.6 percent in 2017.

Share in net earnings of equity method investments

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Share in net earnings of equity method investments	€(24)	€(44)	€217	20	45.45	(261)	(120.28)

Share in net earnings of equity method investments recorded an improvement of 45.45 percent from a loss of €44 million in 2018 to a loss of €24 million in 2019, with the positive contributions of the financing partnerships with Santander and BNP being partially offset by the negative contributions of the Chinese manufacturing and sales joint ventures, CAPSA, DPCA and DPCS, which continued to be impacted by reduced consumer demand in the Chinese automotive market. The positive contribution of the financing partnership with Santander amounted to €241 million in 2018, compared to €280 million in 2019, and the contribution of the financing partnership with BNP amounted to €106 million in 2018, compared to €76 million in 2019, in each case as a result of an increase in the number of vehicles financed. The contribution of the manufacturing and sales joint ventures with Dongfeng, DPCA and DPCS, amounted to a loss of €234 million in 2018, compared to a loss of €383 million in 2019. CAPSA's contribution recorded a slight improvement from a negative contribution of €68 million in 2018 to a negative contribution of €50 million in 2019. For additional information, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 11.3 (Share in net earnings of equity method investments)" and "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 11.4 (Key financial data of equity method investments)".

Share in net earnings of equity method investments decreased from a positive contribution of €217 million in 2017 to a loss of €44 million in 2018, primarily driven by the negative contribution of the Chinese manufacturing and sales joint ventures, CAPSA, DPCA and DPCS, as a result of reduced consumer demand in the Chinese automotive market, which was partially offset by the positive contributions of the financing partnerships with Santander and BNP. The contributions of the manufacturing and sales joint ventures DPCA and DPCS amounted to a loss of €30 million in 2017, compared to a loss of €234 million in 2018. CAPSA's contribution also amounted to a loss of €24 million in 2017, compared to a loss of €68 million in 2018. These were partially offset by the positive contribution of the financing partnership with Santander, which increased from €201 million in 2017 to €241 million in 2018, and the financing partnership with BNP, which increased from €8 million in 2017 to €106 million in 2018, reflecting the full-year contribution of this partnership in 2018, compared to only two months in 2017. For additional information, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 11.3 (Share in net earnings of equity method investments)" and "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 11.4 (Key financial data of equity method investments)".

Consolidated profit (loss) for the period

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Consolidated profit (loss) for the period	€3,584	€3,295	€2,347	289	8.77	948	40.39

Consolidated profit for the period increased by 8.77 percent from €3,295 million in 2018 to €3,584 million in 2019 as a result of the reasons mentioned above.

Consolidated profit for the period increased by 40.39 percent from €2,347 million in 2017 to €3,295 million in 2018 as a result of the reasons mentioned above.

Results by Segment

PSA reviews changes in revenue and adjusted operating income for the PCD and OV segments with the following operational drivers:

●
Product Mix – generally reflects the overall mix of brands and models sold by PSA during a period, which is driven by PSA's existing vehicle portfolio and the introduction of new models with additional options and new technologies. Product mix also reflects the overall mix of spare parts and used vehicles sold by PSA during a period.

●	Pricing – primarily reflects changes in prices to PSA's customers with respect to PSA's existing vehicle portfolio, excluding new models and net of discounts and other sales incentive programs.

●
Volume – reflects changes in the number of vehicles, including used vehicles and spare parts invoiced by PSA to its customers, primarily dealers. Changes in volume are primarily driven by changes in market conditions, market share and dealer stock levels. Volume is calculated based on world sales, excluding CKDs and vehicles produced and sold by CAPSA and DPCA.

●	Exchange Rate – reflects the impact of exchange rate fluctuations on the change in PSA's revenue and adjusted operating income between two periods.

●	Sales to partners – reflects sales of vehicles produced by PSA to other OEMs and intra-company sales between the PCD and OV segments.

Each such operational driver isolates the impact of the relevant driver on the movement in PSA's revenue and adjusted operating income between two periods, which allows PSA to determine the extent to which PSA's results in a certain period are driven by one driver relative to other relevant drivers.

H1 2020 compared to H1 2019

The following is a discussion of each segment's revenue, adjusted operating income and capital expenditure for the periods ended June 30, 2020 and 2019, and world sales for the PCD and OV segments for the periods ended June 30, 2020 and 2019.

Revenue

The following table sets forth revenue for the PCD, OV, automotive equipment and finance segments for the periods ended June 30, 2020 and 2019. Each segment's revenue is presented before elimination of intra-company operations between the PCD, OV, automotive equipment and finance segments.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
PCD	16,028	23,272	(7,244)	(31.13)
OV	5,426	9,318	(3,892)	(41.77)
Automotive equipment	6,170	8,972	(2,802)	(31.23)
Finance(1)	1,059	1,071	(12)	(1.12)
___________________________________________________________________________________________________________
(1) In accordance with IFRS, BPF's financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented in this prospectus. The net contribution of these equity-accounted investments is included in the line "Share in the net earnings of equity method investments" of PSA's consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information are based on a presentation of a full profit and loss statement of BPF's financing partnerships with Santander and BNP, as if they were consolidated.

Peugeot Citroën DS

Revenue in the PCD segment decreased by 31.13 percent from €23,272 million in H1 2019 to €16,028 million in H1 2020, primarily driven by the decline in the volume of vehicles sold by PCD, due to the COVID-19-related downturn in the European automotive market, in particular in the British, French, Italian and Spanish automotive markets, which had a negative impact of 34.6 percentage points (approximately €8,094 million) on the PCD segment's revenue, and lower sales to partners, which had a negative impact of 1.6 percentage points (approximately €362 million). These were partially offset by the effect of product mix, which had a positive effect of 2.7 percentage points (approximately €631 million) on the PCD segment's revenue as a result of new model launches, including the new Peugeot 208 and Peugeot 2008.

The following table sets forth revenue for the PCD segment for the six months ended June 30, 2020 and 2019 by geographic region.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Region
Europe	14,186	20,754	(6,569)	(31.65)
Middle East and Africa	840	898	(58)	(6.46)
China(1)	63	196	(133)	(67.86)
Latin America	520	980	(460)	(46.94)
India and Asia Pacific(1)	278	296	(18)	(6.08)
Eurasia	141	148	(7)	(4.73)
Total	16,028	23,272	(7,245)	(31.13)
_____________________________________________________________________________________________________________
(1) As of January 1, 2020 PSA reorganized its geographic regions, with China becoming a stand-alone region. Revenue in Southeast Asia, which was previously recorded in the "China and South East Asia" region, is now recorded in the "India and Asia Pacific" region. The revenue recorded for China and India and Asia Pacific is presented on the reorganized basis for the six months ended June 30, 2020 and 2019.

Opel Vauxhall

Revenue in the OV segment decreased by 41.77 percent from €9,318 million in H1 2019 to €5,426 million in H1 2020, primarily driven by the decline in the volume of vehicles sold by OV due to the COVID-19-related downturn in the European automotive market, in particular in the British, French, Italian and Spanish automotive markets, which had a negative impact of 45.7 percentage points (approximately €4,261 million) on the OV segment's revenue, and lower sales to partners, which had a negative impact of 1.5 percentage points (approximately €144 million). These were partially offset by the effect of product mix, which had a positive effect of 4.4 percentage points (approximately €407 million) on the OV segment's revenue as a result of new model launches, including the new Opel Corsa and Opel Grandland X.

The following table sets forth revenue for the OV segment for the six months ended June 30, 2020 and 2019 by geographic region.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Region
Europe	4,858	8,802	(3,944)	(44.81)
Middle East and Africa	252	196	56	28.57
China(1)	4	17	(13)	(76.47)
Latin America	28	61	(33)	(54.10)
India and Asia Pacific(1)	70	98	(28)	(28.57)
Eurasia	14	5	9	180.00
North America	200	139	61	43.88
Total	5,426	9,318	(3,892)	(41.77)
_______________________________________________________________________________________________________________
(1) As of January 1, 2020 PSA reorganized its geographic regions, with China becoming a stand-alone region. Revenue in Southeast Asia, which was previously recorded in the "China and South East Asia" region, is now recorded in the "India and Asia Pacific" region. The revenue recorded for China and India and Asia Pacific is presented on the reorganized basis for the six months ended June 30, 2020 and 2019.

Automotive Equipment

Revenue in the automotive equipment segment decreased by 31.23 percent from €8,972 million in H1 2019 to €6,170 million in H1 2020, despite the consolidation of SAS business into PSA's consolidated financial statements following the acquisition by Faurecia of the remaining 50 percent stake in January 2020 and the contribution of Clarion Electronics for the entire six-month period in H1 2020 compared to only part of the six-month period in H1 2019. This decrease was mainly driven by a decline in demand as a result of the COVID-19 pandemic. Revenue in the clean mobility and interiors business groups each decreased by 30 percent compared to H1 2019 (representing approximately €824 million and €705 million respectively), while revenue in the seating business group decreased by 37.6 percent (representing approximately €1,370 million) and revenue in the Clarion Electronics business group increased by 41 percent compared to H1 2019 (representing approximately €96 million for Clarion Electronics and reflecting the contribution of Clarion Electronics for the entire six-month period in H1 2020 compared to only part of the six-month period in H1 2019). Sales to the automotive equipment segment's four main customers (Volkswagen, Ford, PSA and Renault-Nissan-Mitsubishi) decreased to 57.1 percent of revenue in H1 2020 compared to 60 percent in H1 2019.

The following table sets forth revenue for the automotive equipment segment for the six months ended June 30, 2020 and 2019 by geographic region.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Region
Europe	2,838	4,242	(1,404)	(33.10)
Middle East and Africa	147	249	(102)	(40.96)
China(1)	1,022	1,344	(322)	(23.96)
Latin America	394	733	(339)	(46.25)
India and Asia Pacific(1)	452	377	75	19.89
Eurasia	69	111	(42)	(37.84)
North America	1,248	1,916	(668)	(34.86)

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Total	6,170	8,972	(2,802)	(31.23)
________________________________________________________________________________________________________________
(1) As of January 1, 2020 PSA reorganized its geographic regions, with China becoming a stand-alone region. Revenue in Southeast Asia, which was previously recorded in the "China and South East Asia" region, is now recorded in the "India and Asia Pacific" region. The revenue recorded for China and India and Asia Pacific is presented on the reorganized basis for the six months ended June 30, 2020 and 2019.

Finance

Revenue in the finance segment decreased by 1.12 percent from €1,071 million in H1 2019 to €1,059 million in H1 2020, mainly driven by a decrease in the number of vehicles financed by BPF together with its partners in H1 2020 compared to H1 2019.

The following table sets forth revenue for the finance segment for the six months ended June 30, 2020 and 2019 by geographic region.

			Increase/Decrease
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Region
Europe	1,029	1,024	2	0.20
Middle East and Africa	—	1	(1)	(100.00)
Latin America	29	42	(13)	(30.95)
Eurasia	1	4	(3)	(75.00)
Total	1,059	1,071	(15)	(1.40)

Adjusted operating income (loss)

PSA's main performance indicator with respect to its segments is adjusted operating income (loss). Adjusted operating income (loss) is presented in accordance with IFRS 8, which requires for PSA to present its segment information in line with the indicators used internally by management to measure the performance of PSA's different segments and allocate financial resources between them. Adjusted operating income (loss) is defined as operating income excluding adjustments comprising restructuring costs, impairment of CGUs and other operating income (expense) considered rare or discrete events that are infrequent in nature.

Adjusted operating income (loss) is a non-IFRS measure. PSA believes that this non-IFRS measure is useful because it excludes items that it does not believe are indicative of PSA's ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. PSA also believes that adjusted operating income (loss) is useful for analysts and investors to understand how management assesses PSA's ongoing operating performance on a consistent basis. This and similar measures are widely used in the automotive industry; however, this financial measure may not be comparable to other similarly titled measures of other companies and is not intended to be considered in isolation or as a substitute for measures of financial performance as prepared in accordance with IFRS as adopted by the European Union and in accordance with IFRS as issued by the IASB. PSA compensates for these limitations by relying primarily on the IFRS results and using non-IFRS measures only for supplemental purposes.

The following table sets forth PSA's consolidated profit from continuing operations for the periods ended June 30, 2020 and 2019.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
Consolidated profit from continuing operations	376	2,048	(1,672)	(81.64)

The following table sets forth adjusted operating income (loss) for the PCD, OV, automotive equipment and finance segments for the periods ended June 30, 2020 and 2019.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
PCD	629	1,940	(1,311)	(67.58)
OV	110	717	(607)	(84.66)
Automotive equipment	(159)	634	(793)	(125.08)
Finance (1)	463	513	(50)	(9.75)
(1) In accordance with IFRS, BPF's financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented in this prospectus. The net contribution of these equity-accounted investments is included in the line "Share in the net earnings of equity method investments" of PSA's consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information are based on a presentation of a full profit and loss statement of BPF's financing partnerships with Santander and BNP, as if they were consolidated.

Reconciliation

The following table provides the reconciliation of adjusted operating income (loss) to consolidated profit (loss) from continuing operations.

	Six months ended June 30,
(€ million)	2020	2019
Consolidated profit (loss) from continuing operations	376	2,048
Shares in net earnings of equity method investments	64	48
Income taxes expense	(222)	(325)
Net financial income (expense)	52	(166)
Operating income (loss)	482	2,491
Other operating income (expense)(1)	386	(14)
Impairment of CGUs	(289)	(177)
Restructuring costs	(132)	(656)
Adjusted operating income (loss)	517	3,338
________________________________________________________________________________________________________________
(1) In H1 2020, other operating income (expense) amounted to €386 million and were related primarily to the disposal of CAPSA, which amounted to €204 million and the revaluation of SAS, following Faurecia's acquisition of Continental's 50 percent stake in their joint venture SAS, which amounted to €178 million. In H1 2019, other operating income (expense) amounted to €14 million and related mainly to Faurecia's other expenses.

Peugeot Citroën DS

Adjusted operating income in the PCD segment decreased by 67.58 percent from €1,940 million in H1 2019 to €629 million in H1 2020. This decrease was driven by the negative impact of the COVID-19-related decline in market demand of €1,990 million, the negative impact of foreign exchange fluctuations of €110 million, mainly caused by the weakening of the Argentinian peso and Turkish lira against the euro and the negative impact of a decrease of the PCD segment's market share based on volume of vehicles sold of €41 million. These were partially offset by the positive effect of product mix of €28 million, as a result of new model launches, including the new Peugeot 208 and Peugeot 2008, the positive effect of pricing of €50 million, the positive impact of lower production costs of €202 million and the positive impact of lower selling, administrative and general expenses of €323 million, mainly as a result of lower volumes, due to the temporary suspension of production and demand disruptions, as well as changes in labor arrangements in response to the COVID-19 pandemic and the positive impact of lower research and development costs of €112 million.

Opel Vauxhall

Adjusted operating income in the OV segment decreased by 84.66 percent from €717 million in H1 2019 to €110 million in H1 2020. This decrease was driven by the negative impact of the COVID-19-related decline in market demand of €715 million, the negative impact of the decrease of the OV segment's market share based on volume of vehicles sold of €160 million and the negative effect of pricing of €98 million. These were partially offset by the positive effect of product mix of €159 million, as a result of new model launches, including the new Opel Corsa and Opel Grandland X, the positive impact of lower production costs of €38 million and the positive impact of lower selling, general and administrative expenses of €198 million, mainly as a result of lower volumes, due to the temporary suspension of production and demand disruptions, as well as changes in labor arrangements in response to the COVID-19 pandemic and the positive impact of lower research and development costs of €42 million.

Automotive Equipment

Adjusted operating income in the automotive equipment segment decreased from an income of €634 million in H1 2019 to a loss of €159 million in H1 2020, primarily driven by the negative impact of the decrease in volumes as a result of the COVID-19-related decline in market demand, which amounted to €1,284 million. These were partially offset by the positive impact of lower production costs of €112 million, lower labor costs of €334 million and lower research and development and selling, general and administrative expenses of €90 million, mainly related to lower volumes, due to the temporary suspension of production and demand disruptions, as well as changes in labor arrangements in response to the COVID-19 pandemic.

Finance

Adjusted operating income in the finance segment decreased by 9.75 percent from €513 million in H1 2019 to €463 million in H1 2020, mainly driven by a decrease in the number of vehicles financed by BPF together with its partners in H1 2020 compared to H1 2019.

Capital expenditure

The following table sets forth capital expenditure for the PCD, OV, automotive equipment and finance segments for the six months ended June 30, 2020 and 2019. Capital expenditure is a non-IFRS measure and is the sum of (i) investments in property, plant and equipment and (ii) investments in intangible assets. Capital expenditure does not include sales with a buyback commitment as these sales do not give rise to a cash outflow when reclassifying such vehicles from inventories to tangible assets at the time the vehicles are sold with a buyback commitment. PSA believes that this non-IFRS measure is useful because it shows the cash outflows related to the acquisition of tangible assets and capitalized intangible assets. Its purpose is to show investors the investments in tangible assets and capitalized intangible assets over a certain period of time. Capital expenditure may not be comparable to other similarly titled measures of other companies and is not intended to be considered in isolation or as a substitute for measures of financial performance as prepared in accordance with IFRS as adopted by the European Union and in accordance with IFRS as issued by the IASB. PSA compensates for these limitations by relying primarily on the IFRS results and using non-IFRS measures only for supplemental purposes.

			Increase/(Decrease)
	Six months ended June 30,		H1 2020 vs. H1 2019
(€ million)	2020	2019	Actual	% Change
PCD	1,108	1,527	(419)	(27.44)
OV	100	323	(223)	(69.04)
Automotive equipment	541	605	(64)	(10.58)
Finance(1)	17	17	—	—
________________________________________________________________________________________________________________
(1) In accordance with IFRS, BPF's financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented in this Prospectus. The net contribution of these equity-accounted investments is included in the line "Share in the net earnings of equity method investments" of PSA's consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information are based on a presentation of a full profit and loss statement of BPF's financing partnerships, as if they were consolidated.

Reconciliation

The following table provides the reconciliation of capital expenditure to investments in property, plant and equipment and investments in intangible assets.

	Six months ended June 30,
(€ million)	2020	2019
Investments in property, plant and equipment	(833)	(1,401)
Investments in intangible assets	(925)	(1,063)
Capital expenditure	(1,758)	(2,464)

Peugeot Citroën DS

Capital expenditure in the PCD segment decreased by 27.44 percent from €1,527 million in H1 2019 to €1,108 million in H1 2020, mainly driven by cost-cutting initiatives in response to the COVID-19 pandemic in all of the PCD segment's operating regions.

Opel Vauxhall

Capital expenditure in the OV segment decreased by 69.04 percent from €323 million in H1 2019 to €100 million in H1 2020, mainly driven by cost-cutting initiatives in response to the COVID-19 pandemic in Europe.

Automotive Equipment

Capital expenditure in the automotive equipment segment decreased by 10.58 percent from €605 million in H1 2019 to €541 million in H1 2020, mainly driven by the deferral of investments in response to the COVID-19 pandemic in all of the automotive equipment segment's operating regions.

Finance

Capital expenditure in the finance segment remained stable, amounting to €17 million in H1 2020 and H1 2019.

World Sales

Peugeot Citroën DS

The following tables set forth world sales by brand and geographical region for the PCD segment for the periods ended June 30, 2020 and 2019. For a definition of world sales, refer to "—Financial Information—Key Performance Indicator—World Sales".

Brand	H1 2020 volume(1)%		H1 2019 volume(1)%		H1 2020 vs H1 2019 % change
Peugeot	445,221	43.09	767,062	40.31	(41.96)
Citroën	303,101	29.33	536,034	28.17	(43.45)
DS	18,813	1.82	32,217	1.69	(41.61)
PCD Total	767,135	74.24	1,335,313	70.17	(42.55)
PSA Total	1,033,253	100	1,902,962	100	(45.70)
________________________________________________________________________________________________________________
(1) Including CKD kits.

Region	H1 2020 volume(1)%		H1 2019 volume(1)%		H1 2020 vs H1 2019 % change
Europe	637,673	61.72	1,124,041	59.07	(43.27)
Middle East and Africa	52,904	5.12	58,620	3.08	(9.75)
China	22,412	2.17	59,534	3.13	(62.35)
Latin America	36,801	3.56	68,831	3.62	(46.53)
India and Asia Pacific	11,798	1.14	18,058	0.95	(34.67)

Eurasia	5,547	0.54	6,229	0.33	(10.95)
PCD Total	767,135	74.24	1,335,313	70.17	(42.55)
PSA Total	1,033,253	100	1,902,962	100	(45.70)
________________________________________________________________________________________________________________
(1) Including CKD kits.

World sales in the PCD segment decreased by 42.55 percent from 1,335,313 vehicles in H1 2019 to 767,135 vehicles in H1 2020, mainly driven by the decrease in demand for vehicles across the regions in which PSA operates as a result of the COVID-19 pandemic.

Opel Vauxhall

The following tables set forth world sales of the OV segment, including a breakdown by geographical region for the periods ended June 30, 2020 and 2019. For a definition of world sales, refer to "—Financial Information—Key Performance Indicator—World Sales".

Brand	H1 2020 volume(1)%		H1 2019 volume(1)%		H1 2020 vs H1 2019 % change
OV	266,118	25.76	567,649	29.83	(53.12)
PSA Total	1,033,253	100	1,902,962	100	(45.70)

________________________________________________________________________________________________________________
(1) Including CKD kits.

Region	H1 2020 volume(1)%		H1 2019 volume(1)%		H1 2020 vs H1 2019 % change
Europe	246,851	23.89	554,085	29.12	(55.45)
Middle East and Africa	18,381	1.78	12,663	0.67	(45.16)
Latin America	353	0.03	505	0.03	(30.10)
India and Asia Pacific	66	0.01	221	0.01	(70.14)
Eurasia	467	0.05	175	0.01	166.86
OV Total	266,118	25.76	567,649	29.83	(53.12)
PSA Total	1,033,253	100	1,902,962	100	(45.70)
________________________________________________________________________________________________________________
(1) Including CKD kits.

World sales in the OV segment decreased by 53.12 percent from 567,649 vehicles in H1 2019 to 266,118 vehicles in H1 2020, mainly driven by the decrease in demand for vehicles as a result of the COVID-19 pandemic.

2019 compared to 2018, and 2018 compared to 2017

The following is a discussion of each segment's revenue, adjusted operating income and capital expenditure for the fiscal years ended December 31, 2019, 2018 and 2017, and world sales for the PCD and OV segments for the fiscal years ended December 31, 2019, 2018 and 2017.Revenue

The following table sets forth revenue for the PCD, OV, automotive equipment and finance segments for the fiscal years ended December 31, 2019, 2018 and 2017. Each segment's revenue is presented before elimination of intra-company operations between the PCD, OV, automotive equipment and finance segments.

					Increase/(Decrease)
	Years ended December 31,				2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017		Actual	% Change	Actual	% Change
PCD	46,096	43,027	40,735		3,069	7.13	2,292	5.63
OV	17,368	18,306	7,238	(1)	(938)	(5.12)	11,068	152.92
Automotive equipment	17,768	17,525	16,962		243	1.39	563	3.32
Finance(2)	2,163	1,989	1,476	(3)	174	8.75	513	34.76
___________________________________________________________________________________________________________
(1) The PSA consolidated financial statements for the fiscal year ended December 31, 2017 reflect the results of the OV segment for the five-month period commencing August 1, 2017 following the OV Acquisition, rather than the full-year period.
(2) In accordance with IFRS, BPF's financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented in this Prospectus. The net contribution of these equity-accounted investments is included in the line "Share in the net earnings of equity method investments" of PSA's consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and accordingly the segment information, are based on a presentation of a full profit and loss statement of BPF's financing partnerships, as if they were consolidated.
(3) The PSA consolidated financial statements for the fiscal year ended December 31, 2017 account for the results of the OV finance operations for the two-month period commencing November 1, 2017 following their acquisition, rather than the full-year period.

Peugeot Citroën DS

Revenue in the PCD segment increased by 7.13 percent from €43,027 million in 2018 to €46,096 million in 2019. This increase was due to the effect of product mix, which had a positive impact of 5.4 percentage points on the PCD segment revenue, the effect of pricing across PCD models and brands, which had a positive impact of 1.7 percentage points (approximately €747 million) and increased sales to partners, which had a positive impact of 1.9 percentage points (approximately €820 million). These were partially offset by a decrease in the volume of vehicles sold by PCD, which had a negative impact of 1.2 percentage points (approximately €502 million) and exchange rate fluctuations, mainly related to the weakening of the Argentinian peso and the Turkish lira against the euro, which had a negative impact of 0.7 percentage points (approximately €321 million).

Revenue in the PCD segment increased by 5.63 percent from €40,735 million in 2017 to €43,027 million in 2018. This increase was due to the effect of product mix, which had a positive impact of 4.0 percentage points (approximately €1,644 million) on the PCD segment revenue, the effect of pricing across PCD models and brands, which had a positive impact of 1.3 percentage points (approximately €515 million), an increase in the volume of vehicles sold by PCD, which had a positive impact of 1.2 percentage points (approximately €490 million), mainly driven by PCD's market share improvements in Europe, and an increase in sales to partners, which had a positive impact of 1.7 percentage points (approximately €674 million). These were partially offset by exchange rate fluctuations, mainly related to the weakening of the Argentinian peso against the euro, which had a negative impact of 2.7 percentage points (approximately €1,104 million).

The following table sets forth revenue for the PCD segment for the fiscal years ended December 31, 2019, 2017 and 2018 by geographic region.

				Increase/(Decrease)
	Years ended December 31,			2019 vs 2018		2018 vs 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Region
Europe	40,881	37,610	34,337	3,271	8.70	3,273	9.53
Middle East and Africa	2,031	1,829	2,140	202	11.04	(311)	(14.53)
China & ASEAN	359	458	544	(99)	(21.62)	(86)	(15.81)
Latin America	1,870	2,266	2,947	(396)	(17.48)	(681)	(23.11)
India-Pacific	595	540	506	55	10.19	34	6.72
Eurasia	360	324	261	36	11.11	63	24.14
North America
Total	46,096	43,027	40,735	3,069	7.13	2,292	5.63

Opel Vauxhall

Revenue in the OV segment decreased by 5.12 percent from €18,306 million in 2018 to €17,368 million in 2019. This decrease was driven by a decrease in the volume of vehicles sold in the OV segment, which had a negative impact on the OV segment revenue of 5.6 percentage points (approximately €1,017 million), the effect of pricing across OV models and brands, which had a negative impact of 0.3 percentage points (approximately €53 million) and a decrease in sales to partners, which had a negative impact of 0.7 percentage points (approximately €132 million). These were partially offset by the effect of product mix, which had a positive impact of 1.2 percentage points (approximately €222 million).

Revenue in the OV segment increased from €7,238 million in 2017 to €18,306 million in 2018. This increase primarily reflects the inclusion in the PSA Consolidated Financial Statements of the full-year contribution of the OV segment in 2018, compared to its five-month contribution in 2017.

The following table sets forth revenue for the OV segment for the fiscal years ended December 31, 2019, 2017 and 2018 by geographic region.

				Increase/(Decrease)
	Years ended December 31,			2019 vs 2018		2018 vs 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Region
Europe	16,254	16,795	6,530	(541)	(3.22)	10,265	157.20
Middle East and Africa	503	516	345	(13)	(2.52)	171	49.57
China & ASEAN	17	52	8	(35)	(67.31)	44	550.00
Latin America	123	162	63	(39)	(24.07)	99	157.14
India-Pacific(1)	203	326	134	(123)	(37.73)	192	143.28
Eurasia	11	7	6	4	57.14	1	16.67
North America	257	448	152	(191)	(42.63)	296	194.74
Total	17,368	18,306	7,238	(938)	(5.12)	11,068	152.92

Automotive Equipment

Revenue in the automotive equipment segment increased slightly by 1.39 percent from €17,525 million in 2018 to €17,768 million in 2019, reflecting the contribution of the Clarion business after its acquisition in April 2019, which amounted to €771 million. The clean mobility and interiors business groups remained stable in 2019, recording slight increases of 0.83 percent (approximately €39 million) and 0.14 percent (approximately €8 million), respectively, which reflected stable results across all regions. This was partially offset by a decline of 6.25 percent in the seating business group due to the termination of production of certain programs in the second half on 2019 (approximately €465 million). Sales to the automotive equipment segment's four main customers (Volkswagen, Ford, PSA and Renault-Nissan-Mitsubishi) remained relatively stable, accounting for 60.00 percent of revenue in 2019 compared to 61.28 percent in 2018.

Revenue in the automotive equipment segment increased by 3.32 percent from €16,962 million in 2017 to €17,525 million in 2018. This increase was primarily driven by the success of certain of PSA's models in Europe. In addition, revenue in the seating business group increased by 4.33 percent (approximately €309 million), mainly as a result of a new agreement with Volkswagen to supply seating components for a new vehicle at its assembly plant in Slovakia and the contribution of two of Faurecia's joint ventures: Faurecia (Liuzhou) Automotive Seating Co., Ltd with Liuzhuo Wuling Automotive Industry Co., Ltd, which was established in July 2017 and focuses on developing and manufacturing automotive seating products and Shenzen Faurecia Automotive Parts Co., Ltd with BYD Automotive Industry Co., Ltd, which was established in October 2017 and develops and manufactures seating solutions for BYD-affiliated OEMs. The interiors and clean mobility business groups recorded slight increases of 1.94 percent (approximately €104 million) and 3.35 percent (€150 million), respectively, compared to 2017, which were partially driven by higher sales to FCA as a result of the launch of its new models in the United States. Sales to the automotive equipment segment's four main customers (Volkswagen, Ford, PSA and Renault-Nissan-Mitsubishi) remained relatively stable, accounting for 61.28 percent of revenue in 2018 compared to 63.75 percent in 2017.

The following table sets forth revenue for the automotive equipment segment for the fiscal years ended December 31, 2019, 2017 and 2018 by geographic region.

				Increase/(Decrease)
	Years ended December 31,			2019 vs 2018		2018 vs 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Region
Europe	8,050	8,359	8,028	(309)	(3.70)	331	4.12
Middle East and Africa	497	456	493	41	8.99	(37)	(7.51)
China & ASEAN	2,859	2,644	2,339	215	8.13	305	13.04
Latin America	1,435	1,475	1,540	(40)	(2.71)	(65)	(4.22)
India-Pacific(1)	907	613	601	294	47.96	12	2.00
Eurasia	234	233	205	1	0.43	28	13.66
North America	3,786	3,745	3,756	41	1.09	(11)	(0.29)
Total	17,768	17,525	16,962	243	1.39	563	3.32

Finance

Revenue in the finance segment increased by 8.75 percent from €1,989 million in 2018 to €2,163 million in 2019. This was primarily driven by an increase of 5.70 percent in the number of vehicles financed by BPF together with its partners in 2019 compared to 2018.

Revenue in the finance segment increased by 34.76 percent from €1,476 million in 2017 to €1,989 million in 2018. This was primarily driven by an increase of 27.10 percent in the number of vehicles financed by BPF together with its partners in 2018 compared to 2017 and the full-year contribution of the OV finance business in 2018, compared to two months in 2017.

The following table sets forth revenue for the finance segment for the fiscal years ended December 31, 2019, 2017 and 2018 by geographic region.

				Increase/Decrease
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Region

Europe	2,074	1,885	1,312	189	10.03	573	43.67
Middle East and Africa	2	2	1	—	0.00	1	100.00
Latin America	81	94	151	13	(13.83)	57	(37.75)
Eurasia	6	8	12	2	(25.00)	4	(33.33)
Total	2,163	1,989	1,476	174	8.75	513	34.76

Adjusted operating income (loss)

For the definition and a detailed discussion of adjusted operating income (loss), refer to the section entitled "—Results by Segment—H1 2020 compared to H1 2019—Adjusted operating income (loss)".

The following table sets forth PSA's consolidated profit (loss) from continuing operations for the fiscal years ended December 31, 2019, 2018 and 2017.

				Increase/(Decrease)
	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017	Actual	% Change	Actual	% Change
Consolidated profit from continuing operations	€3,584	€3,295	€2,354	289	8.77	941	39.97

The following table sets forth adjusted operating income (loss) for the PCD, OV, automotive equipment and finance segments for the fiscal years ended December 31, 2019, 2018 and 2017.

					Increase/(Decrease)
	Years ended December 31,				2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017		Actual	% Change	Actual	% Change
PCD	3,923	3,617	2,966		306	8.46	651	21.95
OV	1,121	859	(179	)(1)	262	30.50	1,038	579.89
Automotive equipment	1,227	1,263	1,156		(36)	(2.85)	107	9.26
Finance(2)	1,012	939	632	(3)	73	7.77	307	48.58
___________________________________________________________________________________________________________
(1) The PSA consolidated financial statements for the fiscal year ended December 31, 2017 reflect the results of the OV segment for the five-month period commencing August 1, 2017 following the OV Acquisition, rather than the full-year period.
(2) In accordance with IFRS, BPF's financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented in this Prospectus. The net contribution of these equity-accounted investments is included in the line "Share in the net earnings of equity method investments" of PSA's consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information, are based on a presentation of a full profit and loss statement of BPF's financing partnerships with Santander and BNP, as if they were consolidated.
(3) The PSA consolidated financial statements for the fiscal year ended December 31, 2017 account for the results of the OV finance operations for the two-month period commencing November 1, 2017 following their acquisition, rather than the full-year period.

Reconciliation

The following table provides the reconciliation of adjusted operating income (loss) to consolidated profit (loss) from continuing operations.

	Years ended December 31,
(€ million)	2019	2018	2017
Consolidated profit (loss) from continuing operations	€3,584	€3,295	€2,354
Shares in net earnings of equity method investments	(24)	(44)	217
Income taxes expense	(716)	(615)	(699)
Net financial income (expense)	(344)	(446)	(238)
Operating income (loss)	4,668	4,400	3,074
Other operating income (expense)(1)	158	61	143

Impairment of CGUs	(283)	(299)	(96)
Restructuring costs	(1,531)	(1,051)	(951)
Adjusted operating income (loss)	€6,324	€5,689	€3,978
___________________________________________________________________________________________________________
(1) In 2019, Other operating income (expense) relates mainly to disposals of equity investments which amounted to €119 million. In 2018, Other operating income (expense) relates mainly to sales of property, which amounted to €311 million in 2018, partially offset by provisions for risk and onerous contracts. In 2017, Other operating income (expense) relates mainly to sales of property.

Peugeot Citroën DS

Adjusted operating income in the PCD segment increased by 8.46 percent from €3,617 million in 2018 to €3,923 million in 2019. This increase was primarily driven by the positive effect of product mix of €607 million, the positive effect of pricing across PCD models and brands of €261 million, as well as the positive impact of lower production and fixed costs of €126 million, which mainly reflected synergies achieved by PSA as a result of the OV Acquisition and costs-cutting initiatives across the business. These were partially offset by the negative impact of foreign exchange fluctuations of €351 million, mainly caused by the weakening of the Argentinian peso and Turkish lira against the euro, the negative impact of increased raw materials and wage costs of €108 million, the negative impact of a decrease of the PCD segment's market share based on volume of vehicles sold of €82 million, as well as the negative impact of the overall market decrease of €42 million and higher research and development costs of €170 million.

Adjusted operating income in the PCD segment increased by 21.95 percent from €2,966 million in 2017 to €3,617 million in 2018. This increase was primarily driven by the positive effect of product mix of €536 million, the positive effect of pricing across PCD models and brands of €328 million, as well as the positive impact of lower production and fixed costs of €588 million, mainly reflecting synergies achieved by PSA as a result of the OV Acquisition and cost-cutting initiatives across the business. These were partially offset by the negative impact of foreign exchange fluctuations of €466 million, mainly due to the weakening of the Argentinian peso against the euro, higher raw materials and wage costs, which had a negative impact of €279 million and higher research and development costs, which had a negative impact of €63 million.

Opel Vauxhall

Adjusted operating income in the OV segment increased by 30.50 percent from €859 million in 2018 to €1,121 million in 2019, primarily driven by the positive effect of product mix of €208 million, as well as the positive impact of lower production and fixed costs of €413 million, which mainly reflected the synergies achieved by PSA as a result of the OV Acquisition and costs-cutting initiatives across the business. These were partially offset by the negative impact of a decrease in the OV segment's market share based on volume of vehicles sold of €185 million and the negative effect of pricing across OV models and brands of €160 million.

Adjusted operating income in the OV segment increased from a loss of €179 million in 2017 to income of €859 million in 2018. Growth in the OV segment primarily reflected the inclusion in the PSA Consolidated Financial Statements of the full-year contribution of the OV segment in 2018, compared to its five-month contribution in 2017, and increased profitability in the OV segment as a result of the cost-cutting initiatives implemented by PSA following the OV Acquisition.

Automotive Equipment

Adjusted operating income in the automotive equipment segment decreased by 2.85 percent from €1,263 million in 2018 to €1,227 million in 2019, mainly driven by an increase in the amortization of intangible assets acquired in business combinations, which increased from €10.9 million in 2018 to €56.4 million in 2019, as a result of the acquisition of Clarion in April 2019 and to a lesser extent the acquisition of Parrot Automotive in October 2018.

Adjusted operating income in the automotive equipment segment increased by 9.26 percent from €1,156 million in 2017 to €1,263 million in 2018, driven by operating margin improvements across all business groups, primarily in Europe and North America.

Finance

Adjusted operating income in the finance segment increased by 7.77 percent from €939 million in 2018 to €1,012 million in 2019. This was driven by the overall growth of the activity of BPF's partnerships with Santander and BNP.

Adjusted operating income in the finance segment increased by 48.58 percent from €632 million in 2017 to €939 million in 2018. This was primarily driven by the full-year contribution of the OV finance business in 2018, compared to two months in 2017.

Capital expenditure

The following table sets forth capital expenditure for the PCD, OV, automotive equipment and finance segments for the fiscal years ended December 31, 2019, 2018 and 2017. For the definition of capital expenditure, refer to the section entitled "—Results by Segment—H1 2020 compared to H1 2019—Capital expenditure".

					Increase/(Decrease)
	Years ended December 31,				2019 vs. 2018		2018 vs. 2017
(€ million)	2019	2018	2017		Actual	% Change	Actual	% Change
PCD	3,012	2,746	2,717		266	9.69	29	1.07
OV	506	541	169	(1)	(35)	(6.47)	372	220.12
Automotive equipment	1,367	1,269	1,217		98	7.72	52	4.27
Finance(2)	48	40	30	(3)	8	20.00	10	33.33
___________________________________________________________________________________________________________
(1) The PSA consolidated financial statements for the fiscal year ended December 31, 2017 reflect the capital expenditure of the OV segment for the five-month period commencing August 1, 2017 following the OV Acquisition, rather than the full-year period.
(2) In accordance with IFRS, BPF's financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented in this Prospectus. The net contribution of these equity-accounted investments is included in the line "Share in the net earnings of equity method investments" of PSA's consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 "Operating Segments" requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information, are based on a presentation of a full profit and loss statement of BPF's financing partnerships, as if they were consolidated.
(3) The PSA consolidated financial statements for the fiscal year ended December 31, 2017 account for the capital expenditure of the OV finance operations for the two-month period commencing November 1, 2017 following their acquisition, rather than the full-year period.

Reconciliation

The following table provides the reconciliation of capital expenditure to investments in property, plant and equipment and investments in intangible assets.

	Years ended December 31,
(€ million)	2019	2018	2017(1)
Investments in property, plant and equipment	(2,765)	(2,510)	(2,351)
Investments in intangible assets	(2,146)	(2,061)	(1,947)
Capital expenditure	€(4,911)	€(4,571)	€(4,298)
(1) The figures in the 2017 column have been restated due to first time application of IFRS 15.

Peugeot Citroën DS

Capital expenditure in the PCD segment increased by 9.69 percent from €2,746 million in 2018 to €3,012 million in 2019, driven by increased investment in fixed assets in Europe, Russia and India.

Capital expenditure in the PCD segment increased by 1.07 percent from €2,717 million in 2017 to €2,746 million in 2018, driven by increased investment in fixed assets in Europe and the construction of a new production plant in Kenitra, Morocco.

Opel Vauxhall

Capital expenditure in the OV segment decreased by 6.47 percent from €541 million in 2018 to €506 million in 2019, primarily driven by decreased investment in fixed assets in Europe.

Capital expenditure in the OV segment increased from €169 million in 2017 to €541 million in 2018, mainly reflecting the capital expenditure related to the OV segment for the full-year in 2018, compared to the five-month period in 2017. The increase in the OV segment's capital expenditure was also driven by investment in fixed assets in Europe.

Automotive Equipment

Capital expenditure in the automotive equipment segment increased by 7.72 percent from €1,269 million in 2018 to €1,367 million in 2019, mainly driven by program development activities with respect to commercial vehicles, high performance engines, technologies related to zero emissions vehicles and cockpit development. In addition, in 2019, the automotive equipment segment's capital expenditure reflected capital expenditure related to the Clarion business group following its acquisition in April 2019.

Capital expenditure in the automotive equipment segment increased by 4.27 percent from €1,217 million in 2017 to €1,269 million in 2018, mainly driven by program development activities with respect to commercial vehicles, high performance engines, technologies related to zero emissions vehicles and cockpit development.

Finance

Capital expenditure in the finance segment increased by 20.00 percent from €40 million in 2018 to €48 million in 2019.

Capital expenditure in the finance segment increased by 33.33 percent from €30 million in 2017 to €40 million in 2018, mainly reflecting capital expenditure related to the OV finance business with respect to the full-year period in 2018, compared to the two-month period in 2017.

World Sales

Peugeot Citroën DS

The following tables set forth world sales by brand and geographical region for the PCD segment for the fiscal years ended December 31, 2019, 2018 and 2017. For a definition of world sales, refer to "—Key Performance Indicator—World Sales".

Brand	2019 volume(1)%		2018 volume(1)%			2017 volume(1)%			2019 vs. 2018 % change	2018 vs. 2017 % change
Peugeot	1,453,823	41.79	1,740,214		44.88	2,119,845		58.36	(16.46)	(17.91)
Citroën	989,853	28.45	1,046,229		26.98	1,055,676		29.06	(5.39)	(0.89)
DS	61,989	1.78	53,265		1.37	52,860		1.46	16.38	0.77
PCD Total	2,505,665	72.02	2,839,708		73.23	3,228,381		88.88	(11.76)	(12.04)
PSA Total	3,479,096	100	3,877,765	(2)	100	3,632,314	(3)	100	(10.28)	6.76
___________________________________________________________________________________________________________
(1) Including CKD kits.
(2) Including approximately 144,000 vehicles sold in 2018 in Iran by Iran Khodro and IKAP, of which 141,000 were sold under a Peugeot license. In compliance with the United States' withdrawal decision from the JCPOA, PSA wound down its activities in the Iranian automotive sector by August 6, 2018.
(3) Including approximately 444,000 vehicles sold in 2017 in Iran by Iran Khodro and IKAP, of which 443,000 were sold under a Peugeot license.

Region	2019 volume(1)%		2018 volume(1)%			2017 volume(1)%			2019 vs. 2018 % change	2018 vs. 2017 % change
Europe	2,083,415	59.88	2,101,963		54.21	2,002,262		55.12	(0.88)	4.98
Middle East and Africa	129,074	3.71	260,009		6.71	592,018		16.30	(50.36)	(56.08)
China & ASEAN	116,836	3.36	262,002		6.76	387,007		10.65	(55.41)	(32.30)
Latin America	134,645	3.87	174,147		4.49	206,133		5.67	(22.68)	(15.52)
India-Pacific	26,639	0.77	26,479		0.68	26,053		0.72	0.60	1.64
Eurasia	15,063	0.43	15,108		0.39	14,908		0.41	(0.30)	1.34
PCD Total	2,505,665	72.02	2,839,708		73.23	3,228,381		88.88	(11.76)	(12.04)
PSA Total	3,479,096	100	3,877,765	(2)	100	3,632,314	(3)	100	(10.28)	6.76
___________________________________________________________________________________________________________
(1) Including CKD kits.
(2) Including approximately 144,000 vehicles sold in 2018 in Iran by Iran Khodro and IKAP, of which 141,000 were sold under a Peugeot license.
(3) Including approximately 444,000 vehicles sold in 2017 in Iran by Iran Khodro and IKAP, of which 443,000 were sold under a Peugeot license.

World sales in the PCD segment decreased by 11.76 percent from 2,839,708 vehicles in 2018 to 2,505,665 vehicles in 2019, mainly driven by a decrease in world sales in the Middle East and Africa and China & ASEAN.

World sales in the PCD segment decreased by 12.04 percent from 3,228,381 vehicles in 2017 to 2,839,708 vehicles in 2018, mainly driven by a decrease in world sales in the Middle East and Africa and China & ASEAN, which was partially offset by an increase in world sales in Europe.

Opel Vauxhall

The following tables set forth world sales of the OV segment, including a breakdown by geographical region for the fiscal years ended December 31, 2019, 2018 and 2017. For a definition of world sales, refer to "—Key Performance Indicator—World Sales".

Brand	2019 volume(1)%		2018 volume(1)%		2017 volume(1)%		2019 vs. 2018 % change	2018 vs. 2017 % change
OV	973,431	27.98	1,038,057	26.77	403,933	11.12	(6.23)	156.99
PSA Total	3,479,096	100	3,877,765	100	3,632,314	100	(10.28)	6.76
___________________________________________________________________________________________________________
(1) Including CKD kits.

Region	2019 volume(1)%		2018 volume(1)%		2017 volume(1)%			2019 vs. 2018 % change	2018 vs. 2017 % change
Europe	936,321	26.91	1,004,197	25.90	376,380		10.36	(6.76)	166.80
Middle East and Africa	35,192	1.01	31,989	0.82	26,809	(1)	0.74	10.01	19.32
China & ASEAN	248	0.10	581	0.01	295		0.01	(57.31)	96.95
Latin America	1,094	0.03	1,110	0.03	142		—	(1.44)	681.69
India-Pacific	—	—	—	—	26,053		0.72	—	(100)
Eurasia	576	0.02	180	—	307		0.01	220	(41.37)
OV Total	973,431	27.98	1,038,057	26.77	403,933		11.12	(6.23)	156.99
PSA Total	3,479,096	100	3,877,765	100	3,632,314		100	(10.28)	6.76

___________________________________________________________________________________________________________
(1) Including CKD kits.

World sales in the OV segment decreased in 2019 by 6.23 percent from 1,038,057 vehicles in 2018 to 973,431 vehicles in 2019, mainly driven by a decrease in world sales in Europe, which was partially offset by an increase in world sales in the Middle East and Africa.

World sales in the OV segment increased in 2018 from 403,933 vehicles in 2017 to 1,038,057 vehicles in 2018. This increase primarily reflected the full-year contribution of the OV segment in 2018, compared to its five-month contribution in 2017.

Liquidity and Capital Resources

Overview

PSA relies on a diversified financing strategy and a conservative liquidity policy in order to meet its general financing needs. PSA's liquidity requirements arise primarily from the need to fund general working capital and operational requirements, service its debt, make dividend payments and fund capital expenditure related to new product and services development, manufacturing efficiency, improved capacity and compliance with regulatory and environmental requirements. PSA's liquidity sources are cash holdings, cash generated from operations, proceeds from bonds issuances under its EMTN program, bank borrowings in France and abroad, sales of receivables, available borrowings under confirmed lines of credit and, if necessary, issuances of convertible bonds or other debt instruments. PSA may also raise funds through capital increases.

As of June 30, 2020, PSA's cash and cash equivalents, which mainly include money mutual funds, bank deposits, money market notes and commercial paper totaled €15,786 million and PSA had €6,600 million available in undrawn lines of credit. As of December 31, 2019, PSA's cash and cash equivalents totaled €17,833 million and PSA had €4,200 million available in undrawn lines of credit. As of June 30, 2020 and December 31, 2019, cash and cash equivalents were primarily held in euro.

PSA uses multiple sources of short-term financing and overdraft facilities, which as of June 30, 2020 included €634 million of commercial paper (€391 million as of December 31, 2019), €368 million of short-term loans (€512 million as of December 31, 2019), €267 million of bank overdrafts (€250 million as of December 31, 2019), €29 million of payments issued but not yet debited from bank accounts (€26 million as of December 31, 2019) and €1 million of factoring liabilities on assets that have not been derecognized (€43 million as of December 31, 2019).

The PCD, OV and automotive equipment segments meet part of their funding needs by selling receivables to financial institutions. The financing of receivables by the PCD and OV segments' dealers with BPF's financing partnerships with Santander and BNP amounted to €6,648 million in H1 2020 (compared to €7,854 million for H1 2019) and €8,383 million for the fiscal year ended December 31, 2019 (compared to €7,748 million for the fiscal year ended December 31, 2018). Receivables financed by other third-party financial institutions amounted to €2,842 million, of which €174 million were sold but not derecognized, in H1 2020 (compared to €3,705 million, of which €249 million were sold but not derecognized, in H1 2019) and to €3,284 million, of which €213 million were sold but not derecognized, for the fiscal year ended December 31, 2019 (compared to €3,174 million, of which €239 million were sold but not derecognized, for the fiscal year ended December 31, 2018). Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 6.2 (Trade receivables)" for the criteria used to derecognize receivables.

PSA believes that cash provided by operating activities, available borrowings under its debt arrangements and funds currently available are sufficient for PSA's present requirements and will enable PSA to meet its obligations and fund its businesses including working capital needs, as well as fulfill its obligations to repay its debt in the ordinary course of business.

PSA's capital expenditure mainly corresponds to the introduction of new products, enhancement of manufacturing efficiency, improvement of capacity, maintenance of existing facilities and the purchases of property, plant and equipment. PSA's capital expenditure with respect to the development of new products in Europe amounted to approximately €483 million and €1,399 million in H1 2020 and fiscal year 2019, respectively. PSA's capital expenditure with respect to the enhancement of manufacturing efficiency, improvement of capacity and maintenance of existing facilities in Europe amounted to approximately €90 million and €211 million in H1 2020 and fiscal year 2019, respectively. PSA's capital expenditure with respect to the development of new products and the enhancement of manufacturing efficiency, improvement of capacity and maintenance of existing facilities outside of Europe amounted to approximately €103 million and €251 million in H1 2020 and fiscal year 2019, respectively. Please refer to Note 8.2 to the PSA Consolidated Financial Statements for details on PSA's property, plant and equipment.

As of June 30, 2020, PSA's capital expenditure commitments included capital commitments primarily related to the acquisition of non-current assets in the amount of €1,436 million (€1,405 million as of December 31, 2019) and non-cancellable lease commitments (for leases that are not reflected on the statement of financial position under IFRS 16) in the amount of €135 million (€301 million as of December 31, 2019). PSA plans to fund its capital expenditures with cash generated from operating activities, as well as with available borrowings under its credit lines.

PSA's available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection payment cycles as well as to changes in foreign exchange conversion rates. PSA's liquidity resources are also subject to change as market and general economic conditions evolve. Decreases in liquidity could result from lower than expected cash flows from operations, including decreases caused by weaker demand or lower selling prices for PSA's products, or higher production costs. PSA's liquidity could also be impacted by any limitations on the availability of its existing debt as a result of financing covenants and its ability to refinance existing debt or raise additional debt as well as the terms of such debt.

In response to the COVID-19 pandemic, PSA took several actions during the six months ended June 30, 2020 in order to secure its liquidity and financial position. In April 2020, PSA signed a new €3,000 million syndicated line of credit, which was undrawn as of the date of this prospectus, and in May 2020, PSA issued €1,000 million of 2.75 percent notes due 2026 under its EMTN program. In addition, in April 2020, Faurecia and its lenders agreed to an additional €800 million syndicated loan which was fully drawn as of April 2020 and subsequently refinanced with the proceeds from Faurecia's issuance in July 2020 of €300 million of 2.625 percent notes due 2025 and €700 million of 3.75 percent notes due 2028. Further, PSA took measures to reduce its cash outflow by delaying non-core expenses and significantly reducing general and administrative expenses and marketing costs. The ongoing COVID-19 pandemic and associated governmental responses have had and may continue to have an adverse effect on PSA's liquidity. For additional information on risks related to the COVID-19 pandemic, refer to "Risk Factors—―Risks Related to the Combined Group's Business, Strategy and Operations—Business interruptions resulting from the coronavirus (COVID-19) pandemic could continue to cause disruption to the manufacture and sale of the Combined Group's products and the provision of its services and adversely impact its business. ".

Any actual or perceived limitations on PSA's liquidity may limit the ability or willingness of its counterparties, including dealers, consumers, suppliers, lenders and financial services providers, to do business with PSA. PSA's liquidity levels are subject to a number of risks and uncertainties, including those described in the section entitled "Risk Factors".

PSA's subsidiaries are subject to applicable legal and regulatory restrictions in connection to any transfer of funds, as stipulated by, among others, governmental bodies or tax regulations in the countries in which PSA operates. PSA's subsidiaries are subject to additional restrictions as a result of finance agreement covenants, but these and other restrictions described above have not had a material impact on PSA's ability to meet its ongoing obligations.

Cash Flows for H1 2020 and H1 2019

The following table summarizes PSA's cash flows from operating, investing and financing activities of continuing operations for the periods ended June 30, 2020 and 2019.

	Period ended June 30,
(€ million)	2020	2019
Net cash from (used in) operating activities of continuing operations	(2,740)	4,997
Net cash from (used in) investing activities of continuing operations	(1,913)	(3,365)
Net cash from (used in) financing activities of continuing operations	2,838	(559)

H1 2020 compared to H1 2019

Net cash from (used in) operating activities of continuing operations

In H1 2020, PSA recorded net cash used in operating activities of continuing operations of €2,740 million, compared to net cash from operating activities of continuing operations of €4,997 million in H1 2019. This was mainly driven by a decrease in consolidated profit from continuing operations to €376 million in H1 2020 from €2,048 million in H1 2019, a decrease in the contribution of change in carrying amount of leased vehicles to a negative contribution of €93 million in H1 2020 from a positive contribution of €424 million in H1 2019 and a decrease in the contribution of changes in working capital to a negative contribution of €4,343 million in H1 2020 from a positive contribution of €575 million in H1 2019, mainly reflecting a decrease in trade payables of €4,502 million in H1 2020 compared to an increase in trade payables of €958 million in H1 2019, which was partially offset by a lower increase in trade receivables of €73 million in H1 2020, compared to an increase in trade receivables of €895 million in H1 2019.

Net cash from (used in) investing activities of continuing operations

Net cash used in investing activities of continuing operations decreased by 43.15 percent from €3,365 million in H1 2019 to €1,913 million in H1 2020, primarily driven by a decrease in acquisitions of consolidated subsidiaries and equity method investments to €228 million in H1 2020 from €1,153 million in H1 2019 and a decrease in investments in property, plant and equipment to €833 million in H1 2020 from €1,401 million in H1 2019.

Net cash from (used in) financing activities of continuing operations

In H1 2020, PSA recorded net cash from financing activities of continuing operations of €2,838 million, compared to net cash used in financing activities of continuing operations of €559 million, primarily as a result of PSA's decision not to pay a dividend to its shareholders in H1 2020 with respect to the fiscal year ended December 31, 2019, compared to the payment of a dividend of €697 million in H1 2019 with respect to the fiscal year ended December 31, 2018 and an increase in changes in other financial assets and liabilities to €3,033 million in H1 2020 from €446 million in H1 2019, primarily as a result of an increase in borrowings from €1,468 million in H1 2019 to €2,637 million in H1 2020.

Cash Flows for 2019, 2018 and 2017

The following table summarizes PSA's cash flows from operating, investing and financing activities of continuing operations.

	Years ended December 31,
(€ million)	2019	2018	2017
Net cash from (used in) operating activities of continuing operations	€8,705	€8,395	€5,459
Net cash from (used in) investing activities of continuing operations	€(5,972)	€(4,739)	€(5,156)
Net cash from (used in) financing activities of continuing operations	€(309)	€(7)	€(361)

2019 Compared to 2018

Net cash from operating activities of continuing operations

Net cash from operating activities of continuing operations increased by 3.69 percent from €8,395 million in 2018 to €8,705 million in 2019, mainly driven by an increase in consolidated profit from continuing operations from €3,295 million in 2018 to €3,584 million in 2019 and an increase in adjustments for depreciation, amortization and impairment from €2,995 million in 2018 to €3,717 million in 2019. These were partially offset by a decrease in the positive contribution of changes in working capital from €1,661 million in 2018 to €1,132 million in 2019, mainly reflecting an increase in trade receivables of €197 million in 2019, compared to a decrease of €1,342 in 2018, which was partially offset by an increase in trade payables of €745 million in 2019, compared to €294 million in 2018.

Net cash (used in) investing activities of continuing operations

Net cash used in investing activities of continuing operations increased by 26.02 percent from €4,739 million in 2018 to €5,972 million in 2019, mainly driven by increased investment in property, plant and equipment, which amounted to €2,765 million in 2019 compared to €2,510 million in 2018, investments in intangible assets, mostly in the PCD and OV segments, amounting to €2,146 million in 2019 compared to €2,061 million in 2018, as well as acquisitions of consolidated subsidiaries and equity method investments, which amounted to €1,293 million in 2019 compared to €713 million in 2018, primarily due to the acquisition of Clarion by Faurecia for €969 million in April 2019.

Net cash (used in) financing activities of continuing operations

Net cash used in financing activities of continuing operations increased from €7 million in 2018 to €309 million in 2019, mainly driven by an increase in dividends paid to PSA Shareholders from €474 million in 2018 to €697 million in 2019, as well as the payment of lease liabilities, which amounted to €377 million in 2019 following the application of IFRS 16. For additional details, refer to "Financial Information—IFRS 16 – Leases". This increase was partially offset by an increase in the positive contribution of changes in other financial assets and liabilities from €631 million in 2018 to €923 million in 2019, primarily as a result of an increase in borrowings from €1,647 million in 2018 to €2,512 million in 2019.

2018 Compared to 2017

Net cash from (used in) operating activities of continuing operations

Net cash from operating activities of continuing operations increased by 53.78 percent from €5,459 million in 2017 to €8,395 million in 2018, primarily due to the increase in consolidated profit from continuing operations from €2,354 million in 2017 to €3,295 million in 2018 as a result of the inclusion in the PSA Consolidated Financial Statements of the full-year contribution of the OV segment in 2018, compared to its five-month contribution in 2017. In addition, PSA recorded an increase in the positive contribution of changes in working capital to €1,661 million in 2018 from €46 million in 2017, mainly reflecting a decrease in trade receivables of €1,342 million in 2018, compared to an increase of €476 million in 2017, partially offset by an increase in trade payables of €294 million in 2018, compared to €1,177 million in 2017, which were related primarily to the OV segment.

Net cash from (used in) investing activities of continuing operations

Net cash used in investing activities of continuing operations decreased by 8.09 percent from €5,156 million in 2017 to €4,739 million in 2018, mainly driven by acquisitions of consolidated subsidiaries and equity method investments, which decreased to €713 million in 2018 compared to €1,095 million in 2017, and proceeds from disposals of property, plant and equipment and of intangible assets, which increased to €509 million in 2018 from €323 million in 2017 and was mainly related to the sale of PSA's R&D center in La Garenne for €261 million in 2018.

Net cash from (used in) financing activities of continuing operations

In 2018, net cash used in financing activities of continuing operations decreased by 98.06 percent from €361 million in 2017 to €7 million in 2018, mainly driven by an increase in the positive contribution of changes in other financial assets and liabilities from €42 million in 2017 to €631 million in 2018, primarily as a result of a decrease in current financial assets of €557 million in 2018, compared to an increase of €548 million in 2017, which was partially offset by an increase in dividends paid to PSA Shareholders from €431 million in 2017 to €474 million in 2018 and a decrease in proceeds from issuance of shares from €305 million in 2017 to €27 million in 2018.

Bonds and Other Borrowings

The tables below show the total borrowings of the manufacturing and sales companies of PSA and Faurecia as of June 30, 2020 and December 31, 2019.

	Carrying amount at June 30, 2020			Issuance
(€ million)	Non-current(2)		Current(3)	Currency	Due Date
Manufacturing and sales companies (excluding Faurecia) – principal amount
2003 bond issue – €600m	789	(4)	28	EUR	Q3/2033
2016 bond issue – €500m	498		3	EUR	Q2/2023
2017 bond issue – €600m	598		3	EUR	Q1/2024
2017 bond issue – €100m	100		1	EUR	Q1/2024
2018 bond issue – €650m	646		4	EUR	Q1/2025

2019 bond issue – €600m	590	5	EUR	Q3/2029
2020 bond issue – €1000m	992	3	EUR	Q2/2026
Schuldschein 2019 – €522m	522	1	EUR	2023 to 2027
Faurecia
2018 bond issue – €700m	682	1	EUR	Q2/2025
2019 bond issue – €700m	681	1	EUR	Q2/2027
2019 bond issue – €750m	754	1	EUR	Q2/2025
Total bond issuances	6,852	51	EUR

Peugeot S.A.
Commitment to repurchase shares from Dongfeng(1)	—	451	EUR	na

Manufacturing and sales companies (excluding Faurecia) – principal amount
EIB loan – €250m	245	—	EUR	Q1/2024
Borrowings – Morocco	138	—	EUR	2021 to Q4/2025
Borrowings – China	—	1	EUR	2019
Borrowings – Spain	81	21	EUR	2018 to 2026
Borrowings – Other France	81	—	EUR	2021
Borrowings – Other	61	21	EUR	na
Borrowings – Brazil	22	8	BRL	2020 to 2024
Other borrowings	51	24	na	na
Faurecia
Other borrowings	2,511	61	EUR / USD	2022 to 2024
Total other borrowings	3,190	587
___________________________________________________________________________________________________________
(1) In connection with the Merger, Dongfeng and PSA have entered into the Share Repurchase Agreement, pursuant to which Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA Ordinary Shares prior to the closing of the Merger (and any PSA Ordinary Shares so acquired will be cancelled) or, if the Merger has not yet occurred, by December 31, 2020. In connection with the entry by FCA N.V. and Peugeot S.A. into the Combination Agreement Amendment, (1) pursuant to the terms of the Share Repurchase Agreement, Peugeot S.A. purchased 10 million PSA Ordinary Shares from Dongfeng on September 23, 2020 through an off-market transaction as part of Peugeot S.A.'s share buyback program at a price of €16.385 per PSA Ordinary Share, which represents a total purchase price of €163,850,000 (excluding costs), and those PSA Ordinary Shares were cancelled after the settlement of the transaction on September 25, 2020, and (2) Peugeot S.A. and Dongfeng have agreed to amend the Share Repurchase Agreement to provide that if Donfeng does not exercise its right to sell to Peugeot S.A. the additional 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of Stellantis Common Shares after having applied the Exchange Ratio, following the Merger) to third parties by December 31, 2022.
(2) Reflects liabilities due after 12 months, including principal amount, interest expense and unamortized debt issuance costs.
(3) Reflects liabilities due within 12 months, including interest expense and unamortized debt issuance costs.
(4) Includes gains achieved on an interest rate swap in connection with this bond, which amounted to €299 million at the time the interest rate swap was unwound in 2012, of which €197.1 million reflected the remaining amount to be amortized in the PSA Consolidated Financial Statements.

	Carrying amount at December 31, 2019			Issuance
(€ million)	Non-current(2)		Current(3)	Currency	Due Date
Manufacturing and sales companies (excluding Faurecia) – principal amount
2003 bond issue – €600m	797	(4)	10	EUR	Q3/2033
2016 bond issue – €500m	497		9	EUR	Q2/2023
2017 bond issue – €600m	597		9	EUR	Q1/2024
2017 bond issue – €100m	100		2	EUR	Q1/2024
2018 bond issue – €650m	645		10	EUR	Q1/2025

2019 bond issue – €600m	590	1	EUR	Q3/2029
Schuldschein 2019 – €522m	522	3	EUR	2023 to 2027
Faurecia
2018 bond issue – €700m	680	1	EUR	Q2/2025
2019 bond issue – €700m	680	2	EUR	Q2/2027
2019 bond issue – €750m	755	1	EUR	Q2/2025
Total bond issuances	5,863	48	EUR

Peugeot S.A.
Commitment to repurchase shares from Dongfeng(1)	—	667	EUR	na

Manufacturing and sales companies (excluding Faurecia) – principal amount
EIB loan – €250m	244	—	EUR	Q1/2024
FDES loan – Zero coupon	—	24	EUR	Q1/2020
Borrowings – Morocco	138	—	EUR	2021 to Q4/2025
Borrowings – China	—	1	EUR	2019
Borrowings – Spain	79	20	EUR	2018 to 2026
Borrowings – Other France	72	—	EUR	2021
Borrowings – Other	62	68	EUR	na
Borrowings – Brazil	37	15	BRL	2019 to 2024
Other borrowings	41	12	na	na
Faurecia
Other borrowings	971	120	EUR / USD	2018 to 2024
Total other borrowings	1,644	927
___________________________________________________________________________________________________________
(1) In connection with the Merger, Dongfeng and PSA have entered into the Share Repurchase Agreement, pursuant to which Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA Ordinary Shares prior to the closing of the Merger (and any PSA Ordinary Shares so acquired will be cancelled) or, if the Merger has not yet occurred, by December 31, 2020. In connection with the entry by FCA N.V. and Peugeot S.A. into the Combination Agreement Amendment, (1) pursuant to the terms of the Share Repurchase Agreement, Peugeot S.A. purchased 10 million PSA Ordinary Shares from Dongfeng on September 23, 2020 through an off-market transaction as part of Peugeot S.A.'s share buyback program at a price of €16.385 per PSA Ordinary Share, which represents a total purchase price of €163,850,000 (excluding costs), and those PSA Ordinary Shares were cancelled after the settlement of the transaction on September 25, 2020, and (2) Peugeot S.A. and Dongfeng have agreed to amend the Share Repurchase Agreement to provide that if Donfeng does not exercise its right to sell to Peugeot S.A. the additional 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of Stellantis Common Shares after having applied the Exchange Ratio, following the Merger) to third parties by December 31, 2022.
(2) Reflects liabilities due after 12 months, including principal amount, interest expense and unamortized debt issuance costs.
(3) Reflects liabilities due within 12 months, including interest expense and unamortized debt issuance costs.
(4) Includes gains achieved on an interest rate swap in connection with this bond, which amounted to €299 million at the time the interest rate swap was unwound in 2012, of which €197.1 million reflected the remaining amount to be amortized in the PSA Consolidated Financial Statements.

In addition, in May 2020, PSA issued €1,000 million of 2.75 percent notes due 2026 under its EMTN program and in July 2020, Faurecia issued €300 million of 2.625 percent notes due 2025 and €700 million of 3.75 percent notes due 2028 in order to refinance its €800 million syndicated loan facility drawn in April 2020.

The tables below show the total borrowings of BPF as of June 30, 2020 and December 31, 2019.

	Carrying amount at June 30, 2020		Issuance
(€ million)	Non-current(5)	Current(6)	Currency	Due Date
Banque PSA Finance(1)
Bonds + BMTN(2)	—	223	USD	1 to 5 years

Other(3)	—	3	USD	<1 year
Bank Facilities(4)	—	19	—	<6 months
Total borrowings	—	245
___________________________________________________________________________________________________________
(1) Reflects only financing arrangements by the financing entities that are consolidated in the PSA Consolidated Financial Statements and does not include the financing arrangements of BPF's financing partnerships, including notably the financing partnerships with Santander and BNP.
(2) "BMTN" refers to Negotiable Medium Term Notes (Bons à Moyen Terme Négociables).
(3) "Other" refers to accrued interest not yet due.
(4) Bank facilities are denominated in Mexican Peso, Russian Ruble, Pound Sterling and Polish Zloty.
(5) Reflects liabilities due after 12 months, including principal amount, interest expense and unamortized debt issuance costs.
(6) Reflects liabilities due within 12 months, including interest expense and unamortized debt issuance costs.

	Carrying amount at December 31, 2019		Issuance
(€ million)	Non-current(5)	Current(6)	Currency	Due Date
Banque PSA Finance(1)
Bonds + BMTN(2)	223	—	USD	1 to 5 years
Other(3)	—	3	USD	<1 year
Bank Facilities(4)	—	40	—	<6 months
Total borrowings	223	43
___________________________________________________________________________________________________________
(1) Reflects only financing arrangements by the financing entities that are consolidated in the PSA Consolidated Financial Statements and does not include the financing arrangements of BPF's financing partnerships, including notably the financing partnerships with Santander and BNP.
(2) "BMTN" refers to Negotiable Medium Term Notes (Bons à Moyen Terme Négociables).
(3) "Other" refers to accrued interest not yet due.
(4) Bank facilities are denominated in Mexican Peso, Russian Ruble, Pound Sterling and Polish Zloty.
(5) Reflects liabilities due after 12 months, including principal amount, interest expense and unamortized debt issuance costs.
(6) Reflects liabilities due within 12 months, including interest expense and unamortized debt issuance costs.

Lines of Credit

In April 2014, PSA entered into a €3,000 million syndicated credit facility, which was amended several times, most recently in May 2018 in order to improve economic terms, which matures in May 2023 with respect to €190 million and in May 2024 with respect to the remaining €2,810 million, and has a one-year extension option from May 2024 to May 2025, subject to the lenders' approval. The facility was undrawn as of the date of this Prospectus. Independent of Peugeot S.A., Faurecia has a €1,200 million syndicated credit facility due June 2024, with two one-year extension options, which was undrawn as of the date of this Prospectus and a ¥30,000 million (equivalent to approximately €247 million as of June 30, 2020, converted at a rate of €1:¥121.24) credit facility comprising a loan and a renewable credit line of ¥15,000 million (equivalent to approximately €123 million as of June 30, 2020), respectively, due in February 2025, of which ¥10,000 million (equivalent to approximately €82 million as of June 30, 2020) remained undrawn as of 30 June 2020. BPF had undrawn revolving bilateral bank facilities totaling €140 million as of the date of this Prospectus. In response to the COVID-19 pandemic, in April 2020, PSA signed a new €3,000 million syndicated line of credit, which matures in April 2021 and pursuant to which PSA benefits from two three-month extension options. This €3,000 million syndicated line of credit was undrawn as of the date of this Prospectus. In addition, in April 2020, Faurecia and its lenders agreed to an additional €800 million syndicated loan which was fully drawn and subsequently refinanced using the proceeds of Faurecia's €300 million and €700 million notes issuances in July 2020.

Covenants

Certain debt issued by the manufacturing and sales companies of PSA, other than Faurecia, contains customary covenants and events of default, which are common for debt of companies in the automotive industry. These include "negative pledge" clauses whereby the borrower undertakes, subject to certain exceptions, not to grant any collateral to any third parties, "material adverse changes" clauses, which apply in the event of a major negative change in the results of operations or financial condition of PSA, "pari passu" clauses, which ensure that lenders enjoy the same treatment as other creditors, "cross-default" clauses, whereby if one loan goes into default other loans become repayable immediately, clauses whereby the borrower undertakes to provide regular information to the lenders, clauses whereby the borrower undertakes to comply with applicable legislation and change of control clauses. Other than

Faurecia, none of the manufacturing and sales companies' borrowings are subject to specific acceleration clauses based on minimum credit ratings.

In addition, the European Investment Bank ("EIB") loans are dependent on PSA carrying out the projects being financed under such loans.

In the event Peugeot S.A. loses its investment grade rating, drawings under the €3,000 million syndicated credit facility entered into in 2014, would become subject to PSA's manufacturing and sales companies maintaining net debt of less than €6,000 million and a ratio of net debt to consolidated equity of less than one. PSA was in compliance with all of the covenants in its debt instruments as of June 30, 2020.

In addition to the covenants described above, Faurecia's €1,200 million syndicated line of credit contains a covenant that sets limits on the incurrence of debt. Faurecia's ¥30,000 million credit facility contains substantially the same covenants as its €1,200 million syndicated line of credit. Faurecia was in compliance with the covenants in its debt instruments as of June 30, 2020.

In addition to the covenants described above, BPF's credit facilities are subject to customary acceleration covenants. Additionally, the facility requires BPF to retain its bank status and comply with a "Common Equity Tier One" capital ratio of at least 11 percent. BPF was in compliance with the covenants in its debt instruments as of June 30, 2020.

Provision for Warranties

The provision for warranties concerns sales of new vehicles and covers the expected cost of warranty claims related to vehicles and replacement parts for a period of two years. When PSA provides warranties to customers, it records a provision to cover the estimated cost of vehicle and spare part warranties at the time of the sale to independent dealer networks or end-customers. Provision for warranties totaled €1,419 million for the fiscal year ended December 31, 2019 compared to €1,563 million for the fiscal year ended December 31, 2018.

New Accounting Standards

Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 2 (Accounting policies)", incorporated by reference in this Prospectus, for information concerning new accounting standards, including IFRS 9 − Financial Instruments, IFRS 15 − Revenue from Contracts with Customers and IFRS 16 Leases, and the impact of the implementation of these standards on PSA's financial statements.

Research and Development

PSA has focused its R&D on the development of cars that are more environmentally friendly and support PSA's energy transition initiatives, as well as cars that are intelligent, connected and autonomous. In 2019, as a result of its research and development efforts, PSA filed 1,183 patent applications in France compared to 1,074 in 2018 and 1,021 applications in 2017.

As of December 31, 2019, research and development expense, net amounted to €2,852 million, reflecting non-capitalized expenditure of €2,111 million and amortization of capitalized development expenditure of €741 million. For additional information on PSA's research and development policies, refer to "PSA —Research and Development".

Contractual Obligations and Contingencies

The following tables summarize PSA's contractual obligations as of June 30, 2020, and December 31, 2019. It shows undiscounted cash flows from financial liabilities and derivative instruments. The amounts presented reflect principal amounts and exclude the related interest expense that will be paid when due, discounts, premiums and debt issuance costs. See "—Bonds and Other Borrowings" above. Foreign currency cash flows and variable indexed cash flows have been determined based on market data as of June 30, 2020, and December 31, 2019, respectively.

	Payments due by period as of June 30, 2020
(€ million)	Within one year	Between one and three years	Between three and five years	After five years	Total
Bonds—principal repayments
Manufacturing and sales companies—excluding Faurecia	—	(500)	(1,550)	(2,522)	(4,572)
Faurecia	—	—	(700)	(1,450)	(2,150)
Other long-term debt—principal repayments
Manufacturing and sales companies—excluding Faurecia	(207)	(111)	(335)	(3)	(656)
Faurecia	(61)	(1,344)	(1,068)	—	(2,473)
Total bonds and other borrowings
Manufacturing and sales companies—excluding Faurecia	(207)	(611)	(1,885)	(2,525)	(5,228)
Faurecia	(61)	(1,344)	(1,768)	(1,450)	(4,623)
Commitment to repurchase shares from Dongfeng(1)	(451)				(451)
Lease liabilities
Manufacturing and sales companies—excluding Faurecia	(174)	(284)	(184)	(235)	(877)
Faurecia	(184)	(285)	(202)	(314)	(985)
Total derivative instruments	(118)	—	—	—	(118)
Non-cancellable lease commitments(2)	(21)	(16)	(14)	(83)	(134)
Capital commitments for the acquisition of non-current assets and other(3)	(974)	(435)	(26)	(62)	(1,497)
Pensions(4)	(6)	—	—	—	(6)
Liabilities related to vehicles sold with a buyback commitment(5)	(1,572)	(2,620)	(314)	(1)	(4,507)
Total	(3,769)	(5,595)	(4,392)	(4,670)	(18,426)
___________________________________________________________________________________________________________
(1) In connection with the Merger, Dongfeng and PSA have entered into the Share Repurchase Agreement, pursuant to which Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA Ordinary Shares prior to the closing of the Merger (and any PSA Ordinary Shares so acquired will be cancelled) or, if the Merger has not yet occurred, by December 31, 2020. In connection with the entry by FCA N.V. and Peugeot S.A. into the Combination Agreement Amendment, (1) pursuant to the terms of the Share Repurchase Agreement, Peugeot S.A. purchased 10 million PSA Ordinary Shares from Dongfeng on September 23, 2020 through an off-market transaction as part of Peugeot S.A.'s share buyback program at a price of €16.385 per PSA Ordinary Share, which represents a total purchase price of €163,850,000 (excluding costs), and those PSA Ordinary Shares were cancelled after the settlement of the transaction on September 25, 2020, and (2) Peugeot S.A. and Dongfeng have agreed to amend the Share Repurchase Agreement to provide that if Donfeng does not exercise its right to sell to Peugeot S.A. the additional 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of Stellantis Common Shares after having applied the Exchange Ratio, following the Merger) to third parties by December 31, 2022.
(2) For H1 2020, non-cancellable lease commitments include commitments with respect to leases with variable lease payments, leases with terms of 12 months or less and leases of low-value assets, which are not recognized as lease liabilities under IFRS 16. These leases are entered into in the normal course of business and consist mainly of leases on commercial property and vehicles. The lease terms reflect local practices in each country. For 2018 and 2017, non-cancellable lease commitments include operating lease commitments accounted for under IAS 17 – Leases. Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 8.4 (Off-balance sheet commitments and contingent liabilities related to operating facilities)"as incorporated by reference in this Prospectus.

(3) Corresponds mainly to commitments to purchase property, plant and equipment and also includes PSA's commitment towards the Fonds d'Avenir Automobile (FAA—tier 1 and tier 2; "FAA"), two funds set up to support automotive equipment manufacturers. PSA's total commitment to FAA amounted to €204 million as of June 30, 2020. As of June 30, 2020, PSA had already paid €155 million into these two funds.
(4) Includes the annual contribution of PSA to external pension funds. For more details, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 7.1.C (Employee benefits expense—Information on external funds)" as incorporated by reference in this Prospectus.
(5) Sales of new vehicles with a buyback commitment are not recognized in revenue at the time of delivery of the vehicle but are accounted for as leases when it is probable that the vehicle will be bought back. Buyback commitments are either unconditional or subject to the customer's exercise option. The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 5.1 (Revenue)" for more details.

In July 2020, Faurecia issued €300 million of 2.625 percent notes due 2025 and €700 million of 3.75 percent notes due 2028.

	Payments due by period as of December 31, 2019
(€ million)	Within one year	Between one and three years	Between three and five years	After five years	Total
Bonds—principal repayments
Manufacturing and sales companies—excluding Faurecia	—	—	(1,400)	(2,172)	(3,572)
Faurecia	—	—	—	(2,150)	(2,150)
Other long-term debt—principal repayments
Manufacturing and sales companies—excluding Faurecia	(206)	(132)	(374)	(57)	(769)
Faurecia	(121)	(454)	(424)	(92)	(1,091)
Total bonds and other borrowings
Manufacturing and sales companies—excluding Faurecia	(206)	(132)	(1,774)	(2,229)	(4,341)
Faurecia	(121)	(454)	(424)	(2,242)	(3,241)
Commitment to repurchase shares from Dongfeng(1)	(667)				(667)
Lease liabilities
Manufacturing and sales companies—excluding Faurecia	(149)	(234)	(156)	(269)	(808)
Faurecia	(173)	(247)	(171)	(315)	(906)
Total derivative instruments	(142)	—	—	—	(142)
Non-cancellable lease commitments(2)	(55)	(80)	(84)	(82)	(301)
Capital commitments for the acquisition of non-current assets and other(3)	(1,016)	(335)	(52)	(67)	(1,470)
Pensions(4)	(62)	—	—	—	(62)
Liabilities related to vehicles sold with a buyback commitment(5)	(2,634)	(1,395)	(217)	(1)	(4,247)
Total	(5,225)	(2,877)	(2,878)	(5,205)	(16,185)
___________________________________________________________________________________________________________
(1) In connection with the Merger, Dongfeng and PSA have entered into the Share Repurchase Agreement, pursuant to which Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA Ordinary Shares prior to the closing of the Merger (and any PSA Ordinary Shares so acquired will be cancelled) or, if the Merger has not yet occurred, by December 31, 2020. In connection with the entry by FCA N.V. and Peugeot S.A. into the Combination Agreement Amendment, (1) pursuant to the terms of the Share Repurchase Agreement, Peugeot S.A. purchased 10 million PSA Ordinary Shares from Dongfeng on September 23, 2020 through an off-market transaction as part of Peugeot S.A.'s share buyback program at a price of €16.385 per PSA Ordinary Share, which represents a total purchase price of €163,850,000 (excluding costs), and those PSA Ordinary Shares were cancelled after the settlement of the transaction on September 25, 2020, and (2)

Peugeot S.A. and Dongfeng have agreed to amend the Share Repurchase Agreement to provide that if Donfeng does not exercise its right to sell to Peugeot S.A. the additional 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of Stellantis Common Shares after having applied the Exchange Ratio, following the Merger) to third parties by December 31, 2022.
(2) For 2019, non-cancellable lease commitments include commitments with respect to leases with variable lease payments, leases with terms of 12 months or less and leases of low-value assets, which are not recognized as lease liabilities under IFRS 16. These leases are entered into in the normal course of business and consist mainly of leases on commercial property and vehicles. The lease terms reflect local practices in each country. For 2018 and 2017, non-cancellable lease commitments include operating lease commitments accounted for under IAS 17 – Leases. Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 8.4 (Off-balance sheet commitments and contingent liabilities related to operating facilities)"as incorporated by reference in this Prospectus.
(3) Corresponds mainly to commitments to purchase property, plant and equipment and also includes PSA's commitment towards the FAA, two funds set up to support automotive equipment manufacturers. PSA's total commitment to FAA amounted to €204 million as of December 31, 2019. As of December 31, 2019, PSA had already paid €150 million into these two funds.
(4) Includes the annual contribution of PSA to external pension funds. For more details, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 7.1.C (Employee benefits expense—Information on external funds)" as incorporated by reference in this Prospectus.
(5) Sales of new vehicles with a buyback commitment are not recognized in revenue at the time of delivery of the vehicle but are accounted for as leases when it is probable that the vehicle will be bought back. Buyback commitments are either unconditional or subject to the customer's exercise option. The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 5.1 (Revenue)" for more details.

Off-Balance Sheet Arrangements

	Years ended December 31,
(€ million)	2019	2018	2017
Capital commitments for the acquisition of non-current assets	€1,405	€1,350	€1,284
Non-cancellable lease commitments	301	1,809	1,867
Guarantees given	724	610	579
Pledged or mortgaged assets	177	228	478
Total	€2,607	€3,997	€4,208

Capital commitments for the acquisition of non-current assets

This item corresponds mainly to commitments to purchase property, plant and equipment. It also includes PSA's commitment towards the Fonds d'Avenir Automobile ("FAA"—tier 1 and tier 2), two funds set up to support automotive equipment manufacturers. PSA's total commitment to FAA amounted to €204 million as of December 31, 2019. As of December 31, 2019, PSA had already paid €150 million into these two funds.

Non-cancellable lease commitments

For 2019, non-cancellable lease commitments include commitments with respect to leases with variable lease payments, leases with terms of 12 months or less and leases of low-value assets, which are not recognized as lease liabilities under IFRS 16. These leases are entered into in the normal course of business and consist mainly of leases on commercial property and vehicles. The lease terms reflect local practices in each country. For 2018 and 2017, this includes operating lease commitments accounted for under IAS 17 – Leases. Refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 8.4 (Off-balance sheet commitments and contingent liabilities related to operating facilities)" as incorporated by reference in this Prospectus.

Guarantees given

Guarantees given include commitments to purchase R&D services (which relate to commitments given to a third party to purchase R&D services during a certain period of time), orders of marketing or other services, guarantees given on dealers' residual value risk and commitments to manufacture and deliver vehicles. Guarantees given increased from €610 million in 2018 to €724 million in 2019.

Commitments to manufacture and deliver vehicles relate primarily to commitments of the OV business to manufacture and deliver vehicles to General Motors for the fiscal years ended December 31, 2017 and 2018 that were put in place prior to, and were transferred to PSA as result of, the OV Acquisition.

Pledged or mortgaged assets

Pledged or mortgaged assets include French government bonds given as collateral for loans from the European Investment Bank. When maturities of French government bonds do not correspond to those of the loans, commitments are covered in cash. Pledged or mortgaged assets decreased from €228 million in 2018 to €177 million in 2019.

Contingent Liabilities

Automotive

The customs agreement governing the automotive industry between Brazil and Argentina provides for the payment of penalties by the Argentinian automotive industry if the average ratio of imports to exports vis-à-vis Brazil exceed a certain threshold over the 2015–2029 period. Penalties may be payable by PSA if the automotive industry as a whole and PSA do not hit the required ratio. No provision has been made with respect to this matter due to the uncertainties surrounding developments in the automotive markets in Argentina and Brazil and the steps that PSA could take between now and 2029.

Commitment related to the GEFCO Group

In 2012, JSC Russian Railways (RZD) acquired from PSA a 75 percent stake in the GEFCO group. Following this acquisition, PSA entered into certain logistics and transportation service agreements with the GEFCO group pursuant to which PSA gave guarantees regarding the satisfactory performance of the logistics contracts and a five-year exclusivity clause until 2021 following an extension in 2016. At December 31, 2019, PSA had not identified any material risks associated with these guarantees.

Quantitative and Qualitative Disclosures about Market Risk

In the course of its business, PSA is exposed to liquidity risks, as well as interest rate, counterparty, currency and other market risks, which arise in the normal course of business from PSA's operations and its source of finance. PSA's overall risk management program focuses on the unpredictability of financial markets and commodity prices and seeks to minimize potential adverse effects on its performance. PSA International S.A. ("PSAI") is primarily responsible for the central management of currency, interest rate and commodity risks under the supervision of the PSA Managing Board. With the exception of certain proprietary transactions involving currency instruments that are subject to very strict exposure limits and have very limited impact on consolidated profit, PSA uses derivative instruments only for purposes of hedging exposures to currency, interest rate and commodity risks.

Liquidity Risk

PSA's financing and liquidity strategy aims to secure financing for PSA's business and development projects. The strategy is defined by the PSA Managing Board based on its cash forecasts, financing needs and interest payments, as well as income and expenses. The strategy is submitted to the PSA finance and audit committee and is implemented by the corporate finance and treasury department under the direction of the Chief Financial Officer. PSA's cash forecasts, financing needs and interest income and expenses, as well as its level of financial security are reviewed at monthly meetings of the treasury and foreign exchange committee.

In order to manage liquidity risk, PSA seeks to rely on the broadest range of funding sources, matching the maturity of its assets to its liabilities. To that end, PSA issues bonds under its EMTN program, uses bank borrowings in France and abroad, sells receivables, arranges lines of credit, and, where necessary, issues convertible bonds. PSA may also raise funds through a capital increase. Under its financing strategy, Faurecia relies on a mix of funding from both financial institutions and capital markets.

BPF's financing strategy is defined under the direction of the governing bodies of BPF, which include the asset and liability management and risk management committees, and focuses in particular on monitoring and forecasting compliance with regulatory liquidity ratios. BPF's capital structure and equity ratio comply with the applicable regulatory requirements, reflecting the quality of the bank's assets. As of December 31, 2019, the bank also had liquidity reserves of €453 million.

Interest Rate Risk

PSA's interest rate risk management policy is defined by the PSA Managing Board. Hedging decisions are made on a monthly basis by the treasury and foreign exchange committee, which is chaired by PSA's Chief Financial Officer, and are implemented by PSAI. Cash reserves and short-term financing needs of the manufacturing and sales companies, other than Faurecia, are mainly centralized at the level of GIE PSA Trésorerie, which invests net cash reserves in short-term instruments that are indexed to variable or fixed rates. PSA seeks to hedge its interest rate risk by utilizing financial instruments in order to match its interest rate exposure to its assets and liabilities.

The mid- to long-term gross borrowings of manufacturing and sales companies, other than Faurecia, consist mainly of fixed-rate long-term loans. The proportion of the manufacturing and sales companies' long-term borrowings, other than Faurecia, at variable rates of interest was less than one percent as of December 31, 2019, based on the principal borrowed.

Faurecia independently manages hedging of interest rate risks on a centralized basis through Faurecia's finance and treasury department, which reports to its executive committee. Hedging decisions are made on a monthly basis by the market and risk committee and aim to reduce the impact of changes in short-term interest rates on earnings. A significant part of Faurecia's gross borrowings are at variable rates and Faurecia uses various derivative financing instruments to manage this risk. The hedges entered into by Faurecia comprise mainly euro-denominated interest rate swaps with two- and three-year maturities. Faurecia is the only entity within PSA that holds cash flow hedges of interest rate risks.

BPF's policy measures interest rate risk in the context of stress scenarios and, if necessary, aims to reduce the impact of changes in interest rates using appropriate financial instruments to match interest rates on the loans and any related refinancings. The implementation of this policy is monitored by the governing bodies of BPF. For more details, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 12.6.A.2 (Interest rate risks)".

In order to assess the potential impact of changes in interest rates on financial liabilities, PSA segregates fixed rate financial debt instruments (for which the impact is assessed in terms of fair value) from floating rate financial debt instruments (for which the impact is assessed in terms of profit and loss).

A hypothetical 50 basis points change in interest rates would have resulted in a potential decrease in fair value of fixed rate financial debt instruments and interest rate derivative financial instruments of approximately €188 million held at December 31, 2019 (approximately €122 million at December 31, 2018).

A hypothetical 50 basis points change in short-term interest rates at December 31, 2019, applied to floating rate financial debt instruments, would have resulted in a potential decrease in net profit before taxes, on an annual basis, of approximately €6 million (approximately €5 million at December 31, 2018).

This analysis is based on the assumption there is an increase of 50 basis points across all interest rate financial instruments. The analysis applies a 50 basis points variation in line with PSA's average interest rate for new debt, which has been significantly below 5 percent since 2016.

Currency Risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates as soon as foreign currency invoices are booked into PSA's accounts. The PCD and OV segments' currency risks are managed centrally, for the most part by PSAI, which is responsible for hedging PSA's currency risks, under the supervision of executive management. Currency risks are hedged using instruments covered by International Swaps and Derivatives Master ("ISDA") agreements.

PSA's currency risks are managed by requiring manufacturing companies to bill sales companies in their local currency (except in rare cases or where this is not allowed under local regulations). Currency risks on these intragroup billings are also hedged using forward foreign exchange contracts. In most cases, foreign currency intragroup loans of companies in the PCD and OV segments are also hedged. In addition, the foreign currency policy includes the hedging of future flows for companies in the PCD and OV segments. As of December 31, 2019, companies in the PCD and OV segments had cash flow hedges on the following currencies: GBP, JPY and PLN.

BPF's policy in relation to currency risk is to match liabilities with assets in the same currency, entity-by-entity, using appropriate financial instruments. It uses cross currency swaps, currency swaps and forward exchange contracts. BPF does not hedge its net investment in foreign operations.

PSAI carries out proprietary transactions involving currency instruments. These transactions are subject to very strict exposure limits and are closely monitored. These transactions are the only non-hedging transactions carried out by PSA and have very limited impact on consolidated profit.

Currency risks relating to the commercial transactions of Faurecia's subsidiaries are managed independently and centrally by Faurecia using forward purchase and sale contracts and options, as well as foreign currency financing. Faurecia manages the hedging of currency risks through its group finance and treasury department. Currency risks on forecasted transactions are hedged on the basis of estimated cash flows determined when budgets are prepared and validated by executive management. Subsidiaries located outside the Eurozone are granted intragroup loans in their functional currency. These loans are refinanced in euro and the related currency risk is hedged by swaps. For more details, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 12.6.A(4) (Currency risk)" as incorporated by reference in this Prospectus.

The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management at December 31, 2019 resulting from a ten percent increase in the year-end exchange rate would have been approximately €204 million (€228 million at December 31, 2018).

This analysis assumes that a hypothetical, unfavorable ten percent change in exchange rates as at year-end is applied in the measurement of the fair value of derivative financial instruments. It is reasonable to assume that changes in market exchange rates would produce the opposite effect on the underlying transactions that have been hedged.

Commodity Risk

The production costs of the PCD and OV segments and Faurecia are exposed to the risk of changes in certain raw material prices, either as a result of their direct purchases or indirectly through the impact of these changes on their suppliers' costs. These raw materials include industrial products, such as steel and plastics, for which prices are negotiated directly with vendors and commodities, such as aluminum, copper, lead and precious metals, for which prices are based directly on the prices quoted on the relevant market. The PCD and OV segments' exposure to commodity risks is tracked jointly by the purchasing department and PSAI, while Faurecia's risks are managed independently. The PCD and OV segments' commodity risks are reviewed on a quarterly basis by the metals committee, which is chaired by PSA's Chief Financial Officer. This committee monitors hedging ratios, hedging gains and losses, reviews each quoted commodity that may have a material impact on PSA's operating income and sets hedging targets in terms of volumes and prices over periods of up to three years. As of 2019, the OV segment has been fully integrated within the scope of PSA's hedging transactions.

PSA aims to reduce the impact of pricing volatility in certain metals used in its manufacturing processes. PSA hedges its exposure to both base metals (aluminum, copper and lead) and precious metals (platinum, palladium and rhodium) using derivative contracts.

In connection with the commodity price derivate contracts outstanding at December 31, 2019, a hypothetical ten percent change in the price of the commodities at that date would have caused a fair value loss of €91 million (€35.6 million at the December 31, 2018). It is reasonable to assume that changes in commodity prices would produce the opposite effect, on the underlying transactions that have been hedged.

To the extent that Faurecia's sales contracts with customers do not include any indexation clause based on commodity prices, the risk of an unfavorable change in commodity prices is addressed through a policy of price negotiations with customers and inventory management. Faurecia does not use derivative instruments to hedge its commodity and energy purchases. For more details, refer to Note "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 12.6.A(5) (Commodity risk)" as incorporated by reference in this Prospectus.

Counterparty and credit risk

The PCD and OV segments focus on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot, Citroën, DS and OV dealers are managed within the framework of the BPF sales financing system. Payments from other customers are secured by arrangements with counterparties that are validated by the PSA treasury committee.

For Faurecia, the main counterparties are other leading automakers, whose creditworthiness is tracked customer-by-customer.

BPF's exposure to credit risk corresponds to the risk of losses due to borrower default or borrower failure to fulfill contractual obligations. The counterparties concerned are Peugeot, Citroën, DS and OV dealers and the dealers' retail customers. Lending decisions for fleet customers and dealers are based on detailed risk assessments in accordance with rules on lending limits.

Other counterparty risks concern investments and transactions involving currency, interest rate and commodity derivatives. These transactions are carried out solely with leading financial partners approved by the PSA treasury committee. The related counterparty risks are managed through a system of exposure limits by amount and by commitment duration. The limits are determined according to a range of criteria including the results of specific financial analyses by counterparty, the counterparty's credit rating and the amount of its equity capital.

Available cash is invested either in money market securities issued by approved counterparties, or in mutual funds or deposit accounts. The majority of money market securities in PSA's portfolio are issued by leading banks and the remainder by non-financial sector issuers. Mutual funds are selected according to guidelines specifying minimum fund credit ratings and maximum maturities of underlying assets. In addition, the amount invested in each fund is capped based on the fund's total assets under management. Derivatives transactions are governed by standard ISDA or Fédération Bancaire Française agreements and contracts with the most frequently used counterparties provide for weekly margin calls. For more details, refer to "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements—Note 12.6.A(3) (Counterparty and credit risks)" as incorporated by reference in this Prospectus.

MAJOR SHAREHOLDERS OF FCA AND PSA AND RELATED PARTY TRANSACTIONS

Major Shareholders of FCA N.V.

Exor is the largest shareholder of FCA N.V. through its 28.54 percent shareholding interest in issued FCA Common Shares (as of the Latest Practicable Date). As a result of the loyalty voting mechanism, Exor's voting power is 44.40 percent.

Consequently, Exor could strongly influence all matters submitted to a vote of FCA Shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations.

Exor is controlled by Giovanni Agnelli B.V. ("GA"), which holds 52.99 percent of its share capital. GA is a private limited liability company under Dutch law with its capital divided in shares and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, the founder of Fiat S.p.A. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The directors of GA are John Elkann, Tiberto Brandolini d'Adda, Alessandro Nasi, Andrea Agnelli, Benedetto Della Chiesa, Luca Ferrero de' Gubernatis Ventimiglia, Jeroen Preller and Florence Hinnen.

Based on the information in FCA N.V.'s shareholder register, regulatory filings with the AFM and the SEC and other sources available to FCA N.V., the following persons owned, directly or indirectly, in excess of three percent of FCA N.V.'s capital and/or voting interest as of the Latest Practicable Date:

FCA Shareholders	Number of Issued FCA Common Shares	Percentage Owned
Exor(1)	449,410,092	28.54
BlackRock, Inc.(2)	66,230,261	4.21
___________________________________________________________________________________________________________
(1) In addition, Exor holds 449,410,092 FCA Special Voting Shares; Exor's beneficial ownership in FCA N.V. is 44.40 percent, calculated as the ratio of (i) the aggregate number of common and FCA Special Voting Shares owned by Exor and (ii) the aggregate number of outstanding FCA Common Shares and issued FCA Special Voting Shares.
(2) BlackRock, Inc. beneficially owns 66,230,261 FCA Common Shares (3.27 percent of total issued shares, which is the aggregate number of outstanding FCA Common Shares and issued FCA Special Voting Shares) and 77,260,142 voting rights (4.91 percent of outstanding FCA Common Shares and 3.82 percent of total issued shares issued by FCA N.V.).

Based on the information in FCA N.V.'s shareholder register and other sources available to it, as the Latest Practicable Date, approximately 450 million FCA Common Shares, or approximately 29 percent of the FCA Common Shares, were held in the United States. As of the same date, approximately 780 record holders had registered addresses in the United States.

Major Shareholders of Peugeot S.A.

As of the Latest Practicable Date, the largest PSA Shareholders were EPF/FFP and BPI, each holding a 12.36 percent stake in the share capital of Peugeot S.A., and Dongfeng, holding a 11.24 percent stake in the share capital of Peugeot S.A.

The following table sets forth the number of shares, percentage of share capital, exercisable and theoretical voting rights for each shareholder owning, directly or indirectly, in excess of five percent of Peugeot S.A.'s capital and/or voting interest as of the Latest Practicable Date:

	As of Latest Practicable Date
Major shareholders(1)	Number of shares	% of share capital	% of exercisable voting rights	% of theoretical voting rights
The Groupe Familial Peugeot (EPF/FFP)(2)(3)(4)	110,622,220	12.36	18.01	17.90

Dongfeng Motor Group Company Ltd. (DFG) and Dongfeng Motor (Hong Kong) International Co. Limited (DMHK)(5)	100,622,220	11.24	16.38	16.28
Bpifrance Participations S.A. via Lion Participation SAS (BPI S.A.)	110,622,220	12.36	18.01	17.90
TOTAL	321,866,660	35.96	52.40	52.08
___________________________________________________________________________________________________________
(1) Source: Euroclear TPI, Nasdaq and Société Générale Securities Services on the Latest Practicable Date.
(2) EPF (Établissements Peugeot Frères) is a holding company. FFP is controlled by EPF.
(3) On March 6, 2020, FFP entered into an equity swap agreement with an investment services provider that will expire on June 30, 2021. Under this equity swap agreement, FFP may, in its discretion, acquire up to 18,096,564 PSA Ordinary Shares for a total amount of €228 million, which would represent approximately 2% of the outstanding PSA Ordinary Shares. The figures presented in the table above with respect to FFP do not reflect the PSA Ordinary Shares FFP may acquire pursuant to this equity swap agreement.
(4) On September 16, 2020, EPF and FFP contributed all of their PSA Ordinary Shares to Maillot, a French simplified joint stock company (société par actions simplifiée), which is wholly owned by EPF and FFP. On September 18, 2020, Maillot acceded to EPF/FFP's undertaking letter dated December 17, 2019, pursuant to which, EPF/FFP agreed, among other things, to vote their PSA Ordinary Shares in favor of the Merger at the PSA Shareholder Meeting.
(5) In connection with the Merger, Dongfeng and PSA have entered into the Share Repurchase Agreement, pursuant to which Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA Ordinary Shares prior to the closing of the Merger (and any PSA Ordinary Shares so acquired will be cancelled) or, if the Merger has not yet occurred, by December 31, 2020. In connection with the entry by FCA N.V. and Peugeot S.A. into the Combination Agreement Amendment, (1) pursuant to the terms of the Share Repurchase Agreement, Peugeot S.A. purchased 10 million PSA Ordinary Shares from Dongfeng on September 23, 2020 through an off-market transaction as part of Peugeot S.A.'s share buyback program at a price of €16.385 per PSA Ordinary Share, which represents a total purchase price of €163,850,000 (excluding costs), and those PSA Ordinary Shares were cancelled after the settlement of the transaction on September 25, 2020, and (2) Peugeot S.A. and Dongfeng have agreed to amend the Share Repurchase Agreement to provide that if Donfeng does not exercise its right to sell to Peugeot S.A. the additional 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of Stellantis Common Shares after having applied the Exchange Ratio, following the Merger) to third parties by December 31, 2022.

Based on the information in Peugeot S.A.'s shareholder register and other sources available to it, as of November 4, 2020, approximately 190 million PSA Ordinary Shares, or approximately 21 percent of the PSA Ordinary Shares, were held in the United States. As of the same date, Peugeot S.A. estimates that 1,460 record holders had registered addresses in the United States.

Major Shareholders of Stellantis

Based on the shareholding information of FCA N.V. and Peugeot S.A. as of the Latest Practicable Date, the Exchange Ratio and the shareholders undertakings described under "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Shareholders Undertakings", it is expected that the following persons will own, directly or indirectly, in excess of three percent of Stellantis's share capital immediately following completion of the Merger:

Stellantis Shareholders	Number of Stellantis Common Shares	Anticipated Ownership Percentage at Closing(1)
Exor	449,410,092	14.4%
EPF/FFP	224,228,122	7.2%
BPI	192,703,907	6.2%
Dongfeng	175,283,907	5.6%

(1) The percentages of voting rights may differ immaterially from the percentages of ownership due to the fact that a de minimis number of FCA Special Voting Shares will remain outstanding following the Merger. These shares will constitute the Class B Special Voting Shares of Stellantis following closing of the Merger, and may cause an immaterial deviation between percentages of ownership and voting rights.

The numbers and percentages in the table above reflect certain factual assumptions, and therefore the actual numbers and percentages of ownership following the Merger may vary. Such assumptions include:

●
Dongfeng has the right to sell to Peugeot S.A. 20.7 million PSA Ordinary Shares before December 31, 2020, in which case such PSA Ordinary Shares will be cancelled. The table above does not give effect to any such potential sale, or cancellation. For further details see "―Major Shareholders of Peugeot S.A."; and

●
FFP's right, in its discretion, to acquire up to 18,096,564 PSA Ordinary Shares for a total maximum amount of euro 228 million, representing approximately 2 percent of the PSA Ordinary Shares, under an equity swap agreement dated March 6, 2020 with an investment services provider which will expire on June 30, 2021. The ownership percentage of EPF/FFP in the table above assumes that FFP will acquire all of such 18,096,564 PSA Ordinary Shares before the closing of the Merger.

Related Party Transactions

FCA

In accordance with IAS 24 – Related Party Disclosures, the related parties of FCA N.V. are determined as those entities and individuals capable of exercising control, joint control or significant influence over FCA N.V. and its subsidiaries. Related parties include companies belonging to Exor (the largest shareholder of FCA N.V. through its holding of 28.54 percent of the FCA Common Shares and 44.40 percent voting power at the Latest Practicable Date), which include Ferrari N.V. and CNH Industrial N.V. ("CNHI"). Related parties also include associates, joint ventures and unconsolidated subsidiaries of FCA N.V., members of the FCA Board, executives with strategic responsibilities and certain members of their families.

Transactions carried out by FCA N.V. with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:

●	the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;

●	the purchase of powertrain systems for LCVs from CNHI;

●	the sale of powertrain and other components to the companies of CNHI;

●	the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI;

●	the sale of vehicles to the leasing and renting subsidiaries of the joint ventures FCA Bank and Koç Fiat Kredi;

●
the sale of engines, other components and production systems to and the purchase of light commercial vehicles from Sevel S.p.A ("Sevel"), a 50 percent-owned joint operation with PSA, based in Atessa, Italy;

●	the purchase of light commercial vehicles and passenger cars from the joint venture Tofas;

●	the provision of services and the sale of goods to the GAC FCA JV;

●	the purchase of vehicles from, the provision of services and the sale of goods to the joint operation Fiat India Automobiles Private Limited; and

●	the sale of automotive lighting and automotive components, which was included within discontinued operations, to Ferrari N.V.

The most significant financial transactions with related parties generated receivables from financing activities of FCA's financial services companies from joint ventures and asset-backed financing relating to amounts due to FCA Bank for the sale of receivables, which do not qualify for derecognition under IFRS 9 – Financial Instruments.

See "FCA 2019 Annual Report—Notes to the Consolidated Financial Statements—Note 24 (Related party transactions)" incorporated by reference in this Prospectus for details on FCA's related party transactions

PSA

See "PSA 2019 Universal Registration Document— Notes to the Consolidated Financial Statements at 31 December 2019 – Note 11.6 (Related Party Transactions – Equity Method Investments)", "PSA 2019 Universal Registration Document—Notes to the Consolidated Financial Statements at 31 December 2019 – Note 18 (Related Party Transactions)" and "PSA 2020 Semi-Annual Financial Information— Notes to the Consolidated Financial Statements at 30 June 2020—Note 17 (Related Party Transactions)" incorporated by reference in this Prospectus for details on PSA's related party transactions.

PSA has not entered into any new significant related party transactions since 30 June 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information included in this Prospectus, which has been prepared using the historical consolidated financial statements of FCA and PSA, is presented for illustrative purposes only and should not be considered to be an indication of the profit/(loss)or financial position of the Combined Group following the Merger.

The unaudited pro forma condensed combined financial information includes the unaudited pro forma condensed combined statement of financial position at June 30, 2020 and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2020 and for the year ended December 31, 2019 with the related explanatory notes.

On December 17, 2019, FCA N.V. and Peugeot S.A. entered into the Combination Agreement providing for the combination of FCA N.V. and Peugeot S.A. through a cross-border merger, with FCA N.V. as the surviving legal entity in the Merger. On the day immediately following the completion of the Merger described in this Prospectus, FCA N.V. will be renamed Stellantis, including its subsidiaries referred to as the Combined Group.

The Combination Agreement provides that, subject to requisite shareholder approvals and the other conditions precedent included in the Combination Agreement and described in this Prospectus, PSA Shareholders will receive 1.742 FCA Common Shares for each PSA Ordinary Share that they hold immediately prior to completion of the Merger. The Exchange Ratio is fixed and will not be adjusted for changes in the market value of FCA Common Shares or PSA Ordinary Shares. The FCA Special Voting Shares held by Exor will be purchased by FCA N.V. for no consideration. The accrued double voting rights of PSA Ordinary Shares will be cancelled.

On September 14, 2020, FCA and PSA agreed to amend the Combination Agreement. According to the Combination Agreement Amendment, the FCA Extraordinary Dividend to be paid to former FCA Shareholders was reduced to €2.9 billion with PSA's 46 percent stake in Faurecia planned to be distributed to all Stellantis Shareholders promptly after closing following approval by the Stellantis Board and Stellantis Shareholders. Following agreement between FCA and PSA, PSA announced on October 29, 2020 the sale of approximately 9.7 million ordinary shares of Faurecia, representing approximately seven percent of Faurecia's outstanding share capital, with proceeds of approximately €308 million. The proceeds of this sale, along with the remainder of PSA's stake in Faurecia, are planned to be distributed to all Stellantis Shareholders promptly after the closing following approval by the Stellantis Board and Stellantis Shareholders. In addition, PSA has undertaken (i) to convert, prior to the Effective Time, the manner in which it holds its remaining Faurecia ordinary shares resulting in the loss of the double voting rights attached to such Faurecia ordinary shares and (ii) to cause its representatives on the board of directors of Faurecia to resign effective the day preceding the Effective Time, which will collectively eliminate PSA's influence over Faurecia and result in a loss of control prior to the Effective Time. FCA and PSA have also undertaken that Stellantis will not exercise control over Faurecia following the closing of the Merger.

In the context of the contemplated Merger, under the Share Repurchase Agreement signed on December 17, 2019 between Peugeot S.A. and Dongfeng, Dongfeng has agreed to sell to Peugeot S.A. or third parties and Peugeot S.A. has agreed to buy 30.7 million shares of Peugeot S.A. if not sold to third parties.

Pursuant to the terms of the Share Repurchase Agreement Dongfeng has sold to Peugeot S.A. 10 million PSA Ordinary Shares. These shares were repurchased by Peugeot S.A. on September 23, 2020 through an off-market transaction at a price of €16.385 per share which represents a total purchase price of €163,850,000. These PSA Ordinary Shares have been cancelled after the settlement of the transaction that took place on September 25, 2020, in accordance with the Share Repurchase Agreement.

In addition, Peugeot S.A. and Dongfeng have also agreed to amend the Share Repurchase Agreement signed on December 17, 2019 to provide that, in the event Dongfeng has not sold the remaining 20.7 million shares to Peugeot S.A. or to third parties before the earlier of December 31, 2020, and the Effective Time, Dongfeng must sell the remaining 20.7 million shares of Peugeot S.A. to third parties by December 31, 2022. After the earlier of December 31, 2020, and the Effective Time, Peugeot S.A., nor Stellantis will have any obligation to buy back the shares.

For the purpose of the unaudited pro forma condensed combined financial information, the repurchase of the 20.7 million shares by Peugeot S.A. from Dongfeng is not factually supportable therefore the liability recognized in PSA's statement of financial position has been eliminated as described in Note 1 – The Merger.

Consummation of the Merger is subject to customary closing conditions, including approval by both companies' shareholders at their respective extraordinary general meetings and the satisfaction of antitrust and other regulatory requirements subject to certain conditions. The Merger is expected to close before the end of the first quarter of 2021.

Basis of preparation

The Merger will be accounted for using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA and PSA's management determined that Peugeot S.A. is the acquirer for accounting purposes and as such, the Merger is accounted for as a reverse acquisition. In identifying Peugeot S.A. as the acquiring entity, notwithstanding that the Merger is being effected through an issuance of FCA Common Shares, the most significant indicators were (i) the composition of the Stellantis Board, which is composed of 11 directors, six of whom are to be nominated by Peugeot S.A., PSA Shareholders or PSA employees, or are current PSA executives, (ii) Stellantis's first CEO, who is vested with the full authority to individually represent the Combined Group, and is the current president of the PSA Managing Board, and (iii) the payment of a premium by pre-merger PSA Shareholders.

The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 – Fair Value Measurement ("IFRS 13") and requires, among other things, most of the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date. As a result, PSA will apply the acquisition method of accounting and the assets and liabilities of FCA will be recorded, at the date of the completion of the Merger, at their respective fair values, with limited exceptions as permitted by IFRS 3. Any excess of the consideration transferred over the fair value of FCA's assets acquired and liabilities assumed will be recorded as goodwill. PSA's assets and liabilities together with PSA's operations will continue to be recorded at their pre-merger historical carrying values for all periods presented in the consolidated financial statements of the Combined Group. Following the completion of the Merger, the earnings of the Combined Group will reflect the impacts of purchase accounting adjustments, including any changes in amortization and depreciation expense for acquired assets.

Fair value is defined in IFRS 13 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

The final amount of the consideration transferred will be determined at the Effective Time. The purchase accounting adjustments have not yet been completed. The completion of the purchase accounting adjustments, in which FCA's assets acquired and liabilities assumed will be recognized at their respective fair values, with certain limited exceptions, will be finalized after the completion of the Merger and could result in significantly different valuations, as well as, differences in amortization, depreciation and other expenses, compared to those presented in the unaudited pro forma condensed combined financial information.

The global spread of COVID-19 has significantly increased the volatility of prices and economic conditions in various markets around the world, affecting the determination of fair value measurements either directly or indirectly. As a result of the COVID-19 pandemic, governments around the world have mandated various restrictive measures to contain the pandemic, including social distancing, quarantine, "shelter in place" or similar orders, travel restrictions and suspension of non-essential business activities, which have impacted the ability to perform certain activities and procedures (i.e. physical site visits and inspections). Therefore, preliminary fair value estimates and the resulting preliminary goodwill may change as additional information becomes available, and some changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement.

The computation of the preliminary consideration transferred and purchase accounting presented herein are therefore preliminary and were made solely for the purpose of preparing this unaudited pro forma condensed combined financial information.

Following consummation of the Merger, final valuations will be completed and the fair values assigned to the assets acquired and liabilities assumed will be finalized during the one year measurement period provided for by IFRS 3.

Differences between the preliminary purchase accounting presented herein and the final purchase accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information including differences in fair value estimations of assets and liabilities, amortization, depreciation and other expenses, and the Combined Group's future profit/(loss) and financial position.

The unaudited pro forma condensed combined financial information presented in this Prospectus is derived from (i) the interim consolidated statement of financial position and interim consolidated statement of income included in the unaudited condensed interim consolidated financial statements of PSA as of and for the six months ended June 30, 2020, contained in the half year financial report for the six months ended June 30, 2020 and the consolidated statement of income included in the audited consolidated financial statements of PSA for the year ended December 31, 2019, contained in the English version of the 2019 Document d'enregistrement universel of PSA incorporated by reference in this Prospectus and (ii) FCA's unaudited semi-annual condensed consolidated statement of financial position and semi-annual condensed consolidated income statement as of and for the six months ended June 30, 2020, contained in its Semi-Annual Report, incorporated by reference into this Prospectus and the consolidated income statement included in FCA's audited consolidated financial statements as of and for the year ended December 31, 2019 contained in the FCA 2019 Annual Report incorporated by reference into this Prospectus.

The historical consolidated financial statements of PSA and FCA are prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The historical 2019 consolidated financial statements of FCA are also prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The unaudited pro forma condensed combined financial information presented in this Prospectus should be read in conjunction with the historical 2019 consolidated financial statements, and the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2020, of PSA and FCA, the accompanying notes thereto and the other information contained in or incorporated by reference into this Prospectus.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2020 gives effect to the Merger, as well as, the FCA Extraordinary Dividend and the loss of control of Faurecia, as if they had occurred on June 30, 2020. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2020 and the year ended December 31, 2019 give effect to the Merger and the loss of control of Faurecia as if they had occurred on January 1, 2019. As a consequence of the Combination Agreement Amendment, it is currently expected that the Faurecia Distribution will occur promptly after closing following approval by the Stellantis Board and the Stellantis Shareholders, and as such it is not considered directly attributable to the Merger. The unaudited pro forma condensed combined statement of financial position does not reflect the payment of the €1.1 billion ordinary dividends contemplated by the combination agreement, due to the fact that on May 13, 2020, the parties decided that, in light of the impact from the COVID-19 crisis, neither FCA N.V. nor Peugeot S.A. would pay an ordinary dividend in 2020 relating to the fiscal year 2019. The pro forma condensed combined financial information is not adjusted for the potential distribution of €500 million which may be paid by each of FCA N.V. and Peugeot S.A. to their respective shareholders prior to the Effective Time as it is not directly attributable to the Merger because it is subject to the performance of FCA N.V. and Peugeot S.A. leading up to the Effective Time. The pro forma condensed combined financial information is also not adjusted for the effects of the separation of Comau, as it is considered neither directly attributable to the Merger because it is subject to decision by the Stellantis Board after the closing of the Merger nor a significant subsidiary.

The unaudited pro forma condensed combined financial information is prepared in accordance with Annex 20 of Commission Delegated Regulation (EU) 2019/980 and related ESMA guidance. The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to the pro forma events that are (1) directly attributable to the Merger, and (2) factually supportable.

In addition, the Faurecia Distribution is considered a probable transaction occurring promptly following the Merger whose impact was deemed useful to present on a voluntary basis as allowed by par. 122 of the ESMA Guidelines on disclosure requirements under the Prospectus Regulation, ESMA31-62-1426 of July 15, 2020.

As such, the unaudited pro forma combined condensed statement of financial position as of June 30, 2020, after giving effect to the Merger, has been further adjusted to reflect the intended Faurecia Distribution as if it had occurred on June 30, 2020.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, operating efficiencies, cost savings that may be achieved or any integration costs that may be incurred following the completion of the Merger. In addition, any effects from benefits that executive officers and management would become entitled to as a result of the Merger, or any compensation expense for replacement awards issued by Stellantis to employees, have not been reflected.

A preliminary review has been completed to assess if adjustments are necessary to conform FCA's accounting policies to PSA's accounting policies (Peugeot S.A. being the accounting acquirer). The accounting policies of FCA are similar in most material respects to those of PSA. Refer to Note 4 – FCA Reclassifications below for the adjustments included in the unaudited pro forma condensed combined financial information. Upon consummation of the Merger, a detailed comparison of PSA's and FCA's accounting policies will be conducted. As a result of that comparison, additional differences between the two companies may be identified with respect to recognition, measurement or presentation. Although it is believed that the adjustments to FCA's historical consolidated financial statements represent the known material adjustments to conform to PSA accounting policies, the accompanying unaudited pro forma adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed.

Certain amounts in PSA and FCA's historical consolidated financial statements have been aggregated, as described further in Note 2 – PSA Historical condensed and Note 3 – FCA Historical condensed to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is illustrative and is not intended to represent or be indicative of the consolidated profit/(loss) or financial position that would have been reported had the Merger been completed as of the dates presented, and should not be taken as representative of the future consolidated profit/(loss) or financial position of the Combined Group following the Merger. The actual financial position and profit/(loss) of the Combined Group following the Merger may differ significantly from the unaudited pro forma condensed combined financial information reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial information is based upon available information and certain assumptions that management believes are reasonable.

Unaudited Pro forma Condensed Combined Statement of Financial Position as of June 30, 2020

	At June 30, 2020
	PSA Historical Condensed	FCA Historical Condensed	FCA Reclass-ifications		FCA Extra- ordinary Dividend	Preliminary Purchase Price Allocations		Other Adjustments		Loss of Control of Faurecia	Pro Forma Financial Information Before Faurecia Distribution	Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution
	Note 2	Note 3	Note 4		Note 5	Note 6		Note 7		Note 8		Note 9
	(€ million)
Assets
Goodwill	€4,385	€—	€11,097	(a)	€—	€(4,896)	(a)	€—		€(2,392)	€8,194	€—	€8,194
Goodwill and intangible assets with indefinite useful lives	—	14,299	(14,299)	(a)	—	—		—		—	—	—	—
Intangible assets	10,543	—	15,911	(a), (d)	—	3,880	(b)	—		(2,787)	27,547	—	27,547
Other intangible assets	—	12,715	(12,715)	(a)	—	—		—		—	—	—	—
Property, plant and equipment	16,530	28,063	832	(b), (d)	—	(3,528)	(c)	—		(3,900)	37,997	—	37,997
Equity method investments	3,139	1,953	—		—	284	(d)	—		(155)	5,221	—	5,221
Deferred tax assets	1,043	1,181	—		—	17	(e)	—		(467)	1,774	—	1,774
Other non-current receivables and assets	2,561	3,421	(2,442)	(c)	—	(77)	(h)	—		(205)	3,258	51	3,309
Total non-current assets	38,201	61,632	(1,616)		—	(4,320)		—		(9,906)	83,991	51	84,042
Inventories	6,399	9,639	—		—	414	(f)	—		(1,731)	14,721	—	14,721
Assets sold with a buy-back commitment	—	1,318	(1,318)	(b)	—	—		—		—	—	—	—
Trade and other receivables	6,088	5,994	2,442	(c)	—	—		(293)	(a)	(3,644)	10,587	—	10,587
Current financial assets	808	805	—		—	—		—		2,029	3,642	(2,038)	1,604
Cash and cash equivalents	15,786	13,914	—		(2,900)	—		(164)	(b)	(2,214)	24,422	(308)	24,114
Assets held for sale	140	306	—		—	—		—		—	446	—	446
Total current assets	29,221	31,976	1,124		(2,900)	414		(457)		(5,560)	53,818	(2,346)	51,472
TOTAL ASSETS	67,422	93,608	(492)	(d)	(2,900)	(3,906)		(457)		(15,466)	137,809	(2,295)	135,514

Equity and liabilities
Equity
Total stockholders' equity	19,584	24,776	—		(2,900)	(5,220)		232	(c)	569	37,041	(2,346)	34,695
Non controlling interests	2,410	124	—		—	(45)	(i)	—		(2,280)	209	—	209
Total equity	21,994	24,900	—		(2,900)	(5,265)		232		(1,711)	37,250	(2,346)	34,904
Non-current financial liabilities	11,565	15,648	—		—	(273)	(g)	—		(5,440)	21,500	51	21,551
Other non-current liabilities	5,008	2,607	(819)	(d)	—	—		—		(5)	6,791	—	6,791
Non-current provisions	1,362	13,490	(5,313)	(e)	—	1,066	(h)	—		(480)	10,125	—	10,125
Deferred tax liabilities	872	1,778	—		—	531	(e)	—		(96)	3,085	—	3,085
Total non-current liabilities	18,807	33,523	(6,132)		—	1,324		—		(6,021)	41,501	51	41,552
Current provisions	4,332	7,603	5,313	(e)	—	—		—		(268)	16,980	—	16,980
Trade payables	10,280	15,957	—		—	—		(252)	(d)	(4,314)	21,671	—	21,671
Other current payables	9,626	5,938	327	(d)	—	15	(e)	(17)	(e)	(1,912)	13,977	—	13,977
Current financial liabilities	2,301	5,513	—		—	20	(g)	(420)	(f)	(1,240)	6,174	—	6,174
Liabilities held for sale	82	174	—		—	—		—		—	256	—	256
Total current liabilities	26,621	35,185	5,640		—	35		(689)		(7,734)	59,058	—	59,058
TOTAL EQUITY AND LIABILITIES	€67,422	€93,608	€(492)	(d)	€(2,900)	€(3,906)		€(457)		€(15,466)	€137,809	€(2,295)	€135,514
See accompanying "—Notes to Unaudited Pro Forma Condensed Combined Financial Information".

Unaudited Pro Forma Condensed Combined Statement Of Income For The Six Months Ended June 30, 2020

	For the six months ended June 30, 2020
	PSA Historical Condensed	FCA Historical Condensed	FCA Reclass-ifications		Preliminary Purchase Price Allocations		Other Adjustments		Loss of Control of Faurecia	Pro Forma Financial Information Before Faurecia Distribution	Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution
	Note 2	Note 3	Note 4		Note 6		Note 7		Note 8		Note 9
	(€ million, except per share amounts)
Continuing operations
Revenue	€25,120	€32,274	€—		€—		€(233)	(g)	€(5,506)	€51,655	€—	€51,655
Cost of goods and services sold	(21,052)	(29,921)	1,418	(f), (g)	191	(c), (f), (h)	233	(g)	5,117	(44,014)	—	(44,014)
Selling, general and administrative expenses	(2,372)	(2,480)	(1,070)	(f)	—		61	(h)	365	(5,496)	—	(5,496)
Research and development expenses	(1,179)	(1,509)	295	(g)	259	(b)	—		183	(1,951)	—	(1,951)
Restructuring costs	(132)	(43)	—		—		—		90	(85)	—	(85)
Impairment of CGUs	(289)	—	(643)	(g)	—		—		160	(772)	—	(772)
Other operating income (expense)	386	4	—		—		—		(176)	214	—	214
Operating income (loss)	482	(1,675)	—		450		61		233	(449)	—	(449)
Net financial income (expense)	52	(450)	—		(36)	(g)	(216)	(i)	108	(542)	—	(542)
Income (loss) before tax of fully consolidated companies	534	(2,125)	—		414		(155)		341	(991)	—	(991)
Income taxes	(222)	(690)	—		(44)	(j)	(18)	(j)	67	(907)	—	(907)
Share in net earnings of equity method investments	64	73	—		—		—		12	149	—	149
Consolidated profit (loss) from continuing operations	€376	€(2,742)	€—		€370		€(173)		€420	€(1,749)	€—	€(1,749)
Attributable to Owners of the parent	€595	€(2,734)	€—		€366		€(173)		€204	(1,742)	€—	€(1,742)
Attributable to Non controlling interests	€(219)	€(8)	€—		€4	(i)	€—		€216	(7)	€—	€(7)
Consolidated profit (loss) from discontinued operations	—	—	—		—		—			—	—	—
Consolidated profit (loss)	€376	€(2,742)	€—		€370		€(173)		€420	€(1,749)	€—	€(1,749)
Attributable to Owners of the parent	€595	€(2,734)	€—		€366		€(173)		€204	€(1,742)	€—	€(1,742)
Attributable to Non controlling interests	€(219)	€(8)	€—		€4	(i)	€—		€216	€(7)	€—	€(7)

Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent	€0.66	€(1.74)								€(0.56)		€(0.56)
Basic weighted average number of shares (thousand)	895,639	1,569,721								3,119,935		3,119,935
Diluted earnings per €1 par value share of continuing operations - attributable to Owners of the parent	€0.63	€(1.74)								€(0.56)		€(0.56)
Diluted weighted average number of shares (thousand)	943,610	1,569,721								3,119,935		3,119,935

See accompanying "—Notes to Unaudited Pro Forma Condensed Combined Financial Information".

Unaudited Pro Forma Condensed Combined Statement Of Income For The Year Ended December 31, 2019

	For the year ended December 31, 2019
	PSA Historical Condensed	FCA Historical Condensed	FCA Reclass-ifications		Preliminary Purchase Price Allocations		Other Adjustments		Loss of Control of Faurecia	Pro Forma Financial Information Before Faurecia Distribution	Faurecia Distribution	Pro Forma Financial Information Post Faurecia Distribution
	Note 2	Note 3	Note 4		Note 6		Note 7		Note 8		Note 9
	(€ million, except per share amounts)
Continuing operations
Revenue	€74,731	€108,187	€—		€—		€(432)	(g)	€(15,738)	€166,748	€—	€166,748
Cost of goods and services sold	(59,083)	(93,164)	3,622	(f), (g)	22	(c), (f)	432	(g)	13,312	(134,859)	—	(134,859)
Selling, general and administrative expenses	(6,472)	(6,455)	(3,059)	(f)	—		(86)	(h)	780	(15,292)	—	(15,292)
Research and development expenses	(2,852)	(3,612)	949	(g)	757	(b)	—		420	(4,338)	—	(4,338)
Restructuring costs	(1,531)	(154)	—		—		—		194	(1,491)	—	(1,491)
Impairment of CGUs	(283)	—	(1,512)	(g)	—		—		—	(1,795)	—	(1,795)
Other operating income (expense)	158	15	—		—		—		451	624	—	624
Operating income (loss)	4,668	4,817	—		779		(86)		(581)	9,597	—	9,597
Net financial income (expense)	(344)	(1,005)	—		(54)	(g)	122	(i)	219	(1,062)	—	(1,062)
Income (loss) before tax of fully consolidated companies	4,324	3,812	—		725		36		(362)	8,535	—	8,535
Income taxes	(716)	(1,321)	—		(13)	(j)	35	(j)	167	(1,848)	—	(1,848)
Share in net earnings of equity method investments	(24)	209	—		—		—		(38)	147	—	147
Consolidated profit (loss) from continuing operations	€3,584	€2,700	€—		€712		€71		€(233)	€6,834	€—	€6,834
Attributable to Owners of the parent	€3,201	€2,694	€—		€703		€71		€160	6,829	€—	€6,829
Attributable to Non controlling interests	€383	€6	€—		€9	(i)	€—		€(393)	5	€—	€5
Consolidated profit (loss) from discontinued operations	—	3,930	—		—		—		—	3,930	—	3,930
Consolidated profit (loss)	€3,584	€6,630	€—		€712		€71		€(233)	€10,764	€—	€10,764
Attributable to Owners of the parent	€3,201	€6,622	€—		€703		€71		€160	€10,757	€—	€10,757
Attributable to Non controlling interests	€383	€8	€—		€9	(i)	€—		€(393)	€7	€—	€7

Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent	€3.58	€1.72								€2.19		€2.19
Basic weighted average number of shares (thousand)	894,402	1,564,114								3,119,935		3,119,935
Diluted earnings per €1 par value share of continuing operations - attributable to Owners of the parent	€3.40	€1.71								€2.12		€2.12
Diluted weighted average number of shares (thousand)	941,732	1,570,850								3,227,562		3,227,562

See accompanying "—Notes to Unaudited Pro Forma Condensed Combined Financial Information".

Notes To Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – The Merger

The Merger will be accounted for under the acquisition method of accounting in accordance with IFRS 3, with Peugeot S.A. identified as the accounting acquirer (reverse acquisition accounting). Any excess of the equity consideration of PSA deemed to be transferred to FCA Shareholders over the fair value of FCA's net assets will be recorded as goodwill.

Computation of the preliminary consideration transferred

PSA Shareholders will receive FCA Common Shares as consideration in connection with the Merger as discussed above. However, as required in IFRS 3, the consideration transferred will be calculated as if Peugeot S.A., as the accounting acquirer, issues shares to the shareholders of the accounting acquiree, FCA N.V., and therefore the unaudited pro forma condensed combined financial information reflects the preliminary consideration transferred as the estimated fair value of equity that would have been issued by Peugeot S.A. This preliminary value of the consideration transferred has been measured based on the closing price of Peugeot S.A.'s shares of €18.40 per share on November 10, 2020. The value of the preliminary consideration transferred below is not necessarily indicative of the actual consideration that will be transferred at the Effective Time of the Merger. The total consideration transferred will be based on the fair value of the equity deemed to be issued by Peugeot S.A. based on Peugeot S.A.'s share price at the Effective Time.

The number of PSA Ordinary Shares that Peugeot S.A. is deemed to issue to FCA Shareholders under reverse acquisition accounting should provide the former FCA N.V. shareholders with the same ownership in the Combined Group as they will obtain in the Merger. Based on the number of shares of FCA N.V. and Peugeot S.A. that are issued and outstanding as of June 30, 2020, adjusted for (i) the changes in issued and outstanding shares of FCA N.V. and Peugeot S.A. through November 10, 2020, and (ii) the 10 million of PSA Ordinary Shares repurchased by Peugeot S.A. from Dongfeng on September 23, 2020, which were cancelled, under the Share Repurchase Agreement, the respective percentages of ownership of PSA and the former FCA N.V. shareholders would be as follows:

	Number of shares issued and outstanding as of November 10, 2020		Exchange Ratio	Adjusted number of shares on completion (i.e. Stellantis shares)		Exchange Ratio	Deemed number of shares for consideration transferred calculation
	(a)		(b)	(c) = (a) * (b)		(d)	(e) = (c) / (d)
Peugeot S.A.	887,037,978	(1)	1.742	1,545,220,158	49.53%	1.742	887,037,978	49.53%
FCA N.V.	1,574,714,499	(2)	1	1,574,714,499	50.47%	1.742	903,969,288	50.47%
Total				3,119,934,657			1,791,007,266
___________________________________________________________________________________________________________
(1) Number of shares as of November 10, 2020, net of 7.8 million treasury shares and after deduction of 10 million shares repurchased by Peugeot S.A. from Dongfeng, on September 23, 2020 as provided in the Share Repurchase Agreement. The related liability of €451 million recorded by Peugeot S.A. in Current financial liabilities in the consolidated statement of financial position as of June 30, 2020 has been adjusted in the unaudited pro forma condensed combined financial information as an elimination of the liability with a reduction in cash for €164 million and an increase in the Net financial income (expense) for €122 million in the 2019 pro forma condensed combined statement of income, as described in the table below. Refer to Note 7 – Other adjustments for additional information.
(2) The number of shares as of November 10, 2020 includes 7.2 million shares that vested during 2020 in connection with FCA's Equity Incentive Plan.

The table below shows the amount recognized in the unaudited pro forma condensed combined financial information as the estimated adjustment to reduce the balance of the current liability after giving effect to the repurchase of 10 million PSA Ordinary Shares which occurred on September 23, 2020, and due to movements in Peugeot S.A. share price from June 30, 2020 to November 10, 2020, and considering the assumption that the liability has been eliminated as the option for Dongfeng to sell to Peugeot S.A. expires at the Effective Time. Refer to Note 7 – Other adjustments for additional information.

(€ million)
Current financial liability as of June 30, 2020	451
Re measurement of the liability - Net financial expense	94

Current financial liability as of November 10, 2020	545
Less 10 million PSA shares repurchased by PSA on September 23, 2020	164
Elimination of the remaining liability through equity	€381

The computation of the PSA's preliminary consideration transferred under reverse acquisition accounting is summarized as follows:

Number of PSA Ordinary Shares deemed to be issued to FCA Shareholders under reverse acquisition accounting	Number of shares	903,969,288
Market price of PSA Ordinary Share as of November 10, 2020	€	€18.40
Fair value of common shares deemed to be issued to FCA Shareholders as of November 10, 2020	€ million	€16,633

Preliminary Purchase Accounting

Under the acquisition method of accounting, FCA's assets and liabilities will generally be recorded at their fair values at the date of the completion of the Merger. The unaudited pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets as of June 30, 2020 and have been prepared to illustrate the estimated effect of the Merger.

For the purpose of the unaudited pro forma condensed combined financial information, a preliminary fair value exercise has been performed focusing on selected items of Property, Plant and Equipment, Research and Development expenditures including In-Process Research & Development and Trademarks that were deemed as potentially exposed to significant fair value adjustments.

The purchase accounting is dependent upon certain valuations and other studies that have not yet been fully completed. Accordingly, the preliminary purchase accounting is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted at and following the completion of the Merger. The final valuations could differ materially from the preliminary fair valuations presented below and, as such, no assurances can be provided regarding the preliminary purchase accounting.

The FCA net assets acquired have been adjusted for the FCA Extraordinary Dividend.

The following table summarizes the preliminary purchase accounting and the determination of the preliminary goodwill, with the excess of the preliminary consideration to be transferred to FCA Shareholders over the fair value of FCA's net asset reflected as goodwill:

(€ million)
Calculation of preliminary goodwill
Fair value of common shares deemed to be issued to FCA Shareholders as of November 10, 2020	€16,633

Carrying amount of identifiable assets acquired and liabilities assumed:
Total assets acquired	93,608
Total liabilities assumed	(68,832)
Carrying amount of net assets acquired as of June 30, 2020	24,776
Less: transaction costs estimated to be incurred after June 30, 2020 by FCA	(23)
Less: FCA Extraordinary Dividend	(2,900)
Adjusted carrying amount of assets acquired	21,853
Less: pre-existing FCA Goodwill	(11,097)
Fair value adjustments on Intangibles	3,880
Fair value adjustments on Property, plant and equipment	(3,528)
Fair value adjustments on Inventories	414

Fair value adjustments on Equity method investments	284
Deferred tax impact of fair value adjustments	(362)
Impairment of deferred tax assets and other tax effects	(167)
Employee benefits adjustment	(1,143)
Fair value adjustments to Non-controlling interest	45
Fair value adjustments on Financial liabilities	253
Preliminary fair value of net assets acquired	10,432
Preliminary goodwill	€6,201

Sensitivity Analysis in connection with Peugeot S.A. share price

The following table provides a sensitivity analysis for changes in the Peugeot S.A. share price and the impact on the preliminary consideration transferred:

	Peugeot S.A. share price	Preliminary consideration transferred	Preliminary Goodwill
	€	€ million	€ million
Peugeot S.A. share price at November 10, 2020	€18.40	€16,633	€6,201
Peugeot S.A. share price +5% compared to base case	19.32	17,465	7,033
Peugeot S.A. share price -5% compared to base case	€17.48	€15,801	€5,369

Note 2 – PSA Historical Condensed

For the purpose of the unaudited pro forma condensed combined financial information, the unaudited historical consolidated statement of financial position as of June 30, 2020 and historical condensed consolidated statement of income for the six months ended June 30, 2020 and historical condensed consolidated statement of income for the year ended December 31, 2019 are derived, respectively, from PSA's interim consolidated statement of financial position as of June 30, 2020, and interim consolidated statement of income for the six months ended June 30, 2020 and consolidated statement of income for the year ended December 31, 2019.

	At June 30, 2020
	PSA Historical Consolidated	Aggregation		PSA Historical Condensed
		( € million)
Assets
Goodwill	€4,385	€—		€4,385
Intangible assets	10,543	—		10,543
Property, plant and equipment	16,530	—		16,530
Equity method Investments - manufacturing and sales companies	547	(547)	(i)	—
Equity method investments - finance companies	2,592	(2,592)	(i)	—
Equity method investments	—	3,139	(i)	3,139
Other non-current financial assets - manufacturing and sales companies	667	(667)	(ii)	—
Other non-current financial assets - finance companies	1	(1)	(ii)	—
Other non-current assets	1,893	(1,893)	(ii)	—
Deferred tax assets	1,043	—		1,043
Other non-current receivables and assets	—	2,561	(ii)	2,561

Total non-current assets	38,201	—		38,201
Loans and receivables - finance companies	34	(34)	(iii)	—
Short-term investments - finance companies	71	(71)	(iii)	—
Inventories	6,399	—		6,399
Trade receivables	2,485	(2,485)	(iii)	—
Current taxes	245	(245)	(iii)	—
Other receivables	3,122	(3,122)	(iii)	—
Derivative financial instruments on operating - assets	131	(131)	(iii)	—
Trade and other receivables	—	6,088	(iii)	6,088
Current financial assets	808	—		808
Cash and cash equivalents - manufacturing and sales companies	15,283	(15,283)	(iv)	—
Cash and cash equivalents - finance companies	503	(503)	(iv)	—
Cash and cash equivalents	—	15,786	(iv)	15,786
Assets held for sale	—	140	(vii)	140
Total current assets	29,081	140		29,221
Assets held for sale	140	(140)	(vii)	—
TOTAL ASSETS	€67,422	€—		€67,422

	At June 30, 2020
(€ million)	PSA Historical Consolidated	Aggregation		PSA Historical Condensed
	(€ million)
Equity and Liabilities
Equity
Share capital	€905	€(905)	(v)	€—
Treasury shares	(183)	183	(v)	—
Retained earnings and other accumulated equity, excluding non controlling interests	18,862	(18,862)	(v)	—
Total stockholders' equity	—	19,584	(v)	19,584
Non controlling interests	2,410	—		2,410
Total equity	21,994	—		21,994
Non-current financial liabilities	11,565	—		11,565
Other non-current liabilities	5,008	—		5,008
Non-current provisions	1,362	—		1,362
Deferred tax liabilities	872	—		872
Total non-current liabilities	18,807	—		18,807
Financing liabilities - finance companies	251	(251)	(vi)	—
Current provisions	4,332	—		4,332
Trade payables	10,280	—		10,280
Current taxes	510	(510)	(vi)	—
Other payables	8,770	(8,770)	(vi)	—
Derivative financial instruments on operating - liabilities	95	(95)	(vi)	—
Other current payables	—	9,626	(vi)	9,626
Current financial liabilities	2,301	—		2,301
Liabilities held for sale	—	82	(vii)	82
Total current liabilities	26,539	82		26,621
Liabilities held for sale	82	(82)	(vii)	—

TOTAL EQUITY AND LIABILITIES	€67,422	€—	€67,422

Regarding PSA's unaudited historical interim consolidated statement of financial position, as permitted, the following aggregations have been made:

(i)	Equity method investments – Manufacturing and sales companies and Equity method investment – Finance companies are grouped together within Equity method investments;

(ii)
Other non-current financial assets - manufacturing and sales companies, Other non-current financial assets - finance companies, and Other non-current assets are grouped together within Other non-current receivables and assets;

(iii)
Loans and receivables – finance companies, Short-term investments – finance companies, Trade receivables, Other receivables, Current taxes, and Derivative financial instruments on operating – assets are grouped together within Trade and other receivables;

(iv)	Cash and cash equivalents - manufacturing and sales companies and Cash and cash equivalents – finance companies are grouped together within Cash and cash equivalents;

(v)	Share capital, Treasury shares, Retained earnings and other accumulated equity, excluding non controlling interests are grouped together within Total stockholders' equity;

(vi)	Financing liabilities – finance companies, Current taxes, Other payables and Derivative financial instruments on operating – liabilities are grouped together within Other current payables; and

(vii)	Assets and liabilities held for sale have been included in Total current assets and Total current liabilities, respectively.

Regarding PSA's historical consolidated statements of income, the following line items have been condensed for presentation purposes:

●
Financial income (€280 million for June 30, 2020 and €192 million for 2019) and Financial expenses (€-228 million for June 30, 2020 and €-536 million for 2019), aggregate altogether within Net financial income (expense); and

●	Current taxes (€-231 million for June 30, 2020 and €-816 million for 2019) and Deferred taxes (€9 million for June 30, 2020 and €100 million for 2019), aggregate altogether within Income taxes.

Note 3 – FCA Historical Condensed

The following reclassifications have been made to present FCA's historical semi-annual condensed consolidated statement of financial position as of June 30, 2020 consistent with PSA's condensed presentation in the unaudited pro forma condensed combined statement of financial position as of June 30, 2020. FCA's historical semi-annual condensed consolidated statement of financial position as of June 30, 2020 is included in the unaudited consolidated financial statements of FCA as of and for the three and six months ended June 30, 2020 contained in FCA's Semi-Annual Report and incorporated by reference into this Prospectus.

	At June 30, 2020
	FCA Historical Consolidated	Reclassification		FCA Historical Condensed
	(€ million)
Assets
Goodwill and intangible assets with indefinite useful lives	€14,299	€—		€14,299
Other intangible assets	12,715	—		12,715
Property, plant and equipment	28,063	—		28,063
Investments accounted for using the equity method	1,953	(1,953)	(i)	—
Equity method investments	—	1,953	(i)	1,953
Other financial assets	247	(247)	(ii)	—

Deferred tax assets	1,181	—		1,181
Other receivables	1,882	(1,882)	(ii)	—
Tax receivables	103	(103)	(ii)	—
Prepaid expenses and other assets	457	(457)	(ii)	—
Other non-current assets	732	(732)	(ii)	—
Other non-current receivables and assets	—	3,421	(ii)	3,421
Total Non-current assets	61,632	—		61,632
Inventories	9,639	—		9,639
Assets sold with a buy-back commitment	1,318	—		1,318
Trade and other receivables	5,251	(5,251)	(iii)	—
Tax receivables	248	(248)	(iii)	—
Prepaid expenses and other assets	495	(495)	(iii)	—
Trade and other receivables	—	5,994	(iii)	5,994
Other financial assets	805	—		805
Cash and cash equivalents	13,914	—		13,914
Asset held for sale	306	—		306
Total current assets	31,976	—		31,976
Total Assets	€93,608	€—		€93,608

	At June 30, 2020
	FCA Historical Consolidated	Reclassification		FCA Historical Condensed
	(€ million)
Equity and liabilities
Equity attributable to owners of the parent	€24,776	€(24,776)	(iv)	€—
Total stockholders' equity	—	24,776	(iv)	24,776
Non-controlling interests	124	(124)	(iv)	—
Non controlling interests	—	124	(iv)	124
Total equity	24,900	—		24,900
Long-term debt	15,625	(15,625)	(v)	—
Non-current financial liabilities	—	15,648	(v)	15,648
Employee benefits liabilities	8,551	(8,551)	(vi)	—
Provisions	4,939	(4,939)	(vi)	—
Non-current provisions	—	13,490	(vi)	13,490
Other financial liabilities	23	(23)	(v)	—
Deferred tax liabilities	1,778	—		1,778
Tax liabilities	281	(281)	(vii)	—
Other liabilities	2,326	(2,326)	(vii)	—
Other non-current liabilities	—	2,607	(vii)	2,607
Total Non-current liabilities	33,523	—		33,523
Trade payables	15,957	—		15,957
Short-term debt and current portion of long-term debt	4,827	(4,827)	(viii)	—
Current financial liabilities	—	5,513	(viii)	5,513
Employee benefit liabilities	477	(477)	(ix)	—
Provisions	7,126	(7,126)	(ix)	—
Current provisions	—	7,603	(ix)	7,603
Other financial liabilities	686	(686)	(viii)	—

Tax liabilities	101	(101)	(x)	—
Other liabilities	5,837	(5,837)	(x)	—
Other current payables	—	5,938	(x)	5,938
Liabilities held for sale	174	—		174
Total current liabilities	35,185	—		35,185
Total Equity and liabilities	€93,608	€—		€93,608

Regarding FCA's unaudited historical semi-annual condensed consolidated statement of financial position, as permitted, the following reclassifications have been made:

(i)	Investments accounted for using the equity method are reclassified to Equity method investments;

(ii)
Non-current: Other financial assets, Other receivables, Tax receivables, Prepaid expenses and other assets and Other non-current assets are all reclassified to Other non-current receivables and assets;

(iii)	Current: Trade and other receivables, Tax receivables, Prepaid expenses and other assets are all reclassified to Trade and other receivables;

(iv)	Equity attributable to owners of the parent is reclassified to Total stockholders' equity, and Non-controlling interests is reclassified to non-controlling interests;

(v)	Long-term debt and Other financial liabilities are reclassified to Non-current financial liabilities;

(vi)	Non-current: Employee benefit liabilities and Provisions are reclassified to Non-current provisions;

(vii)	Non-current: Tax liabilities and Other liabilities are reclassified to Other non-current liabilities;

(viii)	Short-term debt and current portion of long-term debt and Other financial liabilities are reclassified to Current financial liabilities;

(ix)	Current: Employee benefit liabilities and Provisions are reclassified to Current provisions; and

(x)	Current: Tax liabilities, Other liabilities are reclassified to Other current payables.

The following reclassifications have been made to present FCA's historical semi-annual condensed consolidated income statement for the six months ended June 30, 2020 consistent with PSA's condensed presentation in the unaudited pro forma condensed combined statement of income for the six months ended June 30, 2020. FCA's historical semi-annual condensed consolidated income statement for the six months ended June 30, 2020 is included in the unaudited semi-annual condensed consolidated financial statements of FCA as of and for the three and six months ended June 30, 2020 contained in FCA's Semi-Annual Report and incorporated by reference into this Prospectus.

	For the six months ended June 30, 2020
	FCA Historical Consolidated	Reclassification		FCA Historical Condensed
	(€ million)
Net revenues	€32,274	€(32,274)	(i)	€—
Revenue	—	32,274	(i)	32,274
Cost of revenues	29,921	(29,921)	(ii)	—
Cost of goods and service sold	—	29,921	(ii)	29,921
Selling, general and other costs	2,480	(2,480)	(iii)	—
Selling, general and administrative expenses	—	2,480	(iii)	2,480
Research and development costs	1,509	(1,509)	(iv)	—
Research and development expenses	—	1,509	(iv)	1,509
Result from investments	73	(73)	(v)	—
Gains on disposal of investments	4	(4)	(vi)	—
Restructuring costs	43	—		43

Other operating income (expense)	—	4	(vi)	4
Operating Income (loss)				(1,675)
Net financial expenses	450	(450)	(vii)	—
Net financial income (expenses)	—	450	(vii)	450
Profit before taxes	(2,052)
Income (loss) before tax of fully consolidated companies				(2,125)
Tax expense	690	(690)	(viii)	—
Income taxes	—	690	(viii)	690
Net profit from continuing operations	(2,742)
Share in net earnings of equity method investments		73	(v)	73
Consolidated profit (loss) from continuing operations				€(2,742)
Profit from discontinued operations, net of tax	—	—		—
Consolidated profit (loss) from discontinued operations		—		—
Net profit	(2,742)
Consolidated profit (loss) for the period				(2,742)

The following reclassifications have been made to present FCA's historical consolidated income statement for the financial year ended December 31, 2019 consistent with PSA's condensed presentation in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2019. FCA's historical consolidated income statement for the year ended December 31, 2019 is included in the audited consolidated financial statements of FCA as of and for the year ended December 31, 2019 contained in the FCA 2019 Annual Report incorporated by reference into this Prospectus.

	For the year ended December 31, 2019
	FCA Historical Consolidated	Reclassification		FCA Historical Condensed
	(€ million)
Net revenues	€108,187	€(108,187)	(i)	€—
Revenue	—	108,187	(i)	108,187
Cost of revenues	93,164	(93,164)	(ii)	—
Cost of goods and service sold	—	93,164	(ii)	93,164
Selling, general and other costs	6,455	(6,455)	(iii)	—
Selling, general and administrative expenses	—	6,455	(iii)	6,455
Research and development costs	3,612	(3,612)	(iv)	—
Research and development expenses	—	3,612	(iv)	3,612
Result from investments	209	(209)	(v)	—
Gains on disposal of investments	15	(15)	(vi)	—
Restructuring costs	154	—		154
Other operating income (expense)	—	15	(vi)	15
Operating Income (loss)				4,817
Net financial expenses	1,005	(1,005)	(vii)	—
Net financial income (expenses)	—	1,005	(vii)	1,005
Profit before taxes	4,021
Income (loss) before tax of fully consolidated companies				3,812
Tax expense	1,321	(1,321)	(viii)	—

Income taxes	—	1,321	(viii)	1,321
Net profit from continuing operations	2,700
Share in net earnings of equity method investments		209	(v)	209
Consolidated profit (loss) from continuing operations				€2,700
Profit from discontinued operations, net of tax	3,930	(3,930)	(ix)	—
Consolidated profit (loss) from discontinued operations		3,930	(ix)	3,930
Net profit	6,630
Consolidated profit (loss) for the period				6,630

Regarding FCA's historical consolidated income statement, the following reclassifications have been made:

(i)	Net revenues are reclassified to Revenue;

(ii)	Cost of revenues are reclassified to Cost of goods and services sold;

(iii)	Selling, general and other costs are reclassified to Selling, general and administrative expenses;

(iv)	Research and development costs are reclassified to Research and development expenses;

(v)	Results from investments are reclassified to Share in net earnings of equity method investments;

(vi)	Gains on disposal of investments are reclassified to Other operating income (expense);

(vii)	Net financial expenses are reclassified to Net financial income (expenses);

(viii)	Tax Expense are reclassified to Income taxes; and

(ix)	Profit from discontinued operations, net of tax is reclassified to Consolidated profit (loss) from discontinued operations.

Note 4 - FCA Reclassifications

The following reclassifications have been made to align FCA's historical semi-annual condensed consolidated statement of financial position as of June 30, 2020 and FCA's historical semi-annual condensed consolidated income statement for the six months ended June 30, 2020 and FCA's historical consolidated income statement for the financial year ended December 31, 2019 with PSA's presentation and accounting policies in the unaudited pro forma condensed combined statement of financial position as of June 30, 2020 and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2020 and for the year ended December 31, 2019. FCA's historical semi-annual condensed consolidated statement of financial position as of June 30, 2020 and FCA's historical semi-annual condensed consolidated income statement for the six months ended June 30, 2020 are included in the FCA's unaudited Semi-Annual Report incorporated by reference into this Prospectus. FCA's historical consolidated income statement for the financial year ended December 31, 2019 is included in the audited consolidated financial statements of FCA as of and for the year ended December 31, 2019 contained in FCA's Annual Report incorporated by reference into this Prospectus.

(a)
Represents the reclassification of historical FCA Semi-annual condensed consolidated statement of financial position as of June 30, 2020 to conform to PSA's financial statement presentation. Intangibles with indefinite useful life €3,202 million have been reclassified together with the Other intangible asset to the Intangible assets line item. In addition, Intangible assets have been reduced for government grants of €6 million, in accordance with PSA's accounting policy as allowed by IAS 20;

(b)
Represents the reclassification of historical FCA Semi-annual condensed consolidated statement of financial position as of June 30, 2020 of Assets sold with a buy-back commitment to Property, plant and equipment for €1,318 million to conform to PSA's financial statement presentation;

(c)
Represents the reclassification of historical FCA Semi-annual condensed consolidated statement of financial position as of June 30, 2020 for line items Non-Current Other receivables of €1,882 million, Non-current Prepaid expenses and other assets of €457 million, Non-current Tax receivables of €103 million, all to the line item Trade and other receivables to conform to PSA's financial statement presentation;

(d)
Primarily represents the reclassification of historical FCA Semi-annual condensed consolidated statement of financial position as of June 30, 2020 of Property, plant and equipment that has been adjusted to give effect to PSA's accounting policy election under IAS 20 to record government grants of €486 million, as a reduction of assets. Such amounts along with the €6 million in note a) above were previously recorded by FCA as deferred revenue, as permitted under IAS 20, of which €63 million was recorded in Current liabilities and €429 million was recorded in Non-current liabilities in the historical FCA consolidated statement of financial position;

(e)
Represents the reclassifications of historical FCA Semi-annual condensed consolidated statement of financial position as of June 30, 2020 in order to conform to PSA's classification of Current provisions and Non-current provisions, which are based on the operating cycle. FCA's historical Non-current provision of €4,939 million is reclassified to Current provision, the Non-current portion of the Employee benefit liabilities - Other provision for employees of €603 million is reclassified to Current provision and the current Employee benefit liabilities of €229 million, of which Pension benefits of €36 million, Health care and life insurance plans of €132 million and Other post-employment benefits of €61 million, is reclassified to Non-current provisions;

(f)
Represents the reclassification of product warranty and recall campaign costs from Cost of goods and service sold to Selling, general and administrative expenses to conform to PSA's financial statement presentation;

(g)
Represents the reclassification of €348 million from Cost of goods and service sold and €295 million from Research and development costs to Impairment of CGUs to conform to PSA's financial statement presentation for the six months ended June 30, 2020, and the reclassification of €563 million from Cost of goods and service sold and €949 million from Research and development costs to Impairment of CGUs for the year ended December 31, 2019.

Note 5 – FCA Extraordinary Dividend

Represents the FCA Extraordinary Dividend of €2.9 billion that, in accordance with the Combination Agreement Amendment, is intended to be distributed to the former FCA N.V. shareholders.

Note 6 – Preliminary Purchase Price Allocations

The following is a description of each significant preliminary fair value adjustment:

(a)	Preliminary goodwill

The following table presents the calculation of preliminary goodwill and the estimated preliminary pro forma adjustment to goodwill at June 30, 2020:

At June 30, 2020
(€ million)
Preliminary consideration for Peugeot S.A. acquisition of FCA N.V.	€16,633
Less: preliminary fair value of FCA's net assets acquired	10,432
Preliminary goodwill	6,201
Less: Pre-existing FCA Goodwill	(11,097)
Net preliminary adjustment to goodwill	€(4,896)

The following table presents a summary of the preliminary fair values of the FCA's net assets acquired by Peugeot S.A.:

At June 30, 2020
(€ million)
Intangible assets	€19,791
Property, plant and equipment	25,367
Equity method investments	2,237
Deferred tax assets	1,198
Inventories	10,053
Trade and other receivables	8,436
Cash and cash equivalents	11,014
Other assets	1,707
Assets held for sale	306
Total assets	80,109

Financial liabilities	20,908
Provisions	22,159
Deferred tax liabilities	2,309
Trade payables	15,980
Other liabilities	8,068
Non-controlling interests	79
Liabilities held for sale	174
Total liabilities and non-controlling interests	69,677

Preliminary fair value of net assets acquired	€10,432

The significant preliminary fair value adjustments are presented below:

(b)	Intangible assets

The preliminary fair value adjustment to intangible assets is summarized below:

	At June 30, 2020
	€ million	Estimated weighted average remaining useful life in years
Estimated preliminary fair value of intangible assets
Brands	€10,367	Indefinite
Research and development costs	4,560	10
Dealer network	76	12
Other intangible assets(2)	4,788
	19,791
Less: net historical carrying value(1)	15,911
Estimated preliminary pro forma adjustment	€3,880
___________________________________________________________________________________________________________
(1)
Comprised of €3,202 million of brands and €12,715 million of other intangible assets from FCA's historical semi-annual condensed consolidated statement of financial position as of June 30, 2020, net of €6 million of government grants to align with PSA's financial statement presentation.

(2)
Other intangible assets are those intangibles whose carrying values approximates their fair values, which are primarily research and development costs for approximately €3.0 billion, as well as, patents, concessions, licenses, and regulatory credits for the remaining €1.8 billion.

The preliminary fair value of brands was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite and therefore no amortization charge with respect to brands has been included.

For Research and development costs, the preliminary fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The preliminary fair value for the Dealer network has been assessed using the replacement cost method.

Amortization has been calculated on the estimated preliminary fair value adjustments taking into account the estimated remaining useful life of the acquired assets. Their estimated remaining useful lives are based on a preliminary evaluation; as further evaluation is performed, there could be changes in the estimated remaining useful lives. The related change in amortization as a result of the preliminary fair value adjustments was a decrease of amortization expense of €259 million and €757 million for the six months ended June 30, 2020 and for the year ended December 31, 2019, respectively, which have been recorded within Research and development costs in the unaudited pro forma condensed combined statements of income.

(c)	Property, plant and equipment

The preliminary fair value adjustment to property, plant and equipment is summarized below:

	At June 30, 2020
	€ million	Estimated weighted average remaining useful life in years
Estimated preliminary fair value of Property, plant and equipment	€25,367	10
Less: net historical carrying value(1)	28,895
Estimated preliminary pro forma adjustment	€(3,528)
___________________________________________________________________________________________________________
(1)
Comprised of €28,063 million of property, plant and equipment from FCA's historical semi-annual condensed consolidated statements of financial position as of June 30, 2020, plus €1,318 million of assets sold with a buy-back commitment and less €486 million of government grants to align with PSA's financial statement presentation.

The preliminary fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the preliminary fair value of land.

Depreciation has been calculated on the estimated preliminary fair value adjustments taking into account the estimated remaining useful life of the acquired assets. Their estimated remaining useful lives are based on a preliminary evaluation; as further evaluation is performed, there could be changes in the estimated remaining useful lives. The related change in depreciation as a result of the preliminary fair value adjustments was a decrease in depreciation expense of €177 million and €436 million for the six months ended June 30, 2020 and for the year ended December 31, 2019, respectively, which have been recorded within Cost of goods and service sold in the unaudited pro forma condensed combined statements of income.

(d)	Equity method investments

The preliminary fair value adjustment to equity method investments is summarized below:

At June 30, 2020
(€ million)
Estimated preliminary fair value of Equity method investments	€2,237
Less: net historical carrying value	1,953
Estimated preliminary pro forma adjustment	€284

The preliminary fair value of equity method investments was determined based on quoted market prices, where available, or through a combination of the dividend discount model, the trading multiples method and the regression analysis method.

(e)	Deferred taxes

Represents the combined effects of the following (i) tax effects on the preliminary fair value adjustments reflected in the unaudited pro forma condensed combined financial information, resulting in an increase in Deferred tax assets of €169 million and an increase in Deferred tax liabilities of €531 million; and (ii) the impairment of Deferred tax assets of €152 million and the recognition of a tax liability of €15 million, all as a consequence of the change in FCA N.V.'s tax residency from the UK to the Netherlands.

The tax effects of the preliminary fair value adjustments were calculated based on statutory tax rates applicable in the relevant jurisdictions where the related temporary differences are expected to reverse in future periods. Deferred tax assets were only recognized to the extent it is probable that they will be recovered.

(f)	Inventories

The preliminary fair value adjustment to inventories is summarized below:

At June 30, 2020
(€ million)
Estimated preliminary fair value of Inventories	€10,053
Less: net historical carrying value	9,639
Estimated preliminary pro forma adjustment	€414

The preliminary fair value adjustment to work-in-process and finished goods Inventories was determined as the estimated selling prices, less the sum of (i) the cost to complete work-in-process, (ii) the cost of disposal, (iii) a reasonable profit allowance for the selling effort, (iv) an implied brand royalty charge and (v) holding costs. The book value of raw materials, which are measured at the lower of cost and net realizable value and which have a high turnover, is considered to approximate fair value.

The increase in the value of inventories has been recognized within Cost of goods and service sold in the unaudited pro forma condensed combined statement of income for the year ended 2019.

(g)	Financial liabilities

Reflects the preliminary fair value adjustment to financial liabilities not measured at fair value in FCA's historical audited consolidated financial statements at June 30, 2020, resulting in a step down of Non-current financial liabilities of €273 million and a step up of Current financial liabilities of €20 million based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustment to financial liabilities resulted in an increase in interest expense (due to the increase of the effective interest rate), of €36 million and €54 million for the six months ended June 30, 2020 and for the year ended December 31, 2019, respectively, which have been recorded in Net financial income (expense) in the unaudited pro forma condensed combined statements of income.

(h)	Employee benefits

Reflects the preliminary fair value adjustment to the employee benefits liabilities and plan assets. The present value of defined benefit obligations has been measured using actuarial techniques and actuarial assumptions by using the Projected Unit Credit Method. Plan assets have been measured at fair value.

●	€1,066 million was recorded to increase pension obligations within Non-current provisions in the unaudited pro forma condensed combined statement of financial position as of June 30, 2020;

●	€77 million was recorded to decrease the plan assets within Other Non-current receivables and assets in the unaudited pro forma condensed combined statement of financial position as of June 30, 2020;

●	€14 million was recorded to decrease cost of goods and service sold in the unaudited pro forma condensed combined statement of income for the six months ended June 30, 2020.

(i)	Non-controlling interest

Reflects the portion of preliminary fair value adjustments attributable to non-controlling interests.

(j)	Income taxes

Represents the tax effects of the preliminary purchase price allocation adjustments.

Note 7 – Other adjustments

(a)
Represents the elimination of the intercompany balances of Sevel with PSA (€-157 million) and FCA (€-136 million). Sevel is a joint operation owned 50 percent each by both PSA and FCA, and upon completion of the Merger, the Combined Group will hold 100 percent of Sevel, which will be fully consolidated from that date;

(b)	Represents €164 million paid for the 10 million PSA Ordinary Shares repurchased on September 23, 2020 (Refer to Note 1 – The Merger);

(c)
Represents the combined effects of (i) the non-recurring adjustment of €287 million resulting from the reassessment and elimination of the commitment to repurchase the PSA Ordinary Shares from Dongfeng under the amended Share Repurchase Agreement (Refer to Note 1 – The Merger) and (ii) the expected transaction costs to be incurred prior to the closing of the Merger by PSA (€32 million, net of income tax of €17 million) and by FCA (€23 million);

(d)
Represents the combined effects of (i) the expected additional transaction costs to be incurred prior to the closing of the Merger by PSA (€49 million) and FCA (€23 million) and (ii) the elimination of the intercompany balances of Sevel, in the historical PSA consolidated statement of financial position as of June 30, 2020 (€-157 million) and in the historical FCA consolidated statement of financial position as of June 30, 2020 (€-167 million);

(e)	Represents the tax effects related to the expected additional transaction costs to be incurred by PSA prior to the closing of the Merger (€17 million);

(f)
Represents the combined effects of (i) the elimination of the commitment as of June 30, 2020, to repurchase PSA Ordinary Shares from Dongfeng under the Share Repurchase Agreement (€451 million) (Refer to Note 1 – The Merger) and (ii) the elimination of the intercompany balances with Sevel, in the historical FCA consolidated statement of financial position as of June 30, 2020 (€31 million);

(g)
Represents the elimination of the intercompany transactions with Sevel, in the historical PSA consolidated statement of income (€-155 million for June 30, 2020 and €-227 million for 2019) and in the historical FCA consolidated income statement (€-78 million for June 30, 2020 and €-205 million for 2019);

(h)
Represents for the year end 2019, the elimination of the incurred Merger related transaction costs in the historical 2019 FCA consolidated income statement (€17 million), the transaction costs incurred by PSA in the unaudited interim consolidated statement of income for the six months ended June 30, 2020 (€54 million) and the additional transaction costs expected to be incurred prior to the closing of the Merger by PSA as accounting acquirer (€49 million). Transactions costs previously incurred as of December 31, 2019 are reflected in the historical PSA consolidated statement of income (€25 million). For the six months ended June 30, 2020, the adjustments represent the elimination of the incurred merger related transaction costs in the historical PSA statement of income €54 million for June 30, 2020 and in the historical FCA's unaudited semi-annual condensed consolidated income statement €7 million for June 30, 2020. These costs are not expected to have a continuing impact on the Combined Group;

(i)
Represents for the year ended December 31, 2019, the re-measurement as of November 10, 2020 of the commitment to repurchase PSA Ordinary Shares from Dongfeng, and the impact of the 10 million PSA Ordinary Shares repurchased on September 23, 2020, for €122 million under the Share Repurchase Agreement (Refer to Note 1 – The Merger). This re-measurement does not have a continuing impact on the Combined Group. For the six months ended June 30, 2020, the adjustment represents the elimination of the re-

measurement as of June 30, 2020 of the commitment to repurchase PSA Ordinary shares from Dongfeng under the share repurchase agreement for €-216 million. This re-measurement does not have a continuing impact on the Combined Group; and

(j)
Represents for the year ended 2019 the tax effects of the merger related cost incurred and expected up to the closing of by PSA, and represent for the six months ended June 30, 2020 the tax effects of the merger related cost incurred by PSA in the six months ended June 30, 2020.

Note 8 – Loss of control of Faurecia

To reflect PSA's loss of control in Faurecia, Faurecia's assets and liabilities, as of June 30, 2020, included in PSA's historical consolidated statement of financial position are eliminated in the unaudited pro forma condensed combined statement of financial position. The revenues and expenses of Faurecia, for the six months ended June 30, 2020, and for the year ended 2019 included in PSA's historical consolidated statement of income are eliminated in the unaudited pro forma condensed combined statements of income and adjusted to reflect those intercompany transactions between Peugeot S.A. and Faurecia which will become third party transactions following the loss of control of Faurecia.

Following agreement between FCA and PSA, PSA announced on October 29, 2020 the sale of approximately 9.7 million ordinary shares of Faurecia, representing approximately seven percent of Faurecia's outstanding share capital, with proceeds of approximately €308 million, which has been reflected as an increase in Cash and cash equivalents. In accordance with IFRS10 – Consolidated financial statements, as the sale transaction does not result in a loss of control, the entire proceeds of the sale are recognized in equity. After (i) having converted, prior to the Effective Time, the manner in which it holds its remaining Faurecia ordinary shares resulting in the loss of the double voting rights attached to such Faurecia ordinary shares and (ii) having caused its representatives on the board of directors of Faurecia to resign effective the day preceding the Effective Time, which will collectively eliminate PSA's influence over Faurecia and result in a loss of control prior to the Effective Time, the remaining 54.3 million shares have been classified as an increase in Current financial assets of €2,038 million.

In accordance with IFRS 10, the loss of control, prior to the Effective Time, will give rise to a gain recognized through income.

Based on the Faurecia share price of €37.54 as of November 10, 2020, the gain is €432 million, calculated as the difference between Peugeot S.A.'s remaining carrying value of the net assets of Faurecia, including the reclassification of the currency translation reserve, and the fair value of the shares. The expected tax impact of the gain is immaterial. This one-time gain is reflected in Other operating income (expense) in the unaudited pro forma condensed combined statement of income for the year ended 2019.

Note 9 – Faurecia Distribution

The Faurecia Distribution is considered a probable transaction occurring promptly following the Merger whose impact was deemed useful to present on a voluntary basis as allowed by par. 122 of the ESMA Guidelines on disclosure requirements under the Prospectus Regulation, ESMA31-62-1426 of July 15, 2020.

After giving effect to the Merger, the unaudited pro forma condensed combined statement of financial position as of June 30, 2020 has been adjusted to reflect the intended Faurecia Distribution based on the Faurecia share price of €37.54 as a reduction of Current financial asset and Cash and cash equivalents for €2,038 million and €308 million respectively.

The 39,727,324 GM warrants issued by Peugeot S.A. in 2017 that will become exercisable in May 2022 (one PSA Ordinary Share for one warrant at the exercise price of €1) are entitled to receive the same dividends as paid to PSA Shareholders from the subscription date of the GM warrants to the date the GM warrants are exercised. Therefore, as a consequence of the Faurecia Distribution, and assuming said distribution would take the form of a distribution of reserves, a €51 million pro forma adjustment has been made to the unaudited pro forma condensed combined statement of financial position reflecting (i) as a liability in Non-current financial liabilities the 1.4 million fixed number of Faurecia shares that would be delivered to GM when the GM warrants are exercised and (ii) as an asset, in Other non-current receivables and assets, the 1.4 million non-consolidated Faurecia securities that would be retained by Stellantis at the time of the Faurecia Distribution. Since both the liability and the asset are measured at fair value through income based on Faurecia market price, there is no related pro forma adjustment on the pro forma condensed combined statement of income. The €51 million impact has been determined as follows:

			At November 10, 2020
Number of Stellantis Shares outstanding adjusted for the Share Repurchase Agreement	Number of shares	(a)	3,119,934,657
Number of GM warrants, converted with the exchange ratio of 1.742	Number of shares	(b)	69,204,998
Number of Faurecia Shares held by PSA (1)	Number of shares	(c)	63,960,006
Rights of GM warrants to Faurecia distribution, in number of Faurecia shares	Number of shares	(d) = (b) / ((a)+(b)) * (c)	1,387,946
Preliminary value of Faurecia distribution	€ million	(e)	€2,346
GM warrant liability estimation	€ million	(f) = ((e) / (c)) * (d)	€51

(1) Including the 9.7 million shares sold on November 2, 2020.

Note 10 – Pro forma Earnings per share

Pro forma basic earnings per share is calculated by dividing the pro forma profit from continuing operations attributable to equity owners of Stellantis by the pro forma weighted average number of shares outstanding, as adjusted for the Merger.

Pro forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the pro forma weighted average number of dilutive shares outstanding, as adjusted for the Merger. For the year ended December 31, 2019, for the purposes of the calculation of the pro forma diluted earnings per share, there were no instruments excluded from this calculation because of an anti-dilutive impact. For the six months ended June 30, 2020, for the purposes of the calculation of the pro forma diluted loss per share, as a result of the consolidated loss from continuing operations for the six months ended June 30, 2020, the theoretical effect that would arise if all outstanding instruments awards were exercised was not taken into consideration in this calculation as this would have had an anti-dilutive effect.

		For the six months ended June 30, 2020	For the year ended December 31, 2019
Pro forma profit from continuing operations attributable to the owners of Stellantis – Before Faurecia Distribution	€ million	€(1,742)	6,829
Pro forma profit from continuing operations attributable to the owners of Stellantis - Post Faurecia Distribution	€ million	€(1,742)	6,829

Pro forma basic weighted average number of shares	Millions of shares	3,119.9	(i) 3,119.9	(i)
Equity warrants delivered to General Motors Group	Millions of shares	-	69.2	(ii)
PSA - Performance share plans	Millions of shares	-	15.9	(iii)
FCA - Restricted and Performance share units	Millions of shares	-	22.6	(iv)
Pro forma diluted weighted average number of shares	Millions of shares	3,119.9	3,227.6

Pro forma basic earnings per share from continuing operations – Before Faurecia Distribution	€	€(0.56)	€2.19
Pro forma basic earnings per share from continuing operations – Post Faurecia Distribution	€	€(0.56)	€2.19

Pro forma diluted earnings per share from continuing operations – Before Faurecia Distribution	€	€(0.56)	€2.12
Pro forma diluted earnings per share from continuing operations – Post Faurecia Distribution	€	€(0.56)	€2.12

Regarding the pro forma basic and diluted earnings per share from continuing operations:

(i)	Pro forma weighted average number of outstanding Stellantis Common Shares at the date of closing of the Merger;
(ii)
The number of the equity warrants on PSA Ordinary Shares delivered to GM, amounting to 39,727,324, have been included in the diluted number of shares and converted with the exchange ratio of 1.742; and

(iii)
Pro forma weighted average number of outstanding Stellantis Common Shares resulting from dilutive equity instruments performance share plans issued by Peugeot S.A. and converted with the exchange ratio of 1.742; and

(iv)	Pro forma weighted average number of outstanding Stellantis Common Shares resulting from the equity instruments issued under FCA's Equity Incentive Plan.

Assurance Report of the Independent Auditor

To: the shareholders and board of directors of Fiat Chrysler Automobiles N.V.

Our opinion

We have examined the compilation of the pro forma condensed combined financial information of Fiat Chrysler Automobiles N.V. (the Company) based in Amsterdam, illustrating the impact of the merger between Fiat Chrysler Automobiles N.V. and Peugeot S.A. which is accounted for as a reverse acquisition under International Financial Reporting Standard 3 "Business Combinations" (IFRS 3) and the distribution of the shares of Faurecia S.E., included on the pages 233 to 256 of the prospectus dated 20 November of the Company regarding the listing and admission to trading of common shares in the share capital of the Company on the Mercato Telematico Azionario and Euronext Paris (the Prospectus).

In our opinion:

●	The pro forma condensed combined financial information has been properly compiled based on the applicable criteria stated in the pro forma condensed combined financial information

●	Such basis is consistent with the accounting policies of Peugeot S.A.

Our opinion has been formed on the basis of the matters outlined in this assurance report.

The pro forma condensed combined financial information comprises the pro forma condensed combined statement of financial position as at 30 June 2020, the pro forma condensed combined statement of income for the six months ended 30 June 2020, the pro forma condensed combined statement of income for the year ended 31 December 2019, and related notes as set out on the pages 233 to 256 of the Prospectus issued by the Company.

Basis for our opinion

We conducted our examination in accordance with Dutch law, including the Dutch Standard 3420, "Assurance-opdrachten om te rapporteren over het opstellen van pro forma financiële informatie die in een prospectus is opgenomen" (Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus). Our assurance engagement is aimed to obtain reasonable assurance about whether management compiled the pro forma condensed combined financial information, in all material aspects, based on the applicable criteria. Our responsibilities under this standard are further described in the section "Our responsibilities for the examination of the compilation of the pro forma condensed combined financial information".

We are independent of the Company in accordance with the "Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten" (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence requirements in the Netherlands. Furthermore we have complied with the "Verordening gedrags- en beroepsregels accountants" (VGBA, Dutch Code of Ethics).

We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Applicable criteria

For our assurance engagement, the following criteria apply:

●	The Commission Delegated Regulation (EU) 2019/980 to the proper compilation of the pro forma condensed combined financial information and the consistency of accounting policies

●
The assumptions made and disclosed by management in the basis of preparation of the pro forma condensed combined financial information, as set out in the notes to the pro forma condensed combined financial information

Application of IFRS 3 for reverse acquisitions under Commission Delegated Regulation (EU) 2019/980

As is clear from our opinion, the basis of preparation of the pro forma condensed combined financial information is consistent with the accounting policies of Peugeot S.A. Annex 20 of Commission Delegated Regulation (EU) 2019/980 requires the auditor to report that the basis of preparation of pro forma financial information is consistent with the accounting policies adopted by the issuer (in its last or next financial statements). Under Regulation (EC) No 1606/2002, both Fiat Chrysler Automobiles N.V. and Peugeot S.A. prepare their consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union. Management of Fiat Chrysler Automobiles N.V. and Peugeot S.A. determined that Peugeot S.A. is the acquirer for accounting purposes and as such, the merger between Fiat Chrysler Automobiles N.V. and Peugeot S.A. is accounted for as a reverse acquisition under IFRS 3. Following this determination, the accounting policies of Peugeot S.A. have been used in the preparation of the pro forma condensed combined financial information and pro forma adjustments have been made to conform the accounting policies of Fiat Chrysler Automobiles N.V. (the issuer) to the accounting policies of Peugeot S.A. Our opinion is not modified in respect of this matter.

Relevant matters relating to the scope of our examination

The unadjusted historical financial information has been derived from the condensed interim consolidated financial statements at 30 June 2020 of Peugeot S.A. for the pro forma condensed combined statement of financial position as at 30 June 2020 and the pro forma condensed combined statement of income for the six months ended 30 June 2020 and from the audited consolidated financial statements of Peugeot S.A. for the year ended 31 December 2019 for the pro forma condensed combined statement of income for the year ended 31 December 2019. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma condensed combined financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma condensed combined financial information.

The purpose of pro forma condensed combined financial information included in a prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of Peugeot S.A. as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at 1 January 2019 for the consolidated statement of income for the year ended 31 December 2019 and for the interim consolidated statement of income for the six months ended 30 June 2020 and at 30 June 2020 for the interim consolidated statement of financial position as at 30 June 2020 would have been as presented.

Our opinion is not modified in respect of these matters.

Restriction on use

The pro forma condensed combined financial information is prepared for the purpose of inclusion in the Prospectus. As a result, the pro forma condensed combined financial information may not be suitable for another purpose. This report is required by the Commission Delegated Regulation (EU) 2019/980 and is given for the purpose of complying with that Delegated Regulation and inclusion in the Prospectus and for no other purpose.

Responsibilities of management and the audit committee for the pro forma condensed combined financial information

Management is responsible for preparing the pro forma condensed combined financial information in accordance with the applicable criteria. Furthermore management is responsible for such internal control as it determines is necessary to enable the compilation of the pro forma condensed combined financial information that is free from material misstatement, whether due to error or fraud. The audit committee is responsible for overseeing the (financial) reporting process of Fiat Chrysler Automobiles N.V.

Our responsibilities for the examination of the compilation of the pro forma condensed combined financial information

Our responsibility is to plan and perform our examination in a manner that allows us to obtain sufficient and appropriate assurance evidence for our opinion.

Our examination has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud.

We apply the "Nadere voorschriften kwaliteitssystemen" (NVKS, regulations for quality management systems) and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our examination included amongst others:

●
Identifying and assessing the risks of material misstatement in the compilation of the pro forma condensed combined financial information, whether due to errors or fraud, designing and performing assurance procedures responsive to those risks, and obtaining assurance evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from errors, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control

●
Obtaining an understanding of internal control relevant to the examination in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control

●
Assessing whether the criteria applied by management in the compilation of the pro forma condensed combined financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient and appropriate assurance evidence about whether:

●	The related pro forma adjustments give appropriate effect to those criteria

●	The pro forma condensed combined financial information reflects the proper application of those adjustments to the unadjusted financial information

●
Evaluating the procedures undertaken by the Company in compiling the pro forma condensed combined financial information and evaluating the consistency of the pro forma condensed combined financial information with the accounting policies of Peugeot S.A.

●	Evaluating the overall presentation of the pro forma condensed combined financial information

Amsterdam, 20 November 2020

Ernst & Young Accountants LLP

Signed by O.E.D. Jonker

THE STELLANTIS SHARES, ARTICLES OF ASSOCIATION AND TERMS AND CONDITIONS OF THE SPECIAL VOTING SHARES

At the Effective Time, Peugeot S.A. will be merged with and into FCA N.V. Pursuant to the Combination Agreement, FCA N.V. will take all necessary actions to adopt Stellantis Articles of Association, the new name "Stellantis N.V.", and the terms and conditions (the "Terms and Conditions of Special Voting Shares") in respect of the Special Voting Shares (as defined below), all in the form as published on the corporate website of FCA N.V., which documents should in each case become effective at 01:00 Central European Time on the day immediately following the date on which the Merger becomes effective.

The following is a summary of material information relating to Stellantis, the Stellantis Common Shares, certain provisions of Stellantis Articles of Association and the Terms and Conditions of Special Voting Shares, and the applicable Dutch law in effect at the date of this Prospectus. The summary of Stellantis Articles of Association as set forth in this Prospectus is qualified in its entirety by reference to the full text of the draft Stellantis Articles of Association, intended to be adopted at the extraordinary general meeting of FCA Shareholders an English translation of which is incorporated by reference into this Prospectus.

Corporate Offices and Home Member State

FCA N.V. is (and, as of the Governance Effective Time, Stellantis will be) incorporated under the laws of the Netherlands. It has its corporate seat (statutaire zetel) in Amsterdam, the Netherlands. Stellantis will have its place of effective management in the Netherlands with effect from the Governance Effective Time (or such other date as Peugeot S.A. and FCA N.V. may agree sufficiently in advance of the closing of the Merger).

The business address of FCA N.V. is 25 St. James's Street, London SW1A 1HA, United Kingdom, its telephone number is +44 20 7766 0311 and its website is www.fcagroup.com.

FCA N.V. is (and, as of the Governance Effective Time, Stellantis will be) registered at the Dutch trade register under number 60372958.

The Netherlands will be Stellantis's home member state for purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).

Share Capital

As of the Governance Effective Time, Stellantis's authorized share capital will amount to €90,000,000, divided into 4,500,000,000 Stellantis Common Shares with a nominal value of €0.01 each, 4,050,000,000 class A Special Voting Shares with a nominal value of €0.01 each (the "Class A Special Voting Shares") and 450,000,000 class B Special Voting Shares with a nominal value of €0.01 each (the "Class B Special Voting Shares" and, together with the Class A Special Voting Shares, the "Special Voting Shares"). Following the deposit by the Stellantis Board of a declaration at the Dutch Trade Register that the Class B Special Voting Shares held by Stellantis on the Effective Date have been canceled, the authorized share capital of Stellantis will amount to €90,000,000, divided into 4,500,000,000 Stellantis Common Shares with a nominal value of €0.01 each, 4,499,750,000 Class A Special Voting Shares and 250,000 Class B Special Voting Shares.

FCA Common Shares and FCA Special Voting Shares have been, and as of the Governance Effective Time, Stellantis Common Shares and the Special Voting Shares will be, created under the laws of the Netherlands.

Stellantis Common Shares will be registered shares represented by an entry in the share register of Stellantis. The Stellantis Board may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, share certificates will be issued in such a form as will comply with the requirements of such a foreign stock exchange and Dutch law. A register of shareholders is maintained by Stellantis in the Netherlands and a branch register is maintained in the United States on Stellantis's behalf by Computershare Trust Company, N.A., which serves as Stellantis's branch registrar and transfer agent in the United States.

Beneficial interests in Stellantis Common Shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company, having its offices at 55 Water Street, 25th Floor, New York, NY 10041-0099, the United States, and are registered in Stellantis's shareholders register in the name of Cede & Co., having its offices at 55 Water Street, 25th Floor, New York, NY 10041-0099, the United States, as DTC's nominee. Beneficial interests in Stellantis Common Shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, having its offices at Piazza degli Affari, 6 – 20123 Milano, Italy, as a participant (through Euroclear Bank) in DTC. Beneficial interests in Stellantis Common Shares traded on Euronext Paris are held through Euroclear France (having its offices at 66, rue de la Victoire, 75009 Paris, France), and its intermediaries Euroclear Bank (having its offices at 1 Boulevard du Roi Albert II, 1210 Brussels, Belgium), and J.P. Morgan, the latter acting as a participant in DTC.

Special Voting Shares will be registered shares represented by an entry in the share register of Stellantis. No share certificates will be issued with respect to the Special Voting Shares. No right of pledge may be established on Special Voting Shares and the voting rights attributable to Special Voting Shares may not be assigned to a usufructuary.

No Liability to Further Capital Calls

All of the outstanding Stellantis Common Shares will be fully paid and non-assessable.

Discriminating Provisions

Except for the voting limitations described in this section under "—Loyalty Voting Structure, General Meeting and Voting Rights—Voting Limitations", there are no provisions of Stellantis Articles of Association that discriminate against a Stellantis Shareholder because of its ownership of a certain number of shares.

Additional Issuances and Rights of Preference

Issuance of Shares

The general meeting of Stellantis ("Stellantis General Meeting"), or alternatively the Stellantis Board if it has been designated to do so by Stellantis General Meeting, will have authority to resolve on any issuance of shares and rights to subscribe for shares.

As of the Governance Effective Time, the Stellantis Board will be irrevocably authorized for a period of three years from the Effective Time to issue Stellantis Common Shares and rights to subscribe for Stellantis Common Shares up to in aggregate (i) ten percent of the issued Stellantis Common Shares for general corporate purposes as of the Effective Time, plus (ii) an additional ten percent of the issued Stellantis Common Shares as of such date, if the issuance and/or the granting of rights to subscribe for Stellantis Common Shares occurs in connection with the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for Stellantis Common Shares is otherwise necessary in the opinion of the Stellantis Board. The Stellantis Board will also be designated, for a period of three years from the Effective Time, as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the foregoing authority of the Stellantis Board to issue Stellantis Common Shares and grant rights to subscribe for Stellantis Common Shares. Please refer to "—Rights of Pre-emption". The existing authorizations of the FCA Board to issue FCA Common Shares and to grant rights to subscribe for FCA Common Shares, and to limit or exclude pre-emptive rights in that regard, which authorizations were granted at FCA's annual general meeting held on June 26, 2020, will lapse at the Governance Effective Time.

Stellantis General Meeting, or the Stellantis Board if so designated in accordance with Stellantis Articles of Association, will decide on the price and the further terms and conditions of issuance, with due observance of what is required in relation thereto under Dutch law and Stellantis Articles of Association.

If the Stellantis Board is designated by Stellantis General Meeting to have authority to decide on the issuance of shares or rights to subscribe for shares, such a designation will specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such a designation. When making such designation the duration of the Stellantis Board's relevant authority, which will not be for more than five years, will be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Payment for shares will be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Stellantis Board.

Rights of Pre-emption

Under Dutch law and Stellantis Articles of Association, each Stellantis Shareholder will have a right of pre-emption in proportion to the aggregate nominal value of its Stellantis Common Shares upon the issuance of new Stellantis Common Shares, or the granting of rights to subscribe for Stellantis Common Shares. Exceptions to this right of pre-emption include the issuance of new Stellantis Common Shares, or the granting of rights to subscribe for Stellantis Common Shares: (i) to employees of Stellantis or another member of its group pursuant to an equity incentive plan of Stellantis; (ii) against payment in kind (contribution other than in cash); and (iii) to persons exercising a previously granted right to subscribe for Stellantis Common Shares. Stellantis Shareholders do not have any right of pre-emption in connection with the issuance of Special Voting Shares. Rights of pre-emption may be exercised during a period of at least two weeks after the announcement of an issuance of new Stellantis Common Shares in the Dutch State Gazette.

As from the Governance Effective Time, Stellantis General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Stellantis Common Shares, which resolution requires approval of at least two-thirds of the votes cast if less than one-half of the issued and outstanding share capital is represented at Stellantis General Meeting. If more than one-half of the issued and outstanding share capital is present or represented at Stellantis General Meeting, an absolute majority of the votes cast is required. Stellantis Articles of Association, or Stellantis General Meeting, may also designate the Stellantis Board to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Stellantis Common Shares. Pursuant to Dutch law, the designation by Stellantis General Meeting may be granted to the Stellantis Board for a specified period of time of not more than five years and only if the Stellantis Board has also been designated or is simultaneously designated the authority to resolve to issue Stellantis Common Shares. In the proposal to Stellantis General Meeting in respect of the Stellantis Board's authority to resolve to limit or exclude such rights of pre-emption, the reasons for the proposal and the choice of the intended price of issue will be explained in writing.

The Stellantis Board is irrevocably designated in Stellantis Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of three years from the Effective Time, in connection with the relevant authority to issue Stellantis Common Shares referred to under "—Issuance of Shares", which designation may be extended by Stellantis General Meeting for additional periods up to a maximum of five years per period. The existing authorizations of the FCA Board to issue FCA Common Shares and to grant rights to subscribe for FCA Common Shares, and to limit or exclude pre-emptive rights in that regard, which authorizations were granted at FCA's annual general meeting held on June 26, 2020, will lapse at the Governance Effective Time.

Repurchase of Shares

Upon agreement with the relevant Stellantis Shareholder, Stellantis may acquire fully paid-up shares in its own share capital at any time for no consideration (om niet), or, subject to certain provisions of Dutch law and Stellantis Articles of Association, for consideration if: (i) Stellantis Shareholders' equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained pursuant to Dutch law and Stellantis Articles of Association; (ii) Stellantis would thereafter not hold a pledge over Stellantis Common Shares, or together with its subsidiaries, hold Stellantis Common Shares with an aggregate nominal value exceeding 50 percent of Stellantis's issued share capital; and (iii) the Stellantis Board has been authorized to do so by Stellantis General Meeting.

Stellantis's equity, as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of Stellantis, the amount of the loans as referred to in Article 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, will be decisive for purposes of items (i) and (ii) referred to in the immediately preceding paragraph. If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then an acquisition in reliance on the immediately preceding paragraph will not be allowed until the relevant annual accounts are adopted.

The acquisition of fully paid-up shares by Stellantis other than for no consideration (om niet) requires authorization by Stellantis General Meeting. Such authorization may be granted to the Stellantis Board for a period not exceeding 18 months and will specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition by Stellantis of shares for employees of Stellantis, or another member of its group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. In case of acquisition of Stellantis Common Shares by Stellantis for employees of Stellantis, such shares must be officially listed on the price list of an exchange.

Stellantis may, jointly with its subsidiaries, hold Stellantis Common Shares in its own capital exceeding one-tenth of its issued and outstanding capital for no more than three years after acquisition of such Stellantis Common Shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any Stellantis Common Shares held by Stellantis in excess of the amount permitted will transfer to all members of the Stellantis Board jointly at the end of the last day of such three-year period. Each member of the Stellantis Board will be jointly and severally liable to compensate Stellantis for the value of the Stellantis Common Shares at such a time, with interest payable at the statutory rate on such shares. The term Stellantis Common Shares as used in this paragraph will include depositary receipts for Stellantis Common Shares and Stellantis Common Shares in respect of which Stellantis holds a right of pledge.

No votes may be cast at a Stellantis General Meeting on the Stellantis Common Shares held by Stellantis or its subsidiaries. In addition, no voting rights may be cast at a Stellantis General Meeting in respect of Stellantis Common Shares for which depositary receipts have been issued that are owned by Stellantis. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by Stellantis and its subsidiaries in Stellantis share capital are not excluded from the right to vote on such shares if the right of usufruct or pledge was granted prior to the time such shares were acquired by Stellantis or its subsidiaries. Neither Stellantis nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.

Reduction of Share Capital

The Stellantis Common Shares held in treasury by Stellantis and all issued Class A Special Voting Shares may be cancelled, and the nominal value of shares may be reduced, with the approval of Stellantis General Meeting.

A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at Stellantis General Meeting if less than one-half of the issued and outstanding share capital is present or represented at the meeting. If more than one-half of the issued and outstanding share capital is present or represented at Stellantis General Meeting, an absolute majority of the votes cast is required.

Class A Special Voting Shares may be cancelled by resolution taken by a majority of at least two-thirds of the votes cast at Stellantis General Meeting, subject to the approval of the meeting of holders of the Class A Special Voting Shares. Cancellation of Class A Special Voting Shares will take place without the repayment of the nominal value of the Special Voting Shares, which nominal value will be added to the special capital reserve.

Any reduction of the nominal value of the Stellantis Common Shares without repayment must be made pro rata on all Stellantis Common Shares. Any reduction of the nominal value of the Special Voting Shares will take place without repayment.

A partial repayment on Stellantis Common Shares will only be allowed in implementation of a resolution to reduce the nominal value of the Stellantis Common Shares. Such partial repayment must be made in respect of all Stellantis Common Shares on a pro rata basis. The pro rata requirement may be waived with the consent of all the Stellantis Shareholders.

Any proposal for a cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reductions of share capital.

Transfer of Shares

In accordance with the provisions of Dutch law, pursuant to Article 13 of Stellantis Articles of Association, the transfer of Stellantis Common Shares or the creation of a right in rem in such shares requires a deed intended for that purpose and, save when Stellantis is a party to the deed, written acknowledgment by Stellantis of the transfer.

Stellantis Common Shares that have been entered into DTC's book-entry system will be registered in the name of Cede & Co. as nominee for DTC and transfers of beneficial ownership of shares held through

DTC will be effected by electronic transfer made by DTC participants. Article 13 of Stellantis Articles of Association does not apply to the trading of such Stellantis Common Shares on a regulated market or the equivalent of a regulated market.

Transfers of shares held outside of (i) DTC or another direct registration system maintained by Computershare Trust Company, N.A., Stellantis's transfer agent in New York, (ii) Monte Titoli S.p.A. or (iii) Euroclear France (collectively, the "Regular Trading Systems") and not represented by certificates are effected by a deed intended for that purpose (including a stock transfer instrument) and, save where Stellantis is a party to the deed, require written acknowledgement by Stellantis. Transfer of common shares for which registered certificates have been issued is effected by presenting and surrendering the certificates to the transfer agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes. Stellantis may acknowledge the transfer by making an annotation on such certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

Stellantis Common Shares are freely transferable. The number of Stellantis Common Shares registered in the Loyalty Register pursuant to Stellantis's loyalty voting structure and Special Voting Shares is subject to the transfer restrictions described under "Loyalty Voting Structure, General Meeting and Voting Rights—Terms and Conditions of Special Voting Shares—Withdrawal of Special Voting Shares".

Payment of Dividends

Stellantis may make distributions to the Stellantis Shareholders and other persons entitled to distributions only to the extent that its shareholders' equity exceeds the sum of the paid-up and called-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law and Stellantis Articles of Association. No distribution of profits or other distributions may be made to Stellantis itself for shares that Stellantis holds in its own share capital.

Stellantis may make a distribution of profits to the Stellantis Shareholders after the adoption of its statutory annual accounts. The Stellantis Board, or Stellantis General Meeting upon a proposal of the Stellantis Board, may resolve to make distributions from Stellantis's share premium reserve or from any other reserve (other than the special capital reserve (as defined in Stellantis Articles of Association)), provided that payments from reserves other than the Special Dividend Reserve may only be made to Stellantis Shareholders.

Holders of Special Voting Shares will not receive any dividends in respect of the Special Voting Shares; however, Stellantis will maintain a separate dividend reserve for the Special Voting Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Special Voting Shares (as further described under "—Loyalty Voting Structure, General Meeting and Voting Rights—Loyalty Voting Structure"). A distribution from the Special Dividend Reserve or the (partial) release of the Special Dividend Reserve, will require a prior proposal from the Stellantis Board and a subsequent resolution of the meeting of holders of Special Voting Shares, and will be made exclusively to the holders of Special Voting Shares in proportion to the aggregate nominal value of their Special Voting Shares.

From the profits shown in the annual accounts, as adopted, such amounts will be reserved as the Stellantis Board may determine. The profits remaining thereafter will first be applied to allocate and add to the Special Dividend Reserve an amount equal to one percent of the aggregate nominal amount of all Special Voting Shares outstanding at the end of the financial year to which the annual accounts pertain. The Special Voting Shares will not carry any other entitlement to the profits.

Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of Stellantis General Meeting, be distributed as dividends on the Stellantis Common Shares only. The Stellantis Board may resolve that distributions will be made payable either in euro or in another currency. The Stellantis Board, or Stellantis General Meeting upon a proposal by the Stellantis Board, may resolve, that a distribution will, wholly or partially, be made other than in cash, including in the form of Stellantis Common Shares or shares in another listed company, provided that, in case of a distribution in the form of Stellantis Common Shares, the Stellantis Board has been designated as the body competent to pass a resolution for the issuance of shares.

The Stellantis Board will have the power to declare one or more interim dividends or other distributions, subject to certain provisions of Dutch law and certain conditions set forth in Stellantis Articles of Association.

Dividends and other distributions will be made payable in the manner and at such date(s) as the Stellantis Board or Stellantis General Meeting upon a proposal by the Stellantis Board will determine.The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of Stellantis Articles of Association or Dutch law will have to be repaid by the shareholders who knew, or should have known, of such violation.

Board of Directors

The Stellantis Board Composition

Pursuant to Stellantis Articles of Association, the Stellantis Board will consist of three or more Directors, comprising both Directors having responsibility for the day-to-day management of Stellantis (executive Directors) and Directors not having such day-to-day responsibility (non-executive Directors), in each case subject to the allocation of tasks among executive Directors and non-executive Directors in accordance with the Stellantis Board Regulations. The Stellantis Board as a whole will be responsible for the strategy of Stellantis. The majority of the Directors will be non-executive Directors. The members of the Stellantis Board are appointed by Stellantis General Meeting, taking into account the binding nomination rights set out in Stellantis Articles of Association and further described under "—Nomination Rights").

The total number of Directors will be determined by the Stellantis Board. As of the Governance Effective Time, the Stellantis Board will initially be composed of 11 Directors, including the following initial Directors:

●	the CEO of Stellantis;

●	two (2) Independent Directors nominated by FCA;

●	two (2) Independent Directors nominated by PSA;

●	two (2) Directors nominated by Exor;

●	one (1) Director nominated by BPI (or EPF/FFP, as further described below);

●	one (1) Director nominated by EPF/FFP; and

●
two (2) employee representatives: one such employee representative nominated through a process involving one or more bodies representing FCA employees prior to the closing and one such employee representative nominated by a body representing PSA employees prior to the closing.

Additionally, the Combination Agreement provides that Stellantis will follow the Dutch Corporate Governance Code (see "—Dutch Corporate Governance Code") and applicable international best practices (except, in each case, as otherwise agreed by the parties to the Combination Agreement), and will ensure that (i) a majority of the non-executive Directors of the Stellantis Board qualifies as Independent Directors, and (ii) the members of the Stellantis Board have appropriate diversity in expertise, geography and gender.

The Stellantis Board Quorum and Action

Except as otherwise required by applicable law or Stellantis Articles of Association, the presence either in person or by proxy of a majority of the total number of Directors will constitute a quorum for the transaction of business, including the adoption of resolutions. If at any meeting of the Stellantis Board a quorum is not present, the Directors present or the presiding Director may adjourn the meeting until a quorum is present.

Acts of the Stellantis Board will be taken with the vote of the majority of the Directors present at any meeting at which a quorum is present, except that the approval of any amendment of the Stellantis Board Regulations or any decision of the Stellantis Board that relates to the powers and authority of the Chairman, the CEO, the Senior Independent Director or the Vice-Chairman requires a two-thirds majority of the votes cast at a meeting at which a quorum is present.

Nomination Rights

The rights of each Nominating Shareholder to nominate the number of Directors mentioned above are set forth in Stellantis Articles of Association and will also apply to future terms of office of the Stellantis Board, provided that:

●
if the number of Stellantis Common Shares held by BPI, and/or any of its affiliates, or EPF/FFP, and/or any of their affiliates, falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis Common Shares, such shareholder will no longer be entitled to nominate a Director (in which case, any Director nominated by BPI or EPF/FFP, as the case may be, will be required to resign as promptly as reasonably practicable (and in any case, within ten days of the relevant threshold no longer being met)); and

●
if, at any time within the six years following the Effective Time or on the sixth anniversary of the Effective Time, both (i) the number of Stellantis Common Shares held by EPF/FFP and/or their affiliates increases to a number of shares corresponding to eight percent or more of the issued and outstanding Stellantis Common Shares and (ii) the number of Stellantis Common Shares held by BPI and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis Common Shares, then EPF/FFP will be entitled to nominate the EPF/FFP Additional Director.

As an exception to the foregoing paragraph, if at any time within the six years following the Effective Time:

●	the number of Stellantis Common Shares held by BPI and its affiliates, on the one hand, or EPF/FFP and their affiliates, on the other hand, represents the Threshold Stake;

●	either BPI or EPF/FFP has not otherwise lost its right to nominate a Director in accordance with the preceding paragraph; and

●	the number of Stellantis Common Shares held by BPI, EPF/FFP and their respective affiliates represents, in aggregate, eight percent or more of the issued and outstanding Stellantis Common Shares,

the Nominating Shareholder which holds the Threshold Stake will maintain its right to nominate a Director (the "Residual Director") to the Stellantis Board until the sixth anniversary of the Effective Time (it being understood that while BPI is entitled to nominate a Director pursuant to this exception, EPF/FFP will not be entitled to nominate the EPF/FFP Additional Director).

Additionally, Exor's right to nominate representative(s) to the Stellantis Board will decrease in the event Exor and/or its affiliates reduce their equity ownership in Stellantis as follows:

●
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to eight percent of the issued and outstanding Stellantis Common Shares, Exor will be entitled to nominate one Director instead of two; and

●
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis Common Shares, Exor will no longer be entitled to nominate a Director.

In such cases, the Director designated by Exor for resignation from among the Directors nominated by Exor will be required to resign as promptly as reasonably practicable (and in any case, within ten days of the relevant threshold no longer being met) after the number of Stellantis Common Shares held by Exor and/or its affiliates falls below the applicable threshold.

Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of PSA Ordinary Shares or Stellantis Common Shares will be disregarded for the purpose of determining whether the applicable Nominating Shareholder reaches the relevant threshold(s).

Pursuant to Stellantis Articles of Association, Stellantis General Meeting may at all times overrule a binding nomination for the appointment of a Director by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital of Stellantis.

Additionally, Stellantis Articles of Association provide that the nomination rights of a Nominating Shareholder lapse upon a Change of Control of such Nominating Shareholder. A "Change of Control" is defined in Article 1.1. of Stellantis Articles of Association as any direct or indirect transfer carried out by a shareholder that is not an individual through one or a series of related transactions as a result of which (i) a majority of the voting rights in such shareholder; (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of such shareholder; and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority of the voting rights at meetings of the board of directors, management board or similar governing body of such shareholder has been transferred to the transferee of such shares, provided that no Change of Control will be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same controlling person, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree, (c) the fair market value of the Qualifying Common Shares (as defined under "—Loyalty Voting Structure, General Meeting and Voting Rights—Loyalty Voting Structure") held by such shareholder represents less than 20 percent of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of Stellantis, are not otherwise material to the Transferred Group or the change of control transaction.

Article 1.1 of Stellantis Articles of Association defines "Transferred Group" as the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same Change of Control transaction.

Term of Office; Suspension; Dismissal; Conflict of Interest

The initial term of office of each of the Chairman, CEO, Senior Independent Director and Vice Chairman will be five years, in each case beginning at the Governance Effective Time. The initial term of office for each of the other Directors will be four years.

Under Stellantis Articles of Association, after the initial term, the term of office of Directors will be for a period of two years, provided that unless a Director has resigned at an earlier date the term of office will lapse immediately after the close of the first annual general meeting held after two years following the appointment. The ordinary two-year term of office may be deviated from by resolution of Stellantis General Meeting at the proposal of the Stellantis Board, provided that:

●	the term of office of the employee representatives will be four years from the Effective Time;

●
the Directors nominated by a Nominating Shareholder pursuant to the nomination rights described above will resign (if earlier than the ordinary two-year term of office) ten days after the date on which the relevant Nominating Shareholder (and its relevant affiliates) no longer holds the relevant thresholds to exercise its nomination right; and

●	the Residual Director will resign six years after the Effective Time.

Each Director may be reappointed for an unlimited number of terms.

Any Director may be suspended or dismissed at any time by resolution of Stellantis General Meeting. A resolution of Stellantis General Meeting to suspend or dismiss a Director appointed upon a binding nomination will require a majority of at least two-thirds of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital, unless the person who made the binding nomination for such director supports the suspension or dismissal (as the case may be).

A Director will not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with Stellantis. If all Directors have such a conflict of interests, the preceding sentence does not apply and the Stellantis Board will maintain its authority to resolve upon the relevant matter, subject to the approval of Stellantis General Meeting.

Liability of Directors

Under Dutch law, the management of a company with a one-tier board structure like Stellantis is a joint undertaking and each member of the Stellantis Board can be held jointly and severally liable to Stellantis for damages in the event of improper or negligent performance of his or her duties. Furthermore, members of the Stellantis Board can be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Directors are jointly and severally liable for failure of one or more co-directors. An individual Director is only exempted from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Director may, however, refer to the allocation of tasks between the Directors. In certain circumstances, Directors may incur additional specific civil and criminal liabilities.

Indemnification of Directors and Officers

Under Dutch law, indemnification provisions may be included in a company's articles of association. Under Stellantis Articles of Association, Stellantis is required to indemnify any and all of its Directors, officers, former Directors, former officers (including former directors and officers of PSA) and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each, a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys' fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person's duty to Stellantis. This indemnification by Stellantis is not exclusive of any other rights to which those indemnified may be entitled otherwise.

Loyalty Voting Structure, General Meeting and Voting Rights

Loyalty Voting Structure

Following the Governance Effective Time, Stellantis will adopt the loyalty voting structure summarized below.

After the Governance Effective Time, Stellantis Shareholders may at any time elect to participate in the loyalty voting structure by requesting that Stellantis registers all or some of their Stellantis Common Shares in the Loyalty Register. The registration of Stellantis Common Shares in the Loyalty Register blocks such shares from trading in the Regular Trading Systems. If such number of Stellantis Common Shares (the "Electing Common Shares") have been registered in the Loyalty Register (and thus blocked from trading in the Regular Trading Systems) for an uninterrupted period of three years in the name of the same Stellantis Shareholder, such shares become eligible to receive Class A Special Voting Shares (the "Qualifying Common Shares") and the relevant Stellantis Shareholder will be entitled to receive one Special Voting Share for each such Qualifying Common Share. If, at any time, such Stellantis Common Shares are de-registered from the Loyalty Register for whatever reason, the relevant Stellantis Shareholder will lose its entitlement to hold a corresponding number of Special Voting Shares. As of the Governance Effective Time, Stellantis Shareholders will only be able to receive Class A Special Voting Shares and not Class B Special Voting Shares. Class B Special Voting Shares will be created at the Governance Effective Time and such shares will only be held by FCA Shareholders other than Exor who held FCA Special Voting Shares prior to the Effective Time. The Stellantis Board may resolve at any time that Class B Special Voting Shares will be exchanged for Class A Special Voting Shares in accordance with the Terms and Conditions of Special Voting Shares.

A holder of Electing Common Shares or Qualifying Common Shares may at any time request the de-registration of some or all of the number of such Stellantis Common Shares from the Loyalty Register, which will allow such shareholder to freely trade such Stellantis Common Shares. From the moment of such a request, the holder of Electing Common Shares or Qualifying Common Shares will be considered to have waived his or her rights to cast any votes associated with such Special Voting Shares to be de-registered from the Loyalty Register. Upon the de-registration from the Loyalty Register, the relevant number of Stellantis Common Shares will therefore cease to be Electing Common Shares or Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the relevant Special Voting Shares will be acquired by Stellantis for no consideration (om niet) in accordance with the Terms and Conditions of Special Voting Shares.

Stellantis Common Shares are freely transferable. However, any transfer or disposal of Stellantis Common Shares with which Special Voting Shares are associated would trigger the de-registration of such Stellantis Common Shares from the Loyalty Register and the transfer of all relevant Special Voting Shares to Stellantis. Special Voting Shares are not admitted to listing and are transferable only in very limited circumstances (including, among other things, transfers to affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Qualifying Common Shares are also transferred to such party, or transfers with the approval of the Stellantis Board). In particular, no shareholder will, directly or indirectly: (a) sell, dispose of or transfer any Special Voting Share or otherwise grant any right or interest in any Special Voting Share, other than as permitted pursuant to Stellantis Articles of Association or the Terms and Conditions of Special Voting Shares; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any Special Voting Share or any interest in any Special Voting Share.

The purpose of the loyalty voting structure is to grant long-term Stellantis Shareholders an extra voting right by means of granting a Special Voting Share (Stellantis Shareholders holding Special Voting Shares are entitled to exercise one vote for each Special Voting Share held and one vote for each Stellantis Common Share held), without entitling such Stellantis Shareholders to any economic rights, other than those pertaining to the Stellantis Common Shares. However, under Dutch law, the Special Voting Shares cannot be totally excluded from economic entitlements. As a result, pursuant to Stellantis Articles of Association, holders of Special Voting Shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the "Special Dividend Reserve"). A distribution from the Special Dividend Reserve or the (partial) release of the Special Dividend Reserve will require a prior proposal from the Stellantis Board and a subsequent resolution of the meeting of holders of Special Voting Shares. The powers to vote upon the distribution from the Special Dividend Reserve and the cancellation of all Class A Special Voting shares are the only powers that are granted to that meeting pursuant to Stellantis Articles of Association, which can only be convened by the Stellantis Board as it deems necessary. The Special Voting Shares do not have any other economic entitlement.

Section 11 of the Terms and Conditions of Special Voting Shares includes liquidated damages provisions intended to discourage any attempt by holders to violate the Terms and Conditions of Special Voting Shares. These liquidated damages provisions may be enforced by Stellantis by means of a legal action brought by Stellantis in the courts of Amsterdam, the Netherlands. In particular, a violation of the provisions of the Terms and Conditions of Special Voting Shares concerning the transfer of Special Voting Shares may lead to the imposition of liquidated damages.

Pursuant to Section 13 of the Terms and Conditions of Special Voting Shares, any amendment to the Terms and Conditions of Special Voting Shares (other than merely technical, non-material amendments) may only be made with the approval of Stellantis General Meeting.

Special Voting Shares Foundation

Pursuant to Stellantis Articles of Association, a Dutch foundation (stichting) (the "SVS Foundation") has the right to subscribe for a number of Class A Special Voting Shares up to the number of Class A Special Voting Shares included in Stellantis's authorized share capital from time to time. This option right can only be exercised by the SVS Foundation to facilitate the loyalty voting structure as set forth in Stellantis Articles of Association and the Terms and Conditions of Special Voting Shares. An option right can be granted to the SVS Foundation for an unlimited period and is intended to ensure that holders of Qualifying Common Shares in the future will receive their Special Voting Shares without requiring a resolution from Stellantis General Meeting. Under the structure of the SVS Foundation, once a Stellantis Shareholder becomes entitled to receive one Special Voting Share for each Qualifying Common Share, Stellantis issues such Special Voting Shares to the SVS Foundation pursuant to the SVS Foundation's exercise of its option right and, thereafter, the SVS Foundation transfers the Special Voting Shares to such Stellantis Shareholder.

Terms and Conditions of Special Voting Shares

The Terms and Conditions of Special Voting Shares apply to the issuance, allocation, acquisition, holding, repurchase and transfer of Special Voting Shares in the issued share capital of Stellantis and to certain aspects of Electing Common Shares, Qualifying Common Shares and Stellantis Common Shares which will be registered in the Loyalty Register.

Special Capital Reserve

Stellantis will maintain a separate capital reserve for the purpose of facilitating any issuance or cancellation of Special Voting Shares. No distribution will be made from the special capital reserve, except that the Stellantis Board will be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up Special Voting Shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

Withdrawal of Special Voting Shares

Following a mandatory transfer to Stellantis of Special Voting Shares after a de-registration of Qualifying Common Shares from the Loyalty Register, Stellantis may continue to hold the Special Voting Shares as treasury stock, but will not be entitled to vote any such treasury stock. Alternatively, Stellantis may withdraw and cancel the Special Voting Shares held in treasury, as a result of which the nominal value of such shares will be allocated to the special capital reserves of Stellantis. Stellantis may also cancel all issued and outstanding Class A Special Voting Shares subject to approval of the meeting of holders of the Class A Special Voting Shares. Consequently, the loyalty voting feature will terminate as to the relevant Qualifying Common Shares being deregistered from the Loyalty Register. No shareholder required to transfer Special Voting Shares to Stellantis pursuant to the Terms and Conditions of Special Voting Shares will be entitled to any consideration for such Special Voting Shares and each shareholder expressly waives any rights in that respect as a condition to participation in the loyalty voting structure.

Change of Control

A Stellantis Shareholder with Stellantis Common Shares registered in the Loyalty Register must promptly notify Stellantis in the event of a Change of Control (as defined above) with respect to such Stellantis Shareholder and must make a de-registration request with respect to his or her Qualifying Common Shares or Electing Common Shares registered in the Loyalty Register. The de-registration request leads to a withdrawal of the Special Voting Shares as described under "Withdrawal of Special Voting Shares". Notwithstanding Stellantis not receiving any such notification, it may, upon becoming aware of a Change of Control, initiate the de-registration of the relevant shareholder's Qualifying Common Shares or Electing Common Shares.

General Meetings

At least one Stellantis General Meeting will be held every year, with such meeting to be held within six months after the close of the financial year. The purpose of the annual Stellantis General Meeting is, inter alia, the adoption of the annual accounts, the allocation of profits (including the proposal to distribute dividends), granting discharge to Directors in respect of the performance of their duties, the appointment of Directors, if applicable, and the discussion of any other item duly included in the agenda.

Furthermore, Stellantis General Meeting will be held as often as the Stellantis Board, the Chairman, the Senior Independent Director or the CEO deem it necessary to hold them or as otherwise required by Dutch law (including in the event Stellantis's equity has decreased to an amount equal to or less than one-half of the paid-up and called-up part of Stellantis's issued capital, as referred to in Section 2:108a of the Dutch Civil Code), without prejudice to what is provided in the next paragraph.

Shareholders individually or jointly representing at least ten percent of the issued share capital may request in writing, stating the matters to be dealt with, that the Stellantis Board call a Stellantis General Meeting. If the Stellantis Board fails to take the necessary steps to ensure a meeting can be held within eight weeks, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a Stellantis General Meeting. The interim provisions judge (voorzieningenrechter van de rechtbank) will reject the application if he or she is not satisfied that the applicants have previously requested in writing, stating the exact subjects to be discussed, that the Stellantis Board convene a Stellantis General Meeting.

Stellantis General Meeting will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and will be called by the Stellantis Board, the Chairman, the Senior Independent Director or the CEO, in such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the 42nd day prior to the day of the meeting. All convocations of Stellantis General Meeting and all announcements, notifications and communications to shareholders will be made by means of an announcement on Stellantis's corporate website and such an announcement will remain accessible until the relevant Stellantis General Meeting.

Any communication to be addressed to Stellantis General Meeting by virtue of Dutch law or Stellantis Articles of Association may be either included in the notice referred to in the preceding sentence or, to the extent provided for in such notice, on Stellantis's corporate website and/or in a document made available for inspection at the office of Stellantis and such other place(s) as the Stellantis Board will determine. Convocations of Stellantis General Meetings may be sent to shareholders entitled to attend through the use of an electronic means of communication to the address provided by such shareholders to Stellantis for this purpose. The notice will state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law and Stellantis Articles of Association. An item proposed in writing by such a number of shareholders who, individually or in the aggregate, hold at least three percent of Stellantis's issued share capital, will be included in the notice or will be announced in a manner similar to the announcement of the notice, provided that Stellantis has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the 60th day before the day of the meeting.

Convocation, Agenda, Minutes and Attendance

The agenda of the annual Stellantis General Meeting will contain, inter alia, the following items:

●	adoption of the annual accounts;

●	non-binding advisory vote on the remuneration report;

●	discussion of the policy of Stellantis on additions to reserves and on dividends, if any;

●	granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;

●	if applicable, the appointment of Directors;

●	if applicable, the proposal to pay a dividend;

●	if applicable, discussion of any substantial change in the corporate governance structure of Stellantis; and

●	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.

The Stellantis Board will provide Stellantis General Meeting with all requested information, unless this would be contrary to an overriding interest of Stellantis. If the Stellantis Board invokes an overriding interest, it must give reasons.

When convening Stellantis General Meeting, the Stellantis Board will determine that, for the purpose of Article 24 and Article 26 of Stellantis Articles of Association, persons with the right to vote or attend meetings will be considered those persons who have these rights at the 28th day prior to the day of the meeting (the "Stellantis Record Date") and are registered as such in a register to be designated by the Stellantis Board for such purpose, irrespective of whether they will have these rights at the date of the meeting. In addition to the Stellantis Record Date, the notice of the meeting will further state the manner in which Stellantis Shareholders and other parties with meeting rights may register themselves, the final registration date for that Stellantis General Meeting (which final registration date will be the seventh day prior to the meeting unless otherwise determined by the Stellantis Board (the "Final Registration Date")) and the manner in which the right to vote or attend the meeting can be exercised.

Stellantis General Meeting will be presided over by the Chairman, or, in his absence, by the Senior Independent Director or, in the absence of both the Chairman and the Senior Independent Director, by the person chosen by the Stellantis Board to act as chairman for such meeting. One of the persons present designated for that purpose by the chairman of the meeting will act as secretary and take minutes of the business transacted. The minutes will be adopted by the chairman and secretary of the meeting and signed by them in witness of such adoption. The minutes of Stellantis General Meetings will be made available, on request, to shareholders no later than three months after the end of the meeting, after which shareholders will have the opportunity to react to the minutes in the following three months. In the event an amendment to the minutes is required, the amended minutes will then be adopted by the chairman and the secretary of the meeting and signed by them in witness of such adoption. If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it will suffice that the official notarial record be signed by the notary.

As a prerequisite to attending Stellantis General Meeting and, to the extent applicable, exercising voting rights, the shareholders and other persons entitled to attend the meeting will be required to inform the Stellantis Board in writing of their intention to attend Stellantis General Meeting within the time frame mentioned in the convening notice. At the latest, this notice must be received by the Stellantis Board on the Final Registration Date. Shareholders and those permitted by Dutch law to attend Stellantis General Meetings may choose to be represented at any meeting by a proxy duly authorized in writing, provided they notify Stellantis in writing of their wish to be represented at such time and place as will be stated in the notice of the meeting. Such proxy is also authorized in writing if the proxy is documented electronically. The Stellantis Board may determine further rules concerning the deposit of the powers of attorney; these will be mentioned in the notice of the meeting. The chairman of the meeting will decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each Stellantis General Meeting, the Stellantis Board may decide that shareholders will be entitled to attend, address and exercise voting rights at such a meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Stellantis Board may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Stellantis Board may, for each Stellantis General Meeting, decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Stellantis Board will be considered to be votes cast at the meeting. Such votes may not be cast prior to the Stellantis Record Date. The notice will state whether the foregoing provisions regarding electronic voting apply and the procedure for exercising the electronic voting rights.

Prior to being allowed admittance to a Stellantis General Meeting, a shareholder and each person entitled to attend the meeting, or its attorney, will sign an attendance list, while stating his or her name and, to the extent applicable, the number of votes to which he or she is entitled. Each shareholder and other person attending a Stellantis General Meeting by the use of electronic means of communication and identified in accordance with the above will be registered on the attendance list by the Stellantis Board. In case an attorney attends the meeting on behalf of a shareholder or another person entitled to attend, the name(s) of the person(s) on whose behalf the attorney is acting, will also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairman of the meeting may determine the time during which shareholders and others entitled to attend Stellantis General Meeting may speak, if he or she considers this desirable, with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.

Stellantis is exempt from the proxy rules under the Exchange Act.

Voting Rights at General Meetings

Subject to the restrictions described under "Voting Limitations", every Stellantis share (whether Stellantis Common Share or Special Voting Share) will confer the right to cast one vote at Stellantis General Meeting. Shares in respect of which Dutch law determines that no votes may be cast will be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented. All resolutions will be passed with an absolute majority of the votes validly cast unless otherwise specified in Stellantis Articles of Association or the Dutch Civil Code. Blank votes will not be counted as votes cast.

All votes will be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner will be permitted. Voting by acclamation will be permitted if none of the shareholders present or represented objects. No voting rights will be exercised in Stellantis General Meetings for shares owned by Stellantis or by a subsidiary of Stellantis. However, pledgees and usufructuaries of shares owned by Stellantis and its subsidiaries will not be excluded from exercising their voting rights if the right of pledge or usufruct was created before the shares were owned by Stellantis or a subsidiary. Neither Stellantis nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

Without prejudice to Stellantis Articles of Association, Stellantis will determine for each resolution passed:

(a)	the number of shares on which valid votes have been cast;

(b)	the percentage that the number of shares as referred to under (a) represents in the issued and outstanding share capital;

(c)	the aggregate number of votes validly cast; and

(d)	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

Voting Limitations

No shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, will be able to exercise, directly or indirectly, voting rights at a Stellantis General Meeting reaching or exceeding the Voting Threshold (i.e., 30 percent or more of the votes that could be cast at any Stellantis General Meeting), including after giving effect to any voting rights exercisable through Special Voting Shares. Any voting right reaching or exceeding the Voting Threshold will be suspended. Furthermore, Stellantis Articles of Association will provide that, before each Stellantis General Meeting, any Stellantis Shareholder that would be able to exercise voting rights reaching or exceeding the Voting Threshold must notify Stellantis, in writing, of its shareholding and total voting rights in Stellantis and provide, upon written request by Stellantis, within three days of such request being made, any information necessary to ascertain the composition, nature and size of the equity interest of that person and any other person acting in concert with it. The Voting Threshold restriction (i) may be removed following a resolution passed to that effect by the meeting of Stellantis Shareholders with a majority of at least two-thirds of the votes cast (for the avoidance of doubt, without giving effect to any voting rights exercisable through Special Voting Shares, and subject to the aforementioned Voting Threshold) and (ii) will lapse upon any person holding more than 50 percent of the issued Stellantis Common Shares (other than Special Voting Shares) as a result of a public offer for Stellantis Common Shares.

Shareholders' Votes on Certain Transactions

Any important change in the identity or character of Stellantis must be approved by Stellantis General Meeting, including (i) the transfer to a third party of the business of Stellantis or practically the entire business of Stellantis; (ii) the entry into or breaking off of any long-term cooperation of Stellantis or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Stellantis; and (iii) the acquisition or disposal by Stellantis or a subsidiary of an interest in the capital of a company with a value of at least one-third of Stellantis's assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of Stellantis.

Meetings of Holders of Shares of a Specific Class

Meetings of holders of shares of a specific class will be held as frequently and whenever such a meeting is required by virtue of any statutory regulation or any provision in Stellantis Articles of Association.

Meetings of holders of shares of a specific class may be convened no later than on the sixth day before the day of such meeting. The provisions applicable to Stellantis General Meetings, except those concerning the frequency, ultimate timing, notice period, right to put an item on the agenda and required agenda items, will apply mutatis mutandis to the meetings of holders of shares of a specific class. See "—Voting Rights at General Meetings" and "—Voting Limitations".

Annual Accounts and Independent Auditor

Stellantis's financial year is the calendar year. Within four months after the end of each financial year, the Stellantis Board will prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by an annual report and an auditor's report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which Stellantis Common Shares are listed. Stellantis will make such annual accounts, annual report and auditor's report available for inspection at Stellantis's office. All members of the Stellantis Board are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the annual Stellantis General Meeting. The annual accounts, the annual report and independent auditor's report are made available through Stellantis's website to the shareholders for review as from the day of the notice convening the annual Stellantis General Meeting. If justified by the activity of Stellantis or the international structure of its group as determined by the Stellantis Board, Stellantis's annual accounts or its consolidated accounts may be prepared in a currency other than the euro.

Amendments to the Articles of Association, Including Variation of Rights

A resolution of Stellantis General Meeting to amend Stellantis Articles of Association or to wind up Stellantis may be approved only if proposed by the Stellantis Board and approved by a vote of an absolute majority of the votes cast, provided that a resolution to amend Stellantis's corporate seat and/or place of effective management will require a majority of at least two-thirds of the votes cast.

The rights of shareholders may be changed only by amending Stellantis Articles of Association in compliance with Dutch law, provided that rights specific to a Nominating Shareholder set out in Stellantis Articles of Association cannot be amended without the prior written approval of such shareholder.

Dissolution and Liquidation

Stellantis General Meeting may resolve to dissolve Stellantis upon a proposal of the Stellantis Board. In the event of dissolution, Stellantis will be liquidated in accordance with Dutch law and Stellantis Articles of Association and the liquidation will be arranged by the members of the Stellantis Board, unless Stellantis General Meeting appoints other liquidators. Stellantis General Meeting will appoint, and decide on the remuneration of, the liquidators. During liquidation, the provisions of Stellantis Articles of Association will remain in force as long as possible.

If Stellantis is dissolved and liquidated, whatever remains of Stellantis's equity after all its debts have been discharged will first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the Special Dividend Reserve) to holders of Stellantis Common Shares in proportion to the aggregate nominal value of Stellantis Common Shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of Stellantis Common Shares will be distributed to the holders of Stellantis Common Shares in proportion to the aggregate nominal value of Stellantis Common Shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the Special Dividend Reserve will be distributed to the holders of Special Voting Shares in proportion to the aggregate nominal value of the Special Voting Shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the Special Voting Shares will be distributed to the holders of Special Voting Shares in proportion to the aggregate nominal value of the Special Voting Shares held by each of them; and, lastly, any balance remaining will be distributed to the Stellantis Shareholders in proportion to the aggregate nominal value of Stellantis Common Shares held by each of them.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code contains principles and best practice provisions that regulate, among other things, relations between the board and the shareholders (including the general meeting of shareholders). The Dutch Corporate Governance Code is divided into five chapters which address the following topics: (i) long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting; and (v) one-tier governance structure.

Dutch companies whose shares are listed on a regulated market, such as the MTA or Euronext Paris, or comparable system, such as the NYSE, are required under Dutch law to disclose in their annual management reports whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate.

While Stellantis will endorse the principles and best practice provisions of the Dutch Corporate Governance Code, as agreed to in the Combination Agreement, it is envisaged that Stellantis will not apply the following best practice provisions of the Dutch Corporate Governance Code:

●
Stellantis will not have a retirement schedule as referred to in best practice provision 2.2.4 of the Dutch Corporate Governance Code, because, pursuant to Stellantis Articles of Association, the term of office of the Directors is approximately two years (subject to certain deviations from this rule, as described under ''―Board of Directors―Term of Office; Suspension; Dismissal; Conflict of Interest").

●
Although the Stellantis Board will appoint a non-executive Director with the title of Vice-Chairman, this person will not qualify as a vice-chairperson within the meaning of best practice provision 2.3.7 of the Dutch Corporate Governance Code. The Stellantis Board will however appoint a non-executive Director as the chairperson referred to by Dutch law, with the title Senior Independent Director. Pursuant to the Stellantis Board Regulations, the Senior Independent Director, or in his

or her absence, any other non-executive director chosen by a majority of the directors present at a meeting, will preside at a meeting of the Stellantis Board. In addition, the Chairman of Stellantis acts as contact person for individual Directors regarding any conflict of interest of the Senior Independent Director. It is believed that this is sufficient to ensure that the functions assigned to the vice-chairperson by the Dutch Corporate Governance Code are properly discharged.

Disclosure of Holdings under Dutch Law

As a result of the listing of Stellantis Common Shares on the MTA and Euronext Paris, pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act ("FMSA"), which chapter is an implementation of Directive 2004/109/EC as amended by Directive 2013/50/EU into Dutch law, any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in Stellantis must without delay notify the AFM of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: three percent, five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent (the "Notification Thresholds"). A legislative proposal is currently being drafted pursuant to which an additional threshold of two percent will be instituted under Dutch law. It is currently unclear if, when and in what form the legislative proposal will be submitted to the Dutch parliament.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person; (ii) shares and/or voting rights held (or, acquired or disposed of) by such person's controlled entities or by a third party for such person's account; (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement; (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment; and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares.

As a consequence of the above, Special Voting Shares must be added to Stellantis Common Shares for the purposes of the above thresholds.

For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as 'shares': (i) shares; (ii) depositary receipts for shares (or negotiable instruments similar to such receipts); (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds); and (iv) options for acquiring the instruments under (i) or (ii).

Controlled entities (within the meaning of the FMSA) do not themselves have notification obligations under the FMSA as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a three percent or larger interest in Stellantis's share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the FMSA will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.

Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares; (ii) such person may be required to purchase shares on the basis of an option; or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.

If a person's capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in Stellantis's issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Stellantis's notification as described below.

The notification to the AFM should indicate whether the interest is held directly or indirectly, and whether the interest is an actual or a potential interest.

In addition, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his or her actual capital or voting interest in Stellantis, reaches, exceeds or falls below any of the Notification Thresholds, vis-à-vis his or her most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he or she became or ought to be aware of this change.

Stellantis is required to notify the AFM promptly of any change of one percent or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in Stellantis's issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.

In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No. 236/2012, as amended, ESMA Decision of March 16, 2020, ESMA70-155-9546, ESMA Decision of June 10, 2020, ESMA70-155-10189 and ESMA Decision of September 16, 2020, ESMA70-155-11072, notification must be made of any net short position of 0.1 percent in the issued share capital of Stellantis and of every subsequent 0.1 percent above this threshold. Notifications starting at 0.5 percent and every subsequent 0.1 percent above this threshold will be made public via the short selling register of the AFM. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located. Furthermore, gross short positions are required to be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received which can be accessed via www.afm.nl. The notifications referred to in this paragraph should be made through the online notification system of the AFM.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance and may publish the imposed penalties. In addition, a civil court can impose measures against any person that fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by Stellantis and/or by one or more shareholders who alone or together with others represent at least three percent of the issued and outstanding share capital of Stellantis or are able to exercise at least three percent of the voting rights. The measures that the civil court may impose include:

●	an order requiring appropriate disclosure;

●	suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;

●
voiding a resolution adopted by the general meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting until the court makes a decision about such voiding; and

●	an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in Stellantis.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Mandatory Bid Requirement

Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly acquires 30 percent or more of Stellantis's voting rights will be required to launch a public offer for all outstanding shares in Stellantis's share capital for a fair purchase price determined by law. A fair price is considered a price which is equal to the highest price paid by such person or the persons acting in concert with it for Stellantis's shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price of Stellantis's shares in the year prior to the announcement of the offer. At the request of the offeror, Stellantis, or any of the Stellantis Shareholders, the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerchtshof te Amsterdam) (the "Dutch Enterprise Chamber") may determine a different fair price. If a 30 percent shareholder fails to make a public offer, the Dutch Enterprise Chamber may require such shareholder to do so upon the request of, among others, Stellantis or any of the Stellantis Shareholders.

Public Tender Offers

Certain rules provided for under Italian law with respect to both voluntary and mandatory public tender offers will apply to any offer launched for Stellantis Common Shares. In particular, among other things, the provisions concerning the tender offer price and the procedure, including the obligation to communicate the decision to launch a tender offer, the content of the offer document and the disclosure of the tender offer will be supervised by CONSOB and will be subject to Italian law.

Compulsory Acquisition

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Stellantis may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Dutch Enterprise Chamber before the Dutch Supreme Court.

In addition, pursuant to article 2:359c of the Dutch Civil Code, following a public offer, a holder of at least 95 percent of the issued share capital and of voting rights of Stellantis has the right to require the minority shareholders to sell their shares to it. Any such request must be filed with the Dutch Enterprise Chamber within three months after the end of the acceptance period of the public offer. Conversely, pursuant to article 2:359d of the Dutch Civil Code, each minority shareholder has the right to require the holder of at least 95 percent of the issued share capital and the voting rights of Stellantis to purchase its shares in such a case. The minority shareholder must file such a claim with the Dutch Enterprise Chamber within three months after the end of the acceptance period of the public offer.

Disclosure of Trades in Listed Securities

Pursuant to the FMSA, each member of the Stellantis Board must notify the AFM:

●
within two weeks after his or her appointment of the number of shares he or she holds and the number of votes he or she is entitled to cast in respect of Stellantis's issued and outstanding share capital; and

●
subsequently of each change in the number of shares he or she holds and of each change in the number of votes he or she is entitled to cast in respect of Stellantis's issued and outstanding share capital, immediately after the relevant change.

Furthermore, pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (as amended and supplemented, the "Market Abuse Regulation"), each of the members of the Stellantis Board and any other person discharging managerial responsibilities within Stellantis and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Stellantis and has regular access to inside information relating, directly or indirectly, to Stellantis (each, a "PDMR") must notify the AFM of all transactions, conducted or carried out for his or her own account, relating to Stellantis Common Shares, Special Voting Shares or financial instruments the value of which is (in part) determined by the value of Stellantis Common Shares or Special Voting Shares.

In addition, persons that are closely associated with members of the Stellantis Board or any of the other PDMRs must notify the AFM of all transactions conducted for their own account relating to Stellantis's shares or financial instruments, the value of which is (in part) determined by the value of Stellantis's shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year as of the relevant transaction date; and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the board of directors or any other PDMR or by a person referred to under (i), (ii) or (iii) above.

The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date by means of a standard form. Such notifications under the Market Abuse Regulation may however be postponed until the date that the value of the transactions carried out on a person's own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. Any subsequent transaction must be notified as set forth above. The AFM keeps a public register of all notifications made pursuant to the FMSA and the Market Abuse Regulation.

Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication of such penalties, fines and orders), imprisonment or other sanctions.

Shareholder Disclosure and Reporting Obligations under U.S. Law

Stellantis Shareholders are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than five percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of any plans or proposals that may lead to a change of control of an issuer.

Disclosure Requirements under Italian law, French law and European Union law

Further disclosure requirements will apply to Stellantis under Italian law and French law by virtue of the listing of Stellantis's shares on the MTA and Euronext Paris, respectively. Summarized below are the most significant requirements to be complied with by Stellantis in connection with the admission to trading of Stellantis Common Shares on the MTA and the admission to listing and trading on Euronext Paris. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).

In particular, the following main disclosure obligations will apply to Stellantis:

●
The following articles of Legislative Decree no. 58/1998, or the Italian Financial Act (as well as the implementing regulations enacted by CONSOB thereunder) effective as of the date of this report: article 92 (equal treatment principle), article 113-ter (general provisions on regulated disclosures), article 114 (information to be provided to the public), article 114-bis (information concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB upon the authority's request), articles 180 through 187-quaterdecies (relating to insider trading and market manipulation) and article 193 (fines for breach of disclosures duties);

●
the General Regulation of the AMF, article 223-16 (obligation to disclose on a monthly basis the total number of shares and voting rights comprising Stellantis's share capital if these numbers have changed compared to the most recently disclosed numbers) and article 223-20 (obligation to file with the AMF certain changes to Stellantis Articles of Association). The information required to be published in France may be published in French or English; and

●
the applicable law concerning market abuse and, in particular, article 7 (Inside information), article 17 (Public disclosure of inside information), article 18 (Insider lists) and article 19 (Managers' transactions) of the Market Abuse Regulation, as well as implementing regulations promulgated thereunder.

In addition to the above, the applicable provisions set forth under the market rules (including those relating to the timing for the payment of dividends and relevant "ex date" and "record date") will apply to Stellantis.

The foregoing is based on the current legal framework and, therefore, it may vary following any potential regulatory changes adopted by the concerned member states and competent authorities.

Disclosure of Inside Information – Article 17 of the Market Abuse Regulation

Pursuant to the Market Abuse Regulation, Stellantis has to disclose to the public, without delay, any inside information which: (i) is of a precise nature; (ii) has not been made public; (iii) directly concerns Stellantis; and (iv) if it were made public, would be likely to have a significant effect on the prices of Stellantis's financial instruments (as such term is defined under the Market Abuse Regulation) or on the price of related derivative financial instruments (the "Inside Information"). In this regard:

●
information is deemed to be of a precise nature if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (e.g., Stellantis Common Shares) or the related derivative financial instrument. In this respect, in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be information of precise nature.

●
information which, if it were made public, would be likely to have a significant effect on the prices of financial instruments or the related derivative financial instruments means information a reasonable investor would be likely to use as part of the basis of his or her investment decisions.

An intermediate step in a protracted process is deemed to be Inside Information if, by itself, it satisfies the criteria of Inside Information as referred to above.

The above disclosure requirement has to be complied with through the publication of a press release by Stellantis in accordance with the Market Abuse Regulation and Dutch, Italian and French law, which discloses to the public the relevant Inside Information. In addition, any Inside Information disseminated by Stellantis in any jurisdiction is required to be made public in a manner that permits full and prompt access to, and correct and timely evaluation of, such information by the public in compliance with the Market Abuse Regulation.

Under specific circumstances, the AFM, CONSOB and the AMF may request Stellantis and/or its main shareholders to disclose to the public, or provide, specific information or documentation. For this purpose, the AFM, CONSOB and the AMF have broad powers under applicable EU regulations, as well as Italian and French law, to, among other things, carry out inspections or investigations or request information from the members of the Stellantis Board or the external auditors.

Stellantis may, under its own responsibility, delay disclosure to the public of Inside Information provided that all of the following conditions are met: (a) immediate disclosure is likely to prejudice the legitimate interests of Stellantis; (b) delay of disclosure is not likely to mislead the public; and (c) Stellantis is able to ensure the confidentiality of that information.

In the case of a protracted process that occurs in stages and that is intended to bring about, or that results in, a particular circumstance or a particular event, Stellantis may under its own responsibility delay the public disclosure of Inside Information relating to this process, subject to the conditions set forth under (a), (b) and (c) above.

Insiders' List – Article 18 of the Market Abuse Regulation

Stellantis, as well as persons acting on its behalf or on its account, are required to draw up and keep regularly updated, a list of all persons who have access to Inside Information and who are working for them under a contract of employment, or otherwise performing tasks pursuant to which they have access to Inside Information, such as advisers, accountants or credit rating agencies (the "Insider List").

Stellantis, or any person acting on its behalf or on its account, is required to take all reasonable steps to ensure that any person on the Insider List acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of Inside Information.

Prohibition on Insider Dealing – Article 14 of the Market Abuse Regulation

It is prohibited for any person to make use of inside information by acquiring or disposing of, for its own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates, as well as an attempt to do so (insider dealing). The use of inside information by cancelling or amending of an order concerning a financial instrument also constitutes insider dealing. In addition, it is prohibited for any person to disclose inside information to anyone else (except where the disclosure is made strictly as part of the person's regular duty or function) or, whilst in possession of inside information, recommend or induce anyone to acquire or dispose of financial instruments to which the information relates. Furthermore, it is prohibited for any person to engage in or attempt to engage in market manipulation, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of a financial instrument.

Prohibition to Trade During Closed Periods — Article 19 of the Market Abuse Regulation

A PDMR is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to shares or debt instruments of Stellantis or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of an annual or semi-annual financial report of Stellantis.

Transparency Directive

The Netherlands will be Stellantis's home member state for the purposes of Directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 (as amended by Directive 2013/50/EU of the European Parliament and of the Council of October 22, 2013) as a consequence of which Stellantis will be subject to the FMSA in respect of certain ongoing transparency and disclosure obligations.

Exchange Controls and Other Limitations Affecting Shareholders

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, Stellantis Common Shares. There are no special restrictions in Stellantis Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Stellantis Common Shares.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF FCA AND STELLANTIS

FCA N.V. is a Dutch public company with limited liability (naamloze vennootschap or N.V.), and the rights of the FCA Shareholders are governed by applicable Dutch law and FCA N.V.'s articles of association.

The rights which current FCA Shareholders will have as Stellantis Shareholders under Dutch law and Stellantis Articles of Association following the Merger are largely the same as the current rights of FCA Shareholders under Dutch law and FCA N.V.'s articles of association, with the following exceptions:

●
As of the Governance Effective Time, Stellantis's authorized share capital will amount to €90,000,000, divided into 4,500,000,000 Stellantis Common Shares with a nominal value of €0.01 each, 4,050,000,000 Class A Special Voting Shares with a nominal value of €0.01 each and 450,000,000 Class B Special Voting Shares with a nominal value of €0.01 each.

●	Stellantis Common Shares will be listed on Euronext Paris, where PSA Ordinary Shares are currently listed, in addition to the NYSE and the MTA, where FCA Common Shares are currently listed.

●
Pursuant to Stellantis Articles of Association, no Stellantis Shareholder, acting alone or in concert, may cast 30 percent or more of the votes cast at any Stellantis General Meeting. See "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Loyalty Voting Structure, General Meeting and Voting Rights—Voting Limitations".

●
The term of office of FCA N.V.s directors is currently one year. The initial term of office of Directors will be four years, other than with respect to the Chairman, the CEO and the Vice-Chairman, the initial term of whom will be five years. Subsequent terms of office of Directors will be for a period of two years, provided that unless a Director has resigned at an earlier date the term of office will lapse immediately after the close of the first annual Stellantis General Meeting held two years following the appointment. The ordinary two-year term of office may be deviated from by resolution of Stellantis General Meeting, at the proposal of the Stellantis Board, provided that:

	○	the term of office of the employee representatives will be four years from the Effective Time;

○
the Directors nominated by a Nominating Shareholder pursuant to the nomination rights described under "The Combination Agreement and Cross Border Merger Terms―The Combination Agreement and Shareholder Undertakings―Governance Arrangements―Nomination Rights" will resign (if earlier than the ordinary two-year term of office) ten days after the date the relevant Nominating Shareholder (and its relevant affiliates) no longer holds the requisite percentage of Stellantis Common Shares needed to exercise its nomination right; and

	○	the Residual Director will resign six years after the Effective Time.

●
FCA N.V. and Peugeot S.A. have agreed to certain arrangements relating to the governance of Stellantis. See "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares".

COMPARISON OF RIGHTS OF SHAREHOLDERS OF PSA AND STELLANTIS

Peugeot S.A. is a French société anonyme or S.A., and the rights of its shareholders are governed by applicable French law and PSA Articles of Association.

At the Effective Time, Peugeot S.A. will be merged with and into FCA N.V., which at the Governance Effective Time will be renamed "Stellantis N.V.".

The following is a summary comparison of (a) the current rights of PSA Shareholders under French law and PSA Articles of Association; and (b) the rights that current PSA Shareholders will have as Stellantis Shareholders under Dutch law and Stellantis Articles of Association following the Merger.

Provisions Applicable to Holders of PSA Ordinary Shares	Provisions Applicable to Holders of Stellantis Common Shares

Capitalization – General
There is no concept of authorized share capital under French law.
As of the Latest Practicable Date, the share capital of Peugeot S.A. amounted to €894,828,213 consisting of 894,828,213 shares, with a nominal value of €1.00 each, fully paid-up and all of the same class.

PSA Ordinary Shares are currently listed on Euronext Paris (Compartment A).

As of the Governance Effective Time, Stellantis' authorized share capital will amount to €90,000,000, divided into 4,500,000,000 Stellantis Common Shares with a nominal value of €0.01 each, 4,050,000,000 Class A Special Voting Shares with a nominal value of €0.01 each and 450,000,000 Class B Special Voting Shares with a nominal value of €0.01 each.
Stellantis Common Shares will be listed on the NYSE and on the MTA, where FCA Common Shares are currently listed. Stellantis will also apply for admission to listing and trading of the Stellantis Common Shares on Euronext Paris, where PSA Ordinary Shares are currently listed.

Corporate Governance – General
The corporate bodies of Peugeot S.A. are the Peugeot S.A. Shareholders' meeting, the PSA Managing Board and the PSA Supervisory Board, as Peugeot S.A. has a two-tier board structure.	The corporate bodies of Stellantis are Stellantis General Meeting, the meeting of holders of shares of a specific class and the Stellantis Board.
Shareholders' Meetings – Voting Rights and Quorum
According to French law, a shareholders' meeting must be held at least once a year within six months of the end of PSA's financial year, subject to extension by court order.

The right of a shareholder to participate in the PSA Shareholders' meeting is subject to the registration of the shares in the name of the shareholder or of its intermediary registered on its behalf, at 00:00 (Paris time) at least two business days prior to the date of the PSA Shareholders' meeting, in the registered share accounts (comptes de titres nominatifs) held by Peugeot S.A. (or its agent) or in the bearer share accounts kept by an authorized intermediary.

Pursuant to PSA Articles of Association, the shareholders' meeting will be presided over by the Chairman of the PSA Supervisory Board, or, in his or her absence, by the Vice-Chairman of the PSA Supervisory Board, if one has been appointed, or by any member of the PSA Supervisory Board designated by the PSA Supervisory Board for that purpose, or otherwise, the shareholders' meeting will appoint its own chairman.

As a general matter, each PSA Ordinary Share entitles its holder to one vote. However, fully paid-up shares registered in the name of the same holder for at least two years will carry double voting rights at the shareholders' meeting.

Ordinary shareholders' meetings are required for matters

According to Dutch law and Stellantis Articles of Association, at least one Stellantis General Meeting must be held every year within six months after the end of Stellantis' financial year.

Pursuant to Stellantis Articles of Association, persons with the right to vote or attend meetings will be considered those persons who have these rights at the 28th day prior to the day of the meeting and are registered as such in a register to be designated by the Stellantis Board for such purpose, irrespective of whether they will have these rights at the date of the meeting.

In addition to the Stellantis Record Date, the notice of the Stellantis General Meeting will further state the manner in which shareholders and other persons with meeting rights may register themselves, the Final Registration Date for that meeting and the manner in which the right to vote or attend may be exercised.

According to Stellantis Articles of Association, shareholders and those permitted by law to attend the meetings may elect to be represented at any meeting by a proxy duly authorized in writing, provided they notify Stellantis in writing of their wish to be represented at such time and place as will be stated in the notice of the meetings. The Stellantis Board that are not specifically reserved by law to extraordinary shareholders' meetings. See "Supermajority Matters" and "—Amendment to Articles of Association / Issuance of Shares / Reduction of Share Capital".

Under French law, all resolutions submitted to an ordinary shareholders' meeting will be passed with a simple majority of the votes cast by the shareholders present or represented.

Under French law, ordinary shareholders' meetings require the presence of shareholders (in person or represented by proxy) holding at least 20 percent of the shares carrying voting rights when the meeting is convened for the first time. No quorum is required when an ordinary shareholders' meeting is reconvened, but only questions that were on the agenda of the adjourned meeting may be considered.

may determine further rules concerning the deposit of the powers of attorney; these will be mentioned in the notice of the meeting.

Pursuant to Stellantis Articles of Association, Stellantis General Meeting will be presided over by the Chairman, or, in his absence, by the Senior Independent Director or, in the absence of both the Chairman and the Senior Independent Director, by the person chosen by the Stellantis Board to act as chairman for such meeting.

Following the completion of the Merger, Stellantis will adopt a loyalty voting structure pursuant to which eligible shareholders will be entitled to receive Class A Special Voting Shares. The Special Voting Shares cannot be traded and have only minimal economic entitlements. However, they will carry one vote per share as do Stellantis Common Shares. See "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares".

All resolutions of Stellantis General Meeting will be passed with an absolute majority of the votes validly cast, unless otherwise specified in Stellantis Articles of Association or provided by Dutch law. See "Supermajority Matters" and "Amendment to Articles of Association / Issuance of Shares / Reduction of Share Capital".

Supermajority Matters
Under French law, matters submitted to an extraordinary shareholders' meeting require approval by a two-thirds majority of the votes cast by the shareholders present or represented.

Extraordinary shareholders' meetings are required to approve amendments to Peugeot S.A.'s by-laws, increases or decreases in share capital, stock splits and reverse stock splits, dissolution and mergers.

A quorum of at least 25 percent of the shares carrying voting rights is required for extraordinary shareholders' meetings when the meeting is convened for the first time. A quorum of at least 20 percent of the shares carrying voting rights is required when an extraordinary shareholders' meeting is reconvened.

According to Dutch law and/or Stellantis Articles of Association, if in a Stellantis General Meeting less than one-half of the issued share capital is present or represented, a resolution adopted with a majority of at least two-thirds of the votes cast is, inter alia, required to approve reduction of the issued share capital and to limit or exclude pre-emptive rights or to grant the Stellantis Board the power to do so, or to enter into a legal merger or legal demerger.

Under Stellantis Articles of Association, a resolution adopted by a majority of two-thirds of the votes cast at a Stellantis General Meeting is required, inter alia, to (i) cancel all issued class A Special Voting Shares (subject to approval of the meeting of holders of the class A Special Voting Shares) and (ii) overrule a binding nomination for the appointment of a director by a Nominating Shareholder (with respect to clause (ii) only, such two-thirds majority of the votes cast must represent more than half of the issued share capital).

In addition, under Stellantis Articles of Association, a resolution to remove the notification obligations and voting restrictions relating to the Voting Threshold, require a majority of two-thirds of the votes cast at a meeting of holders of Stellantis Common Shares.

For information on the majorities required to amend Stellantis Articles of Association, see "Amendment to Articles of Association / Issuance of Shares / Reduction of Share Capital".

Voting Limitations

PSA Articles of Association do not provide any voting limitations on shareholders in any ordinary or extraordinary meeting of the PSA Shareholders.
Pursuant to Stellantis Articles of Association, no shareholder, acting alone or in concert, will be able to exercise 30 percent or more of the votes that could be cast at any Stellantis General Meeting. See "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares".

Notice of Shareholders' Meetings
Pursuant to French law, a shareholders' meeting is convened by the PSA Managing Board but may also be convened by the PSA Supervisory Board. In addition, a shareholders' meeting may be convened by the statutory auditors or by certain shareholders under specific circumstances. See "Shareholders' Right to Call a General Meeting".

A preliminary notice (avis de réunion) of the shareholders' meeting must be published in the BALO, at least 35 days prior to the shareholders' meeting.

In addition to the PSA Shareholders' meeting date, hour and place, the preliminary notice of the meeting is required to state the nature of the meeting and its agenda, the final registration date evidencing eligibility as shareholder, a description of how shareholders may attend the meeting and exercise the right to vote (including by proxy, mail or electronically), the website address where shareholders may have access to certain information and documents relating to the shareholders' meeting, and the procedure and deadlines for shareholders to propose their resolutions and to submit written questions.

Such notice will also state the conditions under which shareholders may have the right to vote by mail or proxy and the place and date of availability of the documentation that any shareholder may consult in the context of such meeting (such as resolutions or agenda items submitted by shareholders in accordance with applicable law). The preliminary notice of the meeting must also include the draft resolutions submitted to a vote at the general meeting.

Peugeot S.A. must make available on its website all information and documents relating to the general meeting for at least 21 days prior to the date of the general meeting.

A second notice (avis de convocation) of the shareholders' meeting, which includes any resolutions submitted by shareholders, must be published at least 15 days prior to the date of the meeting. This notice must be published in a legal gazette authorized to publish legal announcements in the department of PSA's registered office and in the BALO, and must also be made available on the company's website.

Shareholders that have held their shares in registered form (au nominatif) for at least one month must be informed of the shareholders' meeting by mail or by an electronic means of communication. Representatives of the works council, of the holders of PSA's bonds (if any) and the statutory auditors must also be informed individually.

A Stellantis General Meeting may be called by the Stellantis Board, the Chairman, the Senior Independent Director or the CEO, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the 42nd day prior to the meeting. All convocations of Stellantis General Meetings and all announcements, notifications and communications to shareholders and other persons entitled to attend a Stellantis General Meeting are required to be made by means of an announcement on Stellantis's corporate website and such announcement will remain accessible until the relevant Stellantis General Meeting. Any communication to be addressed to Stellantis General Meeting by virtue of law or Stellantis Articles of Association may be either included in the notice referred to in the preceding sentence or, to the extent provided for in such notice, posted on Stellantis's corporate website and/or in a document made available for inspection at the office of Stellantis and such other place(s) as the Stellantis Board will determine. Further, convocations of meetings may be sent to shareholders and other persons entitled to attend Stellantis General Meetings through the use of an electronic means of communication to the address provided by such persons to Stellantis for this purpose.

The notice will state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law and Stellantis Articles of Association.

Shareholders' Right to Call a General Meeting
One or more shareholders, alone or jointly (or represented by a shareholders' group), representing at least five percent of the share capital of Peugeot S.A. may request the President of the competent commercial court to appoint an agent who will convene a shareholders' meeting with a specific agenda, if the PSA Managing Board (or the PSA

One or more shareholders alone or jointly representing at least ten percent of the issued share capital may request in writing that the  Stellantis Board convene Stellantis General Meeting. If the Stellantis Board has not taken the steps necessary to ensure that Stellantis General Meeting could be held

Supervisory Board) has failed to call the relevant shareholders' meeting.
within eight weeks after the request, the requesting shareholders may be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene Stellantis General Meeting.

Requirements for Submitting Shareholder Proposals
One or more PSA Shareholders, acting alone or jointly (or represented by a shareholders' group), with a combined ownership at least equal to the Threshold Amount may request to include draft resolutions or items on the agenda of any shareholders' meeting, provided that such request is received by the company at least 25 days prior to the date of the shareholders' meeting, and is not sent to the company more than 20 days after the date of the publication of the preliminary notice (avis de réunion) of the shareholders' meeting in the BALO. For purposes of this paragraph, the "Threshold Amount" is equal to the sum of (i) 4% of the first €750,000 of the amount of Peugeot S.A.'s share capital; (ii) 2.5% of the portion of the amount of Peugeot S.A.'s share capital between €750,000 and €7,500,000; (iii) 1% of the portion of the amount of Peugeot S.A.'s share capital between €7,500,000 and €15,000,000; and (iv) 0.5% of the amount of Peugeot S.A.'s share capital above €15,000,000.

Shareholders may also propose amendments to the draft resolutions submitted by the PSA Managing Board during the shareholders' meeting.

Stellantis Articles of Association and Dutch law provide that one or more Stellantis Shareholders representing, individually or jointly, at least three percent of the issued share capital may propose in writing and have an item included in the meeting notice of a Stellantis General Meeting, provided that Stellantis has received such request or a proposed resolution, including the reasons for putting the relevant item on the agenda, no later than the 60th day before the day of such Stellantis General Meeting.

Proxy Solicitation
Under French law, proxies can be solicited directly or indirectly. The person soliciting proxies must disclose its voting policy (politique de vote) on its website.	Under Dutch law, there is no statutory regime for the solicitation of proxies. Solicitation of proxies is an ad hoc process, generally dealt with by an outside firm.
Meetings of Holders of Shares of a Specific Class
Under French law, any decision of the shareholders' meeting to amend the rights of the shares of a specific class would be effective only upon the approval of the special meeting of the holders of such outstanding shares. Peugeot S.A. has issued only ordinary shares but it is generally considered that a meeting of holders of the shares entitled to double voting rights would need to be convened to the extent that the rights attached to such outstanding shares are being amended (e.g., the shares are being deprived of their double voting rights).

Meetings of holders of shares of a specific class may only validly deliberate when first convened if the shareholders present or represented hold at least one third of the shares carrying voting rights which confer rights that are to be amended and, if reconvened, 20 percent of those shares.

Under Stellantis Articles of Association, meetings of holders of a specific class will be held as frequently and whenever such a meeting is required by virtue of any statutory regulation or any provision in Stellantis Articles of Association.

Meetings of holders of shares of a specific class may be convened no later than on the sixth day before the day of such meeting. The provisions applicable to Stellantis General Meetings, except those concerning the frequency, ultimate timing, notice period, right to put an item on the agenda and required agenda items, will apply mutatis mutandis to the meetings of holders of shares of a specific class.

Amendment to Articles of Association / Issuance of Shares / Reduction of Share Capital
PSA Articles of Association can only be amended with the approval of shareholders at an extraordinary shareholders' meeting. Such approval requires a majority of two-thirds of the votes cast by the shareholders present or represented.

However, as an exception, some amendments require the unanimous agreement of the shareholders, such as a capital increase by way of an increase of the nominal value of PSA Ordinary Shares (except where such increase is effected by way of capitalization of reserves, profits or premiums) or more generally any amendment to PSA Articles of Association that would increase the commitments of the

A resolution to amend Stellantis Articles of Association can only be passed by a Stellantis General Meeting pursuant to a prior proposal of Stellantis Board, provided that a resolution to amend Stellantis's corporate seat and/or place of effective management will require a majority of at least two-thirds of the votes cast.

Any specific rights of Exor, EPF/FFP, and/or BPI, as the case may be, set out in Stellantis Articles of Association cannot be amended without the prior written approval of Exor, EPF/FFP, and/or BPI, as the shareholders. In addition, certain amendments to PSA Articles of Association only require the approval of a majority of the votes cast, such as the decision to increase the share capital of Peugeot S.A. through the incorporation of reserves, profits or premiums.

The decision to increase the share capital, through the issuance of shares or securities giving access to the share capital, is within the sole competence of the extraordinary shareholders' meeting.

The extraordinary shareholders' meeting may delegate to the PSA Managing Board the power to increase the share capital (délégation de compétence). In such case, the extraordinary shareholders' meeting determines the time period during which the delegation of power may be used by the PSA Managing Board (up to a maximum of 26 months) and the maximum amount of such capital increase. The extraordinary shareholders' meeting of Peugeot S.A. of April 25, 2019 granted a number of delegations of authority to the PSA Managing Board with respect to share capital increases (including delegations (i) to issue securities with preferential subscription rights, (ii) to issue securities without preferential subscription rights (a) through a public offer or through a private placement, (b) in payment for shares contributed to Peugeot S.A., in connection with a public exchange offer initiated by Peugeot S.A. on the securities of another company, (c) for contributions in kind consisting of shares or securities conferring the right to acquire equity of other companies; and (iii) to issue, in the event of a public offer for the PSA Ordinary Shares, equity warrants on PSA Ordinary Shares (bons de souscription d'actions) to be allotted free of charge to shareholders). The extraordinary shareholders' meeting of Peugeot S.A. of June 25, 2020 also granted delegations of authority to the PSA Managing Board with respect to share capital increases (including delegations to: (i) allocate existing or future performance shares to employees and company officers of Peugeot S.A. or affiliates of Peugeot S.A., without preferential subscription rights; (ii) in the event of a public offer for the PSA Ordinary Shares, equity warrants on PSA Ordinary Shares to be allotted free of charge to shareholders; and (iii) to carry out one or several share capital increases reserved for employees).

The extraordinary shareholders' meeting may also decide to increase the share capital and may delegate to the PSA Managing Board the power to determine the terms and conditions of the capital increase (délégation de pouvoirs).

The extraordinary shareholders' meeting may resolve to reduce the share capital by way of cancellation of shares or reduction of the nominal value of the shares. Such share capital reduction can be used, inter alia, to offset losses. The extraordinary shareholders' meeting may delegate the power to implement the share capital reduction to the PSA Managing Board or may authorize the PSA Managing Board to purchase a determined number of shares in order to cancel them.

See above "Supermajority Matters" for the quorum and majority requirements applicable to extraordinary shareholders' meetings.

case may be, until the date such right has lapsed.

Under Dutch law, when a proposal to amend Stellantis Articles of Association is put on the agenda of Stellantis General Meeting, a copy of that proposal will be made available for inspection to the shareholders and others who are permitted by law to attend the Stellantis General Meeting, at the office of Stellantis, as from the day Stellantis General Meeting is called until after the close of that meeting.

Stellantis General Meeting or alternatively the Stellantis Board, if it has been designated to do so by Stellantis Articles of Association or Stellantis General Meeting, has authority to resolve on any further issue of shares.

As of the Governance Effective Time, the Stellantis Board has been irrevocably authorized for a period of three years from the Effective Time to issue shares and rights to subscribe for shares up to in aggregate (i) ten percent of the issued Stellantis Common Shares for general corporate purposes, plus (ii) an additional ten percent of the issued Stellantis Common Shares as of such date, if the issuance and/or the granting of rights to subscribe for Stellantis Common Shares occurs in connection with the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for Stellantis Common Shares is otherwise necessary in the opinion of the Stellantis Board.

Stellantis General Meeting has power to pass a resolution to reduce the issued share capital by the cancellation of Stellantis Common Shares or class A Special Voting Shares or by reducing the nominal value of the shares by means of an amendment to Stellantis Articles of Association. The shares to which such resolution relates will be stated in the resolution, in addition to how the resolution will be implemented.

For a resolution to reduce the share capital, a majority of at least two-thirds of the votes cast will be required, if less than one-half of the issued capital is represented at Stellantis General Meeting. A resolution to cancel all issued Class A Special Voting Shares requires a majority of at least two-thirds of the votes cast at a Stellantis General Meeting, subject to the approval of the meeting of holders of the Class A Special Voting Shares.

Pre-emptive Rights
Under French law, in the event a company issues any shares or any securities granting rights to subscribe to new shares	In the event of an issue of Stellantis Common Shares, every holder of Stellantis Common Shares will have for cash, the existing shareholders have preferential subscription rights (droits préférentiels de souscription) to the newly issued and outstanding shares on a pro rata basis.

Preferential subscription rights may be exercised during a period of at least five trading days (jours de bourse) from the opening of the subscription period. Such preferential subscription rights may also be sold as from the second business day before the opening of the subscription period relating to a particular offering, and until the second business day before the expiry of the subscription period.

The extraordinary shareholders' meeting deciding or authorizing the share capital increase can decide to waive the preferential subscription right for all or part of the share capital increase. French law requires the managing board and independent auditors to present reports that specifically address any proposal to the shareholders' meeting to waive preferential subscription rights. An independent expert must also be appointed by an issuer in the context of a reserved share capital increase resulting in a shareholder acquiring control of the company, where the discount on the issuance price exceeds the maximum discount allowed in case of a share capital increase without preferential subscription rights.

In the event of a share capital increase reserved to a named person or group of persons, the issuance of the new shares must be completed no later than 18 months after the date of the extraordinary shareholders' meeting which has voted on such share capital increase.

Shareholders may also waive their preferential subscription rights on an individual basis.

When raising capital through a rights offering, in order to ensure compliance with securities laws in the many countries in which shareholders may reside or be a citizen of, French companies may restrict the ability of shareholders in certain jurisdictions to participate in the rights offering.

pre-emptive rights with regard to the Stellantis Common Shares to be issued in proportion to the aggregate amount of his or her Stellantis Common Shares, provided however that no such pre-emptive rights will exist in respect of shares to be issued to employees of Stellantis pursuant to any option plan of Stellantis, shares issued against payment in kind (contribution other than in cash) or shares issued to persons exercising a previously granted right to subscribe for Stellantis Common Shares.

In the event of an issuance of Special Voting Shares, shareholders will not have any right of pre-emption.

Pre-emptive rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Stellantis Common Shares in the Dutch State Gazette.

Pre-emptive rights may be limited or excluded by resolution of Stellantis General Meeting or resolution of the Stellantis Board if it has been designated to do so by Stellantis Articles of Association or Stellantis General Meeting, provided the Stellantis Board has also been authorized to resolve on the issue of shares of Stellantis. In the proposal to Stellantis General Meeting in respect of the Stellantis Board's authority to limit or exclude pre-emptive rights, the reasons for the proposal and the choice of the intended price of issue must be explained in writing.

The Stellantis Board is irrevocably designated in Stellantis Articles of Association as the competent body to issue Stellantis Common Shares and grant rights to subscribe for Stellantis Common Shares, as described above, and to limit or exclude pre-emptive rights in respect of the issuance of Stellantis Common Shares or rights to acquire Stellantis Common Shares for an initial period of three years from the Effective Time.

When raising capital through a rights offering, in order to ensure compliance with securities laws in the many countries in which shareholders may reside or be a citizen of, Dutch companies may restrict the ability of shareholders in certain jurisdictions to participate in the rights offering.

Approval of the Financial Statements
Peugeot S.A. must publish and file with the AMF within four months following the end of the financial year an annual financial report (rapport financier annuel) consisting in particular of the annual financial statements, the consolidated financial statements, the management report and the statutory auditors' reports on the annual financial statements and the consolidated financial statements.

The annual financial statements and the consolidated financial statements of PSA must be approved by an ordinary shareholders' meeting to be held no later than six months after the end of PSA's financial year, subject to extension by court order.

The documents prepared in connection with the financial statements for the previous financial year need to be filed with the trade register within one month of the annual shareholders' meeting or within two months of the annual

The Stellantis Board is required to close annually the books of Stellantis as at the last day of every financial year and, within four months thereafter, prepare annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four-month period the Stellantis Board is also required to publish the annual accounts, including the accountant's report, the management report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which Stellantis Common Shares are listed.

According to Section 2:394 of the Dutch Civil Code, in conjunction with the FMSA, the annual accounts, annual report and other documents referred to in Section 2:392 of the Dutch Civil Code must be sent to shareholders' meeting if such filing is made electronically. In order to satisfy this requirement, issuers will generally file with the trade register their universal registration document, which includes such financial statements.

the AFM within five days after adoption of the annual accounts. The AFM will file the annual accounts with the Dutch trade register within three days upon receipt.

If justified by the activity of Stellantis or the international structure of its group as determined by the Stellantis Board, Stellantis's annual accounts or its consolidated accounts may be prepared in a currency other than the euro.

Dividend and Liquidation Rights
Under French law and PSA Articles of Association, dividends may be distributed from distributable profits (bénéfice distribuable), which consist of PSA's net profits for the prior fiscal year minus any prior losses as well as the sums to be allocated to the legal reserve in accordance with French law as described below or to reserves set forth in PSA Articles of Association (réserve statutaire), plus any profit carried forward. PSA Articles of Association do not set forth any requirements to allocate certain sums to a reserve account (other than the legal reserve).

From the amount of the profits for a given fiscal year, minus prior losses, if any, an amount equal to at least five percent must be deducted and allocated to the formation of a legal reserve fund. This deduction is no longer required when the amount of the legal reserve has reached one-tenth of the share capital of Peugeot S.A.

The ordinary shareholders' meeting can resolve to distribute dividends to the shareholders from all or part of the distributable profits provided that no distribution may be made to the shareholders when the equity is inferior, or would thereby become inferior, to the aggregate value of the share capital and the non-distributable reserves. Any remaining profit may be appropriated to retained profit to be carried forward for the next year or allocated to one or more general or special reserves. The ordinary shareholders' meeting may also decide to distribute amounts appropriated from reserves, either to provide or supplement an ordinary dividend, or by way of an extraordinary dividend. In this case, the resolution will expressly indicate the reserve items against which these amounts are charged. However, dividends will be paid first from the distributable profits for the prior financial year.

The dividend must be paid at the latest nine months after the end of the financial year or later if this deadline is extended by court order.

No distribution can be made for shares held by PSA in treasury.

The PSA Managing Board may, subject to applicable provisions of French law, distribute interim dividends prior to the approval of the annual financial statements by the shareholders, provided that the amount of any interim dividends does not exceed the amount of distributable profits (excluding distributable reserves).

Dividends not claimed within five years of the day on which they became payable must be paid to the French state pursuant to French law.

Stellantis may make distributions to the shareholders and other persons entitled to distributions only to the extent that its shareholders' equity exceeds the sum of the paid-up and called-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law and Stellantis Articles of Association.

No distribution of profits may be made to Stellantis itself for shares that Stellantis holds in its own share capital.

According to Stellantis Articles of Association, Stellantis will maintain a separate capital reserve for the purpose of facilitating any issuance or cancellation of Special Voting Shares. No distribution will be made from the special capital reserve, except that the Stellantis Board will be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up Special Voting Shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

Stellantis will maintain a Special Dividend Reserve for the Special Voting Shares. The Special Voting Shares will not carry any entitlement to any other reserve of Stellantis. Distributions from the Special Dividend Reserve will be made exclusively to the holders of Special Voting Shares in proportion to the aggregate nominal value of their Special Voting Shares.

From the profits shown in the annual accounts, as adopted, such amounts will be reserved as the Stellantis Board may determine.

The profits remaining thereafter will first be applied to allocate and add to the Special Dividend Reserve an amount equal to one percent of the aggregate nominal amount of all Special Voting Shares outstanding at the end of the financial year to which the annual accounts pertain. The Special Voting Shares will not carry any other entitlement to the profits.

Any profits remaining thereafter will be at the disposal of Stellantis General Meeting for distribution of dividends on Stellantis Common Shares only, subject to the provisions below.

The Stellantis Board will have the power to declare one or more interim dividends or other distributions, subject to certain provisions of Dutch law and certain conditions set forth in Stellantis Articles of Association.

Dividends and other distributions will be made payable in the manner and at such date(s) and notice of such dividend or other distributions will be given as the Stellantis Board, or Stellantis General Meeting, upon a proposal of the Stellantis Board, will determine.
Dividends and other distributions that have not been collected within five years and one day after the same have become payable will become the property of Stellantis.

In the event of a liquidation, any assets remaining after payment of the debts and liquidation expenses would be distributed first to repay in full the nominal value of PSA Ordinary Shares. Any surplus would be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

According to Stellantis Articles of Association, whatever remains of Stellantis's equity after all its debts have been discharged:
•      will first be applied to distribute the aggregate balance of share premium reserves and other reserves of Stellantis other than the Special Dividend Reserve to the Stellantis Shareholders in proportion to the aggregate nominal value of the Stellantis Common Shares held by each of them;
•      secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the Stellantis Common Shares will be distributed to the Stellantis Shareholders in proportion to the aggregate nominal value of Stellantis Common Shares held by each of them;
•      thirdly, from any balance remaining, an amount equal to the aggregate amount of the Special Dividend Reserve will be distributed to the holders of Special Voting Shares in proportion to the aggregate nominal value of the Special Voting Shares held by each of them;
•      fourthly, from any balance remaining, the aggregate amount of the nominal value of the Special Voting Shares will be distributed to the holders of Special Voting Shares in proportion to the aggregate nominal value of the Special Voting Shares held by each of them; and
•      lastly, the balance remaining will be distributed to the Stellantis Shareholders in proportion to the aggregate nominal value of Stellantis Common Shares held by each of them.

Cash Exit Rights / Appraisal Rights
PSA Shareholders will have no appraisal rights and/or cash exit rights as French law does not recognize these concepts.
Stellantis Shareholders will have no appraisal rights and/or cash exit rights, as Dutch law does not recognize this concept (other than in the context of a cross-border merger whereby Stellantis would be the entity ceasing to exist).

Rights to Inspect Corporate Books and Records
Under French law, shareholders have a right to access documents relating to the three preceding financial years including the standalone financial statements of the parent company, the consolidated financial statements, the minutes and attendance sheets of the shareholders' meetings and the total amount certified as accurate by the statutory auditors of compensation paid to the ten highest paid persons.

These documents can be inspected by the shareholders personally or via a representative, at any time at the registered office or at the place of administrative management. Shareholders can be assisted by an expert and are allowed to make copies of these documents.

Before each annual shareholders' meeting, each shareholder has the right to receive documents, such as the annual financial statements, the consolidated financial statements, the list of shareholders holding shares in registered form (au nominatif), the managing board's reports, the reasons underlying the proposed resolutions and, if applicable, information regarding the directors whose appointment is proposed, and a list of the related party transactions that are submitted for approval at the annual shareholders' meeting. In addition, the shareholders have the right to inspect certain documents at the registered office before each shareholders' meeting.

Under Dutch law, the annual accounts of a company are submitted to the general meeting for their adoption.

Shareholders have the right to obtain a copy of any proposal to amend Stellantis Articles of Association at the same time as meeting notices referring to such proposals are published. (See "Amendment to Articles of Association/Issuance of Shares/Reduction of Share Capital").

Upon request and free of charge, Stellantis's registrar will provide shareholders and those who have a right

Before an extraordinary shareholders' meeting held to amend PSA Articles of Association, each shareholder has the right to receive documents, including the draft resolutions to amend PSA Articles of Association, and would have the right to inspect documents including such draft resolutions and the managing board's report in relation to the draft resolution, at Peugeot S.A.'s registered office.
of usufruct or pledge in respect of Stellantis Common Shares with an extract from the shareholders register and Loyalty Register in respect of their registration.
Repurchase of Shares
In accordance with French law, the ordinary shareholders' meeting can authorize the PSA Managing Board to purchase shares representing up to ten percent of Peugeot S.A.'s outstanding share capital. This authorization cannot exceed 18 months and must determine the maximum number of shares to be purchased, the maximum amount and the terms of such purchase, including the objectives of the share repurchase program, which may be to:

•       enhance the liquidity of PSA Ordinary Shares;
•     cancel shares representing up to ten percent of the share capital outstanding of Peugeot S.A. over any 24-month period;
•     deliver the shares upon the exercise of rights attached to securities granting access to the share capital outstanding of Peugeot S.A.;
•      grant shares to employees or corporate officers of Peugeot S.A.; and
•      deliver PSA Ordinary Shares in the context of an external growth transaction, merger, spin-off or contribution, it being specified that these shares cannot represent more than five percent of Peugeot S.A.'s outstanding share capital.

The ordinary shareholders' meeting of Peugeot S.A. of June 25, 2020 authorized the PSA Managing Board to purchase shares representing up to ten percent of Peugeot S.A.'s outstanding share capital. This authorization was granted for an 18-month period from the date of the ordinary shareholders' meeting.

The reduction of the outstanding share capital in case of cancellation of shares is decided by the extraordinary shareholders' meeting, unless such power is delegated to the PSA Managing Board.

Peugeot S.A. may not, at any time, hold treasury shares representing more than ten percent of its share capital.

The repurchase of shares by Peugeot S.A. may not result in Peugeot S.A.'s equity being less than the amount of the share capital of Peugeot S.A. increased by the reserves that Peugeot S.A. may not distribute pursuant to the law.

According to Stellantis Articles of Association, Stellantis has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Stellantis will have authority to acquire fully paid-up shares in its own capital for consideration if:

a.     Stellantis General Meeting has authorized the Stellantis Board to make such acquisition – which authorization will be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;
b.     Stellantis's equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that have to be maintained by provision of law; and
c.     the aggregate par value of the shares to be acquired and the shares in its share capital Stellantis already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one-half of the aggregate par value of the issued and outstanding share capital.

Stellantis's equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of Stellantis, the amount of the loans as referred to in Article 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, will be decisive for purposes of items (b) and (c) above. If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then an acquisition by Stellantis of fully paid-up shares in its own capital for consideration will not be allowed until such time as the annual accounts have been adopted.

The reserves of Peugeot S.A. other than the legal reserve must be at least equal to the aggregate value of the shares held by Peugeot S.A. in treasury.

For such time as PSA Ordinary Shares are held by Peugeot S.A. in treasury, they are deprived of dividend rights and voting rights.

Class Action, Shareholder Derivative Suits and Other Minority Shareholders' Rights
Under French law, a single shareholder or a group of shareholders, irrespective of the percentage of shares such shareholder or group of shareholders owns, may initiate a derivative action (action sociale "ut singuli") on behalf of PSA against one or more members of the PSA Managing Board in order to obtain compensation for losses suffered by PSA. A derivative action may be initiated by a shareholder only to the extent that the legal representative(s) of PSA has failed to bring such action. A derivative action cannot be brought against the members of the PSA Supervisory Board.

A shareholder may also bring a claim against one or more members of the PSA Managing Board and/or of the PSA Supervisory Board to obtain remedy for losses suffered, provided that such shareholder is able to demonstrate that such loss is personal and distinct from the one suffered by PSA.

In the event a third party is liable to PSA, only PSA can bring a civil action against that party. A shareholder could bring an action against such third party only to the extent the shareholder demonstrates that the loss suffered is distinct from the one suffered by PSA.

Minority shareholders holding together at least five percent of PSA Ordinary Shares (who can be represented by a shareholders' group) are entitled to require that the President of the relevant commercial court appoint an expert to review the terms of any management decision taken or to be taken for the company which is suspected of being unlawful ("expertise de gestion").

In the event a third party is liable to Stellantis, only Stellantis itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder, does that shareholder have an individual action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests can alternatively institute a collective action. Such collective action can only result in a declaratory judgment. In order to obtain compensation for damages, the foundation or association and the defendant may reach, often on the basis of such declaratory judgment, a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party.

In the event a director is liable to the company (e.g., for breach of fiduciary duties towards the company) only Stellantis itself can bring a civil action against that director. Individual shareholders do not have the right to bring an action against the director.

Shareholders representing shares with a value of at least €20,000,000 may request the Dutch Enterprise Chamber of the Court of Appeal of Amsterdam to investigate the policy and/or overall activities of Stellantis (over a certain period of time) on the basis that there are valid grounds to question the policy as conducted by Stellantis. The Dutch Enterprise Chamber may order an investigation and grant other measures to remedy the alleged mismanagement, including replacement of Directors, suspension of voting rights and annulment of corporate resolutions.

Board of Directors – Appointment-Suspension-Dismissal
Peugeot S.A. has a two-tier board structure with the PSA Supervisory Board in charge of controlling and supervising the management of the company by the PSA Managing Board.

Managing Board

Pursuant to PSA Articles of Association, the PSA Managing Board must be composed of at least two and of no more than seven members. The members of the PSA Managing Board are appointed for a period of four years by the PSA supervisory board. The PSA Supervisory Board is also responsible for appointing the chairman of the PSA Managing Board. Members of the PSA Managing Board may be dismissed by the PSA Supervisory Board or by the ordinary general meeting of shareholders of Peugeot S.A.

Stellantis will have a board of directors, consisting of three or more Directors, comprising both Directors having responsibility for the day-to-day management of Stellantis (executive Directors) and Directors not having such day-to-day responsibility (non-executive Directors). The majority of the Directors will be non-executive Directors.

The chairman of the Stellantis Board as referred to by law will be a non-executive Directors with the title Senior Independent Director. The Stellantis Board may grant titles to Directors, including – without limitation – the titles of CEO, Chairman and Senior Independent Director.

The term of office of Directors will be for a period of

The PSA Managing Board may validly adopt resolutions only if a majority of its members are present or participate in the meeting by some other means. Its decisions are adopted by a majority vote of the members participating in the meeting. Each member has a single vote. In case of a split decision, if the PSA Managing Board has an even number of members, the chairman of the PSA Managing Board has the casting vote.

Supervisory Board

Pursuant to PSA Articles of Association, the PSA Supervisory Board must be composed of at least three and no more than 14 members. In accordance with the shareholders' agreement entered into on April 28, 2014 between Peugeot S.A. and its main shareholders, the PSA Supervisory Board is currently composed of 13 members with six members appointed upon the proposal from each of the three main PSA Shareholders (i.e., Etablissement Peugeot Frères and FFP, Dongfeng via Dongfeng Motor (Hong Kong) International Co. Ltd. and Bpifrance (Lion Participations and Bpifrance Participations)), five independent members, one employee representative and one employee shareholder representative.

The members of the PSA Supervisory Board are appointed for a period of four years by the ordinary general meeting of PSA's shareholders expiring at the annual shareholders' meeting held in the year in which the member's term expires. Members of the PSA Supervisory Board may be dismissed by the ordinary general meeting of shareholders of Peugeot S.A.

As of December 31, 2019, the chairman of the PSA Supervisory Board is an independent board member. The PSA Supervisory Board also comprises a lead independent director and several vice-chairmen, with each of the three main shareholders being entitled to propose the appointment of one of its representatives at the PSA Supervisory Board as vice-chairman.

The PSA Supervisory Board may only adopt valid resolutions with the majority of the members present. All resolutions are adopted by the majority of the members present or represented at the PSA Supervisory Board. The chairman of the PSA Supervisory Board does not have a casting vote.

two years, provided that unless such a Director has resigned at an earlier date the term of office shall will immediately after the close of the first annual Stellantis General Meeting held two years following his or her appointment. The ordinary two-year term of office may be deviated from by resolution of any Stellantis General Meeting, at the proposal of the Stellantis Board. Each Director may be reappointed at any subsequent Stellantis General Meeting.

The total number of Directors will be determined by the Stellantis Board. The Combination Agreement provides that after closing of the Merger the Stellantis Board will initially be composed of 11 Directors.

Under Stellantis Articles of Association, Stellantis General Meeting appoints certain of the Directors upon a binding nomination by inter alia certain Stellantis Shareholders. Stellantis General Meeting may at all times overrule a binding nomination for the appointment of a director by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital.

Stellantis General Meeting has at all times the power to suspend or to dismiss any of the Directors. A resolution of Stellantis General Meeting to suspend or dismiss a Directors appointed upon a binding nomination requires a majority of at least two-thirds of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital, unless the person who made the binding nomination for such Director supports the suspension or dismissal (as the case may be). For a description of the board composition contemplated for Stellantis after the Merger, please refer to "Stellantis– Directors of Stellantis".

FCA N.V. and Peugeot S.A. have agreed to certain arrangements relating to the governance of Stellantis. See "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares."

If the office(s) of one or more Directors is vacated or if one or more Directors be otherwise unavailable, the remaining Directors or the remaining Director will temporarily have the full power of the Stellantis Board; provided, however, that in such event the Stellantis Board will have the power to designate one or more persons to be temporarily entrusted with the co-management of Stellantis.

If the offices of all Directors were vacated or if all Directors would be otherwise unable to act, the management will temporarily be vested in the person or persons whom Stellantis General Meeting will appoint for that purpose.

Under Dutch law and Stellantis Articles of Association, all board resolutions will be adopted by the favorable vote of the majority of the Directors present or represented at the meeting of the Stellantis Board. Each Director will have one vote.

Pursuant to Stellantis Articles of Association, the Stellantis Board is authorized to adopt resolutions without convening a meeting if all Directors will have expressed their opinions in writing, unless one or more Directors object in writing to the resolution being adopted in this way prior to the adoption of the resolution. A resolution will in this case be adopted if the majority of all Directors will have expressed themselves in favor of the resolution concerned.

Board of Directors – Powers and Duties
The PSA Managing Board has the broadest powers to act in the company's name in any and all circumstances within the limits of the corporate purpose, except for those matters that by law or pursuant to PSA Articles of Association may only be dealt with by the shareholders' meeting or the PSA Supervisory Board. The Chairman of the PSA Managing Board represents Peugeot S.A. in its dealings with third parties.

The PSA Supervisory Board exercises ongoing control over the PSA Managing Board.

In addition to the PSA Supervisory Board's own powers (including authorization of sureties, endorsements and guarantees provided by Peugeot S.A., appointment of the members of the PSA Managing Board, establishment of the compensation policy for corporate officers, selection of the chairman of the PSA Managing Board, cooptation of the members of the PSA Supervisory Board, approval of related party transactions and the power to convene a shareholders' meeting), PSA Articles of Association provide for certain decisions, which may not be carried out by the PSA Managing Board without prior approval from the PSA Supervisory Board, including, among other things, the completion of share capital increases (in cash or through the incorporation of reserves), share capital decreases (as authorized by the extraordinary shareholders' meeting), the issuances of bonds by Peugeot S.A., the execution of any merger agreement or any agreement for the partial contribution of assets (apport partiel d'actifs), or, more generally, the execution of any major transaction which substantially alters the scope of the business or the balance sheet structure of Peugeot S.A. or of PSA.

Under French law, certain matters may only be resolved by the shareholders' meeting, such as appointment of the members of the PSA Supervisory Board, approval of the annual financial statements, allocation of profits and the distribution of dividends, ex ante and ex post approval of the remuneration of corporate officers (i.e., say on pay), amendments to PSA Articles of Association, approval of related party transactions and decisions regarding certain mergers, contributions in kind or spin-offs.

Under Stellantis Articles of Association, the Stellantis Board is in charge of the management of Stellantis. However, the Stellantis Board will require the approval of Stellantis General Meeting for resolutions concerning an important change in Stellantis's identity or character, including in any case:

•      the transfer to a third party of the business of Stellantis or practically the entire business of Stellantis;
•      the entry into or breaking off of any long-term cooperation of Stellantis or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to Stellantis; and
•      the acquisition or disposal by Stellantis or a subsidiary of an interest in the capital of a company with a value of at least one-third of Stellantis's assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of Stellantis.

Board of Directors – Conflicts of Interest Transactions
Pursuant to French law, transactions entered into between PSA and a member of the PSA Managing Board or of the PSA Supervisory Board (either directly or indirectly through companies owned by such members or companies in which they are corporate officers, board members or managers) or with certain other related parties (including shareholders

A Director will not take part in any vote on a subject or transaction in relation to which he has a direct or indirect personal conflict of interest with Stellantis. If all Directors have such a conflict of interest, the preceding sentence does not apply and the Stellantis Board will maintain its authority to resolve upon the holding more than ten percent of the voting rights of the company), are subject to the prior approval of the PSA Supervisory Board, except for transactions which are entered into in the ordinary course of business and at arms' length. Any transaction entered into without the prior consent of the PSA Supervisory Board is voidable if it causes damage to the company, and the related party can be held liable. Such transaction must also be submitted for approval at the next annual ordinary shareholders' meeting, on the basis of a special report to be prepared by the statutory auditors. If the shareholders reject a resolution regarding a related party transaction, the transaction remains enforceable except in case of fraud but detrimental consequences resulting from the transaction (if any) may be borne by the relevant related party or possibly by other members of the PSA Managing Board. If the related party is a member of the PSA Supervisory Board or a shareholder, such related party must not participate in the vote on the relevant transaction at the board level or at the shareholders' meeting (as applicable). In addition to the legal regime relating to related party transactions, general corporate law as well as the internal rules of the PSA Supervisory Board (règlement intérieur) provide that board members have to abstain from voting on transactions in certain circumstances to avoid conflicts of interest.
relevant matter, subject to the approval of Stellantis General Meeting.
Committees of Directors
The PSA Supervisory Board may establish specialized committees whose role is to assist the PSA Supervisory Board in the preparation of its deliberations and decisions. The specialized committees issues proposals, recommendations and opinions on matters within their area of expertise. Under French law, board committees do not have any formal decision-making power and are advisory only. The specialized committees are composed of members of the PSA Supervisory Board. Pursuant to the internal rules of the PSA Supervisory Board, the PSA Supervisory Board has established four committees: (i) the strategy committee, (ii) the appointments, remuneration and governance committee, (iii) the finance and audit committee, and (iv) the Asia business development committee.
Pursuant to Stellantis Articles of Association, the Stellantis Board will have the power to appoint any committees, composed of Directors and officers of the company and group companies.
Board of Directors – Liability
Under French law, a member of the PSA Managing Board may be held individually or jointly liable to Peugeot S.A. and its shareholders in the event of a breach of laws and regulations applicable to a société anonyme, a breach of the company's articles of association or in case of wrongful acts of management. Members of the PSA Managing Board may only be held personally liable vis-à-vis third parties if the wrongful act attributable to him/her can be dissociated from his duties (faute séparable). The PSA Managing Board being a collective body, members of the PSA Managing Board will usually be held jointly liable for the decisions taken by the PSA Managing Board. A member of the PSA Managing Board may only be exempted from liability by proving that he/she behaved in a cautious and diligent manner, notably by having opposed the said decision. Members of the PSA Managing Board may also incur specific criminal liability if they are offenders or co-offenders of, or accomplices to, a criminal offence (such as distributing an unauthorized dividend or using the company's credit or assets in a manner that is contrary to the company's corporate interest). A member of the PSA Supervisory Board may be held liable to the company and to a third party only with respect to wrongful acts such member committed personally in the performance

Under Dutch law, the management of a company is a joint undertaking and each member of the Stellantis Board can be held jointly and severally liable to Stellantis for damages in the event of improper or negligent performance of his or her duties.

An individual Director is only exempted from liability if he or she proves that he cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Director may, however, refer to the allocation of tasks between the Directors.

Further, Directors may in certain circumstances also be liable to third parties for damages in the event of bankruptcy, default on the payment of taxes, improper or negligent performance of their duties, or tort.

of his/her duties. There is no joint liability for the members of the PSA Supervisory Board. The members of the PSA Supervisory Board have no liability for managerial actions and their consequences.
Rights of Directors and Officers to Obtain Indemnification
French companies do not customarily indemnify board members for liabilities incurred in connection with the exercise of their duties. In addition, French law prohibits any provisions in the articles of association of a company that limit liability of its board members. However, it is common practice for French groups to cover the civil liability of their directors and officers through specific insurances policies. PSA has subscribed a D&O policy for the benefit of the members of the PSA Managing Board and of the PSA Supervisory Board.

The concept of indemnification of directors of a company for liabilities arising from their actions as members of the board as an executive or non-executive director is, in principle, accepted in the Netherlands.

Under Stellantis Articles of Association, Stellantis is required to indemnify its Directors, officers, former Directors, former officers (including former directors and officers of Peugeot S.A.) and any person who may have served at Stellantis's request as a director or officer of another company in which Stellantis owns shares or of which Stellantis is a creditor who were or are made a party or are threatened to be made a party or are involved in any Proceeding, or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorney's fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person's duty to Stellantis. This indemnification by Stellantis is not exclusive of any other rights to which those indemnified may be entitled otherwise.

Disclosure of Significant Share Ownership
Under French law, any person, acting alone or in concert with others, who, directly or indirectly, crosses either upward or downward the thresholds of five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 33.33 percent, 50 percent, 66.66 percent, 90 percent or 95 percent of the share capital or voting rights of Peugeot S.A., must notify Peugeot S.A. and the AMF of such change before the close of trading on the fourth trading day following the crossing of the relevant threshold. For purposes of calculating whether such thresholds have been crossed, the shares or voting rights held directly by the notifying person are aggregated with shares or voting rights held by an entity controlled by such notifying person, shares or voting rights held by a third party with whom the notifying person is deemed to be acting "in concert", and call options, equity swaps and certain cash settled derivatives entered into by any such party. The AMF publishes such notifications on its website.

In addition, PSA Articles of Association provide that any person (acting alone or in concert) who, directly or indirectly, becomes the owner of two percent or more of the share capital or voting rights of Peugeot S.A. is required to notify Peugeot S.A. in writing within four trading days of the crossing of the relevant threshold. Once a shareholder's ownership exceeds the two percent threshold, such

Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest or voting rights in Stellantis must without delay notify the AFM of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below any of the Notification Thresholds (as defined in the section "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Disclosure of holdings under Dutch Law").

If a person's capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in Stellantis's issued share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Stellantis's notification of the change in its issued capital.

Stellantis is required to notify the AFM promptly of any change of one percent or more in its issued share capital or voting rights since a previous notification.

shareholder must notify Peugeot S.A. each time an additional threshold of one percent of the share capital or voting rights is crossed.

Any person, acting alone or in concert with others, who, directly or indirectly, crosses the threshold of ten percent, 15 percent, 20 percent or 25 percent of the share capital or the voting rights of Peugeot S.A. must notify Peugeot S.A. and the AMF, before the close of trading on the fifth trading day following the crossing of the relevant threshold, of its intentions with respect to its shareholding in Peugeot S.A. over the next six months.
Other changes in Stellantis's issued share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.
Mandatory Public Offers
Under French law, as a general rule, any person acting alone or in concert with others, who, directly or indirectly, crosses upward the 30 percent threshold of the share capital or voting rights of Peugeot S.A., will be required to launch a tender offer for all of Peugeot S.A.'s outstanding shares and securities giving access to the capital of said company. The same obligation applies to any person acting alone or in concert with others, holding directly or indirectly between 30 percent and 50 percent of the share capital or voting rights of Peugeot S.A., who increases that holding by at least one percent of the total number of the share capital or voting rights of Peugeot S.A. in a period of less than twelve consecutive months. The AMF may grant exceptions from this requirement in certain circumstances.

Under Dutch law, any person, acting alone or in concert with others, who, directly or indirectly, acquires 30 percent or more of voting rights in a company listed on a Dutch or EU regulated market will be required to launch a public offer for all outstanding shares in the company's share capital.

Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly acquires 30 percent or more of Stellantis's voting rights will be required to launch a public offer for all outstanding shares in Stellantis's share capital for a fair purchase price determined by law. A fair price is considered a price which is equal to the highest price paid by such person or the persons acting in concert with it for Stellantis's shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price of Stellantis's shares in the year prior to the announcement of the offer. At the request of the offeror, Stellantis or any of the Stellantis Shareholders, the Dutch Enterprise Chamber may determine a different fair price.

Squeeze-Out
Under French law, if an offer for the shares of a company results in the offeror holding at least 90 percent of the share capital and voting rights of such company, the offeror has the statutory right to acquire, within three months following the end of the offer period, the shareholdings of the other shareholders on a compulsory basis (retrait obligatoire). When an offer for the shares of a company is filed with the AMF, the offeror must specify whether it reserves the right to implement a squeeze-out procedure following the completion of the offer in accordance with French law.

In accordance with the AMF General Regulations, no AMF clearance is required for the squeeze-out if the price offered in the squeeze-out is equal to the cash consideration offered in the initial offer and (i) the squeeze-out procedure follows the offer procedure applicable to an offeror, acting alone or in concert, which holds less than half of the share capital or voting rights of the target company or (ii) the AMF has been provided with a valuation of the securities of the company subject to the squeeze-out and a report prepared by an independent expert that covers, in particular, the financial terms of the squeeze-out. If AMF clearance is not required, the offeror must notify the AMF of its intent to implement the squeeze-out procedure, and the AMF must publish the date for the implementation of such squeeze-out procedure.

In all other cases, the proposed squeeze-out must be approved by the AMF and comply with the rules set forth in

Under Dutch law, a shareholder who, for its own account, holds at least 95 percent of the issued share capital of Stellantis may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, the person acquiring the shares must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Dutch Enterprise Chamber before the Dutch Supreme Court.

the AMF General Regulation, including notably the requirement pursuant to which the offeror must provide the AMF with a valuation of the securities of the company subject to the squeeze-out and a report prepared by an independent expert with respect to such valuation. AMF's approval of the squeeze-out is required to specify the date on which the squeeze-out becomes effective, provided that the period between the AMF's approval of the squeeze-out and the execution of the squeeze-out is not less than ten days.

The price offered in the squeeze-out procedure must be equal to the cash consideration in the initial offer or, as the case may be, to the price resulting from the application of a valuation method based on objective criteria and usually applied in the context of asset disposals (which takes into account the value of the relevant company's assets, earnings, subsidiaries (if any), business prospects and the market price of its securities based on an appropriate weighting principle). If the consideration for the initial offer consisted in whole or in part of securities, the consideration offered in the squeeze-out procedure may also consist of securities, provided that cash is offered as an option.

In addition, a majority shareholder, who, acting alone or in concert with other shareholders, holds at least 90 percent of the share capital or voting rights of a company that is listed on a regulated market and whose registered office is located in France, may file a buy-out offer (offre publique de retrait) with the AMF. When a buy-out offer is filed with the AMF, the offeror must specify whether the squeeze-out procedure will be implemented automatically when the buy-out offer closes, or whether the offeror reserves the right to elect whether to apply such procedure.

In addition, following a public offer, a holder of at least 95 percent of the issued share capital and of voting rights of Stellantis has the right to require the minority shareholders to sell their shares to it. Any such request must be filed with the Dutch Enterprise Chamber within three months after the end of the acceptance period of the public offer. The Dutch Enterprise Chamber may grant the claim for a squeeze-out in relation to all minority shareholders and determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price is considered reasonable if the offer was a mandatory offer or if at least 90 percent of the shares to which the offer related were acquired by way of voluntary offer.

Sell-out Rights
Under French law, a minority shareholder has the right to request that the AMF require a shareholder who, alone or in concert with others, holds at least 90 percent of the share capital or voting rights of a company that is listed on a regulated market and whose registered office is located in France to file a draft buy-out offer (projet d'offre publique de retrait) (which will be examined by the AMF before being filed in definitive form).

The AMF reviews such request in light of, inter alia, the market conditions for the relevant securities and the information provided by the requesting party. If the AMF declares the request admissible, it notifies the majority shareholder(s), who must, within a time period set by the AMF, file a draft buy-out offer whose terms are compliant with AMF rules and regulations. Minority shareholders also have the right to be bought out in case of a change of the company's legal form from a société anonyme to a société en commandite par actions.

In addition, a person who controls (within the meaning of article L. 233-3 of the French Commercial Code) a company listed on a regulated market, and whose registered office is located in France, must notify the AMF if such person intends to submit to the approval of such company's extraordinary general meeting of shareholders one or more significant amendments to its articles of association.

In addition, the AMF must be notified if such controlling person (within the meaning of article L. 233-3 of the French Commercial Code) decides to (i) merge such company into a

Under Dutch law, each minority shareholder that has not previously tendered its shares pursuant to a public offer has the right to require the holder of at least 95 percent of the issued share capital and the voting rights of Stellantis to purchase its shares. The minority shareholder must file such a claim with the Dutch Enterprise Chamber within three months after the end of the acceptance period of the public offer.

company that controls it (or a company controlled by the latter), (ii) sell or contribute all or most of such company's assets, (iii) fundamentally change such company's business, or (iv) suspend payments in respect of the share capital of the company (e.g., dividends) for several financial years. The AMF then evaluates the consequences of any such proposals in light of the rights and interests of the holders of the company's share capital or voting rights and decides whether a buy-out offer by the controlling shareholder should be made.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

General

The following discussion sets forth the material U.S. federal income tax consequences of the Merger to U.S. shareholders (as defined below) of PSA Ordinary Shares who exchange their PSA Ordinary Shares for Stellantis Common Shares and the material U.S. federal income tax consequences of holding Stellantis Common Shares. This discussion is based upon the Internal Revenue Code of 1986, as amended the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this Prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

This discussion assumes that U.S. shareholders of PSA Ordinary Shares hold their shares as "capital assets" within the meaning of Section 1221 of the Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. shareholders of PSA Ordinary Shares in light of their individual circumstances or that may be applicable to U.S. shareholders of PSA Ordinary Shares if they are subject to special treatment under the U.S. federal income tax laws, including if they are:

●	a bank or other financial institution;

●	a tax-exempt organization;

●	a real estate investment trust or real estate mortgage investment conduit;

●
an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);

●	an insurance company;

●	a regulated investment company or a mutual fund;

●	a regulated investment company;

●	a dealer or broker in stocks and securities, or currencies;

●	a trader in securities that elects mark-to-market treatment;

●	a person subject to the alternative minimum tax;

●	a person that received shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

●	a shareholder of options granted under any Peugeot S.A. or Stellantis benefit plan;

●	a person that has a functional currency other than the U.S. dollar;

●
an accrual method taxpayer that is required to accelerate the recognition of any item of gross income with respect to PSA Ordinary Shares or Stellantis Common Shares as a result of such income being recognized on an applicable financial statement;

●	a shareholder who owns, has owned or will (following the Merger) own (in each case, applying certain attribution rules) 5% or more of Stellantis Common Shares (by vote or value);

●	a controlled foreign corporation or passive foreign investment company;

●	a person that holds shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

●	a U.S. expatriate.

For purposes of this discussion, the term "U.S. shareholder" is used to mean a beneficial owner of PSA Ordinary Shares or Stellantis Common Shares that is for U.S. federal income tax purposes:

●	a citizen or resident of the United States;

●	a corporation, or any entity treated as a corporation, created or organized under the laws of the United States or any of its political subdivisions;

●
a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

●	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds PSA Ordinary Shares or Stellantis Common Shares, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. Partners of a partnership holding PSA Ordinary Shares or Stellantis Common Shares, should consult their own tax advisors.

ALL SHAREHOLDERS OF PSA OR STELLANTIS COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger

Although it is intended that, for U.S. federal income tax purposes, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code, there can be no assurances that the Merger will so qualify. The completion of the Merger, moreover, is not conditioned on the Merger qualifying as a "reorganization" within the meaning of Section 368(a) or upon the receipt of an opinion of counsel to that effect. In addition, neither PSA nor FCA intends to request a ruling from the IRS regarding the United States federal income tax consequences of the Merger. Accordingly, even if PSA and FCA conclude that the Merger qualifies as a "reorganization" within the meaning of Section 368(a), no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

Assuming that the Merger is treated as a "reorganization" within the meaning of Section 368(a) of the Code:

●
PSA Shareholders will not recognize gain or loss when they exchange their PSA Ordinary Shares for Stellantis Common Shares, except to the extent of any cash received in lieu of a fractional share of Stellantis Common Shares;

●
the aggregate tax basis in the Stellantis Common Shares that PSA Shareholders receive in the Merger (including any fractional share interest PSA Shareholders are deemed to receive and exchange for cash) will equal the aggregate tax basis in the PSA Ordinary Shares they surrender; and

●	the holding period for the Stellantis Common Shares that PSA Shareholders receive in the Merger will include the holding period for the PSA Ordinary Shares that they surrender in the exchange.

If PSA Shareholders acquired different blocks of PSA Ordinary Shares at different times or at different prices, their tax basis and holding period in their Stellantis Common Shares may be determined with reference to each block of PSA Ordinary Shares.

If, however, the Merger does not qualify as a "reorganization" within the meaning of Section 368(a) of the Code, PSA Shareholders will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (1) the fair market value of the Stellantis Common Shares and the amount of any cash received in lieu of a fractional share of Stellantis Common Shares, and (2) PSA Shareholder's adjusted tax basis in the PSA Ordinary Shares exchanged in the Merger. Any such gain or loss would be long-term capital gain or loss if the holding period for the PSA Ordinary Shares exceeds one year at the effective date of the Merger. Long-term capital gains of certain non-corporate U.S. shareholders, including individuals, generally are eligible for preferential rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Cash in lieu of Fractional Shares

PSA Shareholders will generally recognize capital gain or loss on any cash received in lieu of a fractional share of Stellantis Common Shares equal to the difference between the amount of cash received and the tax basis allocated to such fractional share, which will constitute long-term capital gain or loss if PSA Shareholder's holding period in PSA Ordinary Shares surrendered in the Merger is greater than one year as of the date of the Merger.

Information Reporting and Backup Withholding

Any cash received in lieu of a fractional share of Stellantis Common Shares by a U.S. shareholder in the Merger may, under certain circumstances, be subject to information reporting and backup withholding. PSA Shareholders will not be subject to backup withholding, however, if they:

●	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding; or

●	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against PSA Shareholder's U.S. federal income tax liability, provided they timely furnish the required information to the IRS.

This summary of material U.S. federal income tax consequences to PSA Shareholders is not tax advice. The determination of the actual tax consequences to a shareholder of PSA Ordinary Shares will depend on the shareholder's specific situation. Holders of PSA Ordinary Shares should consult their own tax advisors as to the tax consequences in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of Owning Stellantis Common Shares

Section 7874 Rule Regarding Residency of a Corporation

Section 7874 of the Code provides that, under certain circumstances, a non-U.S. corporation will be treated as a U.S. "domestic" corporation for U.S. federal income tax purposes. In particular, certain mergers of foreign corporations with U.S. subsidiaries can in certain circumstances implicate these rules.

FCA and PSA do not believe that Stellantis should be treated as a U.S. "domestic" corporation for U.S. federal income tax purposes. However, the relevant law is not entirely clear, is subject to detailed but relatively new regulations (the application of which is uncertain in various respects, and whose interaction with general principles of U.S. tax law remains untested) and is subject to various other uncertainties. Therefore, the IRS could assert that Stellantis should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Code Section 7874. In addition, changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, could affect Stellantis's status as a foreign corporation. Such changes could potentially have retroactive effect. If the IRS successfully challenged Stellantis's status as a foreign corporation, significant adverse tax consequences would result for Stellantis and for certain of Stellantis's shareholders. The closing of the Merger is not conditioned on Stellantis not being treated as a domestic corporation for U.S. federal income tax purposes or upon a receipt of an opinion of counsel to that effect. In addition, neither FCA nor PSA intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, while FCA and PSA do not believe that Stellantis will be treated as a domestic corporation, no assurance can be given that the IRS will agree, or that if it challenges such treatment, it will not succeed.
Unless otherwise explicitly noted, the remainder of the discussion in this section "U.S. Federal Income Tax Consequences of Owning Stellantis Common Shares" assumes that Stellantis will not be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. If the IRS were to successfully challenge this conclusion, the U.S. federal income tax consequences to Stellantis Shareholders could be different from the consequences described below, including differences that could be significantly adverse to such shareholders.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. shareholder must include in its gross income the gross amount of any dividend paid by Stellantis to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Stellantis's current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. shareholder by certain "qualified foreign corporations" that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, stock of Stellantis will be treated as stock of a qualified foreign corporation if Stellantis is eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such stock is listed on an established securities market in the United States. The common shares of Stellantis will be listed on the NYSE and FCA and PSA expect that Stellantis will be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, FCA and PSA expect that the dividends Stellantis pays with respect to the shares will constitute qualified dividend income, assuming the holding period requirements are met.

A U.S. shareholder must include any foreign tax withheld from the dividend payment in this gross amount even though the shareholder does not in fact receive the amount withheld. The dividend is taxable to a U.S. shareholder when the U.S. shareholder receives the dividend, actually or constructively.

The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. shareholder's basis in Stellantis Common Shares, causing a reduction in the U.S. shareholder's adjusted basis in Stellantis Common Shares, and thereafter as capital gain. However, it is not expected that Stellantis will calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. shareholders should expect to generally treat distributions Stellantis makes as dividends.

Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. shareholder's U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. shareholder as a credit is limited to the amount of the U.S. shareholder's U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Stellantis will be foreign source income and depending on the circumstances of the U.S. shareholder, will be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to a U.S. shareholder.

If the distributions by Stellantis are (or are deemed to be) funded from distributions received from certain qualifying foreign subsidiaries, Stellantis may, subject to certain conditions, limitations and exceptions, be permitted to retain a portion of the amounts withheld as Dutch dividend withholding tax (up to a maximum of three percent of the gross amount of any dividend paid (the "gross dividend") from which dividend tax is withheld). The amount of Dutch dividend withholding tax that Stellantis may retain reduces the amount of dividend withholding tax that Stellantis is required to pay to the Dutch tax authorities but does not reduce the amount of tax that Stellantis is required to withhold from dividends paid to U.S. shareholders. The IRS may take the position that withholding tax in the Netherlands eligible for credit should be limited accordingly.

Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In certain circumstances, U.S. shareholders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such "resourced" income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. shareholder's ability to use foreign tax credits. FCA and PSA do not believe that Stellantis will be 50 percent or more owned by U.S. persons, but this conclusion is a factual determination and is subject to change; no assurance can therefore be given that Stellantis may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the

Code. U.S. shareholders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains

Subject to the discussion of PFIC taxation below, a U.S. shareholder that sells or otherwise disposes of its Stellantis Common Shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. shareholder realizes and the U.S. shareholder's tax basis in those shares. Capital gain of a non-corporate U.S. shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

Loyalty Voting Structure

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposition of Special Voting Shares should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences are uncertain. Accordingly, U.S. shareholders are urged to consult their tax advisor as to the tax consequences of the receipt, ownership and disposition of Special Voting Shares.

If a U.S. shareholder receives Special Voting Shares after requesting that all or some of the number of its Stellantis Common Shares be registered on the Loyalty Register, the tax consequences of the receipt of Special Voting Shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of Special Voting Shares would be taxable if it were considered to result in a "disproportionate distribution". A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of Stellantis and an increase in the proportionate interest of other shareholders of Stellantis in Stellantis's assets or earnings and profits. It is possible that the distribution of Special Voting Shares to a U.S. shareholder that has requested all or some number of its Stellantis Common Shares be registered on the Loyalty Register and a distribution of cash in respect of Stellantis Common Shares could be considered together to constitute a "disproportionate distribution". Unless Stellantis has not paid cash dividends in the 36 months prior to a U.S. shareholder's receipt of Special Voting Shares and Stellantis does not intend to pay cash dividends in the 36 months following a U.S. shareholder's receipt of Special Voting Shares, Stellantis will treat the receipt of Special Voting Shares as a distribution that is subject to tax as described in "U.S. Federal Income Tax Consequences of the Merger—Taxation of Dividends". The amount of the dividend should equal the fair market value of the Special Voting Shares received. For the reasons stated above, Stellantis will take the position that the value of each special voting share is minimal. However, because the fair market value of the Special Voting Shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the Special Voting Shares (and thus the amount of the dividend) as determined by Stellantis is incorrect.

Ownership of Special Voting Shares

FCA and PSA believe that U.S. shareholders holding Special Voting Shares should not have to recognize income in respect of amounts transferred to the Special Voting Shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a shareholder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a "constructive distribution". Preferred shares for this purpose refers to shares that do not participate in corporate growth to any significant extent. FCA and PSA believe that Section 305 of the Code should not apply to any amounts transferred to the Special Voting Shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. shareholders because, among other things, (i) the Special Voting Shares are not redeemable on a specific date and a U.S. shareholder is only entitled to receive amounts in respect of the Special Voting Shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and (iii) even if the amounts transferred to the Special Voting Shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be "de minimis" as such term is used in the applicable Treasury Regulations. FCA and PSA therefore intend that Stellantis will take the position that the transfer of amounts to the Special Voting Shares dividend reserve that are not paid out as dividends does not result in a "constructive distribution", and this determination is binding on all U.S. shareholders of Special Voting

Shares other than a U.S. shareholder that explicitly discloses its contrary determination in the manner prescribed by the applicable Treasury Regulations. However, because the tax treatment of the loyalty voting structure is unclear and because Stellantis's determination is not binding on the IRS, it is possible that the IRS could disagree with Stellantis's determination and require current income inclusion in respect of such amounts transferred to the Special Voting Shares dividend reserve that are not paid out as dividends.

Disposition of Special Voting Shares

The tax treatment of a U.S. shareholder that has its Special Voting Shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. shareholder would recognize a loss to the extent of the U.S. shareholder's basis in its Special Voting Shares. If the Special Voting Shares were received after the requisite holding period on the Loyalty Register, the U.S. shareholder's basis in its Special Voting Shares should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. shareholder has held its Special Voting Shares for more than one year. It is also possible that a U.S. shareholder would not be allowed to recognize a loss upon the redemption of its Special Voting Shares and instead a U.S. shareholder should increase the basis in its Stellantis Common Shares by an amount equal to the basis in its Special Voting Shares. Such basis increase in a U.S. shareholder's Stellantis Common Shares would decrease the gain, or increase the loss, that a U.S. shareholder would recognize upon the sale or other taxable disposition of its Stellantis Common Shares.

The U.S. federal income tax treatment of the loyalty voting structure is unclear and U.S. shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning, and disposing of Special Voting Shares.

PFIC Considerations

FCA and PSA believe that Stellantis Common Shares will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. As discussed in greater detail below, if Stellantis Common Shares were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of Stellantis Common Shares would not be treated as capital gain, and a U.S. shareholder would be treated as if such U.S. shareholder had realized such gain and certain "excess distributions" ratably over the U.S. shareholder's holding period for its Stellantis Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. shareholder's Stellantis Common Shares would be treated as stock in a PFIC if Stellantis were a PFIC at any time during such U.S. shareholder's holding period in the shares. Dividends received from Stellantis would not be eligible for the special tax rates applicable to qualified dividend income if Stellantis were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. shareholder held Stellantis Common Shares in such year) but instead would be taxable at rates applicable to ordinary income.

Stellantis would be a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held Stellantis Common Shares, after the application of applicable "look-through rules":

●
75 percent or more of Stellantis's gross income for the taxable year consists of "passive income" (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or

●	at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.

Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that Stellantis is not a PFIC. Moreover, no assurance can be given that Stellantis would not become a PFIC for any future taxable year if there were to be changes in Stellantis's assets, income or operations.

If Stellantis were to be treated as a PFIC for any taxable year (and regardless of whether Stellantis remains a PFIC for subsequent taxable years), each U.S. shareholder that is treated as owning Stellantis

Common Shares for purposes of the PFIC rules (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. shareholder on Stellantis Common Shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. shareholder in the three preceding taxable years or, if shorter, the U.S. shareholder's holding period for the Stellantis Common Shares) and (b) on any gain from the disposition of Stellantis Common Shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. shareholder's holding period of the Stellantis Common Shares, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning Stellantis.

If Stellantis were to be treated as a PFIC for any taxable year and provided that Stellantis Common Shares are treated as "marketable stock" within the meaning of applicable Treasury Regulations, which FCA and PSA believe will be the case, a U.S. shareholder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the Stellantis Common Shares at the close of any taxable year over the U.S. shareholder's adjusted tax basis in the Stellantis Common Shares is included in the U.S. shareholder's income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. shareholder's adjusted tax basis at the close of any taxable year over the fair market value of the Stellantis Common Shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. shareholder included in income in prior years. A U.S. shareholder's tax basis in Stellantis Common Shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of Stellantis Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Stellantis Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. shareholder. It is not expected that the Special Voting Shares would be treated as "marketable stock" and eligible for the mark-to-market election.

The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. shareholder makes a valid qualified electing fund ("QEF") election which, among other things, would require a U.S. shareholder to include currently in income its pro rata share of the PFIC's net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, FCA and PSA do not intend Stellantis to provide information to its shareholders that would be required to make such election effective.

A U.S. shareholder which holds Stellantis Common Shares during a period when Stellantis is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. shareholder's holding of Stellantis Common Shares, even if Stellantis ceases to be a PFIC, subject to certain exceptions for U.S. shareholders which made a mark-to-market or QEF election. U.S. shareholders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Stellantis were determined to be a PFIC.

Information Reporting and Backup Withholding

Information reporting requirements for a non-corporate U.S. shareholder, on IRS Form 1099, will apply to:

●	dividend payments or other taxable distributions made to such U.S. shareholder within the U.S.; and

●	the payment of proceeds to such U.S. shareholder from the sale of Stellantis Common Shares effected at a U.S. office of a broker.

Additionally, backup withholding (currently at a 24 percent rate) may apply to such payments to a non-corporate U.S. shareholder that:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that such U.S. shareholder has failed to report all interest and dividends required to be shown on such U.S. shareholder's federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person's income tax liability by properly filing a refund claim with the IRS.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. shareholders are urged to consult their tax advisors regarding the application of this legislation to their ownership of Stellantis Common Shares.

This summary of material U.S. federal income tax consequences to Stellantis Shareholders is not tax advice. The determination of the actual tax consequences to a shareholder of Stellantis Common Shares will depend on the shareholder's specific situation. Stellantis Shareholders should consult their own tax advisors as to the tax consequences in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Material Netherlands Tax Consequences

This summary solely addresses the material Dutch tax consequences of (i) the receipt of the FCA Extraordinary Dividend prior to the Merger, (ii) the exchange of PSA Ordinary Shares into Stellantis Common Shares pursuant to the Merger, (iii) the ownership and disposal of Stellantis Common Shares and, if applicable, Special Voting Shares and (iv) the receipt and disposal of Special Voting Shares. It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of shares in Peugeot S.A., FCA N.V. and/or Stellantis in special circumstances or who is subject to special treatment under applicable law. Tax matters are complex, and the tax consequences of the Merger to a particular holder of PSA Ordinary Shares will depend in part on such holder's circumstances. Accordingly, a holder is urged to consult his own tax advisor regarding the Dutch tax consequences of the transaction described above and the ownership of Stellantis Common Shares and, if applicable, Special Voting Shares in his particular circumstances.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions will be the meaning attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms "the Netherlands" and "Dutch" are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that Peugeot S.A., FCA N.V. and Stellantis are organized and that their respective business will be conducted in the manner outlined in this document. This summary also assumes that FCA N.V. at the moment of the distribution of the FCA Extraordinary Dividend and at the moment of the Merger is organized and that its business will be conducted such that FCA N.V. is considered to be tax resident in the United Kingdom for purposes of the tax treaty as concluded between the Netherlands and the United Kingdom. Since it is contemplated that Stellantis will transfer its effective place of management to the Netherlands on the day immediately following the date on which the notarial deed of the Merger is executed (or any other date agreed upon between Peugeot S.A. and FCA N.V.), in the paragraphs relating to the ownership and disposal of Stellantis Common Shares and, if applicable, Special Voting Shares it is assumed that (i) Stellantis is no longer considered to be a resident of the United Kingdom for purposes of the tax treaty as concluded between the Netherlands and the United Kingdom and (ii) Stellantis is considered to be a resident of the Netherlands for purposes of the tax treaty between the Netherlands and any other jurisdiction. A change to the organizational structure or to the manner in which Peugeot S.A., FCA N.V. and/or Stellantis conduct their business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands as of the date of this Prospectus. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Dutch taxation section does not address the Dutch tax consequences for a holder of PSA Ordinary Shares, FCA Common Shares and/or Stellantis Common Shares and, if applicable, Special Voting Shares who:

(i).
is a person who may be deemed an owner of PSA Ordinary Shares, FCA Common Shares and/or Stellantis Common Shares and, if applicable, Special Voting Shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii).
is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from PSA Ordinary Shares, FCA Common Shares and/or Stellantis Common Shares and, if applicable, Special Voting Shares;

(iii).	is an investment institution as defined in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the "Dutch Corporation Tax Act");

(iv).
owns PSA Ordinary Shares, FCA Common Shares and/ or Stellantis Common Shares, and, if applicable, Special Voting Shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

(v).
has a substantial interest in Peugeot S.A., FCA N.V. and/or in Stellantis or a deemed substantial interest in Peugeot S.A., FCA N.V. and/or in Stellantis for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person, either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes, owns or is deemed to own, directly or indirectly, five percent or more of the shares or of any class of shares of Peugeot S.A., FCA N.V. and/or of Stellantis, or rights to acquire, directly or indirectly, such an interest in the shares of Peugeot S.A., FCA N.V. and/or of Stellantis or profit participating certificates relating to five percent or more of the annual profits or to 5% or more of the liquidation proceeds of Peugeot S.A., FCA N.V. and/or of Stellantis, or (b) such person's shares, rights to acquire shares or profit participating certificates in Peugeot S.A., FCA N.V. and/or in Stellantis are held by him following the application of a non-recognition provision. The Stellantis Common Shares and the Special Voting Shares are considered to be separate classes of shares; or

(vi).	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Dividend withholding tax in connection with the FCA Extraordinary Dividend prior to the Merger

FCA N.V. is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it.

As an exception to this rule, FCA N.V. may not be required to withhold Dutch dividend withholding tax if it is considered to be a tax resident of both the Netherlands and the United Kingdom, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and the United Kingdom attributes the tax residency exclusively to the United Kingdom. FCA N.V. received a determination letter from the competent authorities confirming that for purposes of such treaty FCA N.V. is tax resident of the United Kingdom. The exception does not apply to dividends distributed by FCA N.V. to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes.

Taxes on income and capital gains in connection with the FCA Extraordinary Dividend prior to the Merger

For a description of the income tax consequences and the corporation tax consequences of the receipt of the FCA Extraordinary Dividend see section "Taxes on income and capital gains from the ownership and disposition of Stellantis Common Shares and, if applicable, Special Voting Shares", which will apply mutatis mutandis (whereby "Stellantis should be replaced by "FCA N.V.") as the FCA Extraordinary Dividend is considered to be a benefit derived from the FCA Common Shares.

Dividend withholding tax in connection with implementation of the Merger for holders of PSA Ordinary Shares

The exchange of PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger will not be subject to Dutch dividend withholding tax.

Taxes on income and capital gains in connection with implementation of the Merger for holders of PSA Ordinary Shares

Resident holders of PSA Ordinary Shares

A holder of PSA Ordinary Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individual holders of PSA Ordinary Shares deriving profits or deemed to be deriving profits from an enterprise

For an individual holder whose PSA Ordinary Shares are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise (other than as an entrepreneur or a shareholder), the exchange of PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger is considered to be a disposal of such holder's PSA Ordinary Shares and will result in recognition of a capital gain or a capital loss. Such benefits are generally subject to Dutch income tax at progressive rates. As a consequence of Brexit and depending on the outcome of the Brexit negotiations, an individual holder of PSA Ordinary Shares may not be able to apply a roll-over facility for the capital gain. If a roll-over facility may be applied, the Stellantis Common Shares received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Peugeot S.A. The roll-over facility does not apply to any cash consideration received.

Individual holders of PSA Ordinary Shares deriving benefits from miscellaneous activities

If an individual holder of PSA Ordinary Shares derives or is deemed to derive any benefits from PSA Ordinary Shares, that constitute benefits from miscellaneous activities (as outlined below) (resultaat uit overige werkzaamheden), the exchange of such holder's PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger is considered to be a disposal of such holder's PSA Ordinary Shares, and will result in recognition of a capital gain or a capital loss. Such benefits are generally subject to Dutch income tax at progressive rates. As a consequence of Brexit and depending on the outcome of the Brexit negotiations, an individual holder of PSA Ordinary Shares may not be able to apply a roll-over facility for the capital gain. If the roll-over facility may be applied, the Stellantis Common Shares received as merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Peugeot S.A. The roll-over facility does not apply to any cash consideration received.

An individual holder of PSA Ordinary Shares may, inter alia, derive, or be deemed to derive, benefits from PSA Ordinary Shares that are taxable as benefits from miscellaneous activities if such holder's investment activities go beyond regular active portfolio management.

Other individual holders of PSA Ordinary Shares

If a holder of PSA Ordinary Shares is an individual whose situation has not been discussed before in this section "—Taxes on income and capital gains in connection with implementation of the Merger for holders of PSA Ordinary Shares—Resident holders of PSA Ordinary Shares" benefits from such holder's PSA Ordinary Shares will be taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be 1.79 to 5.28 percent per annum of the holder's "yield basis" (rendementsgrondslag), generally to be determined at the beginning of the relevant year, to the extent that such yield basis exceeds the "exempt net asset amount" (heffingvrij vermogen) for the relevant year. The benefit is taxed at the rate of 30 percent. The value of the shares forms part of the holder's yield basis. Under this rule, any capital gain or loss realized upon the exchange of PSA Ordinary Shares for Stellantis Common Shares is not as such subject to Dutch income tax.

Corporate holders of PSA Ordinary Shares

For a corporate holder of PSA Ordinary Shares, the disposal of such holder's PSA Ordinary Shares in exchange for Stellantis Common Shares pursuant to the Merger will result in recognition of a capital gain or a capital loss, except to the extent that the benefits are exempt under the participation exemption as set forth in the Dutch Corporation Tax Act. If the participation exemption does not apply in respect of such holder's PSA Ordinary Shares such holder may not, depending on the outcome of the Brexit negotiations as a consequence of Brexit, be able to apply a roll-over facility for the capital gain. If a roll-over facility may be applied, the Stellantis Common Shares received as merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Peugeot S.A. The roll-over facility does not apply to any cash consideration received.

General

A holder of PSA Ordinary Shares will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the Merger Deed.

Non-resident holders of PSA Ordinary Shares

Individuals

If a holder of PSA Ordinary Shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of the exchange of such holder's PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger, except if:

(i).
he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his PSA Ordinary Shares are attributable to such permanent establishment or permanent representative; or

(ii).	he derives benefits or is deemed to derive benefits from or in connection with PSA Ordinary Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

If a non-resident individual holder of PSA Ordinary Shares falls under the exception (i) or (ii), the disposal of such holder's PSA Ordinary Shares in exchange for Stellantis Common Shares pursuant to the Merger will result in recognition of a capital gain or a capital loss. In these two cases and provided that the Stellantis Common Shares received as merger consideration are attributable to such enterprise or such miscellaneous activities in the Netherlands, and depending on the outcome of the Brexit negotiations as a consequence of Brexit, such holder may not be able to apply a roll-over facility for the capital gain. If the roll-over facility may be applied, the Stellantis Common Shares received as merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested PSA Ordinary Shares. The roll-over facility does not apply to any cash consideration received.

Please refer to the above description of the circumstances under which the benefits derived from PSA Ordinary Shares may be taxable as benefits from miscellaneous activities, with such benefits being taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Corporate entities

If a holder of PSA Ordinary Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of the exchange of such holder's PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger, except if:

(i).
it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its PSA Ordinary Shares are attributable; or

(ii).
it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its PSA Ordinary Shares are attributable.

If a non-resident corporate holder of PSA Ordinary Shares falls under the exception (i) or (ii), the disposal of such holder's PSA Ordinary Shares in exchange for Stellantis Common Shares pursuant to the Merger will result in recognition of a capital gain or a capital loss. In these two cases and provided that the Stellantis Common Shares received as merger consideration are attributable to such enterprise or such co-entitlement in the Netherlands, and depending on the outcome of the Brexit negotiations as a consequence of Brexit, such holder may not be able to apply a roll-over facility for the capital gain. If a roll-over facility may be applied, the Stellantis Common Shares received as merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in Peugeot S.A. The roll-over facility does not apply to any cash consideration received.

General

If a holder of PSA Ordinary Shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the Merger Deed.

Taxes on income and capital gains from the ownership and disposition of Stellantis Common Shares and, if applicable, Special Voting Shares

Resident holders of Stellantis Common Shares and, if applicable, Special Voting Shares

A holder of Stellantis Common Shares and, if applicable, Special Voting Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with Stellantis Common Shares and, if applicable, Special Voting Shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with Stellantis Common Shares and, if applicable, Special Voting Shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Stellantis Common Shares and, if applicable, Special Voting Shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of Stellantis Common Shares and, if applicable, Special Voting Shares is an individual whose situation has not been discussed before in this section "Taxes on income and capital gains from the ownership and disposition of Stellantis Common Shares and, if applicable, Special Voting Shares—Resident holders of Stellantis Common Shares and, if applicable, Special Voting Shares", the value of his Stellantis Common Shares and, if applicable, Special Voting Shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is determined on the basis of progressive rates starting from 1.79 percent up to 5.28 percent per annum of this yield basis, is taxed at the rate of 30 percent. Actual benefits derived from or in connection with his Stellantis Common Shares and, if applicable, Special Voting Shares are not subject to Dutch income tax.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with Stellantis Common Shares and, if applicable, Special Voting Shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as set forth in the Dutch Corporation Tax Act.

Non-resident holders of Stellantis Common Shares and, if applicable, Special Voting Shares

Individuals

If a holder of Stellantis Common Shares and, if applicable, Special Voting Shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Stellantis Common Shares and, if applicable, Special Voting Shares, except if:

(i).
he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Stellantis Common Shares and, if applicable, Special Voting Shares are attributable to such permanent establishment or permanent representative; or

(ii).
he derives benefits or is deemed to derive benefits from or in connection with Stellantis Common Shares and, if applicable, Special Voting Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

Corporate entities

If a holder of Stellantis Common Shares and, if applicable, Special Voting Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Stellantis Common Shares and, if applicable, Special Voting Shares, except if:

(i).
it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Stellantis Common Shares and, if applicable, Special Voting Shares are attributable; or

(ii).
it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Stellantis Common Shares and, if applicable, Special Voting Shares are attributable.

Dividend withholding tax in connection with the receipt of Special Voting Shares

The issuance of Special Voting Shares to shareholders who request that all or some of the number of their Stellantis Common Shares be registered on the Loyalty Register, is not subject to Dutch dividend withholding tax to the extent the par value of the Special Voting Shares is paid out of capital that is recognized as contributed capital for Dutch dividend withholding tax purposes. For that purpose Stellantis intends to use a special capital reserve, formed out of the recognized share premium reserve to pay up the Special Voting Shares.

Dividend withholding tax in connection with the disposal of Special Voting Shares

The disposal of the Special Voting Shares for no consideration is not subject to Dutch dividend withholding tax.

Dividend withholding tax after implementation of the Merger

General

Stellantis is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on the tax position of a particular holder of Stellantis Common Shares and, if applicable, Special Voting Shares individual circumstances.

The concept "dividends distributed by Stellantis" as used in this Dutch taxation paragraph includes, but is not limited to, the following:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

●
liquidation proceeds and proceeds of repurchase or redemption of Stellantis Common Shares and, if applicable, Special Voting Shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes in respect of such class of shares;

●	the par value of Stellantis Common Shares and, if applicable, Special Voting Shares issued by Stellantis (other than as mentioned above) to a holder of Stellantis Common Shares or an increase of the par value of Stellantis Common Shares and, if applicable, Special Voting Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

●
partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) Stellantis General Meeting has resolved in advance to make such repayment and (b) the par value of the Stellantis Common Shares and, if applicable, Special Voting Shares concerned has been reduced by an equal amount by way of an amendment to Stellantis Articles of Association.

Gift and inheritance taxes after implementation of the Merger

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Stellantis Common Shares and, if applicable, Special Voting Shares by way of gift by, or upon the death of, a holder of Stellantis Common Shares and, if applicable, Special Voting Shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Stellantis Common Shares and, if applicable, Special Voting Shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Stellantis Common Shares and, if applicable, Special Voting Shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

For example, and without being exhaustive, an individual who has the Dutch nationality is deemed to be resident in the Netherlands at the time of his death or the making of the gift, if he resided in the Netherlands at any time during a period of ten years preceding the time of his death or the time of the gift. In addition, as a further example, and without being exhaustive, any individual who has been resident in the Netherlands and who has made a gift within a period of one year after he has taken up his residence outside the Netherlands is deemed to be resident in the Netherlands at the time of the gift.

Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty is payable in the Netherlands in respect of or in connection with the transfer of Stellantis Common Shares and, if applicable, Special Voting Shares.

Material United Kingdom Tax Consequences

General

The following summary describes the material United Kingdom tax consequences of (i) the FCA Extraordinary Dividend, (ii) the Merger and (iii) the ownership after the closing of the Merger of Stellantis Common Shares and Special Voting Shares by shareholders who are resident (and, in the case of individuals, domiciled) in (and only in) the United Kingdom for United Kingdom tax purposes and who are the beneficial owners of shares and who have neither lent nor borrowed their shares ("U.K. Shareholders"). Shareholders that do not meet all of these criteria should consult their own tax advisors. This summary is based on existing United Kingdom tax law and FCA N.V.'s understanding of the practice of Her Majesty's Revenue and Customs ("HMRC"), as well as applicable tax treaties, as of the date of this Prospectus. Legislative, administrative or judicial changes may modify the tax consequences described in this summary, possibly with retroactive effect. Furthermore, FCA N.V. can provide no assurance that the tax consequences contained in this summary will not be challenged by HMRC or will be sustained by a United Kingdom court if they were to be challenged.

The following summary does not constitute tax advice. The following summary relates only to the material consequences of the United Kingdom taxation treatment of U.K. Shareholders (except where express reference is made to the treatment of non-U.K. residents). It may not apply to certain U.K. Shareholders, such as traders, broker-dealers, dealers in securities, intermediaries, insurance companies, collective investment schemes, pension funds, charities, shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment or shareholders who own ten percent or more of the issued share capital of Peugeot S.A. or Stellantis (including in certain circumstances, shares comprised in a settlement of which the shareholder is a settlor and shares held by a connected person as well as shares transferred by a shareholder pursuant to a repurchase or stock lending arrangement). Such persons may be subject to special rules. The following statements may not apply where Stellantis offers scrip dividends in lieu of cash. Shareholders should consult their own tax advisors about the United Kingdom tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the Merger and as a result of the acquisition, ownership and disposition of Stellantis Common Shares and Special Voting Shares in the future.

Material U.K. tax consequences of the FCA Extraordinary Dividend

Withholding

No amount will be required to be withheld from the FCA Extraordinary Dividend on account of United Kingdom income tax.

Individual U.K. Shareholders

Dividends received by individual U.K. Shareholders of FCA Common Shares as pro rata shares of the FCA Extraordinary Dividend will be subject to U.K. income tax. The dividend is taxable in the tax year when the dividend is payable if FCA is resident in the U.K. for tax purposes at that time or otherwise when paid (if different). The tax is charged on the gross amount (translated into sterling at the spot rate when the dividend is payable or paid, as the case may be) of any dividend paid (the "gross dividend").

U.K. Shareholders who are within the charge to U.K. income tax will pay no tax on their cumulative dividend income in a tax year up to an allowance of £2,000. The rates of income tax on dividends received above the dividend allowance are currently (i) 7.5 percent for basic rate taxpayers; (ii) 32.5 percent for higher rate taxpayers; and (iii) 38.1 percent for additional rate taxpayers. Dividend income that is within the dividend allowance counts towards an individual's basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the £2,000 allowance falls, savings and dividend income are treated as the highest part of an individual's income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

Corporate U.K. Shareholders

U.K. Shareholders of FCA Common Shares who are within the charge to U.K. corporation tax will be subject to U.K. corporation tax on dividends received on the FCA Common Shares as pro rata shares of the FCA Extraordinary Dividend unless certain conditions for exemption are satisfied. The exemption is of wide application and those U.K. Shareholders will therefore ordinarily not be subject to U.K. corporation tax on the dividends received on the FCA Common Shares. U.K. Shareholders within the charge to corporation tax should consult their own professional advisors in relation to the implications of the legislation.

Non-U.K.-resident shareholders

A shareholder of FCA Common Shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on a dividend paid on the shares as a pro rata share of the FCA Extraordinary Dividend unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the dividend is either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on (unless the trade is carried on through an agent of independent status, such as, if certain conditions are met, an independent broker or investment manager).

A shareholder of FCA Common Shares that is resident outside the United Kingdom for tax purposes should consult their own tax advisor as to their tax position on a dividend received from FCA N.V. as a pro rata share of the FCA Extraordinary Dividend.

Material U.K. tax consequences of the Merger

Chargeable gains

Subject to the comments below, the receipt of Stellantis Common Shares by a U.K. Shareholder of PSA Ordinary Shares pursuant to the Merger should be treated as a scheme of reconstruction for the purposes of capital gains tax or corporation tax on chargeable gains ("UK CGT"). On that basis, a U.K. Shareholder of PSA Ordinary Shares should not be treated as making a disposal of their PSA Ordinary Shares and, therefore, no liability to CGT should arise in respect of the receipt of Stellantis Common Shares by a U.K. Shareholder of PSA Ordinary Shares pursuant to the Merger. For the purposes of CGT, the Stellantis

Common Shares received by a U.K. Shareholder of PSA Ordinary Shares should be treated as the same asset, acquired at the same time and for the same amount, as the PSA Ordinary Shares in respect of which they are issued.

If the "rollover" treatment described above is not available, U.K. Shareholders of PSA Ordinary Shares will be treated as having made a full disposal of their PSA Ordinary Shares and may, depending on each shareholder's personal circumstances, be liable to pay CGT.

Under section 137 of the Taxation of Chargeable Gains Act 1992 ("TCGA"), any U.K. Shareholder of PSA Ordinary Shares who holds (either alone or together with other persons connected with them) more than five percent of, or of any class of, shares in or debentures of Peugeot S.A. will not receive the "rollover" treatment described above if the Merger has not been effected for bona fide commercial reasons or if it forms part of a scheme or arrangement of which the main purpose, or one of the main purposes, is the avoidance of liability to CGT. It is possible to apply for statutory clearance from HMRC under section 138 of the TCGA confirming that this anti-avoidance provision does not apply. No application for clearance has been made to HMRC under section 138 of the TCGA in respect of the receipt of Stellantis Common Shares pursuant to the Merger.

The proceeds of the sale (i.e., cash received) of aggregated Stellantis Common Shares representing the fractional entitlements of PSA Shareholders to Stellantis Common Shares pursuant to the Merger will be paid to the PSA Shareholders in proportion to each shareholder's fractional entitlement. The receipt by a U.K. Shareholder of PSA Ordinary Shares of their portion of the cash proceeds is expected to be treated as a "small" capital distribution to that shareholder, in which case the proceeds will not give rise to immediate taxation, but instead will reduce the base cost of the relevant holding of Stellantis Common Shares used to compute any chargeable gain or allowable loss on a subsequent disposal, unless those proceeds are greater than the base cost of the relevant holding of PSA Ordinary Shares.

U.K. stamp duty and U.K. stamp duty reserve tax ("SDRT")

No liability to U.K. stamp duty or SDRT should arise on the issue of the Stellantis Common Shares pursuant to the Merger.

Material U.K. tax consequences of holding or disposing of Stellantis Common Shares

Dividends

Withholding

No amount will be required to be withheld from payments of dividends on Stellantis Common Shares on account of United Kingdom income tax.

Individual U.K. Shareholders

Dividends received by individual U.K. Shareholders of Stellantis Common Shares will be subject to U.K. income tax.

The following three paragraphs assume that at the time the dividend is paid Stellantis is not considered to be a resident of the United Kingdom for purposes of the tax treaty concluded between the Netherlands and the United Kingdom (the "Netherlands-U.K. Tax Treaty") but is exclusively tax resident in the Netherlands.

The dividend is taxable in the tax year when the dividend is paid. The tax is charged on the gross amount (translated into sterling at the spot rate when the dividend is paid) of any dividend paid (the "gross dividend"). A U.K. Shareholder must include any foreign tax withheld from the dividend payment in the gross dividend even though the shareholder does not in fact receive it.

Subject to certain limitations, any non-U.K. tax withheld and paid over to a non-U.K. taxing authority will be eligible for credit against a U.K. Shareholder's U.K. tax liability on the same dividend income except to the extent that a refund of some or all of the tax withheld is available under non-U.K. tax law or under an applicable tax treaty to the shareholder or a connected person. As set out above, Stellantis is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it, subject to the possible reliefs mentioned above. Pursuant to the Netherlands-U.K. Tax Treaty, the U.K. grants a tax credit for withholding levied by the Netherlands on dividends. Should there be any tax withheld in the Netherlands, the amount of the tax credit would be limited to the amount of the Dutch withholding tax payable on the assumption that any relief available under the Netherlands-U.K. Tax Treaty is claimed

(which would, generally, reduce withholding to ten percent of the gross amount of the dividends), to the extent that that amount does not exceed the amount of U.K. tax due with respect to the same dividend. U.K. Shareholders may have to comply with certain formal requirements in order to obtain relief under the Netherlands-U.K. Tax Treaty. U.K. Shareholders should consult their tax advisors with respect to the formal requirements they would need to comply with in order to obtain such a reduction.

If a refund becomes available after the U.K. Shareholder has submitted their tax return, the U.K. Shareholder will be required to notify HMRC and will lose the credit to the extent of the refund.

U.K. Shareholders who are within the charge to U.K. income tax will pay no tax on their cumulative dividend income in a tax year up to an allowance of £2,000. The rates of income tax on dividends received above the dividend allowance are currently (i) 7.5 percent for basic rate taxpayers; (ii) 32.5 percent for higher rate taxpayers; and (iii) 38.1 percent for additional rate taxpayers. Dividend income that is within the dividend allowance counts towards an individual's basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the £2,000 allowance falls, savings and dividend income are treated as the highest part of an individual's income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

Corporate U.K. Shareholders

U.K. Shareholders of Stellantis Common Shares who are within the charge to U.K. corporation tax will be subject to U.K. corporation tax on any dividends on the Stellantis Common Shares unless certain conditions for exemption are satisfied. The exemption is of wide application and those U.K. Shareholders will therefore ordinarily not be subject to U.K. corporation tax on the dividends received on the Stellantis Common Shares. Where a U.K. Shareholder benefits from exemption, no credit will be available for any non-U.K. tax withheld and paid over to a non-U.K. taxing authority. U.K. Shareholders within the charge to corporation tax should consult their own professional advisors in relation to the implications of the legislation.

Non-U.K.-resident shareholders

A shareholder of Stellantis Common Shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on (unless the trade is carried on through an agent of independent status, such as, if certain conditions are met, an independent broker or investment manager).

A shareholder of Stellantis Common Shares that is resident outside the United Kingdom for tax purposes should consult their own tax advisor as to their tax position on dividends received from Stellantis.

Chargeable gains

U.K. Shareholders

A disposal or deemed disposal of Stellantis Common Shares by a U.K. Shareholder may, depending on the U.K. Shareholder's particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of CGT.

Individuals who are temporarily non-resident in the U.K. may, in certain circumstances, be subject to capital gains tax in respect of gains realized on a disposal of Shares during their period of non-residence.

Non-U.K.-resident shareholders

A disposal of Stellantis Common Shares by a shareholder that is not resident in the United Kingdom for tax purposes but that carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment (excluding an agent of independent status such as, if certain conditions are met, an independent broker or investment manager) and has used, held or acquired Stellantis Common Shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment may, depending on individual circumstances, give rise to a chargeable gain or allowable loss.

U.K. stamp duty and U.K. SDRT

Stellantis will not maintain any share register in the U.K. and, accordingly, (i) U.K. stamp duty will not be payable in connection with a transfer of common shares, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, and (ii) no U.K. SDRT will be payable in respect of any agreement to transfer Stellantis Common Shares.

Material U.K. tax consequences of participating in the loyalty voting structure

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSAL OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.K. TAX PURPOSES AND AS A RESULT THE U.K. TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, U.K. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSAL OF SPECIAL VOTING SHARES.

Receipt of Special Voting Shares

The receipt of Special Voting Shares is expected to be treated as a capital distribution of "small" value in respect of the relevant Stellantis Common Shares held on the Loyalty Register. On that basis, a U.K. Shareholder should not be treated as making a taxable part-disposal of their common shares. Rather, it should attribute base cost to Special Voting Shares equal to the fair market value of the Special Voting Shares at the time of issue and the base cost in the common shares should be reduced by the same amount. FCA and PSA believe and intend to take the position that the value of each special voting share is minimal.

Ownership of Special Voting Shares

U.K. Shareholders of Special Voting Shares should not have to recognize income in respect of any amounts transferred to the Special Voting Shares dividend reserve but not paid out as dividends in respect of the Special Voting Shares.

Disposal of Special Voting Shares

A U.K. Shareholder that has their Special Voting Shares redeemed for zero consideration after removing their shares from the Loyalty Register should recognize a loss accordingly; the loss may be allowable. On the basis that the value of each special voting share is minimal, however, the amount of the loss should be minimal.

Stamp duty and stamp duty reserve tax

Stellantis will not maintain any share register in the U.K. and, accordingly, no liability to U.K. stamp duty or SDRT will arise to shareholders on the issue or repurchase of Special Voting Shares.

EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Material Italian Tax Consequences

This section describes the material Italian tax consequences of the FCA Extraordinary Dividend, the exchange of PSA Ordinary Shares into FCA Common Shares pursuant to the Merger and the material Italian income tax consequences of the ownership and disposal of Stellantis Common Shares and Special Voting Shares. It does not purport to describe every aspect of Italian taxation that may be relevant to a particular holder of shares in FCA N.V., Peugeot S.A. or Stellantis in special circumstances or who is subject to special treatment under applicable law and, in particular, does not discuss the treatment of shares that are held in connection with a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy.

Where in this summary English terms and expressions are used to refer to Italian concepts, the meaning to be attributed to such terms and expressions will be the meaning attributed to the equivalent Italian concepts under Italian tax law. This summary assumes that FCA N.V., Peugeot S.A. and Stellantis are organized and that their respective business will be conducted in the manner outlined in this Prospectus. A change to the organizational structure or to the manner in which FCA N.V., Peugeot S.A. or Stellantis conduct their business may invalidate the contents of this summary, which will not be updated to reflect any such change.

For the purposes of this section, an "Italian Holder" is a beneficial owner of FCA Common Shares, PSA Ordinary Shares or the Stellantis Common Shares that is:

●	an Italian resident individual, or

●	an Italian resident corporation.

This section does not address the Italian tax consequences for a holder of FCA Common Shares, PSA Ordinary Shares or Stellantis Common Shares who is subject to special regimes, including:

●	non-profit organizations, foundations and associations that are not liable or subject to tax;

●	Italian business partnerships and assimilated entities (e.g., "società in nome collettivo", "società in accomandita semplice");

●	Italian nonbusiness partnerships (e.g., "società semplici");

●	individuals holding the shares in connection with the exercise of a business activity (sole proprietors); or

●	Italian real estate investment funds (fondi comuni di investimento immobiliare) and Italian real estate SICAFs (società di investimento a capitale fisso immobiliari).

In addition, where specified, this section also applies to Italian pension funds, Italian investment funds (fondi comuni di investimento mobiliare), società di investimento a capitale variabile ("SICAV") and società di investimento a capital fisso ("SICAF") other than real estate SICAFs.

For the purposes of this section, a "Non-Italian Holder" means a beneficial owner of FCA Common Shares, PSA Ordinary Shares or Stellantis Common Shares that is neither an Italian Holder nor a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy nor a foreign partnership.

The analysis included in this section is limited to Italian Holders and Non-Italian Holders who directly hold shares that are not substantial shareholdings as defined under Article 67(1)(c) and (c-bis) of Decree No. 917 of December 22, 1986 (the Italian consolidated income tax act ("ITA")) (partecipazioni non qualificate), i.e., equity participations that represent, and have represented in any 12-month period preceding each disposal: (i) a percentage of voting rights in the ordinary shareholders' meeting not greater than two percent (which applies to listed companies such as FCA N.V., Peugeot S.A. and Stellantis), or (ii) a participation in the share capital of the company not greater than five percent (which applies to listed companies such as FCA N.V., Peugeot S.A. and Stellantis). Italian individual shareholders and Non-Italian Holders who hold substantial shareholdings pursuant to Article 67(1)(c) of ITA (partecipazioni qualificate) should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposal of Stellantis Common Shares.

This section is based upon tax laws and applicable tax treaties and what is understood to be the practice in Italy in effect on the date of this Prospectus which may be subject to changes in the future, even on a retroactive basis. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Italian Holders and Non-Italian Holders should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposal of PSA Ordinary Shares or Stellantis Common Shares in their particular circumstances.

Tax Consequences of the FCA Extraordinary Dividend

The tax consequences for the Italian Holders of the receipt of the FCA Extraordinary Dividend declared prior to the Merger depends on the qualification of the amounts distributed from an Italian tax perspective as either dividends or return of equity. Conversely, the FCA Extraordinary Dividend will not trigger any taxable event for Italian income tax purposes for Non-Italian Holders.

Under Article 47(1) ITA, regardless of what the shareholders' meeting has resolved, current year profits and retained earnings are deemed to be distributed first (except for any portion of such retained earnings earmarked to a tax-deferred reserve or non-distributable reserves) and represent dividends. For Italian Holders, amounts treated as dividends are subject substantially to the same tax regime as described in "Taxes on income and capital gains from the ownership and disposition of Stellantis Common Shares and, if applicable, Special Voting Shares—Italian Holders—Taxation of Dividends".

Subject to the profits distribution priority rule described above, amounts received as distributions out of other types of reserves (such as, for instance, reserves or other funds formed with share premiums or equity, other than share capital, contributions; "Equity Reserves") reduce the holders' tax basis in their common shares correspondingly. Distributions out of Equity Reserves that are in excess of Italian Holders' tax basis in their common shares are treated as:

●
dividends for tax purposes if the Italian Holder is an individual (see "Taxes on Income and Capital Gains from the Ownership and Disposition of Stellantis Common Shares and Special Voting Shares—Italian Holders—Taxation of Dividends"). If there is an Italian-based financial intermediary involved acting as withholding agent, the Italian Holder will communicate its tax basis in the common shares to such withholding agent;

●
capital gains for tax purposes if the Italian Holder is a corporation (see "Taxes on Income and Capital Gains from the Ownership and Disposition of Stellantis Common Shares and Special Voting Shares—Italian Holders—Taxation of Dividends").

Tax Consequences of the Merger

Because the Merger will fall within the scope of Directive (EU) 2017/1132 of the European Parliament and of the Council of 14 June 2017 (as implemented under French and Dutch corporate legislation, respectively), it will be in principle tax-free (tax neutral) for tax purposes with respect to the permanent establishment in Italy of FCA. Under Italian tax law, while a cross-border Merger is tax-free (tax neutral) with respect to the assets and the liabilities of the companies involved in the Merger that remain connected with a permanent establishment in Italy, it triggers the realization, at their fair market value, of the assets and liabilities that do not remain effectively connected to an Italian permanent establishment. Because following the Merger Stellantis will maintain a permanent establishment in Italy to which all the (former) FCA's assets, functions and liabilities, including shareholdings in other companies and tax-deferred reserves, will remain effectively connected, the Merger will be tax neutral for FCA for Italian income tax purposes. The existing Italian fiscal unit headed by FCA's Italian permanent establishment will continue after the Merger.

For Italian income tax purposes, the Merger will not trigger any taxable event for the Italian Holders of FCA Common Shares or PSA Ordinary Shares (other than in respect of fractional shares as described below). Stellantis Common Shares received by the Italian Holders of PSA Ordinary Shares upon the Merger will have the same aggregate tax basis as the PSA Ordinary Shares held by such Italian Holders before the Merger. The Merger will not trigger any taxable event for the Non-Italian Holders of FCA Common Shares or PSA Ordinary Shares.

The Italian Holders' receipt of cash in lieu of fractional shares should give rise to taxable income for Italian tax purposes. Such Italian Holders should recognize income (dividend or capital gain depending on the nature of the Italian Holder) or loss measured by the difference between the cash received for the fractional share and their tax basis in that fractional share.

Taxes on Income and Capital Gains from the Ownership and Disposition of Stellantis Common Shares and Special Voting Shares

This section describes the material Italian tax consequences of the ownership and transfer of Stellantis Common Shares and Special Voting Shares. The following description is not intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the Stellantis Common Shares.

Italian Holders

Taxation of Dividends

The information provided in this subsection summarizes only the Italian tax regime applicable to the distributions by Stellantis, other than in case of reduction of share capital, withdrawal, redemption or liquidation, of amounts that are paid out of current year profits or retained earnings. Holders of Stellantis Common Shares should consult their own tax advisors as to the tax consequences, in their own particular circumstances, of Stellantis's distributions of other equity reserves (riserve di capitale), reduction of share capital, withdrawal, redemption or liquidation.

Under Italian income tax laws, dividends paid by Stellantis to Italian Holders who are individuals are generally subject to a 26 percent tax withholding tax levied by financial intermediaries that intervene in the collection / crediting of the dividends. In this case, the Italian-based withholding agent applies the Italian tax on the amount of the dividend net of foreign withholding taxes, if any. This would be the case for those Italian individual shareholders who hold their Stellantis Common Shares through Monte Titoli. Italian Holders that are individuals and hold their shares outside the Monte Titoli system generally must self-assess and pay the 26 percent tax in their own income tax return, unless there is another Italian-based financial intermediary that intervenes in the collection/crediting of the dividends and is responsible for levying the withholding tax.

If the Italian Holders (a) have entrusted the management of the Stellantis Common Shares to an authorized intermediary under a discretionary asset management contract, and (b) have elected into the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subject to 26 percent substitute tax.

No foreign tax credit can be claimed by Italian Holders who are individuals in relation to taxes paid abroad upon distributions of dividends by Stellantis.

Under Italian income tax laws, dividends paid by Stellantis to Italian Holders that are corporations are not subject to any Italian withholding tax. Italian Holders that are corporations benefit from a 95 percent exclusion on dividends under Article 89 ITA. The remaining five percent of the dividends are included in the taxable business income of such Italian Holders and is subject to Corporate Income Tax ("IRES") in Italy, which is currently levied at 24 percent. Banks and certain financial intermediaries are subject to a 3.5 percent IRES surtax. In addition, under Article 1(716-718) of Law No. 160 of December 27, 2019, a new IRES surtax may apply for fiscal years 2019 to 2021 to companies that have been granted public licenses (concessioni) to operate and manage highways, airports, harbors, and railroad.

However, for Italian Holders that are corporations, dividends are fully subject to IRES in the following circumstances:

(i).
Dividends are paid to corporations that draft their financial statements according to IAS/IFRS international accounting standards in relation to Stellantis Common Shares qualifying as financial assets held for trading for the purposes of Article 89(2-bis) ITA (the qualification of a financial asset as "held for trading" shall be analyzed according to Ministerial Decree of January 10, 2018); or

(ii).
Dividends are paid out of profits deriving from companies or entities resident for tax purposes in states or territories having a preferential tax regime as identified pursuant to Article 47-bis ITA that do not meet the condition under Article 47-bis(2)(a) ITA (for these purposes, profits are considered as "deriving from" companies resident in states or territories with a preferential tax regime if the profits relate either to the direct holding of shares in these companies or to participations that grant control, whether direct or indirect (and including de facto control), over companies resident outside of Italy that in turn receive dividends from companies resident in states or territories having a preferential tax regime). Tax regimes available in other EU member states (or states that are party to the Agreement on the European Economic Area and that exchange information with Italy) can never be preferential tax regimes for these purposes; or

(iii).
Dividends are paid in relation to Stellantis Common Shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95 percent exemption described above.

Subject to certain conditions, foreign taxes for Italian Holders that are corporations are allowed as a credit against IRES in proportion to the amount of the dividends included in the IRES taxable base.

For certain companies operating in the financial sector and subject to certain conditions, dividends paid by Stellantis will also be included in the taxable base for the regional tax on productive activities (Imposta regionale sulle attività produttive, ("IRAP")).

Dividends paid to Italian pension funds (applying the tax regime under Article 17 of Legislative Decree No. 252 of December 5, 2005) are not subject to withholding taxation, but they must be included in the result of the relevant portfolio accrued at the end of the tax year, which is subject to a 20 percent substitute tax. Subject to certain conditions (including minimum holding period requirement) and limitations, an exemption is granted with respect to dividends and other income from Stellantis Common Shares that qualify as medium and long-term investments under Article 1(89-92) of Law No. 232 of December 11, 2016 (as subsequently amended) to the extent that investment in the Stellantis Common Shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than ten percent of the gross asset value of the pension fund for the previous year.

Dividends paid to Italian investment funds, SICAVs and SICAFs are subject to neither withholding taxation nor taxation at the level of the fund, the SICAV or the SICAF. A withholding tax may apply in certain circumstances at the rate of 26 percent on distributions made by the fund, the SICAV or the SICAF.

Taxation of Capital Gains

Italian Holders who are individuals and who sell or otherwise dispose of their Stellantis Common Shares will recognize capital gain or loss. Capital gains are subject to a 26 percent substitute tax ("Italian CGT"). The Italian Holder may opt for any of the following three tax regimes:

(a).
Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. Italian CGT is computed on capital gains net of capital losses and must be paid by the deadline for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. This regime is the default regime if the Italian Holder does not elect into any of the two alternative regimes described in (b) and (c) below.

(b).
Nondiscretionary investment portfolio regime (regime del risparmio amministrato) (optional). Under this regime, Italian CGT is applied separately on capital gains realized on each transfer of Stellantis Common Shares. This regime is allowed subject to (x) the Stellantis Common Shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain other authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) Italian CGT in respect of capital gains realized on each transfer of the common shares (as well as in respect of capital gains realized at termination of the intermediary's mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Under this regime, the holder is not required to report capital gains in the annual income tax return.

(c).
Discretionary investment portfolio regime (regime del risparmio gestito) (optional). This regime is allowed for those holders who have entrusted the management of their financial assets, including the Stellantis Common Shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Stellantis Common Shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year-end, which is subject to Italian CGT. The managing authorized intermediary applies the tax on behalf of the Italian Holder. Any decrease in value of the managed assets accrued at year-end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return.

Italian Holders that are corporations and that sell or otherwise dispose of their Stellantis Common Shares will recognize capital gain or loss. Capital gains realized through the sale or disposal of Stellantis Common Shares by Italian Holders that are corporations will benefit from a 95 percent participation exemption if the following conditions are met:

(i).	the Stellantis Common Shares have been held continuously from the first day of the twelfth month preceding the disposal; and

(ii).	the Stellantis Common Shares were accounted for as a long-term investment (noncurrent financial assets) in the first financial statements closed after the acquisition of the shares

(for companies adopting IAS/IFRS international accounting standards, shares are considered to be a long-term investment if they are not financial activities "held for trading").

The two additional conditions set forth by Article 87(1)(c) and (d) ITA to be eligible for the participation exemption regime (i.e., the company is not resident in a state or territory with a preferential tax regime and carries on a business activity) are both met (a) since Stellantis Common Shares will be listed on regulated markets and (b) based on the assumption that Stellantis will be a holding company whose value will be mainly composed of participations (whether direct or indirect) in companies that carry on a business activity and are not resident in States or territories with a preferential tax regime identified pursuant to Article 47-bis ITA.

The remaining five percent of the amount of the capital gain is included in the aggregate taxable income of the Italian resident corporations and subject to IRES.

If the conditions for the 95 percent participation exemption are met, capital losses from the disposal of Stellantis Common Shares realized by Italian Holders that are corporations are not deductible from the Italian Holders' taxable income. Capital gains and capital losses realized through the disposal of Stellantis Common Shares that do not meet at least one of the aforementioned conditions for the participation exemption are, respectively, fully included in the aggregate taxable income and fully deductible from the same aggregate taxable income, subject to IRES according to ordinary rules and rates. However, if such capital gains are realized upon disposal of Stellantis Common Shares which have been accounted for as a long-term investment on the last three balance sheets, then if the Italian Holder so chooses the gains can be taxed in equal parts in the year of realization and in the following tax years (up to the fourth).

Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant, and cannot be deducted, to the extent of the non-taxable amount of dividends (or advance dividend) received by the Italian Holder in the 36 (thirty-six) months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) ITA (i.e., the company is not resident in a state with a preferential tax regime and carries on a business activity) are met. The anti-avoidance rule does not apply to holders that draft their financial statements according to IAS / IFRS international accounting standards. When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000, the taxpayer must, under certain circumstances, report the data and the information regarding the transaction to the Italian tax authorities. Moreover, in case of capital losses greater than €5,000,000 deriving from the transfer (or a series of transfers) of shares booked as noncurrent financial assets, the Italian Holder must report the data and the information to the Italian tax authorities. Italian Holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such obligation.

Subject to certain conditions, capital gains realized by Italian corporations operating in the financial sector are also included in the IRAP taxable base.

Under Article 17 of Legislative Decree No. 252 of December 5, 2005, capital gains and capital losses realized by an Italian pension fund must be included in the result of the relevant portfolio accrued at the end of the tax year, which is subject to a 20 percent substitute tax. For a short description of a favorable regime available to pension funds, see "Taxation of Dividends".

Capital gains realized by Italian investment funds, SICAVs and SICAFs (other than real estate SICAFs) are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the annual results of the investment fund, the SICAV or the SICAF, which are not subject to tax. A withholding tax may apply in certain circumstances at the rate of 26 percent on distributions made by the investment fund, the SICAV or the SICAF.

Non-Italian Holders

Taxation of Dividends

Under Italian tax laws, the distribution of dividends by Stellantis will not trigger any taxable event for Italian income tax purposes for Non-Italian Holders.

Taxation of Capital Gains

Under Italian tax laws, capital gains on Stellantis Common Shares will not trigger any taxable event for Italian income tax purposes for Non-Italian Holders.

Special Voting Shares

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of Special Voting Shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, Stellantis Shareholders are urged to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of Special Voting Shares.

Receipt of Special Voting Shares

A shareholder that receives Special Voting Shares issued by Stellantis should in principle not recognize any taxable income upon the receipt of Special Voting Shares. Under a possible interpretation, the issue of Special Voting Shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of Stellantis. Such issue should not have any material effect on the allocation of the tax basis of a shareholder between its Stellantis Common Shares and its Special Voting Shares. Because the Special Voting Shares are not transferable and their limited economic rights can be enjoyed only at the time of the liquidation of Stellantis, FCA and PSA believe and intend to take the position that the fair market value of each special voting share is minimal. However, because the determination of the fair market value of the Special Voting Shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the Special Voting Shares as determined by Stellantis is incorrect.

Ownership of Special Voting Shares

Shareholders of Special Voting Shares should not have to recognize income in respect of any amount transferred to the Special Voting Shares dividend reserve, but not paid out as dividends, in respect of the Special Voting Shares.

Disposition of Special Voting Shares

The tax treatment of a Stellantis Shareholder that has its Special Voting Shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that a shareholder should recognize a loss to the extent of the shareholder's tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that a Stellantis Shareholder would not be allowed to recognize a loss upon the redemption of its Special Voting Shares and instead should increase its basis in its Stellantis Common Shares by an amount equal to the tax basis (if any) in its Special Voting Shares.

Transfer Tax

Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Stellantis Common Shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to a €200 registration tax; and (ii) private deeds (scritture private) are subject to a €200 registration tax only if they are voluntarily filed for registration with the Italian tax authorities or if the so-called "caso d'uso" or "enunciazione" occurs.

Transfer of the Stellantis Common Shares upon Death or by Gift

Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including the common shares and the Special Voting Shares in Stellantis) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy.

Subject to certain exceptions, transfers of assets and rights (including the common shares and the Special Voting Shares in Stellantis) on death or by gift are generally subject to inheritance and gift tax as follows:

(a).
at a rate of 4 percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000;

(b).
at a rate of six percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000);

(c).	at a rate of eight percent in any other case.

Special, more favorable rules may apply, subject to certain conditions, if the transfer is made in favor of persons with severe disabilities.

Stamp Duty (Imposta di bollo)

Under Article 13(2bis-2-ter) of the Tariff annexed to Decree No. 642 of October 26, 1972, a 0.20 percent stamp duty generally applies (save for certain exceptions) on communications and reports that Italian financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries. Shares are included in the definition of financial products for these purposes. Communications are deemed to be sent at least once a year even if the Italian financial intermediary is under no obligation to either draft or send such communications and reports. In these cases, the tax should be applied on December 31 of each year and, in any case, when the relationship with the client is terminated.

The stamp duty cannot exceed €14,000 per year for investors other than individuals.

Based on the wording of the law and the implementing Decree issued by the Italian Ministry of Economy and Finance on May 24, 2012, the 0.20 percent stamp duty does not apply to communications that the Italian financial intermediaries send to Italian Holders or Non-Italian Holders who do not qualify as "clients" according to the regulations issued by the Bank of Italy. Communications and reports sent to this type of investor are subject to the ordinary €2 stamp duty for each copy.

The taxable base of the stamp duty is the market value or, in the lack of such market value, the nominal value or the redemption amount of any financial products.

Wealth Tax on Financial Products Held Abroad

Under Article 19(18) and (20) of Law Decree No. 201 of December 6, 2011, adopted by Law No. 214 of December 22, 2011 (as amended by Article 134 of Law Decree No. 34 of May 19, 2020, adopted by Law No. 77 of July 17, 2020), Italian resident individuals, Italian non-profit organizations, Italian nonbusiness partnerships and similar Italian resident persons holding financial products, including Stellantis Common Shares, outside the Italian territory are required to pay a wealth tax at the rate of 0.2 percent (the tax is determined in proportion to the period of ownership). The wealth tax cannot exceed €14,000 per year for Italian Holders other than individuals.

This tax is calculated on the market value at the end of the relevant year or, in the lack of such market value, on the nominal value or redemption value, or in the case the face or redemption values cannot be determined, on the purchase price of any financial product (including the Stellantis Common Shares) held abroad by Italian resident individuals. A tax credit is generally granted for foreign wealth taxes levied abroad on such financial products. The tax credit cannot be greater than the amount of the Italian tax due. If there is a double tax treaty in force between Italy and the state where the financial products are held that also covers taxes on capital and the treaty provides that only the state of residence should levy taxes on capital on the financial products, no tax credit is granted. In these cases, the taxpayer should request the refund of the wealth taxes paid abroad to the foreign tax authorities.

The wealth tax is due only in relation to financial assets held outside the Italian territory (and not through an Italian intermediary). If the Stellantis Common Shares are held through Italian intermediaries, the rules described in subsection "―Stamp Duty (Imposta di bollo)" apply.

Certain Reporting Obligations for Italian Holders

Under Law Decree No. 167 of June 28, 1990, as subsequently amended and supplemented, individuals, non-business entities and non-business partnerships that are resident in Italy and, during the tax year, hold investments abroad or have financial assets abroad (including possibly the Stellantis Common Shares) must, in certain circumstances, disclose these investments or financial assets to the Italian tax authorities in their income tax return (or, in case the income tax return is not due, in a proper form that must be filed within the same time as prescribed for the income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding a €15,000 threshold throughout the year, which per se do not require such disclosure). The requirement applies also where the persons above, being not the direct holders of the financial assets, are the actual economic owners of the financial assets for purposes of anti-money laundering legislation.

No disclosure requirements exist for investments and financial assets (including the Stellantis Common Shares) under management or administration entrusted to Italian resident intermediaries (e.g., Italian banks, fiduciary companies and certain other professional intermediaries, indicated in Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such activities and contracts have been subjected to Italian withholding or substitute tax by the such intermediaries.

Material French Tax Considerations

General

The following discussion sets forth the material French tax consequences of the Merger to French holders (as defined below) and to non-French holders of PSA Ordinary Shares who exchange their PSA Ordinary Shares for Stellantis common shares and of the subsequent holding and transfer of Stellantis Common Shares by such French holders, as well as certain French tax consequences for French holders in respect of Special Voting Shares.

This discussion is based on the laws, regulations, practice and applicable tax treaties in force in France as of the date of this Prospectus, all of which are subject to change, possibly with retroactive effect, and assumes that (i) the Merger will qualify as a merger pursuant to Dutch law, (ii) the sole consideration received by the holders of PSA Ordinary Shares upon the Merger will be Stellantis Common Shares, (iii) Stellantis Common Shares are eligible to be held in a share savings plan (plan d'épargne en actions or "PEA"), (iv) Stellantis is treated exclusively as a tax resident of the U.K., under U.K. tax legislation and any applicable tax treaty, on the Effective Time and will be treated exclusively as a tax resident of the Netherlands, under Dutch tax legislation and any applicable tax treaty, as from the Governance Effective Time, (v) all assets and liabilities of PSA will be allocated to a French permanent establishment of Stellantis upon the Merger and (vi) any ruling that would be granted by tax authorities to the parties (Peugeot S.A., FCA N.V. or Stellantis) would not be revoked in the future.

For purposes of this discussion, the term "French individual" is used to mean an individual who:

●	is domiciled and a resident of France for tax purposes;

●	is subject to personal income tax in France (impôt sur le revenu);

●
owns the PSA Ordinary Shares or Stellantis Common Shares (and, as the case may be, Special Voting Shares) as part of the individual's private portfolio and does not hold PSA Ordinary Shares or Stellantis Common Shares (and, as the case may be, Special Voting Shares) through a fixed base located outside of France or an enterprise that carries out an industrial, commercial, farming or other professional activity;

●	does not carry out stock market transactions under conditions similar to those which define an activity carried out by a person conducting such operations on a professional basis; and

●
does not hold and has not acquired the PSA Ordinary Shares or Stellantis Common Shares (and, as the case may be, Special Voting Shares) through a company savings plan (plan d'épargne d'entreprise) or a group savings plan (plan d'épargne de groupe) or through a stock option plan or a performance share plan.

The term "French legal entity" is used to mean a legal entity that:

●	is a French tax resident subject to corporate income tax in France (impôt sur les sociétés);

●	does not own its interest in Peugeot S.A. or Stellantis through a permanent establishment outside France; and

●
does not hold an interest in Peugeot S.A. or Stellantis that would qualify as participation shares (titres de participation) or represent at least five percent of Peugeot S.A.'s or Stellantis's share capital or voting rights.

The term "French holder" is used to mean:

●	a French individual; or

●	a French legal entity.

This discussion is only a summary of the French tax regime applicable under French legislation and does not constitute an exhaustive description of all the French tax consequences that may apply to PSA Shareholders. It does not address all aspects of French taxation that may be relevant in light of the specific circumstances of particular investors, some of whom may be subject to special tax rules.

ALL HOLDERS OF PSA ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY LOCAL, FOREIGN AND OTHER TAX LAWS, AND/OR OF THE HOLDING OR DISPOSAL OF STELLANTIS COMMON SHARES AND/OR SPECIAL VOTING SHARES.

French Taxation of the Merger (Exchange of PSA Ordinary Shares for Stellantis Common Shares)

Under Articles 115-1 and 121-1 of the French Tax Code, the issuance of Stellantis Common Shares by Stellantis to PSA Shareholders in consideration for their PSA Ordinary Shares should not be considered as a distribution of income. A ruling has been requested from the French tax authorities to confirm the application of such treatment, which has not been granted yet.

French Holders of PSA Ordinary Shares

The tax treatment with respect to capital gains or losses realized upon the exchange of shares is described below.

French Individuals

Pursuant to Article 150-0 B of the French Tax Code, any capital gain or loss realized by a French individual upon the exchange of their PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger should not be taken into account for the purposes of determining such individual's personal income tax for the calendar year in which the exchange occurs.

A ruling has been requested from the French tax authorities to confirm the application of such treatment, which has not been granted yet.

If a PSA Shareholder is a French individual, the application of such tax deferral regime will result in the following:

●
PSA Shareholders will not be required to declare on their tax returns for the relevant year the capital gain or loss realized upon the exchange of their PSA Ordinary Shares for Stellantis Common Shares. Any capital gain arising from such exchange will be deferred for French tax purposes. This tax deferral applies automatically; and

●	it will not be possible to use any capital loss arising from the exchange of PSA Ordinary Shares for Stellantis Common Shares to offset capital gains realized.

This tax deferral will cease upon, notably, disposal, buy-back, redemption or cancellation of the Stellantis Common Shares received in exchange for PSA Ordinary Shares pursuant to the Merger. The net capital gain or loss realized at the time of a subsequent sale or other disposition of Stellantis Common Shares will be calculated by reference to the acquisition price or value for tax purposes of the PSA Ordinary Shares exchanged pursuant to the Merger and will be subject to personal income tax and related social levies under the tax regime applicable to sales of securities at the time of the subsequent sale.

When French individuals receive a cash amount in exchange for their fractional entitlement to Stellantis Common Shares, the transaction will constitute, to the extent of such cash consideration, a taxable transaction. Relevant shareholders are urged to consult their own tax advisors as to the tax treatment for such taxable transaction.

PSA Ordinary Shares Held in a PEA

Provided that the Stellantis Common Shares are eligible to be held in a PEA, the exchange of PSA Ordinary Shares held in a PEA for such shares will be considered as taking place within the usual framework of the PEA, if (i) the Stellantis Common Shares received pursuant to the Merger are registered in the PEA and (ii) all other requirements for the application of the PEA regime are met. A ruling has been requested from the French tax authorities to confirm that Stellantis Common Shares are eligible to be held in a PEA, which has not been granted yet. Should this not be confirmed, such exchange would be considered as a withdrawal leading to the closure of the PEA except if the holder makes, within two months following the Merger, a payment in cash into the PEA for an amount equal to the value of the PSA Ordinary Shares as at the time of the Merger (BOI-RPPM-RCM-40-50-50-20170925, n°30). See "French Tax Consequences of Holding Stellantis Common Shares - Dividend Taxation—Stellantis Common Shares Held in a PEA". PSA Shareholders who currently hold Ordinary Shares in a PEA, should consult their own tax advisors (including with respect to the treatment and consequences of any fractional entitlement to Stellantis Common Shares).

French Legal Entities

Pursuant to Article 38-7 bis of the French Tax Code, any capital gain or loss realized by a French legal entity upon the exchange of its PSA Ordinary Shares for Dutch common shares pursuant to the Merger should, upon election, be deferred and included in the relevant French legal entity's taxable income for the financial year in which the shares received in exchange are later disposed of.

A ruling has been requested from the French tax authorities to confirm the eligibility to such treatment, which has not been granted yet.

For French legal entities for which an election for such tax deferral treatment is made, the application of the said regime will result in any capital gain or loss resulting from the subsequent disposal of Stellantis Common Shares received pursuant to the Merger being computed by reference to the tax basis of their PSA Ordinary Shares exchanged for the Stellantis Common Shares. These French legal entities will then be subject to special reporting requirements on an annual basis pursuant to Article 54 septies of the French Tax Code. Failure to report or to file accurate and complete documents required by the aforementioned article may result in a penalty equal to five percent of the amount not properly reported.

The gain or loss included in PSA Shareholder's taxable income for the financial year in which the subsequent disposal occurs would be subject to the tax treatment applicable to Stellantis Common Shares as of that date.

In the absence of an election for the application of the tax deferral treatment provided for by Article 38-7 bis of the French Tax Code, any capital gain realized by a French legal entity upon the exchange of PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger will be subject to corporate income tax at the relevant standard rate applicable to such French legal entity, increased, as the case may be, by an additional contribution of 3.3 percent which is assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per 12-month period (Article 235 ter ZC of the French Tax Code). In such case, any capital loss incurred as a result of the exchange of PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger will be deductible from the taxable income subject to corporate income tax.

Regardless of whether the aforementioned election was made or not, when French legal entities receive a cash consideration in exchange for their fractional entitlement to Stellantis Common Shares, the transaction will constitute, to the extent of such cash consideration, a taxable transaction. Relevant shareholders are urged to consult their own tax advisors as to the tax treatment for such taxable transaction.

Non-French-resident Holders of PSA Ordinary Shares

For purposes of this discussion, the term "Non-French-resident holders" is used to mean holders of PSA Ordinary Shares that are not resident in France for tax purposes, that do not carry out a trade or operate a business through a branch or agency or permanent establishment or fixed base in France to which their PSA Ordinary Shares are attributable and that do not hold (and have not held at any time during the past five years), directly or indirectly, alone or together with their spouse, ascendants and descendants, 25 percent or more of the financial rights in Peugeot S.A.

For non-French-resident holders of PSA Ordinary Shares, the exchange of PSA Ordinary Shares for Stellantis Common Shares pursuant to the Merger will not be taxable in France.

Such PSA Shareholders should consult their tax advisors as to the tax consequences of the Merger to them.

Registration Duties and Financial Transaction Tax

The Merger will not trigger any registration duties for the relevant shareholders in France. It is also expected that the Merger will be exempt from financial transaction tax under the exemption provided for by Article 235 ter ZD- II- 5° of the French Tax Code. A ruling has been requested from the French tax authorities to confirm this exemption.

French Tax Consequences of Holding Stellantis Common Shares - Dividend Taxation

For the purposes of this section, it is assumed that Stellantis is treated exclusively as a tax resident of the Netherlands, under Dutch tax legislation and any applicable tax treaty.

Pursuant to Article 24-B-b) of the France-Netherlands Tax Treaty, France grants a tax credit for withholding tax levied by the Netherlands on dividends. In the event any tax is withheld in the Netherlands and such tax treaty applies, the amount of such tax credit will be equal to the Dutch withholding tax as reduced by the France-Netherlands Tax Treaty as the case may be (that is, generally, reduced to 15 percent of the gross amount of the dividends pursuant to Article 10§2-b of such treaty), to the extent such amount does not exceed the amount of French tax due with respect to such dividends.

French Individuals

For French individuals who hold Stellantis Common Shares, the taxation of the dividends will occur in two steps.

First, the gross amount of the dividends (before any Dutch withholding tax, if any) received from Stellantis will be subject to a 12.8 percent withholding in accordance with Article 117 quater of the French Tax Code.

If the paying agent is established in France, the 12.8 percent withholding will be levied by such paying agent. If the paying agent is established outside of France, the 12.8 percent withholding will either (i) be paid directly by the French individual to the French Treasury or (ii) be levied by such paying agent if such paying agent is established in a jurisdiction that is a member of the European Economic Area that has entered into an administrative assistance agreement with France in order to prevent tax fraud and evasion and has been appointed for the levy of such withholding by the French individual.

If the reference taxable income of the household of the French individual for the antepenultimate calendar year would be less than €50,000 (single, divorced or widowed taxpayers) or €75,000 (taxpayers subject to joint taxation), an exemption from the 12.8 percent withholding will be available either (i) automatically, if the paying agent is established outside of France or (ii) upon request and under certain conditions, if the paying agent is established in France.

Second, the gross amount of the dividends (before any Dutch withholding tax, if any) will in principle be subject to French personal income tax at a flat rate of 12.8 percent. Alternatively, pursuant to Article 200 A of the French Tax Code, it would be possible to elect, before the deadline related to the filing of the personal income tax return for the applicable year, that such dividends be taken into account for the purposes of the determination of the net global income subject to the progressive income tax rate scale. The election is global, irrevocable and applies on a yearly basis to all types of income falling within the scope of the 12.8 percent flat tax rate. If such an election is made, the dividends will be taken into account for the purposes of the determination of the net global income subject to the progressive income tax rate scale, with a 40 percent allowance under certain conditions.

The 12.8 percent withholding will be deducted from the personal income tax effectively due by the French individual for the relevant calendar year (if it exceeds the amount of such income tax, the excess could be refunded by the French Treasury).

The gross amount of the dividends (before any Dutch withholding tax, if any) will also be subject to social levies at a global 17.2 percent rate, of which 6.8 percent would be deductible from the aggregate taxable income of the taxpayer for the year during which they are paid, if an election for the taxation based on the progressive income tax rate scale is filed.

In addition, the exceptional contribution on high incomes set forth in Article 223 sexies of the French Tax Code may also apply depending on the reference taxable income of the French individual. This exceptional contribution is calculated by applying a rate of:

●
3 percent for the portion of reference taxable income (i) in excess of €250,000 and lower or equal to €500,000 for taxpayers who are single, widowed, separated or divorced, and (ii) in excess of €500,000 and lower or equal to €1,000,000 for taxpayers subject to joint taxation;

●	4 percent for the portion of reference taxable income exceeding (i) €500,000 for taxpayers who are single, widowed, separated or divorced and (ii) €1,000,000 for taxpayers subject to joint taxation.

Stellantis Common Shares Held in a PEA

Provided certain conditions and all other requirements for the application of the PEA regime are met (including Stellantis Common Shares' eligibility to be held in a PEA), dividends received by French individuals in respect of Stellantis Common Shares held in a PEA will be exempt from personal income tax (and will also not be subject to the 12.8 percent withholding) and will temporarily be exempt from social levies as long as these dividends remain invested in the PEA. A ruling has been requested from the French tax authorities to confirm that Stellantis Common Shares are eligible to be held in a PEA, which has not been granted yet.

Subject to certain conditions, the PEA allows:

●
during the lifetime of the PEA, to benefit from an exemption from personal income tax and social levies with respect to capital gains and other income (including dividends) generated by the investment made through the PEA, provided, in particular, that such income and capital gains remain invested within the PEA; and

●
at the time of the closing of the PEA (if it occurs more than five (5) years after the opening date of the PEA) or at the time of a partial withdrawal from the PEA (if such withdrawal occurs more than five (5) years after the opening date of the PEA), to benefit from an exemption from personal income tax of the net gain earned since the opening of the plan. Such net gain remains, however, subject to social levies at a rate which may vary depending on the date on which the gain is realized or acquired and depending on the opening date of the PEA. Such net gain is not taken into account for the calculation of the exceptional contribution on high incomes described above.

Specific provisions, not described in this Prospectus, are applicable in case of realization of capital losses, closing of the plan or withdrawal before the end of the fifth year following the opening date of the PEA or withdrawal from the PEA in the form of a life annuity.

Holders of Stellantis Common Shares in a PEA, will not be entitled to use any tax credit granted by France in respect of Dutch withholding tax, if any. Furthermore, such tax credit, if any, will not be refundable.

PSA Shareholders who intend to hold Stellantis Common Shares in a PEA, should consult their own tax advisors.

French Legal Entities

Gross dividends (before any Dutch withholding tax, if any) paid by Stellantis to a French legal entity will be subject to corporate income tax at the relevant applicable standard rate to such French legal entity, increased, as the case may be, by an additional contribution of 3.3 percent which is assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per 12-month period.

French Tax Consequences of the Transfer of Stellantis Common Shares - Capital Gains Taxation

For the purposes of this section, it is assumed that Stellantis is treated exclusively as a tax resident of the Netherlands, under Dutch tax legislation and any applicable tax treaty.

Capital gains, if any, realized by French holders on the disposal of Stellantis Common Shares will be taxable in France in accordance with Article 13§4 of the France-Netherlands Tax Treaty.

French Individuals

Pursuant to Articles 150-0 A and s., 158, 6 bis et 200 A of the French Tax Code, net capital gains realized on the sale of Stellantis Common Shares by a French individual will be subject to personal income tax at a 12.8 percent flat tax, without application of any rebate.

Alternatively, pursuant to Article 200 A of the French Tax Code, it would be possible to elect, before the deadline related to the filing of the personal income tax return for the applicable year, that such capital gains be taken into account for the purposes of the determination of the net global income subject to the progressive personal income tax rate scale. The election is global, irrevocable and applies on a yearly basis to all types of income normally falling within the scope of the 12.8 percent flat tax.

If such an election is made, the net capital gains derived from the sale of Stellantis Common Shares, provided that the Stellantis Common Shares or the PSA Ordinary Shares exchanged for Stellantis Common Shares under the Merger have been acquired or subscribed by the French individual before January 1, 2018 (see below), will be taken into account for the purposes of the determination of the net global income subject to the progressive personal income tax rate scale after application of a rebate in accordance with Article 150-0 D, 1 ter of the French Tax Code equal to, subject to certain exceptions:

●	50 percent of their amount if the shares have been held for at least two years but less than eight years at the time of their disposal; and

●	65 percent of their amount if the shares have been held for at least eight years at the time of their disposal.

Subject to exceptions, this holding period will be computed as from the subscription date or acquisition date of the Stellantis Common Shares. In any case, no such rebate will apply to Stellantis Common Shares acquired or subscribed on or after January 1, 2018. In this respect, the Stellantis Common Shares which will be received by a French individual in exchange for PSA Ordinary Shares, acquired or subscribed by the French individual before January 1, 2018, upon the Merger under the tax deferral regime provided for by Article 150-0 B of the French Tax Code (see "French Taxation of the Merger (Exchange of PSA Ordinary Shares for Stellantis Common Shares)—French Holders of PSA Ordinary Shares—French Individuals") will be considered as having been acquired or subscribed before January 1, 2018.

Capital losses incurred by a French individual during a calendar year may be offset against capital gains of the same nature realized in the same calendar year or the ten following calendar years. French individuals with reportable net capital losses or realizing a loss upon the disposal of Stellantis Common Shares are invited to consult their own tax advisors in order to analyze the rules governing the use of such losses.

The net capital gains resulting from the sale of Stellantis Common Shares will also be subject to social levies at an overall rate of 17.2 percent, without any rebate, of which 6.8 percent will be deductible from the aggregate taxable income of the taxpayer of the year during which they are paid, if an election for the taxation based on the progressive income tax rate scale is filed.

In addition, the exceptional contribution on high incomes set forth in Article 223 sexies of the French Tax Code may also apply depending on the reference taxable income of the French individual (see "French Tax Consequences of Holding Stellantis Common Shares - Dividend Taxation—French Individuals"), it being specified that the reference taxable income will include the capital gains resulting from the disposal of the Stellantis Common Shares by the French individual before the application of the abovementioned rebate if applicable in case the French individual elects for the taxation at the progressive income tax rate scale.

The disposal of the Stellantis Common Shares should trigger the termination of tax deferral or rollover regimes from which a French individual may have benefited with respect to prior transactions, including the Merger. For additional details, please refer to the sub-section entitled "―French Taxation of the Merger (Exchange of PSA Ordinary Shares for Stellantis Common Shares)―French Holders of PSA Ordinary Shares―French Individuals".

Stellantis Common Shares Held in a PEA

Provided certain conditions and all other requirements for the application of the PEA regime are met (including Stellantis Common Shares' eligibility to be held in a PEA), net capital gains realized by French individuals in respect of Stellantis Common Shares held in a PEA will be exempt from personal income tax and temporarily exempt from social levies as long as these gains remain invested in the PEA. A ruling has been requested from the French tax authorities to confirm that Stellantis Common Shares are eligible to be held in a PEA.

See "French Tax Consequences of Holding Stellantis Common Shares - Dividend Taxation—Stellantis Common Shares Held in a PEA". PSA Shareholders who intend to hold Stellantis Common Shares in a PEA, should consult their own tax advisors.

French Legal Entities

Capital gain realized upon the transfer of Stellantis Common Shares by a French legal entity will generally be subject to corporate income tax at the relevant standard tax rate applicable to such French legal entity, increased, as the case may be, by an additional contribution of 3.3 percent assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per 12-month period (Article 235 ter ZC of the French Tax Code).

Capital losses incurred as a result of a transfer of Stellantis Common Shares by a French legal entity will in principle be deductible from taxable income subject to corporate income tax.

Please also note that the disposal of the Stellantis Common Shares received by a French legal entity in exchange for PSA Ordinary Shares pursuant to the Merger should trigger the termination of tax deferral or rollover regimes from which the French legal entity may have benefited with respect to prior transactions, including the Merger. For additional details, please refer to the sub-section entitled "―French Taxation of the Merger (Exchange of PSA Ordinary Shares for Stellantis Common Shares)―French Legal Entities".

French Tax Consequences of Participating in the Loyalty Voting Structure

For the purposes of this section, it is assumed that Stellantis is treated exclusively as a tax resident of the Netherlands, under Dutch tax legislation and any applicable tax treaty.

Should any withholding tax be levied in the Netherlands on any amount received or deemed to be received by French holders participating in the loyalty voting structure, it is uncertain that any tax credit will be available in France.

THE FRENCH TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP OR DISPOSAL OF SPECIAL VOTING SHARES ARE UNCERTAIN. ACCORDINGLY, FRENCH HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSAL OF SPECIAL VOTING SHARES INCLUDING ANY TAX CONSEQUENCES, AS THE CASE MAY BE, ON THE FRENCH TAX TREATMENT OF THE STELLANTIS COMMON SHARES.

Receipt of Special Voting Shares

The tax treatment of the receipt of Special Voting Shares by a French holder that has requested that all or some of its Stellantis Common Shares be registered on the Loyalty Register is uncertain. Considering the specificities of the Special Voting Shares, such receipt could trigger the recognition of a taxable income for the French holder (up to the value of such Special Voting Shares, if any).

Specific consequences may apply to French individuals who hold their Stellantis Common Shares (to the extent eligible) in a PEA, as Special Voting Shares should not be eligible to be held in a PEA.

Such shareholders should consult their tax advisors as to the specific consequences of the receipt of Special Voting Shares.

Ownership of Special Voting Shares

French holders owning Special Voting Shares should not recognize a taxable income in respect of the holding of such shares as long as any amounts transferred to the Special Voting Shares dividend reserve remain allocated to such reserve and are neither available to a shareholder nor paid out as dividends.

Disposal of Special Voting Shares

A French holder that has its Special Voting Shares redeemed for zero consideration after removing its shares from the Loyalty Register may recognize a loss.

French holders that have their Special Voting Shares redeemed for zero consideration or dispose of their Special Voting Shares in any other way should consult their own tax advisors.

Inheritance and Gift Tax

Transfers through inheritance or gift of Stellantis Common Shares (and, as the case may be, Special Voting Shares) held by French individuals will be subject to French inheritance tax or gift tax, as applicable.

Registration Taxes

Disposals of Stellantis Common Shares (and, as the case may be, Special Voting Shares) will not be subject to registration taxes in France, provided that they are not implemented by means of a written deed executed in France.

This summary of material French tax consequences to PSA Shareholders or Stellantis Shareholders is not tax advice. The determination of the actual tax consequences to a holder of

PSA Ordinary Shares will depend on the holder's specific situation. Holders of PSA Ordinary Shares or Stellantis Common Shares should consult their own tax advisors as to the tax consequences in their particular circumstances, including the applicability and effect of any local, foreign or other tax laws and of changes in those laws.

INFORMATION INCORPORATED BY REFERENCE

Documents Incorporated by Reference

The following documents are incorporated in this Prospectus by reference and, as such, form part of this Prospectus and can be found on FCA N.V.'s website at www.fcagroup.com/en-US/investors/Pages/fca_and_groupe_psa_merger.aspx as well as by clicking on the hyperlinks included in the bullets below:

●	FCA N.V.'s articles of association;

●	draft Stellantis Articles of Association;

●	pages 1-39 and 42-81 of the FCA Q3 2020 Interim Report;

●	pages 1-38 and 42-78 of the FCA 2020 Semi-Annual Report;

●	pages 1-15, 21-76, 96-166 and 168-324 of the FCA 2019 Annual Report;

●	pages 18-25, 42-80 and 170-318 of the FCA 2018 Annual Report;

●	pages 28-38, 133-278 of the FCA 2017 Annual Report;

●	the PSA Q3 2020 Revenue Update;

●	pages 11-49 of the PSA 2020 Semi-Annual Financial Information;

●	pages 20, 41, 162-167, 169-257, 260-264, 274 and 298-299 of the PSA 2019 Universal Registration Document;

●	pages 136-141, 143-220, 222-226 and 236 of the PSA 2018 Registration Document; and

●	pages 149-154,157-239, 241-244 and 253 of the PSA 2017 Registration Document.

In the context of the Listing, the sections of the documents listed above which are not incorporated by reference, are not relevant for the investor or are covered elsewhere in this Prospectus. To the extent that any document or information incorporated by reference incorporates any information by reference, either expressly or impliedly, such information will not form part of this Prospectus, except where such information or documents are stated within this Prospectus as specifically being incorporated by reference or where this Prospectus is specifically defined as including such information.

Any statement contained in a document that is deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in a later document, which is incorporated by reference into this Prospectus) modifies or supersedes such earlier statement (whether expressly, by implication, or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The documents set out above (or copies thereof), as well as this Prospectus, may be obtained in electronic form free of charge from the FCA N.V.'s website at www.fcagroup.com/en-US/investors/Pages/fca_and_groupe_psa_merger.aspx.

Information Relating to FCA

Certain information on FCA's business, operating and financial review, capital resources, regulatory environment, management, employees and corporate governance, description of share capital, related party transactions and historical financial information is included in documents which are incorporated by reference in this Prospectus. The table below sets out references to those documents.

Topic	FCA 2019 Annual Report	FCA 2018 Annual Report	FCA 2017 Annual Report
Business
History, development and strategy	p. 14 ("History of FCA"), p. 15 ("Magneti Marelli Sale"), p. 15 ("FCA-PSA Merger"),

p. 21 ("Our Business Plan")
Principal activities	p. 22 ("Overview of Our Business")	p. 18 ("Overview of Our Business")	p. 28 ("Overview of Our Business")
Developments and R&D	p. 23 ("Research and Development"), p. 47 ("Trends, Uncertainties and Opportunities")
Principal markets	p. 22 ("Overview of Our Business"), p. 31 ("Sales Overview)
Patents and licenses	p. 27 ("Intellectual Property")
Investing activities	p. 273 ("Investing activities"), p. 23 ("Research and development"), p. 69 ("Liquidity overview")
Joint Ventures	p. 220 ("Investments accounted for using the equity method")
Environmental issues	p. 28 ("Property, Plant and Equipment)
Organizational structure and significant subsidiaries	p. 203 ("Notes to the Consolidated Financial Statements—Note 3 (Scope of consolidation)")
Trends and uncertainties	p. 47 (Trends, Uncertainties and Opportunities)
Litigation	p. 195 ("Litigation"), p. 259 ("Contingent liabilities")
Operating and Financial Review
Financial Condition	p. 47 ("Financial Overview")	p. 42 ("Financial Overview")
Alternative Performance Measures	p. 52 ("Non-GAAP Financial Measures"), p. 47 ("Financial Overview")	p. 46 ("Non-GAAP Financial Measures")
Capital Resources
Capital Resources	p. 69 ("Liquidity and Capital Resources")
Cash Flows	p. 71 ("Cash Flows") and p. 272-273 ("Note 29: Explanatory notes to the Consolidated Statement of Cash Flows")
Borrowings	p. 243-248 ("Notes to the Consolidated

Financial Statements—Note 21 ( Debt)
Regulatory Environment
Regulatory environment	p. 39 ("Environmental and Other Regulatory Matters")
Management, Employees and Corporate Governance
Members of the administrative, management and supervisory bodies	p. 96-102 ("Board of Directors"), p. 106-107 ("Senior Management")
Remuneration and benefits	p. 131 ("Remuneration Report)
Board committees	p. 103 ("Board Practices and Committees")
Dutch Corporate Governance Code	p. 124 ("Compliance with Dutch Corporate Governance Code")
Employees	p. 29 ("Employees")
Directors' share ownership	p. 102 ("Directors' Share Ownership")
Employee participation arrangements	p. 230-235 ("Share-based compensation)
Description of Share Capital
Corporate objects	p. 96 ("Corporate Offices and Home Member State")
Share capital	p. 262 ("Share capital")	p. 260 ("Share capital")	p. 212 ("Share capital")
Rights attached to FCA Common Shares	p. 109 ("Rights of Pre-Emption"), p. 110 ("Transfer of Shares") p. 111 ("Dissolution and Liquidation"), p. 116 ("Voting Rights at General Meetings")
Loyalty voting structure	p. 112 ("Loyalty Voting Structure")
Public takeovers	p. 119 ("Mandatory Bid Requirements"), p. 120 ("Compulsory Acquisition"), p. 122 ("Public Tender Offers")
Dividend policy and dividend history	p. 13 ("Consolidated Statement of Financial Position Data"), p. 265 ("Dividends proposed, declared and paid"), p. 296 ("Dividends")

Related Party Transactions
Related party transactions	p. 254 ("Related party transactions")
FCA Historical Financial Information
Consolidated financial statements 2019	p. 168 ("Financial Statements"), p. 315 ("Independent auditor's report")
Consolidated financial statements 2018		p. 170 ("Consolidated Financial Statements"), p. 308 ("Independent auditor's report")
Consolidated financial statements 2017			p. 133 ("Financial Statements"), p. 271 ("Independent auditor's report")

In addition, certain information on FCA's interim historical financial information and operating and financial review is included in documents which are incorporated by reference in this Prospectus. The table below sets out references to those documents.

Topic	FCA Q3 2020 Interim Report	FCA 2020 Semi-Annual Report
FCA Historical Financial Information
Interim condensed consolidated financial statements Q3 2020	p. 43 ("Interim condensed consolidated financial statements and notes as of and for the three and nine months ended September 30, 2020")
Semi-annual condensed consolidated financial statement 2020		p. 42 ("Semi-Annual Condensed Consolidated Statements and Notes as of and for the three- and six months ended June 30, 2020")
Business
Development of FCA's business	p. 5, ("Management Discussion and Analysis")	p. 38, ("Important events during the six months ended June 30, 2020")
Litigation	p. 70-74 ("Litigation")	p. 68-71 ("Litigation")
Trends and uncertainties	p. 5 ("Covid-19 update")	p. 5 ("Covid update"), p. 38 ("Important events during the six months ended June 30, 2020")
Capital Resources	p. 34 ("Liquidity and Capital Resources")	p. 32-37 ("Liquidity and Capital Resources")
Investing activities	p. 38 ("Investing activities")

Operating and Financial Review
Financial Condition	p. 5 ("Management Discussion and Analysis")	p. 5 ("Management Discussion and Analysis")
Capital resources
Borrowings	p. 63 ("Note 14. Debt")	p. 62-63 ("Note 14. Debt")
Description of Share Capital
Employee participation arrangements	p. 61 ("Note 11. Share-based compensation")	p. 59 ("Note 11. Share-based compensation")
Share Capital	p. 74 ("Note 19. Equity—Share capital")	p. 71 ("Note 19. Equity—Share capital")

Information Relating to PSA

Certain information on PSA's business, description of share capital and historical financial information is included in documents, an English version of which is incorporated by reference in this Prospectus. The table below sets out references to those documents.

Topic	PSA 2019 Universal Registration Document	PSA 2018 Registration Document	PSA 2017 Registration Document
Business
Strategy and objectives	p. 20 ("The Group's strategic trends")
Investing activities	p. 162 ("Investment in Research & Development") p. 274 ("Notes to the Consolidated Financial Statements at 31 December 2019—Note 5: Other Long Term Investments")	p. 136 ("Capital Expenditure in Research & Development") p. 236 ("Notes to the Consolidated Financial Statements at 31 December 2018—Note 5: Other Long Term Investments")	p. 149 ("Capital Expenditure in Research & Development") p. 253 ("Notes to the Consolidated Financial Statements at 31 December 2017—Note 7: Other Long Term Investments")
Litigation	p. 41 ("Legal and arbitration proceedings")
Subsidiaries	p. 252 ("Consolidated Companies at December 31, 2019")
Description of Share Capital
Warrants	p. 299 ("Potential share capital")
Capital under option and history of share capital	p. 245 ("Note 15 –Equity and Earnings per Share") p. 298 ("Information on the share capital")

Employee participation arrangements	p. 201-202 ("Note 7.2 – Share-based payment") p. 298 ("Stock options and performance share grants")
Related Party Transactions
Related Party Transactions	p. 251 ("Note 18 – Related party transactions") p. 217 ("Note 11.6 – Related party transactions – Equity method investments")
PSA Historical Financial Information
Consolidated financial statements 2019	p. 169 ("Consolidated financial statements at December 31, 2019"), p. 260 ("Statutory auditors' report on the consolidated financial statements"), p. 260 ("Emphasis of Matter")
Consolidated financial statements 2018		p. 143 ("Consolidated financial statements at December 31, 2018"), p. 222 ("Statutory auditors' report on the consolidated financial statements"), p. 222 ("Emphasis of Matter")
Consolidated financial statements 2017			p. 157 ("Consolidated financial statements at December 31, 2018"), p. 241 ("Statutory auditors' report on the consolidated financial statements")

In addition, certain information on PSA's interim historical financial information, business, description of share capital and related party transactions is included in documents, an English version of which is incorporated by reference in this Prospectus. The table below sets out references to those documents.

Topic	PSA Q3 2020 Revenue Update	PSA 2020 Semi-Annual Financial Information
PSA Historical Financial Information
Interim Q3 2020 revenue update	p.2 ("Revenue YTD September 2020 versus YTD September 2019" and "Revenue Q3 2020 versus Q3 2019")
Semi-annual consolidated financial statement 2020		p. 11 ("Consolidated financial statements at June 30, 2020")

Description of Share Capital
Share capital	p. 43 (Note 14.1 (Equity))
Warrants	p. 44 (Note 14.2 (B) (Diluted earnings per share – attributable to equity holders of the parent))
Employee participation arrangements	p. 30 (Note 6.2 – Share-based payment) p. 43 (Note 14.1 (Equity))
Related Party Transactions
Related Party Transactions	p. 46 ("Note 17. Related party transactions")

ADDITIONAL INFORMATION

This chapter contains information on FCA, PSA and the Combined Group that should be read in conjunction with the rest of this Prospectus and in particular the information incorporated by reference in this Prospectus (see "Information Incorporated By Reference").

LEI, Date of Incorporation and ISIN

FCA N.V. was incorporated on April 1, 2014 and its legal entity identifier ("LEI") is 549300LKT9PW7ZIBDF31. Peugeot S.A. was incorporated on 4 June 1896 and its LEI is 969500TZ5950IT5FPQ42. The ISIN of the FCA Common Shares is NL0010877643, to be changed to NL00150001Q9 on or around the first business day following the Governance Effective Time. The ISIN of the PSA Ordinary Shares is FR0000121501.

History of Share Capital FCA N.V.

In the past three financial years, FCA N.V. had in issue the following shares:

As of December 31,	FCA Common Shares	FCA Special Voting Shares	Total
2017	1,540,089,690	408,941,767	1,949,031,457
2018	1,550,617,563	408,941,767	1,959,559,330
2019	1,567,519,274	408,941,767	1,976,461,041

Material Investments

FCA

Other than as disclosed in "FCA 2019 Annual Report—Investment activities", "FCA 2019 Annual Report—Research and development", "FCA 2019 Annual Report—Liquidity overview" and "FCA Q3 2020 Financial Information—Investment activities", FCA has made no material investments up to the Latest Practicable Date.

PSA

Other than as disclosed in "PSA Operating and Financial Review—Financial Information—Acquisitions and Disposals", "PSA Operating and Financial Review—Results by Segment—2019 Compared to 2018, and 2018 Compared to 2017—Capital expenditure", "PSA Operating and Financial Review—Results by Segment—H1 2020 compared to H1 2019—Capital expenditure" and "PSA Operating and Financial Review―Liquidity and Capital Resources—Overview", PSA has made no material investments up to the Latest Practicable Date.

Recent Trends

There have been no significant recent trends in production, sales and inventory, and costs and selling prices since the end of the last financial year to the date of this Prospectus, other than as disclosed in the FCA 2020 Semi-Annual Report, the FCA Q3 2020 Interim Report, both as incorporated by reference (see Information Incorporated By Reference―Information Relating to FCA) and in "PSA Operating and Financial Review―Overview".

New Products and services

FCA's activities in North America continued for three new Jeep models. The all-new Grand Wagoneer concept, a large SUV, was revealed in September 2020, with production expected to start in the second quarter of 2021. Production of an all-new 3-row full-size SUV will begin in the first quarter of 2021 and production of the next generation Grand Cherokee will start in the third quarter of 2021. The Jeep brand also introduced its new Wrangler "4xe" PHEV in September 2020, which will begin arriving in dealerships in early 2021.

In LATAM, the all-new Fiat Strada pick-up truck saw its commercial launch at the end of June 2020.

Efforts in EMEA focused on the anticipated introductions of the Made-in-Europe PHEVs Jeep Renegade and Compass "4xe", whose production started in June 2020 at the Melfi plant in Italy. In addition, the all-new Fiat 500 full battery electric vehicle, whose first limited edition was launched in March 2020, started being available in FCA's European showrooms in November 2020. This model is manufactured at the

Mirafiori plant in Turin, Italy. Finally, the all-new full electric Ducato light commercial vehicle will begin production in the first quarter of 2021 at the Sevel plant in Atessa, Italy.

In July 2020, Maserati debuted the new Ghibli Hybrid. In addition, the brand started production in September 2020 of the refreshed versions of the Ghibli, Quattroporte and Levante. On September 9 and 10, Maserati hosted the "MMXX: Time to be Audacious" event in Modena, Italy, to reaffirm its commitment to invest in and elevate the iconic brand. The event started with the world premiere of the all-new Maserati MC20 super sport car, equipped with the new Maserati-built Nettuno engine. A fully electric version of the MC20 will also be available.

The Electric Vehicle Market

The electric vehicle market in which PSA and FCA operate consists of battery electric vehicles ("BEV"), which are powered solely by batteries and an electric motor, and PHEV, which are capable of short-range zero emission driving, but rely on petrol or diesel for longer distances. Major automotive manufacturers offer BEV or PHEV versions for certain of their vehicle models, in order to cater to evolving customer preferences and as a means to comply with increasingly stringent regulatory requirements with respect to fuel economy and emissions of CO2 and other pollutants. For further information on regulatory requirements regarding fuel economy and emissions of CO2, see "PSA—Environmental and Other Regulatory Matters" included elsewhere in this prospectus and "Group Overview-Environmental and Other Regulatory Matters-Automotive Tailpipe Emissions-North America Region" included in the FCA 2019 Annual Report, as incorporated by reference in the Prospectus.

Consumer sentiment increasingly favors electric vehicles as barriers to adoption (such as price, range and variety of models) steadily decline. In addition, public policy measures in various jurisdictions are designed to accelerate the shift to electric vehicles, including city access restrictions for vehicles with older combustion engines, financial incentives and subsidized recharging infrastructure. Corporate fleets are also gradually shifting towards electric vehicles, partly as a result of an increased focus by businesses on sustainability.

Although the current electric vehicle market is small relative to the size of the global automotive market, it is expected to experience rapid growth in the coming years. For example, in Europe, PSA and FCA estimate the electric vehicle market represented approximately 7 percent of vehicle sales for the nine months ended September 30, 2020 compared to 3 percent for the year ended December 31, 2019. The main markets for electric vehicles are Europe, the United States and China, with the rest of the world lagging behind, in part due to lesser governmental commitment to electrification, insufficient charging infrastructure and affordability concerns. Manufacturers have focused a substantial amount of R&D resources on the development of electric vehicles and related technologies, and an increased number of electric or hybrid vehicles have become available in recent years. The increased production capacity of electric and hybrid vehicles together with the potential for growth of this market have led to increased competition between car manufacturers for this segment of the market.

Commencing in 2019, PSA has aimed to offer either an all-electric or a plug-in hybrid version for each of its new models, launching a total of 15 such models since then. For the nine months ended September 30, 2020, PSA's and FCA's market share in the European BEV market was approximately 10 percent.

Regulatory Developments

On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Safety Administration ("NHTSA") in July 2019 that had reversed NHTSA's 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon ("MPG") that a manufacturer's fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer's fleet to arrive at an aggregate penalty. FCA has accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate. The possible effect of the August 31, 2020 ruling is not yet clear. NHTSA filed for a petition for rehearing with the court of appeals which was subsequently denied on November 2, 2020. Although the mandate was issued on November 9, 2020 and the ruling is now effective, it is not clear whether NHTSA will appeal the ruling to the U.S. Supreme Court. It is also uncertain if the ruling will only apply prospectively or if NHTSA or the plaintiffs will seek to apply the $14.00 rate retrospectively to the 2019 Model Year notwithstanding that automakers including FCA relied on the July 2019 rulemaking. FCA or industry representatives could challenge any retrospective application of the reinstated 2016 regulations. If the higher rate were applied retrospectively to the 2019 Model Year, FCA may need to accrue additional amounts due to increased

CAFE penalties and additional amounts owed under certain agreements for the purchase of regulatory emissions credits. The amounts accrued could be up to €500 million depending on, among other things, FCA's ability to implement future product actions or other actions to modify the utilization of credits.

Material Contracts

FCA

FCA has no material contracts, other than contracts entered into in the ordinary course of business, except for the Combination Agreement and the Cross Border Merger Terms as described in "The Combination Agreement and Cross Border Merger Terms".

PSA

PSA has no material contracts, other than contracts entered into in the ordinary course of business, except for the Combination Agreement and the Cross Border Merger Terms as described in "The Combination Agreement and Cross Border Merger Terms".

FCA 2020 Outlook Summary

General

FCA published the following guidance in the FCA Q3 2020 Interim Report as incorporated by reference in this Prospectus:

"FY 2020 guidance reinstated:
• Adjusted EBIT between €3.0 - €3.5 billion
• Industrial free cash flows between €(1.0) - €0.0 billion
The above guidance assumes no further significant disruptions from COVID-19."

The guidance above regarding Adjusted EBIT for the year ending December 31, 2020 constitutes a profit forecast (the "FCA Profit Forecast") for the purposes of article 1(d) and Section 11 of Annex 1 of Commission Delegated Regulation (EU) 2019/980.

The measure Adjusted EBIT is defined and described in more detail in "Important Information—Presentation of Financial Information—Non-IFRS financial measures".

Basis of preparation

The FCA Profit Forecast has been prepared on the basis of the assumptions set out below and on the basis of accounting policies that are consistent with FCA's accounting policies.

Assumptions

The principal assumptions upon which the FCA Profit Forecast is based are set out below.

Assumptions within FCA's influence:

●	FCA's actions regarding reduction of costs will continue in the fourth quarter of 2020

●	Pricing and mix of vehicles shipped to generally be in line with the third quarter of 2020.

●	Investments by FCA in tangible and intangible assets are assumed to be between €8.0 billion and €8.5 billion for full year 2020.

Assumptions not within FCA's influence:

●
No further significant disruptions from COVID-19, other than disruptions that have already occurred during 2020. Whether such further disruptions from COVID-19 occur is an uncertain factor that could materially change the outcome of the FCA Profit Forecast.

●
No change in the general trading or economic conditions, competitive environment or levels of demand in the countries and vehicle segments in which FCA operates that would materially affect FCA's business. Whether such changes occur is an uncertain factor that could materially change the outcome of the FCA Profit Forecast.

●
No changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements from those currently prevailing that would have a material impact on FCA's operations or its accounting policies. Whether such changes occur is an uncertain factor that could materially change the outcome of the FCA Profit Forecast.

●
No material deviations from the expectations regarding industry demand for cars and light commercial vehicles for the full year 2020, as compared to the prior year, which expectations are as follows: North America down 17%; EU-27, UK and EFTA down 24%; LATAM and Brazil both down 29% and China down 7%. Whether such material deviations occur is an uncertain factor that could materially change the outcome of the FCA Profit Forecast.

Working Capital Statement

In FCA N.V.'s opinion, the working capital available to FCA is sufficient for FCA's present requirements (that is for at least 12 months following the date of this Prospectus) and, following the Merger, the working capital available to the Combined Group will be sufficient for the Combined Group's present requirements (that is for at least 12 months following the date of this Prospectus).

No Significant Change

FCA

There has been no significant change in the financial performance or financial position of FCA since September 30, 2020, being the latest date at which historical financial information for FCA has been published.

PSA

There has been no significant change in the financial performance or financial position of PSA since June 30, 2020, being the latest date at which historical financial information for PSA has been published.

Legal and Arbitration Proceedings

FCA

Other than as disclosed in note 2. (Basis of Preparation) and note 25. (Guarantees Granted, Commitments And Contingent Liabilities) to the financial statements included in the 2019 FCA Annual Report, note 18 (Guarantees Granted, Commitments And Contingent Liabilities) to the financial statements included in the FCA 2020 Semi-Annual Report and note 18 (Guarantees Granted, Commitments And Contingent Liabilities) to the financial statements included in the FCA Q3 2020 Interim Report, there are no governmental, legal or arbitration proceedings which may have, or have had in the recent past significant effects on FCA's financial position or profitability.

PSA

There are no governmental, legal or arbitration proceedings which may have, or have had in the recent past significant effects on PSA's financial position or profitability.

Management, Employees and Corporate Governance

Family relationships

John Elkann, Andrea Agnelli, both currently members of the FCA Board and nominated to be appointed as Directors, and Tiberto Brandolini d'Adda, currently member of the FCA Board, are cousins.

No involvement in fraud, bankruptcies, sanctions

During the last five years, none of the Directors or members of the FCA Board: (i) has been convicted of fraudulent offenses; (ii) has served as a director or officer of any entity subject to bankruptcy proceedings, receivership or liquidation, or of any companies put into administration; or (iii) has been involved in any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory body of an issuer, or from acting in the management or conduct of the affairs of any issuer.

Management lock-ups

There are no management lock-ups in place.

Benefits Upon Termination of Non-executive Board Members

The non-executive directors of the FCA Board are not entitled to severance pay or benefits upon termination

No significant change in number of employees

FCA

There has been no significant change in the number of employees of FCA since December 31, 2019, being the latest date at which number of employees for FCA has been published, see FCA 2019 Annual Report—Management Report—Overview of Our Business—Employees".

PSA

There has been no significant change in the number of employees of PSA since December 31, 2019, being the latest date at which number of employees for PSA has been published, see "PSA―Employees".

Conflicts of interest

There are no potential conflicts between the personal interests or other duties of members of the Board of Directors, Supervisory Board or Senior Management on the one hand and the interests of FCA on the other hand. In addition. there are no potential conflicts between the personal interests or other duties of future members of the Stellantis Board on the one hand and the interests of Stellantis on the other hand.

Finally, other than as disclosed in "The Combination Agreement and Cross Border Merger Terms—Governance Arrangements", "The Stellantis Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Board of Directors" of this Prospectus and in "FCA-PSA Merger—DutchCo Board Composition" of the FCA 2019 Annual Report, there are no arrangements or understandings with major shareholders, suppliers, customers or others pursuant to which any member of the Board of Directors, Supervisory Board or Senior Management of FCA or any member of the Stellantis Board was selected as a member of such management or supervisory bodies of FCA or Stellantis.

Stellantis's objects and purposes

Pursuant to article 3.1 of Stellantis Articles of Association, the corporate objects of Stellantis are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and related goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.

Treasury Shares

As at the Latest Practicable Date, FCA held no FCA Common Shares in treasury.

Share Issue

Share Issue Resolutions

It is expected that on January 4, 2021, the FCA extraordinary general meeting will resolve, amongst other things, to approve the Merger, including the allotment of FCA Common Shares to PSA Shareholders.

It is expected that allotment of the FCA Common Shares and the Listing will be duly authorized by resolutions of the FCA Board.

Listing agent

Société Générale is the listing agent with respect to the listing and admission to trading of the FCA Common Shares on Euronext Paris.

Dilution

Subject to the Merger becoming effective, up to 1,545,221,900 FCA Common Shares will be issued to PSA Shareholders. The issuance of FCA Common Shares in connection with the Merger will result in FCA N.V.'s share capital increasing by approximately 100 percent, relative to the number of FCA Common Shares in issue as at the Latest Practicable Date. If the Merger becomes effective, FCA Shareholders (who do not hold PSA Ordinary Shares) will suffer an immediate dilution as a result of the Merger. Assuming that the maximum number of shares is issued to PSA Shareholders, each FCA Shareholder (who does not hold PSA Ordinary Shares) will be diluted by approximately 50 percent. The dilution for FCA Shareholders will impact the exercise of voting rights similarly (disregarding the minimal impact of the transfer of the FCA Special Voting Shares from Exor to FCA N.V. – as further described under "The Combination Agreement and Cross Border Merger Terms―The Combination Agreement and Shareholder Undertakings―Treatment of Loyalty Voting Shares"). If the Merger becomes effective, PSA Shareholders and FCA Shareholders respectively will, immediately following completion of the Merger, hold approximately 50 percent of FCA N.V.'s enlarged share capital, and, at the Governance Effective Time, of Stellantis's share capital.

Net asset value

The net asset value per share of FCA N.V. as of September 30, 2020 was €16.00. The net asset value per share is calculated by dividing the total net assets of FCA N.V. by the total number of issued FCA Common Shares, both as at September 30, 2020.

Expenses of the Listing

The expenses related to the Listing are estimated at approximately €2,317,000.

Availability of Documents

The following documents (or copies thereof) may be obtained free of charge from FCA's website (www.fcagroup.com/):

●	this Prospectus;

●	FCA N.V.'s articles of association;

●	the fairness opinion rendered by Goldman Sachs;

●	the fairness opinion rendered by d'Angelin; and

●	the fairness opinion rendered by Perella Weinberg.

INDEPENDENT AUDITORS

Independent Auditor of FCA N.V.

Ernst & Young Accountants LLP, independent auditors, has audited the FCA Consolidated Financial Statements, and has issued unqualified independent auditor's reports thereon, which are incorporated by reference in this Prospectus.

Ernst & Young Accountants LLP is an independent registered audit firm with principal place of business at Boompjes 258, 3011 XZ, Rotterdam, the Netherlands. The office address of the independent auditor that signed the independent auditor's reports is Antonio Vivaldistraat 150, 1083 HP Amsterdam, the Netherlands. The auditor signing the independent auditor's reports on behalf of Ernst & Young Accountants LLP is a member of the Royal Netherlands Institute of Chartered Accountants (Koninklijke Nederlandse Beroepsorganisatie van Accountants).

Independent Auditors of Peugeot S.A.

Ernst & Young et Autres and Mazars, independent auditors, have audited the PSA Consolidated Financial Statements, and have issued unqualified auditor's reports thereon, which are incorporated by reference in this Prospectus.

Ernst & Young et Autres is an independent registered accounting firm. The address of Ernst & Young et Autres is 1-2, place des Saisons 92400 Courbevoie, Paris-La Défense 1, France. The auditors signing the auditor's reports on behalf of Ernst & Young et Autres are members of the Compagnie régionale des Commissaires aux Comptes de Versailles.

Mazars is an independent registered accounting firm. The address of Mazars is 61, rue Henri-Regnault, 92400 Courbevoie, France. The auditors signing the auditor's reports on behalf of Mazars are members of the Compagnie régionale des Commissaires aux Comptes de Versailles.

DEFINITIONS

The following definitions are used in this Prospectus:

2019 Ordinary Dividend
An ordinary dividend for an amount of €1.1 billion (or a lower amount that represents the lowest maximum distributable amount of either party) in respect of the fiscal year ending December 31, 2019 payable by each of FCA N.V. and Peugeot S.A.

2019E EV/ EBITDA	Enterprise value as a multiple of estimated EBITDA for 2019
2020E EV/ EBITDA	Enterprise value as a multiple of estimated EBITDA for 2020
2020E P/E	The share price to earnings ratio calculated using estimated earnings for 2020
Acquisition Proposal	Any offer or proposal for, or any indication of interest in:
●
any combination, sale, transfer, tender offer, share exchange, merger, consolidation or similar transaction involving all or a substantial portion of the shares or assets of FCA N.V., Peugeot S.A. or any of their respective material subsidiaries;

● an acquisition or purchase by any third party of the voting securities of, or equity interest in, FCA N.V., Peugeot S.A. or any of their respective material subsidiaries or significant investees; and
● any other transaction that would reasonably be expected to prevent, impair or delay the consummation of the Merger or any of the other transactions contemplated by the Combination Agreement.
ADAS	Advanced driver assistance systems
Adjusted EBITDA	EBITDA adjusted for capitalized R&D expenses and financial services contribution
AFM	The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten)
Amended Transaction	The contemplated revised merger pursuant to the Combination Agreement
AMC	The Ukrainian Anti-Monopoly Committee
AMF	The Autorité des marchés financiers
Anticipated Synergies	Estimates of synergies anticipated by PSA's management to result from the Amended Transaction
APAC	Asia-Pacific
Audit Committee	The audit committee of the Stellantis Board
Auto EV
Automobile enterprise value (which represents fully diluted equity value based on such company's closing share price as of September 9, 2020 less net industrial cash, plus unfunded pension obligations post tax, plus non-controlling interests, less equity accounted investments and less the value of the company's financing services divisions)

Automotive Peers	BMW, GM, Ford, VW, Renault and Daimler

BALO	The French legal gazette (Bulletin des Annonces Légales Obligatoires)
Baoneng	Baoneng Investment Group Co. Ltd.
BBVA	Banco Bilbao Vizcaya Argentina
BEV	Battery electric vehicles
BMW	Bayerische Motoren Werke AG
BNP	BNP Paribas Personal Finance
BPF	Banque PSA Finance S.A.
BPI	Lion SAS together with BPI S.A.
BPI S.A.	Bpifrance Participations S.A.
Brexit	The United Kingdom's departure from the European Union
CADE	The Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica)
CAFC	The Corporate Average Fuel Consumption
Cash Adjusted P/E	Cash adjusted earnings per share
Cash P/E	The ratio of fully diluted equity value based on such company's closing share price as of September 9, 2020 less net industrial cash to estimated calendar year 2021 net income
CAPM	Capital asset pricing model
CAPSA	Changan PSA Automobiles Co., Ltd.
CEO	Chief Executive Officer
CFIUS	The Committee on Foreign Investment in the United States
CGU	Cash-generating unit
Change in Recommendation
The board of the relevant party:

(1) determining to make no recommendation for the Merger,

(2) failing to include the FCA Recommendation or PSA Recommendation, as applicable, in the relevant shareholders' circular, registration statement or information document,

(3) withdrawing, modifying or qualifying (or publicly proposing or publicly resolving to withdraw, modify or qualify) its recommendation for the Merger in a manner that is adverse to the other party, or

(4) failing to recommend against any Acquisition Proposal structured as a public offer (openbaar bod) (or any material modification thereto) within five business days after commencement of such offer (or such material modification).

Change in Recommendation Notice	A written notice from the party that intends to effect a Change in Recommendation to the other party to that effect
Change of Control
Any direct or indirect transfer carried out by a shareholder that is not an individual through one or a series of related transactions as a result of which

(i) a majority of the voting rights in such shareholder;

(ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of such shareholder; and/or

(iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority of the voting rights at meetings of the board of directors, management board or similar governing body of such shareholder has been transferred to the transferee of such shares, provided that no Change of Control will be deemed to have occurred if

(a) the transfer of ownership and/or control is an intragroup transfer under the same controlling person,

(b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree,

(c) the fair market value of the Qualifying Common Shares (as defined under "—Loyalty Voting Structure, General Meeting and Voting Rights—Loyalty Voting Structure") held by such shareholder represents less than 20 percent of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of Stellantis, are not otherwise material to the Transferred Group or the change of control transaction

CKDs	Complete knock-down kits containing the complete non-assembled parts of a vehicle
Class A Special Voting Shares	Class A special voting shares in the share capital of Stellantis with a nominal value of €0.01 each
Class B Special Voting Shares	Class B special voting shares in the share capital of Stellantis with a nominal value of €0.01 each
CNHI	CNH Industrial N.V.
CNDC	National Commission of Competition Defense of Argentina (Comisión Nacional de Defensa de la Competencia)
Code	The U.S. Internal Revenue Code of 1986
COFECE	The competition authority of the United Mexican States (Comisión Federal de Competencia Económica)
Comau	Comau S.p.A.
Comau Separation
Stellantis allocation to its shareholders through a demerger or similar transaction of all the shares held by Stellantis in Comau or other value-creating alternative structures, including the sale of all the shares held by Stellantis in Comau

Combination Agreement	The Original Combination Agreement together with the Combination Agreement Amendment
Combination Agreement Amendment	The amendment to the Original Combination Agreement dated September 14, 2020
Combined Group	The enlarged group comprising FCA and PSA
Competition Approvals	The required approvals from the relevant antitrust authorities

Consensus Figures	Certain publicly available research analysts' consensus financial forecasts for FCA, PSA and Faurecia for the period 2019 through 2022
Consents
All documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other permits (including the Competition Approvals)

CONSOB	The Commissione Nazionale per le Società e la Borsa
Cross-Border Merger Terms
The cross-border merger terms for the Merger prepared by FCA N.V. and Peugeot S.A. in accordance with Directive (EU) 2017/1132 of June 14, 2017 relating to certain aspects of company law (codification), as amended from time to time, and, in the case of FCA N.V., Sections 2:312, 2:326 and 2:333b et seq. of the Dutch Civil Code and, in the case of Peugeot S.A., Articles L. 236-25 et seq. of the French Commercial Code

d'Angelin	d'Angelin & Co
Daimler	Daimler AG
DTC	The Depository Trust Company in the U.S.
DGCCRF	The French Directorate General for Competition, Consumer Affairs and Fraud Control
DFG	Dongfeng Motor Group Company Ltd.
DCF	Discounted Cash Flows
Distribution-Adjusted Share Prices	The ranges of implied share prices of FCA N.V. and Peugeot S.A., adjusted for the FCA Extraordinary Dividend and the Faurecia Distribution at market value as of December 12, 2019
Director	A director of Stellantis
DMHK	Dongfeng Motor (Hong-Kong) International Co Ltd.
Dutch Corporation Tax Act	Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969)
Dongfeng	DMHK together with DFG
DPCA	PSA's joint venture in China with Dongfeng Motor Group, Dongfeng Peugeot Citroën Automobile
DPCS	Dongfeng Peugeot Citroën Automobile Sales Co
Draft Amendment	A draft, dated September 10, 2020, of the Combination Agreement Amendment
Dutch Enterprise Chamber	The Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerchtshof te Amsterdam)
D&O Insurance	Directors' and officers' liability insurance and fiduciary liability insurance collectively
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
EC	European Commission
ECB	The European Central Bank

ECB Clearance	The approval of the Merger and the other transactions contemplated by the Combination Agreement from the European Central Bank
Effective Time	00:00 a.m. Central European Time on the first day after the date on which a Dutch civil law notary executes the Merger Deed
EIB	European Investment Bank
Electing Common Shares	Stellantis Common Shares registered in the Loyalty Register
ELV Directive	The EU End-of-Life Vehicle Directive (2000/53/EC)
EMEA	Europe, the Middle East and Africa
EMTN	Peugeot S.A.'s European Medium-Term Notes
EPF/FFP	Maillot, Établissements Peugeot Frères and FFP
EPF/FFP Additional Director
The second director to the Stellantis Board which EPF/FFP will be entitled to nominate if at any time within the six years following the closing of the Merger or on the sixth anniversary of the closing of the Merger, both (i) the number of Stellantis Common Shares held by EPF/FFP and/or their affiliates increases to eight percent or more of the issued and outstanding Stellantis Common Shares, and (ii) the number of Stellantis Common Shares held by BPI and/or its affiliates falls below the number of shares corresponding to five percent of the issued and outstanding Stellantis Common Shares

EUR or euro or €	The lawful currency of the European Economic and Monetary Union
Euronext Paris	Euronext in Paris, a regulated market of Euronext Paris S.A.
EV/EBITDA multiples	Enterprise value to EBITDA multiples
Exchange Ratio	1.742 FCA Common Shares for each PSA Ordinary Share
Excluded PSA Shares	Any PSA Ordinary Share held in treasury by Peugeot S.A. or by FCA N.V. and any other PSA Ordinary Shares referred to by Article L. 236-3(II) of the French Commercial Code, if any
Exor	Exor N.V.
FAA	Fonds d'Avenir Automobile
FAS	The Federal Antimonopoly Service of the Russian Federation
Faurecia	Faurecia S.E.
Faurecia Distribution
The distribution by Stellantis to its shareholders through a dividend or other form of distribution (including through a reduction of the share capital of Stellantis), of (i) its remaining Faurecia ordinary shares, representing approximately 39 percent of the share capital in Faurecia, and (ii) cash equal to the proceeds of Peugeot S.A.'s sale of 9,663,000 Faurecia ordinary shares on October 29, 2020

FCA	FCA N.V. together with its subsidiaries within the meaning of article 2:24b of the Dutch Civil Code
FCA 2020 Semi-Annual Financial Information	The unaudited interim condensed consolidated financial information of FCA as of and for the six-month period ended June 30, 2020, including the notes thereto
FCA 2020 Semi-Annual Report	FCA's Semi-Annual Report as of and for the three and six months ended June 30, 2020

FCA 2017 Annual Report	FCA N.V.'s statutory annual report for the year ended December 31, 2017
FCA 2018 Annual Report	FCA N.V.'s statutory annual report for the year ended December 31, 2018
FCA 2019 Annual Report	FCA N.V.'s statutory annual report for the year ended December 31, 2019
FCA Board	The board of directors of FCA N.V.
FCA Extraordinary Dividend	A cash distribution of €2.9 billion payable by FCA N.V. to its shareholders
FCA Common Shares	Common shares in the share capital of FCA N.V. with a nominal value of €0.01 each
FCA Consolidated Financial Statements	The audited consolidated financial statements of FCA for the financials years ended December 31, 2017, 2018 and 2019, together with the notes thereto
FCA Forecasts
certain internal financial analyses and forecasts for FCA on a standalone basis and pro forma for the Merger (including the Synergies), in each case as prepared by the management of FCA and approved for Goldman Sachs' use by FCA

FCA Group	FCA N.V. and its subsidiaries and its non-consolidated ventures, taken as a whole
FCA N.V. or the Company	Fiat Chrysler Automobiles N.V. a public limited liability company (naamloze vennootschap)
FCA Interim Financial Information	The FCA 2020 Semi-Annual Financial Information together with the FCA Q3 Financial Information
FCA Material Breach Termination
Termination of the Combination Agreement by FCA:

(i) if Peugeot S.A. (A) willfully breaches or fails to perform any of its covenants or agreements contained in the Combination Agreement in any material respect (and such breach is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) 30 days after giving notice of such breach or failure to perform by FCA N.V. to Peugeot S.A. and (y) three business days prior to the Longstop Date) or (B) breaches or fails to perform any of its covenants or agreements in the Combination Agreement in a manner that would be reasonably likely to prevent or materially delay completion of the transactions contemplated by the combination agreement or result in a Substantial Detriment; or

(ii) if any of the representations or warranties of Peugeot S.A. contained in the Combination Agreement fails to be true (subject to the materiality qualifications provided for in the combination agreement); provided, however, that the right to terminate the Combination Agreement pursuant to this paragraph will not be available if FCA N.V. is then in material breach of any of its representations, warranties, covenants or other agreements under the Combination Agreement

FCA Q3 Financial Information	The unaudited interim condensed consolidated financial information of FCA as of and for the three- and nine-month period ended September 30, 2020, including the notes thereto
FCA Q3 2020 Interim Report	FCA's Interim Report as of and for the three and nine months ended September 30, 2020

FCA Recommendation	FCA Board's recommendation to the FCA Shareholders to approve the Cross-Border Merger Terms and the transactions contemplated by the Cross-Border Merger Terms and the Combination Agreement
FCA Record Date	December 7, 2020, which is 28 days prior to the extraordinary general meeting of FCA N.V.
FCA RSU	A restricted share unit award with respect to FCA Common Shares
FCA Shareholders	Holders of FCA Common Shares
FCA Shareholder Approval
A resolution approving the Merger passed at the extraordinary meeting of FCA Shareholders with the affirmative vote of the holders of (i) a majority of the votes cast at the FCA N.V. shareholders meeting (provided that one half or more of the issued and outstanding share capital of FCA N.V. is represented at such meeting) or (ii) if less than one half of the issued and outstanding share capital of FCA N.V. is represented at the FCA N.V. shareholders meeting, at least two-thirds of the votes cast at such meeting

FCA Special Voting Shares	Special voting shares in the share capital of FCA N.V.
FCA US	FCA US LLC
Final Registration Date	The final registration date for a Stellantis General Meeting, will be the seventh day prior to the meeting unless otherwise determined by the Stellantis Board
Financial Services	Financial services activities
FMSA	The Dutch Financial Markets Supervision Act
FNE	The Chilean competition authority (Fiscalía Nacional Económica)
Ford	Ford Motor Company
France-Netherlands Tax Treaty	The tax treaty dated March 16, 1973 (as amended) concluded between France and the Netherlands
GA	Giovanni Agnelli B.V.
GDPR	General Data Protection Regulation (Regulation (EU) 2016/679)
GM	General Motors LLC and General Motors Company
Goldman Sachs	Goldman Sachs International
Governance Committee	The governance committee of the Stellantis Board
Governance Effective Time	01.00 Central European Time on the day immediately following the day of the Effective Time, unless a later time or date is mutually agreed upon in writing by Peugeot S.A. and FCA N.V.
GSR	The General Safety Regulation
H1 2019	The six months ended June 30, 2019
H1 2020	The six months ended June 30, 2020
HRMC	Her Majesty's Revenue and Customs in the U.K.
HSR	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended
IAS	International Accounting Standard

IASB	The International Accounting Standards Board
IFRS	The International Financial Reporting Standards
IFRS 3	IFRS 3, Business Combinations
IFRS 13	IFRS 13, Fair Value Measurement
IKAP	Iran Khodro Automobiles Peugeot Company
Implied Values per Share	The implied equity values divided by the applicable fully diluted shares (based upon the number of issued and outstanding shares and the number of shares resulting from dilutive instruments)
Indemnified Parties	Each present and former director and officer of each party to the Merger or any of its subsidiaries (in each case, when acting in such capacity), determined as of the closing of the Merger
Industrial Activities	Core industrial activities
Inside Information
Any inside information which: (i) is of a precise nature; (ii) has not been made public; (iii) directly concerns Stellantis; and (iv) if it were made public, would be likely to have a significant effect on the prices of Stellantis's financial instruments (as such term is defined under the Market Abuse Regulation) or on the price of related derivative financial instruments

Insider List
A list of all persons who have access to Inside Information and who are working for Stellantis, as well as persons acting on its behalf or account, under a contract of employment, or otherwise performing tasks pursuant to which they have access to Inside Information, such as advisers, accountants or credit rating agencies

IRAP	Imposta regionale sulle attività produttive, the Italian regional tax on productive activities
IRES	Italian Corporate Income Tax
IRR	Internal rate of return
IRS	The U.S. Internal Revenue Service
ISDA	International Swaps and Derivatives Master
ISIN	International securities identification number
ITA	The Italian Consolidated Income Tax Act (approved by Decree No. 917 of December 22, 1986)
Italian CGT	A 26 percent substitute tax on capital gains levied in Italy
IVI	In-vehicle infotainment
I&W	The Dutch Ministry of Infrastructure and Water Management
JCPOA	The Joint Comprehensive Plan of Action
KBA	The Kraftfahrt-Bundesamt
LATAM	Latin America
Latest Practicable Date	November 13, 2020,the last practicable date prior to the date of this Prospectus
LCV	Light commercial vehicles
LEI	Legal entity identifier

Letter Agreement
The agreement between each of the Reference Shareholders, in its capacity as shareholder of Peugeot S.A. or FCA N.V., as applicable, and Peugeot S.A. or FCA N.V., as applicable, setting forth, among other things, undertakings relating to the Merger and the future governance of Stellantis

Lion SAS	Lion Participations SAS
Listing	(1) the listing and admission to trading on the MTA of up to 1,545,221,900 Stellantis Common Shares and (2) the listing and admission to trading on Euronext Paris of the Stellantis Common Shares
Listing Agent	Société Générale, the listing agent with respect to the listing and admission to trading of the FCA Common Shares on Euronext Paris
Loyalty Register	The Loyalty Register of Stellantis
Longstop Date	June 30, 2021
Maillot	Maillot I
Management Figures	FCA's and PSA's internal business plan financial projections for the period 2019 through 2022
Market Abuse Regulation	Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 as amended and supplemented
Material Breach Termination	Each of the PSA Material Breach Termination and the FCA Material Breach Termination
Merger	The combination of FCA N.V. and Peugeot S.A. through a cross-border merger
Merger Deed	A notarial deed of cross-border merger with respect to the Merger between FCA N.V. and Peugeot S.A. in accordance with applicable Dutch law and French law
MIT	The Italian Ministry of Transport
MMA	Messier Maris & Associés
MOE	The Korean Ministry of Environment
MPG	Mile per gallon
MTA	The Mercato Telematico Azionario
Netherlands-U.K. tax Treaty	The Tax Treaty concluded between the Netherlands and the United Kingdom
NEVs	New Energy Vehicles
NHTSA	The National Highway Safety Administration
Nominating Shareholders	Exor, EPF/FFP and BPI
North America	The United States, Canada, Mexico and the Caribbean Islands
Notification Thresholds
Three percent, five percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent of actual or potential voting rights in Stellantis

NTM	Next twelve months
NYSE	The New York Stock Exchange
OEMs	Original equipment manufacturers

Opinion Date	December 18, 2019
Opt-Out Litigation
Individual claims against FCA from approximately 3,200 U.S. consumers that have exercised their right to opt out of a class action settlement with FCA and pursue their own individual claims against FCA

Original Combination Agreement	The combination agreement between FCA N.V. and Peugeot S.A. dated December 17, 2019
OV	The Opel and Vauxhall brands collectively
OV Acquisition	The acquisition by PSA of the manufacturing and sales operations of the OV brands from GM
PCD	The Peugeot, Citroën and DS brands collectively
PDMR
Each of the members of the Stellantis Board and any other person discharging managerial responsibilities within Stellantis and who in that capacity is authorized to make decisions affecting the future developments and business prospects of Stellantis and has regular access to inside information relating, directly or indirectly, to Stellantis

PEA	Plan d'épargne en actions, a French share savings plan
Peugeot S.A.	Peugeot S.A., a French Société Anonyme
PFIC	Passive foreign investment company
PHEV	Plug-in hybrid electric vehicle
Pre-Merger Distributions
Together with together with the FCA Extraordinary Dividend and the 2019 Ordinary Dividend, an ordinary dividend in respect of the fiscal year ending December 31, 2020 for an amount to be agreed by FCA N.V. and Peugeot S.A. on the basis of their respective distributable amounts, payable by each of Peugeot S.A. and FCA N.V.

Proceeding
Any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative, against Directors, officers, former Directors, former officers (including former directors and officers of PSA) and any person who may have served at Stellantis's request as a director or officer of another company in which it owns shares or of which it is a creditor who were or are made a party or are threatened to be made a party or are involved in

Proposed Distributions	The FCA Extraordinary Dividend and the Faurecia Distribution
Prospectus	This prospectus dated November 20, 2020
Prospectus Regulation
Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC

PSA	Peugeot S.A. together with its subsidiaries within the meaning of article L. 233-1 of the French Commercial Code
PSAI	PSA International S.A.
PSA 2017 Registration Document	The English version of the 2017 Document de Référence of PSA which was filed with the AMF under number D. 18-0196 on March 28, 2018

PSA 2018 Registration Document	The English version of the 2018 Document de Référence of PSA which was filed with the AMF under number D. 19-0201 on March 26, 2019
PSA 2019 Universal Registration Document	The English version of the 2019 Document d'enregistrement universel of PSA which was filed with the AMF under number D.20-0327 on April 21, 2020
PSA 2020 Semi-Annual Financial Information	The reviewed interim financial information of PSA as of and for the six-month period ended June 30, 2020
PSA Articles of Association	Peugeot S.A.'s articles of association
PSA Consolidated Financial Statements	The audited consolidated financial statements of PSA for the financials years ended December 31, 2017, 2018 and 2019, together with the notes thereto
PSA Extraordinary General Meeting	An extraordinary general meeting of PSA Shareholders
PSA Forecasts	Certain internal financial analyses and forecasts for PSA (excluding Faurecia) on a standalone basis, as prepared by the management of PSA and approved for Goldman Sachs's use by FCA
PSA General Meeting Approval
A resolution approving the Merger passed at the extraordinary meeting of PSA Shareholders with a two-thirds majority of the votes cast by the shareholders present or represented at such meeting, provided that at least 25 percent of the PSA Ordinary Shares carrying voting rights are present or represented at the first convening of such meeting, or at least 20 percent of the PSA Ordinary Shares carrying voting rights are present or represented at the second convening of such meeting

PSA Group	Peugeot S.A. and its subsidiaries and its non-consolidated ventures, taken as a whole
PSA LTI	PSA's equity based, long-term incentive plan
PSA Management Board	The management board of Peugeot S.A.
PSA Material Breach Termination
Termination of the Combination Agreement by Peugeot S.A.:

(i) if FCA N.V. (A) willfully breaches or fails to perform any of its covenants or agreements contained in the Combination Agreement in any material respect (and such breach is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) 30 days after giving notice of such breach or failure to perform by Peugeot S.A. to FCA N.V. and (y) three business days prior to the Longstop Date) or (B) breaches or fails to perform any of its covenants or agreements in the Combination Agreement in a manner that would be reasonably likely to prevent or materially delay completion of the transactions contemplated by the Combination Agreement or result in a Substantial Detriment; or

(ii) if any of the representations or warranties of FCA N.V. contained in the Combination Agreement fails to be true (subject to the materiality qualifications provided for in the Combination Agreement); provided, however, that the right to terminate the Combination Agreement pursuant to this paragraph will not be available if Peugeot S.A. is then in material breach of any of its representations, warranties, covenants or other agreements under the Combination Agreement

PSA Q3 2020 Revenue Update	The un-reviewed revenue update as of and for the three- and nine-month period ended September 30, 2020
PSA Recommendation	PSA Supervisory Board's recommendation to the PSA Shareholders to approve the Cross-Border Merger Terms and the transactions contemplated by the Cross-Border Merger Terms and the Combination Agreement
PSA Record Date	December 30, 2020, i.e., the date that is two business days prior to the PSA Shareholder Meeting
PSA Shareholders	Holders of PSA Ordinary Shares
PSA Shareholders Approval	PSA General Meeting Approval together with PSA Special Meeting Approval
PSA Shareholder Meeting	The PSA Extraordinary General Meeting together with the PSA Special General Meeting
PSA Special General Meeting	A special general meeting of PSA's shareholders entitled to double voting rights
PSA Special Meeting Approval
A resolution approving the Merger passed at the special meeting of PSA Shareholders entitled to double voting rights with a two-thirds majority of the votes cast by the shareholders entitled to double voting rights present or represented at such meeting, provided that at least one-third of the PSA Ordinary Shares carrying double voting rights are present or represented at the first convening of such meeting, or at least 20 percent of the PSA Ordinary Shares carrying double voting rights are present or represented at the second convening of such meeting

PSA Supervisory Board	The supervisory board of Peugeot S.A.
PSA Ordinary Shares	Ordinary shares in the share capital of Peugeot S.A. with a nominal value of €1.00 each
Public Forecasts	Certain publicly available financial forecasts prepared by research analysts relating to PSA and FCA
P/BV	Price-to-Book Value
Q3 2019	The three months ended September 30, 2019
Q3 2020	The three months ended September 30, 2020
QEF	A U.S. qualified electing fund
Qualifying Common Shares	Electing Common Shares which have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same Stellantis Shareholder
RDE	Real Driving Emissions procedure
RDW	The Dutch Vehicle Regulator (Rijksdienst voor het Wegverkeer)
Reference Shareholders	Exor, EPF/FFP, BPI and Dongfeng
Registration Statement	The registration statement filed by FCA N.V. on Form F-4 under the Securities Act with the SEC in connection with the Merger
Regular Trading Systems	DTC or another direct registration system maintained by Computershare Trust Company, N.A., Monte Titoli S.p.A. and Euroclear France collectively
Remuneration Committee	The remuneration committee of the Stellantis Board
Renault	Renault S.A.

Residual Director	A Director nominated by virtue of a Nominating Shareholder's holding the Threshold Stake until the sixth anniversary of the closing of the Merger
Retroactive Effective Date	The first day of the calendar year during which the Effective Time occurs
RG-AMF	The Règlement général of the AMF
RICO	The Racketeer Influenced and Corrupt Organizations Act
ROW	Rest of the world
Santander	Group Santander Consumer Finance
SAS	SAS Autosystemtechnik GmbH und Co KG
SCC	Saipa Citroën Company
SDRT	U.K. Stamp Duty Reserve Tax
SEC	The United States Securities and Exchange Commission
Securities Act	The U.S. Securities Act of 1933
Selected Companies	BMW, GM, Ford, VW, and Daimler
Sevel	Sevel S.p.A., a joint venture of FCA and PSA
Share Repurchase Agreement	The share repurchase agreement between Dongfeng and Peugeot S.A. dated December 17, 2019
SICAF	Società di investimento a capital fisso, an Italian legal form for an investment fund
SICAV	Società di investimento a capitale variabile, an Italian legal form for an investment fund
Special Dividend Reserve	A special dividend reserve to which is allocated the minimum dividend to which holders of Special Voting Shares are entitled
Special Voting Shares	The Class A Special Voting Shares together with the Class B Special Voting Shares in the share capital of Stellantis
SOTP	Sum-of-the-parts
Stellantis	Stellantis N.V., a public limited liability company (naamloze vennootschap)
Stellantis Articles of Association	The articles of association of Stellantis to be adopted as of the Governance Effective Time
Stellantis Board	The board of directors of Stellantis
Stellantis Board Regulations	The board regulations of Stellantis to be adopted as of the Governance Effective Time
Stellantis Common Shares	Common Shares in the share capital of Stellantis with a nominal value of €0.01 each
Stellantis General Meeting	The general meeting of Stellantis
Stellantis Record Date	The 28th day prior to the day of a Stellantis General Meeting
Stellantis Shareholders	Holders of Stellantis Common Shares
Substantial Detriment
Individually or in the aggregate, a material adverse impact (or a reasonably likely material adverse impact) on the value of the Combined Group after the closing of the Merger (taking into account the parties' contemplated plans for combining the businesses of PSA and FCA after the closing of the Merger and the value reasonably expected to be realized in connection with the Merger) or the imposition (or the reasonably likely imposition) of criminal penalties or sanctions.
Superior Proposal
A bona fide written Acquisition Proposal that did not result from a breach of the covenants described in the section "The Combination Agreement and Cross Border Merger Terms—The Combination Agreement and Shareholder Undertakings —Certain Covenants—Exclusivity; No Solicitation; Superior Proposal" for or in respect of two-thirds or more of the issued and outstanding share capital of FCA N.V. or Peugeot S.A., as applicable, or all or substantially all of the assets of FCA N.V. and its subsidiaries, on a consolidated basis, or Peugeot S.A. and its subsidiaries, on a consolidated basis, as applicable, in each case on terms that the FCA Board or the PSA Supervisory Board, as applicable, determines in good faith, taking into account, among other things:

(i) all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the Combination Agreement reasonably deemed relevant by the FCA Board or the PSA Supervisory Board, as applicable (including conditions to, expected timing and risks of consummation of, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, if applicable),

(ii) in the case of FCA N.V., all other factors that the FCA Board is permitted to consider pursuant to Dutch law,

(iii) in the case of Peugeot S.A., the corporate interest (intérêt social) of PSA and all other factors that the PSA Supervisory Board is permitted to consider pursuant to French law, and

(iv) any improved terms that the other party may have offered pursuant to provisions described under "Board of Directors Recommendations; Change in Recommendations"

are substantially more favorable to FCA N.V. or Peugeot S.A. and their respective shareholders and other stakeholders, as the case may be, than the transactions contemplated by the Combination Agreement (after taking into account any such improved terms), if applicable; provided that the PSA Supervisory Board and FCA Board, as applicable, may not, given the substantial strategic benefits of the transactions contemplated by the Combination Agreement, determine an Acquisition Proposal to be substantially more favorable unless it constitutes at least a ten percent premium to the value reasonably expected to be realized by such party's shareholders through the transactions contemplated by the Combination Agreement.

SVS Foundation
a Dutch foundation (stichting) which has the right to subscribe for a number of Special Voting Shares up to the number of Special Voting Shares included in Stellantis's authorized share capital from time to time

Synergies	Certain operating synergies, net of implementation costs, projected to result from the Merger, as prepared by third-party consultants engaged by FCA and approved for Goldman Sachs' use by FCA
TCA	The Turkish Competition Authority

TCGA	The U.K. Taxation of Chargeable Gains Act 1992
Termination Payment	The amount equal to €500 million payable in the event that the Combination Agreement is terminated by one party because the other party made a Change in Recommendation
Threshold Stake	Between four percent and five percent of the issued and outstanding Stellantis Common Shares
Transferred Group	The relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same Change of Control transaction
UK CGT	Capital gains tax or corporation tax on chargeable gains levied in the U.K.
US dollars or US$ or USD or $	The US Dollar, the lawful currency in the US
Securities Act	The U.S. Securities Act of 1933, as amended
UAW	The United Auto Workers
Undisturbed Date	October 29, 2019
Voting Threshold	30 percent or more of the votes that could be cast at any Stellantis General Meeting, including after giving effect to any voting rights exercisable through Special Voting Shares
VW	Volkswagen AG
VWAP	Volume weighted average price
WACC	Weighted average cost of capital
WHO	The World Health Organization
WLTP	The Worldwide harmonized Light vehicles Test Procedure

INDEX TO THE FAIRNESS OPINIONS

Fairness Opinion by Goldman Sachs International	A-2
Fairness Opinion by d'Angelin & Co Ltd.	A-5
FAIRNESS OPINION BY PERELLA WEINBERG UK LIMITED	A-8

Fairness Opinion by Goldman Sachs International

PERSONAL AND CONFIDENTIAL

December 17, 2019

Board of Directors

Fiat Chrysler Automobiles N.V.

25 St. James's Street

London SW1A 1HA

United Kingdom

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Fiat Chrysler Automobiles N.V. (the "Company"), taking into account the payment of the FCA Dividend (as defined below), of the exchange ratio (the "Exchange Ratio") of 1.742 common shares, par value €0.01 per share (the "Shares"), of the Company to be issued in exchange for each ordinary share, par value €1.00 per share (the "Groupe PSA Shares"), of Peugeot S.A. ("Groupe PSA") (other than the Groupe PSA Shares held by Groupe PSA as treasury shares), pursuant to the definitive cross-border merger documentation (collectively, the "Definitive Documentation") pursuant to the Combination Agreement dated as of December 17, 2019 (the "Agreement"), by and between the Company and Groupe PSA. The Agreement provides, among other things, that (a) the Company and Groupe PSA will combine their respective businesses through a combination transaction (the "Combination") involving a cross-border merger of Groupe PSA into the Company and (b) prior to the closing of the Combination (i) the Company intends to make a cash distribution to its shareholders of €5.50 billion (the "FCA Dividend"), and (ii) Groupe PSA intends to distribute to its shareholders by way of a special or interim dividend (the "PSA Distribution") all of the shares held by Groupe PSA in Faurecia S.E. ("Faurecia").

Goldman Sachs International and its affiliates ("Goldman Sachs") are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Groupe PSA, any of their respective affiliates and third parties, including Exor N.V., a significant shareholder of the Company ("Exor"), Peugeot Family / FFP / Établissements Peugeot Frères S.A., a significant shareholder of Groupe PSA ("Peugeot Family"), Dongfeng Motor Group / Dongfeng Motor (Hong Kong) International Co. Ltd., a significant shareholder of Groupe PSA ("Dongfeng"), and Bpifrance Participations S.A. / Lions Participation, a significant shareholder of Groupe PSA ("Bpifrance"), and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement and the Definitive Documentation (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and to indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company with respect to its sale of Magneti Marelli S.p.A. in May 2019. We also have provided certain financial advisory and/or underwriting services to Groupe PSA and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as book runner to

Faurecia with respect to its public offering of 3.125% senior notes due 2026 (aggregate principal amount €500,000,000) in March 2019. We also have provided certain financial advisory and/or underwriting services to Exor and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as book runner to CNH Industrial Capital LLC, an affiliate of Exor, with respect to the public offering of its 4.200% notes due 2024 (aggregate principal amount $500,000,000) in August 2018; as book runner to PartnerRe Limited, an affiliate of Exor, with respect to the public offering of its 3.700% senior notes due 2029 (aggregate principal amount $500,000,000); and as book runner to CNH Industrial NV, an affiliate of Exor, with respect to the public offering of its 1.625% notes due 2029 (aggregate principal amount €500,000,000) in June 2019. We also have provided certain financial advisory and/or underwriting services to Bpifrance and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as book runner to Bpifrance Financement SA, an affiliate of Bpifrance, in connection with the public offering of its 0.250% notes due 2023 (aggregate principal amount €1,000,000,000) in February 2018; as book runner to Bpifrance Financement S.A. in connection with the public offering of its 0.625% notes due 2026 (aggregate principal amount €750,000,000) in July 2019; and as book runner to BPI France Investissement, an affiliate of Bpifrance, with respect to the public offering of its 0.875% notes due 2028 (aggregate principal amount €50,000,000) in July 2019. We have also provided certain financial advisory and/or underwriting services to the Government of the People's Republic of China (including its agencies and instrumentalities), a significant shareholder of Dongfeng, and their respective affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, Groupe PSA, Exor, Peugeot Family, Dongfeng, Bpifrance, the Government of the People's Republic of China (including its agencies and instrumentalities) and their respective affiliates and, as applicable, portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Exor and its affiliates from time to time and may have invested in limited partnership units of affiliates of Exor from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 20-F of the Company and the Registration Documents of Groupe PSA and Faurecia, in each case for the three years ended December 31, 2018; interim reports to shareholders of the Company, Groupe PSA and Faurecia for the periods ended June 30, 2019 and September 30, 2019; certain other communications from the Company and Groupe PSA to their respective shareholders; certain publicly available research analyst reports for the Company; certain publicly available research analyst reports and publicly available management guidance for Groupe PSA and Faurecia; certain internal financial analyses and forecasts for Groupe PSA (excluding Faurecia) on a standalone basis, as prepared by the management of Groupe PSA and approved for our use by the Company (the "Groupe PSA Forecasts"); and certain internal financial analyses and forecasts for the Company on a standalone basis and pro forma for the Transaction, in each case as prepared by the management of the Company and approved for our use by the Company (the "FCA Forecasts"), including certain operating synergies, net of implementation costs, projected to result from the Transaction, as prepared by third party consultants engaged by the Company and approved for our use by the Company (the "Synergies"). We have also held discussions with members of the senior managements of the Company and Groupe PSA regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Groupe PSA and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares, the Groupe PSA Shares and the ordinary shares of Faurecia; compared certain financial and stock market information for the Company and Groupe PSA with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Groupe PSA Forecasts, the FCA Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Groupe PSA or Faurecia or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Groupe PSA or on the expected benefits of the Transaction in any way meaningful to our analysis. We have also assumed that the Transaction will be consummated on the terms set forth in the Agreement, in each case without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have also assumed that the terms set forth in the Definitive Documentation will not differ from those set forth in the Agreement in any way meaningful to our analysis. In addition, we have assumed with your consent that the FCA Dividend will have been paid in an amount of €5.50 billion, and that the PSA Distribution will have been completed, in each case prior to the closing of the Combination.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof and taking into account the payment of the FCA Dividend, of the Exchange Ratio pursuant to the Definitive Documentation to be entered into pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Definitive Documentation or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or the Definitive Documentation or entered into or amended in connection with the Transaction, any of the modifications to the voting rights of the Shares as a result of the Transaction, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Groupe PSA, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Definitive Documentation to be entered into pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Groupe PSA or the ability of the Company or Groupe PSA to pay its obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Combination or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and, taking into account the payment of the FCA Dividend, the Exchange Ratio pursuant to the Agreement and the Definitive Documentation is fair from a financial point of view to the Company.

Very truly yours,

Goldman Sachs International

Fairness Opinion by d'Angelin & Co Ltd.

December 18, 2019

The Board of Directors

Fiat Chrysler Automobiles N.V.

25 St James's Street

London SW1A 1HA

United Kingdom

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness, from a financial perspective, of the Exchange Ratio (defined below) to the holders of FCA Shares (as defined below) in connection with the proposed combination (the "Merger") of Groupe PSA, a French société anonyme ("PSA") into Fiat Chrysler Automobiles N.V., a Dutch public limited liability company (naamloze vennootschap) ("FCA") pursuant to that certain Combination Agreement dated December 18, 2019 between FCA and PSA (the "Agreement").

We understand that in the Merger FCA and PSA will effect a strategic combination of their businesses, with the surviving company being referred to as "DutchCo" such that at the effective time of the Merger, among other things (i) each issued and outstanding ordinary share, par value €1.00 per share, of PSA (each, a "PSA Share") shall be exchanged for 1.742 (the "Exchange Ratio") common shares, par value €0.01 per share, of DutchCo in the Merger, and (ii) each issued and outstanding common share, par value €0.01 per share, of FCA (each, an "FCA Share") shall remain unchanged as a share of DutchCo, all as contemplated in the Agreement. The Agreement further contemplates, among other things, that prior to the Merger the FCA Shareholders will receive a special cash dividend totaling €5.5 billion (representing approximately €3.50 per share) (the "FCA Distribution") and the PSA Shareholders will receive a distribution of all of the shares (the "Faurecia Shares") in Faurecia S.E. ("Faurecia") held prior to the Merger by PSA, representing approximately 46.3% of the outstanding share capital in Faurecia (the "Faurecia Distribution" and, with the FCA Distribution, the "Distributions").

For purposes of our opinion expressed at the end hereof (our "Opinion"), we have:

i.	reviewed a draft of the Agreement dated December 18, 2019 in the form provided to us;

ii.	reviewed certain publicly available financial statements and other business and financial information of FCA, PSA, and Faurecia;

iii.	reviewed FCA and PSA internal business plan financial projections for the period 2019 through 2022, which were provided to us, and approved for our use, by FCA's management;

iv.	reviewed certain publicly available research analysts' consensus financial forecasts for FCA, PSA, and Faurecia for the period 2019 through 2022;

v.	reviewed certain estimates relating to certain strategic, financial and operational benefits anticipated from the Merger, which were provided to us, and approved for our use, by FCA's management;

vi.	discussed the past and current operations and financial condition and the prospects of FCA with senior executives of FCA;

vii.	reviewed the pro forma impact of the transaction on earnings per share to the holders of FCA Shares and certain other financial metrics, including the potential value creation and investment returns;

viii.	reviewed the reported prices and trading activity for the listed and or reported trading of the FCA Shares, PSA Shares and Faurecia Shares;

ix.
compared, to the extent publicly available, the financial performance of FCA and PSA and the prices and trading activity of the FCA Shares and PSA Shares, with those of certain other publicly-traded companies that we deemed relevant, and their securities; and

x.	performed such other analyses and reviewed such other material and information as we have deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of our Opinion and we have not assumed any responsibility for independent verification of such information and have relied on such information being complete and correct. We have relied on assurances of the management of FCA that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our Opinion. With respect to any and all financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of respective management of the future financial performance of the respective entities. We express no views as to the reasonableness of any such financial projections or the assumptions on which they are based. We have not conducted a physical inspection of the facilities or property of any person or entity. We have not assumed any responsibility for or performed any independent valuation or appraisal of the assets or liabilities of any person or entity, nor have we been furnished with any such valuation or appraisal. In arriving at our Opinion, we have not considered, among other things, any legal, fiscal, accounting and other implications for any person or entity and its shareholders deriving from the implementation of the Merger, the implications associated with the structure of the Merger, any potential or contingent liabilities of any person or entity, or any transaction costs arising from the execution of the Merger. Further, we have not been provided with, obtained or reviewed any specialist advice, including but not limited to, legal, accounting, actuarial, technical, environmental, commercial, information technology or tax advice, and accordingly our Opinion does not take into account the possible implications of any such specialist advice. We are unaware of, and have therefore not assessed, the impact of facts occurred or the effects subsequent to other potential contingencies, including those of regulatory or normative nature, or those connected to the operating sector or specific situations pertaining to FCA and PSA that entail a revision of economic and financial forecasts and of other financial, economic or balance sheet information provided to us on which our Opinion based.

We have assumed that the final Agreement will be substantially the same form as the draft reviewed by us and will not vary in any respect material to our analysis. We have also assumed that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on any party or the contemplated benefits of the Merger. We have further assumed that all representations and warranties set forth in the Agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the Agreement will comply with all covenants of such parties thereunder. We note in particular that under the terms of the Agreement, the Distributions and other transactions contemplated by the Agreement will be consummated and we assume that such consummations will be fully on the terms as described in the Agreement without delay, limitation, restriction, condition or variation.

Our Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, December 12, 2019. In particular, we do not express any opinion as to the prices at which the FCA Shares, PSA Shares and Faurecia Shares may trade at any future time or as to the impact of the Merger on the solvency or viability of any person or entity or the ability of any person or entity to pay their respective obligations when they come due. Furthermore, our Opinion does not address any person's or entity's underlying business decision to undertake the Merger, and our Opinion does not address the relative merits of the Merger as compared to any alternative transactions or business strategies that might be available to any person or entity. Our Opinion does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise except as expressly identified herein.

In arriving at our Opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving any person or entity or any of their respective assets and we were not authorized to evaluate and did not evaluate any other merger or other business combination transaction involving any person or entity or any other strategic or financial transaction.

We have acted as financial advisor to FCA in connection with the Merger and will receive a fee for our services. In addition, FCA has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the past we have provided financial advisory services to FCA and/or its affiliates. We have not during the two years prior to the date hereof provided any financial advisory services to PSA or any of its affiliates for which we received payment.

This letter and our advisory services are provided solely for the information and assistance of the Board of Directors of FCA (in its capacity as such) in connection with their consideration of the Merger. This letter may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except as part of a proxy statement that is required to be filed by FCA in connection with the Merger. We express no view as to, and our Opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Exchange Ratio to be paid pursuant to the Agreement or otherwise. This letter does not constitute a recommendation to any holder of FCA Shares or PSA Shares as to how any such holder should vote on the Merger or act on any matter relating to the Merger.

Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of FCA Shares.

Very truly yours,

d'Angelin & Co. Ltd.

Fairness Opinion by Perella Weinberg UK Limited

September 14, 2020

Peugeot S.A.

Route de Gisy

78140 Vélizy-Villacoublay, France

Members of the Supervisory Board:

We understand that Peugeot S.A., a French société anonyme (the "Company"), is considering entering into an Amendment to Combination Agreement (the "Amendment") by and between the Company and Fiat Chrysler Automobiles N.V., a Dutch public limited liability company ("FCA"), with respect to the Combination Agreement dated as of December 17, 2019 (the "Original Agreement" and, as amended by the Amendment, the "Amended Agreement"), by and between the Company and FCA, pursuant to which, among other things, the Company and FCA will effect a strategic combination of their businesses through a combination transaction involving a crossborder merger of the Company into FCA, with the resulting company being renamed as "Stellantis" (the "Amended Transaction"). Pursuant to the Amended Transaction, each issued and outstanding ordinary share, par value €1.00 per share, of the Company (each, a "Company Share") shall be exchanged for 1.742 (the "Exchange Ratio") common shares, par value €0.01 per share, of Stellantis, while each issued and outstanding common share, par value €0.01 per share, of FCA (each, a "FCA Share") shall remain unchanged as a share in Stellantis. Prior to the closing of the Amended Transaction, FCA intends to make a cash distribution to its shareholders of €2.90 billion (the "FCA Dividend"). The terms and conditions of the Amended Transaction are more fully set forth in the Amended Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Shares, of the Exchange Ratio provided for in the Amended Agreement.

For purposes of the opinion set forth herein, we have, among other things:

1.
reviewed certain publicly available financial statements and other business and financial information with respect to the Company, Faurecia S.A., a listed French société anonyme controlled by the Company ("Faurecia"), and FCA, including research analyst reports;

2.	reviewed certain publicly available financial forecasts prepared by research analysts relating to the Company and FCA (the "Public Forecasts");

3.	reviewed estimates of synergies anticipated by the Company's management to result from the Amended Transaction (collectively, the "Anticipated Synergies");

4.
discussed the past and current business, operations, financial condition and prospects of the Company, including the Anticipated Synergies and matters relating to Faurecia, with members of the supervisory board of the Company (the "Supervisory Board"), and discussed the past and current business, operations, financial condition and prospects of FCA with the Supervisory Board;

5.	reviewed the relative financial contributions of the Company and FCA to the future financial performance of Stellantis on a pro forma basis;

6.	compared the financial performance of the Company and FCA with that of certain publicly-traded companies which we believe to be generally relevant;

7.	compared the financial terms of the Amended Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

8.	reviewed the historical trading prices and trading activity for the Company Shares and the FCA Shares, and compared such price and trading activity of the shares of Company Shares and

FCA Shares with each other and with that of securities of certain publicly-traded companies which we believe to be generally relevant;

9.	participated in discussions with certain representatives of the Company and the Supervisory Board, and their respective advisors;

10.	reviewed the Original Agreement and a draft, dated September 10, 2020, of the Amendment (the "Draft Amendment"); and

11.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the Supervisory Board that, to its knowledge, the information furnished, or approved for our use, by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. We have assumed with your consent that there are no material undisclosed liabilities of the Company or FCA for which adequate reserves or other provisions have not been made. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to the Company or FCA, prepared either by the management of the Company or FCA. In that regard, we have been advised by the Supervisory Board and have assumed, with your consent, that the Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of the Company and FCA and we have used the Public Forecasts in performing our analysis. We have assumed, with your consent, that the Anticipated Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of the Company to result from the Amended Transaction will be realized in the amounts and at the times projected by the management of the Company, and we express no view as to the assumptions on which they are based. We have relied without independent verification upon the assessment by the management of the Company and the Supervisory Board of the timing and risks associated with the integration of the Company and FCA. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or FCA, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or FCA. In addition, we have not evaluated the solvency of any party to the Amended Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Amendment will not differ in any material respect from the Draft Amendment reviewed by us and that the Amended Transaction will be consummated in accordance with the terms set forth in the Amended Agreement, without material modification, waiver or delay, in particular regarding the FCA Dividend, and that all representations and warranties in the Original Agreement were true and correct when made and that all representations and warranties in the Amended Agreement will be true and correct as of the closing of the Amended Transaction. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Amended Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, FCA or the contemplated benefits expected to be derived in the proposed Amended Transaction. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio provided for in the Amended Agreement to the holders of the Company Shares. We have not been asked to, nor do we, offer any opinion as to any other term of the Amended Agreement or any other document contemplated by or entered into in connection with the Amended Agreement or the form or structure of the Amended Transaction or the likely timeframe in which the Amended Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Amended Agreement, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Amended Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Amended Transaction or the relative merits of the Amended Transaction as compared with any other strategic alternative which may be available to the Company. We have not been authorized to solicit, and have not solicited, indications of interest in a transaction with the Company from any party.

We have acted since August 2019 as financial advisor to the Company in connection with the transaction contemplated by the Original Agreement and subsequently in connection with the Amended Transaction and have and will receive fees for our services, (i) a portion of which we received as monthly retainer fees, as well as an announcement fee, due pursuant to the official announcement by the Company of this contemplated transaction on October 31, 2019, (ii) a portion of which is payable upon the rendering of this opinion and (iii) a significant portion of which is contingent upon the consummation of the Amended Transaction. In addition, the Company has agreed to reimburse us for certain expenses, and indemnify us for certain liabilities and other items, that may arise out of our engagement. Perella Weinberg UK Limited and its affiliates have in the past provided to the Company and FCA and their respective affiliates, currently are providing to the Company and its respective affiliates, and in the future may provide to the Company and FCA and their respective affiliates, investment banking and other financial services to the Company and FCA and their respective affiliates for which they have received, or would expect to receive, compensation for the rendering of these services. Except as described above or previously disclosed, during the two-year period prior to the date hereof, no material relationship existed between Perella Weinberg UK Limited and its affiliates and the Company or FCA pursuant to which compensation was received by Perella Weinberg UK Limited or its affiliates. In the ordinary course of our business activities, Perella Weinberg UK Limited or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or FCA or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg UK Limited.

This opinion is for the information and assistance of the Supervisory Board in connection with, and for the purposes of its evaluation of, the Amended Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Shares or FCA Shares as to how such holders should vote or otherwise act with respect to the proposed Amended Transaction or any other matter and does not in any manner address the prices at which shares of Company Shares or FCA Shares will trade at any time. In addition, we express no opinion as to the fairness of the Amended Transaction to, or any consideration received in connection with the Amended Transaction by, the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In particular, the financial, credit and stock markets have been experiencing unusual volatility and we express no view or opinion as to the potential effects of such volatility on the Company, FCA or the Amended Transaction. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

For the avoidance of doubt, this opinion is not being delivered pursuant to Article 261-1 of the Règlement général of the French Autorité des marchés financiers (the "RG-AMF") and should not be considered a "rapport d'expert indépendant" nor an "expertise indépendante" or "attestation d'équité", nor shall Perella Weinberg UK Limited or its affiliates be considered an "expert indépendant", in each case within the meaning of the RG-AMF (in particular Book II, Title VI thereof).

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Amended Agreement is fair from a financial point of view to the holders of the Company Shares.

Very truly yours,

PERELLA WEINBERG UK LIMITED